Exhibit 99.11

NOTICE OF SPECIAL MEETING OF ACCLAIM SECURITYHOLDERS

to be held December 19, 2005

and

NOTICE OF SPECIAL MEETING OF STARPOINT SECURITYHOLDERS

to be held December 19, 2005

and

NOTICE OF JOINT PETITION TO THE COURT OF QUEEN’S
BENCH OF ALBERTA

and

JOINT INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

ACCLAIM ENERGY TRUST, ACCLAIM ENERGY INC.,

STARPOINT ENERGY TRUST, STARPOINT ENERGY LTD.,

CANETIC RESOURCES TRUST, TRISTAR OIL & GAS LTD., TRISTAR FINANCE LTD., 1198330
ALBERTA LTD., ACCLAIM SECURITYHOLDERS, STARPOINT SECURITYHOLDERS AND
TRISTAR FINCO SHAREHOLDERS

November 18, 2005

*FOR ASSISTANCE, SEE BACK COVER*

TABLE OF CONTENTS

LETTER TO ACCLAIM SECURITYHOLDERS	(ii)
LETTER TO STARPOINT SECURITYHOLDERS	(v)
NOTICE OF ACCLAIM MEETING	(viii)
NOTICE OF STARPOINT MEETING	(x)
NOTICE OF JOINT PETITION	(xii)
JOINT INFORMATION CIRCULAR	1
GLOSSARY OF TERMS	6
ABBREVIATIONS	24
CONVERSIONS	24
SUMMARY INFORMATION	25
BACKGROUND TO AND REASONS FOR THE ARRANGEMENT	41
THE ARRANGEMENT	42
INFORMATION CONCERNING ACCLAIM ENERGY TRUST	93
INFORMATION CONCERNING STARPOINT ENERGY TRUST	101
INFORMATION CONCERNING CANETIC RESOURCES TRUST	110
INFORMATION CONCERNING TRISTAR OIL & GAS LTD.	110
INFORMATION CONCERNING TRISTAR FINANCE LTD.	110
OTHER MATTERS TO BE CONSIDERED AT THE MEETINGS	111
GENERAL PROXY MATTERS	121
AUDITORS’ CONSENTS	125

Appendix A Acclaim Arrangement Resolution	A-1
Appendix B StarPoint Arrangement Resolution	-1
Appendix C Interim Order	C-1
Appendix D Arrangement Agreement	D-1
Appendix E Acclaim Fairness Opinion	E-1
Appendix F StarPoint Fairness Opinion	F-1
Appendix G Information Concerning TriStar Oil & Gas Ltd.	G-1
Appendix H Information Concerning Canetic Resources Trust	H-1
Appendix I TriStar Stock Option Plan	I-1
Appendix J Canetic Trust Unit Award Incentive Plan	J-1
Appendix K Section 191 of the Business Corporations Act (Alberta)	K-1
Appendix L Acclaim ProForma Financial Statements	L-1
Appendix M StarPoint ProForma Financial Statements	M-1

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November 18, 2005

Dear Unitholders and Exchangeable Shareholders:

You are invited to attend a special meeting (the “Acclaim Meeting”) of Acclaim unitholders and exchangeable shareholders to be held in the Ballroom of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary Alberta, at 9:00 a.m. (Calgary time) on December 19, 2005.  At the meeting, you will be asked to consider a proposed arrangement (the “Arrangement”) involving Acclaim Energy Trust (“Acclaim”), Acclaim Energy Inc. (“AEI”), StarPoint Energy Trust (“StarPoint”), StarPoint Energy Ltd. (“SEL”), Canetic Resources Trust (“Canetic Trust”) and TriStar Oil & Gas Ltd. (“TriStar”) and a number of other matters.  If you cannot attend the Acclaim Meeting, simply complete the applicable enclosed form of proxy or voting direction and submit it as soon as possible.  For assistance, please see the back cover of this information circular.

The Arrangement will result in the creation of Canetic Resources Trust, a new oil and natural gas energy trust which is expected to be one of the largest conventional oil and natural gas trusts in North America, and TriStar, a new public growth oriented junior exploration company which will own certain of Acclaim’s and StarPoint’s oil and natural gas assets and undeveloped lands.  Pursuant to the Arrangement, holders (“Acclaim Unitholders”) of trust units (“Acclaim Units”) of Acclaim will receive for each Acclaim Unit, 0.8333 of a trust unit (“Canetic Unit”) of Canetic Trust and holders (“StarPoint Unitholders”) of trust units (“StarPoint Units”) of StarPoint will receive for each StarPoint Unit, 1.0000 of a Canetic Unit.  Holders of Acclaim Units and StarPoint Units will also receive, as a separate distribution, common shares (“TriStar Common Shares”) of TriStar on the basis of 0.0833 of a TriStar Common Share for each Acclaim Unit and 0.1000 of a TriStar Common Share for each StarPoint Unit.  In addition, under the Arrangement, each holder of Acclaim Units will receive 0.0175 of a warrant (“TriStar Arrangement Warrant”) of TriStar for each Acclaim Unit held and each holder of StarPoint Units will receive 0.0210 of a TriStar Arrangement Warrant for each StarPoint Unit held.  Each full TriStar Arrangement Warrant will be exercisable for a period of 30 days following completion of the Arrangement into one TriStar Common Share at an exercise price of $2.75 per share.

Holders (“Acclaim Exchangeable Shareholders”) of exchangeable shares, series 1 of AEI (“Acclaim Exchangeable Shares”) and holders (“StarPoint Exchangeable Shareholders”) of series A exchangeable shares of SEL (“StarPoint Exchangeable Shares”) will participate in the Arrangement and receive Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants on the same basis as the holders of Acclaim Units and StarPoint Units, respectively, based on the number of Acclaim Units or StarPoint Units into which such shares are exchangeable.

All outstanding incentive awards (“Acclaim Rights”) granted under our unit award incentive plan will vest pursuant to the Arrangement and, as a result, holders of Acclaim Rights will participate in the Arrangement and will receive the same consideration as Acclaim Unitholders based upon the number of Acclaim Units issued pursuant to such Acclaim Rights.  In addition, all outstanding restricted units (“StarPoint Rights”) granted under StarPoint’s restricted unit plan will vest pursuant to the Arrangement.  StarPoint Rights may be redeemed by StarPoint in accordance with their terms for either a cash payment or StarPoint Units.  To the extent that holders of StarPoint Rights, receive StarPoint Units upon such redemption, they will participate in the Arrangement and will receive the same consideration as StarPoint Unitholders based upon the number of StarPoint Units issued.

Holders of our 8% convertible debentures and our 11% convertible debentures (collectively, “Acclaim Debentures”) and holders of StarPoint 6.5% convertible debentures and StarPoint 9.4% convertible debentures (collectively, “StarPoint Debentures”) who convert their Acclaim Debentures or StarPoint Debentures prior to the

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Effective Date will receive the same consideration as Acclaim Unitholders or StarPoint Unitholders, as the case may be, based upon the number of Acclaim Units or StarPoint Units issued upon such conversion.  Holders of Acclaim Debentures or StarPoint Debentures who do not convert their Acclaim Debentures or StarPoint Debentures prior to the Effective Date will be entitled to receive Canetic Units upon conversion of such Acclaim Debentures or StarPoint Debentures after the Effective Date with the number of Canetic Units received and the conversion price of such Acclaim Debentures and StarPoint Debentures adjusted to give effect to the Arrangement.

Subject to the election described below, Acclaim Unitholders and Acclaim Exchangeable Shareholders who would otherwise be entitled to receive less than 100 TriStar Common Shares and TriStar Arrangement Warrants, in the aggregate, will not receive TriStar Common Shares or TriStar Arrangement Warrants under the Arrangement.  Instead, such securities will be sold on the TSX, or such other exchange on which the TriStar Common Shares and TriStar Arrangement Warrants are listed, by an investment dealer designated by AEI and SEL within five business days following the date that the certificate for the Acclaim Units or Acclaim Exchangeable Shares, as applicable, is surrendered to the depositary under the Arrangement and the proceeds of such sale will be forwarded to the Acclaim Unitholder or Acclaim Exchangeable Shareholder.  The price to be received by each holder will be the average price obtained by the designated investment dealer for all of the TriStar Common Shares and TriStar Arrangement Warrants that were transferred to the investment dealer for sale on the same date as the holder’s.  All commissions will be borne by TriStar.  As a result, holders of Acclaim Units who hold less than 993 Acclaim Units and holders of Acclaim Exchangeable Shares who would hold less than 993 Acclaim Units if the Acclaim Exchangeable Shares held by such holders were exchanged for Acclaim Units in accordance with their terms, will receive a cash payment under the Arrangement instead of TriStar Common Shares and TriStar Arrangement Warrants.

Notwithstanding the above, registered holders of Acclaim Units who hold less than 993 Acclaim Units and registered holders of Acclaim Exchangeable Shares who would hold less than 993 Acclaim Units if the Acclaim Exchangeable Shares held by such holders were exchanged for Acclaim Units may elect to receive TriStar Common Shares or TriStar Arrangement Warrants under the Arrangement by submitting a duly completed election and letter of transmittal to the depositary under the Arrangement by no later than 4:30 (Calgary time) on December 30, 2005.

We believe that Canetic Trust will be well positioned to create long-term value for its Canetic Unitholders through a high quality, long life asset base, a strong balance sheet and an extensive drilling inventory.  Canetic Trust is expected to have a stable, long life reserve base and a diversified expected production base of approximately 75,000 Boe/d weighted approximately 65 percent towards primarily light oil and approximately 35 percent to natural gas.  We expect that the assets of Canetic Trust will include a high-quality, low-risk development drilling inventory of more than 1,000 drilling locations, representing an anticipated drilling inventory of more than four years.

Canetic Trust’s distribution policy will initially be set at $0.23 per Canetic Unit per month beginning with the first distribution payable following closing of the Arrangement.  It is anticipated that this distribution policy will result in a 2006 payout ratio of approximately 60 percent based on a commodity price forecast of US$55 WTI for oil and C$8.25 AECO for natural gas. Canetic Trust anticipates that its target payout ratio on a go forward basis will be approximately 60 to 65 percent.  Future distributions and the actual payout ratio will be subject to the discretion of the board of directors of Canetic and may vary depending on, among other things, the current and anticipated commodity price environment.

Upon completion of the Arrangement, TriStar will have initial proven plus probable reserves of approximately 3 million Boe and expected initial production of approximately 1,000 Boe/d. This asset base will consist of high quality, operated, light oil and natural gas reserves and production strategically located in southeast Saskatchewan and south central Alberta. These properties are characterized by large original oil in place reservoirs with development drilling upside of more than 30 locations.  In addition, TriStar is anticipated to be well positioned for exploration upside with more than 75,000 net acres of undeveloped land strategically located on several exploration plays. These include the new emerging Bakken light oil play in southeast Saskatchewan, step-out and development drilling opportunities in southern Alberta (following up on a number of recent Lower Mannville and Mississippian discoveries), and the Nisku light oil trend in the West Pembina area of central Alberta.

Pursuant to the Arrangement, TriStar also intends to indirectly complete a private placement of up to 2,727,273 TriStar Common Shares at an issue price of $2.75 per share and up to 2,309,657 TriStar performance shares to proposed or acting directors, officers, employees and consultants of TriStar.  Each TriStar performance share will be sold for a price of $0.01 per share and will ultimately be convertible into the percentage of a TriStar Common Share equal to the closing trading price of the TriStar Common Shares on the TSX or such other stock exchange on which the TriStar Common Shares are listed on the trading day prior to such conversion (the “TriStar Common Share Closing Price”) less $2.75 if positive, divided by the TriStar Common Share Closing Price.

The resolution approving the Arrangement must be approved by 66 2/3 % of the votes cast by the Acclaim Unitholders and Acclaim Exchangeable Shareholders (collectively, “Acclaim Securityholders”) voting together as a single class in person or by proxy at the Acclaim Meeting, and a majority of the Acclaim Securityholders after excluding the votes cast in respect of Acclaim Units and Acclaim Exchangeable Shares beneficially owned, or over which control or direction is exercised, by a director and officer of AEI who will also be a director of TriStar and who will participate in the TriStar private placement and such other persons whose votes may not be included in determining minority approval of a business combination pursuant to applicable securities laws.  The resolution approving the Arrangement must also be approved by 66 2/3 % of the votes cast by the StarPoint Unitholders and StarPoint Exchangeable Shareholders (collectively, “StarPoint Securityholders”) voting in person or by proxy at the Meeting of StarPoint Securityholders called to consider the Arrangement, and a majority of the StarPoint Securityholders after excluding the votes cast in respect of StarPoint Units and StarPoint Exchangeable Shares beneficially owned, or over which control or direction is exercised, by directors and officers of SEL participating in the TriStar private placement and such other persons whose votes may not be included in determining minority approval of a business combination pursuant to applicable securities laws.  The Arrangement is also subject to the approval of the Court of Queen’s Bench of Alberta and all necessary regulatory approvals.

BMO Nesbitt Burns Inc. has provided our board with an opinion that the consideration to be received by the Acclaim Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Acclaim Securityholders.  Our board, based upon its own investigations, including its consideration of the fairness opinion of BMO Nesbitt Burns Inc., has unanimously concluded that the Arrangement is fair to Acclaim Securityholders, is in the best interest of Acclaim and the Acclaim Securityholders and recommends that Acclaim Securityholders vote in favour of the Acclaim Arrangement Resolution.  Our officers and directors who own approximately 0.75% of the Acclaim Units and 79% of the Acclaim Exchangeable Shares have agreed to vote in favour of the Arrangement.

This information circular contains a detailed description of the Arrangement, as well as detailed information regarding Acclaim, StarPoint, Canetic Trust and TriStar.  Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors or contact our proxy solicitation agent, Kingsdale Shareholder Services Inc., at the numbers listed on the back cover of this information circular.  If you are unable to attend the Acclaim Meeting in person, please complete and deliver the applicable form of proxy or voting direction, which is enclosed, in order to ensure your representation at the meeting.

On behalf of the directors of AEI, I would like to express our gratitude for the support our unitholders have demonstrated with respect to our decision to take the proposed Arrangement forward.  We would also like to thank our employees, who have worked very hard assisting us with this task and for providing their support for the proposed Arrangement.  We can assure you that the same high level of dedication demonstrated by the directors, management and employees of Acclaim in the past will continue in respect of Canetic Trust and TriStar should a favourable vote be obtained.  We look forward to seeing you at the meeting.

Yours very truly,

(signed) “J. Paul Charron”
J. Paul Charron
President and Chief Executive Officer
Acclaim Energy Inc., the administrator of
Acclaim Energy Trust

November 18, 2005

Dear Unitholders and Exchangeable Shareholders:

You are invited to attend a special meeting (the “StarPoint Meeting”) of StarPoint unitholders and exchangeable shareholders to be held in the Lecture Theatre of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary Alberta, at 10:00 a.m. (Calgary time) on December 19, 2005.  At the meeting, you will be asked to consider a proposed arrangement (the “Arrangement”) involving Acclaim Energy Trust (“Acclaim”), Acclaim Energy Inc. (“AEI”), StarPoint Energy Trust (“StarPoint”), StarPoint Energy Ltd. (“SEL”), Canetic Resources Trust (“Canetic Trust”) and TriStar Oil & Gas Ltd. (“TriStar”) and a number of other matters.  If you cannot attend the StarPoint Meeting, simply complete the applicable enclosed form of proxy or voting direction and submit it as soon as possible.  For assistance, please see the back cover of this information circular.

The Arrangement will result in the creation of Canetic Trust, a new oil and natural gas energy trust which is expected to be one of the largest conventional oil and natural gas trusts in North America, and TriStar, a new public growth oriented junior exploration company which will own certain of Acclaim’s and StarPoint’s oil and natural gas assets and undeveloped lands. Pursuant to the Arrangement, holders (“StarPoint Unitholders”) of trust units (“StarPoint Units”) of StarPoint will receive for each StarPoint Unit, 1.0000 of a trust unit (“Canetic Unit”) of Canetic Trust and holders (“Acclaim Unitholders”) of trust units (“Acclaim Units”) of Acclaim will receive for each Acclaim Unit, 0.8333 of a Canetic Unit.  Holders of StarPoint Units and Acclaim Units will also receive, as a separate distribution, common shares (“TriStar Common Shares”) of TriStar for each StarPoint Unit held on the basis of 0.1000 of a TriStar Common Share for each StarPoint Unit and 0.0833 of a TriStar Common Share for each Acclaim Unit. In addition, under the Arrangement, each holder of StarPoint Units will receive 0.0210 of a warrant (“TriStar Arrangement Warrant”) of TriStar for each StarPoint Unit held, and each holder of Acclaim Units will receive 0.0175 of a TriStar Arrangement Warrant for each Acclaim Unit held.  Each full TriStar Arrangement Warrant will be exercisable for a period of 30 days following completion of the Arrangement into one TriStar Common Share at an exercise price of $2.75 per share.

Holders (“StarPoint Exchangeable Shareholders”) of series A exchangeable shares of SEL (“StarPoint Exchangeable Shares”) and holders (“Acclaim Exchangeable Shareholders”) of exchangeable shares, series 1 of AEI (“Acclaim Exchangeable Shares”) will participate in the Arrangement and receive Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants on the same basis as the holders of StarPoint Units and Acclaim Units, respectively, based on the number of StarPoint Units or Acclaim Units into which such shares are exchangeable.

All outstanding restricted units (“StarPoint Rights”) granted under our restricted unit plan will vest pursuant to the Arrangement.  StarPoint Rights may be redeemed by the holder thereof in accordance with their terms for, at the election of StarPoint, either a cash payment or StarPoint Units.  To the extent that a holder of StarPoint Rights receives StarPoint Units upon such redemption, they will participate in the Arrangement and will receive the same consideration as StarPoint Unitholders based upon the number of StarPoint Units issued.  In addition, all outstanding incentive awards (“Acclaim Rights”) granted under Acclaim’s unit award incentive plan will vest pursuant to the Arrangement and, as a result, holders of Acclaim Rights will participate in the Arrangement and will receive the same consideration as Acclaim Unitholders based upon the number of Acclaim Units issued pursuant to such Acclaim Rights.

Holders of our 6.5% convertible debentures and 9.4% convertible debentures (collectively, “StarPoint Debentures”) and holders of Acclaim’s 8% convertible debentures and 11% convertible debentures (collectively, “Acclaim Debentures”) who convert their Acclaim Debentures or StarPoint Debentures prior to the Effective Date will receive the same consideration as Acclaim Unitholders or StarPoint Unitholders, as the case may be, based upon the number of Acclaim Units or StarPoint Units issued upon such conversion.  Holders of Acclaim Debentures or StarPoint Debentures who do not convert their Acclaim Debentures or StarPoint Debentures prior to the Effective Date will be entitled to receive Canetic Units upon conversion of such Acclaim Debentures or StarPoint Debentures after the Effective Date with the number of Canetic Units received and the conversion price of such Acclaim Debentures and StarPoint Debentures adjusted to give effect to the Arrangement.

Subject to the election described below, StarPoint Unitholders and StarPoint Exchangeable Shareholders who would otherwise be entitled to receive less than 100 TriStar Common Shares and TriStar Arrangement Warrants, in the aggregate, will not receive TriStar Common Shares or TriStar Arrangement Warrants under the Arrangement.  Instead, such securities will be sold on the TSX, or such other exchange on which the TriStar Common Shares and TriStar Arrangement Warrants are listed, by an investment dealer designated by AEI and SEL within five business days following the date that the certificate for the StarPoint Units or StarPoint Exchangeable Shares, as applicable, is surrendered to the depositary under the Arrangement and the proceeds of such sale will be forwarded to the StarPoint Unitholder or StarPoint Exchangeable Shareholder.  The price to be received by each holder will be the average price obtained by the designated investment dealer for all of the TriStar Common Shares and TriStar Arrangement Warrants that were transferred to the investment dealer for sale on the same date as the holder’s.  All commissions will be borne by TriStar.  As a result, holders of StarPoint Units who hold less than 827 StarPoint Units and holders of StarPoint Exchangeable Shares who would hold less than 827 StarPoint Units if the StarPoint Exchangeable Shares held by such holders were exchanged for StarPoint Units in accordance with their terms, will receive a cash payment under the Arrangement instead of TriStar Common Shares and TriStar Arrangement Warrants.

Notwithstanding the above, registered holders of StarPoint Units who hold less than 827 StarPoint Units and registered holders of StarPoint Exchangeable Shares who would hold less than 827 StarPoint Units if the StarPoint Exchangeable Shares held by such holders were exchanged for StarPoint Units may elect to receive TriStar Common Shares or TriStar Arrangement Warrants under the Arrangement by submitting a duly completed election and letter of transmittal to the depositary under the Arrangement by no later than 4:30 p.m. (Calgary time) on December 30, 2005.

We believe that Canetic Trust will be well positioned to create long-term value for its unitholders through a high quality, long life asset base, a strong balance sheet and an extensive drilling inventory.  Canetic Trust is expected to have a stable, long life reserve base and a diversified expected production base of approximately 75,000 Boe/d weighted approximately 65 percent towards primarily light oil and approximately 35 percent to natural gas.  We expect that the assets of Canetic Trust will include a high-quality, low-risk development drilling inventory of more than 1,000 drilling locations, representing an anticipated drilling inventory of more than four years.

Canetic Trust’s distribution policy will initially be set at $0.23 per Canetic Unit per month beginning with the first distribution payable following closing of the Arrangement.  It is anticipated that this distribution policy will result in a 2006 payout ratio of approximately 60 percent based on a commodity price forecast of US$55 WTI for oil and C$8.25 AECO for natural gas. Canetic Trust anticipates that its target payout ratio on a go forward basis will be approximately 60 to 65 percent.  Future distributions and the actual payout ratio will be subject to the discretion of the board of directors of Canetic and may vary depending on, among other things, the current and anticipated commodity price environment.

Upon completion of the Arrangement, TriStar will have initial proven plus probable reserves of approximately 3 million Boe and expected initial production of approximately 1,000 Boe/d. This asset base will consist of high quality, operated, light oil and natural gas reserves and production strategically located in southeast Saskatchewan and south central Alberta. These properties are characterized by large original oil in place reservoirs with development drilling upside of more than 30 locations.  In addition, TriStar is anticipated to be well positioned for exploration upside with more than 75,000 net acres of undeveloped land strategically located on several exploration plays. These include the new emerging Bakken light oil play in southeast Saskatchewan, step-out and development drilling opportunities in southern Alberta (following up on a number of recent Lower Mannville and Mississippian discoveries), and the Nisku light oil trend in the West Pembina area of central Alberta.

Pursuant to the Arrangement, TriStar also intends to indirectly complete a private placement of TriStar Common Shares at an issue price of $2.75 per share and up to 2,309,657 TriStar performance shares to proposed or acting

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directors, officers, employees and consultants of TriStar.  Each TriStar performance share will be sold for a price of $0.01 per share and will ultimately be convertible into the percentage of a TriStar Common Share equal to the closing trading price of the TriStar Common Shares on the TSX or such other stock exchange on which the TriStar Common Shares are listed on the trading day prior to such conversion (the “TriStar Common Share Closing Price”) less $2.75 if positive, divided by the TriStar Common Share Closing Price.

The resolution approving the Arrangement must be approved by 66 2/3 % of the votes cast by the StarPoint Unitholders and StarPoint Exchangeable Shareholders (collectively, “StarPoint Securityholders”) voting together as a single class in person or by proxy at the StarPoint Meeting, and a majority of the StarPoint Securityholders after excluding the votes cast in respect of StarPoint Units and StarPoint Exchangeable Shares beneficially owned, or over which control or direction is exercised, by directors and officers of SEL participating in the TriStar private placement and such other persons whose votes may not be included in determining minority approval of a business combination pursuant to applicable securities laws.  The resolution approving the Arrangement must be approved by 66 2/3 % of the votes cast by the Acclaim Unitholders and Acclaim Exchangeable Shareholders (collectively, “Acclaim Securityholders”) voting in person or by proxy at the meeting of Acclaim Securityholders called to consider the Arrangement, and a majority of the Acclaim Securityholders after excluding the votes cast in respect of Acclaim Units and Acclaim Exchangeable Shares beneficially owned, or over which control or direction is exercised, by a director and officer of AEI who will also be a director of TriStar and who will participate in the TriStar private placement and such other persons whose votes may not be included in determining minority approval of a business combination pursuant to applicable securities laws.  The Arrangement is also subject to the approval of the Court of Queen’s Bench of Alberta and all necessary regulatory approvals.

Orion Securities Inc. has provided our board with an opinion that the consideration to be received by the StarPoint Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the StarPoint Securityholders.  Our board, based upon its own investigations, including its consideration of the fairness opinion of Orion Securities Inc., has unanimously concluded that the Arrangement is fair to StarPoint Securityholders, is in the best interest of StarPoint and the StarPoint Securityholders and recommends that StarPoint Securityholders vote in favour of the StarPoint Arrangement Resolution.  Our officers and directors who own approximately 1.15% of the StarPoint Units and 38.5% of the StarPoint Exchangeable Shares have agreed to vote in favour of the Arrangement.

This information circular contains a detailed description of the Arrangement, as well as detailed information regarding Acclaim, StarPoint, Canetic Resources Trust and TriStar.  Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors or contact our proxy solicitation agent, Kingsdale Shareholder Services Inc., at the numbers listed on the back cover of this information circular.  If you are unable to attend the meeting in person, please complete and deliver the applicable form of proxy or voting direction, which is enclosed, in order to ensure your representation at the meeting.

On behalf of the directors of SEL, I would like to express our gratitude for the support our unitholders have demonstrated with respect to our decision to take the proposed Arrangement forward.  We would also like to thank our employees, who have worked very hard assisting us with this task and for providing their support for the proposed Arrangement.  We can assure you that the same high level of dedication demonstrated by the directors, management and employees of StarPoint in the past will continue in respect of Canetic Resources Trust and TriStar should a favourable vote be obtained.  We look forward to seeing you at the meeting.

Yours very truly,

(signed) “Paul Colborne”
Paul Colborne
President and Chief Executive Officer
StarPoint Energy Ltd., the administrator of
StarPoint Energy Trust

ACCLAIM ENERGY TRUST

NOTICE OF SPECIAL MEETING OF ACCLAIM SECURITYHOLDERS

to be held December 19, 2005

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta dated November 17, 2005, a special meeting (the “Acclaim Meeting”) of the holders (“Acclaim Unitholders”) of trust units (“Acclaim Units”) of Acclaim Energy Trust (“Acclaim”) and holders (“Acclaim Exchangeable Shareholders”) of exchangeable shares, series 1 (“Acclaim Exchangeable Shares”) of Acclaim Energy Inc. (“AEI”) (the Acclaim Unitholders and Acclaim Exchangeable Shareholders being collectively referred to as “Acclaim Securityholders”) will be held in the Ballroom of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta on December 19, 2005, at 9:00 a.m. (Calgary time) for the following purposes:

(a)                                  to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “Acclaim Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement dated November 18, 2005 (the “Information Circular”) to approve a plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the “Arrangement”), all as more particularly described in the Information Circular;

(b)                                 to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a unit award incentive plan for Canetic Resources Trust (“Canetic Trust”), as more particularly described in the Information Circular;

(c)                                  to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to authorize and approve the employee unit ownership plan of Canetic Resources Inc.  (“Canetic”), as more particularly described in the Information Circular;

(d)                                 to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a stock option plan for TriStar Oil & Gas Ltd. (“TriStar”), as more particularly described in the Information Circular;

(e)                                  to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a private placement of up to 2,727,273 common shares of TriStar Finance Ltd. (“TriStar FinCo”) at a price of $2.75 per share to proposed or acting directors, officers, employees and consultants of TriStar and such other persons as agreed to by Acclaim and StarPoint and up to 2,309,657 performance shares of TriStar FinCo (“TriStar FinCo Performance Shares”) to proposed or acting directors, officers, employees and consultants of TriStar (which will be exchanged for common shares and performance shares of TriStar pursuant to the Arrangement), as more particularly described in the Information Circular.  Each TriStar FinCo Performance Share will be sold for a price of $0.01 per share and will ultimately be convertible into the percentage of a TriStar Common Share equal to the closing trading price of the TriStar Common Shares on the TSX or such other stock exchange on which the TriStar Common Shares are listed on the trading day prior to such conversion (the “TriStar Common Share Closing Price”) less $2.75 if positive, divided by the TriStar Common Share Closing Price; and

(f)                                    to transact such further and other business as may properly be brought before the Acclaim Meeting or any adjournment thereof.

Specific details of the matters to be put before the Acclaim Meeting are set forth in the Information Circular.

The record date (the “Acclaim Record Date”) for determination of Acclaim Securityholders entitled to receive notice of and to vote at the Acclaim Meeting is November 18, 2005.  Only Acclaim Securityholders whose names have been entered in the applicable register of Acclaim Units or Acclaim Exchangeable Shares, as the case may be, on the close of business on the Acclaim Record Date will be entitled to receive notice of and to vote at the Acclaim Meeting.  Holders of Acclaim Units and Acclaim Exchangeable Shares who acquire Acclaim Units or Acclaim Exchangeable Shares after the Acclaim Record Date will not be entitled to vote such Acclaim Units or Acclaim Exchangeable Shares at the Acclaim Meeting.

The Acclaim Securityholders will vote together as a single class of securities at the Acclaim Meeting.  Each Acclaim Unit entitled to be voted at the Acclaim Meeting will entitle the holder to one vote at the Acclaim Meeting.  The Acclaim Special Voting Unit held by Computershare Trust Company of Canada for the benefit of holders of Acclaim Exchangeable Shares will be entitled to a number of votes at the Acclaim Meeting equal to the aggregate number of outstanding Acclaim Exchangeable Shares on the basis of one vote for each outstanding Acclaim Exchangeable Share.

An Acclaim Unitholder may attend the Acclaim Meeting in person or may be represented by proxy.  Acclaim Unitholders who are unable to attend the Acclaim Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying applicable form of proxy for use at the Acclaim Meeting or any adjournment thereof.  To be effective, the applicable proxy must be received by Computershare Trust Company of Canada at Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by 4:30 p.m. (Calgary time) on December 16, 2005 or the last business day prior to the date of the Acclaim Meeting on any adjournment thereof.

Each holder of Acclaim Exchangeable Shares is entitled to give Computershare Trust Company of Canada voting instructions for a number of votes equal to the number of that holder’s Acclaim Exchangeable Shares. The applicable form of voting direction which accompanies this Information Circular is the means by which holders of Acclaim Exchangeable Shares may authorize the voting of the voting rights associated with the Acclaim Exchangeable Shares. Computershare Trust Company of Canada will exercise each vote only as directed on the voting direction.  In the absence of instructions as to voting, Computershare Trust Company of Canada will not exercise these votes.  Holders of Acclaim Exchangeable Shares may also instruct Computershare Trust Company of Canada to give a proxy entitling the holder’s designee to vote personally the relevant number of votes or to grant to AEI a proxy to vote those votes. The procedures for holders of Acclaim Exchangeable Shares to instruct Computershare Trust Company of Canada about voting at the Acclaim Meeting are explained in the “Voting Direction for Holders of Acclaim Exchangeable Shares” that has been provided to holders of Acclaim Exchangeable Shares with this Information Circular. To be effective, the voting direction must be received by Computershare Trust Company of Canada, Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by 4:30 p.m. (Calgary time) on December 16, 2005 or the last business day prior to the date of the Acclaim Meeting on any adjournment thereof.

The proxyholder has discretion under the accompanying applicable form of proxy and voting direction to consider a number of matters relating to the Arrangement that are not yet determined.  Holders of Acclaim Units and Acclaim Exchangeable Shares who are planning on returning the accompanying form of proxy or voting direction are encouraged to review the Information Circular carefully before submitting the proxy form or voting direction.  For assistance, see the back cover of this Information Circular.

Registered holders of Acclaim Securities have the right to dissent with respect to the Acclaim Arrangement Resolution and, if the Acclaim Arrangement Resolution becomes effective, to be paid the fair value of their Acclaim Securities in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta) and the Interim Order.  An Acclaim Securityholder’s right to dissent is more particularly described in the Information Circular and the text of Section 191 of the Business Corporations Act (Alberta) is set forth in Appendix K to the accompanying Information Circular.  A dissenting Acclaim Securityholder must send Acclaim, c/o its counsel, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention:  Daniel J. McDonald, Q.C., a written objection to the Acclaim Arrangement Resolution, which written objection must be received by 4:00 p.m. on the business day immediately preceding the date of the Acclaim Meeting.

Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta), may result in the loss of any right to dissent.  Persons who are beneficial owners of Acclaim Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Acclaim Securities are entitled to dissent.  Accordingly, a beneficial owner of Acclaim Securities desiring to exercise the right to dissent must make arrangements for the Acclaim Securities beneficially owned by such holder to be registered in the holder’s name prior to the time the written objection to the Acclaim Arrangement Resolution is required to be received by Acclaim or, alternatively, make arrangements for the registered holder of such Acclaim Securities to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 18th day of November, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF
ACCLAIM ENERGY INC.

(signed) “J. Paul Charron”
J. Paul Charron
President and Chief Executive Officer
Acclaim Energy Inc., the administrator of
Acclaim Energy Trust

STARPOINT ENERGY TRUST

NOTICE OF SPECIAL MEETING OF STARPOINT SECURITYHOLDERS

to be held December 19, 2005

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta dated November 17, 2005, a special meeting (the “StarPoint Meeting”) of the holders (“StarPoint Unitholders”) of trust units (“StarPoint Units”) of StarPoint Energy Trust (“StarPoint”) and holders (“StarPoint Exchangeable Shareholders”) of Class A exchangeable shares (“StarPoint Exchangeable Shares”) of StarPoint Energy Ltd. (“SEL”) (the StarPoint Unitholders and StarPoint Exchangeable Shareholders being collectively referred to as “StarPoint Securityholders”) will be held in the Lecture Theatre of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta on December 19, 2005, at 10:00 a.m. (Calgary time) for the following purposes:

(a)                                  to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “StarPoint Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement dated November 18, 2005 (the “Information Circular”) to approve a plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the “Arrangement”), all as more particularly described in the Information Circular;

(b)                                 to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a unit award incentive plan for Canetic Resources Trust (“Canetic Trust”), as more particularly described in the Information Circular;

(c)                                  to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to authorize and approve the employee unit ownership plan of Canetic Resources Inc.  (“Canetic”), as more particularly described in the Information Circular;

(d)                                 to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a stock option plan for TriStar Oil & Gas Ltd. (“TriStar”), as more particularly described in the Information Circular;

(e)                                  to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a private placement of up to 2,727,273 common shares of TriStar Finance Ltd. (“TriStar FinCo”) at a price of $2.75 per share to proposed or acting directors, officers, employees and consultants of TriStar and such other persons as agreed to by Acclaim and StarPoint and up to 2,309,657 performance shares of TriStar FinCo (“TriStar FinCo Performance Shares”) to proposed or acting directors, officers, employees and consultants of TriStar (which will be exchanged for common shares and performance shares of TriStar pursuant to the Arrangement), as more particularly described in the Information Circular. Each TriStar FinCo Performance Share will be sold for a price of $0.01 per share and will ultimately be convertible into the percentage of a TriStar Common Share equal to the closing trading price of the TriStar Common Shares on the TSX or such other stock exchange on which the TriStar Common Shares are listed on the trading day prior to such conversion (the “TriStar Common Share Closing Price”) less $2.75 if positive, divided by the TriStar Common Share Closing Price; and

(f)                                    to transact such further and other business as may properly be brought before the StarPoint Meeting or any adjournment thereof.

Specific details of the matters to be put before the StarPoint Meeting are set forth in the Information Circular.

x

The record date (the “StarPoint Record Date”) for determination of StarPoint Securityholders entitled to receive notice of and to vote at the StarPoint Meeting is November 18, 2005.  Only StarPoint Securityholders whose names have been entered in the applicable register of StarPoint Units or StarPoint Exchangeable Shares, as the case may be, on the close of business on the StarPoint Record Date will be entitled to receive notice of and to vote at the StarPoint Meeting.  Holders of StarPoint Units and StarPoint Exchangeable Shares who acquire StarPoint Units or StarPoint Exchangeable Shares after the StarPoint Record Date will not be entitled to vote such StarPoint Units or StarPoint Exchangeable Shares at the StarPoint Meeting.

The StarPoint Securityholders will vote together as a single class of securities at the StarPoint Meeting.  Each StarPoint Unit entitled to be voted at the StarPoint Meeting will entitle the holder to one vote at the StarPoint Meeting.  The StarPoint Special Voting Unit held by Olympia Trust Company for the benefit of holders of StarPoint Exchangeable Shares will be entitled to a number of votes at the StarPoint Meeting equal to the aggregate number of StarPoint Units into which the StarPoint Exchangeable Shares are exchangeable as at the StarPoint Record Date on the basis of one vote for each StarPoint Unit into which the StarPoint Exchangeable Share is exchangeable.

A StarPoint Unitholder may attend the StarPoint Meeting in person or may be represented by proxy.  StarPoint Unitholders who are unable to attend the StarPoint Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying applicable form of proxy for use at the StarPoint Meeting or any adjournment thereof.  To be effective, the applicable proxy must be received by Olympia Trust Company at 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6 by 4:30 p.m. (Calgary time) on December 16, 2005 or the last business day prior to the date of the StarPoint Meeting on any adjournment thereof.

Each holder of StarPoint Exchangeable Shares is entitled to give Olympia Trust Company voting instructions for a number of votes equal to the number of StarPoint Units that that holder’s StarPoint Exchangeable Shares are exchangeable into. The applicable form of voting direction which accompanies this Information Circular is the means by which holders of StarPoint Exchangeable Shares may authorize the voting of the voting rights associated with the StarPoint Exchangeable Shares. Olympia Trust Company will exercise each vote only as directed on the voting direction.  In the absence of instructions as to voting, Olympia Trust Company will not exercise these votes.  Holders of StarPoint Exchangeable Shares may also instruct Olympia Trust Company to give a proxy entitling the holder’s designee to vote personally the relevant number of votes or to grant to SEL a proxy to vote those votes. The procedures for holders of StarPoint Exchangeable Shares to instruct Olympia Trust Company about voting at the StarPoint Meeting are explained in the “Voting Direction for Holders of StarPoint Exchangeable Shares” that has been provided to holders of StarPoint Exchangeable Shares with this Information Circular. To be effective, the voting direction must be received by Olympia Trust Company at 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6 by 4:30 p.m.  (Calgary time) on December 16, 2005 or the last business day prior to the date of the StarPoint Meeting on any adjournment thereof.

The proxyholder has discretion under the accompanying applicable form of proxy and voting direction to consider a number of matters relating to the Arrangement that are not yet determined.  Holders of StarPoint Units and StarPoint Exchangeable Shares who are planning on returning the accompanying form of proxy or voting direction are encouraged to review the Information Circular carefully before submitting the proxy form or voting direction.   For assistance, see the back cover of this Information Circular.

Registered holders of StarPoint Securities have the right to dissent with respect to the StarPoint Arrangement Resolution and, if the StarPoint Arrangement Resolution becomes effective, to be paid the fair value of their StarPoint Securities in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta) and the Interim Order.  A StarPoint Securityholder’s right to dissent is more particularly described in the Information Circular and the text of Section 191 of the Business Corporations Act (Alberta) is set forth in Appendix K to the accompanying Information Circular.  A dissenting StarPoint Securityholder must send to StarPoint, c/o its counsel, Heenan Blaikie LLP, 12th Floor, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, Attention:  Thomas Cotter, a written objection to the StarPoint Arrangement Resolution, which written objection must be received by 4:00 p.m. on the business day immediately preceding the date of the StarPoint Meeting.

Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta), may result in the loss of any right to dissent.  Persons who are beneficial owners of StarPoint Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of StarPoint Securities are entitled to dissent.  Accordingly, a beneficial owner of StarPoint Securities desiring to exercise the right to dissent must make arrangements for the StarPoint Securities beneficially owned by such holder to be registered in the holder’s name prior to the time the written objection to the StarPoint Arrangement Resolution is required to be received by StarPoint or, alternatively, make arrangements for the registered holder of such StarPoint Securities to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 18th day of November, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF
STARPOINT ENERGY LTD.

(signed) “Paul Colborne”
Paul Colborne
President and Chief Executive Officer
StarPoint Energy Ltd., the administrator of
StarPoint Energy Trust

IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS
CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING, INTER ALIA, ACCLAIM ENERGY TRUST, ACCLAIM ENERGY INC., STARPOINT ENERGY TRUST, STARPOINT ENERGY LTD., CANETIC RESOURCES TRUST, TRISTAR OIL & GAS LTD., TRISTAR FINANCE LTD., 1198330 ALBERTA LTD., THE UNITHOLDERS OF ACCLAIM ENERGY TRUST, THE EXCHANGEABLE SHAREHOLDERS OF ACCLAIM ENERGY INC., THE UNITHOLDERS OF STARPOINT ENERGY TRUST, THE EXCHANGEABLE SHAREHOLDERS OF STARPOINT ENERGY LTD. AND SHAREHOLDERS OF TRISTAR FINANCE LTD.

NOTICE OF JOINT PETITION

NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) on behalf of Acclaim Energy Trust (“Acclaim”), Acclaim Energy Inc. (“AEI”) (Acclaim and AEI being collectively referred to as “Acclaim”), StarPoint Energy Trust (“StarPoint”) and StarPoint Energy Ltd. (“SEL”) (StarPoint and SEL being collectively referred to as “StarPoint”), 1198330 Alberta Ltd. (“MFCorp”) and TriStar Finance Ltd. (“TriStar FinCo”) with respect to a proposed arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended (the “ABCA”), involving inter alia, Acclaim, StarPoint, MFCorp, TriStar FinCo, the holders of trust units and exchangeable shares of Acclaim (collectively the “Acclaim Securityholders”), the holders of trust units and exchangeable shares of StarPoint (collectively the “StarPoint Securityholders”) and the holders of common shares and performance shares of TriStar FinCo, which Arrangement is described in greater detail in the Joint Information Circular and Proxy Statement of Acclaim and StarPoint dated November 18, 2005, accompanying this Notice of Joint Petition.  At the hearing of the Petition, Acclaim, StarPoint, MFCorp and TriStar FinCo intend to seek:

(a)                                  a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b)                                 an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(c)                                  an order declaring that the registered Acclaim Securityholders and StarPoint Securityholders shall have the right to dissent in respect of the Arrangement in accordance with to the provisions of Section 191 of the ABCA, as modified by the interim order (the “Interim Order”) of the Court dated November 17, 2005;

(d)                                 a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date, as defined in the Arrangement; and

(e)           such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the Securities Act of 1933, as amended, of the United States of America with respect to the trust units of Canetic Resources Trust, the common shares of TriStar Oil & Gas Ltd. (“TriStar”) and the warrants of TriStar (but for greater certainty, not the common shares of TriStar issuable upon the exercise thereof), to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen’s Bench of Alberta, 611 – 4th Street S.W., Calgary, Alberta, on the 19th day of December, 2005 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard.  Any Acclaim Securityholder, StarPoint Securityholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose.  Any Acclaim Securityholder, StarPoint Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen’s Bench of Alberta, Judicial District of Calgary, and serve upon Acclaim and StarPoint on or before noon (Calgary time) on December 12, 2005, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court.  Service on Acclaim and StarPoint is to be effected by delivery to the solicitors for Acclaim and the solicitors for StarPoint at the respective addresses set out below.  If any Acclaim Securityholder, StarPoint Securityholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Acclaim, StarPoint, MFCorp or TriStar FinCo and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Acclaim Securityholders and StarPoint Securityholders for the purpose of such securityholders voting upon a resolution to approve the Arrangement and has directed that registered Acclaim Securityholders and StarPoint Securityholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as amended by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Acclaim Securityholders, StarPoint Securityholders or other interested party requesting the same by the under mentioned solicitors for Acclaim or StarPoint upon written request delivered to such solicitors as follows:

Solicitors for Acclaim:	Solicitors for StarPoint:

Burnet, Duckworth & Palmer LLP	Heenan Blaikie LLP
1400, 350 – 7th Avenue S.W.	1200, 425 – 1st Street S.W.
Calgary, Alberta T2P 3N9	Calgary, Alberta T2P 3L8
Attention: Daniel J. McDonald, Q.C.	Attention: Thomas N. Cotter

DATED at the City of Calgary, in the Province of Alberta, this 18th day of November, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF
ACCLAIM ENERGY INC.

(signed) “J. Paul Charron”
J. Paul Charron
President and Chief Executive Officer
Acclaim Energy Inc., the administrator of
Acclaim Energy Trust

BY ORDER OF THE BOARD OF DIRECTORS OF
STARPOINT ENERGY LTD.

(signed) “Paul Colborne”
Paul Colborne
President and Chief Executive Officer
StarPoint Energy Ltd., the administrator of
StarPoint Energy Trust

JOINT INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of AEI for use at the Acclaim Meeting and any adjournment thereof and the management of SEL for use at the StarPoint Meeting and any adjournment thereof.  No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meetings other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Acclaim contained in this Information Circular has been provided by Acclaim.  Although StarPoint has no knowledge that would indicate that any of such information is untrue or incomplete, StarPoint does not assume any responsibility for the accuracy or completeness of such information or the failure by Acclaim to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to StarPoint.

The information concerning StarPoint contained in this Information Circular has been provided by StarPoint.  Although Acclaim has no knowledge that would indicate that any of such information is untrue or incomplete, Acclaim does not assume any responsibility for the accuracy or completeness of such information or the failure by StarPoint to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Acclaim.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement, which is attached as Appendix D to this Information Circular.  You are urged to read carefully the full text of the Plan of Arrangement.  For assistance, please see the back cover of this Information Circular.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”.  Information contained in this Information Circular is given as of November 18, 2005 unless otherwise specifically stated.

Forward-looking Statements

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements.  All statements other than statements of historical fact contained in this Information Circular are forward-looking statements.  Securityholders can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof.  These forward-looking statements include, without limitation, statements with respect to: the future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Acclaim, StarPoint, Canetic Trust, Canetic or TriStar; amounts to be retained by Canetic Trust for growth; capital expenditures; the amount and timing of the payment of the distributions of Canetic Trust; expectation of future production rates; components of cash flow and earnings, the timing of the Final Order, the Effective Date of the Arrangement, and the satisfaction of conditions for listing on stock exchanges and the timing thereof.  Forward-looking statements are based on the estimates and opinions of AEI’s and SEL’s management at the time the statements were made.  There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.  Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed below and elsewhere in this Information Circular.  Although Acclaim and StarPoint believe that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.  Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to: the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, the inability to meet listing standards, the inability to obtain required consents, permits or approvals, including Court approval of the Arrangement, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and the inability to access sufficient capital from internal and external sources, and the risk that actual results will vary from the results forecasted and such variations may be material.

The reader is further cautioned that the preparation of financial statements, including pro forma financial statements, in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based on available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.  Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The information contained in this Information Circular, including the documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of Acclaim, StarPoint, Canetic Trust and TriStar.  We urge you to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.  The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Acclaim and StarPoint undertake no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

Barrel of Oil Equivalency

The term barrels of oil equivalent may be misleading, particularly if used in isolation.  A Boe conversion ratio of six thousand cubic feet per barrel (6 Mcf: 1 Bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Advice to Beneficial Holders of Acclaim Securities and StarPoint Securities

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Units in their own name.  Unitholders who do not hold their Units in their own name (“Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of Acclaim or StarPoint, as the case may be, as the registered holders of Units can be recognized and acted upon at the applicable Meeting.  If Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Units will not be registered in the Unitholder’s name on the records of Acclaim or StarPoint.  Such Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker. In Canada, the vast majority of such Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Units for their clients. Acclaim and StarPoint do not know for whose benefit the Units registered in the name of CDS & Co. are held.  The majority of Units held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of The Canadian Depositary for Securities Limited.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the applicable Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications. ADP Investor

Communications typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number or access the internet to vote the Units held by the Beneficial Holder. ADP Investor Communications then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Units to be represented at the meeting. A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Units directly at the Acclaim Meeting or the StarPoint Meeting as the Voting Instruction Form must be returned as directed by ADP Investor Communications well in advance of the applicable Meeting in order to have the Units voted.

Although you may not be recognized directly at the Acclaim Meeting or the StarPoint Meeting for the purposes of voting Acclaim Units or StarPoint Units registered in the name of your broker or other intermediary, you may attend at the Acclaim Meeting or the StarPoint Meeting, as the case may be, as a proxyholder for the Registered Holder and vote your Acclaim Units or StarPoint Units in that capacity.  For assistance, please see the back cover of this Information Circular.  If you wish to attend the applicable Meeting and vote your own Acclaim Units or StarPoint Units, you must do so as proxyholder for the Registered Holder.  To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Acclaim Meeting or the StarPoint Meeting.

The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name. Only holders of Exchangeable Shares whose name appears on the records of AEI or SEL, as the case may be, as the Registered Holders of Exchangeable Shares are entitled to instruct Computershare Trust Company of Canada or Olympia Trust Company, as the case may be, as to how to exercise voting rights in respect of their Exchangeable Shares at the applicable Meeting.

Supplementary Disclosure – Non-Canadian GAAP Measures

This Information Circular contains references to terms commonly used in the oil and gas industry.  Cash flow from operations, distributable cash available for distribution and cash-on-cash yield are not defined by Canadian GAAP and are referred to as non-Canadian GAAP measures.  Cash flow from operations is a useful measure as it demonstrates the amount available to make distributions, repay debt and to fund future growth through capital investment.  Management of AEI and SEL also use cash flow from operations to analyze operating performance and leverage.  Cash flow from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of performance.  Acclaim’s and StarPoint’s determination of cash flow from operations or cash flow from operations per unit (basic and diluted) may not be comparable to the calculation of similar measures for other entities.  Cash flow from operations per unit is calculated using the basic and diluted weighted average number of units for the period.  Distributable cash and income available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution.  Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price.  Investors are cautioned that cash flow from operations, distributable cash, income available for distribution and cash-on-cash yield should not be construed as an alternate to net income as determined by Canadian GAAP and may not be comparable to similar measures disclosed by other issuers.  The reconciliation between net income and cash flow from operations and cash flow from operating activities can be found in the statement of cash flow as detailed in the consolidated financial statements of Acclaim included or incorporated by reference in this Information Circular.  AEI’s and SEL’s management’s discussion and analysis, incorporated herein, also contains other terms such as net debt and operating netbacks, which are not recognized measures under Canadian GAAP.  Management of AEI and SEL believe these measures are useful supplemental measures of firstly, the total amount of current and long-term debt the issuer has and secondly, the amount of revenues received after royalties and operating costs.  Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with Canadian GAAP as measures of performance.  Acclaim’s and StarPoint’s method of calculating these measures may differ from other companies, and, accordingly, may not be comparable to measures used by other companies.  Investors are also cautioned that cash-on-cash yield represents a blend of return of the investor’s initial investment and a return on the investor’s initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.

Information For United States Securityholders

None of the securities to be issued to United States Securityholders in exchange for their Securities under the Arrangement have been registered under the 1933 Act, and such securities are being issued to United States Securityholders in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act.  The solicitation of proxies for the Meetings is not subject to the requirements of Section 14(a) of the 1934 Act.  Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Specifically, information concerning the operations of Acclaim, StarPoint, Canetic Trust and TriStar contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants which may ultimately be held by United States Securityholders will not be listed for trading on any United States stock exchange.  The unaudited and audited pro forma and historical financial statements of Canetic Trust, the unaudited and audited pro forma and historical financial and operating statements of TriStar, and the unaudited and audited pro forma and historical financial and operating statements of Acclaim and StarPoint included in or incorporated by reference in this Information Circular have been prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.

In addition, data on oil and gas reserves contained or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.  For example, the United States Securities and Exchange Commission (the “SEC”) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules).  Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves.  Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves.  Moreover, the disclosure of estimated future net revenue from reserves has been calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report.  In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments.  The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments.  As a consequence, the production volumes and reserve estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of United States domestic companies subject to SEC reporting and disclosure requirements.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Acclaim, StarPoint, Canetic Trust and TriStar are, or will be, settled or organized, as applicable, under the laws of the Province of Alberta, that their officers and directors and trustees, respectively, are, or will be, residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of Acclaim, StarPoint, AEI, SEL, Canetic Trust, TriStar and such other Persons are, or will be, located outside the United States.

The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by Persons who were “affiliates” of Acclaim, StarPoint, TriStar, AEI or SEL immediately prior to the Arrangement and Persons who are “affiliates” of Canetic Trust, Canetic or TriStar after the Arrangement.  See “The Arrangement – Securities Law Matters – United States” in this Information Circular.

The TriStar Arrangement Warrants may only be exercised by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. Person as defined in Rule 902 of Regulation S under the 1933 Act, and is not exercising the TriStar Arrangement Warrants for the account or benefit of a U.S. Person or a Person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to TriStar to the effect that the exercise of the TriStar Arrangement Warrants does not require registration under the 1933 Act or state securities laws.  In addition, any TriStar Common Shares issuable upon the exercise of the TriStar Arrangement Warrants in the United States or for the account or benefit of a U.S. Person or a Person in the United States will be “restricted securities” within the meaning of Rule 144 under the 1933 Act, certificates representing such TriStar Common Shares will bear a legend to that effect, and such TriStar Common Shares may be resold only pursuant to an exemption from the registration requirements of the 1933 Act and state securities laws.  Subject to certain limitations, the TriStar Arrangement Warrants may be resold outside the United States without registration under the 1933 Act pursuant to Regulation S. See “The Arrangement – Securities Law Matters – United States” in this Information Circular.

Currency Exchange Rates

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.  The following table sets forth (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the 1st day of each month during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	9 Months Ended September 30	Year Ended December 31
	2005	2004	2003	2002

Rate at end of Period	$0.8615	$0.8310	$0.7738	$0.6329
Average rate during Period	0.8193	0.7719	0.7205	0.6368
High	0.8615	0.8493	0.7738	0.6612
Low	0.7872	0.7158	0.6350	0.6209

On November 17, 2005, the noon buying rate for $1.00 Canadian was $0.8429 United States.

THE CANETIC UNITS, TRISTAR COMMON SHARES, TRISTAR ARRANGEMENT WARRANTS AND TRISTAR COMMON SHARES ISSUABLE UPON EXERCISE OF THE TRISTAR ARRANGEMENT WARRANTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof, and Appendices G and H.

“000s” means thousands;

“1933 Act” means the United States Securities Act of 1933, as amended;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

“1107882” means 1107882 Alberta Ltd., a corporation incorporated under the ABCA, and the general partner of Acclaim LP;

“1107911” means 1107911 Alberta Ltd., a corporation incorporated under the ABCA, and the trustee of ACT Trust;

“1149708” means 1149708 Alberta Ltd, a corporation incorporated under the ABCA; and the trustee of SCT Trust;

“1167639” means 1167639 Alberta Ltd., a corporation incorporated under the ABCA, and a partner of StarPoint Resources;

“1198329” means 1198329 Alberta Ltd., a corporation incorporated under the ABCA;

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“Acclaim” means Acclaim Energy Trust, an unincorporated trust formed under the laws of the Province of Alberta;

“Acclaim 8% Debentures” means the 8% convertible, extendible, unsecured, subordinated debentures issued on June 15, 2004 pursuant to the Acclaim 8% Debenture Indenture;

“Acclaim 8% Debenture Supplemental” means the supplemental indenture dated as of June 15, 2004 among Acclaim, AEI and the Acclaim Debenture Trustee, governing the Acclaim 8% Debentures;

“Acclaim 11% Debentures” means the 11% convertible, extendible, unsecured, subordinated debentures issued on December 17, 2002 pursuant to the Acclaim 11% Debenture Indenture;

“Acclaim 11% Debenture Supplemental” means the supplemental indenture dated as of December 17, 2002 among Acclaim, AEI and the Acclaim Debenture Trustee, governing the Acclaim 11% Debentures;

“Acclaim Arrangement Parties” means Acclaim, AEI, ACT, ACT Subsidiary, Acclaim LP, 1107882, 1107911 and Acclaim Processing;

“Acclaim Arrangement Resolution” means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to the Information Circular to be voted upon by Acclaim Securityholders at the Acclaim Meeting;

“Acclaim Assets” means all of the property, assets and undertaking of Acclaim of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, notes, royalties, net profit interests, or other interests in the capital of or granted by Acclaim’s direct Subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of Acclaim (other than $10.00);

“Acclaim Assumed Liabilities” means all of the liabilities and obligations of Acclaim, whether or not reflected on the books of Acclaim;

“Acclaim Board” or “Acclaim Board of Directors” means the board of directors of AEI;

“Acclaim Common Shares” means the common shares of AEI;

“Acclaim Debenture Trustee” means Computershare Trust Company of Canada;

“Acclaim Debentures” means, collectively, the Acclaim 8% Debentures and the Acclaim 11% Debentures;

“Acclaim DRIP” means the distribution reinvestment and optional unit purchase plan of Acclaim;

“Acclaim EUOP” means Acclaim’s employee unit ownership plan;

“Acclaim Exchangeable Shareholder” means a holder of Acclaim Exchangeable Shares;

“Acclaim Exchangeable Shares” means the exchangeable shares, Series 1 of AEI;

“Acclaim Fairness Opinion” means the opinion of BMO Nesbitt Burns Inc. dated November 18, 2005, a copy of which is attached as Appendix E to this Information Circular;

“Acclaim Lock-Up Agreements” means the agreements between StarPoint and the Acclaim Lock-Up Securityholders pursuant to which the Acclaim Lock-Up Securityholders have agreed to vote the Acclaim Securities beneficially owned or controlled by the Acclaim Lock-Up Securityholders in favour of the Acclaim Arrangement Resolution and to otherwise support the Arrangement and other related matters to be considered at the Acclaim Meeting;

“Acclaim Lock-Up Securityholders” means those Acclaim Securityholders that have entered into Acclaim Lock-Up Agreements with StarPoint;

“Acclaim LP” means Acclaim Limited Partnership, a limited partnership organized under the laws of the Province of Alberta;

“Acclaim LP Agreement” means Acclaim LP’s limited partnership agreement dated June 25, 2004 between ACT and 1107882 as general partner;

“Acclaim Meeting” means the special meeting of Acclaim Securityholders to be held on December 19, 2005 and any adjournments thereof to consider and vote on the Acclaim Arrangement Resolution and the other matters to be considered at the Acclaim Meeting;

“Acclaim Notes” means, collectively, the Danoil Notes, the Exodus Notes, the Ketch Energy Notes, the Elk Point Notes and certain subordinated unsecured notes issued on various dates by AEI in favour of Acclaim;

“Acclaim NPI” means the net profits interest, commencing October 1, 2002, entitling Acclaim to approximately 99% of the net cash flow generated from certain of the present and future oil and gas interests and related tangibles owned, directly or indirectly, by AEI after certain costs, expenditures and deductions;

“Acclaim Odd Lot Holder” means an Acclaim Unitholder who holds less than 993 Acclaim Units or an Acclaim Exchangeable Shareholder who would hold less than 993 Acclaim Units if the Acclaim Exchangeable Shares held by such holder were exchanged for Acclaim Units in accordance with their terms;

“Acclaim Operating Entities” means AEI, ACT, 960347 Alberta Ltd., Acclaim Resource Partnership, Acclaim Energy Partnership, Acclaim Saskatchewan Trust, 101001276 Saskatchewan Ltd., Acclaim LP, 1107882, ACT, 1107911, Acclaim Processing and 1141702;

“Acclaim Operating Entities Securities” means the Acclaim Notes, the ACT Chevron Notes, the Acclaim NPI, the Acclaim Common Shares, the ACT Common Units and the ACT Preferred Units and any other securities of the Acclaim Operating Entities held by Acclaim;

“Acclaim Preferred Shares” means the 14% cumulative, redeemable, retractable, exchangeable preferred shares, series 1 of AEI;

“Acclaim Processing” means Acclaim Processing Co. Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of Acclaim LP;

“Acclaim Processing Shares” means all of the issued and outstanding shares of Acclaim Processing;

“Acclaim Record Date” means the close of business on November 18, 2005;

“Acclaim Report” means the report of GLJ dated February 23, 2005 and effective as of December 31, 2004 evaluating the crude oil and natural gas reserves and future net production revenues attributable to the properties of Acclaim (taken as a whole) as of December 31, 2004;

“Acclaim Rightholder” means a holder from time to time of Acclaim Rights;

“Acclaim Rights” means the outstanding incentive rights, whether or not vested, to acquire Acclaim Units pursuant to the Acclaim Unit Award Incentive Plan;

“Acclaim Securities” means, collectively, the Acclaim Units and the Acclaim Exchangeable Shares;

“Acclaim Securityholder” means, collectively, the Acclaim Unitholders and the Acclaim Exchangeable Shareholders;

“Acclaim Special Voting Unit” means the special voting unit granted to the Acclaim Trustee;

“Acclaim Termination Fee” means the termination fee equal to $65 million and payable upon the occurrence of specified events, as described under “The Arrangement – Arrangement Agreement – Termination Fees – Acclaim Termination Fee”;

“Acclaim TriStar Assets” means the assets of one or more of the Acclaim Operating Entities identified in the letter agreement dated September 19, 2005 between AEI and SEL and such additional or other assets of one or more of the Acclaim Operating Entities, if any, as Acclaim and StarPoint may mutually agree, to be transferred to TriStar pursuant to the Arrangement;

“Acclaim TriStar Conveyance” means the conveyance of the Acclaim TriStar Assets pursuant to the Acclaim TriStar Conveyance Agreement;

“Acclaim TriStar Conveyance Agreement” means the agreement or agreements to be entered into between the applicable Acclaim Operating Entities and TriStar, in form satisfactory to each of Acclaim and StarPoint, acting reasonably, effecting the sale of the Acclaim TriStar Assets, together with a cash payment, to TriStar for TriStar Common Shares;

“Acclaim Trustee” means Computershare Trust Company of Canada, in its capacity as the trustee under the Acclaim Trust Indenture;

“Acclaim Trust Indenture” means Acclaim’s trust indenture dated as of April 20, 2001, as amended, between AEI and Computershare Trust Company of Canada;

“Acclaim Unit Award Incentive Plan” means the Acclaim unit award incentive plan;

“Acclaim Unitholder” means a holder from time to time of Acclaim Units;

“Acclaim Units” means the trust units of Acclaim;

“Acquisition Proposal” means, with respect to Acclaim or StarPoint, any inquiry or the making of any proposal to such party or its Unitholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such party or its Unitholders of any securities of such party (other than on exercise of currently outstanding Acclaim Rights or StarPoint Rights, as applicable) or its Subsidiaries; (ii) any acquisition of a substantial amount of assets of such party or its Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such party or its Subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such party or its Subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the other party under the Arrangement Agreement or the Arrangement;

“ACT” means Acclaim Commercial Trust, a trust created under the laws of the Province of Alberta and a direct and indirect subsidiary of Acclaim;

“ACT Assets” means all of the property, assets and undertaking of ACT of whatsoever nature or kind, present and future, and wheresoever located, including the ACT Subsidiary Shares, the ACT Note and the ACT NPI (other than $10.00);

“ACT Assumed Liabilities” means all of the liabilities and obligations of ACT, whether or not reflected on the books of ACT;

“ACT Chevron Notes” means the unsecured subordinated notes of ACT issued in connection with the Chevron Texaco Acquisition;

“ACT Common Units” means the common trust units of ACT;

“ACT Note” means the promissory note of the ACT Subsidiary in a principal amount equal to ACT’s undepreciated capital cost for purposes of the Tax Act of the ACT Other Assets;

“ACT NPI” means the 99% net profits interest granted to ACT pursuant to an agreement entered into between ACT and ACT Subsidiary;

“ACT Other Assets” means the ACT Tangible Assets and other assets of ACT other than the ACT Resource Properties;

“ACT Other Assets Conveyance” means the conveyance of the ACT Other Assets to the ACT Subsidiary in exchange for ACT Subsidiary Shares, assumption of the ACT Assumed Liabilities and the ACT Note pursuant to the ACT Other Assets Conveyance Agreement;

“ACT Other Assets Conveyance Agreement” means the conveyance agreement between ACT and the ACT Subsidiary to be dated the Effective Date effecting the ACT Other Assets Conveyance;

“ACT Preferred Units” means the preferred trust units of ACT;

“ACT Resource Properties” means all of the oil and natural gas assets (excluding ACT Other Assets) of ACT;

“ACT Resource Property Conveyance” means the conveyance of the ACT Resource Properties to the ACT Subsidiary in exchange for ACT Subsidiary Shares pursuant to the ACT Resource Property Conveyance Agreement and pursuant to which the ACT NPI shall be reserved by ACT;

“ACT Resource Property Conveyance Agreement” means the conveyance agreement between ACT and the ACT Subsidiary to be dated the Effective Date effecting the ACT Resource Property Conveyance;

“ACT Special Preferred Units” means the special preferred trust units of ACT;

“ACT Subsidiary” means 1199519 Alberta Ltd., a corporation incorporated under the ABCA and a wholly owned subsidiary of ACT;

“ACT Subsidiary Shares” means the common shares of ACT Subsidiary;

“ACT Tangible Assets” means all of the tangible assets of ACT;

“ACT Unitholders” means holders from time to time of ACT Special Preferred Units, ACT Preferred Units or ACT Common Units;

“AEI” means Acclaim Energy Inc., a corporation amalgamated under the ABCA;

“AEI EUOP” means AEI’s employee unit ownership plan;

“AEPEA” means the Alberta Environmental Protection and Enhancement Act;

“APF Inc.” means APF Energy Inc., a corporation incorporated under the Laws of the Province of Alberta;

“APF Partnership” means APF Energy Limited Partnership, a limited partnership formed under the Laws of the Province of Alberta;

“APF Report” means the report of Sproule dated February 18, 2005 and effective as of December 31, 2004, evaluating the coal bed methane reserves and future net production revenues attributable to certain of the properties of APF Energy Trust;

“APF Trust” means APF Acquisition Trust, an unincorporated trust formed under the Laws of the Province of Alberta;

“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

“Applicable Laws”, in the context that refers to one or more Persons, means that the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Arrangement” means the proposed arrangement involving Acclaim, AEI, StarPoint and SEL, under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan;

“Arrangement Agreement” means the arrangement agreement dated effective November 17, 2005 between Acclaim, AEI, StarPoint and SEL, and any amendments thereto;

“Arrangement Resolution” means the Acclaim Arrangement Resolution or the StarPoint Arrangement Resolution, as applicable;

“ARTC” means the Alberta Royalty Tax Credit;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made giving effect to the Arrangement;

“Board” or “Board of Directors” means the board of directors of AEI, SEL, Canetic or TriStar, as applicable;

“Burmis Assets” means the oil and gas assets of Elk Point acquired by Burmis Energy Inc. from Elk Point as part of the Elk Point Arrangement;

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

“Canadian GAAP” means Canadian generally accepted accounting principles as in effect from time to time;

“Canetic” or “AmalgamationCo” means the corporation resulting from the amalgamation of AEI, SEL, 1198329, Acclaim Processing, ACT Subsidiary, 1107911, 1107882, SCT Subsidiary, APF Energy Inc. and 1149708 and StarPoint ExchangeCo pursuant to the Arrangement, and as Administrator of Canetic Trust, where the context so requires;

“Canetic Administration Agreement” means the agreement to be entered into by Canetic following the Arrangement providing for the administration of Canetic Trust;

“Canetic Assets” means all of the assets of Acclaim and StarPoint to be held by Canetic Trust upon completion of the Arrangement;

“Canetic Board” or “Canetic Board of Directors” means the board of directors of Canetic;

“Canetic Notes” means the promissory notes of AEI, SEL and other affiliates of Acclaim and StarPoint to be acquired by Canetic Trust pursuant to the Plan of Arrangement;

“Canetic NPIs” means the net profits interests granted under the NPI Agreements;

“Canetic NPI Agreements” means the net profits interest agreements between Acclaim and the Acclaim Operating Entities and between StarPoint and StarPoint Energy Partnership to be acquired by Canetic Trust pursuant to the Plan of Arrangement;

“Canetic Operating Entities” means Canetic, Acclaim, StarPoint, MFCorp, ACT, SCT, 960347 Alberta Ltd., Acclaim Resource Partnership, Acclaim Energy Partnership, Acclaim Saskatchewan Trust, 101001276 Saskatchewan Ltd., 1149708 Alberta Ltd., Trend Energy Ltd., StarPoint Energy Partnership, APF Energy Inc., APF Energy Trust, APF Acquisition Trust, APF Energy Limited Partnership, StarPoint Resources, StarPoint Prairie Partnership, StarPoint Prairie Corp., 1167639 Alberta Ltd., 990009 Alberta Inc., Tika Energy Inc. and Upton Resources Inc.;

“Canetic Operating Entities Securities” means the Canetic Notes, the Canetic NPIs, the common shares of Canetic and any other securities of the Canetic Operating Entities held by Canetic Trust;

“Canetic Special Unit” means a special trust unit of Canetic Trust;

“Canetic Special Voting Unit” means the special voting units of Canetic Trust entitling the holders thereof to attend meetings of Canetic Unitholders and to such number of votes at meetings of Canetic Unitholders as may be prescribed by the Canetic Board in the resolution authorizing the issuance of any such Canetic Special Voting Units;

“Canetic Trust” means Canetic Resources Trust, a trust established under the laws of the Province of Alberta pursuant to Canetic Trust Indenture;

“Canetic Trust Engineering Report” means the mechanical updates of the Acclaim Report, APF Report, McDaniel EnCana Report, GLJ APF Report, GLJ EnCana Report, Nexen Report, Selkirk Report and StarPoint Report with respect to the oil, NGL and natural gas interests to be held by Canetic Trust pursuant to the Arrangement and prepared by GLJ, Sproule and McDaniel effective September 30, 2005;

“Canetic Trust Indenture” means the trust indenture dated as of November 16, 2005 among the Canetic Trustee, the settlor of the Trust and 1198329, as amended from time to time;

“Canetic Trust Unit Award Incentive Plan” means the unit award incentive plan of Canetic Trust to be considered at the Meetings, as described under the heading “Other Matters to be Considered at the Meetings – Approval of the Canetic Trust Unit Award Incentive Plan “;

“Canetic Trustee” means Computershare Trust Company of Canada, the initial trustee of Canetic Resources Trust, or such other trustee, from time to time of Canetic Resources Trust;

“Canetic Unit” means a trust unit of Canetic Trust;

“Canetic Unitholders” or “New Unitholders” means holders from time to time of the Canetic Units;

“CBCA” means the Canada Business Corporation Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

“Certificate” means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, giving effect to the Arrangement;

“Chevron Canada” means, collectively, Chevron Canada Limited and Chevron Canada Resources, as vendor of the Chevron Texaco Properties;

“Chevron Texaco Acquisition” means the acquisition of the Chevron Texaco Properties by Acclaim as more particularly described under the heading “ Information Concerning Acclaim Energy Trust – Significant Transactions and Recent Developments”;

“Chevron Texaco Properties” means the interests in oil and natural gas reserves and associated facilities located in Alberta, British Columbia, Saskatchewan and Manitoba acquired by Acclaim pursuant to the Chevron Texaco Acquisition as more particularly described under the heading “ Information Concerning Acclaim Energy Trust – Significant Transactions and Recent Developments “;

“Closing Time” shall be 8:00 a.m. (Calgary time) on the later of January 5, 2006 and the Business Day immediately following the date the Final Order is granted, unless otherwise agreed by Acclaim and StarPoint;

“Closing” means the completion of the transactions contemplated in the Arrangement Agreement;

“COGE Handbook” means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

“Competition Act” means the Competition Act, R.S. 1985, c. C-34, as amended;

“Confidentiality Agreements” means, collectively, the Acclaim Confidentiality Agreement and the StarPoint Confidentiality Agreement;

“Control” means, with respect to control of a body corporate by a Person, the holding (other than by way of security) by or for the benefit of that Person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

“Court” means the Court of Queen’s Bench of Alberta;

“CRA” means the Canada Revenue Agency;

“Danoil” means Danoil Energy Ltd., a predecessor corporation of AEI, incorporated under the ABCA;

“Danoil Merger” means the transaction described under the heading “Information Concerning Acclaim Energy Trust – Significant Transactions and Recent Developments”;

“Danoil Notes” means the 12% unsecured subordinated notes of AEI issued in connection with the Danoil Merger;

“Depositary” means Computershare Investor Services Inc. at its offices referred to in the Letter of Transmittal;

“Designated Broker” means the broker designated by AEI and SEL to effect the resale of TriStar Common Shares and TriStar Arrangement Warrants;

“Dissent Rights” means the right of a registered Securityholder to dissent to the applicable Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with Section 191 of the ABCA and the Interim Order;

“Dissenting Acclaim Exchangeable Shareholders” means registered Acclaim Exchangeable Shareholders who validly exercise Dissent Rights;

“Dissenting Acclaim Securityholders” means Dissenting Acclaim Unitholders and Dissenting Acclaim Exchangeable Shareholders, collectively;

“Dissenting Acclaim Unitholders” means registered Acclaim Unitholders who validly exercise Dissent Rights;

“Dissenting Securityholders” means Dissenting Acclaim Securityholders and Dissenting StarPoint Securityholders, collectively;

“Dissenting StarPoint Exchangeable Shareholders” means registered StarPoint Exchangeable Shareholders who validly exercise Dissent Rights;

“Dissenting StarPoint Unitholders” means registered StarPoint Unitholders who validly exercise Dissent Rights;

“Distributable Cash” means all amounts available for distribution during any applicable period to holders of Canetic Units;

“Distribution” means a distribution paid by Canetic Trust in respect of the Canetic Units, whether of cash, Canetic Units or other securities or other property, expressed as an amount per Canetic Unit;

“Distribution Payment Date” means any date that Distributable Cash is distributed to Canetic Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day thereafter);

“Distribution Record Date” means the last day of each calendar month or such other date as may be determined from time to time by the Canetic Board of Directors, except that December 31st shall in all cases be a Distribution Record Date;

“Effective Date” means the date the Arrangement is effective under the ABCA;

“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date;

“Electing Odd Lot Securityholder” means a registered Acclaim Odd Lot Holder or a registered StarPoint Odd Lot Holder who has validly elected to receive delivery of the TriStar Common Shares and TriStar Arrangement Warrants issued to them pursuant to the Arrangement;

“Elk Point” means Elk Point Resources Inc., a predecessor corporation of Acclaim Energy West Inc. which is a predecessor to AEI, incorporated under the CBCA;

“Elk Point Arrangement” means the business combination involving Acclaim, AEI, Elk Point and Burmis Energy Inc. completed on January 28, 2003 by way of plan of arrangement under the CBCA pursuant to which, among other things, Acclaim indirectly acquired all of the issued and outstanding common shares of Elk Point and the United States assets and certain minor Alberta properties of Elk Point were acquired by Burmis Energy Inc. and the shares of Burmis Energy Inc. were distributed to the former holders of common shares of Elk Point;

“Elk Point Notes” means the 12% unsecured subordinated notes of Acclaim Energy West Inc., a wholly-owned subsidiary of AEI, issued in connection with the Elk Point Arrangement;

“Eligible Institution” means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada, members of the National Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

“Established Reserves” means proved reserves plus risked (50%) probable reserves, with “proved reserves” and “probable reserves” having the meanings ascribed to them under former National Policy Statement 2-B of the Canadian Securities Administrators;

“Exchangeable Shareholder” means a holder from time to time of Acclaim Exchangeable Shares or StarPoint Exchangeable Shares;

“Exchangeable Shares” means Acclaim Exchangeable Shares or StarPoint Exchangeable Shares;

“Exodus” means Exodus Energy Ltd., a predecessor corporation of AEI, incorporated under the ABCA and acquired by Acclaim Energy on December 19, 2003 pursuant to the Exodus Acquisition;

“Exodus Acquisition” means the acquisition by AEI of all of the issued and outstanding shares in the capital of Exodus on December 19, 2003;

“Exodus Notes” means the 12% unsecured subordinated notes of AEI issued in connection with the Exodus Acquisition;

“Fairness Opinions” means, collectively, the Acclaim Fairness Opinion and the StarPoint Fairness Opinion, copies of which are attached as Appendices E and F to this Information Circular;

“Final Order” means the final order of the Court approving the Arrangement to be applied for following the Meetings and to be granted pursuant to the provisions of Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Gilby/Willesden Green Acquisition” means the acquisition of the Gilby/Willesden Green Properties by AEI as more particularly described under the heading “Information Concerning Acclaim Energy Trust – Significant Transactions and Recent Developments”;

“Gilby/Willesden Green Properties” means the interests in oil and natural gas reserves and associated facilities located in the Gilby West and Willesden Green areas of west central Alberta acquired by AEI pursuant to the

Gilby/Willesden Green Acquisition as more particularly described under the heading “Information Concerning Acclaim Energy Trust – Significant Transactions and Recent Developments”;

“GLJ” means GLJ Petroleum Consultants Ltd.;

“GLJ APF Report” means the report of GLJ dated February 28, 2005 and effective as of December 31, 2004, evaluating the oil and natural gas reserves and future net production revenues attributable to certain of the properties of APF Energy Trust;

“GLJ EnCana Report” means the report of GLJ dated April 29, 2005 and effective as of March 31, 2005, evaluating certain of the crude oil and natural gas reserves and future net production revenues attributable to certain of the properties acquired by StarPoint from EnCana Corporation;

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

“Holder” means a registered holder of Acclaim Securities or StarPoint Securities, as the case may be, immediately prior to the Effective Time or any Person who surrenders to the Depositary certificates representing Acclaim Securities or StarPoint Securities, as the case may be, duly endorsed for transfer to such Person;

“Income Tax Act” or “Tax Act” or “ITA” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

“Information Circular” means this joint information circular and proxy statement dated November 18, 2005, together with all appendices hereto, distributed by Acclaim and StarPoint in connection with the Meetings;

“Interim Order” means the Interim Order of the Court dated November 17, 2005 under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meetings and issued pursuant to the petition of Acclaim and StarPoint therefor, a copy of which order is attached as Appendix D to this Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Ketch Energy” means Ketch Energy Ltd., a predecessor corporation of AEI, incorporated under the ABCA;

“Ketch Energy Arrangement” means the business combination involving Acclaim, AEI, Ketch Energy and Ketch Resources Ltd. completed on October 1, 2002 by way of a plan of arrangement under the ABCA pursuant to which, among other things, Acclaim indirectly acquired all of the issued and outstanding shares of Ketch Energy, certain growth assets of Ketch Energy were acquired by Ketch Resources Ltd. and the shares of Ketch Resources Ltd. were distributed to the former holders of common shares of Ketch Energy;

“Ketch Energy Notes” means the 12% unsecured subordinated notes of AEI issued in connection with the Ketch Energy Arrangement;

“Ketch ExploreCo Assets” means certain growth assets of Ketch Energy acquired by Ketch Resources Ltd. from Ketch Energy as part of the Ketch Energy Arrangement;

“Kingsdale” or “Information Agent” means Kingsdale Shareholder Services Inc.;

“Laws” means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX);

“Letter of Transmittal” means either of the Letter of Transmittals enclosed with the Information Circular pursuant to which Acclaim Securityholders and StarPoint Securityholders are required to deliver certificates representing Acclaim Securities or StarPoint Securities, as the case may be, in order to receive Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants on completion of the Arrangement and pursuant to which registered Acclaim Odd Lot Holders and registered StarPoint Odd Lot Holders are required to elect to receive delivery of the TriStar Common Shares and TriStar Arrangement Warrants issued to them pursuant to the Arrangement;

“Lock-Up Agreements” means the Acclaim Lock-Up Agreements and the StarPoint Lock-Up Agreements;

“Lock-Up Securityholders” means, collectively, the Acclaim Lock-Up Securityholders and the StarPoint Lock-Up Securityholders;

“Market Redemption Price” means the price per Canetic Unit equal to the lesser of: (i) 95% of the “market price”, as calculated under Canetic Trust Indenture, of the Canetic Units on the principal market on which the Canetic Units are tendered to Canetic Trust for redemption; (ii) 95% of the “closing market price”, as calculated under Canetic Trust Indenture, on the principal market on which the Canetic Units are quoted for trading on the date that the Canetic Units are so tendered for redemption; and (iii)  95% of the closing market price of the Trust Units on the date of redemption;

“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries, including changes in Tax Laws, (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been publicly disclosed or has been communicated in writing to the other party as of September 19, 2005, or (v) any changes arising from matters consented to or approved in writing by the other party;

“McDaniel” means McDaniel & Associates Consultants Ltd.;

“McDaniel EnCana Report” means the report of McDaniel dated April 29, 2005 and effective as of March 31, 2005, evaluating certain of the crude oil and natural gas reserves and future net production revenues attributable to certain of the properties acquired by StarPoint from EnCana Corporation;

“Meeting” means the Acclaim Meeting or the StarPoint Meeting, as applicable, and “Meetings” means the Acclaim Meeting and the StarPoint Meeting;

“MFCorp” means 1198330 Alberta Ltd., a mutual fund corporation incorporated under the ABCA;

“MFCorp Assets” means all of the property, assets and undertaking of MFCorp of whatsoever nature or kind, present and future, and wheresoever located, including the Canetic Special Units, Acclaim Exchangeable Shares and StarPoint Exchangeable Shares (other than $10.00);

“MFCorp Assumed Liabilities” means all of the liabilities and obligations of MFCorp, whether or not reflected on the books of MFCorp;

“MFCorp Shares” means common shares of MFCorp;

“MFCorp Special Shares” means special shares of MFCorp;

“NAFTA” means the North American Free Trade Agreement;

“NEB” means the National Energy Board;

“NI 51-101” means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities;

“Nevis” means Nevis Ltd., a predecessor corporation of AEI, incorporated under the ABCA;

“Nexen Report” means the report of Sproule effective March 31, 2005, evaluating the crude oil and natural gas reserves and future net production revenues attributable to certain properties acquired by StarPoint from Nexen Inc.;

“NG Acquisition” means the acquisition of the NG Properties by AEI as more particularly described under the heading “Information Concerning Acclaim Energy Trust – Significant Transactions and Recent Developments”;

“NG Properties” means the interests in oil and natural gas reserves and associated facilities located in Alberta and British Columbia acquired by AEI pursuant to the NG Acquisition as more particularly described under the heading “Information Concerning Acclaim Energy Trust – Significant Transactions and Recent Developments”;

“Non-Resident” means: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

“Notice of Meetings” means, collectively, the Notice of Special Meeting of Acclaim Securityholders and the Notice of Special Meeting of StarPoint Securityholders which accompanies this Information Circular and “Notice of Meeting” means any one of them, as applicable;

“Notice of Joint Petition” means the Notice of Joint Petition by Acclaim, AEI, StarPoint and SEL to the Court for the Final Order which accompanies this Information Circular;

“NYSE” means the New York Stock Exchange;

“Oil and Natural Gas Properties” or “Properties” means the working, royalty or other interests of Canetic or any affiliate of Canetic Trust from time to time in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by any affiliates of Canetic at a future date including pursuant to the Arrangement;

“Ordinary Resolution” means a resolution approved at a meeting of Canetic Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of Canetic Unitholders (and including the holders of Canetic Special Voting Units, if any) present in person or represented by proxy at the meeting;

“OSC Rule 61-501” means Ontario Securities Commission Rule 61-501 – Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions;

“Parties” means Acclaim, AEI, StarPoint and SEL and “Party” means any one of them;

“Permitted Investments” means: (i) loan advances to any affiliate of Canetic Trust including Canetic; (ii) interest bearing accounts of certain financial institutions, including Canadian chartered banks and the Canetic Trustee and any affiliate of the Canetic Trustee; (iii) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof; (iv) term deposits, guaranteed investment certificates of deposit or bankers’ acceptances of or guaranteed or accepted by any Canadian chartered bank or other financial institution (including Canetic Trust and any affiliate of Canetic Trust), the short term debt or deposits of which have been rated at least A by Standard & Poor’s Corporation or the equivalent by Moody’s Investors Service, Inc. or Dominion Bond Rating Service Limited; and (v) commercial paper rated at least A by Standard & Poor’s Corporation or the equivalent by Moody’s Investor Services, Inc. or Dominion Bond Rating Service Limited;

“Person” means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

“Plan” or “Plan of Arrangement” means the plan of arrangement attached as Schedule A to Appendix D to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

“Pre-Arrangement Agreement” means the agreement dated September 19, 2005 among Acclaim, AEI, StarPoint and SEL in respect of the Arrangement;

“Public Record” means all information filed by either Acclaim or StarPoint, as the case may be, after December 31, 2003 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

“Receiving Party” means a receiving party in respect of a Superior Proposal;

“Record Date” means the Acclaim Record Date or the StarPoint Record Date, as applicable;

“Redemption Notes” means unsecured subordinated promissory notes issued in series, or otherwise, by Canetic pursuant to a note indenture and issued to redeeming Canetic Unitholders in principal amounts equal to the Market Redemption Price of the Canetic Units to be redeemed in consideration of a cash payment or by reducing any indebtedness of Canetic to Canetic Trust and having substantially the terms and conditions as more particularly described in Appendix H, “Information Concerning Canetic Resources Trust” to this Information Circular;

“Registered Holder” means the Person whose name appears on the register of Acclaim, AEI, StarPoint or SEL, as applicable, as the owner of Acclaim Securities or StarPoint Securities;

“Registrar” means the Registrar appointed under section 263 of the ABCA;

“Regulation Q–27” means Regulation Q–27 Respecting Protection of Minority Shareholders in the Course of Certain Transactions (Québec);

“Regulation S” means Regulation S under the 1933 Act;

“Resident” means a person who is not a Non-Resident;

“Sale Proceeds” means the proceeds received by the Designated Broker from the resale of TriStar Common Shares or TriStar Arrangement Warrants issuable to an Acclaim Odd Lot Holder or StarPoint Odd Lot Holder, based on the average price obtained by the Designated Broker for all of the TriStar Common Shares and TriStar Arrangement Warrants that were transferred to the Designated Broker for sale at the same time as the holder’s;

“SCT” means the StarPoint Commercial Trust, a trust created under the laws of the Province of Alberta and a wholly-owned Subsidiary of StarPoint.

“SCT Assets” means all of the property, assets and undertaking of SCT of whatsoever nature or kind, present and future, and wheresoever located, including the SCT Subsidiary Shares, the SCT Note and the SCT NPI (other than $10.00);

“SCT Assumed Liabilities” means all of the liabilities and obligations of SCT, whether or not reflected on the books of SCT;

“SCT Note” means the promissory note of the SCT Subsidiary in a principal amount equal to the elected amount pursuant to the SCT Other Assets Conveyance less the SCT Assumed Liabilities;

“SCT NPI” means the 99% net profits interest granted to SCT pursuant to an agreement entered into between SCT and SCT Subsidiary;

“SCT Other Assets” means all of the assets of SCT other than the SCT Resource Properties including, without limitation, SCT’s interest in StarPoint Resources and all of the issued and outstanding shares of 1167639 held by SCT;

“SCT Other Assets Conveyance” means the conveyance of the SCT Other Assets to the SCT Subsidiary in exchange for SCT Subsidiary Shares, SCT Assumed Liabilities and the SCT Note pursuant to the SCT Other Assets Conveyance Agreement;

“SCT Preferred Units” means the preferred trust units of SCT;

“SCT Resource Properties” means all of the oil and natural gas assets of SCT (excluding SCT Tangible Assets);

“SCT Resource Property Conveyance” means the conveyance of the SCT Resource Properties, to the SCT Subsidiary in exchange for SCT Subsidiary Shares pursuant to the SCT Resource Property Conveyance Agreement and pursuant to which the SCT NPI shall be reserved by SCT;

“SCT Resource Property Conveyance Agreement” means the conveyance agreement between SCT and the SCT Subsidiary to be dated the Effective Date effecting the SCT Resource Property Conveyance;

“SCT Subsidiary” means 1199523 Alberta Ltd., a corporation incorporated under the ABCA and a wholly owned subsidiary of SCT;

“SCT Subsidiary Shares” means the common shares of SCT Subsidiary;

“SCT Tangible Assets” means all of the tangible assets of SCT;

“SCT Trust Unit” means the outstanding trust units of SCT;

“SCT Unitholders” means holders from time to time of SCT Preferred Units and SCT Trust Units;

“Securities” means the Acclaim Securities and/or the StarPoint Securities;

“Securityholder” means a holder from time to time of Acclaim Securities and/or StarPoint Securities, as applicable;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“SEL” means StarPoint Energy Ltd., a corporation amalgamated under the ABCA;

“Selkirk Report” means the report of Sproule dated February 23, 2005 and effective as of December 31, 2004, evaluating the crude oil and natural gas reserves and future net production revenues attributable to the properties of Selkirk Energy Partnership;

“Special Resolution” means a resolution proposed to be passed as a special resolution at a meeting of Canetic Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Canetic Trust Indenture at which two or more holders of at least 5% of the aggregate number of Canetic Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Canetic Units (including the Canetic Special Voting Units) represented at the meeting and voted on a poll upon such resolution;

“Sproule” means Sproule Associates Limited;

“StarPoint” means StarPoint Energy Trust, a trust organized under the laws of the Province of Alberta;

“StarPoint 6.5% Debenture Indenture” means the trust indenture dated as of May 26, 2005 among StarPoint and the StarPoint Debenture Trustee, governing the StarPoint 6.5% Debentures;

“StarPoint 6.5% Debentures” means the 6.5% convertible, extendible, unsecured, subordinated debentures issued on May 26, 2005 pursuant to the StarPoint 6.5% Debenture Indenture;

“StarPoint 9.4% Debenture Indenture” means the Trust Indenture dated as of July 3, 2003 as amended by the First Supplemental Debenture dated June 27, 2005 among StarPoint, SEL and the StarPoint Debenture Trustee, governing the StarPoint 9.4% Debentures;

“StarPoint 9.4% Debentures” means the 9.4% convertible, extendible, unsecured, subordinated debentures issued by APF Energy Trust on · pursuant to the StarPoint 9.4% Debenture Indenture;

“StarPoint 9.4% Debenture Trustee” means Computershare Trust Company of Canada;

“StarPoint Arrangement Parties” means StarPoint, SEL, SCT, SCT Subsidiary, 1167639, StarPoint Resources and StarPoint ExchangeCo;

“StarPoint Arrangement Resolution” means the special resolution in respect of the Arrangement in substantially the form attached as Appendix B to the Information Circular to be voted upon by StarPoint Securityholders at the StarPoint Meeting;

“StarPoint Assets” means all of the property, assets and undertaking of StarPoint of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, notes, royalties or other interests in the capital of or granted by StarPoint’s direct Subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of StarPoint (other than $10.00);

“StarPoint Assumed Liabilities” means all of the liabilities and obligations of StarPoint, whether or not reflected on the books of StarPoint;

“StarPoint Board” or “StarPoint Board of Directors” means the board of directors of SEL;

“StarPoint Confidentiality Agreement” means the confidentiality agreement between StarPoint and Acclaim dated August 15, 2005 in respect of information relating to Acclaim provided to StarPoint;

“StarPoint Debenture Trustee” means Olympia Trust Company;

“StarPoint Exchangeable Shareholder” means a holder from time to time of StarPoint Exchangeable Shares;

“StarPoint Exchangeable Shares” means class A exchangeable shares of SEL;

“StarPoint ExchangeCo” means StarPoint ExchangeCo Ltd., a corporation incorporated under the ABCA;

“StarPoint Fairness Opinion” means the opinion of Orion Securities Inc. dated November 18, 2005, a copy of which is attached as Appendix F to this Information Circular;

“StarPoint Incentive Plan” means the restricted unit plan of StarPoint;

“StarPoint Lock-Up Agreements” means the agreements between Acclaim and the StarPoint Lock-Up Securityholders pursuant to which the StarPoint Lock-Up Securityholders have agreed to vote the StarPoint Securities beneficially owned or controlled by the StarPoint Lock-Up Securityholders in favour of the StarPoint Arrangement Resolution and to otherwise support the Arrangement and other related matters to be considered at the StarPoint Meeting;

“StarPoint Lock-Up Securityholders” means those StarPoint Securityholders that have entered into StarPoint Lock-Up Agreements with Acclaim;

“StarPoint Meeting” means the special meeting of StarPoint Securityholders to be held on December 19, 2005 and any adjournments thereof to consider and vote on the StarPoint Arrangement Resolution and the other matters to be considered at the StarPoint Meeting;

“StarPoint Odd Lot Holder” means a StarPoint Unitholder who holds less than 827 StarPoint Units or a StarPoint Exchangeable Shareholder who would hold less than 827 StarPoint Units if the StarPoint Exchangeable Shares held by such holder were exchanged for StarPoint Units in accordance with their terms;

“StarPoint Operating Entities” means StarPoint, SEL, SCT, StarPoint ExchangeCo, 1149708 Alberta Ltd., Trend Energy Ltd., StarPoint Energy Partnership, APF Energy Inc., APF Acquisition Trust, APF Energy Limited Partnership, StarPoint Resources, StarPoint Prairie Partnership, StarPoint Prairie Corp., 1167639 Alberta Ltd., 990009 Alberta Inc., Tika Energy Inc. and Upton Resources (USA) Inc.;

“StarPoint Record Date” means the close of business on November 18, 2005;

“StarPoint Report” means the report of Sproule dated February 24, 2005 and effective as of December 31, 2004, evaluating the crude oil and natural gas reserves and future net production revenues attributable to the properties of StarPoint;

“StarPoint Resources” means StarPoint Resources, a partnership organized under the laws of the Province of Alberta;

“StarPoint Rightholder” means a holder from time to time of StarPoint Rights issued pursuant to the StarPoint Incentive Plan;

“StarPoint Rights” means the outstanding incentive rights, whether or not vested, to acquire StarPoint Units;

“StarPoint Securities” means, collectively, the StarPoint Units and the StarPoint Exchangeable Shares;

“StarPoint Securityholder” means, collectively, the StarPoint Unitholders and the StarPoint Exchangeable Shareholders;

“StarPoint Special Voting Unit” means the special voting unit granted to the StarPoint Trustee;

“StarPoint Termination Fee” means the termination fee equal to $65 million and payable upon the occurrence of specified events, as described under “The Arrangement – Arrangement Agreement – Termination Fees – StarPoint Termination Fee”;

“StarPoint TriStar Assets” means the assets of the StarPoint Operating Entities identified in the letter agreement dated September 19, 2005 between AEI and SEL and such additional or other assets of the StarPoint Operating Entities, if any, as Acclaim and StarPoint may mutually agree, to be transferred to TriStar pursuant to the Arrangement;

“StarPoint TriStar Conveyance” means the conveyance of the StarPoint TriStar Assets to TriStar pursuant to the StarPoint TriStar Conveyance Agreement;

“StarPoint TriStar Conveyance Agreement” means the agreement or agreements to be entered into between the applicable StarPoint Operating Entities and TriStar, in form satisfactory to each of Acclaim and StarPoint, acting reasonably, effecting the sale of the StarPoint TriStar Assets to TriStar for TriStar Common Shares and cash;

“StarPoint Trustee” means Olympia Trust Company, in its capacity as the trustee under the StarPoint Trust Indenture;

“StarPoint Trust Indenture” means StarPoint’s trust indenture dated as of December 6, 2004 between the StarPoint Trustee and SEL;

“StarPoint Unitholder” means a holder from time to time of StarPoint Units;

“StarPoint Units” means the trust units of StarPoint;

“Subsequent Investment” means those investments which Canetic Trust is permitted to make pursuant to Canetic Trust Indenture;

“Subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such Person is not a corporation, as if such Person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

“Superior Proposal” means, a written bona fide Acquisition Proposal in connection with which the Acclaim Board or the StarPoint Board, as the case may be, determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Securityholders of the Receiving Party than the transaction contemplated by the Arrangement Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the Acclaim Board or the StarPoint Board, as the case may be, that the taking of such action is necessary for the Board of Directors in discharge of its fiduciary duties under Applicable Laws;

“Tax” or “Taxes” means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Acclaim or StarPoint (or any of their respective subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

“Tax Returns” means all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

“TSX” means the Toronto Stock Exchange;

“TriStar” means TriStar Oil & Gas Ltd., a corporation incorporated under the ABCA;

“TriStar Arrangement Warrant Agent” means Olympia Trust Company;

“TriStar Arrangement Warrant Certificates” means the certificates representing TriStar Arrangement Warrants to be issued upon completion of the Arrangement;

“TriStar Arrangement Warrants” means the share purchase warrants to be issued to Acclaim Securityholders and StarPoint Securityholders pursuant to the Arrangement, each of which will entitle the holder to acquire one (1) TriStar Common Share at an exercise price of $2.75 per whole TriStar Common Share (or such other price as determined by Acclaim and StarPoint) until 4:30 p.m. (Calgary time) on the date that is 30 days following the Effective Date;

“TriStar Assets” means the assets identified in the letter agreement dated September 19, 2005 between AEI and SEL and such additional or other assets, if any, as Acclaim and StarPoint may mutually agree to be transferred by Acclaim or any Subsidiary of Acclaim and StarPoint or any Subsidiary of StarPoint to TriStar, directly or indirectly, pursuant to the Arrangement;

“TriStar Board” or “TriStar Board of Directors” means the board of directors of TriStar;

“TriStar Common Shares” means the common shares in the capital of TriStar;

“TriStar Engineering Report” means the mechanical updates of the McDaniel EnCana Report, GLJ APF Report, Nexen Report and StarPoint Report with respect to certain oil, NGL and natural gas interests to be acquired by TriStar pursuant to the Arrangement and prepared by GLJ, Sproule and McDaniel effective September 30, 2005; the evaluation by GLJ effective September 30, 2005 of the oil and natural gas resources and future net production revenues attributable to the balance of the oil, NGL and natural gas interests to be acquired by TriStar pursuant to the Arrangement;

“TriStar FinCo” means TriStar Finance Ltd., a corporation incorporated under the ABCA;

“TriStar FinCo Common Shares” means the common shares in the capital of TriStar FinCo to be issued pursuant to the TriStar Private Placement;

“TriStar FinCo Performance Shares” means the performance shares in the capital of TriStar FinCo to be issued pursuant to the TriStar Private Placement;

“TriStar Performance Shares” means the performance shares in the capital of TriStar;

“TriStar Private Placement” means the proposed private placement to be completed by TriStar FinCo prior to the completion of the Arrangement of up to 2,727,273 TriStar FinCo Common Shares at an issue price of $2.75 per share (or such other price as determined by Acclaim, StarPoint and TriStar, acting reasonably) and up 2,309,657 TriStar FinCo Performance Shares at a price of $0.01 per share (which will be exchanged for TriStar Common Shares and TriStar Performance Shares pursuant to the Arrangement) as described under the heading “Other Matters to be Considered at the Meetings – Approval of the TriStar Private Placement”;

“TriStar Service Providers” means the proposed or acting directors, officers, employees and consultants of TriStar;

“TriStar Stock Option Plan” means the stock option plan of TriStar to be considered at the Meetings, as described under the heading “Other Matters to be Considered at the Meeting – Approval of the TriStar Stock Option Plan”;

“U.S. Person” means a U.S. person as defined in Rule 902(k) under Regulation S, including, but not limited to, any natural person resident in the United States;

“United States” or “U.S.” means the United States, as defined in Rule 902(l) under Regulation S;

“United States Securityholders” or “United States Securityholder” means any Securityholder who is, at the Effective Time, either in the United States or a U.S. Person;

“Unitholder” means a holder of Acclaim Units or StarPoint Units;

“Units” means Acclaim Units or StarPoint Units; and

“Weighted Average Trading Price” of a security shall be determined by dividing:  (i) the aggregate dollar trading value of all such securities traded on the TSX measured over the five (5) consecutive trading days immediately prior to the Effective Date by (ii) the total number of such securities sold on such stock exchange during such period.

CONVENTIONS

Certain terms used herein are defined in the “Glossary of Terms”.  Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.  Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars.  All financial information herein has been presented in Canadian dollars in accordance with Canadian GAAP.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
MMbbls	million barrels
Bbls/d	barrels per day
BOPD	barrels of oil per day
NGL	natural gas liquids

Natural Gas

Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
Bcf	billion cubic feet
GJ	gigajoule

Other

AECO	EnCana Corporation’s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
Boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Boe for 6 Mcf of natural gas
Boe/d	barrel of oil equivalent per day
C$	Canadian dollars
m3	cubic metres
MBoe	1,000 barrels of oil equivalent
MMBoe	million barrels of oil equivalent
MM	million
US$	United States dollars
WTI	West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade
$000s	thousands of dollars

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto.  Capitalized terms not otherwise defined herein are defined in the “Glossary of Terms”.  In this summary, all dollar amounts are stated in Canadian dollars.

The Acclaim Meeting

The Acclaim Meeting will be held in the Ballroom of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta, on December 19, 2005, commencing at 9:00 a.m. (Calgary time) for the purposes set forth in the accompanying applicable Notice of Meeting.  The business of the Acclaim Meeting will be: (i) to consider and vote upon the Arrangement; (ii) to consider and approve the Canetic Unit Award Incentive Plan; (iii) to consider and authorize and approve the Canetic EUOP; (iv) to consider and approve the TriStar Stock Option Plan; (v) to consider and approve the TriStar Private Placement; and (vi) to transact such further and other business as may properly be brought before the Acclaim Meeting or any adjournment thereof.  See “The Arrangement” and “Other Matters to be Considered at the Meetings”.

The StarPoint Meeting

The StarPoint Meeting will be held in the Lecture Theatre of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta, on December 19, 2005, commencing at 10:00 a.m. (Calgary time) for the purposes set forth in the accompanying applicable Notice of Meeting.  The business of the StarPoint Meeting will be: (i) to consider and vote upon the Arrangement; (ii) to consider and approve the Canetic Unit Award Incentive Plan; (iii) to consider and authorize and approve the Canetic EUOP; (iv) to consider and approve the TriStar Stock Option Plan; (v) to consider and approve the TriStar Private Placement; and (vi) to transact such further and other business as may properly be brought before the StarPoint Meeting or any adjournment thereof.  See “The Arrangement” and “Other Matters to be Considered at the Meetings”.

The Arrangement

The Arrangement will result in the creation of Canetic Trust, a new oil and natural gas energy trust resulting from the merger of Acclaim and StarPoint that is expected to be one of the largest conventional oil and natural gas trusts in North America and TriStar, a new public growth oriented junior exploration company which will own certain of Acclaim’s and StarPoint’s oil and natural gas assets and undeveloped lands.

Pre-Arrangement Steps – TriStar Private Placement

Prior to the Arrangement becoming effective, TriStar FinCo will complete the TriStar Private Placement pursuant to which TriStar FinCo will issue up to 2,727,273 TriStar FinCo Common Shares at an issue price of $2.75 per share and up to 2,309,657 TriStar FinCo Performance Shares to TriStar Service Providers.  Pursuant to the Arrangement, the TriStar FinCo Common Shares and TriStar FinCo Performance Shares will be exchanged on a one-for-one basis for TriStar Common Shares and TriStar Performance Shares.  Each TriStar FinCo Performance Share will be sold for a price of $0.01 per share and will ultimately be convertible into the percentage of a TriStar Common Share equal to the closing trading price of the TriStar Common Shares on the TSX or such other stock exchange on which the TriStar Common Shares are listed on the trading day prior to such conversion (the “TriStar Common Share Closing Price”) less $2.75 if positive, divided by the TriStar Common Share Closing Price.  See “Other Matters to be Considered at the Meetings – Approval of the TriStar Private Placement” and Appendix G, “Information Concerning TriStar Oil & Gas Ltd. – Capitalization”.

Arrangement Steps

The Arrangement involves a number of steps which will be deemed to occur sequentially.  See “The Arrangement – Details of the Arrangement – Arrangement Steps”.

Post Arrangement Structure

The following diagram illustrates the organizational structure of Canetic Trust and TriStar following the completion of the Arrangement.

Notes:

(1)                                  Assumes that: (i) that no Dissent Rights are exercised; (ii) that the TriStar Private Placement is completed for the maximum amount; (iii) that an aggregate of 2.2 million Acclaim Units and 1.3 million StarPoint Units are issued pursuant to outstanding Acclaim Rights and StarPoint Rights; and (iv) that no Acclaim Debentures and no StarPoint Debentures are converted into Acclaim Units or StarPoint Units after November 18, 2005 and prior to the Effective Time, and that all of the TriStar Arrangement Warrants are exercised in accordance with their terms.

Upon the completion of the Arrangement and assuming: (i) that no Dissent Rights are exercised; (ii) that the TriStar Private Placement is completed for the maximum amount; (iii) that an aggregate of 2.2 million Acclaim Units and 1.3 million StarPoint Units are issued pursuant to outstanding Acclaim Rights and StarPoint Rights; and (iv) that no Acclaim Debentures and no StarPoint Debentures are converted into Acclaim Units or StarPoint Units after November 18, 2005 and prior to the Effective Time, an aggregate of approximately 22.5 million TriStar Common Shares, 4.2 million TriStar Arrangement Warrants and 198.8 million Canetic Units, will be issued and outstanding. Of these, approximately 9.3 million TriStar Common Shares, 1.96 million TriStar Arrangement Warrants and 93.3 million Canetic Units will be held by former Acclaim Securityholders and 10.5 million TriStar Common Shares, 2.2 million TriStar Arrangement Warrants and 105.5 million Canetic Units will be held by former StarPoint Securityholders.

Canetic Trust

Canetic Trust is an unincorporated open-ended investment trust governed by the laws of the Province of Alberta and created pursuant to Canetic Trust Indenture.  The activities of Canetic Trust following completion of the Arrangement will be managed by Canetic.  Canetic will be led by J. Paul Charron as President and CEO, as well as the remainder of Acclaim’s existing management team.  The Canetic Board of Directors will be comprised of the existing Acclaim Board of Directors plus Paul Colborne.

The Canetic Unitholders will be the sole beneficiaries of Canetic Trust.  Canetic Trust will permit individual Canetic Unitholders to participate in the cash flow from Canetic’s business to the extent such cash flow is distributed by the Canetic Trustee.  Each Canetic Unit will entitle the holder thereof to receive monthly cash distributions.  Computershare Trust Company of Canada is the initial trustee of Canetic Trust.  See Appendix H, “Information Concerning Canetic Resources Trust”.

As one of the largest conventional oil and natural gas trusts in North America, Acclaim and StarPoint believe that Canetic Trust will be well positioned to create long-term value for the Canetic Unitholders through a high quality, long life asset base, a strong balance sheet and an extensive drilling inventory. Canetic Trust is expected to have a stable, long life reserve base and a diversified expected production base of approximately 75,000 Boe/d weighted approximately 65 percent towards primarily light oil and approximately 35 percent to natural gas.  Acclaim and StarPoint expect that the assets of Canetic Trust will include a high-quality, low-risk development drilling inventory of more than 1,000 drilling locations, representing an anticipated drilling inventory of more than four years.

Canetic Trust’s distribution policy will initially be set at $0.23 per Canetic Unit per month beginning with the first distribution payable following closing of the Arrangement. It is anticipated that this distribution policy will result in a 2006 payout ratio of approximately 60 percent based on a commodity price forecast of US$55 WTI for oil and C$8.25 AECO for natural gas. Based on current commodity prices Canetic Trust anticipates that its target payout ratio on a go forward basis will be approximately 60 to 65 percent.  Future distributions and the actual payout ratio will be subject to the discretion of the Canetic Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment.  See Appendix H, “Information Concerning Canetic Resources Trust – Risk Factors”.

It is currently intended that Canetic Trust will make cash distributions to holders of Canetic Units from the interest income received on the Canetic Notes and from income generated from the Canetic NPIs, net of administrative expenses.  In addition, Canetic Unitholders may, at the discretion of the Canetic Board of Directors, receive distributions in respect of prepayments of principal on the Canetic Notes before the maturity of the Canetic Notes and dividends on common shares of Canetic.  See “The Arrangement”.

The principal office of Canetic Trust will be located at 1900, 255 - 5th Avenue S.W., Calgary, Alberta, T2P 3G6.

Reference is made to Appendix H, “Information Concerning Canetic Resources Trust” for a more detailed description of Canetic Trust, the assets of Canetic Trust, the Canetic Units, the directors and officers of Canetic and the business to be carried on by Canetic Trust following the Arrangement.

TriStar Oil & Gas Ltd.

TriStar is a private corporation incorporated pursuant to the provisions of the ABCA.  It is expected that TriStar will become a public corporation pursuant to the Arrangement.

Upon completion of the Arrangement, TriStar will have initial proven plus probable reserves of approximately 3 million Boe and expected initial production of approximately 1,000 Boe/d.  It is expected that TriStar’s asset base will consist of high quality, operated, light oil and natural gas reserves and production strategically located in southeast Saskatchewan and south central Alberta. These properties are characterized by large original oil in place reservoirs with development drilling upside of more than 30 locations.  In addition, TriStar is anticipated to be well positioned for exploration upside with more than 75,000 net acres of undeveloped land strategically located on several exploration plays. These include the new emerging Bakken light oil play in southeast Saskatchewan, step-out and development drilling opportunities in southern Alberta (following up on a number of recent Lower Mannville and Mississippian discoveries), and the Nisku light oil trend in the West Pembina area of central Alberta.

Prior to the Arrangement becoming effective, TriStar FinCo will complete the TriStar Private Placement pursuant to which TriStar FinCo will issue up to 2,727,273 TriStar FinCo Common Shares at an issue price of $2.75 per share and up to 2,309,657 TriStar FinCo Performance Shares to TriStar Service Providers. Pursuant to the Arrangement, the TriStar FinCo Common Shares and TriStar FinCo Performance Shares will be exchanged on a one-for-one basis for TriStar Common Shares and TriStar Performance Shares.  Each TriStar FinCo Performance Share will be sold for a price of $0.01 per share and will ultimately be convertible into the percentage of a TriStar Common Share equal to the closing trading price of the TriStar Common Share on the TSX or such other stock exchange on which the TriStar Common Shares are listed on the trading day prior to such conversion (the “TriStar Common Share Closing Price”) less $2.75 if positive, divided by the TriStar Common Share Closing Price.  Upon completion of the Arrangement, TriStar will have approximately 22.5 million TriStar Common Shares, 4.2 million TriStar Arrangement Warrants and 2,309,657 TriStar Performance Shares outstanding.  See “Other Matters to be

Considered at the Meetings – Approval of the TriStar Private Placement” and Appendix G, “Information Concerning TriStar Oil & Gas Ltd. – Capitalization”.

Management of TriStar will be led by Paul Colborne, as Chairman and CEO, and Brett Herman, as President and COO.  Additional management of TriStar will include the majority of StarPoint’s existing management team, including Eric Strachan, Vice President Exploration, Graham Kidd, Vice President Engineering, and Jeremy Wallis, Vice President Land.  The Board of Directors of TriStar will initially consist of Paul Colborne, Jim Bertram, Paul Charron, Fred Coles, Brett Herman, Martin Hislop, Rob Peters, Jim Pasieka and Paul Starnino.

The head and principal office of TriStar is located at Suite 3900, 205 – 5th Avenue S.W., Calgary, Alberta and its registered office is located at Suite 1200, 425 – 1st Street S.W., Calgary, Alberta.

Reference is made to Appendix G, “Information Concerning TriStar Oil & Gas Ltd.” for a more detailed description of TriStar, the TriStar Assets, the securities of TriStar, the directors and officers of TriStar and the business to be carried on by TriStar following the Arrangement.

Effect of the Arrangement

General

Pursuant to the Arrangement, Acclaim Unitholders will receive for each Acclaim Unit, 0.8333 of a Canetic Unit and StarPoint Unitholders will receive for each StarPoint Unit, 1.0000 of a Canetic Unit.  Holders of Acclaim Units and StarPoint Units will also receive, as a separate distribution, TriStar Common Shares on the basis of 0.0833 of a TriStar Common Share for each Acclaim Unit and 0.1000 of a TriStar Common Share for each StarPoint Unit.  In addition, under the Arrangement, each holder of Acclaim Units will receive 0.0175 of a TriStar Arrangement Warrant for each Acclaim Unit held and each holder of StarPoint Units will receive 0.0210 of a TriStar Arrangement Warrant for each StarPoint Unit held.  Each full TriStar Arrangement Warrant will be exercisable for a period of 30 days following completion of the Arrangement into one TriStar Common Share at an exercise price of $2.75.  See “The Arrangement – Effect of the Arrangement – General”, “The Arrangement – Details of the Arrangement – Arrangement Steps”, “The Arrangement – Canadian Federal Income Tax Considerations” and “The Arrangement – United States Federal Income Tax Considerations”.

Acclaim Exchangeable Shareholders and StarPoint Exchangeable Shareholders will participate in the Arrangement and receive Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants on the same basis as the holders of Acclaim Units and StarPoint Units, respectively, based on the number of Acclaim Units or StarPoint Units into which such shares are exchangeable. See “The Arrangement – Effect of the Arrangement – General”, “The Arrangement – Details of the Arrangement – Arrangement Steps”, “The Arrangement – Canadian Federal Income Tax Considerations”.

All outstanding Acclaim Rights granted under the Acclaim Unit Award Incentive Plan will vest pursuant to the Arrangement and, as a result, holders of Acclaim Rights will participate in the Arrangement and will receive the same consideration as Acclaim Unitholders based upon the number of Acclaim Units issued pursuant to such Acclaim Rights.  All outstanding StarPoint Rights granted under StarPoint’s Incentive Plan will vest pursuant to the Arrangement.  StarPoint Rights may be redeemed by StarPoint in accordance with their terms for, at the election of StarPoint, either a cash payment or StarPoint Units.  To the extent that holders of StarPoint Rights receive StarPoint Units upon such redemption, they will participate in the Arrangement and will receive the same consideration as StarPoint Unitholders based upon the number of StarPoint Units issued.  See “The Arrangement – Effect of the Arrangement – General”, “The Arrangement – Details of the Arrangement – Arrangement Steps”, “The Arrangement – Canadian Federal Income Tax Considerations”.

Holders of Acclaim Debentures and holders of StarPoint Debentures who convert their Acclaim Debentures or StarPoint Debentures prior to the Effective Date will receive the same consideration as Acclaim Unitholders or StarPoint Unitholders, as the case may be, based upon the number of Acclaim Units or StarPoint Units issued upon such conversion.  Holders of Acclaim Debentures or StarPoint Debentures who do not convert their Acclaim Debentures or StarPoint Debentures prior to the Effective Date will be entitled to receive Canetic Units upon conversion of such Acclaim Debentures or StarPoint Debentures after the Effective Date with the number of Canetic Units received and the conversion price of such Acclaim Debentures and StarPoint Debentures adjusted to give effect to the Arrangement.  See “The Arrangement – Effect of the Arrangement – General”, “The Arrangement – Details of the Arrangement – Arrangement Steps” and “The Arrangement – Canadian Federal Income Tax Considerations”.

An Acclaim Securityholder will be considered to be an Acclaim Odd Lot Holder if the holder is an Acclaim Unitholder who holds less than 993 Acclaim Units or an Acclaim Exchangeable Shareholder who would hold less than 993 Acclaim Units if the Acclaim Exchangeable Shares held by such holder were exchanged for Acclaim Units.  A StarPoint Securityholder will be considered to be a StarPoint Odd Lot Holder if the holder is a StarPoint Unitholder who holds less than 827 StarPoint Units or a StarPoint Exchangeable Shareholder who would hold less than 827 StarPoint Units if the StarPoint Exchangeable Shares held by such holder were exchanged for StarPoint Units.

Subject to the election described below, Acclaim Odd Lot Holders and StarPoint Odd Lot Holders will not receive TriStar Common Shares or TriStar Arrangement Warrants under the Arrangement.  Instead, the TriStar Common Shares or TriStar Arrangement Warrants otherwise required to be delivered to each such holder will be sold on the TSX, or such other exchange on which the TriStar Common Shares and TriStar Arrangement Warrants are listed, by the Designated Broker within five Business Days following the date that the certificate for the Acclaim Securities or StarPoint Securities, as applicable, held by such holder is surrendered to the Depositary with the Letter of Transmittal and the Sale Proceeds will be forwarded to such holder.  The commissions for such sale will be paid by TriStar.  As a result, Acclaim Odd Lot Holders and StarPoint Odd Lot Holders will receive a cash payment instead of TriStar Common Shares and TriStar Arrangement Warrants.

Notwithstanding the above, registered Acclaim Securityholders and StarPoint Securityholders who are Acclaim Odd Lot Holders and StarPoint Odd Lot Holders may elect to receive TriStar Common Shares or TriStar Arrangement Warrants under the Arrangement by completing the election provided for in the Letter of Transmittal and submitting the Letter of Transmittal, along with the Acclaim Securities or StarPoint Securities, as applicable, to the Depositary by no later than 4:30 p.m. (Calgary time) on December 30, 2005. Only registered Acclaim Securityholders and StarPoint Securityholders may make such an election.  Persons who are beneficial owners of Acclaim Securities or StarPoint Securities registered in the name of a broker, custodian, nominee or other intermediary and who wish to make this election must make arrangements for such securities beneficially owned to be registered in such holder’s name and then submit the Letter of Transmittal, along with the Acclaim Securities or StarPoint Securities, as applicable, to the Depositary by no later than 4:30 p.m. (Calgary time) on December 30, 2005.

The TriStar Common Shares or TriStar Arrangement Warrants issuable to an Acclaim Odd Lot Holder or StarPoint Odd Lot Holder will only be sold after the holder has deposited the certificate for the Acclaim Securities or StarPoint Securities, as applicable, along with a properly completed Letter of Transmittal, with the Depositary.  The TriStar Arrangement Warrants expire at 4:30 p.m. (Calgary time) on the date that is 30 days following the Effective Date.  An Acclaim Odd Lot Holder or StarPoint Odd Lot Holder will not receive any cash proceeds for the TriStar Arrangement Warrants if they fail to deposit the certificate for the Acclaim Securities or StarPoint Securities with the Depositary in sufficient time prior to the expiry of the TriStar Arrangement Warrants to permit them to be sold by the designated broker.

Pursuant to the Arrangement, 3/20ths of the TriStar Common Shares otherwise required to be delivered to Non-Residents will be pooled and sold by the Designated Broker and the proceeds thereof will be remitted by Acclaim or StarPoint, as the case may be, to the Canada Revenue Agency on behalf of each Non-Resident.

See “The Arrangement – Effect of the Arrangement – General”, “The Arrangement – Details of the Arrangement – Arrangement Steps” and “The Arrangement – Procedure for Exchange of Acclaim Securities and StarPoint Securities”.

Effect on Distributions

Distributions paid to Acclaim Unitholders and StarPoint Unitholders for the month of December 2005 will not be affected by the proposed Arrangement and will be paid in the usual manner.  Therefore, Acclaim Unitholders and StarPoint Unitholders of record on December 31, 2005 will receive their regular monthly cash distribution on January 15, 2006.

If the Effective Date occurs on January 5, 2006, as currently scheduled, the first distribution of Canetic Trust that former Acclaim Securityholders and former StarPoint Securityholders will receive is the distribution paid to Canetic Unitholders of record on January 31, 2006, which will be paid on February 15, 2006.  Acclaim and StarPoint currently intend that Canetic Trust will initially distribute $0.23 per Canetic Unit per month, beginning with the first distribution payable following closing of the Arrangement.  It is anticipated that this distribution policy will result in a 2006 payout ratio of approximately 60% based on a commodity price forecast of US$55 WTI for oil and C$8.25 AECO for natural gas.  Based on current commodity prices, the target payout ratio on a go forward basis of Canetic Trust is anticipated to be approximately 60% to 65%.  Future distributions and the actual payout ratio will be subject to the discretion of the Canetic Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment.  See Appendix H, “Information Concerning Canetic Resources Trust – Risk Factors”.

Procedure for Exchange of Acclaim Securities and StarPoint Securities

In order to receive their Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants on the completion of the Arrangement, registered holders of Acclaim Securities and StarPoint Securities must deposit with the Depositary (at one of the addresses specified on the last page of the applicable Letter of Transmittal) a duly completed Letter of Transmittal together with the certificates representing the holder’s Acclaim Units, Acclaim Exchangeable Shares, StarPoint Units and StarPoint Exchangeable Shares, as the case may be.

A Securityholder will not be able to exercise or sell TriStar Arrangement Warrants until it receives the TriStar Arrangement Warrant Certificates in respect thereof.  The TriStar Arrangement Warrants will expire 30 days following the completion of the Arrangement.  Failure to deposit a duly completed Letter of Transmittal together with the certificates representing the holder’s Acclaim Securities or StarPoint Securities, as the case may be, in a timely fashion may result in the expiration of the TriStar Arrangement Warrants.  A holder of TriStar Arrangement Warrants that does not exercise the same in accordance with the requirements of the TriStar Arrangement Warrants will lose all rights to acquire TriStar Common Shares upon exercise thereof.

The TriStar Common Shares or TriStar Arrangement Warrants issuable to an Acclaim Odd Lot Holder or StarPoint Odd Lot Holder will only be sold after the holder has deposited the certificate for the Acclaim Securities or StarPoint Securities, as applicable, along with a properly completed Letter of Transmittal, with the Depositary.  The TriStar Arrangement Warrants expire at 4:30 p.m. (Calgary time) on the date that is 30 days following the Effective Date.  An Acclaim Odd Lot Holder or StarPoint Odd Lot Holder will not receive any cash proceeds for the TriStar Arrangement Warrants if they fail to deposit the certificate for the Acclaim Securities or StarPoint Securities with the Depositary in sufficient time prior to the expiry of the TriStar Arrangement Warrants to permit them to be sold by the designated broker.

Securityholders whose Acclaim Securities or StarPoint Securities, as applicable, are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Acclaim Units, Acclaim Exchangeable Shares, StarPoint Units or StarPoint Exchangeable Shares, as applicable.

The use of the mail to transmit certificates representing Acclaim Securities or StarPoint Securities, as applicable, and the Letter of Transmittal is at each holder’s risk.  Acclaim and StarPoint recommend that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

Securityholders will not receive Canetic Units, TriStar Common Shares or TriStar Arrangement Warrants, as applicable, or distributions on the Canetic Units after the Effective Date until they submit the certificates for their Acclaim Securities or StarPoint Securities, as the case may be, to the Depositary along with a duly completed Letter of Transmittal, and each certificate formerly representing Acclaim Securities or StarPoint Securities that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive Canetic Units (and any distributions thereon), TriStar Common Shares or TriStar Arrangement Warrants.

Election for Registered Odd Lot Holders

Registered Acclaim Securityholders and StarPoint Securityholders who are Acclaim Odd Lot Holders and StarPoint Odd Lot Holders may elect to receive TriStar Common Shares or TriStar Arrangement Warrants under the Arrangement by completing the election provided for in the Letter of Transmittal and submitting the Letter of Transmittal, along with the Acclaim Securities or StarPoint Securities, as applicable, to the Depositary by no later than 4:30 p.m. (Calgary time) on December 30, 2005. Only registered Acclaim Securityholders and StarPoint Securityholders may make such an election.  Persons who are beneficial owners of Acclaim Securities or StarPoint Securities registered in the name of a broker, custodian, nominee or other intermediary and who wish to make this election must make arrangements for such securities beneficially owned to be registered in such holder’s name and then submit the Letter of Transmittal, along with the Acclaim Securities or StarPoint Securities, as applicable, to the Depositary by no later than December 31, 2005.

Procedure for Exercise of TriStar Arrangement Warrants

Following receipt by the Depositary of a duly completed Letter of Transmittal, together with the Holder’s certificates representing Acclaim Securities or StarPoint Securities, as the case may be, and such other documents as may be required thereby, and provided the Holder is not an Acclaim Odd Lot Holder or a StarPoint Odd Lot Holder (unless the election referred to above has been properly made), the Depositary will forward by first class mail (postage prepaid) or hold for pick-up the TriStar Arrangement Warrant Certificate to which the Holder is entitled in accordance with the instructions provided by the Holder in the Letter of Transmittal.  In order to exercise the TriStar Arrangement Warrants, or some portion thereof, the Holder must, by no later than 4:30 p.m. (Calgary time) on that date which is 30 days following the Effective Date, deliver to the TriStar Arrangement Warrant Agent at either of its offices as specified in the TriStar Arrangement Warrant Certificate (i) a duly completed and executed exercise form attached to the TriStar Arrangement Warrant Certificate representing the TriStar Arrangement Warrants being exercised, (ii) a certified cheque or bank draft for the aggregate exercise price, and (iii) the original TriStar Arrangement Warrant Certificate.

A Securityholder will not be able to exercise or sell the TriStar Arrangement Warrant until it receives the TriStar Arrangement Warrant Certificates in respect thereof.  See “The Arrangement – Procedure for Exchange of Acclaim Securities and StarPoint Securities”.  A holder of TriStar Arrangement Warrants that does not exercise the same in accordance with the requirements of the TriStar Arrangement Warrants will lose all rights to acquire TriStar Common Shares upon exercise thereof.

The TriStar Arrangement Warrants may only be exercised by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. Person as defined in Rule 902 of Regulation S under the 1933 Act, and is not exercising the TriStar Arrangement Warrants for the account or benefit of a U.S. Person or a Person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to TriStar to the effect that the exercise of the TriStar Arrangement Warrants does not require registration under the 1933 Act or state securities laws.  In addition, any TriStar Common Shares issuable upon the exercise of the TriStar Arrangement Warrants in the United States or for the account or benefit of a U.S. Person or a Person in the United States will be “restricted securities” within the meaning of Rule 144 under the 1933 Act, certificates representing such TriStar Common Shares will bear a legend to that effect, and such TriStar Common Shares may be resold only pursuant to an exemption from the registration requirements of the 1933 Act and state securities laws. Subject to certain limitations, the TriStar Arrangement Warrants may be resold outside the United States without registration under the 1933 Act pursuant to Regulation S.

The foregoing is a summary only of the procedure for exercising TriStar Arrangement Warrants and reference is made to the TriStar Arrangement Warrant Certificate for a more detailed description thereof.  See also “The Arrangement – Securities Law Matters – United States” in this Information Circular.

Treatment of Fractional Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants

No certificates representing fractional Canetic Units, TriStar Common Shares or TriStar Performance Shares shall be issued under the Arrangement.  In lieu of any fractional trust unit or share, each registered Acclaim Securityholder, StarPoint Securityholder and TriStar FinCo Shareholder otherwise entitled to a fractional interest in a Canetic Unit, TriStar Common Share or TriStar Performance Share certificate, shall receive the nearest whole number of Canetic Units, TriStar Common Shares or TriStar Performance Shares as the case may be (with fractions equal to exactly 0.5 being rounded up).  Fractional TriStar Arrangement Warrants may be issued pursuant to the Arrangement (rounded to the nearest four decimal points) but TriStar Common Shares will not be issued on exercise of the fractional TriStar Arrangement Warrants and TriStar Arrangement Warrants may only be exercised in a sufficient number to acquire whole numbers of TriStar Common Shares.

Background to and Reasons for the Arrangement

Management of StarPoint and Acclaim regularly review the options available to them to optimize their capital structures and maximize Securityholder value.

Management of StarPoint and Acclaim, together with BMO Nesbitt Burns Inc., initially discussed the possibility of a business combination in June, 2005 and began the process of evaluating a transaction to merge into a single income trust and create a junior exploration company in August, 2005.  On September 13, 2005, the Acclaim Board formally engaged BMO Nesbitt Burns Inc. to provide financial advice on the proposed merger and other alternatives and on September 18, 2005, the StarPoint Board formally engaged Orion Securities Inc. to provide financial advice on the proposed merger and other alternatives.

The financial advisors of both Acclaim and StarPoint advised on the development of strategies and procedures necessary for the successful integration of the two trusts.

On September 18, 2005, the Acclaim Board of Directors and the StarPoint Board of Directors approved the Arrangement and on September 19, 2005 the parties entered into the Pre-Arrangement Agreement and the Lock-Up Securityholders entered into the Lock-Up Agreements.  On November 16, 2005 and November 17, 2005, respectively, the Acclaim Board and the StarPoint Board approved the Arrangement Agreement and on November 17, 2005 the parties entered into the Arrangement Agreement.

StarPoint and Acclaim believe that a merger will better align risks and returns from each asset class in a way that is both sustainable and tax effective.  The structure affords all Securityholders greater liquidity and flexibility to participate in one of the largest oil and natural gas income trusts in Canada and a junior oil and natural gas growth company and the combined future potential of each of these entities.

StarPoint and Acclaim entered into the Arrangement Agreement for the following reasons:

•                                          The reorganization is designed to enhance Securityholder value by combining certain of the low risk, long-term life assets of Acclaim and StarPoint to create a platform for stable cash flow from Canetic Trust, and at the same time to create a new exploration-oriented entity.  Securityholders of both Acclaim and StarPoint will have the opportunity to participate in the future growth of both entities created as a result of this transaction.

•                                          Canetic Unitholders are expected to receive greater distributions than the Acclaim Unitholders and StarPoint Unitholders currently receive on an equivalent basis.

•                                          Canetic Trust will continue to provide a vehicle to deliver cash flow from its diverse portfolio of mature assets to Canetic Unitholders in a tax effective manner.

•                                          The increased size of Canetic Trust will allow it to be more competitive in pursuing and executing a strategy of diversifying its asset base with a significantly larger market capitalization.

•                                          Securityholders retain access to the substantial portfolio of opportunities that each management team has accumulated.

•                                          The entities will be managed by experienced teams of professionals that have demonstrated their ability to deliver on exploration, exploitation, acquisition and financial management objectives.

•                                          It is anticipated that the reorganized structure of Acclaim and StarPoint will attract new investors and provide, in the aggregate, a more active and liquid market for the Canetic Units and TriStar Common Shares than currently exists for the Acclaim Units and the StarPoint Units.

Approval of Securityholders Required for the Arrangement

Acclaim Securityholders

Pursuant to the Interim Order, the number of votes required to pass the Acclaim Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Acclaim Securityholders, either in person or by proxy, voting together as a single class, at the Acclaim Meeting.  In addition, the Acclaim Arrangement Resolution must be approved by a majority of the votes cast by the Acclaim Securityholders, after excluding the votes cast in respect of Acclaim Units and Acclaim Exchangeable Shares beneficially owned, or over which control or direction is exercised, by a director and officer of AEI who will also be a director of TriStar and who will participate in the TriStar Private Placement and such other Persons whose votes may not be included in determining minority approval of a business combination pursuant to OSC Rule 61-501.  See “The Arrangement – Securities Law Matters – Canada” and “General Proxy Matters – Procedure and Votes Required”.

StarPoint Securityholders

Pursuant to the Interim Order, the number of votes required to pass the StarPoint Arrangement Resolution shall be not less than 66 2/3% of the votes cast by StarPoint Securityholders, either in person or by proxy, voting together as a single class, at the StarPoint Meeting.  In addition, the StarPoint Arrangement Resolution must be approved by a majority of the votes cast by the StarPoint Securityholders, after excluding the votes cast in respect of StarPoint Units and StarPoint Exchangeable Shares beneficially owned, or over which control or direction is exercised, by directors and officers of SEL participating in the TriStar Private Placement and such other Persons whose votes may not be included in determining minority approval of a business combination pursuant to OSC Rule 61-501.  See “The Arrangement – Securities Law Matters – Canada” and “General Proxy Matters – Procedure and Votes Required”.

Fairness Opinions

The Acclaim Board retained BMO Nesbitt Burns Inc. to address the fairness, from a financial point of view, of the consideration to be received by Acclaim Securityholders under the Arrangement.  In connection with this mandate, BMO Nesbitt Burns Inc. has prepared the Acclaim Fairness Opinion.  The Acclaim Fairness Opinion states that, in the opinion of BMO Nesbitt Burns Inc. as of November 18, 2005, the consideration to be received by Acclaim Securityholders pursuant to the Arrangement is fair, from a financial point of view, to Acclaim Securityholders.  See “The Arrangement – Acclaim Fairness Opinion” and Appendix E, the “Acclaim Fairness Opinion”.

The StarPoint Board retained Orion Securities Inc. to address the fairness, from a financial point of view, of the consideration to be received by StarPoint Securityholders under the Arrangement.  In connection with this mandate, Orion Securities Inc. has prepared the StarPoint Fairness Opinion.  The StarPoint Fairness Opinion states that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of Orion Securities Inc. as of November 18, 2005, the consideration to be received by StarPoint Securityholders pursuant to the Arrangement is fair, from a financial point of view, to StarPoint Securityholders.  The StarPoint Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.  See “The Arrangement – StarPoint Fairness Opinion” and Appendix F, the “StarPoint Fairness Opinion”.

Recommendations of the Boards of Directors

The Acclaim Board has unanimously concluded that the Arrangement is fair to Acclaim Securityholders, is in the best interest of Acclaim and the Acclaim Securityholders and recommends that Acclaim Securityholders vote in favour of the Acclaim Arrangement Resolution.

The Board of Directors and officers of AEI hold, or control, an aggregate of 824,339 Acclaim Units, 245,855 Acclaim Exchangeable Shares and 1,557,460 Acclaim Rights.  Each of the members of the Acclaim Board and each of the officers of Acclaim have entered into the Acclaim Lock-Up Agreements and have agreed to vote all of their Acclaim Securities in favour of the Acclaim Arrangement Resolution.  See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon” and “Background to and Reasons for the Arrangement – Recommendations of the Boards of Directors”.

The StarPoint Board has unanimously concluded that the Arrangement is fair to StarPoint Securityholders, is in the best interest of StarPoint and the StarPoint Securityholders and recommends that StarPoint Securityholders vote in favour of the StarPoint Arrangement Resolution.

The Board of Directors and officers of SEL hold, or control, an aggregate of 1,174,524 StarPoint Units, 615,974 StarPoint Exchangeable Shares and 437,250 StarPoint Rights.  Each of the members of the StarPoint Board and each of the officers of StarPoint have entered into the StarPoint Lock-Up Agreements and have agreed to vote all of their StarPoint Securities (including the StarPoint Units obtained upon exercise of their StarPoint Rights) in favour of the StarPoint Arrangement Resolution.  See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon” and “Background to and Reasons for the Arrangement – Recommendations of the Boards of Directors”.

Final Order

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court.  See “The Arrangement – Procedure for the Arrangement Becoming Effective”.  An application for the Final Order approving the Arrangement is expected to be made on December 19, 2005 at 1:30 p.m. at the Court House, 611 – 4th Street S.W., Calgary, Alberta.  On the application, the Court will consider the fairness of the Arrangement.

Right to Dissent

Pursuant to the Interim Order, Dissenting Acclaim Securityholders have the right to dissent with respect to the Acclaim Arrangement Resolution by providing a written objection to the Acclaim Arrangement Resolution to Acclaim c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention:  Daniel J. McDonald, Q.C. by 4:00 p.m. on the Business Day immediately preceding the date of the Acclaim Meeting and such holder also complies with Section 191 of the ABCA, as modified by the Interim Order.  Pursuant to the Interim Order, Dissenting StarPoint Securityholders have the right to dissent with respect to the StarPoint Arrangement Resolution by providing a written objection to the StarPoint Arrangement Resolution to StarPoint c/o Heenan Blaikie LLP, 12th Floor, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, Attention:  Thomas Cotter, by 4:00 p.m. on the Business Day immediately preceding the date of the StarPoint Meeting and such holder also complies with Section 191 of the ABCA, as modified by the Interim Order.  Provided the Arrangement becomes effective, each Dissenting Securityholder will be entitled to be paid the fair value of the Securities in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order.  See Appendices C and K for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the Registered Holder is entitled to dissent.  Accordingly, a beneficial owner of Securities desiring to exercise the right to dissent must make arrangements for such Securities beneficially owned to be registered in such holder’s name prior to the time the written objection to the applicable resolution approving the Arrangement is required to be received by Acclaim or StarPoint, as the case may be, or alternatively, make arrangements for the Registered Holder of such securities to dissent on such holder’s behalf.  Pursuant to the Interim Order, a Securityholder may not exercise the right to dissent in respect of only a portion of such holder’s Securities.  See “The Arrangement – Right to Dissent”.

It is a condition to the Arrangement that Acclaim Securityholders holding not more than 5% of the Acclaim Securities shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date.  It is a condition to the Arrangement that StarPoint Securityholders holding not more than 5% of the StarPoint Securities shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date. See “The Arrangement – Conditions Precedent to the Arrangement”.

Stock Exchange Listing Approvals

It is a condition to completion of the Arrangement that the TSX shall have conditionally approved the listing of the Canetic Units to be issued pursuant to the Arrangement.  The TSX has conditionally approved the listing of the Canetic Units to be issued pursuant to the Arrangement and the listing of the Acclaim Debentures and the StarPoint Debentures, subject to Canetic Trust fulfilling the requirements of such exchange.  Listing of the TriStar Common Shares and the TriStar Arrangement Warrants on the TSX will be subject to TriStar meeting the original listing requirements of the TSX.  Conditional listing approval has not yet been obtained and there can be no assurance that the TriStar Common Shares and/or the TriStar Arrangement Warrants will be listed on the TSX or any other stock exchange.  If the listing of the TriStar Common Shares and the TriStar Arrangement Warrants on the TSX is not approved, TriStar may consider listing on another exchange.  Receipt of conditional approval for the listing of the TriStar Common Shares and the TriStar Arrangement Warrants on the TSX or the TSX Venture Exchange is a mutual condition to completion of the Arrangement.  In the event that such listing approval cannot be obtained, Acclaim and StarPoint could waive the condition and proceed with the Arrangement, in which event Securityholders may receive securities in an unlisted company, or determine not to proceed with the Arrangement.

Acclaim and StarPoint have also agreed to use their reasonable commercial efforts to effect the listing of the Canetic Units (including the Canetic Units issuable pursuant to the Canetic Incentive Plan, the Canetic DRIP and the Canetic EUOP) on the NYSE no later than 60 days following the Effective Date.   Application to make such listing has not yet been made, and there can be no assurance that the Canetic Units will be listed on the NYSE or any other United States stock exchange within such time period or at all.  In the event that such listing approval cannot be obtained within such time period or at all, Acclaim and StarPoint could waive the condition.

There can be no assurance that the TriStar Common Shares and/or the TriStar Arrangement Warrants will be listed on a stock exchange or that the Canetic Units will be listed on the NYSE.   See “The Arrangement – Stock Exchange Listings”.

Other Regulatory Approvals

In addition to the approval of Securityholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained.  See “The Arrangement – Other Regulatory Approvals”.

Canadian Federal Income Tax Considerations

A Unitholder resident in Canada for the purposes of the Tax Act may have some tax consequences as a result of certain steps of the Arrangement.  A Unitholder will be required to include in income such proportionate share of the distribution of ACT Special Preferred Units, the distribution of SCT Special Preferred Units and the distribution of TriStar Common Shares which represents a distribution of Acclaim’s and/or StarPoint’s income, respectively, to the Unitholder in the taxation year in which such distributions are paid.

Securityholders will have the option to elect to have the provisions of Section 85 of the Tax Act apply to them in respect of the exchange of their Securities for MFCorp Special Shares and defer all or a portion of the capital gain that would otherwise be realized..  A Securityholder who holds Securities as capital property and who does not file such an election will realize a capital gain (or loss) equal to the amount by which the fair market value of the MFCorp Special shares is greater (or less) than the adjusted cost base of the Securities so exchanged.  In order to make such an election, a Securityholder must provide two signed copies of a completed election form to MFCorp no later than 90 days after the effective time.  Securityholders are strongly urged to make the election pursuant to Section 85 as such election should permit Securityholders to defer a significant portion of the capital gain realized on their securities.

Securityholders will not be subject to any tax on the grant of the TriStar Arrangement Warrants.  The subsequent exercise of such Warrants will generally result in a Securityholder recognizing no gain or loss and receiving TriStar Common Shares with an adjusted cost base equal to the Warrantholder’s adjusted cost base of the TriStar Arrangement Warrant (which is nil) and the exercise price paid for the TriStar Common Share so acquired.

The consolidation of Acclaim Units, the consolidation of StarPoint Units and the distribution of Canetic Units should generally not result in any tax for Securityholders, pursuant to the Tax Act, nor should they result in a capital gain or loss to a Securityholder.

This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Residents and Non-Residents of Canada and which relate to the Arrangement and the above comments are qualified in their entirety by reference to such summary. See “Canadian Federal Income Tax Considerations”.

United States Federal Income Tax Considerations

The U.S. federal income tax consequences of the Arrangement described in this Information Circular are not certain.  Although there is significant uncertainty, it is more likely than not that U.S. Holders (as defined below) of Acclaim Units and StarPoint Units will not recognize gain or loss for U.S. federal income tax purposes (except as discussed below) on the exchange of Acclaim Units or StarPoint Units, respectively, for Canetic Units pursuant to the Acclaim Exchange (as defined below) or the StarPoint Exchange (as defined below), respectively.  However, there is no direct legal authority that addresses the proper treatment of the Acclaim Exchange or the StarPoint Exchange for U.S. federal income tax purposes.  Accordingly, this conclusion is subject to significant uncertainty, and there can be no assurance that the Internal Revenue Service will not challenge the qualification of the Acclaim Exchange and the StarPoint Exchange as tax-deferred reorganizations for U.S. federal income tax purposes or that, if challenged, a U.S. court would not agree with the Internal Revenue Service.

Assuming the Acclaim Exchange and the StarPoint Exchange qualify as tax-deferred reorganizations, for U.S. federal income tax purposes, upon the receipt of the TriStar Distribution (as defined below), a U.S. Holder of Acclaim Units or Star Point Units generally should be treated as (i) receiving potentially taxable “boot” under section 356 of the Internal Revenue Code, (ii) receiving a taxable distribution for U.S. federal income tax purposes, or (iii) recognizing a combination of “boot” and a taxable distribution for U.S. federal income tax purposes.

The ACT Distribution (as defined below) and the SCT Distribution (as defined below) may be ignored for U.S. federal income tax purposes or, alternatively, may be treated as a taxable distribution to U.S. Holders of Acclaim Units and StarPoint Units for U.S. federal income tax purposes.

The foregoing summary is qualified in its entirety by the more detailed discussion of U.S. federal income tax consequences of the Arrangement set forth under the heading “U.S. Federal Income Tax Considerations”.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and United Stated federal income tax considerations.  Securityholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants after the Arrangement.  Securityholders should also consult their own tax advisors regarding provincial or territorial tax considerations of the Arrangement or of holding Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants.

Selected Pro Forma Financial and Operational Information for Canetic Trust

The following is a summary of selected pro forma financial and operational information for the oil and natural gas assets owned, directly or indirectly, on a consolidated basis by Canetic Trust following the completion of the Arrangement, for the periods indicated.  See Appendix H, “Information Concerning Canetic Resources Trust”.

	Pro Forma Nine Months Ended September 30, 2005	Pro Forma Year Ended December 31, 2004
	(unaudited)	(unaudited)
	($000s)	($000s)

Petroleum and natural gas sales – net	855,751	1,023,818

Operating and transportation	186,428	250,183
General and administrative	42,776	42,069
Plan of arrangement costs	12,116	—
Interest on bank debt	20,138	31,317
Interest on convertible debentures	12,507	14,943
Unit-based compensation	—	43,290
Depletion, depreciation and amortization	393,017	590,331
Accretion of assets retirement obligation	6,974	6,328
Realized loss on financial derivatives	60,423	56,615
Unrealized loss on financial derivatives	90,119	10,860
	824,498	1,045,936

Current and capital taxes	13,893	6,743
Future income taxes (recovery)	(76,818)	(75,733)
	(62,925)	(68,990)
Net earnings (loss) before non-controlling interest	94,178	46,872
Non-controlling interest – exchangeable shares	—	—
Net earnings (loss) for the period	94,178	46,872

	Nine Months Ended September 30, 2005	Year Ended December 31, 2004

Average Daily Production
Crude oil (Bbls/d)	28,688	19,213
Natural gas (Mcf/d)	138,376	109,880
NGL (Bbls/d)	5,908	3,994
Combined (Boe/d)	57,660	41,520

	Gross	Net
Net Proved Reserves as at September 30, 2005 (1)
Light/medium crude oil (Mbbls)	72,972	65,543
Heavy oil (Mbbls)	20,577	18,865
Natural gas (MMcf)	313,627	248,137
NGL (Bbls)	9,620	7,004
Combined (MBoe)	155,440	132,768

Total Proved Plus Probable Reserves as at September 30, 2005 (1)
Light/medium crude oil & NGL (Mbbls)	105,441	94,433
Heavy oil (Mbbls)	27,113	24,828
Natural gas (MMcf)	435,777	345,156
NGL (Bbls)	13,160	9,684
Combined (MBoe)	218,344	186,471

Net Undeveloped Land Holdings (acres) (as at September 30, 2005)		870,602

Note:

(1)                                  Reserve information taken from the Canetic Trust Engineering Report is as at September 30, 2005 based on forecast prices and costs.

Selected Pro Forma Financial and Operational Information for TriStar

The following is a summary of selected pro forma financial and operational information for the oil and natural gas assets owned, directly or indirectly, by TriStar following the completion of the Arrangement for the periods indicated.  See Appendix G, “Information Concerning TriStar Oil & Gas Ltd.”.

	Pro Forma Nine Months Ended September 30, 2005	Pro Forma Year Ended December 31, 2004
	($000s)	($000s)

Petroleum and natural gas sales	21,737	23,616
Royalties, net of Alberta royalty tax credit	(4,138)	(4,214)
	17,599	19,402
Production expenses	3,096	4,235
Transportation expenses	110	120
General and administrative expenses	1,080	1,440
Stock-based compensation	547	1,202
Depletion, depreciation and accretion	7,892	11,619
	12,725	18,616
Capital Taxes	346	385
Current income taxes	3,242	2,403
Future income tax	(1,314)	(1,749)
Net earnings	2,600	(253)

	Pro Forma Nine Months Ended September 30, 2005	Pro Forma Year Ended December 31, 2004

Average Daily Production
Light/medium crude oil (Bbls/d)	1,074	1,143
Natural gas (Mcf/d)	1,655	1,555
NGL (Bbls/d)	18	28
Combined (Boe/d)	1,368	1,430

	Gross	Net
Total Proved Reserves as at September 30, 2005 (1)
Light/medium crude oil (Mbbls)	1,955	1,598
Natural gas (MMcf)	2,242	1,960
NGL (Bbls)	87	70
Combined (MBoe)	2,416	1,995

Total Proved Plus Probable Reserves as at September 30, 2005 (1)
Light/medium crude oil & NGL (Mbbls)	2,812	2,287
Natural gas (MMcf)	3,106	2,721
NGL (Bbls)	117	93
Combined (MBoe)	3,447	2,834

Net Undeveloped Land Holdings (acres) (as at September 30, 2005)		76,580

Note:

(1)                                  Reserve information taken from the TriStar Engineering Report is as at September 30, 2005 based on forecast prices and costs.

Risk Factors

An investment in Canetic Trust and TriStar should be considered highly speculative due to the nature of their activities and the present stage of their development. The following is a list of certain risk factors relating to the activities of Canetic Trust, Canetic and TriStar and the ownership of Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants which prospective investors should carefully consider before making an investment decision relating to Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants:

•                  the nature of an investment in the Canetic Units;

•                  the lack of assurance that income tax laws will not be changed in a manner that affects Canetic or Canetic Unitholders adversely;

•                  the lack of assurances that taxation authorities will not seek to challenge the deductibility, for income tax purposes, of all or a portion of the interest payable on the Canetic Notes or to challenge the tax attributes of Canetic;

•                  the lack of assurance that government incentive programs relating to the oil and gas industry will not be changed in a manner that affects Canetic Unitholders and holders of TriStar Common Shares and TriStar Arrangement Warrants adversely;

•                  the possibility that Canetic Trust could fail to qualify as a mutual fund trust;

•                  actual production and ultimate reserves could be greater or less than the production forecasts and recoverable reserve estimates contained in the Canetic Trust Engineering Report or the TriStar Engineering Report;

•                  future reserves and production depend on success in exploiting the current reserves bases and acquiring or discovering additional reserves;

•                  availability of debt or equity financing to fund future acquisitions, exploration and development plans for either Canetic Trust or TriStar;

•                  volatility of oil and natural gas prices;

•                  operational hazards and other uncertainties;

•                  exploration, development and production risks;

•                  access to services, materials and equipment;

•                  environmental risks;

•                  assumption of liabilities of Acclaim and StarPoint;

•                  industry competition;

•                  ability to attract and retain key personnel;

•                  the risk that Court approval of the Arrangement will not be obtained; and

•                  the possibility that any of the securities issued pursuant to the Arrangement will fail to be listed on the relevant stock exchange.

The risk factors above is a list of risk factors contained elsewhere in this Information Circular, and in Appendix G, “Information Concerning TriStar Oil & Gas Ltd. – Risk Factors” and Appendix H, “Information Concerning Canetic Resources Trust – Risk Factors”.  See also the risk factors in the annual information forms of Acclaim and StarPoint for the year ended December 31, 2004 which sections are hereby incorporated, mutatis mutandis.  Securityholders should carefully consider all such risk factors.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to and Reasons for the Arrangement

Management of StarPoint and Acclaim regularly review the options available to them to optimize their capital structures and maximize Securityholder value.

Management of StarPoint and Acclaim, together with BMO Nesbitt Burns Inc., initially discussed the possibility of a business combination in June, 2005 and began the process of evaluating a transaction to merge into a single income trust and create a junior exploration company in August, 2005.  On September 13, 2005, the Acclaim Board formally engaged BMO Nesbitt Burns Inc. to provide financial advice on the proposed merger and other alternatives and on September 18, 2005, the StarPoint Board formally engaged Orion Securities Inc. to provide financial advice on the proposed merger and other alternatives.

The financial advisors of both Acclaim and StarPoint advised on the development of strategies and procedures necessary for the successful integration of the two trusts.

On September 18, 2005, the Acclaim Board of Directors and the StarPoint Board of Directors approved the Arrangement and on September 19, 2005 the parties entered into the Pre-Arrangement Agreement and the Lock-Up Securityholders entered into the Lock-Up Agreements.  On November 16, 2005 and November 17, 2005, respectively, the Acclaim Board and the StarPoint Board approved the Arrangement Agreement and on November 17, 2005 the parties entered into the Arrangement Agreement.

StarPoint and Acclaim believe that a merger will better align risks and returns from each asset class in a way that is both sustainable and tax effective.  The structure affords all Securityholders greater liquidity and flexibility to participate in one of the largest oil and natural gas income trusts in Canada and a junior oil and natural gas growth company and the combined future potential of each of these entities.

StarPoint and Acclaim entered into the Arrangement Agreement for the following reasons:

•                                          The reorganization is designed to enhance Securityholder value by combining certain of the low risk, long term life assets of Acclaim and StarPoint to create a platform for stable cash flow from Canetic Trust, and at the same time to create a new exploration-oriented entity.  Securityholders of both Acclaim and StarPoint will have the opportunity to participate in the future growth of both entities created as a result of this transaction.

•                                          Canetic Unitholders are expected to receive greater distributions than the Acclaim Unitholders and StarPoint Unitholders currently do on an equivalent basis.

•                                          Canetic Trust will continue to provide a vehicle to deliver cash flow from its diverse portfolio of mature assets to Canetic Unitholders in a tax effective manner.

•                                          The increased size of Canetic Trust will allow it to be more competitive in pursuing and executing a strategy of diversifying its asset base with a significantly larger market capitalization.

•                                          Securityholders retain access to the substantial portfolio of opportunities that each management team has accumulated.

•                                          The entities will be managed by experienced teams of professionals that have demonstrated their ability to deliver on exploration, exploitation, acquisition and financial management objectives.

•                                          It is anticipated that the reorganized structure of Acclaim and StarPoint will attract new investors and provide, in the aggregate, a more active and liquid market for the Canetic Units and TriStar Common Shares than currently exists for the Acclaim Units and the StarPoint Units.

Recommendations of the Boards of Directors

The Acclaim Board has unanimously concluded that the Arrangement is fair to Acclaim Securityholders, is in the best interest of Acclaim and the Acclaim Securityholders and recommends that the Acclaim Securityholders vote in favour of the Acclaim Arrangement Resolution.

The Board of Directors and officers of AEI hold, or control, an aggregate of 824,339 Acclaim Units, 245,855 Acclaim Exchangeable Shares and 1,557,460 Acclaim Rights.  Each of the members of the Acclaim Board and each of the officers of Acclaim have entered into the Acclaim Lock-Up Agreements and have agreed to vote all of their Acclaim Securities in favour of the Acclaim Arrangement Resolution.  See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon”.

The StarPoint Board has unanimously concluded that the Arrangement is fair to StarPoint Securityholders, is in the best interest of StarPoint and the StarPoint Securityholders and recommends that the StarPoint Securityholders vote in favour of the StarPoint Arrangement Resolution.

The Board of Directors and officers of SEL hold, or control, an aggregate of 1,174,524 StarPoint Units, 615,974 StarPoint Exchangeable Shares and 437,250 StarPoint Rights.  Each of the members of the StarPoint Board and each of the officers of StarPoint have entered into the StarPoint Lock-Up Agreements and have agreed to vote all of their StarPoint Securities (including the StarPoint Units obtained upon exercise of their StarPoint Rights) in favour of the StarPoint Arrangement Resolution.  See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon”.

THE ARRANGEMENT

Effect of the Arrangement

General

The Arrangement will result in Securityholders (excluding Dissenting Securityholders) ultimately receiving Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants.

On November 18, 2005 there were 109.3 million Acclaim Units outstanding and 0.4 million Acclaim Units were issuable upon exercise of 0.3 million outstanding Acclaim Exchangeable Shares.  In addition, 2.2 million Acclaim Rights were outstanding. On November 18, 2005 there were 102.4 million StarPoint Units outstanding and 1.8 million StarPoint Units were issuable upon exercise of 1.6 million outstanding StarPoint Exchangeable Shares.  In addition, 1.3 million StarPoint Rights were outstanding.  After giving effect to the Arrangement, the current Securityholders of Acclaim and StarPoint effectively will have exchanged their Acclaim Securities and StarPoint Securities, as applicable, for Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants.  As a result of a Securityholder’s Acclaim Securities and StarPoint Securities, as applicable, being exchanged for Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants pursuant to the Arrangement, the nature of a Securityholder’s investment will change.  See Appendix G, “Information Concerning TriStar Oil & Gas Ltd.” and Appendix H, “Information Concerning Canetic Resources Trust”.  For details regarding the TriStar Common Shares and TriStar Arrangement Warrants, see Appendix G, “Information Concerning TriStar Oil & Gas Ltd.”.  For details regarding the Canetic Units, see Appendix H, “Information Concerning Canetic Resources Trust”.

Effect of the Arrangement on Holders of Units

Pursuant to the Arrangement, Acclaim Unitholders will receive for each Acclaim Unit, 0.8333 of a Canetic Unit and StarPoint Unitholders will receive for each StarPoint Unit, 1.0000 of a Canetic Unit.  Holders of Acclaim Units and StarPoint Units will also receive, as a separate distribution, TriStar Common Shares on the basis of 0.0833 of a TriStar Common Share for each Acclaim Unit and 0.1000 of a TriStar Common Share for each StarPoint Unit.  In addition, under the Arrangement, each holder of Acclaim Units will receive 0.0175 of a TriStar Arrangement Warrant for each Acclaim Unit held and each holder of StarPoint Units will receive 0.0210 of a TriStar Arrangement Warrant for each StarPoint Unit held.  Each full TriStar Arrangement Warrant will be exercisable for a period of 30 days following completion of the Arrangement into one TriStar Common Share at an exercise price of $2.75 per share.  See “The Arrangement – Details of the Arrangement – Arrangement Steps”, “The Arrangement – Canadian Federal Income Tax Considerations” and “The Arrangement – United States Federal Income Tax Considerations”.

Effect of the Arrangement on Holders of Exchangeable Shares

Acclaim Exchangeable Shareholders and StarPoint Exchangeable Shareholders will participate in the Arrangement and receive Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants on the same basis as the holders of Acclaim Units and StarPoint Units, respectively, based on the number of Acclaim Units or StarPoint Units into which such shares are exchangeable. See “The Arrangement – Details of the Arrangement – Arrangement Steps”, “The Arrangement – Canadian Federal Income Tax Considerations”.

Effect of the Arrangement on Holders of Incentive Rights

All outstanding Acclaim Rights granted under the Acclaim Unit Award Incentive Plan will vest pursuant to the Arrangement and, as a result, holders of Acclaim Rights will participate in the Arrangement and will receive the same consideration as Acclaim Unitholders based upon the number of Acclaim Units issued pursuant to such Acclaim Rights.  All outstanding StarPoint Rights granted under StarPoint’s Incentive Plan will vest pursuant to the Arrangement.  StarPoint Rights may be redeemed by StarPoint in accordance with their terms for either a cash payment or StarPoint Units.  To the extent that holders of StarPoint Rights receive StarPoint Units upon such redemption, they will participate in the Arrangement and will receive the same consideration as StarPoint Unitholders based upon the number of StarPoint Units issued.  See “The Arrangement – Details of the Arrangement – Arrangement Steps”, “The Arrangement – Canadian Federal Income Tax Considerations”.

Effect of the Arrangement on Holders of Debentures

As at November 18, 2005, there was $19.0 million in aggregate principal amount of Acclaim 8% Debentures and $2.8 million in aggregate principal amount of Acclaim 11% Debentures outstanding. The Acclaim 8% Debentures are convertible into Acclaim Units at the option of the holder at any time prior to the close of business on the earlier of maturity of the Acclaim 8% Debentures and the Business Day preceding the date specified by Acclaim for the redemption of the Acclaim 8% Debentures at a conversion price of $13.50 per Acclaim Unit.  The Acclaim 11% Debentures are convertible into Acclaim Units at the option of the holder at any time prior to the close of business on the earlier of maturity of the Acclaim 11% Debentures and the Business Day preceding the date specified by Acclaim for the redemption of the Acclaim 11% Debentures at a conversion price of $9.75 per Acclaim Unit.

Holders of Acclaim Debentures who convert their Acclaim Debentures prior to the Effective Date will receive the same consideration as Acclaim Unitholders based upon the number of Acclaim Units issued upon such conversion.  Holders of Acclaim Debentures who do not convert their Acclaim Debentures to Acclaim Units prior to the Effective Date of the Arrangement and subsequently wish to convert their Acclaim Debentures will be entitled to receive Canetic Units instead of Acclaim Units, on the basis of 0.8333 of a Canetic Unit in lieu of each Acclaim Unit which it was previously entitled to receive on conversion, provided the Arrangement is completed.

As at November 18, 2005, there was $53.6 million in aggregate principal amount of StarPoint 6.5% Debentures and $13.5 million in aggregate principal amount of StarPoint 9.4% Debentures outstanding. The StarPoint 6.5% Debentures are convertible into StarPoint Units at the option of the holder at any time prior to the close of business on the earlier of maturity of the StarPoint 6.5% Debentures and the Business Day preceding the date specified by StarPoint for the redemption of the StarPoint 6.5% Debentures at a conversion price of $19.75 per StarPoint Unit.  The StarPoint 9.4% Debentures are convertible into StarPoint Units at the option of the holder at any time prior to the close of business on the earlier of maturity of the StarPoint 9.4% Debentures and the Business Day preceding the date specified by StarPoint for the redemption of the StarPoint 9.4% Debentures at a conversion price of $16.68 per StarPoint Unit.

Holders of StarPoint Debentures who convert their StarPoint Debentures prior to the Effective Date will receive the same consideration as StarPoint Unitholders based upon the number of StarPoint Units issued upon such conversion.  Holders of StarPoint Debentures who do not convert their StarPoint Debentures to StarPoint Units prior to the

Effective Date of the Arrangement and subsequently wish to convert their StarPoint Debentures will be entitled to receive Canetic Units instead of StarPoint Units, on the basis of 1.0000 Canetic Unit in lieu of each StarPoint Unit which it was previously entitled to receive on conversion, provided the Arrangement is completed.

The conversion price on conversion of the Acclaim Debentures and the StarPoint Debentures after the Effective Date of the Arrangement will be adjusted so that it will equal the conversion price determined by the following formulas:

Acclaim Debentures:

$Current Conversion Price	x

(the total number of Acclaim Units outstanding on the Effective Date x the Current Market Price per Acclaim Unit) - fair market value of TriStar Common Shares and TriStar Arrangement Warrants distributed

Acclaim Units outstanding on the Effective Date of the Arrangement x Current Market Price per Acclaim Unit

The conversion price arrived at above will then be further adjusted to give effect to the exchange ratio under the Arrangement by dividing that conversion price by 0.8333.

StarPoint Debentures:

$Current Conversion Price	x

(the total number of StarPoint Units outstanding on the Effective Date x the Current Market Price per StarPoint Unit) - fair market value of TriStar Common Shares and TriStar Arrangement Warrants distributed

StarPoint Units outstanding on the Effective Date of the Arrangement x Current Market Price per StarPoint Unit

For this purpose, the “Current Market Price” means the weighted average price per Acclaim Unit or StarPoint Unit, as the case may be, for 20 consecutive trading days ending on the fifth trading day preceding the Effective Date of the Arrangement on the TSX, all as determined in accordance with the applicable indentures governing the Convertible Debentures.  In accordance with the terms of the Convertible Debentures “fair market value” is the value determined by the AEI Board, on behalf of AEI in the case of the Acclaim Debentures and the SEL Board, on behalf of SEL, in the case of the StarPoint Debentures, each with the approval of the trustee under the applicable Debenture indenture.

See “The Arrangement – Details of the Arrangement – Arrangement Steps” and “The Arrangement – Canadian Federal Income Tax Considerations”.

Effect of the Arrangement on Odd Lot Holders

An Acclaim Securityholder will be considered to be an Acclaim Odd Lot Holder if the holder is an Acclaim Unitholder who holds less than 993 Acclaim Units or an Acclaim Exchangeable Shareholder who would hold less than 993 Acclaim Units if the Acclaim Exchangeable Shares held by such holder were exchanged for Acclaim Units.  A StarPoint Securityholder will be considered to be a StarPoint Odd Lot Holder if the holder is a StarPoint Unitholder who holds less than 827 StarPoint Units or a StarPoint Exchangeable Shareholder who would hold less than 827 StarPoint Units if the StarPoint Exchangeable Shares held by such holder were exchanged for StarPoint Units.

Subject to the election described below, Acclaim Odd Lot Holders and StarPoint Odd Lot Holders will not receive TriStar Common Shares or TriStar Arrangement Warrants under the Arrangement.  Instead, the TriStar Common Shares or TriStar Arrangement Warrants otherwise required to be delivered to each such holder will be sold on the TSX, or such other exchange on which the TriStar Common Shares and TriStar Arrangement Warrants are listed, by the Designated Broker within five Business Days following the date that the certificate for the Acclaim Securities or StarPoint Securities, as applicable, held by such holder is surrendered to the Depositary with the Letter of Transmittal and the Sale Proceeds will be forwarded to such holder.  The commissions for such sale will be paid by TriStar.  As a result, Acclaim Odd Lot Holders and StarPoint Odd Lot Holders will receive a cash payment instead of TriStar Common Shares and TriStar Arrangement Warrants.

Notwithstanding the above, registered Acclaim Securityholders and StarPoint Securityholders who are Acclaim Odd Lot Holders and StarPoint Odd Lot Holders may elect to receive TriStar Common Shares or TriStar Arrangement Warrants under the Arrangement by completing the election provided for in the Letter of Transmittal and submitting the Letter of Transmittal, along with the Acclaim Securities or StarPoint Securities, as applicable, to the Depositary by no later than 4:30 p.m. (Calgary time) on December 31, 2005.  Only registered Acclaim Securityholders and StarPoint Securityholders may make such an election.  Persons who are beneficial owners of Acclaim Securities or StarPoint Securities registered in the name of a broker, custodian, nominee or other intermediary and who wish to make this election must make arrangements for such securities beneficially owned to be registered in such holder’s name and then submit the Letter of Transmittal, along with the Acclaim Securities or StarPoint Securities, as applicable, to the Depositary by no later than 4:30 p.m. (Calgary time) on December 31, 2005.

The TriStar Common Shares or TriStar Arrangement Warrants issuable to an Acclaim Odd Lot Holder or StarPoint Odd Lot Holder will only be sold after the holder has deposited the certificate for the Acclaim Securities or StarPoint Securities, as applicable, along with a properly completed Letter of Transmittal, with the Depositary.  The TriStar Arrangement Warrants expire at 4:30 p.m. (Calgary time) on the date that is 30 days following the Effective Date.  An Acclaim Odd Lot Holder or StarPoint Odd Lot Holder will not receive any Sale Proceeds for the TriStar Arrangement Warrants if they fail to deposit the certificate for the Acclaim Securities or StarPoint Securities with the Depositary in sufficient time prior to the expiry of the TriStar Arrangement Warrants to permit them to be sold by the designated broker.

Pursuant to the Arrangement, 3/20ths of the TriStar Common Shares otherwise required to be delivered to Non-Residents will be pooled and sold by the Designated Broker and the proceeds thereof will be remitted by Acclaim or StarPoint, as the case may be, to the Canada Revenue Agency on behalf of each Non-Resident.

See “The Arrangement – Details of the Arrangement – Arrangement Steps” and “The Arrangement – Procedure for Exchange of Acclaim Securities and StarPoint Securities”.

Effect of the Arrangement on Distributions

Distributions paid to Acclaim Unitholders and StarPoint Unitholders for the month of December, 2005 will not be affected by the proposed Arrangement and will be paid in the usual manner.  Therefore, Acclaim Unitholders and StarPoint Unitholders of record on December 31, 2005 will receive their regular monthly cash distribution on January 15, 2006.  If the Effective Date occurs on January 5, 2006, as currently scheduled, the first distribution of Canetic Trust that former Acclaim Securityholders and former StarPoint Securityholders will receive is the distribution paid to Canetic Unitholders of record on January 31, 2006 which will be paid on February 15, 2006.  Acclaim and StarPoint currently intend that Canetic Trust will initially distribute $0.23 per Canetic Unit per month, beginning with the first distribution payable following closing of the Arrangement.  It is anticipated that this distribution policy will result in a 2006 payout ratio of approximately 60% based on a commodity price forecast of US$55 WTI for oil and C$8.25 AECO for natural gas.  Based on current commodity prices, the target payout ratio on a go forward basis of Canetic Trust is anticipated to be approximately 60% to 65%.  Future distributions and the actual payout ratio will be subject to the discretion of the Canetic Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment.  See Appendix H, “Information Concerning Canetic Resources Trust – Risk Factors.”

Details of the Arrangement

The Arrangement will result in the creation of Canetic Trust, a new oil and natural gas energy trust and the creation of TriStar, a new junior oil and natural gas exploration and development company which will own certain of Acclaim’s and StarPoint’s oil and natural gas assets and undeveloped lands.  Acclaim and StarPoint expect that the assets of Canetic Trust will be predominantly mature, lower-risk assets and the assets of TriStar will be predominantly higher growth assets with significant exploration and development upside.  For further information regarding TriStar and Canetic Trust, please refer to Appendix G, “Information Concerning TriStar Oil & Gas Ltd.” and Appendix H, “Information Concerning Canetic Resources Trust”.

Pre-Arrangement Steps – TriStar Private Placement

Prior to the Arrangement becoming effective, TriStar FinCo will complete the TriStar Private Placement pursuant to which TriStar FinCo will issue up to 2,727,273 TriStar FinCo Common Shares at an issue price of $2.75 per share and up to 2,309,657 TriStar FinCo Performance Shares to TriStar Service Providers. Each TriStar FinCo Performance Share will be sold for a price of $0.01 per share and will ultimately be convertible into the percentage of a TriStar Common Share equal to the closing trading price of the TriStar Common Share on the TSX or such other stock exchange on which the TriStar Common Share are listed on the trading day prior to such conversion (the “TriStar Common Share Closing Price”) less $2.75 if positive, divided by the TriStar Common Share Closing Price.  Pursuant to the Arrangement, the TriStar FinCo Common Shares and TriStar FinCo Performance Shares will be exchanged on a one-for-one basis for TriStar Common Shares and TriStar Performance Shares.  See “Other Matters to be Considered at the Meetings – Approval of the TriStar Private Placement” and Appendix G,  “Information Concerning TriStar Oil & Gas Ltd. – Capitalization”.

Arrangement Steps

Pursuant to the Arrangement, each of the following are deemed to occur in the following order without any further act or formality:

Amendments to the Trust Indentures and Other Constating Documents

(a)           the Acclaim Trust Indenture and other constating documents of the Acclaim Arrangement Parties shall be amended to the extent necessary to facilitate the Arrangement;

(b)           the StarPoint Trust Indenture and other constating documents of the StarPoint Arrangement Parties shall be amended to the extent necessary to facilitate the Arrangement;

Dissenting Securityholders

(c)           the Acclaim Units held by Dissenting Securityholders shall be deemed to have been transferred to Acclaim (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Acclaim Unitholders other than the right to be paid the fair value of their Acclaim Units accordance with Article 4 of the Plan;

(d)           the Acclaim Exchangeable Shares held by Dissenting Securityholders shall be deemed to have been transferred to AEI (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Acclaim Exchangeable Shareholders other than the right to be paid the fair value of their Acclaim Exchangeable Shares accordance with Article 4 of the Plan;

(e)           the StarPoint Units held by Dissenting Securityholders shall be deemed to have been transferred to StarPoint (free of any claims) and such Dissenting Securityholders shall cease to have any rights as StarPoint Unitholders other than the right to be paid the fair value of their StarPoint Units accordance with Article 4 of the Plan;

(f)            the StarPoint Exchangeable Shares held by Dissenting Securityholders shall be deemed to have been transferred to SEL (free of any claims) and such Dissenting Securityholders shall cease to have any rights as StarPoint Exchangeable Shareholders other than the right to be paid the fair value of their StarPoint Exchangeable Shares accordance with Article 4 of the Plan;

Acclaim Commercial Trust Transactions

(g)           Acclaim LP shall be liquidated in accordance with the terms of the Acclaim LP Agreement and pursuant to such liquidation all of the assets and liabilities of Acclaim LP, including the shares of Acclaim Processing, shall be transferred to ACT and 1107882;

(h)           Acclaim shall subscribe for that number of ACT Special Preferred Units necessary for Acclaim to satisfy its obligations under paragraph (k) for aggregate subscription proceeds of $1 million;

(i)            the ACT Resource Property Conveyance shall become effective and the ACT Resource Properties shall be transferred to the ACT Subsidiary and the ACT Subsidiary shall issue ACT Subsidiary Shares and the ACT NPI to ACT in satisfaction of the purchase price for the ACT Resource Properties;

(j)            the ACT Other Assets Conveyance shall become effective and the ACT Other Assets shall be transferred to the ACT Subsidiary and the ACT Subsidiary shall issue ACT Subsidiary Shares and the ACT Note to ACT and assume the ACT Assumed Liabilities in satisfaction of the purchase price for the ACT Other Assets;

(k)           Acclaim shall distribute all of the ACT Special Preferred Units to Acclaim Unitholders on the basis of one (1) ACT Special Preferred Unit for each one (1) Acclaim Unit held;

(l)            ACT shall sell, transfer, convey, assign and deliver to Acclaim and Acclaim shall purchase and accept from ACT, all of the ACT Assets and Acclaim shall issue to ACT, Acclaim Units with a fair market value equal to the fair market value of the ACT Assets;

(m)          Acclaim shall subscribe for one (1) ACT Common Unit for $10.00;

(n)           ACT shall redeem all of the issued and outstanding ACT Special Preferred Units, ACT Preferred Units and ACT Common Units (other than the one (1) ACT Common Unit subscribed for by Acclaim pursuant to paragraph (m)) in exchange for Acclaim Units and ACT shall distribute the Acclaim Units to the ACT Unitholders on a pro rata basis based on the fair market value of the ACT Special Preferred Units, ACT Preferred Units and ACT Common Units surrendered;

(o)           (i) all of the Acclaim Units received by AEI pursuant to paragraph (n) shall be cancelled in consideration for the reduction of outstanding debt owing from AEI to Acclaim; and (ii) all of the Acclaim Units received by Acclaim pursuant to paragraph (n) shall be cancelled;

(p)           immediately after the pro rata distribution of Acclaim Units to all ACT Unitholders pursuant to paragraph (n), the number of outstanding Acclaim Units will be consolidated such that each Acclaim Unitholder will hold after the consolidation the same number of Acclaim Units as the Acclaim Unitholder held before the distribution of additional Acclaim Units.  In such case, each Acclaim Unit certificate representing a number of Acclaim Units prior to the distribution of additional Acclaim Units is deemed to represent the same number of Acclaim Units after the distribution of additional Acclaim Units and the consolidation;

StarPoint Commercial Trust Transactions

(q)           StarPoint shall subscribe for that number of SCT Preferred Units of SCT necessary for StarPoint to satisfy its obligations under paragraph (t) for aggregate subscription proceeds of $1 million;

(r)            the SCT Resource Property Conveyance shall become effective and the SCT Resource Properties shall be transferred to the SCT Subsidiary and the SCT Subsidiary shall issue SCT Subsidiary Shares to SCT and the SCT NPI in satisfaction of the purchase price for the SCT Resource Properties;

(s)           the SCT Other Assets Conveyance shall become effective and the SCT Other Assets shall be transferred to the SCT Subsidiary and the SCT Subsidiary shall issue SCT Subsidiary Shares and the SCT Note to SCT and assume the SCT Assumed Liabilities in satisfaction of the purchase price for the SCT Other Assets;

(t)            StarPoint shall distribute all of the SCT Preferred Units to StarPoint Unitholders on the basis of one (1) SCT Preferred Unit for each one (1) StarPoint Unit held;

(u)           SCT shall sell, transfer, convey, assign and deliver to StarPoint and StarPoint shall purchase and accept from SCT, all of the SCT Assets and StarPoint shall issue to SCT, StarPoint Units with a fair market value equal to the fair market value of the SCT Assets;

(v)           StarPoint shall subscribe for one (1) SCT Trust Unit for $10.00;

(w)          SCT shall redeem all of the issued and outstanding SCT Preferred Units and SCT Trust Units (other than the one (1) SCT Trust Unit subscribed for by StarPoint pursuant to paragraph (v)) in exchange for StarPoint Units and SCT shall distribute the StarPoint Units to the SCT Unitholders on a pro rata basis based on the fair market value of the SCT Preferred Units and the SCT Trust Units surrendered;

(x)            all of the StarPoint Units received by StarPoint pursuant to paragraph (w) shall be cancelled;

(y)           immediately after the pro rata distribution of StarPoint Units to all SCT Unitholders pursuant to paragraph (w), the number of outstanding StarPoint Units will be consolidated such that each StarPoint Unitholder will hold after the consolidation the same number of StarPoint Units as the StarPoint Unitholder held before the distribution of additional StarPoint Units.  In such case, each StarPoint Unit certificate representing a number of StarPoint Units prior to the distribution of additional StarPoint Units is deemed to represent the same number of StarPoint Units after the distribution of additional StarPoint Units and the consolidation;

StarPoint TriStar Common Share Transactions

(z)            the StarPoint TriStar Conveyance shall become effective and TriStar shall deliver to SEL (through the applicable StarPoint Operating Entities) that number of TriStar Common Shares necessary for StarPoint and SEL to satisfy their obligations to deliver TriStar Common Shares to each holder of StarPoint Securities pursuant to paragraphs (aa) and (bb) and SEL shall transfer that number of TriStar Common Shares to StarPoint necessary for StarPoint to satisfy its obligation to deliver TriStar Common Shares to each holder of StarPoint Units pursuant to paragraph (bb) in consideration for reduction of SEL’s indebtedness to StarPoint in an amount equal to the fair market value of the TriStar Common Shares transferred by SEL to StarPoint;

(aa)         SEL shall distribute TriStar Common Shares to each StarPoint Exchangeable Shareholder on the basis of 0.1000 of a TriStar Common Share for each StarPoint Unit that would be issuable if the StarPoint Exchangeable Shares held by such holder were exchanged into StarPoint Units in accordance with their terms immediately prior to the Effective Time, and in the case of StarPoint Exchangeable Shareholders who are StarPoint Odd Lot Holders and not Electing Odd Lot Securityholders, StarPoint shall deliver the TriStar Common Shares otherwise required to be delivered to such StarPoint Exchangeable Shareholders pursuant to this paragraph (aa) to the Designated Broker for resale and the Sale Proceeds of such TriStar Common Shares shall be provided to the Depositary for delivery to such StarPoint Exchangeable Shareholders;

(bb)         StarPoint shall distribute TriStar Common Shares to StarPoint Unitholders on the basis of 0.1000 of a TriStar Common Share for each StarPoint Unit held, provided that:

(i)            if the StarPoint Unitholders are Residents who are also StarPoint Odd Lot Holders and not also Electing Odd Lot Securityholders, StarPoint shall deliver the TriStar Common Shares otherwise required to be delivered to such StarPoint Unitholders to the Designated Broker for resale and the Sale Proceeds of such TriStar Common Shares shall be provided to the Depositary for delivery to such StarPoint Unitholders;

(ii)           if the StarPoint Unitholders are Non-Residents:

(A)          if such Non-Residents are also not StarPoint Odd Lot Holders or are also Electing Odd Lot Securityholders, StarPoint shall deliver 17/20ths of the TriStar Common Shares required to be delivered to such Non-Residents pursuant to paragraph (bb) and the balance of the TriStar Common Shares shall be delivered to the Designated Broker for resale and the Sale Proceeds of such TriStar Common Shares shall be paid to StarPoint and remitted by StarPoint to the Canada Revenue Agency on behalf of each StarPoint Unitholder who is a Non-Resident under Part XIII or Part XIII.2 of the Tax Act; and

(B)           if such Non-Residents are also StarPoint Odd Lot Holders and not Electing Odd Lot Securityholders, StarPoint shall deliver all of the TriStar Common Shares otherwise required to be delivered to such Non-Residents to the Designated Broker for resale and approximately 17/20ths of the Sale Proceeds of such TriStar Common Shares shall be paid to the Depositary for delivery to such Non-Residents (after costs and appropriate withholding taxes) and the balance shall be paid to StarPoint and remitted by StarPoint to the Canada Revenue Agency on behalf of each StarPoint Unitholder who is a Non-Resident under Part XIII or Part XIII.2 of the Tax Act;

Acclaim TriStar Common Share Transactions

(cc)         the Acclaim TriStar Conveyance shall become effective and TriStar shall deliver to AEI (through the applicable Acclaim Operating Entities) that number of TriStar Common Shares necessary for Acclaim and AEI to satisfy their obligations to deliver TriStar Common Shares to each holder of Acclaim Securities pursuant to paragraphs (dd) and (ee) and AEI shall transfer that number of TriStar Common Shares to Acclaim necessary for Acclaim to satisfy its obligation to deliver TriStar Common Shares to each holder of Acclaim Units pursuant to paragraph (ee) in consideration for reduction of AEI’s indebtedness to Acclaim in an amount equal to the fair market value of the TriStar Common Shares transferred by AEI to Acclaim;

(dd)         AEI shall distribute TriStar Common Shares to each Acclaim Exchangeable Shareholder on the basis of 0.0833 of an TriStar Common Share for each Acclaim Unit that would be issuable if the Acclaim Exchangeable Shares held by such holder were exchanged into Acclaim Units in accordance with their terms immediately prior to the Effective Time, and in the case of Acclaim Exchangeable Shareholders who are Acclaim Odd Lot Holders and not Electing Odd Lot Securityholders, Acclaim shall deliver the TriStar Common Shares otherwise required to be delivered to such Acclaim Exchangeable Shareholders pursuant to this paragraph (dd) to the Designated Broker for resale and the Sale Proceeds of such TriStar Common Shares shall be provided to the Depositary for delivery to such Acclaim Exchangeable Shareholders;

(ee)        Acclaim shall distribute TriStar Common Shares to Acclaim Unitholders on the basis of 0.0833 of a TriStar Common Share for each Acclaim Unit held, provided that:

(i)            if the Acclaim Unitholders are Residents who are also Acclaim Odd Lot Holders and not Electing Odd Lot Securityholders, Acclaim shall deliver the TriStar Common Shares otherwise required to be delivered to such Acclaim Unitholders to the Designated Broker for resale and the Sale Proceeds of such TriStar Common Shares shall be provided to the Depositary for delivery to such Acclaim Unitholders;

(ii)           if the Acclaim Unitholders are Non-Residents:

(A)          if such Non-Residents are also not Acclaim Odd Lot Holders or are also Electing Odd Lot Securityholders, Acclaim shall deliver 17/20ths of the TriStar Common Shares required to be delivered to such Non-Residents pursuant to paragraph (ee) and the balance of the TriStar Common Shares shall be delivered to the Designated Broker for resale and the Sale Proceeds of such TriStar Common Shares shall be paid to Acclaim and remitted by Acclaim to the Canada Revenue Agency on behalf of each Acclaim Unitholder who is a Non-Resident under Part XIII or Part XIII.2 of the Tax Act; and

(B)           if such Non-Residents are also Acclaim Odd Lot Holders and not Electing Odd Lot Securityholders, Acclaim shall deliver all of the TriStar Common Shares otherwise required to be delivered to such Non-Residents to the Designated Broker for resale and approximately 17/20ths of the Sale Proceeds of such TriStar Common Shares shall be paid to the Depositary for delivery to such Non-Residents (after costs and appropriate withholding taxes) and the balance shall be paid to Acclaim and remitted by Acclaim to the Canada Revenue Agency on behalf of each Acclaim Unitholder who is a Non-Resident under Part XIII or Part XIII.2 of the Tax Act;

TriStar Distribution of TriStar Arrangement Warrants

(ff)           TriStar shall issue TriStar Arrangement Warrants in respect of the TriStar Common Shares held on the basis of 0.210 TriStar Arrangement Warrant for each TriStar Common Share held, and in the case of former StarPoint Unitholders and Acclaim Unitholders who are StarPoint or Acclaim Odd Lot Holders, TriStar shall deliver the TriStar Arrangement Warrants otherwise required to be delivered to such former StarPoint Unitholders or Acclaim Unitholders pursuant to this paragraph (ff) to the Designated Broker for resale and the Sale Proceeds shall be paid to the Depositary for delivery to such former StarPoint or Acclaim Unitholders;

MFCorp Acquisition of Acclaim Securities

(gg)         each Acclaim Unitholder shall transfer ninety-nine (99%) percent of their Acclaim Units to MFCorp in exchange for MFCorp Special Shares on the basis of 0.8333 of a MFCorp Special Share for each Acclaim Unit transferred;

(hh)         each Acclaim Exchangeable Shareholder shall transfer one hundred (100%) percent of their Acclaim Exchangeable Shares to MFCorp in exchange for MFCorp Special Shares on the basis of 0.8333 of a MFCorp Special Share for each Acclaim Unit that would be issuable if the Acclaim Exchangeable Shares transferred were exchanged into Acclaim Units in accordance with their terms immediately prior to the Effective Time;

MFCorp Acquisition of StarPoint Securities

(ii)           each StarPoint Unitholder shall transfer ninety-nine (99%) percent of their StarPoint Units to MFCorp in exchange for MFCorp Special Shares on the basis of 1.000 MFCorp Special Share for each StarPoint Unit transferred;

(jj)           each StarPoint Exchangeable Shareholder shall transfer one hundred (100%) percent of their StarPoint Exchangeable Shares to MFCorp in exchange for MFCorp Special Shares on the basis of 1.0000 MFCorp Special Share for each StarPoint Unit that would be issuable if the StarPoint Exchangeable Shares transferred were exchanged into StarPoint Units in accordance with their terms immediately prior to the Effective Time;

Canetic Trust Purchase of Acclaim Assets

(kk)         Acclaim shall sell, transfer, convey, assign and deliver to Canetic Trust and Canetic Trust shall purchase and accept from Acclaim, all of the Acclaim Assets and Canetic Trust shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Acclaim Assumed Liabilities in accordance with their terms, and (ii) issue to Acclaim an aggregate number of Canetic Special Units and Canetic Units equal in number to the number of Acclaim Units outstanding multiplied by 0.8333 with the allocation between Canetic Special Units and Canetic Units being such that Acclaim can meet its distribution obligations under paragraph (nn);

(ll)           Canetic Trust shall subscribe for one (1) Acclaim Unit for $10.00;

(mm)       Acclaim shall redeem all of the issued and outstanding Acclaim Units (other than the one (1) Acclaim Unit held by Canetic Trust) in exchange for all of the Canetic Special Units and Canetic Units held by Acclaim;

(nn)         the Canetic Special Units shall be distributed by Acclaim to MFCorp on the basis of 0.8333 Canetic Special Unit for each Acclaim Unit held and the Canetic Units shall be distributed to the remaining Acclaim Unitholders on the basis of 0.8333 Canetic Unit for each Acclaim Unit held;

Canetic Trust Purchase of StarPoint Assets

(oo)         StarPoint shall sell, transfer, convey, assign and deliver to Canetic Trust and Canetic Trust shall purchase and accept from StarPoint, all of the StarPoint Assets and Canetic Trust shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the StarPoint Assumed Liabilities in accordance with their terms, and (ii) issue to StarPoint an aggregate number of Canetic Special Units and Canetic Units equal in number to the number of StarPoint Units outstanding with the allocation between Canetic Special Units and Canetic Units being such that StarPoint can meet its distribution obligation under paragraph (rr);

(pp)         Canetic Trust shall subscribe for one (1) StarPoint Unit for $10.00;

(qq)         StarPoint shall redeem all of the issued and outstanding StarPoint Units (other than the one (1) StarPoint Unit held by Canetic Trust) in exchange for all of the Canetic Special Units and Canetic Units held by StarPoint;

(rr)           the Canetic Special Units shall be distributed by StarPoint to MFCorp on the basis of 1.0000 Canetic Special Unit for each StarPoint Unit held and the Canetic Units shall be distributed to the remaining StarPoint Unitholders on the basis of 1.0000 Canetic Unit for each StarPoint Unit held;

Canetic Trust Purchase of MFCorp Assets

(ss)         MFCorp shall sell, transfer, convey, assign and deliver to Canetic Trust and Canetic Trust shall purchase and accept from MFCorp, all of the MFCorp Assets and Canetic Trust shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the MFCorp Assumed Liabilities in accordance with their terms, and (ii) issue to MFCorp an aggregate number of Canetic Units equal in number to the number of MFCorp Special Shares and MFCorp Shares outstanding;

(tt)           Canetic Trust shall subscribe for one (1) MFCorp Share for $10.00;

(uu)         MFCorp shall redeem all of the issued and outstanding MFCorp Special Shares and MFCorp Shares (other than the one (1) MFCorp Share held by Canetic Trust) in exchange for Canetic Units, which shall be distributed to the holders of MFCorp Special Shares and the holder of MFCorp Shares (other than Canetic Trust) on the basis of 1.0000 Canetic Unit for each MFCorp Special Share and 1.0000 Canetic Unit for each MFCorp Share held;

Canetic Trust Reorganization Matters

(vv)         AEI, SEL, 1198329, Acclaim Processing, ACT Subsidiary, 1107911, 1107882, SCT Subsidiary, APF Energy Inc., 1149708 and StarPoint ExchangeCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i)            the stated capital of the common shares of 1198329 shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(ii)           the articles of AmalgamationCo shall be the same as the articles of 1198329 and the name of AmalgamationCo shall be “Canetic Resources Inc.”;

(iii)          the shares of AEI, SEL, 1198329, Acclaim Processing, ACT Subsidiary, 1107911, 1107882, SCT Subsidiary, APF Energy Inc., 1149708 and StarPoint ExchangeCo shall be cancelled and One Hundred (100) common shares of AmalgamationCo shall be issued to Canetic Trust;

(iv)          the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v)           AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)          any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii)         any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii)        a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix)           the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x)            the by-laws of AmalgamationCo shall be the by-laws of AEI;

(xi)           the first directors of AmalgamationCo shall be the directors of AEI and Paul Colborne;

(xii)          the first officers of AmalgamationCo shall be the officers of AEI; and

(xiii)         the registered office of AmalgamationCo shall be the registered office of AEI;

Acquisition of TriStar FinCo and Other TriStar Matters

(ww)       each TriStar FinCo Common Share and each TriStar FinCo Performance Share shall be transferred to TriStar in exchange for TriStar Common Shares and TriStar Performance Shares on the basis of 1.0000 TriStar Common Share for each TriStar FinCo Common Share and 1.0000 TriStar Performance Share for each TriStar FinCo Performance Share; and

(xx)          the stated capital account of the TriStar Common Shares shall be reduced, without payment, by the amount of the deficit, if any, as shown on the balance sheet of TriStar as at the Effective Date.

Post Arrangement Structure

The following diagram illustrates the organizational structure of Canetic Trust and TriStar following the completion of the Arrangement.

Notes:

(1)           Assumes that: (i) that no Dissent Rights are exercised; (ii) that the TriStar Private Placement is completed for the maximum amount; (iii) that an aggregate of 2.2 million Acclaim Units and 1.3 million StarPoint Units are issued pursuant to outstanding Acclaim Rights and StarPoint Rights; and (iv) that no Acclaim Debentures and no StarPoint Debentures are converted into Acclaim Units or StarPoint Units after November 18, 2005 and prior to the Effective Time, and that all of the TriStar Arrangement Warrants are exercised in accordance with their terms.

Upon the completion of the Arrangement and assuming: (i) that no Dissent Rights are exercised; (ii) that the TriStar Private Placement is completed for the maximum amount; (iii) that an aggregate of 2.2 million Acclaim Units and 1.3 million StarPoint Units are issued pursuant to outstanding Acclaim Rights and StarPoint Rights; and (iv) that no Acclaim Debentures and no StarPoint Debentures are converted into Acclaim Units or StarPoint Units after November 18, 2005 and prior to the Effective Time, an aggregate of approximately 22.5 million TriStar Common Shares, 4.2 million TriStar Arrangement Warrants and 198.8 million Canetic Units, will be issued and outstanding. Of these, approximately 9.3 million TriStar Common Shares, 1.96 million TriStar Arrangement Warrants and 93.3 million Canetic Units will be held by former Acclaim Securityholders and 10.5 million TriStar Common Shares, 2.2 million TriStar Arrangement Warrants and 105.5 million Canetic Units will be held by former StarPoint Securityholders.  See Appendix G, “Information Concerning TriStar Oil & Gas Ltd.” and Appendix H, “Information Concerning Canetic Resources Trust”.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement.  The Arrangement Agreement contains covenants, representations and warranties of and from each of Acclaim and StarPoint and various conditions precedent, both mutual and with respect to each corporation.

The following is a summary of certain provisions of the Arrangement Agreement.  The Arrangement Agreement is attached as Appendix D to this Information Circular and reference is made thereto for the full text thereof.

Mutual Covenants Regarding Non-Solicitation

Under the Arrangement Agreement, each of Acclaim and StarPoint has agreed to certain non-solicitation covenants as follows:

(a)           Except to the extent disclosed in writing to and consented to by the other party, each party shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal and to immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such party relating to an Acquisition Proposal and to use all reasonable commercial efforts to ensure that such requests are honoured;

(b)           Except to the extent disclosed in writing to and consented to by the other party, neither party shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)            solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii)           enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)          waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any “standstill provisions” thereunder; or

(iv)          accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision in the Arrangement Agreement, each party and its officers, directors and advisers may:

(v)           enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by such party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreements (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other party as set out below), may furnish to such third party information concerning such party and its business, properties and assets, in each case if, and only to the extent that:

(A)          the third party has first made a Superior Proposal; and

(B)           prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such party provides prompt notice to the other party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and if not previously provided to the other party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such party shall notify the other party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the other party, copies of all information provided to such party and all other information reasonably requested by the other party), within 24 hours of the receipt thereof, shall keep the other party informed of the status and details of any such inquiry, offer or proposal and answer the other party’s questions with respect thereto; or

(vi)          comply with Section 172 of the Securities Act (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its Securityholders; and

(vii)         accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of its administrator shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated by paragraph (c) below and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and such party complies with its obligations set forth in paragraph (c) below and terminates the Arrangement Agreement and concurrently therewith pays the Acclaim Termination Fee or the StarPoint Termination Fee, as applicable to the other party.

(c)           Each party in receipt of a Superior Proposal (a “Receiving Party”) agrees to give the other party (the “Responding Party”), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of its administrator to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of the administrator of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend the Arrangement Agreement and the Arrangement to provide that the holders of the Acclaim Securities or StarPoint Securities, as applicable, (the “Receiving Party Securities”) shall receive a value per Receiving Party security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the board of directors of the administrator of the Receiving Party prior to the expiry of such 72 hour period, the board of directors of the administrator of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

Termination Fees

Acclaim Termination Fee

Pursuant to the Arrangement Agreement, StarPoint and SEL have agreed that if at any time after the execution of the Arrangement Agreement:

(a)           the StarPoint Board has withdrawn or changed its determination that the Arrangement is fair to StarPoint Securityholders and is in the best interest of StarPoint and StarPoint Securityholders or its unanimous recommendation that the Acclaim Securityholders vote in favour of the Arrangement Resolution in a manner adverse to Acclaim or shall have resolved to do so prior to the Effective Date;

(b)           a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the StarPoint Unitholders or to StarPoint and the StarPoint Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c)           StarPoint accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d)           StarPoint breaches any of its representations, warranties or covenants made in the Arrangement Agreement which breach individually or in the aggregate would have a Material Adverse Effect on StarPoint or materially impede the completion of the Arrangement;

(each of the above being an “Acclaim Damages Event”), then in the event of the termination of the Arrangement Agreement, StarPoint shall pay to Acclaim $65 million (the “Acclaim Termination Fee”) as liquidated damages in immediately available funds to an account designated by Acclaim within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, StarPoint shall be deemed to hold such fund in trust for Acclaim.

StarPoint Termination Fee

Pursuant to the Arrangement Agreement, Acclaim and AEI have agreed that if at any time after the execution of the Arrangement Agreement:

(a)           the Acclaim Board has withdrawn or changed its determination that the Arrangement is fair to Acclaim Securityholders and is in the best interests of Acclaim and Acclaim Securityholders or its unanimous recommendation that the Acclaim Securityholders vote in favour of the Arrangement Resolution in a manner adverse to Acclaim or shall have resolved to do so prior to the Effective Date;

(b)           a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Acclaim Unitholders or to Acclaim and the Acclaim Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c)           Acclaim accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d)           Acclaim breaches any of its representations, warranties or covenants made in the Arrangement Agreement which breach individually or in the aggregate would have a Material Adverse Effect on Acclaim or materially impede the completion of the Arrangement;

(each of the above being a “StarPoint Damages Event”), then in the event of the termination of the Arrangement Agreement, Acclaim shall pay to StarPoint $65 million (the “StarPoint Termination Fee”) as liquidated damages in immediately available funds to an account designated by StarPoint within one Business Day after the first to occur of the events described above, and after such event but prior to payment of such amount, Acclaim shall be deemed to hold such fund in trust for StarPoint.

Termination

Acclaim, AEI, StarPoint and SEL have agreed that the Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)           by mutual written consent of Acclaim and StarPoint;

(b)           as a result of a failure to satisfy any of the conditions set forth in the Arrangement Agreement;

(c)           by Acclaim upon the occurrence of an Acclaim Damages Event provided that in the event that the StarPoint Board has withdrawn or changed any of its recommendations or determinations with respect to the Arrangement and that StarPoint Securityholders vote in favour of the Arrangement in a manner adverse to Acclaim or shall have resolved to do so prior to the Effective Date, the Arrangement Agreement may not be terminated by Acclaim unless the StarPoint Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d)           by StarPoint upon the occurrence of a StarPoint Damages Event provided that in the event that the Acclaim Board has withdrawn or changed any of its recommendations or determinations with respect to the Arrangement and that Acclaim Securityholders vote in favour of the Arrangement in a manner adverse to StarPoint or shall have resolved to do so prior to the Effective Date, the Arrangement Agreement may not be terminated by StarPoint unless Acclaim Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(e)           by Acclaim upon the occurrence of a StarPoint Damages Event and the payment by Acclaim to StarPoint of the StarPoint Termination Fee; and

(f)            by StarPoint upon the occurrence of an Acclaim Damages Event and the payment by StarPoint to Acclaim of the Acclaim Termination Fee.

Conditions Precedent to the Arrangement

The respective obligations of StarPoint, SEL, Acclaim and AEI to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions:

(a)           on or prior to November 30, 2005, the Interim Order shall have been granted in form and substance satisfactory to each of Acclaim and StarPoint, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Acclaim and StarPoint, acting reasonably, on appeal or otherwise;

(b)           the StarPoint Arrangement Resolution shall have been passed by the holders of StarPoint Securities, on or prior to January 31, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Acclaim and StarPoint, acting reasonably;

(c)           the Acclaim Arrangement Resolution shall have been passed by the holders of Acclaim Securities, on or prior to January 31, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Acclaim and StarPoint, acting reasonably;

(d)           holders of not greater than 5% of the outstanding StarPoint Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(e)           holders of not greater than 5% of the outstanding Acclaim Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(f)            on or prior to January 31, 2006, the Final Order shall have been granted in form and substance satisfactory to Acclaim and StarPoint, acting reasonably;

(g)           the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Acclaim and StarPoint, acting reasonably;

(h)           the Arrangement shall have become effective on or prior to January 31, 2006;

(i)            Acclaim or one or more Subsidiaries of Acclaim and TriStar shall have entered into the TriStar Acclaim Conveyance Agreement;

(j)            StarPoint or one or more Subsidiaries of StarPoint and TriStar shall have entered into the TriStar StarPoint Conveyance Agreement;

(k)           Canetic shall enter into written agreements effective as of the Effective Date satisfactory to each of Acclaim and StarPoint, acting reasonably, pursuant to which Canetic shall agree that, for a period of six years after the Effective Date, Canetic shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by each of Acclaim and StarPoint (provided that Canetic may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a “trailing” or “run-off” basis for all present and former directors and officers of AEI and SEL with respect to claims arising from facts or events which occurred before the Effective Date;

(l)            the relevant waiting period in section 123 of the Competition Act shall have expired and: (i) an advance ruling certificate (“ARC”) pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau (“Commissioner”) appointed under the Competition Act; or (ii) a “no action letter” satisfactory to each of Acclaim and StarPoint, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to each of Acclaim and StarPoint, acting reasonably; and in addition, in the event that the ARC or “no action” letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(m)          in addition to the approval required by paragraph (l), all other required regulatory, governmental and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Acclaim and StarPoint, each acting reasonably, including, without limitation, conditional approval for listing of the Canetic Units (including, without limitation, the Canetic Units issuable pursuant to the Canetic Incentive Plans), the TriStar Common Shares (including, without limitation, the TriStar Common Shares issuable pursuant to the TriStar Stock Option Plan and the TriStar Arrangement Warrants) on the TSX and all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

(n)           the Arrangement, and the consummation thereof, shall have been approved by Acclaim’s lenders on a basis acceptable to Acclaim and StarPoint, each acting reasonably;

(o)           the Arrangement, and the consummation thereof, shall have been approved by StarPoint’s lenders on a basis acceptable to Acclaim and StarPoint, each acting reasonably;

(p)           Acclaim, StarPoint and Canetic shall have executed such instruments, and the Acclaim Debenture Trustee and StarPoint Debenture Trustees shall have received such opinions, as contemplated and required by the Acclaim Debenture Indenture and the StarPoint Debenture Indentures, as applicable;

(q)           there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)            makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)           results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

The foregoing conditions are for the mutual benefit of StarPoint and Acclaim and may be asserted by StarPoint and Acclaim regardless of the circumstances and may be waived by StarPoint and Acclaim (with respect to such party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which StarPoint or Acclaim may have.

In addition to the mutual conditions precedent, the obligations of Acclaim to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)           each of the acts and undertakings of StarPoint to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by StarPoint;

(b)           StarPoint shall have furnished Acclaim with:

(i)            certified copies of the resolutions duly passed by the StarPoint Board of Directors approving the Arrangement Agreement and the consummation of the transactions contemplated hereby; and

(ii)           certified copies of the resolutions of StarPoint Securityholders, duly passed at the StarPoint Meeting, approving the StarPoint Arrangement Resolution;

(c)           except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of StarPoint and SEL contained in the Arrangement Agreement shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and each of StarPoint and SEL shall have complied in all material respects with its covenants in the Arrangement Agreement and Acclaim shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of SEL acting solely on behalf of SEL and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Acclaim will have no knowledge to the contrary;

(d)           any director, officer, insider or other non-arm’s length party that is indebted to StarPoint shall have repaid such indebtedness on or prior to completion of the Arrangement;

(e)           there shall not have occurred any change after September 19, 2005 or prior to September 19, 2005 which has not been publicly disclosed prior to September 19, 2005 or previously disclosed prior to September 19, 2005 to Acclaim in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of StarPoint and which, in the judgment of Acclaim, acting reasonably, is materially adverse to StarPoint other than: (i) a change directly resulting from an action taken by StarPoint to which Acclaim has consented to in writing; (ii) a change resulting from conditions affecting the oil and gas industry in western Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of StarPoint;

(f)            the StarPoint Board of Directors shall have authorized the application for listing of the Canetic Units on the NYSE;

(g)           as at the Effective Date, StarPoint’s Debt shall not exceed $450 million. “StarPoint’s Debt” means total indebtedness, including long-term debt, bank debt and working capital deficiency, but excluding convertible debentures and hedging obligations or debt incurred to unwind or terminate any of StarPoint’s hedge positions;

(h)           Acclaim and AEI shall have received resignations and releases from the directors and officers of StarPoint and its Subsidiaries in form satisfactory to Acclaim and AEI, acting reasonably, which releases shall contain exceptions for amounts or obligations owing to such directors or officers as a result of accrued but unpaid salary, bonus, benefits and other compensation and as a result of the Arrangement or pursuant to indemnity or directors’ and officers’ insurance arrangements; and

(i)            all StarPoint Rights shall have been exercised or terminated.

In addition to the mutual conditions precedent, the obligations of StarPoint to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)           each of the acts and undertakings of Acclaim to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by Acclaim;

(b)           Acclaim shall have furnished StarPoint with:

(i)            certified copies of the resolutions duly passed by the Acclaim Board of Directors approving the Arrangement Agreement and the consummation of the transactions contemplated hereby; and

(ii)           certified copies of the resolutions of Acclaim Securityholders, duly passed at the Acclaim Meeting, approving the Acclaim Arrangement Resolution;

(d)           except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Acclaim and AEI contained in the Arrangement Agreement shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and each of Acclaim and AEI shall have complied in all material respects with its covenants in the Arrangement Agreement and StarPoint shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of AEI acting solely on behalf of AEI and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and StarPoint will have no knowledge to the contrary;

(e)           there shall not have occurred any change after September 19, 2005 or prior to September 19, 2005 which has not been publicly disclosed prior to September 19, 2005 or previously disclosed prior to September 19, 2005 to StarPoint in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Acclaim and which, in the judgment of StarPoint, acting reasonably, is materially adverse to Acclaim other than: (i) a change directly resulting from an action taken by Acclaim to which StarPoint has consented to in writing; (ii) a change resulting from conditions affecting the oil and gas industry in western Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of Acclaim;

(f)            the Acclaim Board of Directors shall have authorized the application for listing of the Canetic Units on the NYSE; and

(g)           at the Effective Date, Acclaim’s Debt shall not exceed $400 million. “Acclaim’s Debt” means total indebtedness, including long term debt, bank debt and working capital deficiency, but excluding convertible debentures and hedging obligations or debt incurred to unwind or terminate any of Acclaim’s hedge positions.

Upon the foregoing conditions being fulfilled or waived, Acclaim, AEI, StarPoint and SEL intend to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolutions proposed for consideration by the Securityholders authorize the respective Boards of Directors, without further notice to or approval of such Securityholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the applicable Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA.  The Arrangement Resolutions are attached as Appendix A and Appendix B to this Information Circular.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA.  The following procedural steps must be taken for the Arrangement to become effective:

(a)           the Arrangement must be approved by the Acclaim Securityholders voting at the Acclaim Meeting;

(b)           the Arrangement must be approved by the StarPoint Securityholders voting at the StarPoint Meeting;

(c)           the Arrangement must be approved by the Court pursuant to the Final Order;

(d)           all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(e)           the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Securityholder Approvals

Acclaim Securityholders

Pursuant to the Interim Order, the number of votes required to pass the Acclaim Arrangement Resolution shall be not less than two thirds of the votes cast by Acclaim Securityholders, either in person or by proxy, voting together as a single class, at the Acclaim Meeting.  In addition, the Acclaim Arrangement Resolution must be approved by a majority of the votes cast by the Acclaim Securityholders, after excluding the votes cast in respect of Acclaim Units and Acclaim Exchangeable Shares beneficially owned, or over which control or direction is exercised, by a director and officer of AEI who will also be a director of TriStar and who will participate in the TriStar Private Placement and such other Persons whose votes may not be included in determining minority approval of a business combination pursuant to OSC Rule 61-501.  See “General Proxy Matters – Procedure and Votes Required”.

StarPoint Securityholders

Pursuant to the Interim Order, the number of votes required to pass the StarPoint Arrangement Resolution shall be not less than two thirds of the votes cast by StarPoint Securityholders, either in person or by proxy, voting together as a single class, at the StarPoint Meeting.  In addition, the StarPoint Arrangement Resolution must be approved by a majority of the votes cast by the StarPoint Securityholders, after excluding the votes cast in respect of StarPoint Units and StarPoint Exchangeable Shares beneficially owned, or over which control or direction is exercised, by directors and officers of SEL participating in the TriStar Private Placement and such other Persons whose votes may not be included in determining minority approval of a business combination pursuant to OSC Rule 61-501.  See “General Proxy Matters – Procedure and Votes Required”.

Court Approvals

Interim Order

On November 17, 2005, the Court granted the Interim Order facilitating the calling of the Meetings and prescribing the conduct of the Meetings and other matters.  The Interim Order is attached as Appendix C to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement and the Arrangement Agreement are approved by Securityholders at the Meetings in the manner required by the Interim Order, Acclaim and StarPoint will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for December 19, 2005 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 611 – 4th Street S.W., Calgary, Alberta.  At the hearing, any Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Acclaim and StarPoint a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on December 12, 2005.  Service of such notice shall be effected by service upon the solicitors for Acclaim: Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9 Attention: Daniel J. McDonald, Q.C, and the solicitors for StarPoint: Heenan Blaikie LLP, 1200, 425 – 1st Street, S.W., Calgary, Alberta T2P 3L8 Attention: Thomas N. Cotter.  See “Notice of Joint Petition”.

The TriStar Common Shares, TriStar Arrangement Warrants and Canetic Units to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof.  The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities issued pursuant to the Arrangement will not require registration under the 1933 Act.

Acclaim and StarPoint have been advised by their counsel, Burnet, Duckworth & Palmer LLP and Heenan Blaikie LLP, respectively, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view.  The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.  Depending upon the nature of any required amendments, Acclaim and StarPoint may determine not to proceed with the Arrangement.

Acclaim Fairness Opinion

The Acclaim Board retained BMO Nesbitt Burns Inc. to address the fairness, from a financial point of view, of the consideration to be received by Acclaim Securityholders under the Arrangement.  In connection with this mandate, BMO Nesbitt Burns Inc.  has prepared the Acclaim Fairness Opinion.  The Acclaim Fairness Opinion states that, in the opinion of BMO Nesbitt Burns Inc. as of November 18, 2005, the consideration to be received by Acclaim Securityholders pursuant to the Arrangement is fair, from a financial point of view, to Acclaim Securityholders.  The Acclaim Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.  See Appendix E, “Acclaim Fairness Opinion”.

The Acclaim Board of Directors concurs with the views of BMO Nesbitt Burns Inc. and such views were an important consideration in the Acclaim Board’s decision to proceed with the Arrangement.

StarPoint Fairness Opinion

The StarPoint Board retained Orion Securities Inc. to address the fairness, from a financial point of view, of the consideration to be received by StarPoint Securityholders under the Arrangement.  In connection with this mandate, Orion Securities Inc. has prepared the StarPoint Fairness Opinion.  The StarPoint Fairness Opinion states that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of Orion Securities Inc. as of November 18, 2005, the consideration to be received by StarPoint Securityholders pursuant to the Arrangement is fair, from a financial point of view, to StarPoint Securityholders.  The StarPoint Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.  See Appendix F, “StarPoint Fairness Opinion”.

The StarPoint Board of Directors concurs with the views of Orion Securities Inc. and such views were an important consideration in the StarPoint Board’s decision to proceed with the Arrangement.

Timing

If the Meetings are held as scheduled and are not adjourned and the other necessary conditions at that point in time are satisfied or waived, Acclaim and StarPoint will apply for the Final Order approving the Arrangement.  If the Final Order is obtained on December 19, 2005 in form and substance satisfactory to Acclaim and StarPoint, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Acclaim and StarPoint expect the Effective Date will be on or about January 5, 2006.  It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Acclaim’s and StarPoint’s objective is to have the Effective Date occur on January 5, 2006.  The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on December 19, 2005.

Procedure for Exchange of Acclaim Securities and StarPoint Securities

In order to receive their Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants on the completion of the Arrangement, registered holders of Acclaim, Securities and StarPoint Securities must deposit with the Depositary (at one of the addresses specified on the last page of the applicable Letter of Transmittal) a duly completed Letter of Transmittal together with the certificates representing the holder’s Acclaim Units, Acclaim Exchangeable Shares, StarPoint Units and StarPoint Exchangeable Shares, as the case may be.

A Securityholder will not be able to exercise or sell TriStar Arrangement Warrants until it receives the TriStar Arrangement Warrant Certificates in respect thereof.  The TriStar Arrangement Warrants will expire 30 days following the completion of the Arrangement.  Failure to deposit a duly completed Letter of Transmittal together with the certificates representing the holder’s Acclaim Securities or StarPoint Securities, as the case may be, in a timely fashion may result in the expiration of the TriStar Arrangement Warrants.  A holder of TriStar Arrangement Warrants that does not exercise the same in accordance with the requirements of the TriStar Arrangement Warrants will lose all rights to acquire TriStar Common Shares upon exercise thereof.

The TriStar Common Shares or TriStar Arrangement Warrants issuable to an Acclaim Odd Lot Holder or StarPoint Odd Lot Holder will only be sold after the holder has deposited the certificate for the Acclaim Securities or StarPoint Securities, as applicable, along with a properly completed Letter of Transmittal, with the Depositary.  The TriStar Arrangement Warrants expire at 4:30 p.m. (Calgary time) on the date that is 30 days following the Effective Date.  An Acclaim Odd Lot Holder or StarPoint Odd Lot Holder will not receive any cash proceeds for the TriStar Arrangement Warrants if they fail to deposit the certificate for the Acclaim Securities or StarPoint Securities with the Depositary in sufficient time prior to the expiry of the TriStar Arrangement Warrants to permit them to be sold by the designated broker.

Securityholders whose Acclaim Securities or StarPoint Securities, as applicable, are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Acclaim Units, Acclaim Exchangeable Shares, StarPoint Units or StarPoint Exchangeable Shares, as applicable.

The use of the mail to transmit certificates representing Acclaim Securities or StarPoint Securities, as applicable, and the Letter of Transmittal is at each Holder's risk.  Acclaim and StarPoint recommend that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on:  (i) the Letter of Transmittal; and (ii) certificates representing Acclaim Units, Acclaim Exchangeable Shares, StarPoint Units and StarPoint Exchangeable Shares, as applicable, must be guaranteed by an Eligible Institution, unless otherwise provided.

Securityholders will not receive Canetic Units, TriStar Common Shares or TriStar Arrangement Warrants, as applicable, or distributions on the Canetic Units after the Effective Date until they submit the certificates for their Acclaim Securities or StarPoint Securities, as the case may be, to the Depositary along with a duly completed Letter of Transmittal, and each certificate formerly representing Acclaim Securities or StarPoint Securities that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive Canetic Units (and any distributions thereon), TriStar Common Shares or TriStar Arrangement Warrants.

Election for Registered Odd Lot Holders

Registered Acclaim Securityholders and StarPoint Securityholders who are Acclaim Odd Lot Holders and StarPoint Odd Lot Holders may elect to receive TriStar Common Shares or TriStar Arrangement Warrants under the Arrangement by completing the election provided for in the Letter of Transmittal and submitting the Letter of Transmittal, along with the Acclaim Securities or StarPoint Securities, as applicable, to the Depositary by no later than December 31, 2005. Only registered Acclaim Securityholders and StarPoint Securityholders may make such an election.  Persons who are beneficial owners of Acclaim Securities or StarPoint Securities registered in the name of a broker, custodian, nominee or other intermediary and who wish to make this election must make arrangements for such securities beneficially owned to be registered in such holder’s name and then submit the Letter of Transmittal, along with the Acclaim Securities or StarPoint Securities, as applicable, to the Depositary by no later than December 31, 2005.

Procedure for Exercise of TriStar Arrangement Warrants

Following receipt by the Depositary of a duly completed Letter of Transmittal, together with the Holder’s certificates representing Acclaim Securities or StarPoint Securities, as the case may be, and such other documents as may be required thereby, and provided the Holder is not an Acclaim Odd Lot Holder or a StarPoint Odd Lot Holder (unless the election referred to above has been properly made), the Depositary will forward by first class mail (postage prepaid) or hold for pick-up the TriStar Arrangement Warrant Certificate to which the Holder is entitled in accordance with the instructions provided by the Holder in the Letter of Transmittal.  In order to exercise the TriStar Arrangement Warrants, or some portion thereof, the Holder must, by no later than 4:30 p.m. (Calgary time) on that date which is 30 days following the Effective Date, deliver to the TriStar Arrangement Warrant Agent at either of its offices as specified in the TriStar Arrangement Warrant Certificate (i) a duly completed and executed exercise form attached to the TriStar Arrangement Warrant Certificate representing the TriStar Arrangement Warrants being exercised, (ii) a certified cheque or bank draft for the aggregate exercise price, and (iii) the original TriStar Arrangement Warrant Certificate.

A Securityholder will not be able to exercise or sell the TriStar Arrangement Warrant until it receives the TriStar Arrangement Warrant Certificates in respect thereof.  See “The Arrangement – Procedure for Exchange of Acclaim Securities and StarPoint Securities”.  A holder of TriStar Arrangement Warrants that does not exercise the same in accordance with the requirements of the TriStar Arrangement Warrants will lose all rights to acquire TriStar Common Shares upon exercise thereof.

The TriStar Arrangement Warrants may only be exercised by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. Person as defined in Rule 902 of Regulation S under the 1933 Act, and is not exercising the TriStar Arrangement Warrants for the account or benefit of a U.S. Person or a Person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to TriStar to the effect that the exercise of the TriStar Arrangement Warrants in the United States or for the account or benefit of a U.S. Person or a Person in the United States does not require registration under the 1933 Act or state securities laws.  In addition, any TriStar Common Shares issuable upon the exercise of the TriStar Arrangement Warrants will be “restricted securities” within the meaning of Rule 144 under the 1933 Act, certificates representing such TriStar Common Shares will bear a legend to that effect, and such TriStar Common Shares may be resold only pursuant to an exemption from the registration requirements of the 1933 Act and state securities laws.  Subject to certain limitations, the TriStar Arrangement Warrants may be resold outside the United States without registration under the 1933 Act pursuant to Regulation S.

The foregoing is a summary only of the procedure for exercising TriStar Arrangement Warrants and reference is made to the TriStar Arrangement Warrant Certificate for a more detailed description thereof.  See also “The Arrangement — Securities Law Matters — United States” in this Information Circular.

Treatment of Fractional Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants

No certificates representing fractional Canetic Units, TriStar Common Shares or TriStar Performance Shares shall be issued under the Arrangement.  In lieu of any fractional trust unit or share, each registered Acclaim Securityholder, StarPoint Securityholder and TriStar FinCo Shareholder otherwise entitled to a fractional interest in a Canetic Unit, TriStar Common Share or TriStar Performance Share certificate, shall receive the nearest whole number of Canetic Units, TriStar Common Shares or TriStar Performance Shares as the case may be (with fractions equal to exactly 0.5 being rounded up).  Fractional TriStar Arrangement Warrants may be issued pursuant to the Arrangement (rounded to the nearest four decimal points) but TriStar Common Shares will not be issued on exercise of the fractional TriStar Arrangement Warrants and TriStar Arrangement Warrants may only be exercised in a sufficient number to acquire whole numbers of TriStar Common Shares.

Canadian Federal Income Tax Considerations

In the opinion of Burnet, Duckworth & Palmer LLP (“counsel”), the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a Securityholder who is entitled to receive Canetic Units, TriStar Common Shares, and TriStar Arrangement Warrants pursuant to the Arrangement, and who, for purposes of the Tax Act, holds or will hold Canetic Units, TriStar Common Shares, and TriStar Arrangement Warrants as capital property and deals at arm’s length with each of Acclaim and StarPoint. Generally, the Canetic Units, TriStar Common Shares, and TriStar Arrangement Warrants, as the case may be, will be considered to be capital property to a Securityholder provided such Securityholder does not hold such property in the course of carrying on a business and has not acquired such property in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Securityholders who are resident in Canada and who might not otherwise be considered to hold any such property as capital property may, in certain circumstances, be entitled to have the Canetic Units and TriStar Common Shares treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.  The TriStar Arrangement Warrants, however, are not eligible for such an election.  This summary is not applicable to a Securityholder that is a “financial institution”, as defined in the Tax Act, for purposes of the mark to market rules or an interest in which would be a “tax shelter investment” as defined in the Tax Act. Any such Securityholder should consult its own tax advisor with respect to the Arrangement.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), counsel’s understanding of the current published administrative and assessing policies of the Canada Revenue Agency (the “CRA”) and representations of Acclaim and StarPoint as to certain factual matters.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular Securityholder. Consequently, Securityholders should consult their own tax advisors having regard to their own particular circumstances.

Dissenting Securityholders

Unitholders who validly exercise their rights of dissent and who are entitled to receive payment from Acclaim and/or StarPoint equal to the fair market value of their Units (“Dissenting Unitholders”) will realize a capital gain (or a capital loss) equal to the amount by which the cash received as payment for their Units, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Units to the Dissenting Unitholder.  For discussion with respect to the tax treatment of capital gains, please refer to the section below titled “The Arrangement — Taxation of Capital Gains and Capital Losses”.

Exchangeable Shareholders who validly exercise their rights of dissent and who are entitled to receive payment from Acclaim and/or StarPoint equal to the fair market value of their Exchangeable Shares (“Dissenting Shareholders”) will be deemed to have received proceeds of disposition equal to the lesser of the paid up capital of their Exchangeable Shares and the amount paid.  The amount paid to a Dissenting Shareholder in excess of the paid up capital of their Exchangeable Shares will be deemed to be a dividend paid to the Dissenting Shareholder from a taxable Canadian Corporation, and such deemed dividend will be subject to the normal rules governing dividends.  For discussion regarding the treatment of taxable dividends, please refer to the section below titled “The Arrangement — Taxation of Dividends”.  The Dissenting Shareholder’s capital gain (or loss) will be the amount by which the deemed proceeds of disposition discussed above exceed (or are exceeded by) the total adjusted cost base of the Exchangeable Shares submitted and the deemed dividend.

Any interest awarded by a court to a Dissenting Securityholder will be included in the Dissenting Securityholder’s income for income tax purposes.

The Acclaim Pre-Merger Reorganization Transactions

The transactions undertaken by Acclaim prior to the merger of Acclaim and StarPoint (the “Acclaim Pre-Merger Reorganization Transactions”) will create the following events for the Acclaim Unitholders.  Acclaim shall distribute ACT Special Preferred Units to Acclaim Unitholders on the basis of one ACT Special Preferred Unit for each one Acclaim Unit held (the “Acclaim Reorganization Distribution”).  Subsequently, Acclaim and ACT shall effectively merge into one trust (the “Acclaim Reorganization Merger”), whereby the Acclaim Unitholder’s ACT Special Preferred Units will be disposed of by Acclaim Unitholders in exchange for additional Acclaim Units.  The Acclaim Units will then be consolidated back to their original amount.

The Acclaim Reorganization Distribution

An Acclaim Unitholder who is resident in Canada for the purposes of the Tax Act will be required to include in income for the taxation year, such proportionate share of the Acclaim Reorganization Distribution which represents a distribution of Acclaim’s income to the Acclaim Unitholder.  The proportionate share of the Acclaim Reorganization Distribution distributed to an Acclaim Unitholder in excess of a distribution of income will generally not be included in the Acclaim Unitholder’s income, but will reduce the adjusted cost base of the Acclaim Units held by the Acclaim Unitholder.  To the extent that the adjusted cost base of the Acclaim Units would be negative for an Acclaim Unitholder, such Acclaim Unitholder will be deemed to have realized a capital gain equal to such negative amount.  For discussion regarding the treatment of capital gains, please see the section below titled “Taxation of Capital Gains and Capital Losses”.

Acclaim intends to pay any withholding taxes realized by Non-Resident Acclaim Unitholders as a result of the Acclaim Pre-Merger Reorganization Transactions.  Acclaim will not withhold such amounts from the distributions made to Non-Resident Acclaim Unitholders, but will remit payments sufficient to cover such Unitholder’s tax obligations.  Therefore the discussion that follows, in this paragraph only, is a description of the taxes that arise on the Acclaim Reorganization Distribution, but does not reflect amounts that will actually be withheld from distributions made to Non-Resident Acclaim Unitholders.  A withholding tax of 25% will arise on such proportionate share of the Acclaim Reorganization Distribution which represents a distribution of Acclaim’s income to the Non-Resident Acclaim Unitholder, in the taxation year in which the Acclaim Reorganization Distribution is made.  The 25% withholding rate may be reduced under the provisions of a tax treaty between Canada and the Non-Resident Acclaim Unitholder’s jurisdiction of residence.  The proportionate share of the Acclaim Reorganization Distribution distributed, which is in excess of a distribution of income will generally be subject to a Canadian withholding tax of 15%, where more than 50% of the fair market value of the underlying Acclaim Unit, pursuant to which the distribution is made, is attributable to, inter alia, real property situated in Canada or a “Canadian resource property” (as defined in the Tax Act).

Acclaim Unitholders who are resident in the United States should refer to the section titled “United States Federal Income Tax Consequences” for commentary which is specific to their jurisdiction.

The Acclaim Reorganization Merger

The Acclaim Reorganization Merger will be a “qualifying exchange” as defined in the Tax Act.  Accordingly, the disposition by Acclaim Unitholders of the ACT Special Preferred Units in exchange for Acclaim Units, as a consequence of the Acclaim Reorganization Merger, will not result in a capital gain or capital loss to Acclaim Unitholders.  The taxation year of each of ACT and Acclaim will be deemed to end in the course of such merger and any income of ACT or Acclaim for such year will be paid or payable to their respective Unitholders in accordance with the terms of their respective trust indentures.  ACT and Acclaim have advised counsel that they will file an election with the CRA in respect of the Acclaim Reorganization Merger with the result that no taxable income will arise in ACT as a result of the Acclaim Reorganization Merger.  The aggregate initial cost of Acclaim Units received by each Acclaim Unitholder pursuant to the Acclaim Reorganization Merger will be equal to the aggregate adjusted cost base to such holder of the ACT Special Preferred Units which are cancelled on the Acclaim Reorganization Merger.  This cost will be averaged with the cost of all other Acclaim Units held by each Acclaim Unitholder to determine the adjusted cost base of each Acclaim Unit held.

The StarPoint Pre-Merger Reorganization Transactions

The transactions undertaken by StarPoint prior to the merger of Acclaim and StarPoint (the “StarPoint Pre-Merger Reorganization Transactions”) will create the following events for the StarPoint Unitholders.  StarPoint shall distribute SCT Preferred Units to StarPoint Unitholders on the basis of one StarPoint Preferred Unit for each one StarPoint Unit held (the “StarPoint Reorganization Distribution”).  Subsequently, StarPoint and SCT shall effectively merge into one trust (the “StarPoint Reorganization Merger”), whereby the StarPoint Unitholder’s SCT Preferred Units will be disposed of by StarPoint Unitholders in exchange for additional StarPoint Units.  The StarPoint Units will then be consolidated back to their original number.

StarPoint Reorganization Distribution

A StarPoint Unitholder who is resident in Canada for the purposes of the Tax Act will be required to include in income for the taxation year, such proportionate share of the StarPoint Reorganization Distribution which represents a distribution of StarPoint’s income to the StarPoint Unitholder.  The proportionate share of the StarPoint Reorganization Distribution distributed to a StarPoint Unitholder in excess of a distribution of income will generally not be included in the StarPoint Unitholder’s income, but will reduce the adjusted cost base of the StarPoint Units held by the StarPoint Unitholder.  To the extent that the adjusted cost base of the StarPoint Units would be negative for a StarPoint Unitholder, such StarPoint Unitholder will be deemed to have realized a capital gain equal to such negative amount.  For discussion regarding the treatment of capital gains, please see the section below titled “Taxation of Capital Gains and Capital Losses”.

StarPoint intends to pay any withholding taxes owed by Non-Resident StarPoint Unitholders as a result of the StarPoint Pre-Merger Reorganization Transactions.  StarPoint will not withhold such amounts from the distributions made to Non-Resident StarPoint Unitholders, but will remit payments sufficient to cover such Unitholder’s tax obligations.  Therefore the discussion that follows, in this paragraph only, is a description of the taxes that arise on the StarPoint Reorganization Distribution but does not reflect amounts that will actually be withheld from distributions made to Non-Resident StarPoint Unitholders.  A withholding tax of 25% will arise on such proportionate share of the StarPoint Reorganization Distribution which represents a distribution of StarPoint’s income to Non-Resident StarPoint Unitholders, in the taxation year in which the StarPoint Reorganization Distribution is made.  The 25% withholding rate may be reduced under the provisions of a tax treaty between Canada and the Non-Resident StarPoint Unitholder’s jurisdiction of residence.  The proportionate share of the StarPoint Reorganization Distribution, which is in excess of a distribution of income will generally be subject to a Canadian withholding tax of 15%, where more than 50% of the fair market value of the underlying StarPoint Unit, pursuant to which the distribution is made, is attributable to, inter alia, real property situated in Canada or a “Canadian resource property” (as defined in the Tax Act).

StarPoint Unitholders who are resident in the United States should refer to the section titled “United States Federal Income Tax Considerations” for commentary which is specific to their jurisdiction.

The StarPoint Reorganization Merger

The StarPoint Reorganization Merger will be a “qualifying exchange” as defined in the Tax Act.  Accordingly, the disposition by StarPoint Unitholders of the SCT Preferred Units in exchange for StarPoint Units, as a consequence of the StarPoint Reorganization Merger, will not result in a capital gain or capital loss to StarPoint Unitholders.  The taxation year of each of SCT and StarPoint will be deemed to end in the course of such merger and any income of SCT or StarPoint for such year will be paid or payable to their respective Unitholders in accordance with the terms of their respective trust indentures.  SCT and StarPoint have advised counsel that they will file an election with the CRA in respect of the StarPoint Reorganization Merger with the result that no taxable income will arise in SCT as a result of the StarPoint Reorganization Merger.  The aggregate initial cost of StarPoint Units received by each StarPoint Unitholder pursuant to the StarPoint Reorganization Merger will be equal to the aggregate adjusted cost base to such holder of the SCT Preferred Units which are cancelled on the StarPoint Reorganization Merger.  This cost will be averaged with the cost of all other StarPoint Units held by each StarPoint Unitholder to determine the adjusted cost base of each StarPoint Unit held.

The Distribution of TriStar Common Shares and Warrants

On the Effective Date, Unitholders will receive a distribution from Acclaim and/or StarPoint respectively, of TriStar Common Shares on the basis of 0.0833 of a TriStar Common Share for each Acclaim Unit, and 0.1 of a TriStar Common Share for each StarPoint Unit (the “TriStar Unitholder Distribution”).  Unitholders will also receive TriStar Arrangement Warrants on the basis of 0.210 of a TriStar Arrangement Warrant for each TriStar Common Share held (the “TriStar Warrant Distribution”).

The TriStar Unitholder Distribution

A Unitholder who is resident in Canada for the purposes of the Tax Act will be required to include in income for the taxation year, such proportionate share of the TriStar Unitholder Distribution which represents a distribution of income to the Unitholder.  The proportionate share of the TriStar Unitholder Distribution in excess of a distribution of income will generally not be included in the Unitholder’s income, but will reduce the adjusted cost base of the Units held by the Unitholder.  To the extent that the adjusted cost base of the Units would be negative for a Unitholder, such Unitholder will be deemed to have realized a capital gain equal to such negative amount.  For discussion regarding the treatment of capital gains, please see the section below titled “The Arrangement — Taxation of Capital Gains and Capital Losses”.

A Unitholder who is not resident, or deemed to be resident in Canada, will be subject to a 25% Canadian withholding tax on such proportionate share of the TriStar Unitholder Distribution which represents a distribution of StarPoint and/or Acclaim’s income to the Non-Resident Unitholder, in the taxation year in which the TriStar Unitholder Distribution is made.  The 25% withholding rate may be reduced under the provisions of a tax treaty between Canada and the Non-Resident Unitholder’s jurisdiction of residence.  The proportionate share of the TriStar Unitholder Distribution, which is in excess of a distribution of income, will generally be subject to a Canadian withholding tax of 15%, where more than 50% of the fair market value of the underlying Unit pursuant to which the distribution is made, is attributable to, inter alia, real property situated in Canada or a “Canadian resource property”

(as defined in the Tax Act).  A Non-Resident Unitholder will not be required to report such distribution in a Canadian tax return and such distribution will not reduce the adjusted cost base of the Non-Resident Unitholder’s Units.  Any applicable withholding taxes discussed above will be withheld from the distributions by StarPoint and Acclaim, in the form of a holdback of the appropriate number of TriStar Common Shares which would otherwise be distributed to a Non-Resident StarPoint Unitholder.

Unitholders who are resident in the United States should refer to the section titled “The Arrangement — United States Federal Income Tax Considerations” for commentary which is specific to their jurisdiction.

The TriStar Warrant Distribution

A Unitholder who receives TriStar Arrangement Warrants (a “Warrantholder”:) should not be subject to any tax pursuant to the Tax Act on the grant of the TriStar Arrangement Warrants on the basis that management of Acclaim and StarPoint considers the value of such Warrants to be nil.  Moreover, a Unitholder will not realize any gain or loss upon the exercise of a TriStar Arrangement Warrant (a “Warrant”) to acquire a TriStar Common Share.  When a TriStar Warrant is exercised, the Warrantholder’s cost of the TriStar Common Share acquired thereby will be the aggregate of the Warrantholder’s adjusted cost base of the TriStar Warrant and the exercise price paid for the TriStar Common Share.  The Warrantholder’s adjusted cost base of the TriStar Common Share so acquired will be determined by averaging such cost with the adjusted cost base to the Warrantholder of all TriStar Common Shares owned immediately prior to such acquisition.

A disposition or deemed disposition by a Warrantholder who is resident in Canada for purposes of the Tax Act of a TriStar Warrant (other than upon the exercise thereof) will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Warrantholder’s adjusted cost base of the TriStar Warrants.  In the event of the expiry of an unexercised TriStar Warrant, the Warrantholder will realize a capital loss equal to the Warrantholder’s adjusted cost base, if any, of such Warrant.  The tax treatment of capital gains and losses is discussed below in the section titled “The Arrangement — Taxation of Capital Gains and Losses”.

A Unitholder who is not resident in Canada, or deemed resident in Canada, will not generally be subject to tax under the Tax Act in respect of any gain realized on the disposition or deemed disposition of a Warrant, unless the Warrant constitutes “taxable Canadian property” of the Non-Resident Warrantholder.  The Warrant will constitute taxable Canadian property if the TriStar Common Share to be acquired upon its exercise constitutes “taxable Canadian property”.  The TriStar Common Shares will be taxable Canadian property if (i) they are not listed on a prescribed stock exchange (which includes the TSX); or (ii) they are listed on a prescribed stock exchange, and at any time during the 60 month period that ends at that time the Non-Resident Warrantholder, persons with whom the Non-Resident Warrantholder did not deal at arm’s length, or a combination thereof owned 25% or more of the issued shares of any class of the capital stock of TriStar.

The Merger Transactions/Distribution of Canetic Units

The transactions which result in the merger of Acclaim and StarPoint (the “Merger Transactions”) will create the following events for the Acclaim and StarPoint Unitholders.  On the Effective Date, Unitholders will dispose of their Units to MFCorp, in exchange for MFCorp Shares, on the basis of 0.8333 of an MFCorp Share for each Acclaim Unit, and 1.000 of an MFCorp Share for each StarPoint Unit (the “MFCorp Distribution”).  Each Unitholder may execute an election under Section 85 of Tax Act, with respect to such exchange, jointly with MFCorp.  Subsequently, MFCorp will merge with Canetic Trust (the “Canetic Merger”), whereby each Unitholder’s MFCorp Shares will be disposed of in exchange for Canetic Units on the basis of one Canetic Unit for each one MFCorp Share held.

The MFCorp Distribution

A Securityholder who holds Units or Exchangeable Shares as capital property and receives MFCorp Shares as part of the MFCorp Distribution, and who does not file a joint election with MFCorp under section 85 of the Tax Act, generally will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the

MFCorp Shares received is greater (or less) than the adjusted cost base of the Units or Exchangeable Shares so exchanged plus any reasonable costs incurred by the Securityholder in connection with the exchange.  A Securityholder may be able to defer all or a portion of any capital gain which would otherwise result from the exchange by making a joint election with MFCorp under section 85 of the Tax Act.  For discussion regarding the treatment of capital gains and losses, please see the section below titled “The Arrangement — Taxation of Capital Gains and Losses”.

Section 85 Election

Securityholders will be given the option of electing to have the provisions of section 85 of the Tax Act apply to the exchange of Units or Exchangeable Shares to MFCorp for MFCorp Shares.  Securityholders are strongly urged make this election since it will enable them to defer the gain, if any, realized on such exchange.  If a Securityholder and MFCorp elect to have section 85 of the Tax Act apply, the effect of making such election is that the proceeds of disposition of the Units or Exchangeable Shares are deemed to be the amount set forth in the election, subject to the limitations imposed by the Tax Act upon the amount that can be elected.  The elected amount cannot exceed the fair market value at the time of the exchange of the securities disposed of on the exchange nor can it be less than the lesser of the fair market value of the Units or Exchangeable Shares, as the case may be, and the adjusted cost base to the Securityholder of such Units or Exchangeable Shares, as the case may be, at the time of the exchange.  A capital gain will, therefore, be recognized to the extent that the proceeds (elected amount) deemed to have been received for the Securities, net of any reasonable costs of disposition, exceed the adjusted cost base to the Securityholder of his Units or Exchangeable Shares, as the case may be (see “Taxation of Capital Gains and Losses”).  The MFCorp Shares received will be deemed to have an adjusted cost base equal to the elected amount in respect of the Units or Exchangeable Shares as the case may be.

In order to make the election, a Securityholder must provide to MFCorp, two signed copies of the prescribed form of election (including any applicable provincial tax election forms relevant to such Securityholder) no later than 90 days after the Effective Time, duly completed with the details of the number of Units or Exchangeable Shares transferred and the applicable elected amount for purposes of the election.  The election form will be signed by MFCorp and returned to the Securityholder for filing by the Securityholder with the CRA (and with any applicable provincial tax authorities).  It is the sole responsibility of the Securityholder who wishes to take advantage of the tax deferral provided for by section 85 of the Tax Act to attend to the proper completion and filing of the forms required by the Tax Act in that regard.

For Canadian federal income tax purposes, the relevant tax election form is Form T2057, entitled “Election on Disposition of Property by a Taxpayer to a Taxable Canadian Corporation”, (or, if the Shareholder is a partnership, Form T2058 entitled “Election on Disposition of Property by a Partnership to a Taxable Canadian Corporation”).  Shareholders should consult their own tax advisors to determine whether any separate provincial election forms are required.

Neither Acclaim, StarPoint, MFCorp or Canetic will be responsible for any interest penalty or taxes resulting from a Securityholder’s failure to file an election under Section 85 on time and properly completed.

A Securityholder who is not resident in Canada, or deemed resident in Canada, will not be subject to taxation in Canada with respect to the disposition of Acclaim Units or StarPoint Units unless such Securities constitute “taxable Canadian property” at the time of the disposition and the non-resident holder is not afforded relief under an applicable tax convention between Canada and the non-resident holder’s jurisdiction of residence.  Units will not be taxable Canadian property to a non-resident Unitholder unless: (i) the Unitholder holds or uses, or is deemed to hold or use the Units in the course of carrying on business in Canada; (ii) the Units are “designated insurance property” of the Unitholder as defined for purposes of the Tax Act; (iii) at any time during the period of five years immediately preceding the disposition of the Units the Unitholder or persons with whom the Unitholder did not deal at arm’s length or any combination thereof, held more than 25% of the issued Units of Acclaim or StarPoint or, either alone or together, persons with whom the Unitholder did not deal at arm’s length, held options or rights to acquire more than 25% of the issued Units of Acclaim or StarPoint, as the case may be; or (iv) Acclaim or StarPoint is not a mutual fund trust on the date of disposition.

The Canetic Merger

The Canetic Merger will be a “qualifying exchange” as defined in the Tax Act.  Accordingly, the disposition by a Securityholder of the MFCorp Shares in exchange for Canetic Units, as a consequence of the Canetic Merger, will not result in a capital gain or capital loss to such Securityholder.  The taxation year of each of MFCorp and Canetic will be deemed to end in the course of such merger and any income of MFCorp or Canetic for such year will be paid or payable to their respective Securityholders in accordance with the terms of their constating documents.  MFCorp and Canetic have advised counsel that they will file an election with the CRA in respect of the Canetic Merger with the result that no taxable income will arise in MFCorp as a result of the Canetic Merger.  The aggregate initial cost of Canetic Units received by each Securityholder pursuant to the Canetic Merger will be equal to the aggregate adjusted cost base to such holder of the MFCorp Shares which are cancelled on the Canetic Merger.  This cost will be averaged with the cost of all other Canetic Units held by each Securityholder to determine the adjusted cost base of each Canetic Unit held.

Status of Canetic Trust

Counsel has been advised that Acclaim, StarPoint, and Canetic will each qualify as a “unit trust” and a “mutual fund trust” as defined by the Tax Act at all relevant times.  Further, counsel has been advised by management that it intends to file the appropriate election, within the appropriate time frame, such that MFCorp will qualify as a “mutual fund corporation” at all relevant times.  The trust remaining after the Merger Transactions will be Canetic Trust and this summary assumes that Canetic will continue to qualify as a mutual fund trust thereafter for the duration of its existence.  In order to qualify as a mutual fund trust, Canetic Trust, among other things, cannot, and may not at any time, reasonably be considered to be established or maintained primarily for the benefit of non-resident persons unless at all times since its formation, all or substantially all of its property has consisted of property other than “taxable Canadian property” (as defined in the Tax Act) (the “property exception”). In addition, the undertaking of Canetic Trust must be restricted to the investing of its funds in property (other than real property or an interest in real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest in real property) that is capital property of Canetic Trust, or a combination of these activities.

Taxation of Canetic Trust

Canetic Trust is subject to tax in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to its Unitholders and which is deducted by Canetic Trust in computing its income for purposes of the Tax Act.  An amount will be considered to be payable to a Unitholder of Canetic Trust (“Canetic Unitholder”) in a taxation year if it is paid in the year by Canetic Trust or the Canetic Unitholder is entitled in that year to enforce payment of the amount. Losses incurred by Canetic Trust cannot be allocated to Canetic Unitholders but may be deducted by Canetic Trust in future years in accordance with the Tax Act.  The taxation year of Canetic Trust is the calendar year.  Canetic Trust will be required to include in its income interest on its investments that accrues to Canetic Trust to the end of the year, or becomes receivable or is received by Canetic Trust before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year, and any dividends received or deemed to be received on shares owned by Canetic Trust.  Provided that Canetic Trust makes appropriate designations, all dividends which would otherwise be included in its income as dividends received on shares held by Canetic Trust will be deemed to have been received by Canetic Unitholders and not to have been received by Canetic Trust.  Canetic Trust will also be required to include in its income for each taxation year all amounts that accrue in the year in respect of the Canetic NPIs.

Generally, Canetic Trust may deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% of its cumulative Canadian oil and gas property expense (“COGPE”) account at the end of that year, on a declining balance basis, pro rated for short taxation years. In addition to annual deductions in respect of its cumulative COGPE account, Canetic Trust will be entitled to deduct in computing its income on an annual basis reasonable administrative expenses incurred for the purpose of earning income from royalties and its other investments.  The costs relating to the issuance of Canetic Units are deductible by Canetic Trust, at a rate of 20% per year, to be pro-rated in the first year

The terms of Canetic Trust’s trust indenture generally provide that all income of Canetic Trust for each taxation year be paid or be made payable to its Unitholders in the taxation year. Counsel has been advised that Canetic Trust intends to deduct the amount of its income paid or payable to its Unitholders in computing its income for each taxation year and, therefore, Canetic Trust should not be liable for any material income tax for each taxation year.

Taxation of Unitholders who are Residents of Canada

A Canetic Unitholder will generally be required to include in computing income for a particular taxation year of such Unitholder the portion of the net income of Canetic Trust for a taxation year, including taxable dividends and net realized taxable capital gains determined for the purposes of the Tax Act, that is paid or becomes payable to such Unitholder in that particular taxation year whether paid in cash or property of Canetic Trust.  An amount will be considered payable to a Unitholder in a taxation year if such Unitholder is entitled in the year to enforce payment of the amount. For the purposes of the Tax Act, income of a Unitholder from Canetic Units will generally be considered to be income from property and not resource income. Any deduction or loss of Canetic Trust for purposes of the Tax Act cannot be allocated to, or treated as a deduction or loss, of a Unitholder.

Provided that appropriate designations are made by Canetic Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act. For further discussion in respect of the treatment of capital gains and dividends, please see the sections below titled “The Arrangement — Taxation of Capital Gains and Losses” and “The Arrangement — Taxation of Dividends”.

Any amount paid or payable by Canetic Trust to a Unitholder in excess of the net income of Canetic Trust that is paid or payable to such Unitholder in a taxation year should not generally be included in such Unitholder’s income for the year. However, the proportionate amount of such excess will reduce the adjusted cost base of each Unit held by the Unitholder. To the extent that the adjusted cost base of a Unit to a Unitholder would otherwise be less than nil, the negative amount will be deemed to be a capital gain realized by the Unitholder from the disposition of the Unit in the year in which the negative amount arises.  Upon the disposition or deemed disposition of a Unit by a Unitholder, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by Canetic Trust which represents an amount that must otherwise be included in income) are greater (or less) than the aggregate of the Unitholder’s adjusted cost base of the Unit and any reasonable costs of the disposition. Where, in accordance with the trust indenture of Canetic Trust, a Unitholder redeems Units, and notes held by Canetic Trust (the “notes”) are distributed or debt securities are issued by Canetic Trust (the “Repurchase Notes”), as the case may be, in satisfaction of the aggregate redemption price, the proceeds of disposition to the Unitholder will generally be equal to the fair market value of the notes distributed or the Repurchase Notes so issued, as the case may be.

The adjusted cost base of any note distributed by Canetic Trust to a Unitholder or Repurchase Note issued to a Unitholder by Canetic Trust upon a redemption of Units will generally be equal to the fair market value of the note or Repurchase Note, as the case may be, at the time of distribution or issuance, respectively, less any accrued interest thereon. Such a Unitholder will be required to include in income interest paid or accrued on the note or Repurchase Note, as the case may be, in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the note, an offsetting deduction may be available. For purposes of computing the adjusted cost base to a holder of notes or Repurchase Notes, the respective costs must be averaged with the adjusted cost base to the holder of all notes or Repurchase Notes, as the case may be, held at that time by the holder as capital property. Unitholders who receive a note or a Repurchase Note should consult their own tax advisors, having regard to their own particular circumstances.

Taxation of Capital Gains and Capital Losses

One half of any capital gain realized by a Securityholder who is resident for purposes of the Tax Act, on a disposition or deemed disposition of Securities, and the amount of any net taxable capital gains designated by Canetic Trust in respect of a Unitholder, will be included in the Securityholder’s income under the Tax Act in the year of disposition or designation, as the case may be, as a taxable capital gain. One half of any capital loss (an

“allowable capital loss”) realized by a Securityholder upon a disposition of Securities may be deducted against any taxable capital gains realized by the Securityholder in the year of disposition, in any of the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Securityholder that is an individual may give rise to minimum tax depending on such Securityholder’s circumstances. A Securityholder that is a “Canadian controlled private corporation” as defined in the Tax Act may be liable to pay additional refundable tax on certain investment income, including taxable capital gains, but excluding certain income distributed from Canetic Trust which is deemed to be income from property.  Securityholders to whom these rules might apply should consult their own tax advisors.

Taxation of Dividends

A Securityholder who is resident in Canada for purposes of the Tax Act, and who receives a dividend, or a deemed dividend, will be subject, among other things, to the gross up and dividend tax credit provisions in respect of Securityholders who are individuals, the refundable tax under Part IV of the Tax Act in respect of certain Securityholders who are corporations, and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations for Securityholders that are corporations.

Taxation of Tax Exempt Unitholders

Subject to the specific provisions of any particular plan, the Units of Canetic Trust will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans as defined in the Tax Act (“Exempt Plans”). Such Exempt Plans will generally not be liable for tax in respect of any distributions received from Canetic Trust or any capital gain realized on the disposition of any Units of Canetic Trust.

Exempt Plans should contact their own tax advisors with regard to the acquisition of notes or Repurchase Notes on the redemption of Units to determine whether such indebtedness constitutes a qualified investment for such Exempt Plan having regard to their own circumstances. Certain negative tax consequences may arise where an Exempt Plan acquires or holds a non-qualified investment.

Taxation of Unitholders who are Non-Residents of Canada

Where Canetic Trust makes distributions to a Unitholder who is not resident in Canada, or deemed resident in Canada, for purposes of the Tax Act, the same general considerations as those discussed above with respect to a Unitholder who is resident in Canada will apply, except that any distribution of income of Canetic Trust to a Unitholder not resident in Canada will be subject to Canadian withholding tax at the rate of 25% unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder’s jurisdiction of residence. For example, Unitholders resident in the United States for purposes of the Canada-US Treaty will generally be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

The proportionate share of any distribution, which is in excess of a distribution of Canetic’s income, will generally be subject to a Canadian withholding tax of 15% if, at the time of the distribution, Units of Canetic Trust are listed on a prescribed stock exchange (which includes the TSX) and the value of Canetic Trust’s Units is primarily attributable to real property situated in Canada, Canadian resource property or a timber resource property. If a subsequent disposition of a Unit results in a capital loss to a non-resident Unitholder, a refund of the 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return.  A Non-Resident Canetic Unitholder will not be required to report such distribution in a Canadian tax return and such distribution will not reduce the adjusted cost base of the Unitholder Units.

A disposition or deemed disposition of Units of Canetic Trust, whether on redemption, by virtue of capital distributions in excess of a Unitholder’s adjusted cost base or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Unitholder who is not resident nor deemed to be a resident in Canada provided that the Units of Canetic Trust held by the Unitholder are not “taxable Canadian property” for the purposes of the Tax Act. Units of Canetic Trust will not constitute taxable Canadian property to a non-resident Unitholder unless: (i)

the Unitholder holds or uses, or is deemed to hold or use the Units in the course of carrying on business in Canada; (ii) the Units are “designated insurance property” of the Unitholder as defined for purposes of the Tax Act; (iii) at any time during the period of five years immediately preceding the disposition of the Units the Unitholder or persons with whom the Unitholder did not deal at arm’s length or any combination thereof, held more than 25% of the issued units of Canetic Trust or, either alone or together persons with whom the Unitholder did not deal at arm’s length, held options or rights to acquire more than 25% of the issued Units of Canetic Trust; or (iv) Canetic Trust is not a mutual fund trust on the date of disposition.

Non-resident Unitholders are urged to consult their own tax advisors having regard to their own particular circumstances.

Unitholders who are resident in the United States should refer to the section titled “The Arrangement — United States Federal Income Tax Considerations” for commentary which is specific to their jurisdiction.

United States Federal Income Tax Considerations

In the opinion of Dorsey & Whitney LLP, U.S. tax counsel to Acclaim, and Carter Ledyard & Milburn LLP, U.S. tax counsel to StarPoint, the following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from and relating to (a) the Arrangement and (b) the ownership and disposition of Canetic Units, TriStar Common Shares, and TriStar Arrangement Warrants received pursuant to the Arrangement.

The opinion of Dorsey & Whitney LLP and the opinion of Carter Ledyard & Milburn LLP rely on certain representations made by Acclaim and StarPoint (as of the date of this Information Circular, the Effective Time, and after the Effective Time, where relevant), are based on certain assumptions (including the absence of changes in existing facts and law, the completion of the Arrangement in accordance with the terms and conditions of the Arrangement Agreement and the Plan of Arrangement and in the manner described in this Information Circular, and that any representation made “to the knowledge of” the officers of Acclaim or StarPoint, or with similar qualification, is true and correct without regard to such qualification) and are subject to the limitations and qualifications set forth in this summary.  If any of these assumptions or representations is not accurate or true, the legal opinions cannot be relied upon and the U.S. federal income tax consequences to U.S. Holders of the Arrangement, and the ownership and disposition of Canetic Units, TriStar Common Shares, and TriStar Arrangement Warrants received pursuant to the Arrangement, could differ significantly and adversely from those described in this summary.  These legal opinions are not binding on the Internal Revenue Service (the “IRS”) or the U.S. courts, and no assurance can be provided that the conclusions reached in these legal opinions will not be challenged by the IRS or will be sustained by a U.S. court if so challenged.  In addition, Acclaim and StarPoint have not requested, and do not intend to request, a ruling from the IRS regarding any of the U.S. federal income tax consequences of (a) the Arrangement or (b) the ownership and disposition of Canetic Units, TriStar Common Shares, and TriStar Arrangement Warrants received pursuant to the Arrangement.

For purposes of this summary, the “Acclaim Exchange” means (a) the transfer by Acclaim Unitholders of Acclaim Units to MFCorp in exchange for MFCorp Special Shares, (b) the transfer of the assets of Acclaim to Canetic Trust in exchange for Canetic Units (followed by the liquidation of Acclaim), and (c) the redemption of the MFCorp Special Shares from the former Acclaim Unitholders in exchange for the Canetic Units (followed by the liquidation of MFCorp).  For purposes of this summary, the “StarPoint Exchange” means (a) the transfer by StarPoint Unitholders of StarPoint Units to MFCorp in exchange for MFCorp Special Shares, (b) the transfer of the assets of StarPoint to Canetic Trust in exchange for Canetic Units (followed by the liquidation of StarPoint), and (c) the redemption of the MFCorp Shares from the former StarPoint Unitholders in exchange for the Canetic Units (followed by the liquidation of MFCorp).  For purposes of this summary, the “TriStar Distribution” means the distribution by Acclaim and StarPoint of the TriStar Common Shares and the issuance by TriStar of the TriStar Arrangement Warrants, or cash paid in lieu thereof (in the case of Acclaim Odd Lot Holders or StarPoint Odd Lot Holders) to the Acclaim Unitholders and StarPoint Unitholders.  For purposes of this summary, the “ACT Distribution” means (a) the distribution of the ACT Special Preferred Units by Acclaim to the Acclaim Unitholders, (b) the redemption of those ACT Special Preferred Units by Acclaim in exchange for Acclaim Units, and (c) the readjustment to the number of outstanding Acclaim Units.  For purposes of this summary, the “SCT Distribution” means (a) the distribution of the SCT Preferred Units by StarPoint to the StarPoint Unitholders, (b) the redemption of those SCT Preferred Units by StarPoint in exchange for StarPoint Units, and (c) the readjustment to the number of outstanding StarPoint Units.

Because Acclaim, StarPoint, and Canetic Trust each should be classified as foreign corporations for U.S. federal income tax purposes (even though they are organized as unincorporated open-end investment trusts under Canadian law) this summary reflects this corporate classification and uses terminology consistent with this classification, including references to “dividends” and “earnings and profits.”

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement or the ownership and disposition of Canetic Units, TriStar Common Shares, and TriStar Arrangement Warrants received pursuant to the Arrangement.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder of the Arrangement and the ownership and disposition of Canetic Units, TriStar Common Shares, and TriStar Arrangement Warrants received pursuant to the Arrangement.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Canetic Units, TriStar Common Shares, and TriStar Arrangement Warrants received pursuant to the Arrangement.

To ensure compliance with U.S. Treasury Department Circular 230, U.S. Holders are hereby notified that:  (a) any discussion of U.S. federal tax issues in this Information Circular is not intended or written to be relied upon, and cannot be relied upon by a U.S. Holder, for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code of 1986; (b) this summary was written in connection with the promotion or marketing of the transactions or matters addressed in this Information Circular; and (c) each U.S. Holder should seek advice based on such U.S. Holder’s particular circumstances from an independent tax advisor.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Information Circular.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Acclaim Units or StarPoint Units (or, following the completion of the Arrangement, a beneficial owner of Canetic Units, TriStar Common Shares, or TriStar Arrangement Warrants) that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes, (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A “non-U.S. Holder” is a beneficial owner of Acclaim Units or StarPoint Units (or, following the completion of the Arrangement, a beneficial owner of Canetic Units, TriStar Common Shares, or TriStar Arrangement Warrants) other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders of the Arrangement or the ownership and disposition of Canetic Units, TriStar Common Shares, and TriStar Arrangement Warrants received pursuant to the Arrangement.  Accordingly, non-U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement and the ownership and disposition of Canetic Units, TriStar Common Shares, and TriStar Arrangement Warrants received pursuant to the Arrangement.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Arrangement, or the ownership and disposition of Canetic Units, TriStar Common Shares, and TriStar Arrangement Warrants received pursuant to the Arrangement, to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Acclaim Units or StarPoint Units (or, following the completion of the Arrangement, U.S. Holders that will own Canetic Units, TriStar Common Shares, or TriStar Arrangement Warrants) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Acclaim Units or StarPoint Units (or, following the completion of the Arrangement, U.S. Holders that acquire Canetic Units, TriStar Common Shares, or TriStar Arrangement Warrants) in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Acclaim Units or StarPoint Units (or, following the completion of the Arrangement, U.S. Holders that will hold Canetic Units, TriStar Common Shares, or TriStar Arrangement Warrants) other than as a capital asset within the meaning of section 1221 of the Code; or (h) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding equity interests of Acclaim or StarPoint (or, following the completion of the Arrangement, U.S. Holders that will own, directly or indirectly, 10% or more, by voting power or value, of the outstanding equity interests of Canetic Trust or stock of TriStar).  In addition, this summary does not discuss the application of the “alternative minimum tax” rules under the Code.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants received pursuant to the Arrangement.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) beneficially owns Acclaim Units or StarPoint Units (or, following the completion of the Arrangement, Canetic Units, TriStar Common Shares, or TriStar Arrangement Warrants), the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership.  Partners in a partnership that beneficially owns Acclaim Units or StarPoint Units (or, following the completion of the Arrangement, Canetic Units, TriStar Common Shares, or TriStar Arrangement Warrants) should consult their own financial advisor, legal counsel, or accountant as to the U.S. federal income, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Canetic Units, TriStar Common Shares, and TriStar Arrangement Warrants received pursuant to the Arrangement.

Tax Consequences in Other Jurisdictions Not Addressed

This summary does not address the U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S., to U.S. Holders of the Arrangement or the ownership and disposition of Canetic Units, TriStar Common Shares, and TriStar Arrangement Warrants received pursuant to the Arrangement.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Canetic Units, TriStar Common Shares, and TriStar Arrangement Warrants received pursuant to the Arrangement.

Transactions Not Addressed

Other than the Acclaim Exchange, the StarPoint Exchange, the TriStar Distribution, the ACT Distribution, and the SCT Distribution, this summary does not address the U.S. federal income tax consequences of transactions entered into prior to, concurrently with, or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement).  For example, this summary does not address the U.S. federal income tax consequences of any of the following transactions:  (a) any exchange of Acclaim Exchangeable Shares or StarPoint Exchangeable Shares for Canetic Units or any receipt of TriStar Common Shares and TriStar Arrangement Warrants with respect to the Acclaim Exchangeable Shares or StarPoint Exchangeable Shares; (b) any vesting, exercise, assumption, conversion, or other transaction involving the Acclaim Rights, the StarPoint Rights, or any other rights to acquire Acclaim Securities or StarPoint Securities; (c) any conversion, assumption, sale, or other transaction involving any Acclaim Debentures, StarPoint Debentures, or other debenture or debt instrument of Acclaim or StarPoint; (d) any purchase or disposition of TriStar FinCo Common Shares, TriStar FinCo Performance Shares, or TriStar Performance Shares.

U.S. Federal Income Tax Consequences of the Arrangement

The Arrangement will be effected under applicable provisions of Canadian law, which are technically different from analogous provisions of U.S. law.  No statutory, judicial, or administrative authority exists that directly addresses the U.S. federal income tax consequences of certain aspects of the Arrangement.  Therefore, the U.S. federal income tax consequences of certain aspects of the Arrangement are not certain.

The Exchanges as Tax-Deferred Reorganizations

Although there is significant uncertainty, it is more likely than not that the Acclaim Exchange will qualify as a tax-deferred reorganization under section 368(a)(1) of the Code (a “Reorganization”) with respect to Acclaim and the StarPoint Exchange will qualify as a Reorganization with respect to StarPoint.  This conclusion is based, in part, on treating the various transactions that constitute the Acclaim Exchange and the various transactions that constitute the StarPoint Exchange as a single, integrated transaction for U.S. federal income tax purposes.

However, there is no direct legal authority that addresses the proper treatment of the Acclaim Exchange or the StarPoint Exchange for U.S. federal income tax purposes.  Accordingly, the opinion of Dorsey & Whitney LLP that it is more likely than not that the Acclaim Exchange will qualify as a Reorganization and the opinion of Carter Ledyard & Milburn LLP that it is more likely than not that the StarPoint Exchange will qualify as a Reorganization are subject to significant uncertainty.  There can be no assurance that the IRS will not challenge the qualification of the Acclaim Exchange and the StarPoint Exchange as Reorganizations or that, if challenged, a U.S. court would not agree with the IRS.  In addition, it is possible that the Acclaim Exchange will qualify as a Reorganization, but the StarPoint exchange will not qualify as a Reorganization, or that the StarPoint Exchange will qualify as a Reorganization, but the Acclaim Exchange will not qualify as a Reorganization.  For the sake of clarity, this summary assumes that either both the Acclaim Exchange and the StarPoint Exchange will qualify as Reorganizations or both the Acclaim Exchange and the StarPoint Exchange will not qualify as Reorganizations.

If the Acclaim Exchange and the StarPoint Exchange qualify as Reorganizations, the following U.S. federal income tax consequences would result to U.S. Holders:

(a)                                  no gain or loss would be recognized by a U.S. Holder upon the exchange of Acclaim Units or StarPoint Units for Canetic Units pursuant to the Arrangement;

(b)                                 the tax basis of a U.S. Holder in the Canetic Units acquired in exchange for Acclaim Units or StarPoint Units pursuant to the Arrangement would be equal to such U.S. Holder’s tax basis in the Acclaim Units or StarPoint Units exchanged, subject to potential adjustment as discussed below (see “The TriStar Distribution”);

(c)                                  the holding period of a U.S. Holder for the Canetic Units acquired in exchange for Acclaim Units or StarPoint Units pursuant to the Arrangement would include such U.S. Holder’s holding period for the Acclaim Units or StarPoint Units exchanged; and

(d)                                 upon the receipt of the TriStar Distribution, a U.S. Holder would (i) be treated as receiving “boot” under section 356 of the Code, (ii) be treated as receiving a taxable distribution under section 301 of the Code, or (iii) be treated as receiving in part “boot” under section 356 of the Code and in part a taxable distribution under section 301 of the Code, as discussed below (see “The TriStar Distribution”).

In addition, U.S. Holders that exchange Acclaim Units or StarPoint Units for Canetic Units pursuant to the Arrangement generally would be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and to retain certain records related to the Arrangement.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding its information reporting and record retention responsibilities in connection with the Arrangement.

The Exchanges as Taxable Transactions

If the Acclaim Exchange and the StarPoint Exchange do not qualify as Reorganizations, the following U.S. federal income tax consequences would result to U.S. Holders:

(a)                                  a U.S. Holder would recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the Canetic Units received in exchange for Acclaim Units or StarPoint Units pursuant to the Arrangement and (ii) the tax basis of such U.S. Holder in the Acclaim Units or StarPoint Units exchanged, subject to the discussion below regarding the receipt of the TriStar Distribution (see “The TriStar Distribution”);

(b)                                 the tax basis of a U.S. Holder in the Canetic Units received in exchange for Acclaim Units or StarPoint Units pursuant to the Arrangement would be equal to the fair market value of such Canetic Units on the date of receipt;

(c)                                  the holding period of a U.S. Holder for the Canetic Units received in exchange for Acclaim Units or StarPoint Units pursuant to the Arrangement would begin on the day after the date of receipt; and

(d)                                 upon the receipt of the TriStar Distribution, a U.S. Holder would (i) be treated as receiving additional consideration in exchange for Acclaim Units or StarPoint Units pursuant to the Arrangement, (ii) be treated as receiving a taxable distribution under section 301 of the Code, or (iii) be treated as receiving in part additional consideration in exchange for Acclaim Units or StarPoint Units pursuant to the Arrangement and in part a taxable distribution under section 301 of the Code, as discussed below (see “The TriStar Distribution”).

The gain or loss described in clause (a) immediately above generally should be capital gain or loss, which will be long-term capital gain or loss if such Acclaim Units or StarPoint Units are held for more than one year.  Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to complex limitations under the Code.

The TriStar Distribution

As described below, the U.S. federal income tax treatment of the TriStar Distribution will depend, in part, on whether the Acclaim Exchange and the StarPoint Exchange qualify as Reorganizations.

The Exchanges as Tax-Deferred Reorganizations

Assuming that the Acclaim Exchange and the StarPoint Exchange qualify as Reorganizations, upon the receipt of the TriStar Distribution, a U.S. Holder should (a) be treated as receiving “boot” under section 356 of the Code, (b)

be treated as receiving a taxable distribution under section 301 of the Code, or (c) be treated as receiving in part “boot” under section 356 of the Code and in part a taxable distribution under section 301 of the Code (based upon the relative fair market values of the assets of TriStar received from Acclaim and StarPoint, respectively).  The proper U.S. federal income tax treatment of the TriStar Distribution is uncertain, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the receipt of the TriStar Distribution.

To the extent that the TriStar Distribution is treated as “boot” under section 356 of the Code, a U.S. Holder would recognize gain (but not loss) in an amount equal to the lesser of (a) the excess, if any, of (i) the sum of the fair market value of the TriStar Common Shares and TriStar Arrangement Warrants, or cash paid in lieu thereof, received (without reduction for any Canadian income tax withheld) plus the fair market value of the Canetic Units received over (ii) the tax basis of such U.S. Holder in the Acclaim Units or StarPoint Units exchanged pursuant to the Arrangement or (b) the fair market value of the TriStar Common Shares and TriStar Arrangement Warrants, or cash paid in lieu thereof, received (without reduction for any Canadian income tax withheld).  Any such recognized gain generally should be treated as capital gain, which will be long-term capital gain if such Acclaim Units or StarPoint Units are held for more than one year.  However, if the receipt of the TriStar Distribution has the effect of a distribution of a dividend to a U.S. Holder for U.S. federal income tax purposes (under sections 356 and 302 of the Code), such recognized gain generally would be treated as a dividend to the extent of the accumulated “earnings and profits” (as determined under the Code) of Acclaim or StarPoint, respectively (or, possibly, the current and accumulated “earning and profits” of Canetic Trust, which would include the earnings and profits of Acclaim and StarPoint).  In addition, the tax basis of a U.S. Holder in the Canetic Units acquired in exchange for Acclaim Units or StarPoint Units pursuant to the Arrangement would be equal to (a) such U.S. Holder’s tax basis in the Acclaim Units or StarPoint Units exchanged, (b) decreased by the fair market value of the TriStar Common Shares and TriStar Arrangement Warrants, or cash paid in lieu thereof, received (without reduction for any Canadian income tax withheld) and (c) increased by the amount of gain, if any, recognized or any amount treated as a dividend, as described in this paragraph.

To the extent that the TriStar Distribution is treated as a taxable distribution under section 301 of the Code, except as discussed below in this paragraph, a U.S. Holder of Acclaim Units would be treated as receiving a distribution from Acclaim, and a U.S. Holder of StarPoint Units would be treated as receiving a distribution from StarPoint, in an amount equal to the fair market value of the TriStar Common Shares and TriStar Arrangement Warrants, or cash paid in lieu thereof, received (without reduction for any Canadian income tax withheld).  This distribution would be treated as a dividend to a U.S. Holder of Acclaim Units to the extent of the current or accumulated “earnings and profits” (as determined under the Code) of Acclaim, and would be treated as a dividend to a U.S. Holder of StarPoint Units to the extent of the current or accumulated “earnings and profits” (as determined under the Code) of StarPoint.  Any such dividend generally should qualify for the reduced U.S. federal income tax rates applicable to “qualified dividend income” in the case of a U.S. Holder that is an individual, estate, or trust and that satisfies certain holding period requirements.  Any such dividend generally will not be eligible for the “dividends received deduction” under the Code.  To the extent that this distribution exceeds the current and accumulated “earnings and profits” of Acclaim or StarPoint, respectively, this distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Acclaim Units or StarPoint Units, respectively, and, (b) thereafter, as gain from the sale or exchange of the Acclaim Units or StarPoint Units, respectively.  In the alternative, the TriStar Arrangement Warrants (but not the TriStar Common Shares) may be treated as being distributed by TriStar (and not by Acclaim or StarPoint), in which case the rules of this paragraph generally would apply in determining the extent to which such distribution by TriStar would be treated as a dividend, a tax-free return of capital, or gain from the sale or exchange of the TriStar Common Shares.

In either case, the tax basis of a U.S. Holder in the TriStar Common Shares and TriStar Arrangement Warrants should be equal to the fair market value of the TriStar Common Shares and TriStar Arrangement Warrants on the date of receipt, and the holding period of a U.S. Holder in the TriStar Common Shares and TriStar Arrangement Warrants should begin on the day after the date of receipt.

The Exchanges as Taxable Transactions

Assuming that the Acclaim Exchange and the StarPoint Exchange do not qualify as Reorganizations, upon the receipt of the TriStar Distribution, a U.S. Holder should (a) be treated as receiving additional consideration in exchange for Acclaim Units or StarPoint Units pursuant to the Arrangement, (b) be treated as receiving a taxable distribution under section 301 of the Code, or (c) be treated as receiving in part additional consideration in exchange for Acclaim Units or StarPoint Units pursuant to the Arrangement and in part a taxable distribution under section 301 of the Code (based upon the relative fair market values of the assets of TriStar received from Acclaim and StarPoint, respectively).  The proper U.S. federal income tax treatment of the TriStar Distribution is uncertain, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the receipt of the TriStar Distribution.

To the extent that the TriStar Distribution is treated as additional consideration received in exchange for Acclaim Units or StarPoint Units pursuant to the Arrangement, a U.S. Holder would recognize gain or loss in an amount equal to the difference, if any, between (a) the sum of the fair market of the TriStar Common Shares and TriStar Arrangement Warrants, or cash paid in lieu thereof, received (without reduction for any Canadian income tax withheld) plus the fair market value of the Canetic Units received in exchange for Acclaim Units or StarPoint Units pursuant to the Arrangement and (b) the tax basis of such U.S. Holder in the Acclaim Units or StarPoint Units exchanged.  Such gain or loss generally should be capital gain or loss, which will be long-term capital gain or loss if such Acclaim Units or StarPoint Units are held for more than one year.

To the extent that the TriStar Distribution is treated as a taxable distribution under section 301 of the Code, except as discussed below in this paragraph, a U.S. Holder of Acclaim Units would be treated as receiving a distribution from Acclaim, and a U.S. Holder of StarPoint Units would be treated as receiving a distribution from StarPoint, in an amount equal to the fair market value of the TriStar Common Shares and TriStar Arrangement Warrants, or cash paid in lieu thereof, received (without reduction for any Canadian income tax withheld).  This distribution would be treated as a dividend to a U.S. Holder of Acclaim Units to the extent of the current or accumulated “earnings and profits” (as determined under the Code) of Acclaim, and would be treated as a dividend to a U.S. Holder of StarPoint Units to the extent of the current or accumulated “earnings and profits” (as determined under the Code) of StarPoint.  Any such dividend generally should qualify for the reduced U.S. federal income tax rates applicable to “qualified dividend income” in the case of a U.S. Holder that is an individual, estate, or trust and that satisfies certain holding period requirements.  Any such dividend generally will not be eligible for the “dividends received deduction” under the Code.  To the extent that this distribution exceeds the current and accumulated “earnings and profits” of Acclaim or StarPoint, respectively, this distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Acclaim Units or StarPoint Units, respectively and, (b) thereafter, as gain from the sale or exchange of the Acclaim Units or StarPoint Units, respectively.  In the alternative, the TriStar Arrangement Warrants (but not the TriStar Common Shares) may be treated as being distributed by TriStar (and not by Acclaim or StarPoint), in which case the rules of this paragraph generally would apply in determining the extent to which such distribution by TriStar would be treated as a dividend, a tax-free return of capital, or gain from the sale or exchange of the TriStar Common Shares.

In either case, the tax basis of a U.S. Holder in the TriStar Common Shares and TriStar Arrangement Warrants should be equal to the fair market value of the TriStar Common Shares and TriStar Arrangement Warrants on the date of receipt, and the holding period of a U.S. Holder in the TriStar Common Shares and TriStar Arrangement Warrants should begin on the day after the date of receipt.

The ACT Distribution and the SCT Distribution

Based on the substance and end result of the ACT Distribution and the SCT Distribution, the ACT Distribution and the SCT Distribution may be ignored for U.S. federal income tax purposes.  However, based on the form of the ACT Distribution and the SCT Distribution, the ACT Distribution may be treated as a taxable distribution by Acclaim under section 301 of the Code, and the SCT Distribution may be treated as a taxable distribution by StarPoint under section 301 of the Code.  The proper U.S. federal income tax treatment of the ACT Distribution and the SCT Distribution is uncertain, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the ACT Distribution and the SCT Distribution.

If the ACT Distribution and the SCT Distribution are treated as taxable distributions under section 301 of the Code, a U.S. Holder of Acclaim Units would be treated as receiving a distribution from Acclaim in an amount equal to the fair market value of the ACT Special Preferred Units received, and a U.S. Holder of StarPoint Units would be treated as receiving a distribution from StarPoint in an amount equal to the fair market value of the SCT Preferred

Units received.  This distribution would be treated as a dividend to a U.S. Holder of Acclaim Units to the extent of the current or accumulated “earnings and profits” (as determined under the Code) of Acclaim, and would be treated as a dividend to a U.S. Holder of StarPoint Units to the extent of the current or accumulated “earnings and profits” (as determined under the Code) of StarPoint.  Any such dividend generally should qualify for the reduced U.S. federal income tax rates applicable to “qualified dividend income” in the case of a U.S. Holder that is an individual, estate, or trust and that satisfies certain holding period requirements.  Any such dividend generally will not be eligible for the “dividends received deduction” under the Code.  To the extent that this distribution exceeds the current and accumulated “earnings and profits” of Acclaim or StarPoint, respectively, this distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Acclaim Units or StarPoint Units, respectively, and, (b) thereafter, as gain from the sale or exchange of the Acclaim Units or StarPoint Units, respectively.

Generally, any Canadian taxes paid on behalf of a U.S. Holder by Acclaim in connection with the ACT Distribution, or on behalf of a U.S. Holder by StarPoint in connection with the SCT Distribution, should be treated as (a) ordinary income, (b) a taxable distribution under section 301 of the Code by Acclaim or StarPoint, respectively, or (c) “boot” under section 356 of the Code to such U.S. Holder.  (See “Other Considerations - Foreign Tax Credit”)

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights and is paid cash in exchange for all of such U.S. Holder’s Acclaim Units or StarPoint Units generally would recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Acclaim Units or StarPoint Units surrendered (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Acclaim Units or StarPoint Units surrendered.  Such gain or loss generally should be capital gain or loss, which will be long-term capital gain or loss if such Acclaim Units or StarPoint Units are held for more than one year.  Deductions for capital losses are subject to complex limitations under the Code.

The Ownership and Disposition of Canetic Units

Distributions With Respect to Canetic Units

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Canetic Units generally will be required to include the amount of such distribution in gross income as a dividend to the extent of the current or accumulated “earnings and profits” (as determined under the Code) of Canetic Trust (without reduction for any Canadian income tax withheld).  Any such dividend paid before January 1, 2009 generally should qualify for the reduced U.S. federal income tax rates applicable to “qualified dividend income” if (a) Canetic Trust is eligible for the benefits of the Canada-U.S. Tax Convention or the Canetic Units are readily tradable on an established securities market in the U.S., (b) Canetic Trust is not a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) for the taxable year in which the dividend is paid or the preceding taxable year, and (c) the U.S. Holder is an individual, estate, or trust and satisfies certain holding period requirements.  Any such dividend generally will not be eligible for the “dividends received deduction” under the Code.  To the extent that a distribution received with respect to the Canetic Units exceeds the current and accumulated “earnings and profits” of Canetic Trust, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Canetic Units and, (b) thereafter, as gain from the sale or exchange of the Canetic Units.

Dispositions of Canetic Units

Except as described below, a U.S. Holder generally would recognize gain or loss on the sale or other taxable disposition of Canetic Units in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Canetic Units sold or otherwise disposed of.  Such gain or loss generally should be a capital gain or loss, which will be long-term capital gain or loss if such Canetic Units are held for more than one year.  Deductions for capital losses are subject to complex limitations under the Code.

In certain circumstances, amounts received by a U.S. Holder upon redemption of Canetic Units may be treated as a dividend, rather than as a payment in exchange for Canetic Units which results in recognition of capital gain or loss, as described above.  In these circumstances, the redemption payment would be treated as ordinary dividend income to the extent that such payment is made out of the current or accumulated “earnings and profits” (as determined under the Code) of Canetic Trust. The determination of whether a redemption will be treated as a dividend rather than as payment in exchange for Canetic Units will depend upon whether and to what extent the redemption reduces the U.S. Holder’s percentage ownership interest in Canetic Trust.  A redemption will be treated as an exchange that produces a capital gain or loss if the redemption either (a) completely terminates the U.S. Holder’s interest in Canetic Trust under section 302(b)(3) of the Code, (b) is “substantially disproportionate” with respect to the U.S. Holder under section 302(b)(2) of the Code, or (c) is “not essentially equivalent to a dividend” under section 302(b)(1) of the Code.

A redemption will completely terminate a U.S. Holder’s interest in Canetic Trust if, as a result of the redemption, such U.S. Holder no longer owns any Canetic Units directly or constructively after application of the attribution rules of sections 302(c) and 318 of the Code.  A redemption generally will be “substantially disproportionate” with respect to a U.S. Holder if (a) the ratio of the Canetic Units owned by such U.S. Holder (including Canetic Units attributed to the U.S. Holder under sections 302(c) and 318 of the Code) immediately after the redemption to all the Canetic Units is less than 80% of the same ratio for the Canetic Units owned by the U.S. Holder immediately before the redemption, and (b) the U.S. Holder owns less than 50% of the combined voting power of the Canetic Units immediately after the redemption.  Whether a redemption is “not essentially equivalent to a dividend” with respect to a U.S. Holder will depend upon the U.S. Holder’s particular circumstances.  The IRS has ruled that a redemption of a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is “not essentially equivalent to a dividend” if such shareholder has any reduction in such shareholder’s percentage stock ownership.  In determining whether any of the foregoing tests have been satisfied, the U.S. Holder is deemed, under the constructive ownership rules of sections 302(c) and 318 of the Code, to own any Canetic Units owned by certain related persons and entities and any Canetic Units which the U.S. Holder or certain related persons and entities have an option to acquire.  The rules under sections 302 and 318 of the Code are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant to determine whether in the U.S. Holder’s own particular case a redemption of Canetic Units will be treated as a dividend or as a payment in exchange for the Canetic Units.

Passive Foreign Investment Company Status

The foregoing discussion assumes that Canetic Trust will not be a PFIC.  Acclaim and StarPoint expect that Canetic Trust will not be considered a PFIC for the taxable year that includes the day after the Effective Date.  Whether Canetic Trust will be considered a PFIC for this taxable year, or for any subsequent taxable year, will depend on the assets and income of Canetic Trust over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular.  Accordingly, there can be no assurance that Canetic Trust will not be considered a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year.

Canetic Trust generally would be a PFIC for a taxable year if (a) 75% or more of the gross income of Canetic Trust for such taxable year is passive income or (b) 50% or more of the assets held by Canetic Trust either produce passive income or are held for the production of passive income, based on the fair market value of such assets.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, active business gains arising from the sale of commodities generally are excluded from “passive income” if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

In the event that Canetic Trust were a PFIC, U.S. Holders of Canetic Units generally would be subject to adverse and complex U.S. federal income tax consequences under the PFIC rules, which are not described in this summary.

Accordingly, each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the potential classification of Canetic Trust as a PFIC and how the PFIC rules would affect the U.S. federal income tax consequences of the ownership and disposition of Canetic Units.

The Ownership and Disposition of TriStar Common Shares

Distributions With Respect to TriStar Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the TriStar Common Shares generally will be required to include the amount of such distribution in gross income as a dividend to the extent of the current or accumulated “earnings and profits” (as determined under the Code) of TriStar (without reduction for any Canadian income tax withheld).  Any such dividend paid before January 1, 2009 generally should qualify for the reduced U.S. federal income tax rates applicable to “qualified dividend income” if (a) TriStar is eligible for the benefits of the Canada-U.S. Tax Convention or the TriStar Common Shares are readily tradable on an established securities market in the U.S., (b) TriStar is not a PFIC for the taxable year in which the dividend is paid or the preceding taxable year, and (c) the U.S. Holder is an individual, estate, or trust and satisfies certain holding period requirements.  Any such dividend generally will not be eligible for the “dividends received deduction” under the Code.  To the extent that a distribution received with respect to the TriStar Common Shares exceeds the current and accumulated “earnings and profits” of TriStar, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the TriStar Common Shares and, (b) thereafter, as gain from the sale or exchange of the TriStar Common Shares.

Dispositions of TriStar Common Shares

A U.S. Holder generally would recognize gain or loss on the sale or other taxable disposition of TriStar Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the TriStar Common Shares sold or otherwise disposed of.  Such gain or loss generally should be a capital gain or loss, which will be long-term capital gain or loss if such TriStar Common Shares are held for more than one year.  Deductions for capital losses are subject to complex limitations under the Code.

The Exercise, Disposition, and Lapse of TriStar Arrangement Warrants

Exercise of TriStar Arrangement Warrants

A U.S. Holder may exercise TriStar Arrangement Warrants only in limited circumstances and for a limited period.  A U.S. Holder generally would not recognize gain or loss on the exercise of a TriStar Arrangement Warrant and related receipt of a TriStar Common Share.  A U.S. Holder’s initial tax basis in the TriStar Common Share received on the exercise of a TriStar Arrangement Warrant generally should be equal to the sum of (a) such U.S. Holder’s tax basis in such TriStar Arrangement Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such TriStar Arrangement Warrant.  A U.S. Holder’s holding period for the TriStar Common Share received on the exercise of a TriStar Arrangement Warrant generally should begin on the day after the date that such TriStar Arrangement Warrant is exercised by such U.S. Holder.

Disposition of TriStar Arrangement Warrants

A U.S. Holder generally would recognize gain or loss on the sale or other taxable disposition of a TriStar Arrangement Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the TriStar Arrangement Warrant sold or otherwise disposed of.  Such gain or loss generally should be a capital gain or loss (provided that the Tri Star Common Share to be issued on the exercise of such TriStar Arrangement Warrant would have been a capital asset within the meaning of section 1221 of the Code if acquired by the U.S. Holder), which will be short-term capital gain or loss (due to the limited period during which the TriStar Arrangement Warrants may be exercised by a U.S. Holder).  Deductions for capital losses are subject to complex limitations under the Code.

Lapse of TriStar Arrangement Warrants

Upon the lapse or expiration of a TriStar Arrangement Warrant, a U.S. Holder should recognize a loss in an amount equal to such U.S. Holder’s tax basis in the TriStar Arrangement Warrant.  Any such loss generally should be a capital loss (provided that the TriStar Common Share to be issued on the exercise of such TriStar Arrangement Warrant would have been a capital asset if acquired by the U.S. Holder), which will be short-term capital loss (due to the limited period during which the TriStar Arrangement Warrants may be exercised by a U.S. Holder).  Deductions for capital losses are subject to complex limitations under the Code.

Passive Foreign Investment Company Status

The foregoing discussion assumes that TriStar will not be a PFIC.  Acclaim and StarPoint expect that TriStar will not be considered as a PFIC for the taxable year that includes the day after the Effective Date.  Whether TriStar will be considered a PFIC for this taxable year, or for any subsequent taxable year, will depend on the assets and income of TriStar over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular.  Accordingly, there can be no assurance that TriStar will not be considered a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year.

TriStar generally would be a PFIC for a taxable year if (a) 75% or more of the gross income of TriStar for such taxable year is passive income or (b) 50% or more of the assets held by TriStar either produce passive income or are held for the production of passive income, based on the fair market value of such assets.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, active business gains arising from the sale of commodities generally are excluded from “passive income” if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

In the event that TriStar were a PFIC, U.S. Holders of TriStar Common Shares and TriStar Arrangement Warrants generally would be subject to adverse and complex U.S. federal income tax consequences under the PFIC rules, which are not described in this summary.  Accordingly, each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the potential classification of TriStar as a PFIC and how the PFIC rules would affect the U.S. federal income tax consequences of the ownership and disposition of TriStar Common Shares and TriStar Arrangement Warrants.

Other Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Canetic Units or TriStar Common Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a United States person (as defined in section 7701(a)(30) of the Code) should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty.  However, the amount of a distribution that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian tax purposes, resulting in a reduced foreign tax credit allowance.  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income).  Dividends paid by a foreign corporation generally should be categorized as “passive income” or, in the case of certain shareholders, “financial services income” for this purpose.  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated).  In addition, special foreign tax credit rules apply to a U.S. Holder that receives “qualified dividend income” that is subject to reduced U.S. federal income tax rates.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution paid in Canadian dollars to a U.S. Holder in connection with the Arrangement or in connection with the ownership of Canetic Units or TriStar Common Shares generally will be equal to the U.S. dollar value of such Canadian dollars based on the exchange rate applicable on the date of receipt (regardless of whether such Canadian dollars are converted into U.S. dollars at that time).  A U.S. Holder that receives a distribution in Canadian dollars and converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.

The amount realized by a cash basis U.S. Holder that receives Canadian dollars in connection with the exercise Dissent Rights or in connection with the sale or other taxable disposition of Canetic Units or TriStar Common Shares generally will be based on the U.S. dollar value of the Canadian dollars received as determined on the settlement date of the exchange.  An accrual basis U.S. Holder may elect to apply the same treatment as a cash basis U.S. Holder, provided that the election is applied consistently from year to year (which election may not be changed without the consent of the IRS).  If an accrual basis U.S. Holder does not elect to apply the same treatment as a cash basis U.S. Holder, such accrual basis U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the Canadian dollars received prevailing on the date of the exchange and the date of payment, which generally would be treated as U.S. source ordinary income or loss.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Acclaim Units, StarPoint Units, Canetic Units, or TriStar Common Shares generally will be subject to information reporting and backup withholding tax, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Right to Dissent

The following description of the right to dissent and appraisal to which Registered Holders (collectively, “Dissenting Securityholders”) are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Dissenting Securityholder’s Securities and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix C, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix K.  A Dissenting Securityholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order.  Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.  Pursuant to the Interim Order, Dissenting Securityholders are entitled, in addition to any other right such Dissenting Securityholder may have, to dissent and to be paid by Acclaim or StarPoint, as the case may be, the fair value of the Securities held by such Dissenting Securityholder in respect of which such Dissenting Securityholder dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution from which such Dissenting Securityholder dissents was adopted.  A Dissenting Securityholder may dissent only with respect to all of the Securities held by such Dissenting Securityholder or on behalf of any one beneficial owner and registered in the Dissenting Securityholder’s name. Only Registered Holders may dissent.  Persons who are beneficial owners of Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the registered owner of such securities.  A Registered Holder, such as a broker, who holds Securities as nominee for beneficial holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the Securities held for such beneficial owners.  In such case, the demand for dissent should set forth the number of Securities covered by it.

Dissenting Acclaim Securityholders must provide a written objection to the Acclaim Arrangement Resolution to Acclaim c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention:  Daniel J. McDonald, Q.C. by 4:00 p.m. on the Business Day immediately preceding the date of the Acclaim Meeting.  Dissenting StarPoint Securityholders must provide a written objection to the StarPoint Arrangement Resolution to StarPoint c/o Heenan Blaikie LLP, 12th Floor, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, Attention:  Thomas Cotter, by 4:00 p.m. on the Business Day immediately preceding the date of the StarPoint Meeting.  No Securityholder who has voted in favour of the applicable Arrangement Resolution shall be entitled to dissent with the respect to the Arrangement.  A Dissenting Securityholder may not exercise the right of dissent in respect of only a portion of such Dissenting Securityholder’s Securities, but may dissent only with respect to all of the Securities held by the Dissenting Securityholder.

An application may be made to the Court of Queen’s Bench of Alberta by Canetic or by a Dissenting Securityholder after the adoption of the Arrangement Resolutions to fix the fair value of the Dissenting Securityholder’s Securities.  If such an application to the Court is made by Canetic or a Dissenting Securityholder, Canetic must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay the Dissenting Securityholder an amount considered by the Canetic Board of Directors to be the fair value of the Securities, as applicable.  The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if Canetic is the applicant, or within 10 days after Canetic is served with notice of the application, if a Dissenting Securityholder is the applicant.  The offer will be made on the same terms to each Dissenting Securityholder of Securities, as applicable, and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with Canetic for the purchase of such holder’s Securities in the amount of the offer made by Canetic (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal.  On the application, the

Court will make an order fixing the fair value of the Securities, as applicable, of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against Canetic and in favour of each of those Dissenting Securityholders, and fixing the time within which Canetic must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Securityholder, until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between Canetic and the Dissenting Securityholder as to the payment to be made by Canetic to the Dissenting Securityholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of such holder’s Securities, in the amount agreed to between Canetic and the Dissenting Securityholder or in the amount of the judgment, as the case may be.  Until one of these events occurs, the Dissenting Securityholder may withdraw the Dissenting Securityholder’s dissent, or if the Arrangement has not yet become effective, Acclaim or StarPoint may rescind the applicable Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Dissenting Securityholder will be discontinued.

Canetic shall not make a payment to a Dissenting Securityholder in accordance with Section 191 if there are reasonable grounds for believing that Canetic is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Canetic would thereby be less than the aggregate of its liabilities.  In such event, Canetic shall notify each Dissenting Securityholder that it is unable lawfully to pay Dissenting Securityholders for their securities, as applicable, in which case the Dissenting Securityholder may, by written notice to Canetic within 30 days after receipt of such notice, withdraw such holder’s written objection, in which case Canetic shall be deemed to consent to the withdrawal and such Dissenting Securityholder shall be reinstated with full rights as a Securityholder, failing which such Dissenting Securityholder retains status as a claimant against Canetic to be paid as soon as Canetic is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Canetic but in priority to its shareholders.

All Securities held by Dissenting Securityholders who exercise their right to dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Canetic and cancelled in exchange for such fair value or will, if such Dissenting Securityholders ultimately are not so entitled to be paid the fair value thereof, be deemed to be changed into Canetic Units, TriStar Common Shares and TriStar Arrangement Warrants (provided they shall not have expired prior to such time) on the same basis as all other Securityholders pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of their Securities. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Securityholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix K to this Information Circular and consult their own legal advisor.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that, holders of not greater than 5% of the outstanding Acclaim Securities shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date and that holders of not greater than 5% of the outstanding StarPoint Securities shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

Interests of Certain Persons or Companies in the Matters to be Acted Upon

The directors and officers of AEI and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 824,339 million Acclaim Units, 245,855 Acclaim Exchangeable Shares and 587,469 Acclaim Rights, representing approximately 0.75% of the outstanding Acclaim Units, 100% of the outstanding Acclaim Exchangeable Shares and 0.38% of the outstanding Acclaim Rights.

Pursuant to the Acclaim Unit Award Incentive Plan, all Acclaim Rights will vest and become exercisable prior to consummation of the Arrangement and all Acclaim Units issuable pursuant to such rights will be issued on the last Business Day preceding the Effective Date.  1,557,460 Acclaim Rights are outstanding as of November 18, 2005.

Based upon the September 30, 2005 total return calculation for Acclaim’s relative performance versus its oil and gas trust peer group it is estimated that approximately 2.2 million Acclaim Units will be issuable upon the exercise of such Acclaim Rights.  This calculation does not affect the number of Acclaim Rights issuable pursuant to Restricted Awards, but does affect the number of Acclaim Units issuable pursuant to Performance Awards, which are benchmarked against the total return of the industry peers.  The final number of Acclaim Units issuable pursuant to the Performance Awards will be determined based on a relative total return basis as of the Effective Date.  If Acclaim’s total return is in the top quartile of its peer group, as at the Effective Date, the maximum total number of Acclaim Units which would be issuable is an additional 200,000 Acclaim Units to total 2.4 million Acclaim Units.

Based on the forgoing assumptions, approximately 587,469 Acclaim Units representing approximately 0.38% of the number of Acclaim Units which will be issued upon the exercise of the Acclaim Rights will be issued to the directors and officers of AEI and their associates.

Immediately after giving effect to the Arrangement and assuming: (i) that no Dissent Rights are exercised; (ii) that the TriStar Private Placement is completed for the maximum amount; (iii) that an aggregate of 2.2 Acclaim Units and 1.3 StarPoint Units are issued pursuant to outstanding Acclaim Rights and StarPoint Rights; and (iv) that no Acclaim Debentures and no StarPoint Debentures are converted into Acclaim Units or StarPoint Units after November 18, 2005 and prior to the Effective Time, it is anticipated that the current directors and officers of AEI and their associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 1,705,310 Canetic Units (approximately 0.85% of the outstanding Canetic Units), 225,076 TriStar Common Shares (approximately 0.97% of the outstanding TriStar Common Shares) and TriStar Arrangement Warrants entitling them to acquire an additional 35,811 TriStar Common Shares.

Acclaim has retained BMO Nesbitt Burns Inc. as financial advisor to Acclaim and the Acclaim Board of Directors with respect to the Arrangement and BMO Nesbitt Burns Inc. has provided a fairness opinion to the Acclaim Board.  TD Securities Inc. and KERN Partners Limited are also acting as strategic advisors to Acclaim.  These advisors have received or will receive fees from Acclaim for services rendered.

A director and officer of Acclaim who will also be a director of TriStar will participate in the TriStar Private Placement.  See “Other Matters to be Considered at the Meetings – Approval of TriStar Private Placement” and “The Arrangement – Securities Law Matters – Canada”.

None of the principal holders of Acclaim Securities or any director or officer of AEI, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, Acclaim or any of its affiliates, except as disclosed above or elsewhere, or incorporated herein by reference, in this Information Circular or in the appendices hereto.

The directors and officers of SEL and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 1,174,524 StarPoint Units, 615,974 StarPoint Exchangeable Shares and 437,150 StarPoint Rights, representing approximately 1.15% of the outstanding StarPoint Units, 38.5% of the outstanding StarPoint Exchangeable Shares and 33.8% of the outstanding StarPoint Rights.

Pursuant to the StarPoint Unit Award Incentive Plan, all outstanding StarPoint Rights will vest and become exercisable prior to consummation of the Arrangement. 1,292,200 StarPoint Rights are outstanding as of November 18, 2005.  A maximum of 1,292,200 StarPoint Units are issuable upon the exercise of such rights.

Immediately after giving effect to the Arrangement and assuming: (i) that no Dissent Rights are exercised; (ii) that the TriStar Private Placement is completed for the maximum amount; (iii) that an aggregate of 2.2 million Acclaim Units and 1.3 million StarPoint Units are issued pursuant to outstanding Acclaim Rights and StarPoint Rights; and (iv) that no Acclaim Debentures and no StarPoint Debentures are converted into Acclaim Units or StarPoint Units after November 18, 2005 and prior to the Effective Time, it is anticipated that the current directors and officers of SEL and their associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 2.3 million Canetic Units (approximately 1.15% of the outstanding Canetic Units), 2.1 million TriStar Common Shares (approximately 9.2% of the outstanding TriStar Common Shares) and TriStar Arrangement Warrants entitling them to acquire an additional 48,212 TriStar Common Shares.

SEL has entered into employment agreements with each of its executive officers, other that Paul Colborne.  The employment agreements provide for payments to the executive officers upon a “change of control” or waiver of rights in respect thereof, notwithstanding that such individuals are to be subsequently employed by Canetic, on behalf of Canetic Trust, or by TriStar following completion of the Arrangement.  SEL has agreed to extend similar rights to Paul Colborne.  Payments aggregating approximately $3,963,998 million will be paid to executive officers of SEL upon completion of the Arrangement.

StarPoint has retained Orion Securities Inc. as financial advisor to StarPoint and the StarPoint Board of Directors with respect to the Arrangement and Orion Securities Inc. has provided a fairness opinion to the StarPoint Board.  FirstEnergy Capital Corp., Scotia Waterous and GMP Securities Ltd. are also acting as strategic advisors to StarPoint in connection with the Arrangement.  These advisors have received or will receive fees from StarPoint and TriStar, as the case may be, for services rendered.

Certain directors, officers, employees and other service providers of StarPoint may participate in the TriStar Private Placement.  See “Other Matters Considered in the Arrangement Resolution – Approval of TriStar Private Placement” and “The Arrangement – Securities Law Matters – Canada”.

None of the principal holders of StarPoint Securities or any director or officer of SEL, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, StarPoint or any of its affiliates, except as disclosed above or elsewhere, or incorporated herein by reference, in this Information Circular or in the appendices hereto.

Expenses of the Arrangement

The estimated costs to be incurred by each of Acclaim and StarPoint with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees, retention, severance and similar payments, and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $15 million and $10 million, respectively.

Stock Exchange Listings

It is a condition to completion of the Arrangement that the TSX shall have conditionally approved the listing of the Canetic Units to be issued pursuant to the Arrangement and the substitutional listing of the Acclaim Debentures and the StarPoint Debentures.  The TSX has conditionally approved the listing of the Canetic Units to be issued pursuant to the Arrangement and the listing of the Acclaim Debentures and the StarPoint Debentures, subject to Canetic Trust fulfilling the requirements of such exchange.  Listing of the TriStar Common Shares and the TriStar Arrangement Warrants on the TSX will be subject to TriStar meeting the original listing requirements of the TSX.  Conditional listing approval has not yet been obtained and there can be no assurance that the TriStar Common Shares and/or the TriStar Arrangement Warrants will be listed on the TSX or any other stock exchange.  If the listing of the TriStar Common Shares and the TriStar Arrangement Warrants on the TSX is not approved, TriStar may consider listing on another exchange.  Receipt of conditional approval for the listing of the TriStar Common Shares and the TriStar Arrangement Warrants on the TSX or the TSX Venture Exchange is a mutual condition to completion of the Arrangement.  In the event that such listing approval cannot be obtained, Acclaim and StarPoint could waive the condition and proceed with the Arrangement, in which event Securityholders may receive securities in an unlisted company, or determine not to proceed with the Arrangement.

Acclaim and StarPoint have also agreed to use their reasonable commercial efforts to effect the listing of the Canetic Units (including the Canetic Units issuable pursuant to the Canetic Incentive Plan, the Canetic DRIP and the Canetic

EUOP) on the NYSE no later than 60 days following the Effective Date.  Application to make such listing has not yet been made, and there can be no assurance that the Canetic Units will be listed on the NYSE or any other United States stock exchange within such time period or at all.  In the event that such listing approval cannot be obtained within such time period or at all, Acclaim and StarPoint could waive the condition.

There can be no assurance that the TriStar Common Shares and/or the TriStar Arrangement Warrants will be listed on a stock exchange or that the Canetic Units will be listed on the NYSE.

Other Regulatory Approvals

In addition to the approval of Acclaim Securityholders, StarPoint Securityholders and the Court, it is a condition precedent to implementation of the Arrangement that all requisite regulatory approvals be obtained.

The Arrangement is a “notifiable transaction” for the purposes of Part IX of the Competition Act.  Acclaim and StarPoint will jointly request that the Commissioner issue an advance ruling certificate under Section 102 of the Competition Act or, alternatively, a “no action” letter in respect of the Arrangement.  If the Commissioner issues an advance ruling certificate, the Commissioner shall not apply to the Competition Tribunal under the merger provisions of the Competition Act in respect of the Arrangement solely on the information that is the same or substantially the same as the information on the basis of which the advance ruling certificate was issued.  Alternatively, the Commissioner may issue a “no action” letter indicating that she is of the view that grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the Arrangement, while preserving during the three years following completion of the Arrangement her authority to initiate proceedings should circumstances change.

Securities Law Matters

Canada

All securities to be issued under the Arrangement, including, without limitation, the Canetic Units, TriStar Common Shares, the TriStar Performance Shares, the TriStar Arrangement Warrants and the TriStar Common Shares issuable upon the exercise of the TriStar Arrangement Warrants, will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and the Canetic Units, TriStar Common Shares, TriStar Arrangement Warrants and TriStar Common Shares issuable upon the exercise of TriStar Arrangement Warrants will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada.  There is no guarantee that the requisite approvals will be granted on a timely basis or on conditions satisfactory to the Acclaim and StarPoint.

Pursuant to the Acclaim Unit Award Incentive Plan, all Acclaim Rights will vest and become exercisable prior to consummation of the Arrangement.  This includes unvested Acclaim Rights held by officers and directors of AEI.  The unvested Acclaim Rights (as at November 18, 2005) held by officers and directors of AEI represent approximately 38% of the total unvested Acclaim Rights, with the remaining approximately 62% being held by other employees of AEI.  In addition, it is anticipated that on the Effective Date approximately 690,000 Unit Awards (approximately 31%) will be granted to officers and directors of AEI in their capacities as officers and directors of Canetic pursuant to their Canetic Unit Award Incentive Plan.  Pursuant to the StarPoint Unit Award Incentive Plan, all outstanding StarPoint Rights will vest and become exercisable prior to consummation of the Arrangement. The StarPoint Rights (as at November 18, 2005) held by officers and directors of SEL represent 33.8% of the total StarPoint Rights, with the remaining 66.2% being held by other employees and consultants of SEL. In addition, an aggregate of approximately $3,963,998 will be paid to certain senior officers of SEL in connection with the Arrangement.  See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon”.  The foregoing may be considered a “collateral benefit” for purposes of OSC Rule 61-501.  However, Rule 61-501 expressly excludes benefits from being “collateral benefits” if such benefits are received solely in connection with a related party’s services as an employee, director or consultant under certain circumstances, including that the benefits are disclosed in the disclosure document for the transaction and, among other exemptions, at the time the transaction is agreed to the related party and its associated entities (as defined in OSC Rule 61-501)

beneficially owns, or exercises control or direction over, less than 1% of the outstanding Acclaim Securities or StarPoint Securities.

The Arrangement constitutes a “business combination” for the purposes of OSC Rule 61–501 and a “going private transaction” for the purposes of Regulation Q–27 requiring “minority approval”.  Pursuant to OSC Rule 61–501 and Regulation Q–27, in determining whether minority approval for the Arrangement has been obtained, Acclaim is required to exclude the votes attaching to the Acclaim Securities beneficially owned or controlled by the director and officer of AEI who will participate in the TriStar Private Placement and StarPoint is required to exclude the votes attaching to the StarPoint Securities beneficially owned or controlled by the directors and officers of SEL who will participate in the TriStar Private Placement and their related parties and joint actors, as defined in OSC Rule 61-501 and in Regulation Q–27.

As the Arrangement constitutes a “going private transaction” for the purposes of Regulation Q–27, it requires Acclaim and StarPoint to obtain a formal valuation for the Arrangement. An application for an exemption from this requirement has been submitted to the Autorité des marchés financiers and completion of the Arrangement is subject to obtaining a decision by the Autorité des marchés financiers granting the exemption sought.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation.  Pursuant to this section of the ABCA, such an application will be made by Acclaim, AEI, StarPoint and SEL for approval of the Arrangement.  See “The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order” above.  Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of Acclaim and StarPoint, any recent significant decisions which would apply in this instance.  Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

United States

The Canetic Units, TriStar Common Shares and the TriStar Arrangement Warrants (but, for greater certainty, not the TriStar Common Shares issuable upon the exercise thereof) (collectively the “Arrangement Securities”) to be issued to the Securityholders pursuant to the Arrangement will not be registered under the 1933 Act.  Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act.  Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear.  The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.  The Court granted the Interim Order on November 17, 2005 and, subject to the approval of the Arrangement by Securityholders, a hearing on the Arrangement will be held on December 19, 2005 by the Court.  See ”The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order” above.

The Arrangement Securities to be issued to former Securityholders in the United States will be freely tradeable under U.S. federal securities laws, except by Persons who are “affiliates” of Acclaim, StarPoint, TriStar, AEI or SEL immediately prior to the Arrangement or “affiliates” of Canetic Trust, Canetic or TriStar after the Arrangement.  Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Subject to certain limitations, such affiliates may immediately resell Arrangement Securities outside the United States without registration under the 1933 Act pursuant to Regulation S.  Arrangement Securities held by such affiliates may also be resold in compliance with the resale provisions of Rule 145(d)(1), (2), or (3) under the 1933 Act or as otherwise permitted under the 1933 Act.  Rule 145(d)(1) generally provides that such affiliates may not sell the Arrangement Securities received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144.  These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding applicable securities of Canetic Trust, Canetic or TriStar or, if such securities are listed on a United States securities exchange or NASDAQ, the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market “broker transactions” at times when certain information specified by the Rule 144 is publicly available with respect to Canetic Trust, Canetic or TriStar, as applicable.  Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of Canetic Trust, Canetic or TriStar after a period of one or two years, depending upon whether information continues to be publicly available with respect to such entity.

Section 3(a)(10) of the 1933 Act does not exempt the issuance of securities upon the exercise or conversion of securities that were issued pursuant to Section 3(a)(10).  Therefore, the TriStar Common Shares issuable upon the exercise of the TriStar Arrangement Warrants may not be issued in reliance upon Section 3(a)(10) and the TriStar Arrangement Warrants may be exercised only pursuant to an exemption from the registration requirements of the 1933 Act and applicable state securities laws.  As a result, the TriStar Arrangement Warrants may only be exercised by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. Person as defined in Rule 902 of Regulation S under the 1933 Act, and is not exercising the TriStar Arrangement Warrants for the account or benefit of a U.S. Person or a Person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to TriStar to the effect that the exercise of the TriStar Arrangement Warrants does not require registration under the 1933 Act or state securities laws.

In addition, any TriStar Common Shares issuable upon the exercise of the TriStar Arrangement Warrants in the United States or for the account or benefit of a U.S. Person or a Person in the United States will be “restricted securities” within the meaning of Rule 144 under the 1933 Act, certificates representing such TriStar Common Shares will bear a legend to that effect, and such TriStar Common Shares may be resold only pursuant to an exemption from the registration requirements of the 1933 Act and state securities laws.  Subject to certain limitations, the TriStar Arrangement Warrants may be resold outside the United States without registration under the 1933 Act pursuant to Regulation S.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Arrangement Securities received upon completion of the Arrangement and the TriStar Common Shares issuable upon exercise of the TriStar Arrangement Warrants.  All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Experts

Certain legal matters relating to the Arrangement are to be passed upon at the Closing by Burnet, Duckworth & Palmer LLP, on behalf of Acclaim and Canetic Trust and Heenan Blaikie LLP, on behalf of StarPoint and TriStar.  As at November 18, 2005, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Acclaim Securities and less than 1% of the outstanding StarPoint Securities.  As at November 18, 2005, the partners and associates of Heenan Blaikie LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Acclaim Securities and less than 1% of the outstanding StarPoint Securities.  James Pasieka, a partner of Heenan Blaikie LLP, is a director and the Corporate Secretary of SEL and will be a director and Corporate Secretary of TriStar upon completion of the Arrangement.  GLJ, McDaniel and Sproule as at the date hereof, hold none of the outstanding Acclaim Securities or StarPoint Securities.

INFORMATION CONCERNING Acclaim ENERGY TRUST

General

Acclaim is an open–ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Acclaim Trust Indenture. The principal office of Acclaim is located at 1900, 255 – 5th Avenue S.W., Calgary, Alberta, T2P 3G6.

Structure

Acclaim owns, directly or indirectly, all of the outstanding Acclaim Common Shares, all of the outstanding ACT Trust Units, the Acclaim Notes in the aggregate amount of $717,822,633, the ACT Chevron Note in the aggregate amount of $199,749,638 and all of the securities of the other Acclaim Operating Entities.

AEI is the corporation resulting from the amalgamation on April 20, 2001 of Danoil and Nevis, the amalgamation on January 1, 2002 of AEI, Carrack Energy Inc. and Vintage Resource Corp., the amalgamation on January 1, 2003 of AEI and Ketch Energy and the amalgamation on January 1, 2005 of AEI, Acclaim Energy West Inc. and Exodus Energy Ltd.  Acclaim Energy’s head and principal office is located at 1900, 255 – 5th Avenue S.W., Calgary, Alberta, T2P 3G6.

AEI, ACT and the other Acclaim Operating Entities are actively involved in the acquisition, production, processing, transporting and marketing of crude oil, natural gas liquids and natural gas in Alberta, British Columbia, Saskatchewan and Manitoba.  Acclaim participates in the cash flow from such business through its direct and indirect ownership of the Acclaim Operating Entity Securities.

The following diagram sets forth the simplified organizational structure of Acclaim:

Notes:

(1)                                  Acclaim Unitholders own 100% of the equity of Acclaim.

(2)                                  Cash distributions are made to Acclaim Unitholders monthly based upon Acclaim’s cash flow.

(3)                                  Cash flow represents payments made on or in respect of the Acclaim Operating Entities Securities.

(4)                                  AEI also has Acclaim Exchangeable Shares outstanding.

(5)                                  The other Acclaim Operating Entities are all direct or indirect wholly owned subsidiaries of Acclaim.

Business of Acclaim

The principal undertaking of Acclaim is to indirectly acquire and hold, through AEI and the other Acclaim Operating Entities, interests in petroleum and natural gas properties and assets related thereto.  Acclaim’s primary assets are currently the Acclaim Common Shares, the Acclaim NPI, the Acclaim Notes and securities of the other Acclaim Operating Entities.

Through Acclaim, Acclaim Unitholders participate in distributions from AEI and the other Acclaim Operating Entities to the extent authorized by the Acclaim Board of Directors.  AEI’s current policy is to endeavor to retain approximately 35 to 40% of its cash flow over time to fund capital expenditures and to distribute the balance to Acclaim.  The actual percentage retained is subject to the discretion of the Acclaim Board of Directors and will vary from month to month depending on, among other things, the current and anticipated commodity price environment.  See “Information Concerning Acclaim Energy Trust – Distribution History”.

AEI and ACT, directly and through the other Acclaim Operating Entities, are actively involved in the acquisition, exploitation, development, production, processing and marketing of crude oil, natural gas liquids and natural gas in Alberta, British Columbia, Saskatchewan and Manitoba.

Information Incorporated by Reference

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of AEI at 1900, 255 – 5th Avenue S.W., Calgary, Alberta, T2P 3G6, telephone (403) 261-9010.  In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.  Acclaim’s SEDAR profile number is 3563.

The following documents of Acclaim filed with the various securities commissions or similar authorities in the jurisdictions where Acclaim is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)                                  the Renewal Annual Information Form of Acclaim dated March 24, 2005 for the year ended December 31, 2004;

(b)                                 the audited comparative consolidated financial statements of Acclaim for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors’ report thereon;

(c)                                  the management’s discussion and analysis of financial conditions and results of operations of Acclaim for the year ended December 31, 2004;

(d)                                 the unaudited interim comparative consolidated financial statements of Acclaim for the three and nine months ended September 30, 2005 and management’s discussion and analysis of financial conditions and results of operations of Acclaim for the three and nine months ended September 30, 2005;

(e)                                  the Information Circular – Proxy Statement of Acclaim dated March 23, 2005 relating to the annual and special meeting of Acclaim Unitholders held on May 12, 2005, excluding the sections entitled “Report on Executive Compensation”, “Performance Chart” and “Corporate Governance”;

(f)                                    the prospectus of Acclaim dated June 3, 2004, as to only those portions thereof which appear under the headings “Information Concerning the Chevron Properties” and “Effect of the Chevron Acquisition on Acclaim – Selected Pro Forma Combined Operational Information”; the audited schedule of revenues, royalties and operating expenses for the three years ended December 31, 2003, 2002 and 2001 for the Central Alberta properties contained on pages 74 through 76 of the prospectus; the audited schedule of revenues, royalties and operating expenses for the three years ended December 31, 2003, 2002 and 2001 for the Kaybob properties contained on pages 77 through 79 of the prospectus; the audited schedule of revenues, royalties and operating expenses for the three years ended December 31, 2003, 2002 and 2001 for the Mitsue properties contained on pages 80 through 82 of the prospectus; and the audited schedule of revenues, royalties and operating expenses for the three years ended December 31, 2003, 2002 and 2001 for the Manitoba properties contained on pages 83 through 85 of the prospectus; and

(g)                                 the material change report of Acclaim dated September 26, 2005 with respect to the Arrangement.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by Acclaim with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Significant Transactions and Recent Developments

Danoil Merger

On April 20, 2001, Danoil, Nevis and Acclaim completed the Danoil Merger pursuant to which, among other things: Acclaim changed its name to “Acclaim Energy Trust”; Danoil and Nevis amalgamated to form AEI, which became a wholly-owned subsidiary of Acclaim; holders of Acclaim Units on the effective date of the Danoil Merger received a distribution of $23.5 million principal amount of subordinated debentures of AEI (subsequently repaid in full); and shareholders of Danoil received Acclaim Units in exchange for their Danoil common shares.

Ketch Energy Arrangement

On October 1, 2002, Acclaim completed the Ketch Energy Arrangement pursuant to which it indirectly acquired all of the issued and outstanding common shares of Ketch Energy in exchange for approximately 22.4 million Acclaim Units.  Ketch Energy was a natural resource company focusing its efforts on exploring for, developing, acquiring and producing petroleum and natural gas in the Western Canadian Sedimentary Basin.  As part of the Ketch Energy Arrangement, the Ketch ExploreCo Assets were sold to Ketch Resources Ltd. and the common shares of Ketch Resources Ltd. were distributed to the former holders of Ketch Energy common shares.  At the time of completion, the Ketch Energy Arrangement added production of approximately 9,700 Boe/d, 36,634 MBoe of Established Reserves and approximately 247,000 net acres of undeveloped lands to Acclaim.

The completion of the Ketch Energy Arrangement also resulted in the reconstitution of the management and a number of the directors of AEI.

As a condition of the Ketch Energy Arrangement, AEI acquired all of the issued and outstanding shares of Acclaim Energy Management Inc., the former manager of AEI, in exchange for the issuance of 705,083 Acclaim Preferred Shares (subsequently exchanged for an equivalent number of Acclaim Exchangeable Shares) with the result that the management agreement with Acclaim Energy Management Inc. was terminated.

Elk Point Arrangement

On January 28, 2003, Acclaim completed the Elk Point Arrangement pursuant to which it acquired all of the issued and outstanding common shares of Elk Point in exchange for approximately 10.52 million Acclaim Units and $10.9 million in cash.  Acclaim also assumed Elk Point’s net total debt in the approximate amount of $56 million.  Elk Point was a natural resource company focusing its efforts on exploring for, developing, acquiring and producing petroleum and natural gas in the Western Canadian Sedimentary Basin and in the Powder River Basin of the United States.  As part of the Elk Point Arrangement, the Burmis Assets were sold to Burmis Energy Inc. and the common shares of Burmis Energy Inc. were distributed to the former holders of Elk Point common shares.  The Burmis Assets were comprised of oil and gas properties in the Powder River Basin of Wyoming and the San Joaquin Basin of California and certain minor Alberta properties.  Completion of the Elk Point Arrangement added producing oil and gas properties located principally in the west central and Peace River Arch areas of Alberta producing approximately 6,200 Boe/d and 135,000 net acres of undeveloped lands.  At the time of the transaction, the Established Reserves associated with these properties were estimated to be approximately 18,500 MBoe.

Gilby/Willesden Green Acquisition

On June 26, 2003, AEI completed the acquisition of the Gilby/Willesden Green Properties from an arm’s length vendor for a cash purchase price of approximately $135 million.  The effective date of the Gilby/Willesden Green Acquisition was April 1, 2003.

The Gilby/Willesden Green Properties include unit and non-unit interests in the Willesden Green and Gilby areas of west central Alberta.  The properties are highly concentrated, 90% operated and adjacent to Acclaim Energy’s existing properties in its western region.  The Gilby/Willesden Green Acquisition also includes working interests in the Willesden Green and Gilby West natural gas plants and 100% ownership and operatorship of several oil batteries in the area.

Production from the Gilby/Willesden Green Properties at the time of acquisition was approximately 3,550 Boe/d, comprised of 9.9 MMcf/d of natural gas and 1,900 Bbls/d of light crude oil and NGL.  The Established Reserves attributable to the Gilby/Willesden Green Properties as at April 1, 2003 were estimated to be approximately 8,422 Mbbls of crude oil, 31,728 MMcf of natural gas and 785 Mbbls of NGL, for a total of 14,495 MBoe, before deduction of royalties.

Natural Gas Properties (NG) Acquisition

On August 14, 2003, AEI completed the acquisition of the NG Properties for a cash purchase price of approximately $68.4 million.  The effective date of the NG Acquisition was July 1, 2003.

Production from the NG Properties at the time of acquisition was approximately 3,000 Boe/d, comprised of 13.5 MMcf/d of natural gas and 750 Bbls/d of light crude oil and NGL.  Approximately 80% of the production associated with the NG Properties is located in AEI’s core operating areas.  At July 31, 2003, the Established Reserves attributable to the NG Properties were estimated to be approximately 2,507 Mbbls of crude oil, 35,665 MMcf of natural gas and 671 Mbbls of NGL, for a total of 9,122 MBoe before deduction of royalties.

Exodus Acquisition

On December 19, 2003, AEI completed the Exodus Acquisition pursuant to which it acquired all of the issued and outstanding shares in the capital of Exodus, a private oil and natural gas company, for an aggregate purchase price of approximately $37.6 million including assumed net debt of approximately $7.9 million.  Acclaim issued approximately 1,341,905 Acclaim Units and paid $14.4 million in cash to satisfy the purchase price for the Exodus shares.

At the time of acquisition, Exodus’s production was approximately 2,000 Boe/d and 90% operated.  Approximately 85% of the production was heavy oil and approximately 15% was comprised of natural gas and light crude oil.  Exodus’s significant properties included Greater Furness, located between Acclaim’s existing western Saskatchewan heavy oil properties of Tangleflags and Baldwinton and properties at Joarcam, Beaverhill Lake and Killam in eastern Alberta.  Exodus’s Established Reserves at the time of acquisition were estimated to be approximately 5.1 million Boe, comprised of 4.2 million Bbls of heavy oil, 470,000 Bbls of light crude oil and NGL and 2.9 Bcf of natural gas.

Chevron Texaco Acquisition

On June 30, 2004, AEI completed the acquisition of the Chevron Texaco Properties from Chevron Canada for total consideration of $433.7 million. The effective date of the transaction was June 1, 2004.

Production from the Chevron Texaco Properties at the time of acquisition was approximately 17,000 Boe/d including 34.0 MMcf/d of natural gas and 11,400 Bbls/d of light crude oil and NGL. The Chevron Texaco Properties are complementary to Acclaim’s properties in central, western and northern Alberta, and also provided it with a position in long life, high-quality production in western Manitoba.  The major operated properties in the Chevron Texaco Acquisition were Acheson (100% working interest) and Mitsue (28.1% working interest).  Non-operated properties included Kaybob (50% working interest) and Manitoba (40% working interest).  Proved and Probable Reserves attributable to the Chevron Texaco Properties at the time of acquisition, based on a third party independent appraisal, were estimated at approximately 35.4 million Boe, comprised of 18.9 million Bbls of light crude oil, 5.6 million Bbls of NGL and 65.3 Bcf of natural gas.

Consolidation of Units

The issued and outstanding Acclaim Units were consolidated on a one for 2.5 basis on May 31, 2003 and began trading on a post-consolidation basis on the TSX on June 5, 2003.  All Acclaim Unit and per Acclaim Unit figures in this Information Circular have been adjusted to give effect to the consolidation.

Pro Forma Financial Statements

Attached as Appendix “L” to this Information Circular are pro forma income statements of Acclaim for the year ended December 31, 2004 giving effect to the Chevron Texaco Acquisition.

Public Financings

On February 21, 2002, Acclaim completed a public offering of 1.75 million Acclaim Units at $8.625 per Acclaim Unit to raise gross proceeds of $15.1 million.

On September 12, 2002, Acclaim completed a public offering of 3.82 million subscription receipts at $10.50 per subscription receipt to raise gross proceeds of $40.1 million.  A total of 3.82 million Acclaim Units were issued on October 1, 2002 pursuant to the subscription receipts upon the closing of the Ketch Energy Arrangement.

On December 17, 2002, Acclaim completed a public offering of $45 million principal amount of 11% Debentures.

On May 23, 2003, Acclaim completed a public offering of 9,740,500 Acclaim Units at a price of $9.75 for gross proceeds of $95 million.

On July 22, 2003, Acclaim completed a public offering of 6,590,000 Acclaim Units at a price of $10.95 per Acclaim Unit for gross proceeds of $72.2 million.

On October 27, 2003, Acclaim completed a public offering of 4,255,000 Acclaim Units at a price of $11.00 per Acclaim Unit for gross proceeds of $46.8 million.

On April 19, 2004, Acclaim completed a public offering of 5,175,000 Acclaim Units at $12.00 per Acclaim Unit for gross proceeds of $62.1 million.

On June 15, 2004, Acclaim completed a public offering of 16,350,000 subscription receipts at $12.25 per subscription receipt for gross proceeds of $200.3 million and $75 million principal amount of Acclaim 8% Debentures.  A total of 16,350,000 Acclaim Units were issued on June 30, 2004 pursuant to the subscription receipts upon the closing of the Chevron Texaco Acquisition.

On October 4, 2004, Acclaim completed a public offering of 5,300,000 Acclaim Units at $14.25 for gross proceeds of $75.5 million.

Material Debt

AEI has credit facilities (the “Acclaim Credit Facilities”) with a syndicate of banks that includes a $450 million revolving production facility and a $25 million revolving operating facility to the extent the lender determined borrowing base is at least equal to $475 million.  The Acclaim Credit Facilities bear interest at the lenders’ prime rate or bankers’ acceptances plus an applicable margin, based on the debt to cash flow ratio.  The Acclaim Credit Facilities are subject to an annual review where the lenders may redetermine the borrowing base.  As at November 18, 2005, a total of approximately $475 million was outstanding under the Acclaim Credit Facilities.

Amounts outstanding under the Acclaim Credit Facilities are guaranteed by Acclaim and the Acclaim Operating Entities and secured by a first charge in favour of the lenders over substantially all of the assets of the Acclaim Operating Entities.  If the Acclaim Operating Entities become unable to pay their debt service charges or otherwise commit an event of default such as bankruptcy, the lenders may foreclose on or sell the properties.

In the event of a bankruptcy, liquidation or reorganization of AEI or any of the other Acclaim Operating Entities, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of AEI and the other Acclaim Operating Entities before any assets are made available for distribution to Acclaim (including pursuant to the Acclaim Notes).  The Acclaim Units therefore effectively rank junior to the bank indebtedness and most other liabilities (including trade payables) of AEI and the other Acclaim Operating Entities.  Other than pursuant to the Acclaim Credit Facilities, neither AEI nor any of the other Acclaim Operating Entities is limited in their ability to incur secured or unsecured indebtedness.

In addition, Acclaim and the Acclaim Operating Entities have entered into the Acclaim Subordination Agreement in favour of the lenders under the Acclaim Credit Facilities whereby the Acclaim Operating Entities are restricted from making any distributions (including to Acclaim) when (i) a default or event of default under the Acclaim Credit Facilities has occurred and is continuing or (ii) outstanding loans under the Acclaim Credit Facilities exceed the borrowing base set by the lenders thereunder until such time as such outstanding loans are reduced below such borrowing base.

Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts by the Acclaim Operating Entities to Acclaim.  Although AEI believes the Acclaim Credit Facilities will be sufficient for the Acclaim Operating Entities’ immediate requirements, there can be no assurance that the amount will be adequate for the financial obligations of the Acclaim Operating Entities or that additional funds can be obtained or that upon expiration, the Acclaim Credit Facilities can be refinanced on terms acceptable to Acclaim, AEI and the other Acclaim Operating Entities and to the applicable lenders.

Distribution History

Acclaim makes cash distributions in amounts equal to all of the interest, dividend and other income of Acclaim, net of Acclaim’s administrative expenses.  AEI endeavors to retain approximately 25 to 30% of its cash flow over time to fund capital expenditures and to distribute the balance to Acclaim. The actual percentage retained by AEI is subject to the discretion of the Acclaim Board and will vary from month to month depending on, among other things, the current and anticipated commodity price environment.

Cash distributions are made on or about the 20th day of each month to Acclaim Unitholders of record on the immediately preceding distribution record date. Acclaim’s current policy is to distribute $0.1625 per Acclaim Unit per month ($1.95 per Acclaim Unit per annum).

The following table sets forth the per Acclaim Unit amounts of monthly cash distributions paid by Acclaim since January 1, 2005:

Distribution Record Date	Payment Date	DistributionAmount (C$ per unit)

December 31, 2004	January 20, 2005	$0.1625
January 31, 2005a	February 18, 2005	$0.1625
February 28, 2005	March 18, 2005	$0.1625
March 31, 2005	April 20, 2005	$0.1625
April 30, 2005	May 20, 2005	$0.1625
May 31, 2005	June 20, 2005	$0.1625
June 30, 2005	July 15, 2005	$0.1625
July 31, 2005	August 15, 2005	$0.1625
August 31, 2005	September 15, 2005	$0.1625
September 30, 2005	October 14, 2005	$0.1625
October 31, 2005	November 15, 2005	$0.1625

If the Effective Date occurs on January 5, 2006, as currently scheduled, the first distribution of Canetic Trust that previous Acclaim Securityholders will receive is the distribution paid to Canetic Unitholders of record on January 31, 2006 which will be paid on February 15, 2006.  Acclaim and StarPoint currently intend that Canetic Trust will initially distribute $0.23 per Canetic Unit per month, beginning with the first distribution payable following closing of the Arrangement.  It is anticipated that this distribution policy will result in a 2006 payout ratio of approximately 60% based on a commodity price forecast of US$55 WTI for oil and C$8.25 AECO for natural gas.  Based on current commodity prices, the target payout ratio on a go forward basis of Canetic Trust is anticipated to be approximately 60% to 65%.  Future distributions and the actual payout ratio will be subject to the discretion of the Canetic Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment.  See Appendix H, “Information Concerning Canetic Resources Trust – Risk Factors.”

Price Range and Trading Volume of Acclaim Units

The Acclaim Units are listed and posted for trading on the TSX under the symbol “AE.UN”.  The following table sets forth the high and low trading prices and the aggregate volume of trading of the Acclaim Units on the TSX for the periods indicated (as quoted by the TSX):

Period	High	Low	Volume
	$	$

2003
Third Quarter	11.74	10.87	17,847,000
Fourth Quarter	12.08	11.00	17,568,353

Period	High	Low	Volume
	$	$

2004
First Quarter	12.36	11.07	21,228,866
Second Quarter	13.20	12.21	19,784,808
Third Quarter	15.17	12.96	24,748,161
Fourth Quarter	15.60	13.50	28,293,104

2005
January	15.58	13.95	8,473,016
February	16.08	15.00	9,830,360
March	16.04	14.10	9,843,273
April	15.60	14.10	5,568,513
May	15.29	14.07	6,004,554
June	15.79	14.95	6,112,734
July	17.42	15.44	6,525,719
August	17.85	16.12	8,047,300
September	21.58	17.60	9,479,261
October	20.85	15.75	8,547,816
November (to November 17)	18.62	16.68	3,341,215

On September 16, 2005, the last trading day on which the Acclaim Units traded prior to announcement of the Arrangement, the closing price of the Acclaim Units was $19.55.  On November 17, 2005, the closing price of the Acclaim Units was $18.34.

Risk Factors

An investment in the Acclaim Units is subject to certain risks.  Readers should carefully consider the risk factors described under the heading “Risk Factors” in the Renewal Annual Information Form of Acclaim dated March 24, 2005, which is incorporated by reference in this Information Circular.

Legal Proceedings

There are no outstanding legal proceedings material to Acclaim to which Acclaim or AEI is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

Auditors, Transfer Agent and Registrar

The auditors of Acclaim are Deloitte & Touche LLP, Chartered Accountants, 3000, 700 - 2nd Street S.W., Calgary, Alberta T2P 0S7.

The transfer agent and registrar for the Acclaim Units is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

Additional Information

Additional information relating to Acclaim is available on SEDAR at www.sedar.com. Financial information concerning Acclaim is provided in its financial statements for the year ended December 31, 2004 and the accompanying management’s discussion and analysis, both of which can be accessed on SEDAR.

United States Tax Status of 2005 Distributions

Acclaim should be treated as a corporation and its units as equity under United States tax law.  Therefore, a portion of Acclaim’s distributions paid during the year should be considered dividends for U.S. federal income tax purposes.  The dividend component is based on Acclaim’s current and accumulated earnings and profits determined in accordance with U.S. income tax principles.  In consultation with its U.S. tax advisors, Acclaim is of the opinion that the dividend portion of the 2005 distributions should be considered “qualified dividend income” under the Internal Revenue Code of 1986.

INFORMATION CONCERNING StarPoint Energy TRUST

General

StarPoint is an open–ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the StarPoint Trust Indenture. The head office of StarPoint is located at Suite 3900, 205 – 5th Avenue S.W., Calgary, Alberta. StarPoint was formed on December 6, 2004 and commenced operations on January 7, 2005.

Structure

StarPoint is the sole shareholder of the common shares of SEL.  StarPoint also holds interest bearing promissory notes of SEL in the aggregate amount of $402 million.

The head office of SEL is located at Suite 3900, 205 - 5th Avenue S.W., Calgary, Alberta and its registered office is located at Suite 1200, 425 – 1st Street S.W., Calgary, Alberta.

SEL has generally been delegated the significant management decisions of StarPoint.  In particular, pursuant to an administration agreement between StarPoint Trustee and SEL dated December 6, 2004, StarPoint Trustee has delegated to SEL responsibility for the administration and management of all general and administrative affairs of StarPoint, including matters relating to the following: (i) maintaining records; (ii) preparing and filing tax returns and monitoring the tax status of StarPoint; (iii) advising StarPoint with respect to compliance with applicable securities laws; (iv) ensuring compliance with all applicable laws, including in relation to an offering; (v) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (vi) retaining professional advisors; (vii) all matters concerning the terms of, and amendment from time to time of the material contracts of StarPoint; (viii) all matters concerning any underwriting or agency agreement providing for the sale of StarPoint Units or rights to StarPoint Units; (ix) all matters relating to the redemption of StarPoint Units; (x) certain matters relating to the specific powers and authorities as set forth in StarPoint Trust Indenture; (xi) determining and arranging for distributions; (xii) reporting to StarPoint Unitholders;  (xiii) providing management services for the efficient and economic exploitation of the assets of StarPoint; and (xiv) recommending, carrying out and monitoring property acquisitions and dispositions and exploitation and development programs for StarPoint.

StarPoint owns all of the issued and outstanding shares of StarPoint ExchangeCo, the primary purpose of which is to accommodate certain ancillary exchange, put and call rights attaching to the StarPoint Exchangeable Shares.

StarPoint is the sole beneficiary of SCT.  SCT owns all of the issued and outstanding shares of 1167639 Alberta Ltd. and StarPoint Prairie Corp., each a corporation incorporated under the ABCA.  SCT directly and indirectly owns all of the partnership interests in StarPoint Resources and StarPoint Prairie Partnership, each a general partnership formed under the laws of the Province of Alberta.

StarPoint owns all of the issued and outstanding shares of APF Inc. and 990009 Alberta Inc., each a corporation incorporated under the ABCA.  StarPoint is the sole beneficiary of APF Trust.  990009 Alberta Inc. and APF Trust own all of the partnership interests in APF Partnership.  StarPoint holds royalties entitling it to 99% of the production revenues from the oil and gas properties of APF Inc. and APF Partnership, less deductions on account of production costs, debt service charges, management fees and general and administrative costs.  StarPoint also holds an interest bearing promissory note of APF Inc. in the amount of $156.9 million.

SEL owns all of the issued and outstanding shares of Trend Energy Inc., a corporation incorporated under the ABCA, and directly and indirectly owns all of the partnership interests in StarPoint Energy Partnership, a general partnership formed under the laws of the Province of Alberta.  StarPoint Energy Partnership has granted a net profits interest to StarPoint pursuant which StarPoint is entitled to a monthly payment from the partnership equal to the amount by which 99% percent of the gross proceeds from the sale of production attributable to the oil and natural gas properties of the partnership for such month exceed 99% percent of certain deductible production costs.

In addition to the above, StarPoint has various other non-material direct and indirect subsidiaries.

The following diagram shows the simplified structure of StarPoint, excluding non-material subsidiaries:

STARPOINT UNITHOLDERS
STARPOINT
NOTES & ROYALTY
NOTES
100%
APF INC.
990009 ALBERTA INC.
APF TRUST
SCT
STARPOINT EXCHANGECO
SEL
ROYALTY
99%
1%
100%
99.9%
100%
100%
97%
STARPOINT PRAIRIE CORP
1167639 ALBERTA LTD.
TREND ENERGY INC.
NET PROFITS INTEREST
APF PARTNERSHIP
0.1%
0.1%
3%
STARPOINT PRAIRIE PARTNERSHIP
STARPOINT RESOURCES
STARPOINT ENERGY PARTNERSHIP

Business of StarPoint

StarPoint’s wholly-owned subsidiaries are engaged in the business of producing and exploring for oil and natural gas. Through these subsidiaries, StarPoint pursues an integrated strategy of acquisitions, exploitation and development of high quality, long life, light oil and natural gas reserves within its core areas of Southern Saskatchewan, Alberta, the plains area of Northeastern British Columbia and North Dakota, U.S.A.  StarPoint’s primary mandate is to focus on low cost operations, maintain and grow reserves and production and distribute approximately 65% to 75% of its available cash flow (at current commodity prices) to StarPoint Unitholders in monthly distributions.

StarPoint may declare payable to the StarPoint Unitholders all or any part of its net income.  StarPoint derives its net income from its wholly-owned subsidiaries through a combination of net profits interests, royalties, distributions and interest payments with respect to certain promissory notes of certain of the subsidiaries held by StarPoint. StarPoint may make monthly cash distributions to StarPoint Unitholders of its income and amounts representing the repayment of principal on the promissory notes, after expenses and any cash redemptions of StarPoint Units.  It is expected that cash distributions will be made on the 15th day of each month to StarPoint Unitholders of record on the immediately preceding distribution record date.  See “Information Concerning StarPoint Energy Trust – Distribution History”.

Information Incorporated by Reference

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Finance and Chief Financial Officer of SEL at 3900, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7, Telephone: (403) 268-7800, Fax: (403) 263-3388.  In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.

The following documents of StarPoint filed with the various securities commissions or similar authorities in the jurisdictions where StarPoint is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)                                  the Renewal Annual Information Form of StarPoint dated March 28, 2005 for the year ended December 31, 2004;

(b)                                 StarPoint’s audited balance sheet as at December 31, 2004 and the audited comparative consolidated financial statements of SEL as at and for the years ended December 31, 2004 and 2003, together with the notes thereto and the reports of the auditors thereon;

(c)                                  the management’s discussion and analysis of financial conditions and results of operations of SEL for the year ended December 31, 2004;

(d)                                 the unaudited interim comparative consolidated financial statements of StarPoint for the three and nine months ended September 30, 2005 and management’s discussion and analysis of financial conditions and results of operations of StarPoint for the three and nine months ended September 30, 2005;

(e)                                  the Information Circular and Proxy Statement of StarPoint dated April 15, 2005 relating to the annual meeting of StarPoint Unitholders held on May 30, 2005, excluding the sections entitled “Corporate Governance Practices”, “Report to the Unitholders on Executive Compensation” and “Appendix A - Report on Corporate Governance Practices”;

(f)                                    Schedules “A” and “B” to the short form prospectus of StarPoint dated May 19, 2005 which contain the audited comparative financial statements of E3 Energy Inc. as at and for the years ended December 31, 2004 and 2003 and the audited consolidated financial statements of Upton Resources Inc. as at and for the year ended December 31, 2003;

(g)                                 the business acquisition report of StarPoint dated April 12, 2005 with respect to the acquisition by StarPoint of Selkirk Energy Partnership;

(h)                                 the revised business acquisition report of StarPoint dated July 28, 2005 with respect to the indirect acquisition by StarPoint of all of the assets and liabilities of APF Energy Trust and the indirect acquisition by StarPoint of certain assets from EnCana Corporation completed on June 30, 2005;

(i)                                     the business acquisition report of StarPoint dated October 17, 2005 with respect to the acquisition by StarPoint of certain assets from Nexen Inc.;

(j)                                     the material change report of StarPoint dated February 1, 2005 with respect to the completion of the acquisition of Selkirk Energy Partnership;

(k)                                  the material change report of StarPoint dated April 22, 2005 with respect to the indirect acquisition by StarPoint of all of the assets and liabilities of APF Energy Trust;

(l)                                     the material change report of StarPoint dated May 13, 2005 with respect to the indirect acquisition by StarPoint of certain assets from EnCana Corporation;

(m)                               the material change report of StarPoint dated July 20, 2005 with respect to the acquisition of certain assets from Nexen Inc.; and

(n)                                 the material change report of StarPoint dated September 21, 2005 with respect to the Arrangement.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by StarPoint with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

The Formation of StarPoint

StarPoint was formed on December 6, 2004 and commenced operations on January 7, 2005 as a result of the completion of a plan of arrangement under Section 193 of the ABCA and Section 192 of the CBCA involving StarPoint Energy Ltd. (“Old StarPoint”), E3 Energy Inc. (“E3”), Mission Oil & Gas Inc. (“Mission”) and certain other parties.  The arrangement was conducted for the purposes of reorganizing the businesses of Old StarPoint and E3 into two new entities: StarPoint and Mission.  Prior to the arrangement, each of Old StarPoint and E3 were oil and natural gas exploration and production companies whose common shares were listed on the TSX.

The arrangement had many steps, but the net effect of the arrangement was as follows:

•                                          the holders of common shares of Old StarPoint exchanged each share they owned for:

•                                          0.25 of a StarPoint Unit or, at the election of the holder, 0.25 of a StarPoint Exchangeable Share; and

•                                          0.1111 of a common share of Mission.

•                                          the holders of common shares of E3 exchanged each share they owned for:

•                                          0.11 of a StarPoint Unit or, at the election of the holder, 0.11 of a StarPoint Exchangeable Share; and

•                                          0.0488 of a common share of Mission.

•                                          certain exploration assets and undeveloped lands held by Old StarPoint prior to the Arrangement were transferred to Mission.

•                                          Old StarPoint and E3 amalgamated with StarPoint Acquisition Ltd. to become SEL, a wholly-owned subsidiary of StarPoint.

As a result of the arrangement and the exercise of options to acquire StarPoint Units issued under the Arrangement in exchange for the outstanding options to acquire common shares of Old StarPoint and E3, a total of 22,151,846 StarPoint Units and 3,494,595 StarPoint Exchangeable Shares were issued to the former holders of Old StarPoint and E3 common shares.

Schedule “A” to the short form prospectus of StarPoint dated May 19, 2005, which is incorporated herein by reference, contains the audited comparative financial statements of E3 as at and for the years ended December 31, 2004 and 2003.

Significant Acquisitions

Acquisition of Upton

On January 27, 2004, Old StarPoint completed the acquisition of Upton Resources Inc. (“Upton”) pursuant to a plan of arrangement under the provisions of The Business Corporations Act (Saskatchewan).  Under the arrangement, Old StarPoint acquired all of the issued and outstanding common shares of Upton in exchange for a total of approximately 23,700,625 common shares of Old StarPoint. The acquisition increased Old StarPoint’s production by an estimated 5,000 Boe/d and added an estimated 12,775 MBoe in Proved plus Probable reserves of light oil and natural gas, focused mainly in southeast Saskatchewan and North Dakota.

Schedule “B” to the short form prospectus of StarPoint dated May 19, 2005, which is incorporated herein by reference, contains the audited consolidated financial statements of Upton as at and for the year ended December 31, 2003.

Acquisition of Selkirk

On January 28, 2005, StarPoint acquired all of the issued and outstanding shares of four private corporations for aggregate net cash consideration of $63.1 million. Together, the private corporations owned 100% of the interests in Selkirk Energy Partnership (“Selkirk”), a general partnership formed under the laws of the Province of Alberta.  Selkirk was subsequently reorganized such that it was dissolved and SCT now holds all of the assets and liabilities of Selkirk.

A description of the properties held by Selkirk is provided in the renewal annual information form of StarPoint dated March 28, 2005 under the heading “Oil and Gas Properties — Selkirk Properties”.   A description of the oil and natural gas reserves attributable to those properties is provided in the annual information form under the heading “Oil and Natural Gas Reserves and Net Present Value of Future Net Revenue”.   The annual information form is incorporated by reference into this Information Circular.

Schedule “A” to the business acquisition report of StarPoint dated April 12, 2005 contains audited financial statements for Selkirk and its four partners for the year ended January 31, 2004 and unaudited comparative financial statements for the period ended October 31, 2004.

The APF Combination

On June 27, 2005, StarPoint completed a business combination with APF Energy Trust.  Pursuant to the combination, StarPoint acquired all of the assets of APF Energy Trust and assumed all of its liabilities.  In exchange, StarPoint issued 0.63 of a StarPoint Unit for every outstanding trust unit of APF.  Approximately 39,659,628 StarPoint Units were issued pursuant to the combination.  In addition, StarPoint assumed APF Energy Trust’s obligations with respect to the StarPoint 9.4% Debentures.

Following the completion of the combination, Steve Cloutier and Martin Hislop, each of Calgary, Alberta, joined the Board of SEL.  Mr. Hislop had been the Chief Executive Officer of APF Inc. and Mr. Cloutier had been the President and Chief Operating Officer of APF Inc.

The combination with APF Energy Trust is described in greater detail in the material change report of StarPoint dated April 22, 2005, the contents of which have been incorporated by reference into this Information Circular.  A complete description of the assets acquired by StarPoint pursuant to the combination is provided in StarPoint’s revised business acquisition report dated July 28, 2005, the contents of which have been incorporated by reference into this Information Circular.

Schedule “B” to StarPoint’s revised business acquisition report dated July 28, 2005 contains audited annual financial statements for APF Energy Trust for the years ended December 31, 2004 and 2003 and unaudited comparative interim financial statements for the three months ended March 31, 2005.   On June 4, 2004, APF Energy Trust acquired all of the issued and outstanding shares of Great Northern Exploration Ltd.  Schedule “B” to the revised business acquisition report also contains audited annual financial statements for Great Northern Exploration Ltd. for the years ended December 31, 2003 and 2002 and unaudited comparative financial statements for the three months ended March 31, 2004.

The EnCana Acquisition

On June 30, 2005, StarPoint indirectly acquired certain assets from EnCana Corporation, effective May 1, 2005, for aggregate cash consideration of $398 million.

A complete description of the assets acquired by StarPoint pursuant to the acquisition is provided in StarPoint’s revised business acquisition report dated July 28, 2005, the contents of which have been incorporated by reference into this Information Circular.  The assets are now held by StarPoint Resources.

Schedule “A” to StarPoint’s revised business acquisition report dated July 28, 2005 contains an audited Statement of Net Operating Revenue concerning the assets acquired from EnCana Corporation for the years ended December 31, 2004, 2003 and 2002 and an unaudited Statement of Net Operating Revenue concerning the assets for the three month period ended March 31, 2005.

The Nexen Acquisition

On August 9, 2005, StarPoint indirectly acquired certain assets from Nexen Inc., effective June 1, 2005, for aggregate cash consideration of $317.3 million.

A complete description of the assets acquired by StarPoint pursuant to the acquisition is provided in StarPoint’s business acquisition report dated October 17, 2005, the contents of which have been incorporated by reference into this Information Circular.  The assets are now held by StarPoint Prairie Partnership.

Following the completion of the acquisition, StarPoint conducted a review of the assets with a view to determining whether a disposition of certain of the acquired assets not considered core to the operations of the subsidiaries of StarPoint would be beneficial.  As a result of this review, StarPoint entered into an agreement on September 30, 2005 with a third party to dispose of non-core assets comprising approximately 500 Boe/d of production for cash consideration of $27.5 million.  StarPoint anticipates that the disposition will close on January 3, 2006, with an effective date of June 1, 2005.

Schedule “A” to StarPoint’s business acquisition report dated October 17, 2005, which is incorporated herein by reference, contains an audited Schedule of Revenue and Expenses concerning the assets acquired from Nexen Inc. for the years ended December 31, 2004, 2003 and 2002 and an unaudited Schedule of Revenue and Expenses concerning the assets for the six month period ended June 30, 2005.

Pro Forma Financial Statements

Attached as Appendix “M” to this Information Circular are pro forma income statements of StarPoint for the year ended December 31, 2004 and the nine months ended September 30, 2005 giving effect to the arrangement involving E3 and Mission, the acquisition of Upton, the acquisition of Selkirk, the business combination with APF Energy Trust, the acquisition of the assets from EnCana Corporation and the acquisition of the assets from Nexen Inc.

Financings

On February 10, 2005, StarPoint completed an offering of 3,760,000 StarPoint Units at a price of $18.00 each for net proceeds of $64,296,000.

On May 26, 2005, StarPoint completed an offering of 17,800,000 subscription receipts at a price of $18.00 each and StarPoint 6.50% Debentures in the aggregate principal amount of $60,000,000, for net proceeds of $361,980,000.  The subscription receipts were exchanged for an equivalent number of StarPoint Units upon the completion of the acquisition of the assets from EnCana Corporation.

On August 9, 2005, StarPoint completed an offering of 13,000,000 subscription receipts at a price of $18.65 each for net proceeds of $230,327,500.  The subscription receipts were exchanged for an equivalent number of StarPoint Units upon the completion of the acquisition of the assets from Nexen Inc.

Material Debt

Pursuant to a credit agreement dated June 27, 2005 (the “StarPoint Credit Agreement”), SEL and SCT have entered into a banking arrangement with a syndicate of eight banks led by Bank of Montreal and including Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, The Toronto-Dominion Bank, Royal Bank of Canada, National Bank of Canada, Alberta Treasury Branches and BNP Paribas (Canada). The banking arrangement makes available to SEL and SCT a credit facility in the aggregate amount of $555,000,000 (the “StarPoint Credit Facility”).  As at November 18, 2005, a total of approximately $445.7 million was outstanding under the StarPoint Credit Facility.

Amounts outstanding under the StarPoint Credit Facility are secured by a first charge in favour of the lenders over all assets and undertakings of SEL and SCT and each of their guarantors, which include StarPoint and all of its material subsidiaries.  If SEL and SCT become unable to pay their obligations to the lenders as they become due or they otherwise commit an event of default as defined under the StarPoint Credit Agreement, the lenders may foreclose on and sell the assets of SEL and SCT and their guarantors free from, or together with, the applicable net profits interests and royalties.

In connection with and as security for the StarPoint Credit Agreement, StarPoint, SEL, SCT and StarPoint Energy Partnership have entered into a subordination agreement dated June 27, 2005 with Bank of Montreal on behalf of itself and the other lenders under the StarPoint Credit Agreement (the “Subordination Agreement”).  Under the Subordination Agreement, any and all present and future indebtedness of SEL, SCT, StarPoint Energy Partnership or other subsidiary of StarPoint to StarPoint itself are postponed and made subordinate to the repayment of amounts owing under the StarPoint Credit Facility.

Under the StarPoint Credit Facility and the Subordination Agreement, SEL and SCT and each of their guarantors, which include StarPoint and all of its material subsidiaries, are restricted from making any distributions (including to StarPoint Unitholders) when (i) a default or event of default under the StarPoint Credit Facility has occurred and is continuing, (ii) outstanding loans under the StarPoint Credit Facility exceed the borrowing base set by the lenders thereunder until such time as such outstanding loans are reduced below the borrowing base, or (iii) a distribution would exceed the calculation of “net free cash flow” (defined as the consolidated net income of SEL and SCT before the deduction of interest, taxes, depreciation and amortization, minus cash taxes paid and scheduled principal and interest payments).

Variations in interest rates and scheduled principal repayments, or the need to refinance the StarPoint Credit Facility upon expiration, could result in significant changes in the amount required to be applied to service the debt of SEL and SCT under the StarPoint Credit Facility before the distribution or payment of any amounts to StarPoint.

There can be no assurance that (i) the amounts available under the StarPoint Credit Facility will be adequate for the financial obligations of StarPoint, SEL and SCT or (ii) upon expiration, the StarPoint Credit Facility can be refinanced on terms acceptable to StarPoint, SEL and SCT and to the applicable lenders.

The terms of the StarPoint Credit Facility and the Subordination Agreement ensure that the lenders have priority over the StarPoint Unitholders with respect to the assets and income of StarPoint.  Amounts due and owing to the lenders under the StarPoint Credit Facility must be paid before any distribution can be made to StarPoint Unitholders.  This could result in an interruption of distributions.

Distribution History

StarPoint makes monthly cash distributions to StarPoint Unitholders of its income and amounts representing the repayment of debt by its subsidiaries, after expenses and any cash redemptions of StarPoint Units.

Cash distributions are made on or about the 15th day of each month to StarPoint Unitholders of record on the immediately preceding distribution record date. StarPoint’s current policy is to distribute $0.22 per StarPoint Unit per month.

The following table sets forth the per StarPoint Unit amounts of monthly cash distributions paid by StarPoint since inception:

Distribution Record Date	Payment Date	Distribution Amount
		(C$ per unit)

January 31, 2005	February 15, 2005	$0.20
February 22, 2005	March 15, 2005	$0.20
March 22, 2005	April 15, 2005	$0.20
April 22, 2005	May 15, 2005	$0.20
May 24, 2005	June 15, 2005	$0.20
June 30, 2005	July 15, 2005	$0.21
July 22, 2005	August 15, 2005	$0.21
August 22, 2005	September 15, 2005	$0.22
September 22, 2005	October 17, 2005	$0.22
October 24, 2005	November 15, 2005	$0.22

If the Effective Date occurs on January 5, 2006, as currently scheduled, the first distribution of Canetic Trust that previous StarPoint Securityholders will receive is the distribution paid to Canetic Unitholders of record on January 31, 2006 which will be paid on February 15, 2006.  Acclaim and StarPoint currently intend that Canetic Trust will initially distribute $0.23 per Canetic Unit per month, beginning with the first distribution payable following closing of the Arrangement.  Future distributions and the actual payout ratio will be subject to the discretion of the Canetic Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment.  See Appendix H, “Information Concerning Canetic Resources Trust — Risk Factors.”

Price Range and Trading Volume of StarPoint Units

The StarPoint Units are listed and posted for trading on the TSX under the symbol “SPN.UN”.  The following table sets forth the high and low trading prices and the aggregate volume of trading of the StarPoint Units on the TSX for the periods indicated (as quoted by the TSX):

Period	High	Low	Volume
	$	$	$
2005
January (from January 14)	19.25	18.22	6,530,482
February	20.99	18.55	6,436,468
March	21.49	18.75	4,206,861
April	20.50	17.75	4,435,841
May	18.65	17.65	5,349,588
June	19.90	18.11	10,685,696
July	20.02	18.65	16,117,613
August	21.47	19.40	15,008,664
September	25.70	21.10	18,781,259
October	24.19	18.40	14,954,181
November (to November 17)	21.97	19.72	5,651,284

On September 16, 2005, the last trading day on which the StarPoint Units traded prior to announcement of the Arrangement, the closing price of the StarPoint Units was $23.10. On November 17, 2005, the closing price of the StarPoint Units was $21.68.

Risk Factors

An investment in the StarPoint Units is subject to certain risks.  Readers should carefully consider the risks factors described under the heading “Risk Factors” in the Renewal Annual Information Form of StarPoint dated March 28, 2005, which is incorporated by reference in this Information Circular.

Legal Proceedings

There are no outstanding legal proceedings material to StarPoint to which StarPoint or SEL is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to StarPoint or SEL to be contemplated.

Auditors, Transfer Agent and Registrar

The auditors of StarPoint are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

The transfer agent and registrar for StarPoint Units is Olympia Trust Company at its principal offices in Calgary, Alberta and at the principal offices of its agent in Toronto, Ontario.

Additional Information

Additional information relating to StarPoint is available on SEDAR at www.sedar.com. Financial information concerning StarPoint is provided in its financial statements for the year ended December 31, 2004 and the accompanying management’s discussion and analysis, both of which can be accessed on SEDAR.

United States Tax Status of 2005 Distributions

StarPoint should be treated as a corporation and its units as equity under United States tax law.  Therefore, a portion of StarPoint’s distributions paid during the year should be considered dividends for U.S. federal income tax purposes.  The dividend component is based on StarPoint’s current and accumulated earnings and profits determined in accordance with U.S. income tax principles.  In consultation with its U.S. tax advisors, StarPoint is of the opinion that the dividend portion of the 2005 distributions should be considered “qualified dividend income” under the Internal Revenue Code of 1986.

INFORMATION CONCERNING CANETIC RESOURCES TRUST

Canetic Trust is expected to be well positioned to create long-term value for the Canetic Unitholders through a high quality, long life asset base, a strong balance sheet and an extensive drilling inventory. Canetic Trust is expected to have a stable, long life reserve base and a diversified expected production base of approximately 75,000 Boe/d weighted approximately 65 percent towards primarily light oil and approximately 35 percent to natural gas.  It is expected that the assets of Canetic Trust will include a high-quality, low-risk development drilling inventory of more than 1,000 drilling locations, representing an anticipated drilling inventory of more than four years.

Canetic Trust’s distribution policy will initially be set at $0.23 per Canetic Unit per month beginning with the first distribution payable following closing of the Arrangement. It is anticipated that this distribution policy will result in a 2006 payout ratio of approximately 60 percent based on a commodity price forecast of US$55 WTI for oil and C$8.25 AECO for natural gas. Canetic Trust anticipates that its target payout ratio on a go forward basis will be approximately 60 to 65 percent.  Future distributions and the actual payout ratio will be subject to the discretion of the Canetic Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment.  See Appendix H, “Information Concerning Canetic Resources Trust — Risk Factors.”

It is currently intended that Canetic Trust will make cash distributions to holders of Canetic Units from the interest income received on the Canetic Notes and from income generated from the Canetic NPIs, net of administrative expenses.  In addition, Canetic Unitholders may, at the discretion of the Canetic Board of Directors, receive distributions in respect of prepayments of principal on the Canetic Notes before the maturity of the Canetic Notes and dividends on common shares of Canetic.  See “The Arrangement”.

Canetic Trust will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.  Canetic Trust intends to apply to list the Canetic Units for trading on the NYSE.  Upon such listing, Canetic Trust will become subject to the informational reporting requirements of the 1934 Act.

Reference is made to Appendix H, “Information Concerning Canetic Resources Trust” for a description of Canetic Trust and its securities.

INFORMATION CONCERNING TRISTAR OIL & GAS LTD.

TriStar Oil & Gas Ltd. was incorporated under the ABCA on September 30, 2005. TriStar has not carried on any active business since incorporation.

The head and principal office of TriStar is located at Suite 3900, 205 - 5th Avenue S.W., Calgary, Alberta and its registered office is located at Suite 1200, 425 – 1st Street S.W., Calgary, Alberta.

TriStar will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. See Appendix G, “Information Concerning TriStar Oil & Gas Ltd.”.

Reference is made to Appendix G “Information Concerning TriStar Oil & Gas Ltd.” for a detailed description of TriStar and its assets.

INFORMATION CONCERNING TRISTAR FINANCE LTD.

TriStar Finance Ltd. was incorporated under the ABCA on November 10, 2005 for the sole purpose of participating in the TriStar Private Placement and the Arrangement. TriStar FinCo has not carried on any active business since incorporation.

The head and principal office of TriStar FinCo is located at Suite 3900, 205 - 5th Avenue S.W., Calgary, Alberta and its registered office is located at Suite 1200, 425 – 1st Street S.W., Calgary, Alberta.

OTHER MATTERS TO BE CONSIDERED AT THE MEETINGS

Approval of the Canetic Trust Unit Award Incentive Plan

At the Meetings, the Acclaim Securityholders and the StarPoint Securityholders will be asked to consider and, if deemed advisable, approve the adoption by Canetic Trust of the Canetic Trust Unit Award Incentive Plan which will authorize the Canetic Board to grant awards (“Unit Awards”) of restricted units (“Restricted Awards”) and performance units (“Performance Awards”) to persons, firms or corporations who are employees, senior officers or directors of Canetic Trust or any affiliates of Canetic Trust or who are consultants or other service providers to Canetic Trust and its affiliates (“Canetic Service Providers”).  A copy of the Canetic Trust Unit Award Incentive Plan is set out in Appendix J to this Information Circular.

The principal purposes of the Canetic Unit Award Incentive Plan are: to retain and attract qualified Canetic Service Providers; to promote a proprietary interest in Canetic Trust by such persons and to encourage such persons to remain in the employ or service of Canetic Trust and put forth maximum efforts for the success of the business of Canetic Trust; and to focus management of Canetic Trust on operating and financial performance and long-term unitholder returns.

Under the terms of the Canetic Unit Award Incentive Plan, any Canetic Service Provider may be granted Restricted Awards or Performance Awards.  Each Restricted Award will entitle the holder to be issued the number of Canetic Units designated in the Restricted Award and such Canetic Units will vest and be issued as to one third on each of the first, second and third anniversary dates of the date of grant or such earlier or later dates as may be determined by the Board.  Each Performance Award will entitle the holder to be issued on the third anniversary of the date of grant or such earlier or later date as may be determined by the Board the number of Canetic Units designated in the Performance Award multiplied by a Payout Multiplier (as defined in the Canetic Unit Award Incentive Plan), which is based on the percentile rank of Canetic Trust’s Total Unitholder Return (as defined in the Canetic Unit Award Incentive Plan), relative to returns on trust units or other securities of members of the peer comparison group over the term of the Performance Award.  If the percentile rank is less than 35, the Payout Multiplier is zero and if the percentile rank is equal to or greater than 75, the Payout Multiplier is two.   Pursuant to the Canetic Unit Award Incentive Plan, the Canetic Board may in its sole and absolute discretion impose additional or different conditions to the determination of the issue date or the Payout Multiplier except that in no event shall the Payout Multiplier be greater than two.

A holder of a Unit Award may elect, subject to the consent of Canetic Trust, to receive an amount in cash equal to the aggregate current market value of the Canetic Units to which the holder is entitled under his or her Unit Award in lieu of the issue of Canetic Units under such Unit Award.  The amount payable to the holder is based on the closing price of the Canetic Units on the TSX on the trading day immediately preceding the issue date of the Canetic Units.  If Canetic Trust and the holder so agree, this amount may be satisfied in whole or in part by Canetic Units acquired by Canetic Trust on the TSX provided that the total number of Canetic Units that may be so acquired on the TSX within any twelve month period may not exceed 5% of the outstanding Canetic Units at the beginning of the period.

The Canetic Unit Award Incentive Plan provides for cumulative adjustments to the number of Canetic Units to be issued pursuant to Unit Awards on each date that distributions are paid on the Canetic Units by an amount equal to a fraction having as its numerator the amount of the distribution per Canetic Unit and having as its denominator the fair market value of the Canetic Units on the trading day immediately preceding the distribution payment date.  Fair market value is the weighted average trading price of the Canetic Units on the TSX for the twenty (20) trading days on which the Canetic Units traded immediately preceding such date.

In the event of a change in control of Canetic Trust, as defined in the Unit Award Incentive Plan, the vesting provisions attaching to the Unit Awards are accelerated and all unexercised Unit Awards will be issued immediately prior to the date upon which the change of control is completed.

Pursuant to the Canetic Unit Award Incentive Plan, unless otherwise determined by the Board or unless otherwise provided in a unit award agreement pertaining to a particular grant or any written employment or consulting agreement governing a grantee’s role as a Canetic Service Provider, if a grantee of a unit award (a “Grantee”) ceases to be a Canetic Service Provider as a result of termination for cause, effective as of the Cessation Date (as defined in the Canetic Unit Award Incentive Plan) all outstanding unit award agreements under which Unit Awards have been made to such Grantee, whether Performance Awards or Restricted Awards, shall be immediately terminated and all rights to receive Canetic Units thereunder shall be forfeited by the Grantee.  If a Grantee ceases to be a Canetic Service Provider as a result of being terminated other than a termination for cause, effective as of the date that is two months after the Cessation Date, and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding unit award agreements under which Unit Awards have been made to such Grantee, whether Performance Awards or Restricted Awards, shall be terminated and all rights to receive Canetic Units thereunder shall be forfeited.  If a Grantee voluntarily ceases to be a Canetic Service Provider as a result of the Grantee’s voluntary resignation (excluding retirement) effective as of the day that is two (2) weeks after the Cessation Date, all outstanding unit award agreements under which Unit Awards have been made to such Grantee shall be terminated, whether Performance Awards or Restricted Awards and all rights to receive Canetic Units thereunder shall be forfeited.  If a Grantee ceases to be a Canetic Service Provider as a result of such Grantee’s retirement or death, all Canetic Units awarded to such Grantee under any outstanding Unit Award Agreements shall be issued as of the Cessation Date.

Except in the case of death, the right to receive Canetic Units pursuant to a Unit Award granted to a Canetic Service Provider may only be exercised by such Canetic Service Provider personally.  Except as otherwise provided in the Canetic Unit Award Incentive Plan, no assignment, sale, transfer, pledge or charge of a Unit Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Unit Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Unit Award shall terminate and be of no further force or effect.

The Canetic Unit Award Incentive Plan provides that the maximum number of Canetic Units reserved for issuance from time to time pursuant to Unit Awards shall not exceed a number of Canetic Units equal to 5% of the aggregate number of: (i) issued and outstanding Canetic Units; plus (ii) the number of Canetic Units issuable upon exchange of outstanding Exchangeable Securities (as defined in the Canetic Unit Award Incentive Plan), if any. The aggregate number of Unit Awards granted to any single Canetic Service Provider shall not exceed 5% of the issued and outstanding Canetic Units, calculated on an undiluted basis. In addition: (i) the number of Canetic Units issuable to insiders at any time, under all security based compensation arrangements of the Canetic Trust, shall not exceed 10% of the issued and outstanding Canetic Units; and (ii) the number of Canetic Units issued to insiders, within any one year period, under all security based compensation arrangements of Canetic Trust, shall not exceed 10% of the issued and outstanding Canetic Units. The number of Canetic Units issuable pursuant to the Canetic Trust Incentive Plan to non-management directors will be limited to a maximum of 0.5% of the issued and outstanding Canetic Units.

Canetic has the right to amend from time to time or to terminate the terms and conditions of the Canetic Unit Award Incentive Plan by resolution of the Canetic Board.  Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the TSX.  Any amendment to Canetic Unit Award Incentive Plan shall take effect only with respect to Unit Awards granted after the effective date of such amendment, provided that it may apply to any outstanding Unit Awards with the mutual consent of Canetic and the Canetic Service Providers to whom such Unit Awards have been made.

Subject to the Arrangement becoming effective, the Canetic Unit Award Incentive Plan receiving all required approvals and reconfirmation by Canetic Board of Directors, it is currently anticipated that approximately 794,000 Restricted Awards and 1,432,703 Performance Awards and an additional number of a special series Performance Awards (the “Retention Awards”) will be granted to Canetic Service Providers on or about the Effective Date, excluding any additional Unit Awards that may be granted to new Canetic Service Providers subsequent to the date of this Information Circular.

The Restricted Awards and the Performance Awards will have substantially the terms and conditions described above except that (i) the Performance Awards will become issuable as to 25% on each of the six, 18, 30 and 42 month anniversaries of the date of grant, and (ii) of the Performance Awards issued to the executive officers, 50% will be subject to the Payout Multiplier described above (which is based on the returns of Canetic Trust relative to members of the peer comparison group) and 50% will be subject to a Payout Multiplier of between zero and 2.0 based on the absolute Total Unitholder Return over the term of the Performance Award.  Specifically, the Payout

Multiplier for this portion of the Performance Awards will be zero if the Total Unitholder Return is less than 8% and will range from to 0.5 if the Total Unitholder Return is equal to 8% to a maximum of 2.0 if the Total Unitholder Return is equal to or greater than 20%.

Each Retention Award will entitle the holder to be issued on the six month anniversary of the date of grant 50% of the number of Canetic Units designated in the Retention Award and on the 12 month anniversary of the date of grant the remaining 50% of the number of Canetic Units designated in the Retention Award in each case multiplied by a Payout Multiplier of 1.0 or 1.5. If Canetic Trust’s average daily crude oil, natural gas and natural gas liquids production for the six month period preceding the applicable issue date is less than 75,000 Boe/d (as determined by the Canetic Board in its sole discretion) the Payout Multiplier for the Canetic Units issuable on that Issue Date is 1.0 and if such average production is 75,000 Boe/d or more the Payout Multiplier for the Canetic Units issuable on that Issue Date is 1.5. The number of Retention Awards to be issued to each eligible Canetic Service Provider will be determined by dividing an amount equal to twenty five percent (25%) of the dollar value of the annual salary of the Canetic Service Provider as of the Effective Date (which is anticipated to be on or about January 5, 2006) by the trading price of the Canetic Units on the TSX over a period to be determined by the Canetic Board of Directors.  Retention Awards will not be granted to executive officers or directors of Canetic.

At the Meetings, the Securityholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the Canetic Trust Unit Award Incentive Plan:

“BE IT RESOLVED as an ordinary resolution of the unitholders that the Canetic Trust unit award incentive plan, substantially as set out in Appendix J of the Joint Information Circular and Proxy Statement of Acclaim Energy Trust and StarPoint Energy Trust dated November 18, 2005, be and the same is hereby approved and authorized.”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by Acclaim Securityholders who vote in person or by proxy at the Acclaim Meeting and the aggregate votes cast by the StarPoint Securityholders who vote in person or by proxy at the StarPoint Meeting.  The persons named in the enclosed forms of proxy, if named as proxy, intend to vote for the approval of the Canetic Trust Unit Award Incentive Plan.

Acclaim Lock-Up Securityholders holding an aggregate of 824,339 Acclaim Units and 245,885 Acclaim Exchangeable Shares (representing approximately 0.75 percent of the outstanding Acclaim Unitholders and 100 percent of the outstanding Acclaim Exchangeable Shares) have agreed to vote their Acclaim Units and Acclaim Exchangeable Shares in favour of this resolution.  StarPoint Lock-Up Securityholders holding an aggregate of 1,174,524 StarPoint Units and 615,974 StarPoint Exchangeable Shares (representing approximately 1.15 percent of the outstanding StarPoint Unitholders and approximately 38.5 percent of the outstanding StarPoint Exchangeable Shares) have agreed to vote their StarPoint Units and StarPoint Exchangeable Shares in favour of this resolution.

Approval of the Canetic Employee Unit Ownership Plan

At the Meetings, the Acclaim Securityholders and the StarPoint Securityholders will be asked to consider and, if deemed advisable, authorize and approve the Canetic employee unit ownership plan (the “Canetic EUOP”) which is an amended and restated version of the current AEI employee unit ownership plan (the “AEI EUOP”) to give effect to the Arrangement.  The Canetic EUOP also contains other miscellaneous amendments to the AEI EUOP designed to clarify the extent to which eligible participants who are on a leave of absence may participate in the Canetic EUOP and to authorizing the plan agent to sell all warrants, options, rights or spin-off shares on any Canetic Units held under the Canetic EUOP.

Under the Canetic EUOP, regular, permanent employees of Canetic and its affiliates and subsidiaries resident in Canada (“Members”) are entitled to participate in the Canetic EUOP.  Members will be permitted to contribute up to 5% of the Member’s regular salary to the Canetic EUOP and Canetic will contribute an amount equal to two (2) times the Member’s contribution, up to a maximum of 10% of the Members regular salary.  Members may also contribute and deposit Canetic Units issued to the participant pursuant to the Canetic Trust Unit Incentive Plan

(“UAIP Trust Units”).  Contributions of UAIP Trust Units may be made not more frequently than once every calendar quarter.

Member and Canetic contributions will be used (together with any reinvested cash distributions as provided in the Canetic EUOP) to purchase Canetic Units (i) from treasury as at the last day of the month in which such contributions are made at the then Current Market Price, in the case of Member contributions and Canetic contributions and at 95% of the then Treasury Purchase Price, which is defined to mean the weighted average trading price of the Canetic Units on the TSX for the ten trading days immediately preceding the date of calculation. In the case of reinvested cash distributions, or (ii) through the facilities of the TSX, the price of such Canetic Units to Members will be equal to the average price of all Canetic Units acquired through the facilities of the TSX for the purposes of the Canetic EUOP during the period beginning on the applicable distribution payment date and ending on the date that is three (3) Business Days prior to the next applicable date set by Canetic for the determination of Canetic Unitholders of record.  Until notice to such effect is provided to the plan agent, all purchases of Canetic Units will be made from treasury.  For purposes of the Canetic EUOP, “Current Market Price” at any date means the closing price per unit for the Canetic Units on the last trading day immediately prior to such date on which the Canetic Units traded on the TSX or, if on such date the Canetic Units are not listed on the TSX, on such stock exchange upon which such Canetic Units are listed and as selected by the directors of Canetic, or if the Canetic Units are not listed on any stock exchange, then on such over the counter market as may be selected for such purpose by the directors of the Canetic; and for these purposes “trading day” means a day on which the relevant exchange is open for the transaction of business.

Notwithstanding any other provision of the Canetic EUOP, issuances of Canetic Units from treasury under the Canetic EUOP, which, for greater certainty, excludes UAIP Trust Units contributed to the Canetic EUOP Plan, shall be subject to the following restrictions:

(a)                                  the number of Canetic Units reserved for issuance pursuant to the Canetic EUOP is 2,000,000;

(b)                                 the maximum number of Canetic Units that may be issued to insiders pursuant to the Canetic EUOP and any other any trust unit option, trust unit option plan, employee trust unit purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Canetic Units, including the Canetic Unit Award Incentive Plan and a Canetic Unit purchase from treasury which is financially assisted by Canetic Trust or Canetic by way of a loan, guarantee or otherwise (a “Trust Unit Compensation Arrangement”) is 10% of the number of Canetic Units outstanding;

(c)                                  the maximum number of Canetic Units that may be issued to insiders under the Canetic EUOP and any other Trust Unit Compensation Arrangement within a one (1) year period is 10% of the number of Canetic Units outstanding;

(d)                                 the maximum number of Canetic Units that may be issued to any one Insider under the Canetic EUOP and any other Trust Unit Compensation Arrangement within a one (1) year period is 5% of the number of Canetic Units outstanding; and

(e)                                  for the purposes of (b), (c) and (d) above, any entitlement to acquire Canetic Units granted pursuant to the Canetic EUOP or any other Trust Unit Compensation Arrangement prior to the Member becoming an insider is to be excluded.  For the purposes of (c) and (d), the number of Canetic Units outstanding is to be determined on the basis of the number of Canetic Units outstanding at the time of the issuance excluding Canetic Units issued under the Canetic EUOP or under any other Trust Unit Compensation Arrangement over the preceding one (1) year period.

Any rights under the terms of the Canetic EUOP are personal to the Members and may not be assigned or alienated by the Member except, to the extent applicable, to the beneficiary of a Member’s RRSP account.

A Member whose Continuous Service (as defined in the Canetic EUOP) is terminated for any reason other than death will receive all Canetic Units and all Distributions (and all other amounts, if any) in his plan accounts (less all applicable withholding and other taxes or deductions) within sixty (60) days of such termination and the Member, within the sixty (60) day period, shall be entitled to provide the plan agent with all required forms and instructions for the sale in the market place or transfer of all Trust Units and all Distributions.  Such a Member (or a Member who has reached 69 years of age) shall be entitled to direct the Canetic Trustee to transfer the Trust Units in his RRSP account (and all other amounts if any) to another registered retirement savings plan of which he or his spouse is an annuitant, or to a registered retirement income fund, as the case may be, on a tax deferred basis to the extent permitted by law.

Canetic has reserved the right to amend or discontinue the Canetic EUOP, in whole or in part, at any time and from time to time, in its sole discretion.  However, no amendment to the Canetic EUOP shall operate to reduce the rights or assets of Members prior to the date of the amendment and no amendment to the Canetic EUOP Plan shall affect the rights, duties or responsibilities of the agent appointed under the Canetic EUOP without its consent.

At the Meetings, the Securityholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to ratify and approve the Canetic EUOP:

“BE IT RESOLVED as an ordinary resolution of the unitholders that the employee unit ownership plan of Canetic Resources Inc., substantially as described in the Joint Information Circular and Proxy Statement of Acclaim Energy Trust and StarPoint Energy Trust dated November 18, 2005, be and the same is hereby authorized and approved.”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by Acclaim Securityholders who vote in person or by proxy at the Acclaim Meeting and the aggregate votes cast by the StarPoint Securityholders who vote in person or by proxy at the StarPoint Meeting.  The persons named in the enclosed forms of proxy, if named as proxy, intend to vote for the approval of the proposed amendments.

Acclaim Lock-Up Securityholders holding an aggregate of 824,339 Acclaim Units and 245,885 Acclaim Exchangeable Shares (representing approximately 0.75 percent of the outstanding Acclaim Unitholders and 100 percent of the outstanding Acclaim Exchangeable Shares) have agreed to vote their Acclaim Units and Acclaim Exchangeable Shares in favour of this resolution.  StarPoint Lock-Up Securityholders holding an aggregate of 1,174,524 StarPoint Units and 615,974 StarPoint Exchangeable Shares (representing approximately 1.15 percent of the outstanding StarPoint Unitholders and approximately 38.5 percent of the outstanding StarPoint Exchangeable Shares) have agreed to vote their StarPoint Units and StarPoint Exchangeable Shares in favour of this resolution.

Approval of the TriStar Stock Option Plan

At the Meetings, the Acclaim Securityholders and the StarPoint Securityholders will be asked to consider and, if deemed advisable, approve the adoption by TriStar of a stock option plan (the “TriStar Stock Option Plan”) which will authorize the TriStar board of directors to issue stock options to employees, officers or directors of TriStar or any person or company engaged to provide ongoing management, consulting or advisory services to TriStar (“TriStar Service Providers”).  A copy of the TriStar Stock Option Plan is set out in Appendix I to this Information Circular.

The TriStar Stock Option Plan is intended to afford persons who provide services to TriStar, whether as directors, officers, employees or consultants, an opportunity to obtain a proprietary interest in TriStar by permitting them to purchase TriStar Shares and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with TriStar.

Under the TriStar Stock Option Plan:

1.                                       TriStar Stock Options may be granted in such numbers and with such vesting provisions as the TriStar board of directors may determine;

2.                                       the exercise price of TriStar Stock Options shall not be less than the “market price” of the TriStar Shares at the date of granting such option.  For purposes of the TriStar Stock Option Plan, “market price” means the closing trading price of the TriStar Shares on the TSX on the date prior to the date on which the TriStar Stock Option is granted;

3.                                       the maximum term for TriStar Stock Options is five years;

4.                                       the TriStar Stock Options will not be assignable;

5.                                       the aggregate number of TriStar Shares reserved for issuance pursuant to TriStar Stock Options granted to any one person, when combined with any other share compensation arrangement, may not exceed 5% of the outstanding TriStar Shares (on a non-diluted basis);

6.                                       the number of TriStar Shares, together with all of TriStar’s other previously established or proposed share compensation arrangements, issued to “insiders” within any one year period may not exceed 10% of the outstanding TriStar Shares;

7.                                       the issuance of TriStar Shares to any one “insider” and such insider’s associates pursuant to the TriStar Stock Option Plan, when combined with any other share compensation arrangement, within a one year period may not exceed 5% of the outstanding TriStar Shares (on a non-diluted basis);

8.                                       vesting of TriStar Options may be accelerated at the discretion of the Board of Directors of TriStar, in the event of a sale by TriStar of all or substantially all of its property and assets, in the event of a change of control of TriStar or in the event of a proposed take-over of TriStar;

9.                                       with the agreement of TriStar, a holder of TriStar Options may sell vested, unexercised TriStar Options to TriStar for cash in an amount equal but not to exceed the fair market value thereof; and

10.                                 the aggregate number of TriStar Shares that may be reserved for issuance under the TriStar Stock Option Plan, together with any TriStar Shares reserved for issuance under any other share compensation arrangement, including the TriStar Performance Shares, must not exceed 10% of the number of TriStar Shares, on a non-diluted basis, outstanding at that time. For greater clarity, the TriStar Stock Option Plan is “reloading” in the sense that, in the event of the exercise or cancellation of any TriStar Options, TriStar could make a further grant of TriStar Stock Options, provided that the 10% maximum was not exceeded.

No financial assistance will be provided by TriStar to optionees to exercise TriStar Stock Options granted under the TriStar Stock Option Plan.

In the event of the resignation or retirement of a holder of vested TriStar Stock Options, or the termination of the employment of a holder, such TriStar Stock Options shall cease and terminate on the thirtieth (30th) day following the effective date of such resignation, retirement or termination or the expiry time of such TriStar Stock Options, whichever occurs first.  Notwithstanding the foregoing, in the event of termination for cause, such TriStar Stock Options shall cease and terminate on the seventh (7th) day following the date of said termination.

In the event of the death of a holder of vested TriStar Stock Options, such TriStar Stock Options may be exercised by the legal personal representatives of the holder at any time up to and including (but not after) the earlier of the date that is six (6) months following the date of death of the holder and the expiry time of such TriStar Stock Options.

The Board of Directors of TriStar may amend or discontinue the TriStar Stock Option Plan at any time without the consent of the participants therein, provided that such amendment shall not alter or impair any TriStar Stock Option previously granted under the TriStar Stock Option Plan, except as permitted to give effect to certain adjustments, and that such amendment or discontinuance has been approved by the TSX and, where required, holders of TriStar Shares.  TSX rules will require the TriStar Stock Option Plan to be put before the holders of TriStar Shares for reapproval at TriStar’s third annual general meeting and every three years thereafter.

At the Meetings, the Securityholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the TriStar Stock Option Plan:

“BE IT RESOLVED as an ordinary resolution of the unitholders that the TriStar stock option plan, as set out in Appendix I of the Joint Information Circular and Proxy Statement of Acclaim Energy Trust and StarPoint Energy Trust dated November 18, 2005, be and the same is hereby approved and authorized.”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by Acclaim Securityholders who vote in person or by proxy at the Acclaim Meeting and the aggregate votes cast by the StarPoint Securityholders who vote in person or by proxy at the StarPoint Meeting.  The persons named in the enclosed forms of proxy, if named as proxy, intend to vote for the approval of the TriStar Stock Option Plan.

Acclaim Lock-Up Securityholders holding an aggregate of 824,339 Acclaim Units and 245,885 Acclaim Exchangeable Shares (representing approximately 0.75 percent of the outstanding Acclaim Unitholders and 79 percent of the outstanding Acclaim Exchangeable Shares) have agreed to vote their Acclaim Units and Acclaim Exchangeable Shares in favour of this resolution.  StarPoint Lock-Up Securityholders holding an aggregate of 1,174,524 StarPoint Units and 625,974 StarPoint Exchangeable Shares (representing approximately 1.15 percent of the outstanding StarPoint Unitholders and approximately 38.5 percent of the outstanding StarPoint Exchangeable Shares) have agreed to vote their StarPoint Units and StarPoint Exchangeable Shares in favour of this resolution.

Approval of the TriStar Private Placement

At the Meetings, Securityholders will be asked to approve the TriStar Private Placement of up to 2,727,273 TriStar FinCo Common Shares at a price of $2.75 per share (being the same price per share at which the TriStar Arrangement Warrants being issued to Securityholders under the Arrangement are exercisable) and up to 2,309,657 TriStar FinCo Performance Shares at a price of $0.01.  The TriStar FinCo Common Shares and the TriStar FinCo Performance Shares will be exchanged pursuant to the Arrangement on a one-for-one basis for TriStar Common Shares and TriStar Performance Shares.

The purpose of the TriStar Private Placement is: (a) to allow TriStar Service Providers to increase their ownership position in TriStar, at a fair price and in a manner which encourages continued employment in the case of the TriStar Service Providers; (b) to align the interests of holders of TriStar Common Shares and TriStar Service Providers through the capital commitment being made under the TriStar Private Placement by TriStar Service Providers; (c) to allow TriStar to meet the challenges in retaining qualified personnel in a very competitive employment market; and (d) to provide additional capital to TriStar for use in its exploration and development program.  The Acclaim Board and the StarPoint Board believe that the TriStar Private Placement is important to TriStar to retain key TriStar Service Providers.

Historically, in transactions of this nature, securities issued pursuant to the private placement often subsequently trade at a premium to the subscription price under the private placement which is often at a greater discount to the market price than the maximum allowable discount permitted by the TSX.  Under the Arrangement, each Securityholder will be entitled to TriStar Arrangement Warrants, each TriStar Arrangement Warrant entitling the holder to subscribe for a TriStar Common Share at an effective exercise price of $2.75 per whole TriStar Common Share.  TriStar Arrangement Warrants may only be exercised in sufficient number to acquire whole numbers of TriStar Common Shares.  There can be no assurances that TriStar Common Shares will trade at a premium to the issue price of the TriStar Common Shares pursuant to the TriStar Private Placement, if and when the TriStar Common Shares are listed on the TSX.

The price at which the TriStar FinCo Common Shares will be issued pursuant to the TriStar Private Placement has been established at $2.75 based on the following: (a) the TriStar Engineering Report with respect to the oil and natural gas interests forming part of the TriStar Assets being transferred to TriStar as part of the Arrangement, further mechanically updated to account for estimated production to December 31, 2005 and (b) the undeveloped land associated with non-producing areas transferred to TriStar as part of the Arrangement valued based on the acquisition costs to Acclaim or StarPoint or, if appropriate, based on recent sales by others of interests in undeveloped land in the area.  The following table reflects the determination of the $2.75 price based on such information.  See also Appendix G, “Information Concerning TriStar Oil & Gas Ltd” and “The Arrangement — Securities Law Matters — United States”.

Price per TriStar Common Share
Proved plus probable reserves and undeveloped land (1) (2)	$56,094,673
Assumption or repayment of debt	Nil
$56,094,673
TriStar Common Shares outstanding prior to giving effect to the TriStar Private Placement and exercise of the TriStar Arrangement Warrants (3)	20,369,296
Price per TriStar Common Share	$2.75

Notes:

(1)                                  Proved plus probable reserves represents the discounted (present value discounted at 10%) future net revenue before taxes for the proven plus probable reserves of the TriStar Assets provided for in the TriStar Engineering Report and further mechanically updated to account for estimated production from the TriStar Assets to December 31, 2005. It cannot be assumed that the estimates of future net revenue represent the fair market value of the reserves.

(2)                                  The value of undeveloped land is estimated by Acclaim and StarPoint based on the acquisition costs to Acclaim or StarPoint or, if there have been any material changes in surrounding properties or the economic climate since acquisition, based upon recent sales by others of interests in undeveloped land in the area.

(3)                                  Represents the number of TriStar Common Shares outstanding upon completion of the Arrangement, but prior to giving effect to the TriStar Private Placement and the exercise of TriStar Arrangement Warrants, assuming that: (i) no Dissent Rights are exercised; (ii) that an aggregate of 2.2 million Acclaim Units and 1.3 million StarPoint Units are issued pursuant to outstanding Acclaim Rights and StarPoint Rights; and (iii) that all of the outstanding Acclaim Debentures and StarPoint Debentures are converted into Acclaim Units or StarPoint Units prior to the Effective Time.

The TriStar Common Shares issued under the Arrangement in exchange for TriStar FinCo Common Shares subscribed for under the TriStar Private Placement will be subject to a contractual escrow arrangement.  Under the escrow arrangement, one-third of the TriStar Common Shares issued to each TriStar Service Provider will be releasable to the holder on each of the first anniversary of the closing date of the TriStar Private Placement, the date that is eighteen months after the closing date of the TriStar Private Placement and the second anniversary of the closing date of the TriStar Private Placement.  If a TriStar Service Provider ceases to be such during the term of the escrow, TriStar will have the right to repurchase any TriStar Common Shares still subject to escrow at a price equal to the lesser of $2.75 and the market price of the TriStar Common Shares on the last trading day immediately prior to such person ceasing to be a TriStar Service Provider.  The TriStar Common Shares may be transferred within escrow to another TriStar Service Provider with the approval of the Board of Directors of TriStar.

A holder of TriStar Performance Shares shall become entitled to convert the TriStar Performance Shares to acquire TriStar Common Shares on the following terms:

(a)                                  if the closing trading price of the TriStar Common Shares on the TSX or such other stock exchange on which the TriStar Common Shares are listed (the “Market Price”) on the first anniversary of the Effective Date of the Arrangement is greater than $2.75, a holder of Performance Shares shall have the right, from and after such date and until the expiry time of the TriStar Performance Shares, to convert up to 33 1/3% of the total number of TriStar Performance Shares originally issued to such holder into TriStar Common Shares;

(b)                                 if the Market Price of the TriStar Common Shares on the second anniversary of the Effective Date of the Arrangement is greater than $2.75, a holder of Performance Shares shall have the right, from and after such date and until the expiry time of the TriStar Performance Shares, to convert up to 66 2/3% of the total number of TriStar Performance Shares originally issued to such holder into TriStar Common Shares; and

(c)                                  if the Market Price of the TriStar Common Shares on the third anniversary of the Effective Date of the Arrangement is greater than $2.75, a holder of Performance Shares shall have the right, from and after such date and until the expiry time of the TriStar Performance Shares, to convert up to

100% of the total TriStar Performance Shares originally issued to such holder,  into TriStar Common Shares.

All of the TriStar Performance Shares will become convertible into TriStar Common Shares in the event of a change of control of TriStar, as defined in the performance share provisions, or in the event of a take-over bid for TriStar.

A holder of a TriStar Performance Share who converts a TriStar Performance Share shall be entitled to receive a portion of a TriStar Common Share determined by subtracting $2.75 from the Market Price of the TriStar Common Shares on the last trading day prior to such conversion and then dividing the difference by the Market Price of the TriStar Common Shares on the last trading day prior to such conversion.

The TriStar Performance Shares shall be deemed to expire at the earliest of the following dates:

(a)                                  the date the holder of the TriStar Performance Shares ceases to be a TriStar Service Provider due to their employment with TriStar being terminated for cause,

(b)                                 90 days from the date the holder of the TriStar Performance Shares ceases to be a TriStar Service Provider due to any reason other than their employment being terminated for cause;

(c)                                  in the event of a change of control of TriStar, as defined in the performance share provisions, the date that is 30 days following the occurrence of the change of control; and

(d)                                 the first business day following the fourth anniversary of the Effective Date of the Arrangement.

Upon the expiry of any TriStar Performance Shares, TriStar will redeem each such share at a redemption price of $0.01 per share and the TriStar Performance Shares so redeemed will be cancelled or, with the approval of the Board of Directors of TriStar, transferred to another TriStar Service Provider.

TriStar Performance Shares may be transferred to another TriStar Service Provider with the approval of the Board of Directors of TriStar.

The TriStar Performance Shares will operate in concert with the TriStar Stock Option Plan and the number of TriStar Common Shares reserved for issuance under the TriStar Stock Option Plan and the TriStar Performance Shares shall not exceed 10% of the outstanding TriStar Common Shares at any time.

The number of TriStar FinCo Performance Shares issued pursuant to the TriStar Private Placement will not exceed 10% of the number of TriStar Shares that will be outstanding after completion of the Arrangement.  No TriStar Performance Shares will be issued other than pursuant to the TriStar Private Placement.

The proceeds of the TriStar Private Placement will be used to fund planned capital expenditures and for general corporate purposes.

The following table sets forth the currently proposed allocation of the TriStar Common Shares and TriStar Performance Shares pursuant to the TriStar Private Placement.  The table also sets forth the payments and benefits that each placee is entitled to in connection with the Arrangement.

Private Placee(1)	Position with TriStar After the Arrangement	Number of TriStar FinCo Common Shares and TriStar FinCo Performance Shares to be Issued Pursuant to the TriStar Private Placement(1)	Percentage of TriStar Common Shares and TriStar Performance Shares on a Diluted Basis(2)	Units Issuable Pursuant to Rights held by the Placee that Will Vest as a Result of the Arrangement	Cash Payments to be Received by the Placee as a Result of the Arrangement

Paul Colborne	Chairman and Chief Executive Officer	272,727 / 225,000	1.00 / 9.74	77,500 StarPoint Units	$837,373	(3)
Brett Herman	President and Chief Operating Officer and a Director	272,727 / 225,000	1.00 / 9.74	67,500 StarPoint Units	$837,373	(4)
Eric Strachan	Vice President, Exploration	232,727 / 220,000	0.85 / 9.25	61,250 StarPoint Units	$622,938	(4)
Graham Kidd	Vive President, Engineering	232,727 / 220,000	0.85 / 9.25	61,250 StarPoint Units	$567,438	(4)
Jeremy Wallis	Vice President, Land	232,727 / 220,000	0.85 / 9.25	39,250 StarPoint Units	$508,438	(4)
Jim Bertram	Director	54,545 / 30,000	0.20 / 1.3	10,000 StarPoint Units	Nil
J. Paul Charron	Director	54,545 / 30,000	0.20 / 1.3	297,833 Acclaim Units	Nil
Fred Coles	Director	54,545 / 30,000	0.20 / 1.3	10,000 StarPoint Units	Nil
Martin Hislop	Director	54,545 / 30,000	0.20 / 1.3	10,000 StarPoint Units	Nil
Rob Peters	Director	54,545 / 30,000	0.20 / 1.3	10,000 StarPoint Units	Nil
James Pasieka	Director	54,545 / 30,000	0.20 / 1.3	10,000 StarPoint Units	Nil
Paul Starnino	Director	54,545 / 30,000	0.20 / 1.3	10,000 StarPoint Units	Nil
Other Executive Officers(6)	—	232,727 / 220,000	0.85 / 9.25	Nil	Nil
Employees and Consultants	—	869,092 / 769,657	3.17 / 33.32%	219,550 StarPoint Units	$404,735	(5)
Total		2,727,273 / 2,309,657	10.0% / 100%	586,300 StarPoint Units	$3,778,295

Notes:

(1)                                  The allocations of the TriStar Common Shares and TriStar Performance Shares set forth are as currently proposed and may change and are subject to approval of the Board of Directors of TriStar.

(2)                                  Based on the number of TriStar Common Shares outstanding after giving effect to the Arrangement assuming that no Dissent Rights are exercised, that the TriStar Private Placement is completed for the maximum amount, that an aggregate of 2,236,912 Acclaim Units and 1,292,200 StarPoint Units are issued pursuant to outstanding Acclaim Rights and StarPoint Rights, that all of the outstanding Acclaim Debentures and StarPoint Debentures are converted into Acclaim Units or StarPoint Units prior to the Effective Time and that all TriStar Arrangement Warrants are exercised.

(3)                                  This amount represents a severance payment to be made by StarPoint to the named executive officer upon completion of the Arrangement.

(4)                                  This amount represents a payment to be made by StarPoint to the named executive officer upon a change of control of StarPoint pursuant to the terms of that officer’s employment agreement with StarPoint.

(5)                                  This amount represents the aggregate payments to be made by StarPoint to the applicable employees and consultants upon a change of control of StarPoint pursuant to the terms of employment or engagement of the employees and consultants.

(6)                                  Represents the number of TriStar FinCo Common Shares and TriStar FinCo Performance Shares in the aggregate which are expected to be allocated among executive officers which have yet to be determined but are expected to be appointed prior to completion of the Arrangement.

At the Meetings, the Securityholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the TriStar Private Placement:

“BE IT RESOLVED as an ordinary resolution of the unitholders that the private placement of up to 2,727,273 common shares of TriStar FinCo at a price of $2.75 per share and up to 2,309,657 Performance shares of TriStar FinCo at a price of $0.01 per share, all as more particularly described in the Joint Information Circular and Proxy Statement of Acclaim Energy Trust and StarPoint Energy Trust dated November 18, 2005, be and the same is hereby approved and authorized.”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by Acclaim Securityholders who vote in person or by proxy at the Acclaim Meeting and the aggregate votes cast by the StarPoint Securityholders who vote in person or by proxy at the StarPoint Meeting, after excluding the votes cast by Acclaim Securityholders and StarPoint Securityholders eligible to participate in the TriStar Private Placement.  The persons named in the enclosed forms of proxy, if named as proxy, intend to vote for the approval of the TriStar Private Placement.

Acclaim Lock-Up Securityholders holding an aggregate of 824,339 Acclaim Units and 245,885 Acclaim Exchangeable Shares (representing approximately 0.75 percent of the outstanding Acclaim Unitholders and 79 percent of the outstanding Acclaim Exchangeable Shares) have agreed to vote their Acclaim Units and Acclaim Exchangeable Shares in favour of this resolution.  StarPoint Lock-Up Securityholders holding an aggregate of 1,174,524 StarPoint Units and 615,974 StarPoint Exchangeable Shares (representing approximately 1.15 percent of the outstanding StarPoint Unitholders and approximately 38.5 percent of the outstanding StarPoint Exchangeable Shares) have agreed to vote their StarPoint Units and StarPoint Exchangeable Shares in favour of this resolution.  Lock-Up Securityholders holding an aggregate of 824,339 Acclaim Units, 245,855 Acclaim Exchangeable Shares, 1,174,524 StarPoint Units and 615,974 StarPoint Exchangeable Shares are eligible to participate in the TriStar Private Placement, and the votes cast by such Securityholders will be excluded for purposes of determining the requisite approval.  See also “The Arrangement — Securities Law Matters”.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of AEI to be used at the Acclaim Meeting and by management of SEL to be used at the StarPoint Meeting.  Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of AEI and SEL who will be specifically remunerated therefor.  All costs of the solicitation for the Acclaim Meeting will be borne by Acclaim and all costs of the solicitation for the StarPoint Meeting will be borne by StarPoint.  Acclaim and StarPoint have engaged Kingsdale to encourage the return of completed proxies by Securityholders, to solicit proxies in favour of the Arrangement Resolution and the other matters to be considered at the Meetings, and to assist Securityholders in completing and returning the Letters of Transmittal.  The fees for the information agent and proxy solicitation services provided by Kingsdale are based on a flat program management fee and a communication fee (per contract).  Acclaim and StarPoint do not expect that the costs in respect of such services will exceed $200,000.  Fees payable to Kingsdale will be paid by Acclaim.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Acclaim Units, a form of voting direction for holders of Acclaim Exchangeable Shares, a form of proxy for StarPoint Units and a form of voting direction for holders of StarPoint Exchangeable Shares.

The Persons named in the enclosed forms of proxy are directors and officers of AEI or SEL, as applicable.  A Unitholder desiring to appoint a Person (who need not be a Unitholder) to represent such Unitholder at a Meeting other than the Persons designated in the applicable accompanying form of proxy may do so either by inserting such Person’s name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 in the case of Acclaim Unitholders and to Olympia Trust Company at 2300, 125 — 9th Avenue S.E., Calgary, Alberta, T2G 0P6 in the case of StarPoint Unitholders.  The applicable form of proxy must be received by Computershare Trust Company of Canada or Olympia Trust Company, as applicable, by 4:30 p.m. (Calgary time) on December 16, 2005 or the last Business Day prior to the date of the Meetings on any adjournment thereof.  Failure to so deposit a form of proxy shall result in its invalidation.

Each holder of Acclaim Exchangeable Shares is entitled to give Computershare Trust Company of Canada voting instructions for a number of votes equal to the number of that holder’s Acclaim Exchangeable Shares. The applicable form of voting direction which accompanies this Information Circular is the means by which holders of Acclaim Exchangeable Shares may authorize the voting of the voting rights associated with the Acclaim Exchangeable Shares. Computershare Trust Company of Canada will exercise each vote only as directed on the voting direction.  In the absence of instructions as to voting, Computershare Trust Company of Canada will not exercise these votes.  Holders of Acclaim Exchangeable Shares may also instruct Computershare Trust Company of Canada to give a proxy entitling the holder’s designee to vote personally the relevant number of votes or to grant to Acclaim a proxy to vote those votes. The procedures for holders of Acclaim Exchangeable Shares to instruct Computershare Trust Company of Canada about voting at the Acclaim Meeting are explained in the “Voting Direction for Holders of Acclaim Exchangeable Shares” that has been provided to holders of Acclaim Exchangeable Shares with this Information Circular. To be effective, the voting direction must be received by Computershare Trust Company of Canada, Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by 4:30 p.m. (Calgary time) on December 16, 2005 or the last Business Day prior to the date of the Acclaim Meeting on any adjournment thereof.

Each holder of StarPoint Exchangeable Shares is entitled to give Olympia Trust Company voting instructions for a number of votes equal to the number of StarPoint Units that that holder’s StarPoint Exchangeable Shares are exchangeable into. The applicable form of voting direction which accompanies this Information Circular is the means by which holders of StarPoint Exchangeable Shares may authorize the voting of the voting rights associated with the StarPoint Exchangeable Shares. Olympia Trust Company will exercise each vote only as directed on the voting direction.  In the absence of instructions as to voting, Olympia Trust Company will not exercise these votes.  Holders of StarPoint Exchangeable Shares may also instruct Olympia Trust Company to give a proxy entitling the holder’s designee to vote personally the relevant number of votes or to grant to StarPoint a proxy to vote those votes. The procedures for holders of StarPoint Exchangeable Shares to instruct Olympia Trust Company about voting at the StarPoint Meeting are explained in the “Voting Direction for Holders of StarPoint Exchangeable Shares” that has been provided to holders of StarPoint Exchangeable Shares with this Information Circular. To be effective, the voting direction must be received by Olympia Trust Company at 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6 by December 16, 2005 at 4:30 p.m. (Calgary time) on the last Business Day prior to the date of the StarPoint Meeting on any adjournment thereof.

A Securityholder who has given a form of proxy or voting direction may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Securityholder or by his attorney duly authorized in writing or, if the Securityholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada or Olympia Trust Company, as applicable, on or before December 16, 2005 or the last Business Day preceding the day of the Meeting or any adjournment thereof or with the chairman of the Acclaim Meeting or StarPoint Meeting, as applicable, on the day of the Acclaim Meeting or StarPoint Meeting, as applicable, or any adjournment thereof.

The Acclaim Record Date for determination of Acclaim Securityholders entitled to receive notice of and to vote at the Acclaim Meeting is November 18, 2005.  Only Acclaim Securityholders whose names have been entered in the applicable register of Acclaim Units or Acclaim Exchangeable Shares, as the case may be, on the close of business on the Acclaim Record Date will be entitled to receive notice of and to vote at the Acclaim Meeting.  Holders of Acclaim Units and Acclaim Exchangeable Shares who acquire Acclaim Units or Acclaim Exchangeable Shares after the Acclaim Record Date will not be entitled to vote such Acclaim Units or Acclaim Exchangeable Shares at the Acclaim Meeting.

The StarPoint Record Date for determination of StarPoint Securityholders entitled to receive notice of and to vote at the StarPoint Meeting is November 18, 2005.  Only StarPoint Securityholders whose names have been entered in the applicable register of StarPoint Units or StarPoint Exchangeable Shares, as the case may be, on the close of business on the StarPoint Record Date will be entitled to receive notice of and to vote at the StarPoint Meeting.  Holders of StarPoint Units and StarPoint Exchangeable Shares who acquire StarPoint Units or StarPoint Exchangeable Shares after the StarPoint Record Date will not be entitled to vote such StarPoint Units or StarPoint Exchangeable Shares at the StarPoint Meeting.

Signature of Proxy

The applicable form of proxy or voting direction must be executed by the Securityholder or his or her attorney authorized in writing, or if the Securityholder is a corporation, the form of proxy or voting direction should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated.  A proxy or voting direction signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Acclaim or StarPoint, as applicable).

Voting of Proxies

The persons named in the accompanying forms of proxy will vote the Securities in respect of which they are appointed in accordance with the direction of the Securityholder appointing them.  In the absence of such direction, the Securities will be voted FOR the approval of the Arrangement Resolution and the other matters to be considered at the Meetings.

Exercise of Discretion of Proxy

The proxyholder and voting direction holder have discretion under the accompanying applicable form of proxy and voting direction to consider a number of matters relating to the Arrangement that are not yet determined.  At the date of this Information Circular, management of AEI and SEL know of no amendments, variations or other matters to come before the Meetings other than the matters referred to in the Notice of Meetings.  Holders of Acclaim Units, Acclaim Exchangeable Shares, StarPoint Units and StarPoint Exchangeable Shares who are planning on returning the accompanying applicable form of proxy or voting direction are encouraged to review the Information Circular carefully before submitting the proxy form or voting direction.

Voting Securities and Principal Holders Thereof

As at November 18, 2005 there were 109.3 million Acclaim Units, 0.4 million Acclaim Exchangeable Shares and 2.2 million Acclaim Rights issued and outstanding.  To the knowledge of the directors and officers of AEI, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over more than 10% of the Acclaim Securities on a fully diluted basis.

As at November 18, 2005 there were 102.4 million StarPoint Units, 1.8 million StarPoint Exchangeable Shares and 1.3 million StarPoint Rights issued and outstanding.  To the knowledge of the directors and officers of SEL, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over more than 10% of the StarPoint Securities on a fully diluted basis.

Procedure and Votes Required

Arrangement Resolutions

The Interim Order provides that each Holder of Securities at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the applicable Meeting.

Pursuant to the Interim Order:

(a)                                  the Acclaim Securityholders will vote together as a single class of securities at the Acclaim Meeting.  Each Acclaim Unit will be entitled to one vote at the Acclaim Meeting.  The Acclaim Special Voting Unit held by Computershare Trust Company of Canada for the benefit of holders of Acclaim Exchangeable Shares will be entitled to a number of votes at the Acclaim Meeting equal to the aggregate number of outstanding Acclaim Exchangeable Shares on the basis of one vote for each outstanding Acclaim Exchangeable Share;

(b)                                 the StarPoint Securityholders will vote together as a single class of securities at the StarPoint Meeting.  Each StarPoint Unit will be entitled to one vote at the StarPoint Meeting.  The StarPoint Special Voting Unit held by Olympia Trust Company for the benefit of holders of StarPoint Exchangeable Shares will be entitled to a number of votes at the StarPoint Meeting equal to the aggregate number of StarPoint Units into which the StarPoint Exchangeable Shares are exchangeable as at the StarPoint Record Date on the basis of one vote for each StarPoint Unit into which the StarPoint Exchangeable Share is exchangeable;

(c)                                  the number of votes required to pass the Acclaim Arrangement Resolution shall be not less than two thirds of the votes cast by Acclaim Securityholders, either in person or by proxy, voting together as a single class, at the Acclaim Meeting.  In addition, the Acclaim Arrangement Resolution must be approved by a majority of the votes cast by the Acclaim Securityholders, after excluding the votes cast in respect of Acclaim Units and Acclaim Exchangeable Shares beneficially owned, or over which control or direction is exercised, by a director and officer of AEI who will also be a director of TriStar and who will participate in the TriStar Private Placement and such other persons whose votes may not be included in determining minority approval of a business combination pursuant to OSC Rule 61-501;

(d)                                 the number of votes required to pass the StarPoint Arrangement Resolution shall be not less than two thirds of the votes cast by StarPoint Securityholders, either in person or by proxy, voting together as a single class, at the StarPoint Meeting.  In addition, the StarPoint Arrangement Resolution must be approved by a majority of the votes cast by the StarPoint Securityholders, after excluding the votes cast in respect of StarPoint Units and StarPoint Exchangeable Shares beneficially owned, or over which control or direction is exercised, by directors and officers of SEL participating in the TriStar Private Placement and such other persons whose votes may not be included in determining minority approval of a business combination pursuant to OSC Rule 61-501;

(e)                                  the quorum at the Acclaim Meeting shall be two persons entitled to vote thereat holding or representing not less than twenty percent (20%) of the outstanding Acclaim Units entitled to vote at the Acclaim Meeting.  If within 30 minutes from the time appointed for the Acclaim Meeting a quorum is not present, the Acclaim Meeting shall be adjourned to the same day in the next week if a Business Day, and, if not a Business Day, to the next Business Day following one week after the day appointed for the Acclaim Meeting, at the same time and place.  If at such adjourned meeting a quorum is not present, the Acclaim Securityholders present in person or by proxy, if at least two, shall be a quorum for all purposes; and

(f)                                    the quorum at the StarPoint Meeting shall be two persons entitled to vote thereat representing not less than five percent (5%) of the outstanding StarPoint Securities entitled to vote at the StarPoint Meeting.  If a quorum is not present at the opening of the StarPoint Meeting, the StarPoint Meeting shall be adjourned to the same day in the next week if a Business Day, and, if not a Business Day, to the next Business Day following one week after the day appointed for the StarPoint Meeting, at the same time and place.  If at such adjourned meeting a quorum is not present, the StarPoint Securityholders present in person or by proxy, if at least two, shall be a quorum for all purposes.

AUDITORS’ CONSENTS

Deloitte & Touche LLP Consent

We have read the joint information circular and proxy statement with respect to a plan of arrangement involving Acclaim Energy Trust, Acclaim Energy Inc., StarPoint Energy Trust, StarPoint Energy Ltd., Canetic Resources Trust, TriStar Oil & Gas Ltd., TriStar Finance Ltd., 1198330 Alberta Ltd., Acclaim Securityholders, StarPoint Securityholders and TriStar FinCo Shareholders dated November 18, 2005 (the “Information Circular”).  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Information Circular of our report to the unitholders of Acclaim Energy Trust (“Acclaim”) on the consolidated balance sheets of Acclaim as at December 31, 2004 and 2003 and the consolidated statements of earnings and accumulated earnings and of cash flows for the years then ended.  Our report is dated March 4, 2005.

We also consent to the incorporation by reference in the Information Circular of our report to the Managing Partner of Nexen Canada No. 5 on the schedule of revenue and expenses of the properties of Nexen Canada No. 5 for each of the years in the three year period ended December 31, 2004.  Our report is dated February 28, 2005.

We also consent to the use in the Information Circular of our report to the trustee of Canetic Resources Trust (“Canetic”) on the balance sheet of Canetic as at November 16, 2005.  Our report is dated November 16, 2005.

(signed) “Deloitte & Touche LLP”

Chartered Accountants
Calgary, Alberta

November 18, 2005

Consent of KPMG LLP

We have read the Joint Information Circular and Proxy Statement dated November 18, 2005 with respect to a plan of arrangement involving Acclaim Energy Trust, Acclaim Energy Inc., StarPoint Energy Trust, StarPoint Energy Ltd., Canetic Resources Trust, TriStar Oil & & Gas Ltd., TriStar Finance Ltd., 1198330 Alberta Ltd., Acclaim Securityholders, StarPoint Securityholders and TriStar FinCo Shareholders (the “Information Circular”).  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the unitholder of StarPoint Energy Trust on the balance sheet of StarPoint Energy Trust as at December 31, 2004.  Our report is dated March 16, 2005.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the shareholders of StarPoint Energy Ltd. on the consolidated balance sheets of StarPoint Energy Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the year ended December 31, 2004 and for the period from September 5, 2003 to December 31, 2003.  Our report is dated March 16, 2005.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the directors of Upton Resources Inc. on the consolidated balance sheet of Upton Resources Inc. as at December 31, 2003 and the consolidated statements of operations and retained earnings and cash flows for the year then ended.  Our report is dated December 6, 2004.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the shareholders of E3 Energy Inc. on the consolidated balance sheets of E3 Energy Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings and cash flows for the years then ended.  Our report is dated March 24, 2005.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the shareholders of Great Northern Exploration Ltd. on the consolidated balance sheets of Great Northern Exploration Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for the years then ended.  Our report is dated March 17, 2004.

We consent to the use in the above-mentioned Information Circular of our report to the Board of Directors of TriStar Oil & Gas Ltd. on the balance sheet of TriStar Oil & Gas Ltd. as at September 30, 2005.  Our report is dated November 18, 2005.

We consent to the use in the above-mentioned Information Circular of our report to the Board of Directors of TriStar Oil & Gas Ltd. on the schedule of net operating revenues of TriStar Other Assets for the two years ended December 31, 2003 and 2004.  Our report is dated November 18, 2005.

(signed) “KPMG LLP”

Chartered Accountants
Calgary, Canada

November 18, 2005

Consent of Collins Barrow Calgary LLP

We have read the joint information circular and proxy statement with respect to a plan of arrangement involving Acclaim Energy Trust, Acclaim Energy Inc., StarPoint Energy Trust, StarPoint Energy Ltd., Canetic Resources Trust, TriStar Oil & & Gas Ltd., TriStar Finance Ltd., 1198330 Alberta Ltd., Acclaim Securityholders, StarPoint Securityholders and TriStar FinCo Shareholders dated November 18, 2005 (the “Information Circular”).  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Information Circular of our report to the directors of Selkirk Energy Canada Ltd., 977529 Alberta Ltd., 3072202 Nova Scotia Company and Five Spot Energy Ltd. on the combined balance sheet of Selkirk Energy Group as at January 31, 2004 and the combined statements of income and retained earnings and cash flows for the year then ended.  Our report is dated November 12, 2004.

(signed) “Collins Barrow Calgary LLP”

Chartered Accountants
Calgary, Canada

November 18, 2005

Consents of PricewaterhouseCoopers LLP

We have read the joint information circular and proxy statement with respect to a plan of arrangement involving Acclaim Energy Trust, Acclaim Energy Inc., StarPoint Energy Trust, StarPoint Energy Ltd., Canetic Resources Trust, TriStar Oil & Gas Ltd., TriStar Finance Ltd., 1198330 Alberta Ltd., Acclaim Securityholders, StarPoint Securityholders and TriStar FinCo Securityholders dated November 18, 2005 (the “Information Circular”).  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the unitholders of APF Energy Trust on the consolidated balance sheets of APF Energy Trust as at December 31, 2004 and 2003 and the statement of operations and accumulated earnings and cash flows for the years then ended.  Our report is dated February 25, 2005.

(signed) “PricewaterhouseCoopers LLP”

Chartered Accountants
Calgary, Canada

November 18, 2005

We have read the joint information circular and proxy statement with respect to a plan of arrangement involving Acclaim Energy Trust, Acclaim Energy Inc., StarPoint Energy Trust, StarPoint Energy Ltd., Canetic Resources Trust, TriStar Oil & Gas Ltd., TriStar Finance Ltd., 1198330 Alberta Ltd., Acclaim Securityholders, StarPoint Securityholders and TriStar FinCo Securityholders dated November 18, 2005 (the “Information Circular”).  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the Directors of EnCana Corporation on the schedule of revenues, royalties and operating expenses of the EnCana Assets for the years ended December 31, 2004, 2003 and 2002.  Our report is dated April 29, 2005.

We also consent to the use in the above-mentioned Circular of our report to the Directors of EnCana Corporation on the schedule of revenues, royalties and operating expenses of the Countess Assets for the years ended December 31, 2004 and 2003.  Our report is dated October 31, 2005.

(signed) “PricewaterhouseCoopers LLP”

Chartered Accountants
Calgary, Canada

November 18, 2005

We have read the joint information circular and proxy statement with respect to a plan of arrangement involving Acclaim Energy Trust, Acclaim Energy Inc., StarPoint Energy Trust, StarPoint Energy Ltd., Canetic Resources Trust, TriStar Oil & Gas Ltd., TriStar Finance Ltd., 1198330 Alberta Ltd., Acclaim Securityholders, StarPoint Securityholders and TriStar FinCo Securityholders dated November 18, 2005 (the “Information Circular”).  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our reports to the Management of Chevron Canada Resources on the schedules of revenues, royalties and operating expenses of the Central Alberta, Kaybob, Manitoba and Mitsue properties for the years ended December 31, 2003, 2002 and 2001.  Our reports are dated April 2, 2004.

(signed) “PricewaterhouseCoopers LLP”

Chartered Accountants
Calgary, Canada

APPENDIX A

ACCLAIM ARRANGEMENT RESOLUTION

“BE IT RESOLVED THAT:

1.                                       the arrangement (“Arrangement”) under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Exhibit A to Appendix D to the Joint Information Circular and Proxy Statement of Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) dated November 18, 2005 (the “Information Circular”), all as more particularly described in the Information Circular, and all transactions contemplated thereby, be and are hereby authorized and approved;

2.                                       the arrangement agreement (the “Arrangement Agreement”) dated as of November 17, 2005 among Acclaim, Acclaim Energy Inc. (“AEI”), StarPoint and StarPoint Energy Ltd., a copy of which is attached as Appendix D to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.                                       notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta, the board of directors of AEI may, without further notice to or approval of the holders of trust units of Acclaim and holders of exchangeable shares of AEI, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

4.                                       any director or officer of AEI is hereby authorized, for and on behalf of AEI, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.”

APPENDIX B

STARPOINT ARRANGEMENT RESOLUTION

“BE IT RESOLVED THAT:

1.                                       the arrangement (“Arrangement”) under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Exhibit A to Appendix D to the Joint Information Circular and Proxy Statement of Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) dated November 18, 2005 (the “Information Circular”), all as more particularly described in the Information Circular, and all transactions contemplated thereby, be and are hereby authorized and approved;

2.                                       the arrangement agreement (the “Arrangement Agreement”) dated as of November 17, 2005 among Acclaim, Acclaim Energy Inc., StarPoint and StarPoint Energy Ltd. (“SEL”), a copy of which is attached as Appendix D to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.                                       notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta, the board of directors of SEL may, without further notice to or approval of the holders of trust units of StarPoint and holders of exchangeable shares of SEL, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

4.                                       any director or officer of SEL is hereby authorized, for and on behalf of SEL, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.”

APPENDIX C

INTERIM ORDER

Action No. 0501-16343

IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ACCLAIM ENERGY TRUST, ACCLAIM ENERGY INC., STARPOINT ENERGY TRUST, STARPOINT ENERGY LTD., CANETIC RESOURCES TRUST, TRISTAR OIL & GAS LTD., TRISTAR FINANCE LTD., 1198330 ALBERTA LTD., THE UNITHOLDERS OF ACCLAIM ENERGY TRUST, THE EXCHANGEABLE SHAREHOLDERS OF ACCLAIM ENERGY INC., THE UNITHOLDERS OF STARPOINT ENERGY TRUST, THE EXCHANGEABLE SHAREHOLDERS OF STARPOINT ENERGY LTD. AND THE SHAREHOLDERS OF TRISTAR FINANCE LTD.

BEFORE THE HONOURABLE	)	AT THE COURT HOUSE, AT CALGARY, ALBERTA,
JUSTICE C.A. KENT	)	ON THE 17th DAY OF NOVEMBER 2005.
IN CHAMBERS	)

INTERIM ORDER

UPON the Joint Petition (the “Joint Petition”) of Acclaim Energy Trust (“Acclaim”) and Acclaim Energy Inc. (“AEI”) (Acclaim and AEI are together referred to as “Acclaim”), StarPoint Energy Trust (“StarPoint”), StarPoint Energy Ltd. (“SEL”) (StarPoint and SEL are together referred to as “StarPoint”), TriStar Finance Ltd. (“TriStar FinCo”) and 1198330 Alberta Ltd. (“MFCorp”);

AND UPON reading the Joint Petition and the Charron Affidavit and the Colborne Affidavit, filed;

AND UPON hearing counsel for Acclaim and MFCorp, and counsel for StarPoint and TriStar FinCo;

AND UPON noting that the Executive Director of the Alberta Securities Commission (the “Executive Director”) has been served with notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9 (the “ABCA”) and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

(a)           the capitalized terms not defined in this Order shall have the meanings attributed to them in the Joint Information Circular and Proxy Statement of Acclaim and StarPoint (the “Information Circular”), a draft copy of which is attached as Exhibit A to the Affidavit of J. Paul Charron, President and Chief Executive Officer of AEI, sworn November 17, 2005 (the “Charron Affidavit”); and

(b)           all references to “Arrangement” used herein mean the plan of arrangement as described in the Charron Affidavit and in the form attached as Exhibit A to the Arrangement Agreement, which is attached as Appendix D to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

1.             The proposed course of action is an “Arrangement” within the definition of the ABCA and the Joint Petitioners may proceed with the Plan of Arrangement, as described in the Charron Affidavit.

General

2.             Acclaim and StarPoint shall seek approval of the Arrangement by the holders of trust units of Acclaim and the holders of exchangeable shares of AEI (together the “Acclaim Securityholders”), the holders of trust units of StarPoint and the holders of exchangeable shares of SEL (together the “StarPoint Securityholders”) and the holders of common shares and performance shares (“TriStar FinCo Shares”) of TriStar FinCo, once issued, in the manner set forth below.

Acclaim Meeting

3.             Acclaim shall call and conduct a meeting (the “Acclaim Meeting”) of Acclaim Securityholders on or about December 19, 2005.  At the Acclaim Meeting, Acclaim Securityholders will consider and vote upon the Acclaim Arrangement Resolution and such other business as may properly be brought before the Acclaim Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

4.             A quorum shall be present at the Acclaim Meeting if two persons holding not less than 20% of the outstanding Acclaim Units entitled to vote at the Acclaim Meeting are present either in person or by duly appointed proxy.  For the purposes of determining such quorum, the holders of any issued special voting units of Acclaim (“Acclaim Special Voting Units”) who are present at the Acclaim Meeting shall be regarded as representing outstanding Acclaim Units equivalent to the number of votes attaching to such Acclaim Special Voting Units.  If within 30 minutes from the time appointed for the Acclaim Meeting a quorum is not present, the Acclaim Meeting shall be adjourned to such Business Day that is not less than fourteen days following the day appointed for the Acclaim Meeting, and to such time and place as may be appointed by the Chairman of the Acclaim Meeting.  No notice of the adjourned Acclaim Meeting shall be required and, if at such adjourned meeting a quorum is not present, the Acclaim Unitholders present if at least two, shall be a quorum for all purposes.

5.             The Acclaim Securityholders shall vote in respect of the Acclaim Arrangement Resolution together as a single class of securities.  Each Acclaim Unit entitled to be voted at the Acclaim Meeting will entitle the holder to one vote at the Acclaim Meeting in respect of the Acclaim Arrangement Resolution and the other matters to be considered at the Acclaim Meeting.  The Acclaim Special Voting Unit held by Computershare Trust Company of Canada shall be entitled to a number of votes at the Acclaim Meeting equal to the aggregate number of outstanding Acclaim Exchangeable Shares on the basis of one vote for each outstanding Acclaim Exchangeable Share at the Acclaim Meeting in respect of the Acclaim Arrangement Resolution and the other matters to be considered at the Acclaim Meeting.  The Board of Directors of AEI has fixed a record date for the Acclaim Meeting of November 18, 2005 (the “Acclaim Record Date”).  Only Acclaim Securityholders whose names have been entered on the applicable register of Acclaim Units or Acclaim Exchangeable Shares, as the case may be, on the close of business on the Acclaim Record Date will be entitled to receive notice of and to vote at the Acclaim Meeting in accordance with this paragraph 5.  Holders of Acclaim Units and Acclaim Exchangeable Shares who acquire their Acclaim Units or Acclaim Exchangeable Shares after the Acclaim Record Date will not be entitled to vote such securities at the Acclaim Meeting.

StarPoint Meeting

6.             StarPoint shall call and conduct a meeting (the “StarPoint Meeting”) of StarPoint Securityholders on or about December 19, 2005.  At the StarPoint Meeting, StarPoint Securityholders will consider and vote upon the StarPoint Arrangement Resolution and such other business as may properly be brought before the

StarPoint Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

7.             A quorum shall be present at the StarPoint Meeting if two persons holding not less than 5% of the outstanding StarPoint Units entitled to vote at the StarPoint Meeting are present either in person or by duly appointed proxy.  For the purposes of determining such quorum, the holders of any issued special voting units of StarPoint (“StarPoint Special Voting Units”) who are present at the StarPoint Meeting shall be regarded as representing outstanding StarPoint Units equivalent to the number of votes attaching to such StarPoint Special Voting Units.  If within 30 minutes from the time appointed for the StarPoint Meeting a quorum is not present, the StarPoint Meeting shall be adjourned to such Business Day that is not less than fourteen days following the day appointed for the StarPoint Meeting, and to such time and place as may be appointed by the Chairman of the StarPoint Meeting.  No notice of the adjourned StarPoint Meeting shall be required and, if at such adjourned meeting a quorum is not present, the StarPoint Unitholders present if at least two, shall be a quorum for all purposes.

8.             The StarPoint Securityholders shall vote in respect of the StarPoint Arrangement Resolution together as a single class of securities.  Each StarPoint Unit entitled to be voted at the StarPoint Meeting will entitle the holder to one vote at the StarPoint Meeting in respect of the StarPoint Arrangement Resolution and the other matters to be considered at the StarPoint Meeting.  The StarPoint Special Voting Unit held by Olympia Trust Company shall be entitled to a number of votes at the StarPoint Meeting equal to the aggregate number of StarPoint Units into which the StarPoint Exchangeable Shares are exchangeable as at the StarPoint Record Date (as defined below) on the basis of one vote on the StarPoint Arrangement Resolution and the other matters to be considered at the Acclaim Meeting for each StarPoint Unit into which the StarPoint Exchangeable Share is exchangeable.  The Board of Directors of SEL has fixed a record date for the StarPoint Meeting of November 18, 2005 (the “StarPoint Record Date”).  Only StarPoint Securityholders whose names have been entered on the applicable register of StarPoint Units or StarPoint Exchangeable Shares, as the case may be, on the close of business on the StarPoint Record Date will be entitled to receive notice of and to vote at the StarPoint Meeting in accordance with this paragraph 8.  Holders of StarPoint Units and StarPoint Exchangeable Shares who acquire their StarPoint Units or Acclaim Exchangeable Shares after the StarPoint Record Date will not be entitled to vote such securities at the StarPoint Meeting.

Conduct of Acclaim Meeting

9.             The Chairman of the Acclaim Meeting shall be any officer or director of Acclaim.

10.           The only persons entitled to attend and speak at the Acclaim Meeting shall be Acclaim Securityholders or their authorized representatives, Acclaim’s directors and officers and its auditors, and the Executive Director.

11.           The number of votes required to pass the Acclaim Arrangement Resolution shall be (i) not less than 66 2/3% of the votes cast by Acclaim Securityholders, either in person or by proxy, voting together as a single class, at the Acclaim Meeting; and (ii) a majority of the votes cast by the Acclaim Securityholders, after excluding the votes cast in respect of Acclaim Units and Acclaim Exchangeable Shares beneficially owned, or over which control or direction is exercised, by a director and officer of AEI who will also be a director of TriStar Oil & Gas Ltd. (“TriStar”) and who will participate in the TriStar Private Placement and such other persons whose votes may not be included in determining minority approval of a business combination pursuant to Ontario Securities Commission Rule 61-501.

12.           To be valid a proxy must be deposited with Acclaim in the manner described in the Information Circular.

13.           The accidental omission to give notice of the Acclaim Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Acclaim Meeting.

StarPoint Meeting

14.           The Chairman of the StarPoint Meeting shall be any officer or director of StarPoint.

15.           The only persons entitled to attend and speak at the StarPoint Meeting shall be StarPoint Securityholders or their authorized representatives, StarPoint’s directors and officers and its auditors, and the Executive Director.

16.           The number of votes required to pass the StarPoint Arrangement Resolution shall be: (i) not less than 66 2/3% of the votes cast by StarPoint Securityholders, either in person or by proxy, voting together as a single class, at the StarPoint Meeting; and (ii) a majority of the votes cast by the StarPoint Securityholders, after excluding the votes cast in respect of StarPoint Units and StarPoint Exchangeable Shares beneficially owned, or over which control or direction is exercised, by directors and officers of SEL participating in the TriStar Private Placement and such other persons whose votes may not be included in determining minority approval of a business combination pursuant to Ontario Securities Commission Rule 61-501.

17.           To be valid a proxy must be deposited with StarPoint in the manner described in the Information Circular.

18.           The accidental omission to give notice of the StarPoint Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the StarPoint Meeting.

Dissent Rights

19.           The registered holders of Acclaim Securities and StarPoint Securities are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the applicable Arrangement Resolution.

20.           In order for an Acclaim Securityholder to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)           the Acclaim Securityholder’s written objection to the Acclaim Arrangement Resolution must be received by Acclaim c/o its counsel Burnet, Duckworth & Palmer LLP, 1400, 350 — 7th Avenue S.W., Calgary, Alberta  T2P 3N9, Attention:  Daniel J. McDonald, Q.C. by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Acclaim Meeting;

(b)           a dissenting Acclaim Securityholder shall not have voted his or her Acclaim Securities at the Acclaim Meeting either by proxy or in person, in favour of the Acclaim Arrangement Resolution;

(c)           a holder of Acclaim Securities may not exercise the right of dissent in respect of only a portion of the holder’s Acclaim Securities but may dissent only with respect to all of the Acclaim Securities held by the holder; and

(d)           the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by the Arrangement.

21.           In order for an StarPoint Securityholder to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)           the StarPoint Securityholder’s written objection to the StarPoint Arrangement Resolution must be received by StarPoint c/o its counsel Heenan Blaikie LLP, 12th Floor, 425 — 1st Street S.W., Calgary, Alberta, T2P 3L8, Attention: Thomas Cotter by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the StarPoint Meeting;

(b)           a dissenting StarPoint Securityholder shall not have voted his or her StarPoint Securities at the StarPoint Meeting either by proxy or in person, in favour of the StarPoint Arrangement Resolution;

(c)           a holder of StarPoint Securities may not exercise the right of dissent in respect of only a portion of the holder’s StarPoint Securities but may dissent only with respect to all of the StarPoint Securities held by the holder; and

(d)           the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by the Arrangement.

22.           The fair value of the Acclaim Securities and StarPoint Securities shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Acclaim Securityholders and the StarPoint Securityholders, as applicable.

23.           Subject to further order of this Court, the rights available to the Acclaim Securityholders and the StarPoint Securityholders under the ABCA and the Arrangement to dissent from the applicable Arrangement Resolution shall constitute full and sufficient rights of dissent for the Acclaim Securityholders and the StarPoint Securityholders with respect to the Arrangement Resolutions.

24.           Notice to the Acclaim Securityholders and the StarPoint Securityholders of their right of dissent with respect to the applicable Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Acclaim Securities and their StarPoint Securities shall be given by including information with respect to this right in the Information Circular to be sent to Acclaim Securityholders and the StarPoint Securityholders in accordance with paragraph 25 of this Order.

Notice

25.           An Information Circular, substantially in the form attached as Exhibit A to the Charron Affidavit with amendments thereto as counsel for Acclaim and StarPoint may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meetings to Acclaim Securityholders and the StarPoint Securityholders at the addresses for such holders recorded in the records of Acclaim and StarPoint, as the case may be, at the close of business on the Acclaim Record Date or the StarPoint Record Date, as the case may be, and to the directors and auditors of each of Acclaim and StarPoint.  In calculating the 21-day period, the date of mailing shall be included and the date of the Meetings shall be excluded.

26.           An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail or delivery at least 21 days prior to the Meetings.

27.           Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Acclaim Securityholders and the StarPoint Securityholders, the directors and auditors of each of Acclaim and StarPoint and the Executive Director of:

(a)           the Joint Petition;

(b)           this Order;

(c)           the Notices of the Meetings; and

(d)           the Notice of Joint Petition.

all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as Acclaim and StarPoint may consider fit.

Approval of Holders of TriStar FinCo Shares

28.           The approval of the holders, if any, of the TriStar FinCo Shares to the Arrangement shall be obtained either by resolution in writing of the registered holders of the TriStar FinCo Shares or by including a provision to that effect within the subscription agreement to be entered into among TriStar FinCo and the subscribers of TriStar FinCo Shares.

Final Application

29.           Subject to further Order of this Court and provided that the Acclaim Securityholders and the StarPoint Securityholders have approved the Arrangement in the manner directed by this Court and the directors of AEI or SEL have not revoked that approval, Acclaim or StarPoint may proceed with an application for approval of the Arrangement and the Final Order on December       , 2005 at              .m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta.  Subject to the Final Order, and to the issuance of the Certificate, all Acclaim Securityholders, StarPoint Securityholders, TriStar FinCo Shareholders, Acclaim, AEI, StarPoint, SEL, Canetic Resources Trust, the respective subsidiaries of Acclaim and StarPoint, TriStar, TriStar FinCo, MFCorp and all other persons will be bound by the Arrangement in accordance with its terms.

30.           Any Acclaim Securityholder, StarPoint Securityholder or any other interested party (together, “Interested Party”) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon Acclaim and StarPoint, on or before noon on December 12, 2005, a Notice of Intention to Appear including the Interested Party’s address for service, together with any evidence or materials which the Interested Party intends to present to the Court.  Service of this notice on Acclaim shall be effected by service upon the solicitors for Acclaim, Burnet, Duckworth & Palmer LLP, 1400, 350 — 7th Avenue SW, Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C.  Service of this notice on StarPoint shall be effective by service upon the solicitors for StarPoint, Heenan Blaikie LLP, 12th Floor, 425 — 1st Street S.W., Calgary, Alberta, T2P 3L8, Attention: Thomas Cotter.

31.           In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 30 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

32.           Acclaim and StarPoint are entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

(signed) “C.A. Kent”
J.C.Q.B.A.

ENTERED at Calgary, Alberta,

November 17, 2005.

(signed) “V.A. Brandt”

Clerk of the Court of Queen’s Bench

APPENDIX D

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

AMONG:

ACCLAIM ENERGY TRUST

- and -

ACCLAIM ENERGY INC.

- and -

STARPOINT ENERGY TRUST

- and -

STARPOINT ENERGY LTD.

November 17, 2005

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc.	12
1.3	Number, etc.	12
1.4	Date for Any Action	13
1.5	Entire Agreement	13
1.6	Currency	13
1.7	Accounting Matters	13
1.8	Disclosure in Writing	13
1.9	Interpretation Not Affected by Party Drafting	13
1.10	Trust Power and Capacity	13
1.11	Schedules	13

ARTICLE 2 THE ARRANGEMENT
2.1	Plan of Arrangement	14
2.2	Interim Order	14
2.3	Information Circulars and Meetings	15
2.4	Canetic Trust	15
2.5	MFCorp.	16
2.6	TriStar	16
2.7	Employees	17
2.8	Completion of Transactions	17
2.9	Effective Date	17
2.10	Post-Closing Wind-up	18
2.11	United States Tax Considerations	18

ARTICLE 3 COVENANTS		18
3.1	Covenants of Acclaim and AEI	18
3.2	Covenants of StarPoint and SEL	22
3.3	Mutual Covenants Regarding the Arrangement	25
3.4	Mutual Covenants Regarding Non-Solicitation	26
3.5	Provision of Information; Access	28

ARTICLE 4 PRIVATE PLACEMENT AND INCENTIVE PLANS		29
4.1	TriStar	29
4.2	Canetic Trust	29

ARTICLE 5 REPRESENTATIONS AND WARRANTIES		29
5.1	Representations and Warranties of Acclaim	29
5.2	Representations and Warranties of StarPoint	39
5.3	Privacy Issues.	49

ARTICLE 6 CONDITIONS PRECEDENT		50
6.1	Mutual Conditions Precedent	50
6.2	Additional Conditions to Obligations of Acclaim	52
6.3	Additional Conditions to Obligations of StarPoint	53
6.4	Notice and Effect of Failure to Comply with Conditions	54
6.5	Satisfaction of Conditions	54

ARTICLE 7 AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS		55
7.1	Acclaim Damages	55
7.2	StarPoint Damages	55
7.3	Liquidated Damages	56

ARTICLE 8 AMENDMENT		56
8.1	Amendment	56

ARTICLE 9 TERMINATION		56
9.1	Termination	56

ARTICLE 10 NOTICES		57
10.1	Notices	57

ARTICLE 11 GENERAL		58
11.1	Binding Effect	58
11.2	Assignment	58
11.3	Disclosure	58
11.4	Costs	58
11.5	Severability	58
11.6	Further Assurances	59
11.7	Time of Essence	59
11.8	Governing Law	59
11.9	Waiver	59
11.10	Third Party Beneficiaries.	59
11.11	Obligations	59
11.12	Counterparts	60

SCHEDULE ”A” – Plan of Arrangement

ii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 17th day of November, 2005,

BETWEEN:

ACCLAIM ENERGY TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as “Acclaim”)

AND

ACCLAIM ENERGY INC., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as “AEI”)

AND

STARPOINT ENERGY TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as “StarPoint”)

AND

STARPOINT ENERGY LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as “SEL”)

WHEREAS:

A.                                                                                   Acclaim, AEI, StarPoint and SEL wish to propose an arrangement involving AEI, Acclaim , SEL and StarPoint and the securityholders of AEI, Acclaim, StarPoint and SEL;

B.                                                                                     the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the Business Corporations Act (Alberta);

C.                                                                                     the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a)	“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)	“Acclaim Administration Agreement” means the administration agreement dated April 20, 2001 between AEI and Acclaim;

(c)	“Acclaim Balance Sheets” has the meaning ascribed thereto in Section 5.1(p);

(d)	“Acclaim Board of Directors” means the board of directors of AEI as it may be comprised from time to time;

(e)	“Acclaim Confidentiality Agreement” means the confidentiality agreement between AEI and SEL dated August 15, 2005 in respect of information relating to SEL to be provided to AEI;

(f)

“Acclaim Credit Facilities Agreement” means the Restated Credit Agreement dated as of June 29, 2004 among AEI, as borrower, The Toronto Dominion Bank, as administrative agent and the persons named on the signature pages thereto, as lenders, as amended as of January 5, 2005 and June 8, 2005;

(g)	“Acclaim Damages Event” has the meaning set forth in Section 7.1;

(h)

“Acclaim Debenture Indenture” means the Trust Indenture dated as of December 17, 2002 among Acclaim, AEI and the Acclaim Debenture Trustee as supplemented by the Acclaim 8% Debenture Supplemental in the case of the Acclaim 8% Debentures and by the Acclaim 11% Debenture Supplemental in the case of the Acclaim 11% Debentures;

(i)	“Acclaim Debenture Trustee” means Computershare Trust Company of Canada;

(j)	“Acclaim Debentures” means, collectively, the Acclaim 8% Debentures and the Acclaim 11% Debentures;

(k)	“Acclaim 8% Debentures” means the 8% convertible, extendible, unsecured, subordinated debentures issued on June 15, 2004 pursuant to the Acclaim 8% Debenture Indenture;

(l)	“Acclaim 8% Debenture Supplemental” means the supplemental indenture dated as of June 15, 2004 among Acclaim, AEI and the Acclaim Debenture Trustee, governing the Acclaim 8% Debentures;

(m)	“Acclaim 11% Debentures” means the 11% convertible, extendible, unsecured, subordinated debentures issued on December 17, 2002 pursuant to the Acclaim 11% Debenture Indenture;

(n)	“Acclaim 11% Debenture Supplemental” means the supplemental indenture dated as of December 17, 2002 among Acclaim, AEI and the Acclaim Debenture Trustee, governing the Acclaim 11% Debentures;

(o)	“Acclaim DRIP” means the distribution reinvestment and optional unit purchase plan of Acclaim;

(p)	“Acclaim Employment Agreements” means the employment agreements between AEI and each of Paul Charron, David Broshko, Rick Tiede, Brian Evans, Mark Fitzgerald and Wesley Morningstar;

(q)

“Acclaim Energy Partnership Agreement” means the Partnership Agreement dated as of November 1, 2000 among Ketch Energy Ltd., Highland Energy Inc. and Caravan Oil & Gas Ltd., as amended from time to time;

(r)	“Acclaim Exchangeable Shares” means the exchangeable shares, Series 1 of AEI;

(s)

“Acclaim Financial Statements” means, collectively, the audited consolidated financial statements of Acclaim for the year ended December 31, 2004, together with the notes thereto and the report of the auditors thereon, the interim unaudited financial statements of Acclaim for the three month period ended March 31, 2005, the interim unaudited financial statements of Acclaim for the six month period ended June 30, 2005 and the interim unaudited financial statements of Acclaim for the nine month period ended September 30, 2005;

(t)	“Acclaim Incentive Plans” means, collectively, the Acclaim Unit Award Incentive Plan and the Acclaim Employee Unit Ownership Plan;

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(u)

“Acclaim Information” means the information included in the Acclaim Information Circular describing Acclaim and its business, operations and affairs and the matters to be considered at the Acclaim Meeting;

(v)

“Acclaim Information Circular” means the information circular of Acclaim to be sent by Acclaim to the Acclaim Securityholders in connection with the Acclaim Meeting, which, unless otherwise determined by Acclaim and StarPoint, shall be part of a joint information circular that shall also be sent to StarPoint Securityholders in connection with the StarPoint Meeting;

(w)

“Acclaim Lock-Up Agreements” means the agreements between StarPoint and the Acclaim Lock-Up Securityholders pursuant to which the Acclaim Lock-Up Securityholders have agreed to vote the Acclaim Securities beneficially owned or controlled by the Acclaim Lock-Up Securityholders in favour of the Merger Resolution and to otherwise support the Arrangement and other related matters to be considered at the Acclaim Meeting;

(x)	“Acclaim Lock-Up Securityholders” means those Acclaim Securityholders that have entered into Acclaim Lock-Up Agreements with StarPoint;

(y)	“Acclaim LP” means Acclaim Limited Partnership;

(z)	“Acclaim LP Agreement” means Acclaim LP’s limited partnership agreement dated June 25, 2004 between ACT and 1107882 Alberta Ltd. as general partner;

(aa)

“Acclaim Material Agreements” means, collectively, the Acclaim Trust Indenture, the ACT Indenture, the Acclaim Energy Partnership Agreement, the Acclaim LP Agreement, the Acclaim NPI Agreements, the Acclaim Administration Agreement, the Acclaim Note Indentures, the Acclaim Debenture Indentures, Acclaim Subordination Agreement and the Acclaim Credit Facilities Agreement;

(bb)	“Acclaim Meeting” means the special meeting of Acclaim Securityholders to be held to consider the Merger Resolution and related matters, and any adjournment(s) thereof;

(cc)	“Acclaim Note Indentures” means the note indentures between Acclaim and AEI governing the Acclaim Notes;

(dd)

“Acclaim Notes” means the unsecured subordinated notes issued by predecessors in interest of AEI to Acclaim pursuant to the Acclaim Note Indentures and the unsecured subordinated notes issued by any Acclaim Operating Entity from time to time otherwise than pursuant to the Acclaim Note Indentures;

(ee)

“Acclaim NPI Agreements” means collectively the Net Profits Interest Agreement made as of July 1, 2000 between Danoil Energy Partnership, as grantee, and 101001276 Saskatchewan Ltd., as Trustee of Danoil Energy Trust, as grantor, as amended, the Petroleum Natural Gas and Related Rights Conveyance and Contribution Agreements dated July 9, 2001 between Ketch Energy Ltd. and Ketch Energy Partnership and the Net Profits Interest Agreement dated October 1, 2002 between Ketch Energy Ltd. and Computershare Trust Company of Canada, as Trustee of Acclaim Energy Trust;

(ff)

“Acclaim Parties” means Acclaim, AEI, ACT, Acclaim LP, Acclaim Processing Co. Ltd., 1107911 Alberta Ltd., 1107882 Alberta Ltd., 1141702 Alberta Ltd., 101001276 Saskatchewan Ltd., Acclaim Energy Partnership, Acclaim Saskatchewan Trust, 960347 Alberta Ltd. and Acclaim Resource Partnership and “Acclaim Party” means any of them unless the context otherwise requires;

(gg)	“Acclaim Plans” has the meaning ascribed thereto in Section 5.1(x);

(hh)	“Acclaim Reorganization” means the reorganization transactions to be undertaken by Acclaim before January 1, 2006 and as agreed to by StarPoint and SEL;

2

(ii)	“Acclaim Report” has the meaning ascribed thereto in Section 5.1(cc);

(jj)	“Acclaim Rights” means the rights to acquire Acclaim Units granted under the Acclaim Incentive Plans;

(kk)	“Acclaim Securities” means, collectively, the Acclaim Units and the Acclaim Exchangeable Shares;

(ll)	“Acclaim Securityholders” means, collectively, the Acclaim Unitholders and the Acclaim Exchangeable Shareholders;

(mm)	“Acclaim Subordination Agreement” means the Subordination Agreement dated as of January 28, 2005 among Acclaim, AEI, Computershare Trust Company of Canada and the Toronto-Dominion Bank;

(nn)

“Acclaim TriStar Assets” means the assets of Acclaim and/or an Acclaim Party identified in the letter agreement dated September 19, 2005 between AEI and SEL and such additional or other assets of Acclaim and/or an Acclaim Party, if any, as Acclaim and StarPoint may mutually agree to be transferred either directly or indirectly by Acclaim to TriStar pursuant to the Arrangement;

(oo)

“Acclaim TriStar Conveyance Agreement” means the agreement(s) to be entered into between Acclaim and/or an Acclaim Party and TriStar, in form satisfactory to each of Acclaim and StarPoint, acting reasonably, effecting the sale of the Acclaim TriStar Assets to TriStar;

(pp)	“Acclaim Trustee” means Computershare Trust Company of Canada, in its capacity as the trustee under the Acclaim Trust Indenture;

(qq)	“Acclaim Trust Indenture” means Acclaim’s trust indenture dated as of April 20, 2001, as amended, between AEI and the Acclaim Trustee;

(rr)	“Acclaim Unitholders” means the holders of issued and outstanding Acclaim Units;

(ss)	“Acclaim Units” means the trust units of Acclaim;

(tt)	“Acclaim Voting Trust Agreement” means the voting and exchange trust agreement dated as of April 20, 2001 among Acclaim, and the Acclaim Trustee;

(uu)	“ACT” means Acclaim Commercial Trust, a trust created under the Laws of the Province of Alberta and a wholly-owned Subsidiary of Acclaim;

(vv)	“ACT Trust Indenture” means ACT’s trust indenture dated May 14, 2004, as amended and restated as of June 30, 2004 between 1107911 Alberta Ltd., as trustee and Acclaim, as initial unitholder;

(ww)

“Acquisition Proposal” means, with respect to Acclaim or StarPoint, any inquiry or the making of any proposal to such Party or its unitholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such Party or its unitholders of any securities of such Party (other than on exercise of currently outstanding Acclaim Rights or StarPoint Rights, as applicable) or its Subsidiaries; (ii) any acquisition of a substantial amount of assets of such Party or its Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such Party or its Subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such Party or its Subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Other Party under this Agreement or the Arrangement;

3

(xx)

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(yy)	“AmalgamationCo” means the corporation resulting from the amalgamation of 1198329 Alberta Ltd., AEI and SEL pursuant to the Arrangement;

(zz)	“APF Energy Trust” means APF Energy Trust, an unincorporated trust formed under the Laws of the Province of Alberta;

(aaa)	“APF Inc.” means APF Energy Inc., a corporation incorporated under the Laws of the Province of Alberta;

(bbb)	“APF Notes” means the unsecured notes of APF Inc. held by StarPoint;

(ccc)	“APF Partnership” means APF Energy Limited Partnership, a limited partnership formed under the Laws of the Province of Alberta;

(ddd)	“APF Report” has the meaning ascribed thereto in Section 5.2(cc);

(eee)

“APF Royalties” means the entitlement of StarPoint, pursuant to the terms and conditions of certain royalty agreements dated May 14, 2004, to 99% of the production revenues from the oil and gas properties of APF Inc. and APF Partnership, less deductions on account of production costs, debt service charges, management fees and general and administration costs;

(fff)	“APF Trust” means APF Acquisition Trust, an unincorporated trust formed under the Laws of the Province of Alberta;

(ggg)

“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

(hhh)

“Applicable Law”, in the context that refers to one or more Persons, means that the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(iii)	“Arrangement” means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

(jjj)

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(kkk)	“Business Day” means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(lll)	“Canetic Trust” has the meaning set forth in Section 2.4(a);

(mmm)

“Canetic Trust Incentive Plans” means the Unit Award Incentive Plan and the Employee Unit Ownership Purchase Plan to be established by Canetic Trust for the benefit of the Canetic Trust Service Providers under which the maximum number of Canetic Units reserved for issuance shall be no more than 10% of the outstanding Canetic Units and on such other terms and conditions as approved by Acclaim, StarPoint and Canetic Trust;

4

(nnn)	“Canetic Trust Offered Employees” has the meaning set forth in Section 2.7(a);

(ooo)

“Canetic Trust Service Providers” means persons, firms or corporations who are employees, senior officers or directors of the Canetic Trust or any affiliates or who are consultants or other service providers to the Canetic Trust or any affiliates;

(ppp)	“Canetic Unit” means a trust unit of Canetic Trust issued by Canetic Trust;

(qqq)	“Certificate” means the certificate or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(rrr)

“Closing Time” shall be 8:00 a.m. (Calgary time) on the later of January 5, 2006 and the Business Day immediately following the date the Final Order is granted, unless otherwise agreed to by Acclaim and StarPoint;

(sss)	“Competition Act” means the Competition Act, R.S. 1985, c. C-34, as amended;

(ttt)	“Confidential Information” has the meaning ascribed thereto in Section 3.4(a);

(uuu)	“Confidentiality Agreements” means, collectively, the Acclaim Confidentiality Agreement and the StarPoint Confidentiality Agreement;

(vvv)	“Court” means the Court of Queen’s Bench of Alberta;

(www)	“Effective Date” means the date the Arrangement becomes effective under the ABCA;

(xxx)	“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date;

(yyy)	“EnCana Report” has the meaning ascribed thereto in Section 5.2(cc);

(zzz)

“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

(aaaa)

“Final Order” means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of Acclaim, AEI, StarPoint and SEL, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(bbbb)	“GAAP” has the meaning ascribed thereto in Section 1.7;

(cccc)	“GLJ” means GLJ Petroleum Consultants Ltd.;

(dddd)	“GLJ APF Report” has the meaning ascribed thereto in Section 5.1(cc);

(eeee)	“GLJ EnCana Report” has the meaning ascribed thereto in Section 5.1(cc);

(ffff)

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

5

(gggg)

“Hazardous Substances” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

(hhhh)

“Interim Order” means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in respect of Acclaim, AEI, StarPoint and SEL, containing declarations and directions with respect to the Arrangement and the holding of the Acclaim Meeting and the StarPoint Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(iiii)	“ITA” means the Income Tax Act (Canada), including the regulations thereunder, as amended;

(jjjj)

“Laws” means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX),

(kkkk)	“Mailing Date” has the meaning ascribed thereto in Section 3.3(f);

(llll)

“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries, including changes in Tax Laws (iii) any decline in crude oil or natural gas prices on a current or forward basis (iv) any matter which has been publicly disclosed or has been communicated in writing to the Other Party as of September 19, 2005, or (v) any changes arising from matters consented to or approved in writing by the Other Party;

(mmmm)	“Material Subsidiaries” means, with respect to Acclaim, the Acclaim Parties (other than Acclaim), and with respect to StarPoint, the StarPoint Parties (other than StarPoint);

(nnnn)	“McDaniel” means McDaniel & Associates Consultants Ltd.

(oooo)	“Merger Resolutions” means the special resolutions in respect to the Arrangement to be considered at the Acclaim Meeting and the StarPoint Meeting, as the case may be;

(pppp)	“MFCorp” has the meaning set forth in Section 2.5;

(qqqq)	“Nexen Report” has the meaning ascribed thereto in Section 5.1(cc);

(rrrr)	“NYSE” means the New York Stock Exchange;

(ssss)	“Other Party” means with respect to the applicable Acclaim Party(ies), the applicable StarPoint Party(ies) and, with respect to the applicable StarPoint Party(ies), the applicable Acclaim Party(ies);

(tttt)

“Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them, or where implied by the context, means the Acclaim Parties or the StarPoint Parties, as the case may be;

(uuuu)

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

6

(vvvv)

“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Schedule A hereto as amended or supplemented from time to time in accordance with Article 6 thereof and Article 8 hereof;

(wwww)	“Pre-Arrangement Agreement” means the agreement dated September 19, 2005 among Acclaim, AEI, StarPoint and SEL in respect of the Arrangement;

(xxxx)

“Public Record” means all information filed by either Acclaim or StarPoint, as the case may be, after December 31, 2003 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

(yyyy)	“Receiving Party” has the meaning ascribed thereto in Section 3.4(c);

(zzzz)	“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

(aaaaa)	“Responding Party” has the meaning ascribed thereto in Section 3.4(c);

(bbbbb)	“Retention Bonus Plan” has the meaning ascribed thereto in Section 2.7(b);

(ccccc)	“SCT” means the StarPoint Commercial Trust, a trust created under the Laws of the Province of Alberta and a wholly-owned Subsidiary of StarPoint.

(ddddd)

“SCT Trust Indenture” means the Trust Indenture dated as of January 27, 2005 between 1149708 Alberta Ltd., in its capacity as trustee of SCT and SEL, as may be amended, supplemented or restated from time to time;

(eeeee)	“SEC” means the United States Securities and Exchange Commission;

(fffff)	“Securities Authorities” means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;

(ggggg)	“Selkirk Report” has the meaning ascribed thereto in Section 5.2(cc);

(hhhhh)	“Sproule” means Sproule Associates Limited;

(iiiii)

“StarPoint Administration Agreement” means the administration agreement dated as of December 6, 2004 between SEL and the StarPoint Trustee, as may be amended, supplemented or restated from time to time;

(jjjjj)	“StarPoint Balance Sheets” has the meaning ascribed thereto in Section 5.2(p);

(kkkkk)	“StarPoint Board of Directors” means the board of directors of SEL as it may be comprised from time to time;

(lllll)	“StarPoint Confidentiality Agreement” means the confidentiality agreement between SEL and AEI dated August 15, 2005 in respect of information relating to AEI provided to SEL;

(mmmmm)

“StarPoint Credit Facilities Agreement” means the Credit Agreement dated as of June 27, 2005 among SEL and SCT, as borrowers, Bank of Montreal as administration agent, arranger and book manager, The Bank of Nova Scotia, Royal Bank of Canada and The Toronto-Dominion Bank as co-syndication agents, and the following lenders: Bank of Montreal, Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, The Toronto-Dominion Bank, Royal Bank of Canada, National Bank of Canada, Alberta Treasury Branches and BNP Paribas (Canada), as amended from time to time;

7

(nnnnn)	“StarPoint 6.5% Debentures” means the 6.5% convertible, extendible, unsecured, subordinated debentures issued on May 26, 2005 pursuant to the StarPoint 6.5% Debenture Indenture;

(ooooo)	“StarPoint Damages Event” has the meaning set forth in Section 7.2;

(ppppp)	“Starpoint Debenture Indentures” means, collectively, the Starpoint 6.5% Debenture Indenture and the Starpoint 9.4% Debenture Indenture;

(qqqqq)	“StarPoint 6.5% Debenture Indenture” means the trust indenture dated as of May 26, 2005 among StarPoint and the StarPoint 6.5% Debenture Trustee, governing the StarPoint 6.5% Debentures;

(rrrrr)

“StarPoint 9.4% Debentures” means the 9.4% convertible, extendible, unsecured, subordinated debentures issued by APF Energy Trust on July 3, 2003, the terms and conditions of which are governed by the StarPoint 9.4% Debenture Indenture;

(sssss)

“StarPoint 9.4% Debenture Indenture” means the Trust Indenture dated as of June 27, 2005 among StarPoint, SEL, APF Energy Trust, APF Inc. and the StarPoint Debenture Trustee, governing the StarPoint 9.4% Debentures;

(ttttt)	“StarPoint 6.5% Debenture Trustee” means Olympia Trust Company;

(uuuuu)	“StarPoint 9.4% Debenture Trustee” means Computershare Trust Company of Canada;

(vvvvv)	“StarPoint DRIP” means the premium distribution, distribution reinvestment and optional unit purchase plan of StarPoint;

(wwwww)	“StarPoint Exchangeable Shares” means series A exchangeable shares in the capital of SEL;

(xxxxx)	“StarPoint ExchangeCo” means StarPoint ExchangeCo Ltd.;

(yyyyy)	“StarPoint Employees” means the employees of, and consultants to, StarPoint or its Subsidiaries;

(zzzzz)

“StarPoint Employment Agreements” means the employment agreements between SEL and each of Brett Herman, Murray Mason, Graham Kidd, Eric Strachan, Jeremy Wallis, Kerry Olsen and the letter agreements between SEL and each of Paul Colborne, Lynda Robinson, Nancy Stewart and Colleen Remenda;

(aaaaaa)

“StarPoint Financial Statements” means, collectively, StarPoint’s audited balance sheet as at December 31, 2004, together with the notes thereto and the report of the auditors thereon, the audited consolidated financial statements of SEL for the year ended December 31, 2004, together with the notes thereto and the report of the auditors thereon, the interim unaudited financial statements of StarPoint for the three month period ended March 31, 2005, the interim unaudited financial statements of StarPoint for the six month period ended June 30, 2005 and the interim unaudited financial statements of StarPoint for the nine month period ended September 30, 2005;

(bbbbbb)	“StarPoint Incentive Plan” means the restricted unit plan of StarPoint;

(cccccc)

“StarPoint Information” means the information included in the StarPoint Information Circular describing StarPoint and its business, operations and affairs and the matters to be considered at the StarPoint Meeting;

(dddddd)

“StarPoint Information Circular” means the management proxy circular of StarPoint to be sent by StarPoint to the StarPoint Securityholders in connection with the StarPoint Meeting, which, unless otherwise determined by Acclaim and StarPoint, shall be part of a joint information circular which shall also be sent to Acclaim Securityholders in connection with the Acclaim Meeting;

8

(eeeeee)

“StarPoint Lock-up Agreements” means the agreements between Acclaim and the StarPoint Lock-Up Securityholders pursuant to which the StarPoint Lock-Up Securityholders have agreed to vote the StarPoint Securities beneficially owned or controlled by the StarPoint Lock-Up Securityholders in favour of the Merger Resolution and to otherwise support the Arrangement and other related matters to be considered at the StarPoint Meeting.

(ffffff)	“StarPoint Lock-up Securityholders” means those StarPoint Securityholders that have entered into StarPoint Lock-Up Agreements with Acclaim;

(gggggg)

“StarPoint Material Agreements” means, collectively, the StarPoint Administration Agreement, the StarPoint Voting and Exchange Agreement, the StarPoint Trust Indenture, the StarPoint Note Indenture, the StarPoint Credit Facilities Agreement, the StarPoint Subordination Agreement, the StarPoint NPI Agreement, the SCT Trust Indenture and the APF Royalty Agreements;

(hhhhhh)	“StarPoint Meeting” means the special meeting of StarPoint Securityholders to be held to consider the Merger Resolution and related matters, and any adjournments thereof;

(iiiiii)	“StarPoint Note Indenture” means the note indenture dated January 4, 2005 between SEL and Olympia Trust Company governing the StarPoint Notes;

(jjjjjj)	“StarPoint Notes” means the unsecured subordinated notes of SEL issued to StarPoint pursuant to the StarPoint Note Indenture;

(kkkkkk)	“StarPoint NPI Agreement” means the Net Profits Agreement dated as of January 7, 2005 between StarPoint and the StarPoint Partnership, as may be amended, supplemented or restated from time to time;

(llllll)

“StarPoint Parties” means StarPoint, SEL, SCT, StarPoint ExchangeCo, 1149708 Alberta Ltd., Trend Energy Ltd., StarPoint Energy Partnership, APF Inc., APF Energy Trust, APF Trust, APF Limited Partnership, StarPoint Resources, StarPoint Prairie Partnership, StarPoint Prairie Corp., 1167639 Alberta Ltd., 990009 Alberta Inc., Tika Energy Inc. and Upton Resources Inc., and “StarPoint Party” means any of them unless the context otherwise requires;

(mmmmmm)	“StarPoint Plans” has the meaning ascribed thereto in Section 5.2(x);

(nnnnnn)	“StarPoint Reorganization” means the reorganization transactions to be undertaken by StarPoint before January 1, 2006 and as agreed to by Acclaim and AEI;

(oooooo)	“StarPoint Report” has the meaning ascribed thereto in Section 5.2(cc);

(pppppp)	“StarPoint Rights” means the rights to acquire StarPoint Units granted under the StarPoint Incentive Plan;

(qqqqqq)	“StarPoint Securities” means, collectively, the StarPoint Units and the StarPoint Exchangeable Shares;

(rrrrrr)	“StarPoint Securityholders” means, collectively, the StarPoint Unitholders and the StarPoint Exchangeable Shareholders;

(ssssss)	“StarPoint Subordination Agreement” means the Subordination Agreement dated as of June 27, 2005 among StarPoint, SEL, StarPoint Energy Partnership, SCT and Bank of Montreal;

(tttttt)

“StarPoint TriStar Conveyance Agreement” means the agreement(s) to be entered into between StarPoint and/or a StarPoint Party and TriStar, in form satisfactory to each of Acclaim and StarPoint, acting reasonably, effecting the sale of the StarPoint TriStar Assets to TriStar;

9

(uuuuuu)

“StarPoint TriStar Assets” means the assets of StarPoint and/or a StarPoint Party identified in the letter agreement dated September 19, 2005 between AEI and SEL and such additional or other assets of StarPoint, if any, as StarPoint and Acclaim may mutually agree to be transferred by StarPoint and/or a StarPoint Party to TriStar pursuant to the Arrangement;

(vvvvvv)	“StarPoint Trust Indenture” means the Trust Indenture dated as of December 6, 2004 between the StarPoint Trustee and SEL, as may be amended, supplemented or restated from time to time;

(wwwwww)	“StarPoint Trustee” means Olympia Trust Company, in its capacity as the trustee under the StarPoint Trust Indenture;

(xxxxxx)	“StarPoint Voting and Exchange Agreement” means the voting and exchange trust agreement dated as of January 7, 2005 among StarPoint, SEL, StarPoint ExchangeCo and the StarPoint Trustee;

(yyyyyy)	“StarPoint Unitholders” means the holders from time to time of StarPoint Units;

(zzzzzz)	“StarPoint Units” means the trust units of StarPoint;

(aaaaaaa)

“Subsidiary” has the meaning ascribed thereto in the Securities Act (Alberta) (and, for greater certainty, includes all partnerships (general or limited) and trusts directly or indirectly owned by Acclaim, StarPoint or Canetic Trust, as the case may be);

(bbbbbbb)	“Superior Proposal” has the meaning set forth in Section 3.4(b)(v)(A);

(ccccccc)

“Tax” or “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Acclaim or StarPoint (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

(ddddddd)

“Tax Returns” shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(eeeeeee)	“TriStar” has the meaning set forth in Section 2.6;

(fffffff)

“TriStar Arrangement Warrants” means the share purchase warrants to be issued to Acclaim Securityholders and StarPoint Securityholders pursuant to the Arrangement, each of which will entitle the holder to acquire one (1) TriStar Common Share at an exercise price of $2.75 per whole TriStar Common Share (or such other price as determined by the Parties) until 4:30 p.m. (Calgary time) on the date that is 30 days following the Effective Date;

(ggggggg)

“TriStar Assets” means the assets identified in the letter agreement dated September 19, 2005 between AEI and SEL and such additional or other assets, if any, as Acclaim and StarPoint may mutually agree to be transferred by Acclaim and/or an Acclaim Party and StarPoint and/or a StarPoint Party to TriStar pursuant to the Arrangement;

(hhhhhhh)	“TriStar Common Shares” means the common shares in the capital of TriStar;

10

(iiiiiii)	“TriStar FinCo” means a corporation incorporated under the ABCA to participate in the TriStar Private Placement;

(jjjjjjj)	“TriStar FinCo Common Shares” means the common shares in the capital of TriStar FinCo

(kkkkkkk)	“TriStar FinCo Performance Shares” means the performance shares in the capital of TriStar FinCo;

(lllllll)

“TriStar Incentive Plan” means the share option plan of TriStar which will provide for the grant of options to acquire TriStar Common Shares that may be granted to TriStar Service Providers and which shall provide that the maximum number of TriStar Common Shares issuable on exercise of options granted and outstanding at any time thereunder together with all other share compensation arrangements of TriStar shall, in the aggregate, not exceed 10% of the outstanding TriStar Common Shares and shall be on such other terms and conditions as approved by TriStar, StarPoint and Acclaim;

(mmmmmmm)	“TriStar Offered Employees” has the meaning ascribed thereto in Section 2.7(a);

(nnnnnnn)	“TriStar Outstanding Shares” means the number of TriStar Common Shares outstanding after giving effect to the Arrangement;

(ooooooo)	“TriStar Performance Shares” means the performance shares in the capital of TriStar, having such terms and conditions as are agreed to by Acclaim and StarPoint;

(ppppppp)

“TriStar Private Placement” means the proposed private placement to be completed by TriStar FinCo prior to the completion of the Arrangement of up to 2,727,273 TriStar Common Shares at an issue price of $2.75 per share and up to 2,309,657 TriStar FinCo Performance Shares at an issue price of $0.01 per share (or such other prices as determined by Acclaim, StarPoint and TriStar, acting reasonably), which will be exchanged for TriStar Common Shares and TriStar Performance Shares on a one-for-one basis pursuant to the Arrangement, and on such other terms and conditions as approved by Acclaim, StarPoint and TriStar;

(qqqqqqq)	“TriStar Service Providers” means the directors, officers, employees and consultants of TriStar;

(rrrrrrr)	“TSX” means the Toronto Stock Exchange;

(sssssss)	“U.S. Securities Act” means the United States Securities Act 1933, as amended; and

(ttttttt)	“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2                                                                               Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including Schedule A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3                                                                               Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

11

1.4                                                                               Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5                                                                               Entire Agreement

This Agreement, the Confidentiality Agreements, the Acclaim Lock-Up Agreements and the StarPoint Lock-Up Agreements, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof including, without limitation, the Pre-Arrangement Agreement.

1.6                                                                               Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.

1.7                                                                               Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles (“GAAP”) and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

1.8                                                                               Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of Acclaim, include disclosure to Acclaim or its representatives, or in the case of StarPoint, include disclosure to StarPoint or its representatives.

1.9                                                                               Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10                                                                        Trust Power and Capacity

In this Agreement references to the power and capacity of Acclaim and StarPoint, as the case may be, are deemed to be references to that of the Acclaim Trustee and the StarPoint Trustee, or their respective duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the Laws of the Province of Alberta and pursuant to the powers of the trustees specified in the Acclaim Trust Indenture and StarPoint Trust Indenture, respectively.

1.11                                                                        Schedules

The following schedules attached hereto are incorporated into and form an integral part of this Agreement:

A – Plan of Arrangement

12

ARTICLE 2
THE ARRANGEMENT

2.1                                                                               Plan of Arrangement

Each of Acclaim and AEI on the one hand and StarPoint and SEL on the other hand will forthwith jointly file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Acclaim Meeting and the StarPoint Meeting, which shall be held concurrently on the same date, if practicable, for the purpose of considering and, if deemed advisable, approving the Merger Resolution and the other matters to be considered at the Acclaim Meeting and the StarPoint Meeting. Provided all necessary approvals for the Merger Resolution are obtained from the Acclaim Securityholders and the StarPoint Securityholders, each of Acclaim and AEI on the one hand and StarPoint and SEL on the other hand shall submit the Arrangement to the Court and jointly apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 6, each of Acclaim and AEI on the one hand and StarPoint and SEL on the other hand shall forthwith proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.2                                                                               Interim Order

The Interim Order shall provide that:

(a)                                                     for the purpose of the Acclaim Meeting:

(i)                                     the securities of Acclaim for which holders shall be entitled to vote on the Merger Resolution shall be the Acclaim Units and the Acclaim Exchangeable Shares;

(ii)                                  the Acclaim Unitholders and the Acclaim Exchangeable Shareholders shall be entitled to vote on the Merger Resolution and the other matters to be considered at the Acclaim Meeting together as a single class, and not as separate classes, with each Acclaim Unitholder being entitled to one vote for each Acclaim Unit held by such holder and each Acclaim Exchangeable Shareholder being entitled to one vote for each Acclaim Exchangeable Share held by such holder; and

(iii)                               the requisite majority for the approval of the Merger Resolution shall be: (i) two-thirds of the votes cast by the Acclaim Securityholders present in person or by proxy at the Acclaim Meeting, voting together as a single class, and not as separate classes; and (ii) a majority of the votes cast by the Acclaim Unitholders, after excluding the votes cast by those persons whose votes must be excluded pursuant to Ontario Securities Commission Rule 61-501 or the equivalent rules in Québec;

(b)                                                    for the purpose of the StarPoint Meeting:

(i)                                     the securities of StarPoint for which holders shall be entitled to vote on the Merger Resolution shall be the StarPoint Units and the StarPoint Exchangeable Shares;

(ii)                                  the StarPoint Unitholders, the StarPoint Exchangeable Shareholders shall be entitled to vote on the Merger Resolution and the other matters to be considered at the StarPoint Meeting together as a single class, and not as separate classes, with each StarPoint Unitholder being entitled to one vote for each StarPoint Unit held by such holder and each StarPoint Exchangeable Shareholder being entitled to one vote for each StarPoint Unit issuable pursuant to the StarPoint Exchangeable Shares held by such holder; and

13

(iii)                               the requisite majority for the approval of the Merger Resolution shall be: (i) two-thirds of the votes cast by the StarPoint Securityholders present in person or by proxy at the StarPoint Meeting, voting together as a single class, and not as separate classes; and (ii) a majority of the votes cast by the StarPoint Unitholders, after excluding the votes cast by those persons whose votes must be excluded pursuant to Ontario Securities Commission Rule 61-501 or the equivalent rules in Québec.

2.3                                                                               Information Circulars and Meetings

(a)                                                     As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and applicable corporate, trust and securities Laws:

(i)                                     Acclaim and AEI shall:

(A)                              prepare the Acclaim Information Circular and cause such circular to be mailed to the Acclaim Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B)                                convene the Acclaim Meeting; and

(ii)                                  StarPoint and SEL shall:

(A)                              prepare the StarPoint Information Circular and cause such circular to be mailed to the StarPoint Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B)                                convene the StarPoint Meeting.

2.4                                                                               Canetic Trust

(a)                                                     On or prior to the Effective Date, Acclaim shall cause to be settled an unincorporated open-ended investment trust (the “Canetic Trust”) under the Laws of the Province of Alberta in such form as agreed to by Acclaim and StarPoint, acting reasonably, and in form customary for transactions of this type. Prior to the Effective Time, Acclaim shall not cause or permit Canetic Trust to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of Canetic Units as is necessary to properly settle Canetic Trust; or (ii) carry on any business, enter into any transaction or effect any act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement unless previously consented to in writing by StarPoint.

(b)                                                    AmalgamationCo shall, among other things, serve as the administrator of Canetic Trust.  The board of directors of AmalgamationCo immediately following the Arrangement will be comprised of the existing board of directors of AEI plus Paul Colborne.  The existing senior management and officers of AEI will be the initial senior management and officers of the Administrator, supplemented on a contractual transitional basis by Murray Mason.

The Parties’ current intention is that following the completion of the Arrangement Canetic Trust will adopt a policy to initially distribute $0.23 per Canetic Unit per month, subject always to the discretion of the board of directors of AmalgamationCo.

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2.5                                                                               MFCorp.

(a)                                                     Prior to the Effective Date, Acclaim shall cause a new corporation to be incorporated under the ABCA ("MFCorp”).  MFCorp shall have such provisions included in its articles of incorporation as may be agreed by Acclaim and StarPoint, acting reasonably.  Prior to the Effective Time, Acclaim shall not cause or permit MFCorp to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement unless previously consented to in writing by StarPoint.

2.6                                                                               TriStar

(a)                                                     Prior to the Effective Date, StarPoint shall cause a new corporation to be incorporated under the ABCA ("TriStar").  TriStar shall have such provisions included in its articles of incorporation as may be agreed by Acclaim and StarPoint, acting reasonably.  Prior to the Effective Time, StarPoint shall not cause or permit TriStar to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of TriStar Common Shares on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement unless previously consented to in writing by Acclaim.

(b)                                                    Prior to the Effective Date, StarPoint shall cause a new corporation to be incorporated under the ABCA ("TriStar FinCo").  TriStar FinCo shall have such provisions included in its articles of incorporation as may be agreed by Acclaim and StarPoint, acting reasonably.  Prior to the Effective Time, StarPoint shall not cause or permit TriStar FinCo to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of TriStar FinCo Common Shares on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement unless previously consented to in writing by Acclaim.

(c)                                                     Pursuant to the Arrangement, the Acclaim TriStar Conveyance Agreement and the StarPoint TriStar Conveyance Agreement, the Acclaim TriStar Assets and the StarPoint TriStar Assets, respectively, will be transferred to TriStar.  Acclaim and StarPoint will reasonably cooperate with each other and will give due consideration to any request made by the Other Party to change the composition of the TriStar Assets, provided such changes do not materially change the production, prospects or net asset value of TriStar. Acclaim and StarPoint agree that a capital expenditure budget of $1.5 million will be made available for the TriStar Assets for the period from September 19, 2005 to the Effective Date, such amount to be funded by the Party contributing the TriStar Assets in respect of which such expenditures are to be incurred. To the extent the actual capital expenditures on the TriStar Assets exceed $1.5 million, TriStar shall reimburse AmalgamationCo for such amount on the Effective Date. All cash flow generated by the TriStar Assets to the Effective Date shall accrue to the benefit of Acclaim or StarPoint, as applicable.

(d)                                                    The board of directors of TriStar immediately following the Arrangement shall be comprised of such members of the existing board of directors of SEL as may be designated by SEL together with Paul Charron and Brett Herman.  Substantially all of the existing initial senior management of SEL shall be the senior management of TriStar with Paul Colborne as Chairman and Chief Executive Officer and Brett Herman as President and Chief Operating Officer.

(e)                                                     The Parties acknowledge that pursuant to the Arrangement Acclaim Securityholders and StarPoint Securityholders who would otherwise be entitled to receive less than 100 TriStar Common Shares and TriStar Arrangement Warrants in the aggregate, shall not receive TriStar Common Shares or TriStar

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Arrangement Warrants and such securities will instead be pooled and sold on the TSX by an investment dealer designated by SEL and acceptable to AEI acting reasonably, within five Business Days following the Effective Date, and the cash proceeds thereof shall be distributed to the Acclaim Securityholders and StarPoint Securityholders pro rata in accordance with the applicable exchange ratios set forth in the Plan of Arrangement.

2.7                                                                               Employees

(a)                                                     On or before November 21, 2005, StarPoint and Acclaim shall agree on the employees of SEL and AEI who will be offered employment by TriStar (the “TriStar Offered Employees”) on terms and conditions acceptable to the Parties, acting reasonably.  On or before November 21, 2005, Acclaim will advise StarPoint which employees or consultants of AEI and SEL who are not TriStar Offered Employees will be offered employment or continued employment or continued consulting with AmalgamationCo, or one of the other Subsidiaries of Canetic Trust (the “Canetic Trust Offered Employees”), with such employment, if provided, to be effective immediately following the Closing Time.  The Canetic Trust Offered Employees shall be offered employment or continued employment or continued consulting on terms and conditions comparable, in the aggregate, to the terms and conditions on which they are currently employed or retained.

If any Canetic Trust Offered Employee does not accept employment or continued employment from AmalgamationCo or one of the other Subsidiaries of Canetic Trust, such employee shall be entitled on completion of the Arrangement to the payment of a severance payment not to exceed statutory termination pay; provided that such obligation shall not extend to any Canetic Trust Offered Employee who is a consultant of AEI or SEL.  Each of AEI and SEL shall be responsible for all such severance obligations of AEI or SEL as the case may be as regards any employee of AEI or SEL who is not a TriStar Offered Employee.

(b)                                                    On or before November 21, 2005, Acclaim and StarPoint shall agree, acting reasonably, on retention bonus plans for SEL and AEI employees who are offered employment or continued employment with AmalgamationCo or any of the other subsidiaries of Canetic Trust (the “Retention Bonus Plans”).  Acclaim and StarPoint agree that bonuses (the “StarPoint 2005 Bonuses”) will be payable by SEL to its employees in respect of the 2005 year in an amount consistent with StarPoint’s bonus policies and acceptable to Acclaim, acting reasonably, and that the entitlement to such bonuses will vest on a date subsequent to the Effective Date to be determined by Acclaim and acceptable to StarPoint, acting reasonably.

(c)                                                     The Parties acknowledge that the Arrangement will result in a “change of control” for purposes of their respective unit incentive plans and executive and employee (if applicable) employment and “change of control” agreements.  The Parties agree to make the payments due pursuant to the unit incentive plans in Acclaim Units and StarPoint Units which will then participate in the Arrangement on the same basis as the existing Acclaim Units and StarPoint Units.

2.8                                                                               Completion of Transactions

Acclaim shall cause each of Canetic Trust and MFCorp to complete the transactions contemplated herein and in the Plan of Arrangement. StarPoint shall cause TriStar and TriStar FinCo to complete the transactions contemplated herein and in the Plan of Arrangement.

2.9                                                                               Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about January 5, 2006 or as soon thereafter as reasonably practicable and in any event by January 31, 2006.

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2.10                                                                        Post-Closing Wind-up

Provided the Arrangement is completed, Acclaim and StarPoint shall cause Canetic Trust to completely dissolve and liquidate Acclaim, StarPoint and MFCorp as soon as reasonably practicable after the Effective Date and in any event within twelve (12) months following the Effective Date.

2.11                                                                        United States Tax Considerations

The Parties intend that the series of transactions contemplated in this Agreement (“Combination Transactions”), considered together as a single integrated transaction for United States federal income tax purposes, will qualify as a “reorganization” with respect to Acclaim and the Acclaim Unitholders and with respect to StarPoint and the StarPoint Unitholders within the meaning of Section 368(a)(1) of the U.S. Internal Revenue Code (the “Code”).  This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).  Each Party agrees that it shall (a) treat the Combination Transactions as a single integrated transaction for U.S. federal income tax purposes, (b) treat the Combination Transactions which relate to Acclaim and the Acclaim Unitholders as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1) of the Code and the Combination Transactions which relate to StarPoint and the StarPoint Unitholders as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1) of the Code, and (c) retain such records and file such information as is required to be retained and filed pursuant to Treasury Regulation Section 1.368-3 in connection with the Combination Transactions.  Excluding the transactions contemplated by this Agreement and the Plan of Arrangement, no Party shall take any action, fail to take any action, cause any action to be taken or cause any action to fail to be taken that could reasonably be expected to prevent the Combination Transactions, considered together as a single integrated transaction, from qualifying as a “reorganization” within the meaning of Section 368(a)(1) of the Code with respect to Acclaim and the Acclaim Unitholders or with respect to StarPoint and the StarPoint Unitholders.

ARTICLE 3
COVENANTS

3.1                                                                               Covenants of Acclaim and AEI

From September 19, 2005 until the Effective Date or termination of this Agreement, except with the prior written consent of StarPoint (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a)                                                     Acclaim’s affairs and the business of AEI and each of its other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b)                                                    other than as is necessary to effect the Acclaim Reorganization, Acclaim shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, trust units, shares or property) in respect of its outstanding trust units other than regular monthly cash distributions on the Acclaim Units of an amount equal to approximately $0.1625 per Acclaim Unit; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units of Acclaim, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, trust units of Acclaim (other than on exercise of currently outstanding Acclaim Exchangeable Shares or Acclaim Rights or to employees hired after September 19, 2005 (in a manner consistent with past practice) or pursuant to the Acclaim DRIP); (iv) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities, other than redemptions required pursuant to the Acclaim Trust Indenture; (v) split, combine or

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reclassify any of its trust units; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Acclaim; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)                                                     other than as is necessary to effect the Acclaim Reorganization, and other than pursuant to commitments entered into and disclosed to StarPoint in writing prior to September 19, 2005, Acclaim will not, and will not permit any of its Subsidiaries to, directly or indirectly, do any of the following: (i) sell, pledge, dispose of or encumber any assets, except for production in the ordinary course of business, for consideration in excess of $5 million individually; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $3 million individually or $90 million in the aggregate; (iii) reorganize, amalgamate, merge or otherwise continue Acclaim or any of its Subsidiaries with any other Person; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except for investments in securities made in the ordinary course of business, make any investment either by purchase of shares or other securities, contributions of capital (other than to Subsidiaries), property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity, in each case having a value in excess of $20 million individually or $30 million in the aggregate; (v) incur any indebtedness for borrowed money in excess of existing credit facilities or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, any such obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business or to effect the proposed unwind of certain hedging transactions of each of Acclaim and StarPoint as agreed to in writing by SEL and AEI; (vi) pay, discharge or satisfy any material claims, liabilities or obligations other than as disclosed in writing to StarPoint prior to September 19, 2005, as reflected or reserved against in the Acclaim Financial Statements or otherwise in the ordinary course of business; (vii) enter into any hedges, swaps or other financial instruments or like transactions; (viii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (ix) enter into any consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (x) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)                                                    except as permitted by Section 2.7, neither Acclaim nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e)                                                     except to the extent applicable after the Effective Date, Acclaim shall not, except as regards increases in base salaries granted to each of Keith Rockley, Dave Sterna and Don Robson, who were appointed to their respective offices on November 3, 2005, nor permit any of its Subsidiaries to, grant any officer, director, employee or consultant an increase in compensation in any form or take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, nor adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(f)                                                       Acclaim shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

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(g)                                                    no amendments shall be made to outstanding Acclaim Rights without the prior written consent of StarPoint;

(h)                                                    Acclaim shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(i)                                                        Acclaim shall promptly notify StarPoint in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Acclaim threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Acclaim in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Acclaim shall in good faith discuss with StarPoint any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Acclaim threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to StarPoint pursuant to this provision;

(j)                                                        Acclaim shall ensure that it has available funds under its lines of credit to permit the payment of the amount which may be required by Section 7.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(k)                                                     Acclaim shall use its reasonable commercial efforts to obtain the consent of its bankers and any other third party consents required for the transactions contemplated hereby and provide the same to StarPoint on or prior to the Effective Date;

(l)                                                        Acclaim shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 6.1 and 6.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Acclaim;

(m)                                                  Acclaim shall provide notice to StarPoint of the Acclaim Meeting and allow StarPoint’s representatives to attend such meeting;

(n)                                                    subject to compliance by StarPoint with Section 3.2(q), Acclaim will ensure that the Acclaim Information Circular provides Acclaim Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the StarPoint Information in the Acclaim Information Circular in the form approved by StarPoint and shall include, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws; (ii) the unanimous determination of the Acclaim Board of Directors that the Arrangement is fair to Acclaim Securityholders and is in the best interests of Acclaim and Acclaim Securityholders, and include the unanimous recommendation of the Acclaim Board of Directors that the Acclaim Securityholders vote in favour of the Merger Resolution; and (iii) the fairness opinion of Acclaim’s financial advisor that the Arrangement is fair, from a financial point of view, to Acclaim Unitholders; provided that, notwithstanding the covenants of Acclaim in this subsection, prior to the completion of the Arrangement, the Acclaim Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Acclaim Board of Directors and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 7.2;

(o)                                                    Acclaim will assist StarPoint in the preparation of the StarPoint Information Circular and provide to StarPoint, in a timely and expeditious manner, all information as may be reasonably requested by StarPoint with respect to Acclaim for inclusion in the StarPoint Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable

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legal requirements on the date of issue thereof and to enable StarPoint to meet the standard referred to in Section 3.2(p) with respect to Acclaim, the Arrangement and the transactions to be considered at the StarPoint Meeting;

(p)                                                    Acclaim shall indemnify and save harmless StarPoint and the directors, officers and agents of StarPoint and SEL, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which StarPoint or SEL, or any director, officer or agent thereof, may be subject or which StarPoint or SEL, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)                                     any misrepresentation or alleged misrepresentation in the Acclaim Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii)                                  any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Acclaim Information Circular or in any material filed by or on behalf of Acclaim in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Acclaim Units; and

(iii)                               Acclaim not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Acclaim shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the StarPoint Information included in the Acclaim Information Circular or the negligence of StarPoint;

(q)                                                    except for proxies and other non-substantive communications with securityholders, Acclaim will furnish promptly to StarPoint or StarPoint’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Acclaim in connection with: (i) the Arrangement; (ii) the Acclaim Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(r)                                                       Acclaim shall solicit proxies to be voted at the Acclaim Meeting in favour of matters to be considered at the Acclaim Meeting, including the Merger Resolution;

(s)                                                     Acclaim shall conduct the Acclaim Meeting in accordance with the Acclaim Trust Indenture and any instrument governing the Acclaim Meeting (including, without limitation, the Interim Order) as applicable, and as otherwise required by law;

(t)                                                       Acclaim will make all necessary filings and applications under Canadian federal and provincial and U.S. Securities Laws required to be made on the part of Acclaim in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(u)                                                    in the event that dissent rights are given to Acclaim Securityholders under the terms of the Interim Order, Acclaim shall promptly advise StarPoint of the number of Acclaim Securities for which Acclaim receives notices of dissent or written objections to the Arrangement and provide StarPoint with copies of such notices and written objections;

(v)                                                    prior to the Effective Date, Acclaim will cooperate with StarPoint in making application to list the TriStar Common Shares (including the TriStar Common Shares issuable pursuant to the TriStar Incentive Plan and the conversion of the TriStar Performance Shares) on the TSX; and

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(w)                                                  Acclaim shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.2                                                                               Covenants of StarPoint and SEL

From September 19, 2005 until the Effective Date or termination of this Agreement, except with the prior written consent of Acclaim (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a)                                                     StarPoint’s affairs and the business of SEL and each of its other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b)                                                    other than as is necessary to effect the StarPoint Reorganization, StarPoint shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, trust units, shares or property) in respect of its outstanding trust units other than regular monthly cash distributions on the StarPoint Units of an amount equal to approximately $0.22 per StarPoint Unit; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units of StarPoint, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, trust units of StarPoint (other than on exercise of currently outstanding StarPoint Exchangeable Shares or StarPoint Rights, to employees hired after September 19, 2005 (in a manner consistent with past practice) or pursuant to the StarPoint DRIP); (iv) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities, except other than redemptions required pursuant to the StarPoint Trust Indenture; (v) split, combine or reclassify any of its trust units; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of StarPoint; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)                                                     other than as is necessary to effect the StarPoint Reorganization, and other than pursuant to commitments entered into and disclosed to Acclaim in writing prior to September 19, 2005, StarPoint will not, and will not permit any of its Subsidiaries to, directly or indirectly, do any of the following: (i) sell, pledge, dispose of or encumber any assets except for production in the ordinary course of business, for consideration in excess of $5 million individually; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $3 million individually or $90 million in the aggregate; (iii) reorganize, amalgamate, merge or otherwise continue StarPoint or any of its Subsidiaries with any other Person; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except for investments in securities made in the ordinary course of business, make any investment either by purchase of shares or other securities, contributions of capital (other than to Subsidiaries), property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity, in each case having a value in excess of $20 million individually or $30 million in the aggregate; (v) incur any indebtedness for borrowed money in excess of existing credit facilities or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, any such obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business; (vi) pay, discharge or satisfy any material claims, liabilities or obligations other than as disclosed in writing to Acclaim prior to September 19, 2005, as reflected or reserved against in the StarPoint Financial Statements or otherwise in the ordinary course of business; (vii) enter into any hedges, swaps or other financial instruments or like transactions; (viii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (ix) enter into any consulting or contract operating agreement that cannot be terminated

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on thirty (30) days or less notice without penalty; or (x) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)                                                    except as permitted by Section 2.7, neither StarPoint nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e)                                                     StarPoint shall not, nor permit any of its Subsidiaries to, grant any officer, director, employee or consultant an increase in compensation in any form or take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, nor adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(f)                                                       StarPoint shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g)                                                    no amendments shall be made to outstanding StarPoint Rights without the prior written consent of Acclaim;

(h)                                                    each of StarPoint and SEL shall use its commercially reasonable efforts to cause the resignation of all of the directors and officers of SEL and all the Subsidiaries of StarPoint and SEL at the Effective Time (and for such directors and officers to provide releases in form and substance satisfactory to Acclaim) and SEL shall cooperate with Acclaim to provide an orderly transition of control and management of StarPoint and SEL and its Subsidiaries;

(i)                                                        StarPoint and SEL shall use its commercially reasonable efforts to ensure that all outstanding StarPoint Rights are either exercised, terminated, expired or surrendered prior to the Effective Time provided that StarPoint and SEL shall not pay the holders any amount of consideration therefor nor shall they make any amendment to outstanding StarPoint Rights without the prior written consent of Acclaim, except to permit the early vesting of StarPoint Rights and to cause the cancellation, termination, expiry or surrender of the StarPoint Rights prior to the Effective Time without payment therefor;

(j)                                                        StarPoint shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(k)                                                     StarPoint shall promptly notify Acclaim in writing of any material change (actual, anticipated, contemplated or, to the knowledge of StarPoint threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by StarPoint in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and StarPoint shall in good faith discuss with Acclaim any change in circumstances (actual, anticipated, contemplated, or to the knowledge of StarPoint threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Acclaim pursuant to this provision;

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(l)                                                        StarPoint shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by Section 7.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(m)                                                  StarPoint shall use its reasonable commercial efforts to obtain the consent of its bankers and any other third party consents required for the transactions contemplated hereby and provide the same to Acclaim on or prior to the Effective Date;

(n)                                                    StarPoint shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 6.1 and 6.2 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of StarPoint;

(o)                                                    StarPoint shall provide notice to Acclaim of the StarPoint Meeting and allow Acclaim’s representatives to attend such meeting;

(p)                                                    subject to compliance by Acclaim with Section 3.1(o), StarPoint will ensure that the StarPoint Information Circular provides StarPoint Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Acclaim Information in the StarPoint Information Circular in the form approved by Acclaim and shall include, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws; (ii) the unanimous determination of the StarPoint Board of Directors that the Arrangement is fair to StarPoint Securityholders and is in the best interests of StarPoint and StarPoint Securityholders, and include the unanimous recommendation of the StarPoint Board of Directors that the StarPoint Securityholders vote in favour of the Merger Resolution; and (iii) the fairness opinion of StarPoint’s financial advisor that the Arrangement is fair, from a financial point of view, to StarPoint Unitholders; provided that, notwithstanding the covenants of StarPoint in this subsection, prior to the completion of the Arrangement, the StarPoint Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the StarPoint Board of Directors and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 7.1,

(q)                                                    StarPoint will assist Acclaim in the preparation of the Acclaim Information Circular and provide to Acclaim, in a timely and expeditious manner, all information as may be reasonably requested by Acclaim with respect to StarPoint for inclusion in the Acclaim Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Acclaim to meet the standard referred to in Section 3.1(n) with respect to StarPoint, the Arrangement and the transactions to be considered at the Acclaim Meeting;

(r)                                                       StarPoint shall indemnify and save harmless Acclaim and the directors, officers and agents of Acclaim and AEI, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Acclaim or AEI, or any director, officer or agent thereof, may be subject or which Acclaim or AEI, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)                                     any misrepresentation or alleged misrepresentation in the StarPoint Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii)                                  any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged

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misrepresentation in the StarPoint Information Circular or in any material filed by or on behalf of StarPoint in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the StarPoint Units; and

(iii)                               StarPoint not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that StarPoint shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Acclaim Information included in the StarPoint Information Circular or the negligence of Acclaim;

(s)                                                     except for proxies and other non-substantive communications with securityholders, StarPoint will furnish promptly to Acclaim or Acclaim’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by StarPoint in connection with: (i) the Arrangement; (ii) the StarPoint Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(t)                                                       StarPoint shall solicit proxies to be voted at the StarPoint Meeting in favour of matters to be considered at the StarPoint Meeting, including the Merger Resolution;

(u)                                                    StarPoint shall conduct the StarPoint Meeting in accordance with the StarPoint Trust Indenture and any instrument governing the StarPoint Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by law;

(v)                                                    StarPoint will make all necessary filings and applications under Canadian federal and provincial and U.S. Securities Laws required to be made on the part of StarPoint in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(w)                                                  in the event that dissent rights are given to StarPoint Securityholders under the terms of the Interim Order, StarPoint shall promptly advise Acclaim of the number of StarPoint Securities for which StarPoint receives notices of dissent or written objections to the Arrangement and provide Acclaim with copies of such notices and written objections;

(x)                                                      prior to the Effective Date, StarPoint will cooperate with Acclaim in making application to list the Canetic Units (including the Canetic Units issuable pursuant to the Canetic Trust Incentive Plans) on the TSX and in preparing to make application to list the Canetic Units (including the Canetic Units issuable pursuant to the Canetic Trust Incentive Plans) on the NYSE; and

(y)                                                    StarPoint shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.3                                                                               Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of Acclaim, AEI, StarPoint and SEL will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(a)                                                     to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b)                                                    to, on or before November 21, 2005, agree to the list of TriStar Offered Employees and the Canetic Trust Offered Employees and, subject to Section 2.7(a), the maximum amount payable by each of

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Acclaim and StarPoint, respectively, in respect of severance obligations to those employees of Acclaim and StarPoint who will not be Canetic Trust Offered Employees, and to, on or before the Effective Date, cause offers or confirmations of employment, as applicable, to be made to the TriStar Offered Employees and the Canetic Trust Offered Employees, as applicable;

(c)                                                     to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(d)                                                    to effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement, and each of Acclaim and StarPoint will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of AEI and SEL, subject in all cases to the applicable Confidentiality Agreement;

(e)                                                     reasonably cooperate with the other Party and its tax advisors in structuring the Arrangement and the Acclaim Reorganization and the StarPoint Reorganization in a tax effective manner, and assist the other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the other Party and its tax advisors shall consider necessary, acting reasonably, provided that such Party shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to be received under the Arrangement by any of its securityholders;

(f)                                                       use their reasonable commercial efforts to cause the mailing of the Information Circular to their respective securityholders (the “Mailing Date”) to occur as soon as reasonably practicable after the Parties’ respective financial statements for the nine month period ended September 30, 2005 have been approved by the boards of directors of their respective administrators and in any event by November 30, 2005;

(g)                                                    use their reasonable commercial efforts to effect the listing of the Canetic Units (including the Canetic Units issuable pursuant to the Canetic Trust Incentive Plans) on the NYSE no later than 60 days following the Effective Date.  In furtherance thereof, the Parties shall use their reasonable commercial efforts to submit to the NYSE the documentation required for a confidential review for eligibility as soon as reasonably practicable following the Mailing Date; and

(h)                                                    reasonably cooperate with each other prior to the Effective Date to restructure, unwind or terminate certain of Acclaim’s and StarPoint’s hedging arrangements with a view to optimizing the hedging position for Canetic Trust.

3.4                                                                               Mutual Covenants Regarding Non-Solicitation

(a)                                                     Except to the extent disclosed in writing to and consented to by the other Party, each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b)                                                    Except to the extent disclosed in writing to and consented to by the other Party, neither Party shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)                                     solicit, facilitate, initiate or encourage any Acquisition Proposal;

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(ii)                                  enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)                               waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any “standstill provisions” thereunder; or

(iv)                              accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, each Party and its officers, directors and advisers may:

(v)                                 enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreements (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

(A)                              the third party has first made a written bona fide Acquisition Proposal which the board of directors of the administrator of such Party determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the Receiving Party than the transaction contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of the administrator of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws (a “Superior Proposal”); and

(B)                                prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and if not previously provided to the other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such Party shall notify the other Party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the other Party, copies of all information provided to such Party and all other information reasonably requested by the other Party), within 24 hours of the receipt thereof, shall keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party’s questions with respect thereto; or

(vi)                              comply with Section 172 of the Securities Act (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders; and

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(vii)                           accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of its administrator shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(c) and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and such Party complies with its obligations set forth in Section 3.4(c) and terminates this Agreement in accordance with Section 9.1(e) or (f), as applicable, and concurrently therewith pays the amount required by Section 7.1 or 7.2, as applicable to the other Party.

(c)                                                     Each Party in receipt of a Superior Proposal (a “Receiving Party”) shall give the other Party (the “Responding Party”), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of its administrator to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of the administrator of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of this agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend this agreement and the Arrangement to provide that the holders of the Acclaim Securities or StarPoint Securities, as applicable, (the “Receiving Party Securities”) shall receive a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the board of directors of the administrator of the Receiving Party prior to the expiry of such 72 hour period, the board of directors of the administrator of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d)                                                    Each Party agrees that all information that may be provided to it by the other Party with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were “Confidential Information” as that term is defined in the Confidentiality Agreements and shall not be disclosed or used except in accordance with the provisions of the applicable Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e)                                                     Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4. Acclaim shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives, and StarPoint shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives.

3.5                                                                               Provision of Information; Access

(a)                                                     From and after the date hereof, StarPoint shall provide Acclaim and its representatives access, during normal business hours and at such other time or times as Acclaim may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Acclaim all information concerning its business, properties and personnel as Acclaim may reasonably request, which information shall remain subject to the Acclaim Confidentiality Agreement, in order to permit Acclaim to be in a position to expeditiously and efficiently integrate the business and operations of StarPoint

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with those of Acclaim immediately upon but not prior to the Effective Date.  Without limitation, representatives of Acclaim will be permitted to attend StarPoint’s weekly operations meetings. StarPoint agrees to keep Acclaim fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of StarPoint.  StarPoint shall confer with and obtain Acclaim’s approval (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

(b)                                                    From and after the date hereof, Acclaim shall provide StarPoint and its representatives access, during normal business hours and at such other time or times as StarPoint may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel concerning the Acclaim TriStar Assets and shall furnish promptly to StarPoint all information concerning the Acclaim TriStar Assets as StarPoint may reasonably request, which information shall remain subject to the StarPoint Confidentiality Agreement, in order to permit StarPoint to be in a position to expeditiously and efficiently integrate the Acclaim TriStar Assets into TriStar immediately upon but not prior to the Effective Date.  Without limitation, representatives of StarPoint will be permitted to attend any operations meetings of Acclaim pertaining to the Acclaim TriStar Assets. Acclaim agrees to keep StarPoint fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the Acclaim TriStar Assets.  Acclaim shall confer with and obtain StarPoint’s approval (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to any material operational matters involving the Acclaim TriStar Assets.

ARTICLE 4
PRIVATE PLACEMENT AND INCENTIVE PLANS

4.1                                                                               TriStar

(a)                                                     Subject to receipt of all necessary approvals, prior to the completion of the Arrangement, TriStar FinCo shall complete the TriStar Private Placement.

(b)                                                    Subject to receipt of all necessary approvals, TriStar shall adopt the TriStar Incentive Plan.

4.2                                                                               Canetic Trust

(a)                                                     Subject to receipt of all necessary approvals, Canetic Trust will adopt the Canetic Trust Incentive Plans.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1                                                                               Representations and Warranties of Acclaim

Acclaim and AEI hereby jointly and severally make the representations and warranties set forth in this Section 5.1 to and in favour of StarPoint and SEL and acknowledge that each of StarPoint and SEL is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)                                                     Organization and Qualification. Each of Acclaim and ACT is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. Acclaim Saskatchewan Trust is a trust duly created and validly existing under the Laws of the Province of Saskatchewan and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. Acclaim LP is a limited partnership duly created and validly existing under the Laws of the Province of Alberta and has the requisite partnership power and authority to own its assets and to carry on its business as now conducted.  Acclaim Energy Partnership and Acclaim Resource Partnership are general partnerships

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duly created and validly existing under the Laws of the Province of Alberta and each has the requisite partnership power and authority to own its assets and to carry on its business as now conducted. Each of AEI and Acclaim Processing Co. Ltd. is a corporation duly incorporated and validly existing under the Laws of the Province of Alberta and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Acclaim Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Acclaim Parties. Copies of the constating documents of the Acclaim Parties (including the Acclaim Material Agreements) provided to SEL, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)                                                    Authority Relative to this Agreement. Each of Acclaim and AEI has the requisite authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Acclaim and AEI of the Arrangement have been duly authorized by the Acclaim Board of Directors and, subject to the requisite approval of the Acclaim Securityholders, no other proceedings on the part of Acclaim or AEI are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Acclaim and AEI and constitutes a legal, valid and binding obligation of each of Acclaim and AEI enforceable against each of them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)                                                     Subsidiaries. Acclaim has no Subsidiaries (other than the Material Subsidiaries) that are material to its business, operation or financial condition.

(d)                                                    No Violations. Except as disclosed to StarPoint in writing prior to September 19, 2005, or contemplated by this Agreement:

(i)                                     neither the execution and delivery of this Agreement by Acclaim and AEI nor the consummation of the Arrangement nor compliance by the Acclaim Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Acclaim Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Acclaim Material Agreements or the articles, by-laws, shareholder agreements or other constating documents of any Acclaim Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which an Acclaim Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which an Acclaim Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Acclaim Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Acclaim Parties taken as a whole, or significantly impede the ability of the Acclaim Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Acclaim Parties; and

(ii)                                  other than in connection with or in compliance with the provisions of applicable Laws or which are required to be filed post Arrangement, and except for the requisite approval of

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Acclaim Unitholders, (A) there is no legal impediment to the Acclaim Parties’ consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Acclaim Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Acclaim Parties, or significantly impede the ability of the Acclaim Parties to consummate the Arrangement.

(e)                                                     Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of AEI, threatened or for which there is a reasonable basis, affecting or that would affect the Acclaim Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the Acclaim Parties which, if successful, would have a Material Adverse Effect on the Acclaim Parties, or would significantly impede the ability of the Acclaim Parties to consummate the Arrangement.

(f)                                                       Taxes, etc.

(i)                                     Except for Tax Returns respecting, ACT, Acclaim, Acclaim, Acclaim Processing Co. Ltd., 1107911 Alberta Ltd. and 1107882 Alberta Ltd, all Tax Returns required to be filed by or on behalf of any Acclaim Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any Acclaim Parties with respect to items or periods covered by such Tax Returns;

(ii)                                  Acclaim has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2004 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii)                               for all periods ended on and after December 31, 2004, StarPoint has been furnished by Acclaim true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by any Acclaim Party or on behalf of any Acclaim Party relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each Acclaim Party;

(iv)                              no material deficiencies exist or have been asserted with respect to Taxes of Acclaim or any of its Subsidiaries;

(v)                                 except as disclosed to StarPoint in writing prior to September 19, 2005, none of Acclaim or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Acclaim and AEI, has such an event been asserted or threatened against Acclaim or its Material Subsidiaries or any of their respective assets that would have a Material Adverse Effect on the Acclaim Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Acclaim or its Material Subsidiaries. No audit by tax authorities of Acclaim or its Material Subsidiaries is in process or pending or, to the knowledge of Acclaim and AEI, threatened; and

(vi)                              Acclaim has provided adequate accruals in its consolidated financial statements for the period ended December 31, 2004 (or such amounts are fully funded) for all pension or other employee benefit obligations of Acclaim and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Acclaim or its Material Subsidiaries.

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(g)                                                    Reporting Issuer Status. Acclaim is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Acclaim Units, the Acclaim 8% Debentures and the Acclaim 11% Debentures are listed and posted for trading on the TSX.

(h)                                                    Capitalization. As of the date hereof, the authorized capital of Acclaim consists of an unlimited number of Acclaim Units and an unlimited number of Special Voting Units (as defined in the Acclaim Trust Indenture). As of the date hereof there are issued and outstanding 109,300,000 Acclaim Units, and one Special Voting Unit. Other than 1,700,000 Acclaim Units issuable pursuant to the outstanding Acclaim Debentures, 14,015 Acclaim Units reserved for issuance pursuant to the Acclaim DRIP, 1,557,460 Acclaim Units issuable pursuant to the Acclaim Incentive Plans and 424,618 Acclaim Units issuable pursuant to the Acclaim Exchangeable Shares, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Acclaim of any securities of Acclaim (including Acclaim Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Acclaim (including Acclaim Units). All outstanding Acclaim Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Acclaim Units issuable pursuant to the Acclaim Debentures, the Acclaim DRIP, the Acclaim Exchangeable Shares, and upon vesting of Acclaim Rights pursuant to the Acclaim Incentive Plans in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i)                                                        Ownership of Subsidiaries. As of the date hereof, Acclaim is the beneficial direct or indirect owner of all of the outstanding shares, general partnership units, limited partnership units and trust units, as applicable, of the Acclaim Parties (other than Acclaim and the 313,126 outstanding Acclaim Exchangeable Shares) with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under Acclaim’s credit facilities. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the Acclaim Parties (other than Acclaim) of any securities of the Acclaim Parties (other than Acclaim) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Acclaim Parties (other than Acclaim). All outstanding securities of the Acclaim Parties (other than Acclaim) have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j)                                                        No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Acclaim Units, the Acclaim Exchangeable Shares, the Acclaim Debentures or any other securities of Acclaim has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Acclaim and AEI, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k)                                                     Material Agreements. There are no agreements material to the conduct of the Acclaim Parties’ affairs or businesses, as applicable, except for those agreements disclosed in the Public Record, disclosed in writing to the StarPoint Parties prior to September 19, 2005 or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Acclaim Party that is a party thereto is not in material default under any such agreements.

(l)                                                        Filings. Acclaim has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. AEI will deliver to SEL, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Acclaim with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the StarPoint Parties, as to which Acclaim and AEI make no representation) will not contain any untrue

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statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m)                                                  No Material Adverse Change. Since January 1, 2005, other than as disclosed in the Public Record, (i) the Acclaim Parties have conducted their respective businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Acclaim, taken as a whole, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of the Acclaim Parties.

(n)                                                    Books and Records. The records and minute books of the Acclaim Parties have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o)                                                    Reports. As of their respective dates, (i) the Acclaim Financial Statements, (ii) Acclaim’s Annual Information Form dated March 24, 2005 (including all documents incorporated by reference therein), (iii) Acclaim’s Information Circular and Proxy Statement dated March 23, 2005, (iv) all Acclaim press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2004 and (v) all prospectuses or other offering documents used by Acclaim in the offering of its securities or filed with the Securities Authorities since January 1, 2004, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. The Acclaim Financial Statements and other financial statements of Acclaim included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Acclaim’s independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Acclaim and AEI as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Acclaim on a consolidated basis. There has been no material change in Acclaim accounting policies, except as described in the notes to the Acclaim Financial Statements, since January 1, 2005.

(p)                                                    Absence of Undisclosed Liabilities. The Acclaim Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)                                     those set forth or adequately provided for in the balance sheets and associated notes thereto included in the Acclaim Financial Statements (the “Acclaim Balance Sheets”);

(ii)                                  those incurred in the ordinary course of business and not required to be set forth in the Acclaim Balance Sheets under GAAP;

(iii)                               those incurred in the ordinary course of business since the dates of the Acclaim Balance Sheets and consistent with past practice; and

(iv)                              those incurred in connection with the execution of this Agreement.

(q)                                                    Environmental. Other than has been disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any Acclaim Party, nor has any Acclaim Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Acclaim. All operations of the Acclaim Parties have been and are now being conducted in compliance

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with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the Acclaim Parties, taken as a whole. The Acclaim Parties are not subject to nor are Acclaim or AEI aware of:

(i)                                     any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii)                                  any demand or notice with respect to the breach of any Environmental Laws applicable to the Acclaim Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would have a Material Adverse Effect on the Acclaim Parties.

(r)                                                       Title. Although they do not warrant title, except as disclosed in writing to StarPoint prior to September 19, 2005, neither Acclaim nor AEI has any knowledge or is aware of any defects, failures or impairments in the title of the Acclaim Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the Acclaim Parties; or (iii) the current consolidated cash flow of the Acclaim Parties.

(s)                                                     Licences. Except as disclosed in the Public Record, each of the Acclaim Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such permissions the absence of which would not have a Material Adverse Effect on the Acclaim Parties.

(t)                                                       Compliance with Laws. Each of the Acclaim Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Acclaim Parties or on the ability of the Acclaim Parties to consummate the Arrangement.

(u)                                                    Long Term and Derivative Transactions. Except as disclosed in the Public Record, none of the Acclaim Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v)                                                    Fairness Opinion. The Acclaim Board of Directors has received a verbal opinion as of September 19, 2005 (and have been advised that they will receive a written opinion) from BMO Nesbitt Burns Inc. that the consideration to be received by Acclaim Unitholders in connection with the Arrangement is fair, from a financial point of view, to the Acclaim Unitholders.

(w)                                                  Investment Canada Act.  Acclaim is a “Canadian” within the meaning of the Investment Canada Act (Canada).

(x)                                                      Employee Benefit Plans. Acclaim has made available to StarPoint true, complete and correct copies of each employee benefits plan (the “Acclaim Plans”) covering active, former or retired employees of the Acclaim Parties, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Acclaim Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer

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contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Acclaim Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of Acclaim and AEI, there are no pending or anticipated material claims against or otherwise involving any of the Acclaim Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Acclaim Plan activities) has been brought against or with respect to any Acclaim Plan; (v) all material contributions, reserves or premium payments required to be made to the Acclaim Plans have been made or provided for; and (vi) no Acclaim Party has any material obligations for retiree health and life benefits under any Acclaim Plan.

(y)                                                    Insurance. Policies of insurance are in force as of the date hereof naming an Acclaim Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Acclaim Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(z)                                                      Indebtedness To and By Officers, Directors and Others. None of the Acclaim Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm’s length to any Acclaim Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor, except as disclosed in the Public Record, is there any indebtedness owing by any such parties to any of the Acclaim Parties except for amounts due which will be repaid in full to such Acclaim Parties prior to the Effective Date.

(aa)                                               No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any Acclaim Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any Acclaim Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any Acclaim Party from engaging in this business or from competing with any Person or in any geographic area.

(bb)                                             Guarantees and Indemnification. Other than as disclosed in writing to StarPoint, no Acclaim Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting and agency agreements) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other Acclaim Party.

(cc)                                               Information to Independent Engineer. Acclaim and AEI have no reason to believe that (i) the report of GLJ dated February 23, 2005 and effective as of December 31, 2004 evaluating the crude oil and natural gas reserves and future net production revenues attributable to the properties of Acclaim (taken as a whole) as of December 31, 2004 (the “Acclaim Report”), (ii) the mechanical update of the Acclaim Report prepared by GLJ effective September 30, 2005 to account for production from the applicable properties from the original effective date of the Acclaim Report to September 30, 2005 and to give effect to September 30, 2005 pricing assumptions, and (iii) if applicable, any other reserve evaluation reports which may be or be deemed to be, included or incorporated by reference in the Acclaim Information Circular, whether in addition to or as a replacement for the reports referred to in clauses (i) and (ii); was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Acclaim and AEI have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Acclaim has provided to GLJ all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical

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and operating data respecting the principal oil and gas assets of the Acclaim Parties, in each case as at the effective dates of such reports, and, in particular, all material information respecting the Acclaim Parties’ interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(dd)                                             No Insider Rights. No director, officer, insider or other party not at arm’s length to any Acclaim Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any Acclaim Party.

(ee)                                               Disclosure. The data and information in respect of the Acclaim Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of Acclaim to or on behalf of StarPoint was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ff)                                                   Debt and Working Capital. As at September 30, 2005, Acclaim’s consolidated indebtedness did not exceed $336.9 million and its working capital deficiency was not more than $42.0 million, exclusive of the Acclaim Debentures which at September 30, 2005 had an outstanding principal amount not exceeding $24.9 million.

(gg)                                             Production. For the month of September 2005, the Acclaim Parties’ production was not less than 40,000 boe/d.

(hh)                                             No Defaults under Leases and Agreements. Except as disclosed in writing to StarPoint:

(i)                                     no Acclaim Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Acclaim Parties’ oil and gas assets to which an Acclaim Party is a party or by or to which any Acclaim Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

(ii)                                  to their knowledge:

(A)                              each of the Acclaim Parties is in good standing under all, and is not in default under any; and

(B)                                there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(ii)                                                     No Encumbrances. None of the Acclaim Parties has encumbered or alienated its interest in the Acclaim Parties’ oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Acclaim Credit Facilities Agreement and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in British

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Columbia, Alberta, Saskatchewan or Manitoba) or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to StarPoint.

(jj)                                                     No Reduction of Interests. Except as disclosed in writing to StarPoint prior to September 19, 2005, none of the Acclaim Parties’ oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a Acclaim Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(kk)                                               Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Acclaim Parties’ oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(ll)                                                     Production Allowables and Production Penalties.

(i)                                     None of the wells in which any of the Acclaim Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the Acclaim Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

(ii)                                  None of the Acclaim Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(mm)                                         Operation and Condition of Wells. All wells in which any of the Acclaim Parties holds an interest:

(i)                                     for which any of the Acclaim Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

(ii)                                  for which none of the Acclaim Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect;

(nn)                                             Operation and Condition of Tangibles. The Acclaim Parties’ tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i)                                     for which any of the Acclaim Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which an Acclaim Party was operator thereof and

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is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)                                  for which none of the Acclaim Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Laws during all periods in which none of the Acclaim Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect.

(oo)                                             Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of the Acclaim Parties’ oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Acclaim Financial Statements in excess of $5 million for each such commitment, approval or authorization other than those disclosed in writing to StarPoint.

(pp)                                             Brokers and Finders. The Acclaim Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except BMO Nesbitt Burns Inc., which has been retained as Acclaim’s financial advisor, TD Securities Inc. and Kern and Partners Ltd., which have been retained as Acclaim’s strategic advisors, in connection with certain matters including the transactions contemplated hereby. The total obligation of the Acclaim Parties to such financial and strategic advisors is set forth in the engagement letters between Acclaim and those advisors, copies of which have been provided to StarPoint. After the payment of such financial obligations, the Acclaim Parties will not have any continuing obligations to BMO Nesbitt Burns Inc., TD Securities Inc. or Kern and Partners Ltd. other than those related to indemnification, confidentiality and the payment of expenses.

(qq)                                             Employment and Officer Obligations. Other than the Acclaim Employment Agreements, AEI’s existing health plan, pension obligations and as disclosed in writing to StarPoint, in connection with the Arrangement there are no other employment or consulting services agreements, termination, severance and retention plans or policies of the Acclaim Parties. Other than as described in the Information Circular, the obligations of Acclaim Parties under the Acclaim Employment Agreements and all such employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Acclaim incentive plan, arising out of or in connection with the Arrangement, shall not exceed $1 million.

(rr)                                                   Confidentiality Agreements. All agreements entered into by Acclaim with persons other than StarPoint regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Acclaim or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and Acclaim has not waived the standstill or other provisions of any of such agreements.

(ss)                                               Outstanding Acquisitions. The Acclaim Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed except those having an acquisition cost of less than $20 million individually or $30 million in the aggregate or otherwise approved in writing by StarPoint prior to becoming a binding obligation on the relevant Acclaim Party.

(tt)                                                   Mutual Fund Trust. Acclaim is a “mutual fund trust” and a “unit trust” within the meaning of the ITA.

(uu)                                             Place of Principal Offices. The principal offices of the Acclaim Parties are not located within the United States.

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(vv)                                             Location of Assets and U.S. Sales. The assets and property of the Acclaim Parties are located outside the United States and did not generate sales in or into the United States exceeding U.S.$50 million during Acclaim’s most recent fiscal year.

(ww)                                         Foreign Private Issuer. Acclaim is a “foreign private issuer” within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(xx)                                                 Investment Company. To its knowledge and awareness, and without investigation, Acclaim is not an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended.

(yy)                                             Board Approval. The Acclaim Board of Directors has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Acclaim and the Acclaim Securityholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to Acclaim Securityholders and has resolved to unanimously recommend approval of the Arrangement by Acclaim Securityholders.

5.2                                                                               Representations and Warranties of StarPoint

StarPoint and SEL hereby jointly and severally make the representations and warranties set forth in this Section 5.2 to and in favour of Acclaim and AEI and acknowledge that Acclaim and AEI is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)                                                     Organization and Qualification. Each of StarPoint, SCT, APF Energy Trust and APF Trust is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. Each of the StarPoint Energy Partnership, StarPoint Resources and StarPoint Prairie Partnership is a partnership duly created and validly existing under the Laws of the Province of Alberta and has the requisite partnership power and authority to own its assets and to carry on its business as now conducted. Each of SEL, APF Inc., 1167639 Alberta, 990009 Alberta, StarPoint Prairie Corp. Trend and StarPoint ExchangeCo is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the StarPoint Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the StarPoint Parties. Copies of the constating documents of the StarPoint Parties (including the StarPoint Material Agreements) provided to AEI, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)                                                    Authority Relative this Agreement. Each of StarPoint and SEL has the requisite authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by StarPoint and SEL of the Arrangement have been duly authorized by the StarPoint Board of Directors and, subject to the requisite approval of the StarPoint Securityholders, no other proceedings on the part of StarPoint or SEL are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of StarPoint and SEL and constitutes a legal, valid and binding obligation of each of StarPoint and SEL enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)                                                     Subsidiaries. StarPoint has no Subsidiaries (other than the Material Subsidiaries) that are material to its business, operation or financial condition.

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(d)                                                    No Violations. Except as disclosed to Acclaim in writing prior to September 19, 2005, or as contemplated by this Agreement:

(i)                                     neither the execution and delivery of this Agreement by StarPoint and SEL nor the consummation of the Arrangement nor compliance by the StarPoint Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the StarPoint Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the StarPoint Material Agreements or the articles, by-laws, shareholder agreements or other constating document of any StarPoint Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a StarPoint Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a StarPoint Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the StarPoint Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the StarPoint Parties taken as a whole, or significantly impede the ability of the StarPoint Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the StarPoint Parties; and

(ii)                                  other than in connection with or in compliance with the provisions of applicable Laws pr which are required to be filed post Arrangement, and except for the requisite approval of StarPoint Unitholders, (A) there is no legal impediment to the StarPoint Parties’ consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the StarPoint Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the StarPoint Parties, or significantly impede the ability of the StarPoint Parties to consummate the Arrangement.

(e)                                                     Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of SEL, threatened or for which there is a reasonable basis, affecting or that would affect the StarPoint Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the StarPoint Parties which, if successful, would have a Material Adverse Effect on the StarPoint Parties, or would significantly impede the ability of the StarPoint Parties to consummate the Arrangement.

(f)                                                       Taxes, etc.  Except as disclosed in writing to Acclaim prior to September 19, 2005:

(i)                                     All Tax Returns required to be filed by or on behalf of any StarPoint Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any StarPoint Parties with respect to items or periods covered by such Tax Returns;

(ii)                                  StarPoint has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2004 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

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(iii)                               for all periods ended on and after December 31, 2004, Acclaim has been furnished by StarPoint true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by any StarPoint Party or on behalf of any StarPoint Party relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each StarPoint Party;

(iv)                              no material deficiencies exist or have been asserted with respect to Taxes of StarPoint or any of its Subsidiaries;

(v)                                 none of StarPoint or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of StarPoint and SEL, has such an event been asserted or threatened against StarPoint or its Material Subsidiaries or any of their respective assets that would have a Material Adverse Effect on the StarPoint Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of StarPoint or its Material Subsidiaries. No audit by tax authorities of StarPoint or its Material Subsidiaries is in process or pending or, to the knowledge of StarPoint; and

(vi)                              StarPoint has provided adequate accruals in its consolidated financial statements for the period ended December 31, 2004 (or such amounts are fully funded) for all pension or other employee benefit obligations of StarPoint and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on StarPoint or its Material Subsidiaries.

(g)                                                    Reporting Issuer Status. StarPoint is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the StarPoint Units, the StarPoint 6.5% Debentures and the StarPoint 9.4% Debentures are listed and posted for trading on the TSX.

(h)                                                    Capitalization. As of the date hereof, the authorized capital of StarPoint consists of an unlimited number of StarPoint Units and an unlimited number of Special Voting Units (as defined in the StarPoint Trust Indenture). As of the date hereof there are issued and outstanding 102,416,206 StarPoint Units and one Special Voting Unit. Other than 3,519,613 StarPoint Units issuable pursuant to the StarPoint Debentures, nil StarPoint Units reserved for issuance pursuant to the StarPoint DRIP, 1,292,200 StarPoint Units issuable pursuant to the StarPoint Incentive Plan and 1,775,728 StarPoint Units issuable pursuant to the StarPoint Exchangeable Shares, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by StarPoint of any securities of StarPoint (including StarPoint Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of StarPoint (including StarPoint Units). All outstanding StarPoint Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all StarPoint Units issuable pursuant to the StarPoint DRIP, the StarPoint Exchangeable Shares, and upon vesting of StarPoint Rights pursuant to the StarPoint Incentive Plan in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i)                                                        Ownership of Subsidiaries. As of the date hereof, StarPoint is the beneficial direct or indirect owner of all of the outstanding shares, limited partnership units and trust units, as applicable, of the StarPoint Parties (other than StarPoint and the 1,599,035 outstanding StarPoint Exchangeable Shares) with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under StarPoint’s credit facilities. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the StarPoint Parties (other than StarPoint) of any securities of the StarPoint Parties (other than StarPoint) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the StarPoint Parties (other than

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StarPoint). All outstanding securities of the StarPoint Parties (other than StarPoint) have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j)                                                        No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the StarPoint Units, the StarPoint Exchangeable Shares, the StarPoint Debentures or any other securities of StarPoint has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of StarPoint and SEL, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k)                                                     Material Agreements. There are no agreements material to the conduct of the StarPoint Parties’ affairs or businesses, as applicable, and SEL, except for those agreements disclosed in the Public Record, disclosed in writing to Acclaim prior to September 19, 2005 or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Acclaim Party that is a party thereto is not in material default under any such agreements.

(l)                                                        Filings. StarPoint has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. SEL will deliver to AEI, as soon as they become available, true and complete copies of any material reports or statements required to be filed by StarPoint with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Acclaim Parties, as to which StarPoint and SEL make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and ‘will comply in all material respects with all Applicable Laws.

(m)                                                  No Material Adverse Change. Since January 1, 2005, other than as disclosed in the Public Record, (i) the StarPoint Parties have conducted their respective businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to StarPoint, taken as a whole, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of the StarPoint Parties.

(n)                                                    Books and Records. The records and minute books of the StarPoint Parties have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o)                                                    Reports. As of their respective dates, (i) the StarPoint Financial Statements, (ii) StarPoint’s Renewal Annual Information Form dated March 28, 2005 (including all documents incorporated by reference therein), (iii) SEL’s and E3 Energy Inc.’s Joint Proxy Statement and Information Circular dated December 7, 2004, (iv) StarPoint’s information circular and proxy statement dated April 12, 2005, (v) all StarPoint press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2005, and (vi) all prospectuses or other offering documents used by StarPoint in the offering of its securities or filed with the Securities Authorities since January 1, 2005, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. The StarPoint Financial Statements and other financial statements of StarPoint included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of StarPoint’s independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of StarPoint and SEL as of the dates thereof and for the

41

periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of StarPoint on a consolidated basis. There has been no material change in StarPoint accounting policies, except as described in the notes to the StarPoint Financial Statements, since January 1, 2005.

(p)                                                    Absence of Undisclosed Liabilities. The StarPoint Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)                                     those set forth or adequately provided for in the balance sheets and associated notes thereto included in the StarPoint Financial Statements (the “StarPoint Balance Sheets”);

(ii)                                  those incurred in the ordinary course of business and not required to be set forth in the StarPoint Balance Sheets under GAAP;

(iii)                               those incurred in the ordinary course of business since the dates of the StarPoint Balance Sheets and consistent with past practice; and

(iv)                              those incurred in connection with the execution of this Agreement.

(q)                                                    Environmental. Except as disclosed in writing to Acclaim prior to September 19, 2005 or than has been disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any StarPoint Party, nor has any StarPoint Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on StarPoint. All operations of the StarPoint Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the StarPoint Parties, taken as a whole. The StarPoint Parties are not subject to nor are StarPoint or SEL aware of:

(i)                                     any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii)                                  any demand or notice with respect to the breach of any Environmental Laws applicable to the StarPoint Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would have a Material Adverse Effect on the StarPoint Parties.

(r)                                                       Title. Although they do not warrant title, except as disclosed in writing to Acclaim prior to September 19, 2005, neither StarPoint nor SEL has any knowledge or is aware of any defects, failures or impairments in the title of the StarPoint Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the StarPoint Parties; or (iii) the current consolidated cash flow of the StarPoint Parties.

(s)                                                     Licences. Except as disclosed in the Public Record, each of the StarPoint Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such permissions the absence of which would not have a Material Adverse Effect on the StarPoint Parties.

(t)                                                       Compliance with Laws. Each of the StarPoint Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a

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Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the StarPoint Parties or on the ability of the StarPoint Parties to consummate the Arrangement.

(u)                                                    Long Term and Derivative Transactions. Except as disclosed in the Public Record, none of the StarPoint Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v)                                                    Fairness Opinion.  The StarPoint Board of Directors has received a verbal opinion as of September 19, 2005 (and have been advised that they will receive a written opinion) from Orion Securities Inc. that the consideration to be received by StarPoint Unitholders in connection with the Arrangement is fair, from a financial point of view, to the StarPoint Unitholders.

(w)                                                  Investment Canada Act. StarPoint is a “Canadian” within the meaning of the Investment Canada Act (Canada).

(x)                                                      Employee Benefit Plans.  StarPoint has made available to Acclaim true, complete and correct copies of each employee benefits plan (the “StarPoint Plans”) covering active, former or retired employees of the StarPoint Parties, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each StarPoint Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each StarPoint Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of StarPoint and SEL, there are no pending or anticipated material claims against or otherwise involving any of the StarPoint Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of StarPoint Plan activities) has been brought against or with respect to any StarPoint Plan; (v) all material contributions, reserves or premium payments required to be made to the StarPoint Plans have been made or provided for; and (vi) no StarPoint Party has any material obligations for retiree health and life benefits under any StarPoint Plan.

(y)                                                    Insurance. Policies of insurance are in force as of the date hereof naming a StarPoint Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the StarPoint Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(z)                                                      Indebtedness To and By Officers, Directors and Others. None of the StarPoint Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm’s length to any StarPoint Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the StarPoint Parties.

(aa)                                               No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any StarPoint Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any StarPoint Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any

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StarPoint Party from engaging in this business or from competing with any Person or in any geographic area.

(bb)                                             Guarantees and Indemnification. Other than as disclosed in writing to Acclaim, no StarPoint Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting and agency agreements) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other StarPoint Party.

(cc)                                               Information to Independent Engineer. StarPoint and SEL have no reason to believe that (i) the report of Sproule Associates Limited. (“Sproule”) dated February 24, 2005 and effective as of December 31, 2004, evaluating the crude oil and natural gas reserves and future net production revenues attributable to the properties of StarPoint as of December 31, 2004 (the “StarPoint Report”) and the mechanical update of the StarPoint Report prepared by Sproule effective September 30, 2005 to account for production from the applicable properties from the original effective date of the StarPoint Report to September 30, 2005 and to give effect to September 30, 2005 pricing assumptions, (ii) the report of Sproule dated February 23, 2005 and effective as of December 31, 2004, evaluating the crude oil and natural gas reserves and future net production revenues attributable to the properties of Selkirk Energy Partnership (the “Selkirk Report”) and the mechanical update of the Selkirk Report prepared by Sproule effective September 30, 2005 to account for production from the applicable properties from the original effective date of the Selkirk Report to September 30, 2005 and to give effect to September 30, 2005 pricing assumptions; (iii) the report of Sproule dated February 18, 2005 and effective as of December 31, 2004, evaluating the coal bed methane reserves and future net production revenues attributable to certain of the properties of APF Energy Trust (the ”APF Report”) and the mechanical update of the APF Report prepared by Sproule effective September 30, 2005 to account for production from the applicable properties from the original effective date of the APF Report to September 30, 2005 and to give effect to September 30, 2005 pricing assumptions; (iv) the report of GLJ dated February 28, 2005 and effective as of December 31, 2004, evaluating the crude oil and natural gas reserves and future net production revenues attributable to certain of the properties of APF Energy Trust as of December 31, 2004 (the “GLJ APF Report”) and the mechanical update of the GLJ APF Report prepared by GLJ effective September 30, 2005 to account for production from the applicable properties from the original effective date of the GLJ APF Report to September 30, 2005 and to give effect to September 30, 2005 pricing assumptions, (v) the report of McDaniel & Associates Consultants Ltd. (“McDaniel”) dated April 29, 2005 and effective as of March 31, 2005, evaluating certain of the crude oil and natural gas reserves and future net production revenues attributable to the properties acquired by StarPoint from EnCana Corporation (the “EnCana Report”) and the mechanical update of the EnCana Report prepared by McDaniel effective September 30, 2005 to account for production from the applicable properties from the original effective date of the EnCana Report to September 30, 2005 and to give effect to September 30, 2005 pricing assumptions, (vi) the report of GLJ dated April 29, 2005 and effective as of March 31, 2005 evaluating certain of the crude oil and natural gas reserves and future net production revenues attributable to certain of the properties acquired by StarPoint from EnCana Corporation (the “GLJ EnCana Report”) and the mechanical update of the GLJ EnCana Report prepared by GLJ effective September 30, 2005 to account for production from the applicable properties from the original effective date of the GLJ EnCana Report to September 30, 2005 and to give effect to September 30, 2005 pricing assumptions, (vii) the report of Sproule dated June 30, 2005 and effective March 31, 2005, evaluating the crude oil and natural gas reserves and future net production revenues attributable to certain of the properties of Nexen Inc. (the “Nexen Report”) acquired by StarPoint and the mechanical update of the Nexen Report prepared by Sproule effective September 30, 2005 to account for production from the applicable properties from the original effective date of the Nexen Report to September 30, 2005 and to give effect to September 30, 2005 pricing assumptions, and (viii) if applicable, any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the StarPoint Information Circular, whether in addition to or as a replacement for the reports referred to in clauses (i) through (vii); was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, StarPoint and SEL have no knowledge of a Material Adverse

44

Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. StarPoint (or, to its knowledge, APF Energy Trust, EnCana Corporation or Nexen Inc., as applicable) has provided to Sproule, GLJ or McDaniel, as applicable, all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the StarPoint Parties, in each case as at the effective dates of such reports, and, in particular, all material information respecting the StarPoint Parties’ interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(dd)                                             No Insider Rights. No director, officer, insider or other party not at arm’s length to any StarPoint Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any StarPoint Party.

(ee)                                               Disclosure. The data and information in respect of the StarPoint Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of StarPoint to or on behalf of Acclaim was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ff)                                                   Debt and Working Capital. As at September 30, 2005, StarPoint’s consolidated indebtedness did not exceed $415 million and its working capital surplus was not less than $12 million exclusive of the StarPoint Debentures which at September 30, 2005 had an outstanding principal amount not exceeding $78 million.

(gg)                                             Production. For the month of September 2005, the StarPoint Parties’ production was not less than 36,500 boe/d.

(hh)                                             No Defaults under Leases and Agreements.  Except as disclosed in writing to Acclaim:

(i)                                     no StarPoint Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the StarPoint Parties’ oil and gas assets to which a StarPoint Party is a party or by or to which a StarPoint Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

(ii)                                  to their knowledge:

(A)                              each of the StarPoint Parties is in good standing under all, and is not in default under any; and

(B)                                there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

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(ii)                                                     No Encumbrances. None of the StarPoint Parties has encumbered or alienated its interest in the StarPoint Parties’ oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the StarPoint Credit Facilities Agreement and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in British Columbia, Alberta, Saskatchewan or Manitoba) or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Acclaim.

(jj)                                                     No Reduction of Interests. Except as disclosed in writing to Acclaim, prior to September 19, 2005, none of the StarPoint Parties’ oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a StarPoint Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(kk)                                               Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the StarPoint Parties’ oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(ll)                                                     Production Allowables and Production Penalties.

(i)                                     None of the wells in which any of the StarPoint Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the StarPoint Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

(ii)                                  None of the StarPoint Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(mm)                                         Operation and Condition of Wells. All wells in which any of the StarPoint Parties holds an interest:

(i)                                     for which any of the StarPoint Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

(ii)                                  for which none of the StarPoint Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect;

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(nn)                                             Operation and Condition of Tangibles. The StarPoint Parties’ tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i)                                     for which any of the StarPoint Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which a StarPoint Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)                                  for which none of the StarPoint Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which none of the StarPoint Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect.

(oo)                                             Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of the StarPoint Parties’ oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent StarPoint Financial Statements in excess of $5 million for each such commitment, approval or authorization other than those disclosed in writing to Acclaim.

(pp)                                             Brokers and Finders. The StarPoint Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except Orion Securities Inc., which has been retained as StarPoint’s financial advisor and FirstEnergy Capital Corp., Scotia Waterous and GMP Securities Ltd., which have been retained as StarPoint’s strategic advisors, in connection with certain matters including the transactions contemplated hereby. The total obligation of the StarPoint ties to such financial and strategic advisors is set forth in the engagement letters between StarPoint and such advisors, copies of which have been provided to Acclaim. After the payment of such financial obligations to Orion Securities, FirstEnergy Capital Corp., Scotia Waterous and GMP Securities Ltd., the StarPoint Parties will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(qq)                                             Employment and Officer Obligations. Other than the StarPoint Employment Agreements, SEL’s existing health plan, pension obligations and as disclosed in writing to Acclaim, in connection with the Arrangement there are no other employment or consulting services agreements, termination, severance and retention plans or policies of the StarPoint Parties. The obligations of StarPoint Parties under the StarPoint Employment Agreements and all such employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any StarPoint incentive plan, arising out of or in connection with the Arrangement, shall not exceed $10.0 million.

(rr)                                                   Confidentiality Agreements. All agreements entered into by StarPoint with persons other than Acclaim regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of StarPoint or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and Acclaim has not waived the standstill or other provisions of any of such agreements.

(ss)                                               Outstanding Acquisitions. The StarPoint Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

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(tt)                                                   Mutual Fund Trust. StarPoint is a “mutual fund trust” and a “unit trust” within the meaning of the ITA.

(uu)                                             Place of Principal Offices. The principal offices of the StarPoint Parties are not located within the United States.

(vv)                                             Location of Assets and U.S. Sales. The assets and property of the StarPoint Parties are located outside the United States and did not generate sales in or into the United States exceeding U.S.$50 million during StarPoint’s most recent fiscal year.

(ww)                                         Foreign Private Issuer. StarPoint is a “foreign private issuer” within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(xx)                                                 Investment Company. To its knowledge and awareness, and without investigation, StarPoint is not an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended.

(yy)                                             Board Approval. The StarPoint Board of Directors has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of StarPoint and the StarPoint Securityholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to StarPoint Securityholders and has resolved to unanimously recommend approval of the Arrangement by StarPoint Securityholders.

5.3                          Privacy Issues.

(a)                                                     For the purposes of this Section 5.3, the following definitions shall apply:

(i)                                     “applicable law” means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii)                                  “applicable privacy laws” means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta).

(iii)                               “authorized authority” means, in relation to any Person,  transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(iv)                              “Personal Information” means information about an individual transferred to StarPoint by Acclaim in accordance with this Agreement and/or as a condition of the Arrangement.

(b)                                                    The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”).

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(c)                                                     Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d)                                                    Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e)                                                     Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)                                                       Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties’ obligations hereunder.  Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement.

(g)                                                    Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information.  The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h)                                                    Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the Party or, at the Party’s request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 6
CONDITIONS PRECEDENT

6.1                                                                               Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)                                                     on or prior to November 30, 2005, the Interim Order shall have been granted in form and substance satisfactory to each of Acclaim and StarPoint, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Acclaim and StarPoint, acting reasonably, on appeal or otherwise;

(b)                                                    the Merger Resolution shall have been passed by the holders of StarPoint Securities, on or prior to January 31, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Acclaim and StarPoint, acting reasonably;

(c)                                                     the Merger Resolution shall have been passed by the holders of Acclaim Securities, on or prior to January 31, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Acclaim and StarPoint, acting reasonably;

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(d)                                                    in the event that dissent rights are given to StarPoint Securityholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding StarPoint Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(e)                                                     in the event that dissent rights are given to Acclaim Securityholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Acclaim Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(f)                                                       on or prior to January 31, 2006, the Final Order shall have been granted in form and substance satisfactory to Acclaim and StarPoint, acting reasonably;

(g)                                                    the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Acclaim and StarPoint, acting reasonably;

(h)                                                    the Arrangement shall have become effective on or prior to January 31, 2006;

(i)                                                        Acclaim or one or more Subsidiaries of Acclaim and TriStar shall have entered into the TriStar StarPoint Conveyance Agreement;

(j)                                                        StarPoint or one or more Subsidiaries of StarPoint and TriStar shall have entered into the TriStar StarPoint Conveyance Agreement;

(k)                                                     AmalgamationCo shall enter into written agreements effective as of the Effective Date satisfactory to each of Acclaim and StarPoint, acting reasonably, pursuant to which AmalgamationCo shall agree that, for a period of six years after the Effective Date, AmalgamationCo shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by each of Acclaim and StarPoint (provided that AmalgamationCo may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a “trailing” or “run-off” basis for all present and former directors and officers of AEI and SEL with respect to claims arising from facts or events which occurred before the Effective Date;

(l)                                                        the relevant waiting period in section 123 of the Competition Act shall have expired and: (i) an advance ruling certificate (“ARC”) pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau (“Commissioner”) appointed under the Competition Act; or (ii) a “no action letter” satisfactory to each of Acclaim and StarPoint, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to each of Acclaim and StarPoint, acting reasonably; and in addition, in the event that the ARC or “no action” letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(m)                                                  in addition to the approval required by Section 6.1(l), all other required regulatory, governmental and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Acclaim and StarPoint, each acting reasonably, including, without limitation, conditional approval for listing of the Canetic Units (including, without limitation, the Canetic Units issuable pursuant to the Canetic Trust Incentive Plans), the TriStar Common Shares (including, without limitation, the TriStar Common Shares issuable pursuant to the TriStar Incentive Plan and the TriStar Arrangement Warrants) on the TSX and all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

(n)                                                    the Arrangement, and the consummation thereof, shall have been approved by Acclaim’s lenders on a basis acceptable to Acclaim and StarPoint, each acting reasonably;

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(o)                                                    the Arrangement, and the consummation thereof, shall have been approved by StarPoint’s lenders on a basis acceptable to Acclaim and StarPoint, each acting reasonably;

(p)                                                    Acclaim, StarPoint and Canetic Trust shall have executed such instruments, and the Acclaim Debenture Trustee and StarPoint Debenture Trustees shall have received such opinions, as contemplated and required by the Acclaim Debenture Indentures and the StarPoint Debenture Indentures, as applicable;

(q)                                                    there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)                                     makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)                                  results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

The foregoing conditions are for the mutual benefit of StarPoint and Acclaim and may be asserted by StarPoint and Acclaim regardless of the circumstances and may be waived by StarPoint and Acclaim (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which StarPoint or Acclaim may have.

6.2                                                                               Additional Conditions to Obligations of Acclaim

The obligation of Acclaim to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)                                                     StarPoint shall have mailed the StarPoint Information Circular and other documentation required in connection with the StarPoint Meeting on or before November 30, 2005;

(b)                                                    each of the acts and undertakings of StarPoint to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by StarPoint;

(c)                                                     StarPoint shall have furnished Acclaim with:

(i)                                     certified copies of the resolutions duly passed by the StarPoint Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)                                  certified copies of the resolutions of StarPoint Securityholders, duly passed at the StarPoint Meeting, approving the Merger Resolution;

(d)                                                    except as affected by the transactions contemplated by this Agreement, the representations and warranties of StarPoint and SEL contained in Section 5.2 shall be true in all respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and each of StarPoint and SEL shall have complied in all respects with its covenants in this Agreement and Acclaim shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of SEL acting solely on behalf of SEL and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Acclaim will have no knowledge to the contrary;

(e)                                                     any director, officer, insider or other non-arm’s length party that is indebted to StarPoint shall have repaid such indebtedness on or prior to completion of the Arrangement;

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(f)                                                       there shall not have occurred any change after September 19, 2005 or prior to September 19, 2005 which has not been publicly disclosed prior to September 19, 2005 or previously disclosed prior to September 19, 2005 to Acclaim in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of StarPoint and which, in the judgment of Acclaim, acting reasonably, is materially adverse to StarPoint other than: (i) a change directly resulting from an action taken by StarPoint permitted by this Agreement or to which Acclaim has consented in writing; (ii) a change resulting from conditions affecting the oil and gas industry generally including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) a change resulting from general economic, financial, currency exchange, securities or commodities market conditions;

(g)                                                    the StarPoint Board of Directors shall have authorized the application for listing of the Canetic Units on the NYSE;

(h)                                                    as at the Effective Date, StarPoint’s Debt shall not exceed $450 million. “StarPoint’s Debt” means total indebtedness, including long-term debt, bank debt and working capital deficiency, but excluding convertible debentures and hedging obligations or debt incurred to unwind or terminate any of StarPoint’s hedge positions pursuant to Section 3.3(h);

(i)                                                        Acclaim and AEI shall have received resignations and releases from the directors and officers of StarPoint and its Subsidiaries in form satisfactory to Acclaim and AEI, acting reasonably, which releases shall contain exceptions for amounts or obligations owing to such directors or officers as a result of accrued but unpaid salary, bonus, benefits and other compensation and as a result of the Arrangement or pursuant to indemnity or directors’ and officers’ insurance arrangements; and

(j)                                                        all StarPoint Rights shall have been exercised or terminated.

The conditions in this Section 6.2 are for the exclusive benefit of Acclaim and may be asserted by Acclaim regardless of the circumstances or may be waived by Acclaim in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Acclaim may have.

6.3                                                                               Additional Conditions to Obligations of StarPoint

The obligation of StarPoint to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)                                                     Acclaim shall have mailed the Acclaim Information Circular and other documentation required in connection with the Acclaim Meeting on or before November 30, 2005;

(b)                                                    each of the acts and undertakings of Acclaim to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Acclaim;

(c)                                                     Acclaim shall have furnished StarPoint with:

(i)                                     certified copies of the resolutions duly passed by the Acclaim Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)                                  certified copies of the resolutions of Acclaim Securityholders, duly passed at the Acclaim Meeting, approving the Merger Resolution;

(d)                                                    except as affected by the transactions contemplated by this Agreement, the representations and warranties of Acclaim and AEI contained in Section 5.1 shall be true in all respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of

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such time and each of Acclaim and AEI shall have complied in all respects with its covenants in this Agreement and StarPoint shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of AEI acting solely on behalf of AEI and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and StarPoint will have no knowledge to the contrary;

(e)                                                     there shall not have occurred any change after September 19, 2005 or prior to September 19, 2005 which has not been publicly disclosed prior to September 19, 2005 or previously disclosed prior to September 19, 2005 to StarPoint in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Acclaim and which, in the judgment of StarPoint, acting reasonably, is materially adverse to Acclaim other than: (i) a change directly resulting from an action taken by Acclaim permitted by this Agreement to which StarPoint has consented in writing; (ii) a change resulting from conditions affecting the oil and gas industry generally including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) a change resulting from general economic, financial, currency exchange, securities or commodities market conditions;

(f)                                                       the Acclaim Board of Directors shall have authorized the application for listing of the Canetic Units on the NYSE; and

(g)                                                    at the Effective Date, Acclaim’s Debt shall not exceed $400 million.  “Acclaim’s Debt” means total indebtedness, including long-term debt, bank debt and working capital deficiency, but excluding convertible debentures and hedging obligations or debt incurred to unwind or terminate any of Acclaim’s hedge positions pursuant to Section 3.3(h).

The conditions in this Section 6.3 are for the exclusive benefit of StarPoint and may be asserted by StarPoint regardless of the circumstances or may be waived by StarPoint in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which StarPoint may have.

6.4                                                                               Notice and Effect of Failure to Comply with Conditions

(a)                                                     Each of Acclaim and StarPoint shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)                                                    If any of the conditions precedents set forth in Sections 6.1, 6.2 or 6.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

6.5                                                                               Satisfaction of Conditions

The conditions set out in this Article 6 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

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ARTICLE 7
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

7.1                                                                               Acclaim Damages

If at any time after the execution of this Agreement:

(a)                                                     the board of directors of StarPoint has withdrawn or changed any of its recommendations or determinations referred to in Section 3.2(p) and 5.2(yy) in a manner adverse to Acclaim or shall have resolved to do so prior to the Effective Date;

(b)                                                    a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the StarPoint Unitholders or to StarPoint and the StarPoint Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c)                                                     StarPoint accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d)                                                    StarPoint breaches any of its representations, warranties or covenants made in this Agreement which breach individually or in the aggregate would have a Material Adverse Effect on StarPoint or materially impede the completion of the Arrangement;

(each of the above being a “Acclaim Damages Event”), then in the event of the termination of this Agreement pursuant to Section 9.1, StarPoint shall pay to Acclaim $65 million as liquidated damages in immediately available funds to an account designated by Acclaim within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, StarPoint shall be deemed to hold such fund in trust for Acclaim.  StarPoint shall only be obligated to pay a maximum of $65 million pursuant to this Section 7.1.

7.2                                                                               StarPoint Damages

If at any time after the execution of this Agreement:

(a)                                                     the board of directors of Acclaim has withdrawn or changed any of its recommendations or determinations referred to in Section 3.1(n) and 5.1(yy) in a manner adverse to StarPoint or shall have resolved to do so prior to the Effective Date;

(b)                                                    a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Acclaim Unitholders or to Acclaim and the Acclaim Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c)                                                     Acclaim accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d)                                                    Acclaim breaches any of its representations, warranties or covenants made in this Agreement which breach individually or in the aggregate would have a Material Adverse Effect on Acclaim or materially impede the completion of the Arrangement;

(each of the above being a “StarPoint Damages Event”), then in the event of the termination of this Agreement pursuant to Section 9.1, Acclaim shall pay to StarPoint $65 million as liquidated damages in immediately available funds to an account designated by StarPoint within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Acclaim shall be deemed to hold such fund in trust for StarPoint. Acclaim shall only be obligated to pay a maximum of $65 million pursuant to this Section 7.2.

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7.3                                                                               Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article 7 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that, subject to Article 9, the payment of the amount pursuant to this Article 7 is the sole monetary remedy of the Party receiving such payment. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreements or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 8
AMENDMENT

8.1                                                                               Amendment

This Agreement may at any time and from time to time before or after the holding of the StarPoint Meeting and the Acclaim Meeting be amended by written agreement of the Parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a)                                                     change the time for performance of any of the obligations or acts of the Parties;

(b)                                                    waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)                                                     waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)                                                    waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by an Acclaim Securityholder or a StarPoint Securityholder, as the case may be, without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 9
TERMINATION

9.1                                                                               Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)                                                     by mutual written consent of Acclaim and StarPoint;

(b)                                                    as provided in Sections 6.1, 6.2 and 6.3;

(c)                                                     by Acclaim upon the occurrence of an Acclaim Damages Event as provided in Section 7.1 provided that in the event of an Acclaim Damages Event provided for in Section 7.1(a), this Agreement may not be terminated by Acclaim unless StarPoint Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

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(d)                                                    by StarPoint upon the occurrence of a StarPoint Damages Event as provided in Section 7.2 provided that in the event of a StarPoint Damages Event provided for in Section 7.2(a), this Agreement may not be terminated by StarPoint unless the Acclaim Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(e)                                                     by Acclaim upon the occurrence of a StarPoint Damages Event and the payment by Acclaim to StarPoint of the amount required by Section 7.2; and

(f)                                                       by StarPoint upon the occurrence of a Acclaim Damages Event and the payment by StarPoint to Acclaim of the amount required by Section 7.1.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (f) of this Section 9.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set forth in Article 7 and each Part’s obligations in the Confidentiality Agreements which shall survive such termination.

ARTICLE 10
 NOTICES

10.1                                                                        Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a)	in the case of Acclaim or AEI, to:

Acclaim Energy Trust
c/o Acclaim Energy Inc.
1900, 255 – 5th Avenue SW
Calgary, AB T2P 3G6

	Attention:	J. Paul Charron, President and Chief Executive Officer
	Facsimile:	(403) 539-6330

:	with a copy to

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue SW
Calgary, AB T2P 3N9

	Attention:	Bill Maslechko
	Facsimile:	(403) 260-0377

(b)	in the case of StarPoint or SEL, to:

StarPoint Energy Trust
Suite 3900 Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, AB T2P 2V7

	Attention:	Paul Colborne, President and Chief Executive Officer
	Facsimile:	(403) 263-3388

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with a copy to:

Heenan Blaikie LLP
12th Floor, 425- 1st Street S.W.
Calgary, AB T2P 3L8
Attention:	James Pasieka
Facsimile:	(403) 234-7987

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 11
GENERAL

11.1                                                                        Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

11.2                                                                        Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.

11.3                                                                        Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the other Party as to the wording of such disclosure prior to its being made.

11.4                                                                        Costs

Except as contemplated herein (including Sections 7.1 and 7.2 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. Acclaim and StarPoint shall share equally any filing fees payable for applications made under the Competition Act in respect of the transactions contemplated by the Arrangement.

11.5                                                                        Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)                                                     the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)                                                    the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

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11.6                                                                        Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.7                                                                        Time of Essence

Time shall be of the essence of this Agreement.

11.8                                                                        Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably atom to the jurisdiction of the courts of the Province of Alberta.

11.9                                                                        Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

11.10                                                                 Third Party Beneficiaries.

The provisions of Sections 6.1(k) and 11.11 are (i) intended for the benefit of all present and former trustees, directors and officers of Acclaim and its Subsidiaries and StarPoint and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and AEI and SEL, respectively, shall hold the rights and benefits of Sections 6.1(k) and 11.11 in trust for and on behalf of the Third Party Beneficiaries and AEI and SEL hereby accept such trust and agree to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

11.11                                                                 Obligations

(a)           The Parties hereto acknowledge that, with respect to Acclaim being a party to this Agreement, AEI is entering into this Agreement solely in its capacity as agent on behalf of Acclaim and the obligations of Acclaim hereunder shall not be personally binding upon the Acclaim Trustee, AEI or any of the Acclaim Unitholders or any annuitant under a plan of which an Acclaim Unitholder is a trustee or carrier (an “annuitant”) and that any recourse against Acclaim, the Acclaim Trustee, AEI or any Acclaim Unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of Acclaim arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence, or tortuous behaviour or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Acclaim Trust Indenture.

(b)           The Parties hereto acknowledge that, with respect to StarPoint being a party to this Agreement, SEL is entering into this agreement solely on behalf of StarPoint and the obligations of StarPoint hereunder shall not be personally binding upon SEL or any of the StarPoint Unitholders and that any recourse against the StarPoint, the StarPoint Trustee, SEL or any StarPoint Unitholder in any manner in respect of any indebtedness, obligation or liability arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the StarPoint Trust Indenture.

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11.12                                                                 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ACCLAIM ENERGY TRUST, by its Administrator, Acclaim Energy Inc.			STARPOINT ENERGY TRUST, by its Administrator, StarPoint Energy Ltd.

Per:.		“J. Paul Charron”	Per:		“J. Paul Charron”
	Name:	J. Paul Charron		Name:	Paul Colborne
	Title:	President and		Title:	President and
		Chief Executive Officer			Chief Executive Officer

Per:		“Brian D. Evans”	Per:		“Brett Herman”
	Name:	Brian D. Evans		Name:	Brett Herman
	Title:	Vice President,		Title:	Vice President, Finance and
		General Counsel and Secretary			Chief Financial Officer

ACCLAIM ENERGY INC.			STARPOINT ENERGY LTD.

Per:		“J. Paul Charron”	Per:		“Paul Colborne”
	Name:	J. Paul Charron		Name:	Paul Colborne
	Title:	President and		Title:	President and
		Chief Executive Officer			Chief Executive Officer

Per:		“Brian D. Evans”	Per:		“Brett Herman”
	Name:	Brian D. Evans		Name:	Brett Herman
	Title:	Vice President,		Title:	Vice President, Finance and
		General Counsel and Secretary			Chief Financial Officer

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SCHEDULE A

Plan of Arrangement under Section 193

of the

Business Corporations Act (Alberta)

“

ARTICLE 1
INTERPRETATION

1.1                           In this Plan of Arrangement, the following terms have the following meanings:

(a)	“1107882” means 1107882 Alberta Ltd., a corporation incorporated under the ABCA, and the general partner of Acclaim LP;

(b)	“1107911” means 1107911 Alberta Ltd., a corporation incorporated under the ABCA, and the trustee of ACT Trust;

(c)	“1149708” means 1149708 Alberta Ltd., a corporation incorporated under the ABCA, and the trustee of SCT Trust;

(d)	“1167639” means 1167639 Alberta Ltd., a corporation incorporated under the ABCA, and a partner of StarPoint Resources;

(e)	“1198329” means 1198329 Alberta Ltd., a corporation incorporated under the ABCA;

(f)	“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(g)	“Acclaim” means Acclaim Energy Trust, a trust organized under the laws of the Province of Alberta;

(h)	“Acclaim Arrangement Parties” means Acclaim, AEI, ACT, ACT Subsidiary, Acclaim LP, 1107882, 1107911 and Acclaim Processing;

(i)

“Acclaim Assets” means all of the property, assets and undertaking of Acclaim of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, notes, royalties, net profit interests, or other interests in the capital of or granted by Acclaim’s direct Subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of Acclaim (other than $10.00);

(j)	“Acclaim Assumed Liabilities” means all of the liabilities and obligations of Acclaim, whether or not reflected on the books of Acclaim;

(k)	“Acclaim Exchangeable Shareholders” means the holders from time to time of Acclaim Exchangeable Shares;

(l)	“Acclaim Exchangeable Shares” means the exchangeable shares, Series 1 of AEI;

(m)	“Acclaim LP” means Acclaim Limited Partnership, a limited partnership organized under the laws of the Province of Alberta;

(n)	“Acclaim LP Agreement” means the limited partnership agreement dated June 25, 2004 between ACT and 1107882, as general partner;

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(o)	“Acclaim Meeting” means the special meeting of Acclaim Securityholders to be held to consider the Arrangement Resolution and related matters, and any adjournment thereof;

(p)

“Acclaim Odd Lot Holder” means an Acclaim Unitholder who holds less than 993 Acclaim Units or an Acclaim Exchangeable Shareholder who would hold less than 993 Acclaim Units if the Acclaim Exchangeable Shares held by such holder were exchanged for Acclaim Units in accordance with their terms;

(q)

“Acclaim Operating Entities” means AEI, ACT, 960347 Alberta Ltd., Acclaim Resource Partnership, Acclaim Energy Partnership, Acclaim Saskatchewan Trust, 101001276 Saskatchewan Ltd., Acclaim LP, 1107882, ACT, 1107911, Acclaim Processing and 1141702;

(r)	“Acclaim Processing” means Acclaim Processing Co. Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of Acclaim LP;

(s)	“Acclaim Securities” means, collectively, the Acclaim Units and the Acclaim Exchangeable Shares;

(t)	“Acclaim Securityholders” means, collectively, the Acclaim Unitholders and the Acclaim Exchangeable Shareholders;

(u)

“Acclaim TriStar Assets” means the assets of the Acclaim Operating Entities identified in the letter agreement dated September 19, 2005 between AEI and SEL and such additional or other assets of the Acclaim Operating Entities, if any, as Acclaim and StarPoint may mutually agree, to be transferred to TriStar pursuant to the Arrangement;

(v)	“Acclaim TriStar Conveyance” means the conveyance of the Acclaim TriStar Assets pursuant to the Acclaim TriStar Conveyance Agreement;

(w)

“Acclaim TriStar Conveyance Agreement” means the agreement or agreements to be entered into between the applicable Acclaim Operating Entities and TriStar, in form satisfactory to each of Acclaim and StarPoint, acting reasonably, effecting the sale of the Acclaim TriStar Assets, together with a cash payment, to TriStar for TriStar Common Shares;

(x)	“Acclaim Trust Indenture” means Acclaim’s trust indenture dated as of April 20, 2001, as amended, between AEI and Computershare Trust Company of Canada;

(y)	“Acclaim Unitholders” means the holders from time to time of Acclaim Units;

(z)	“Acclaim Units” means the trust units of Acclaim;

(aa)	“ACT” means Acclaim Commercial Trust, a trust created under the laws of the Province of Alberta and a direct and indirect subsidiary of Acclaim;

(bb)

“ACT Assets” means all of the property, assets and undertaking of ACT of whatsoever nature or kind, present and future, and wheresoever located, including the ACT Subsidiary Shares, the ACT Note and the ACT NPI (other than $10.00);

(cc)	“ACT Assumed Liabilities” means all of the liabilities and obligations of ACT, whether or not reflected on the books of ACT;

(dd)	“ACT Common Units” means the common trust units of ACT;

(ee)	“ACT Note” means the promissory note of the ACT Subsidiary in a principal amount equal to ACT’s undepreciated capital cost for purposes of the Tax Act of the ACT Other Assets;

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(ff)	“ACT NPI” means the 99% net profits interest granted to ACT pursuant to an agreement entered into between ACT and ACT Subsidiary;

(gg)	“ACT Other Assets” means the ACT Tangible Assets and other assets of ACT other than the ACT Resource Properties;

(hh)

“ACT Other Assets Conveyance” means the conveyance of the ACT Other Assets to the ACT Subsidiary in exchange for ACT Subsidiary Shares, assumption of the ACT Assumed Liabilities and the ACT Note pursuant to the ACT Other Assets Conveyance Agreement;

(ii)	“ACT Other Assets Conveyance Agreement” means the conveyance agreement between ACT and the ACT Subsidiary to be dated the Effective Date effecting the ACT Other Assets Conveyance;

(jj)	“ACT Preferred Units” means the preferred trust units of ACT;

(kk)	“ACT Resource Properties” means all of the oil and natural gas assets (excluding ACT Other Assets) of ACT;

(ll)

“ACT Resource Property Conveyance” means the conveyance of the ACT Resource Properties to the ACT Subsidiary in exchange for ACT Subsidiary Shares pursuant to the ACT Resource Property Conveyance Agreement and pursuant to which the ACT NPI shall be reserved by ACT;

(mm)	“ACT Resource Property Conveyance Agreement” means the conveyance agreement between ACT and the ACT Subsidiary to be dated the Effective Date effecting the ACT Resource Property Conveyance;

(nn)	“ACT Special Preferred Units” means the special preferred trust units of ACT;

(oo)	“ACT Subsidiary” means 1199519 Alberta Ltd., a corporation incorporated under the ABCA and a wholly owned subsidiary of ACT;

(pp)	“ACT Subsidiary Shares” means the common shares of ACT Subsidiary;

(qq)	“ACT Tangible Assets” means all of the tangible assets of ACT,

(rr)	“ACT Unitholders” means holders from time to time of ACT Special Preferred Units, ACT Preferred Units or ACT Common Units;

(ss)	“AEI” means Acclaim Energy Inc., a corporation amalgamated under the ABCA;

(tt)

“AmalgamationCo” means the corporation resulting from the amalgamation of AEI, SEL, 1198329, Acclaim Processing, ACT Subsidiary, 1107911, 1107882, SCT Subsidiary, APF Energy Inc. and 1149708 and StarPoint ExchangeCo pursuant to the Arrangement;

(uu)

“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(vv)	“Arrangement Agreement” means the agreement dated November 17 2005 among Acclaim, AEI, StarPoint and SEL with respect to the Arrangement and all amendments thereto;

(ww)	“Arrangement Resolution” means the applicable special resolution in respect of the Arrangement to be considered at the Acclaim Meeting and the StarPoint Meeting, as the case may be;

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(xx)

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(yy)	“Business Day” means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(zz)	“Canetic Special Unit” means a special trust unit of Canetic Trust;

(aaa)	“Canetic Trust” means Canetic Resources Trust, a mutual fund trust organized under the laws of the Province of Alberta;

(bbb)	“Canetic Unit” means a trust unit of Canetic Trust;

(ccc)	“Certificate” means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA;

(ddd)	“Court” means the Court of Queen’s Bench of Alberta;

(eee)	“Depositary” means Computershare Investor Services Inc or such other company as may be designated by Acclaim and StarPoint;

(fff)	“Designated Broker” means the broker designated by AEI and SEL to effect the resale of TriStar Common Shares and TriStar Arrangement Warrants;

(ggg)

“Dissenting Securityholders” means registered holders of Acclaim Securities and registered holders of StarPoint Securities who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(hhh)	“Effective Date” means the date the Arrangement is effective under the ABCA;

(iii)	“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date;

(jjj)

“Electing Odd Lot Securityholder” means a registered Acclaim Odd Lot Holder or a registered StarPoint Odd Lot Holder who has validly elected to receive delivery of the TriStar Common Shares and TriStar Arrangement Warrants issued to them pursuant to the Arrangement;

(kkk)

“Final Order” means the order of the Court approving this Arrangement pursuant to Subsection 193(9) of the ABCA in respect of Acclaim, AEI, StarPoint and SEL, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(lll)

Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(mmm)

“Letters of Transmittal” means the letters of transmittal accompanying the Information Circular sent to the Acclaim Securityholders and the StarPoint Securityholders pursuant to which such holders are required to deliver certificates representing Acclaim Securities and StarPoint Securities in order to receive the consideration payable to them pursuant to the Arrangement and pursuant to which registered Acclaim Odd Lot Holders and registered StarPoint Odd Lot Holders are required to elect to receive elected to receive delivery of the TriStar Common Shares and TriStar Arrangement Warrants issued to them pursuant to the Arrangement;

(nnn)	“MFCorp” means 1198330 Alberta Ltd., a corporation incorporated under the ABCA;

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(ooo)

“MFCorp Assets” means all of the property, assets and undertaking of MFCorp of whatsoever nature or kind, present and future, and wheresoever located, including the Canetic Special Units, Acclaim Exchangeable Shares and StarPoint Exchangeable Shares (other than $10.00);

(ppp)	“MFCorp Assumed Liabilities” means all of the liabilities and obligations of MFCorp, whether or not reflected on the books of MFCorp;

(qqq)	“MFCorp Shares” means common shares of MFCorp;

(rrr)	“MFCorp Special Shares” means special shares of MFCorp;

(sss)	“Non-Resident” means: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

(ttt)	“Registrar” means the Registrar appointed under Section 263 of the ABCA;

(uuu)	“Resident” means a person who is not a Non-Resident;

(vvv)

“Sale Proceeds” means the proceeds received by the Designated Broker from the resale of TriStar Common Shares or TriStar Arrangement Warrants issuable to an Acclaim Odd Lot Holder or StarPoint Odd Lot Holder, based on the average price obtained by the Designated Broker for all of the TriStar Common Shares and TriStar Arrangement Warrants that were transferred to the Designated Broker for sale at the same time as the holder’s;

(www)	“SCT” means the StarPoint Commercial Trust, a trust created under the laws of the Province of Alberta and a wholly-owned Subsidiary of StarPoint;

(xxx)

“SCT Assets” means all of the property, assets and undertaking of SCT of whatsoever nature or kind, present and future, and wheresoever located, including the SCT Subsidiary Shares, the SCT Note and the SCT NPI (other than $10.00);

(yyy)	“SCT Assumed Liabilities” means all of the liabilities and obligations of SCT, whether or not reflected on the books of SCT;

(zzz)	“SCT Note” means the promissory note of the SCT Subsidiary in a principal amount equal to the elected amount pursuant to the SCT Other Assets Conveyance less the SCT Assumed Liabilities;

(aaaa)	“SCT NPI” means the 99% net profits interest granted to SCT pursuant to an agreement entered into between SCT and SCT Subsidiary;

(bbbb)

“SCT Other Assets” means all of the assets of SCT other than the SCT Resource Properties including, without limitation, SCT’s interest in StarPoint Resources and all of the issued and outstanding shares of 1167639 held by SCT;

(cccc)

“SCT Other Assets Conveyance” means the conveyance of the SCT Other Assets to the SCT Subsidiary in exchange for SCT Subsidiary Shares, SCT Assumed Liabilities and the SCT Note pursuant to the SCT Other Assets Conveyance Agreement;

(dddd)	“SCT Preferred Units” means the preferred trust units of SCT;

(eeee)	“SCT Resource Properties” means all of the oil and natural gas assets of SCT (excluding SCT Tangible Assets);

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(ffff)

“SCT Resource Property Conveyance” means the conveyance of the SCT Resource Properties, to the SCT Subsidiary in exchange for SCT Subsidiary Shares pursuant to the SCT Resource Property Conveyance Agreement and pursuant to which the SCT NPI shall be reserved by SCT;

(gggg)	“SCT Resource Property Conveyance Agreement” means the conveyance agreement between SCT and the SCT Subsidiary to be dated the Effective Date effecting the SCT Resource Property Conveyance;

(hhhh)	“SCT Subsidiary” means 1199523 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of SCT;

(iiii)	“SCT Subsidiary Shares” means the common shares of SCT Subsidiary;

(jjjj)	“SCT Tangible Assets” means all of the tangible assets of SCT;

(kkkk)	“SCT Trust Unit” means the outstanding trust units of SCT;

(llll)	“SCT Unitholders” means holders from time to time of SCT Preferred Units and SCT Trust Units;

(mmmm)	“Securities” means the Acclaim Securities and/or StarPoint Securities, as the case may be;

(nnnn)	“Securityholders” means the holders from time to time of Acclaim Securities and/or StarPoint Securities, as the case may be;

(oooo)	“SEL” means StarPoint Energy Ltd., a corporation amalgamated under the ABCA;

(pppp)	“StarPoint” means StarPoint Energy Trust, a trust organized under the laws of the Province of Alberta;

(qqqq)	“StarPoint Arrangement Parties” means StarPoint, SEL, SCT, SCT Subsidiary, 1167639, StarPoint Resources and StarPoint ExchangeCo;

(rrrr)

“StarPoint Assets” means all of the property, assets and undertaking of StarPoint of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, notes, royalties or other interests in the capital of or granted by StarPoint’s direct Subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of StarPoint (other than $10.00);

(ssss)	“StarPoint Assumed Liabilities” means all of the liabilities and obligations of StarPoint, whether or not reflected on the books of StarPoint;

(tttt)	“StarPoint ExchangeCo” means StarPoint ExchangeCo Ltd., a corporation incorporated under the ABCA;

(uuuu)	“StarPoint Exchangeable Shareholders” means the holders from time to time of StarPoint Exchangeable Shares;

(vvvv)	“StarPoint Exchangeable Shares” means series A exchangeable shares in the capital of SEL;

(wwww)	“StarPoint Meeting” means the special meeting of StarPoint Securityholders to be held to consider the Arrangement Resolution and related matters, and any adjournment thereof;

(xxxx)

“StarPoint Odd Lot Holder” means a StarPoint Unitholder who holds less than 827 StarPoint Units or an StarPoint Exchangeable Shareholder who would hold less than 827 StarPoint Units if the StarPoint Exchangeable Shares held by such holder were exchanged for StarPoint Units in accordance with their terms;

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(yyyy)

“StarPoint Operating Entities” means StarPoint, SEL, SCT, StarPoint ExchangeCo, 1149708 Alberta Ltd., Trend Energy Ltd., StarPoint Energy Partnership, APF Energy Inc., APF Acquisition Trust, APF Energy Limited Partnership, StarPoint Resources, StarPoint Prairie Partnership, StarPoint Prairie Corp., 1167639 Alberta Ltd., 990009 Alberta Inc., Tika Energy Inc. and Upton Resources Inc.;

(zzzz)	“StarPoint Resources” means StarPoint Resources, a partnership organized under the laws of the Province of Alberta;

(aaaaa)	“StarPoint Securities” means, collectively, the StarPoint Units and the StarPoint Exchangeable Shares;

(bbbbb)	“StarPoint Securityholders” means, collectively, the StarPoint Unitholders and the StarPoint Exchangeable Shareholders;

(ccccc)

“StarPoint TriStar Assets” means the assets of the StarPoint Operating Entities identified in the letter agreement dated September 19, 2005 between AEI and SEL and such additional or other assets of the StarPoint Operating Entities, if any, as Acclaim and StarPoint may mutually agree, to be transferred to TriStar pursuant to the Arrangement;

(ddddd)	“StarPoint TriStar Conveyance” means the conveyance of the StarPoint TriStar Assets to TriStar pursuant to the StarPoint TriStar Conveyance Agreement;

(eeeee)

“StarPoint TriStar Conveyance Agreement” means the agreement or agreements to be entered into between the applicable StarPoint Operating Entities and TriStar, in form satisfactory to each of Acclaim and StarPoint, acting reasonably, effecting the sale of the StarPoint TriStar Assets to TriStar for TriStar Common Shares and cash;

(fffff)	“StarPoint Trust Indenture” means StarPoint’s trust indenture dated as of December 6, 2004 between SEL and Olympia Trust Company;

(ggggg)	“StarPoint Unitholders” means the holders from time to time of StarPoint Units;

(hhhhh)	“StarPoint Units” means the trust units of StarPoint;

(iiiii)

“Subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

(jjjjj)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

(kkkkk)	“TriStar” means TriStar Oil & Gas Ltd., a corporation incorporated under the ABCA;

(lllll)

“TriStar Arrangement Warrants” means the share purchase warrants to be issued to former Acclaim Securityholders and former StarPoint Securityholders pursuant to the Arrangement, each of which will entitle the holder to acquire one (1) TriStar Common Share at an exercise price of $2.75 per whole TriStar Common Share until 4:30 p.m. (Calgary time) on the date that is 30 days following the Effective Date;

(mmmmm)	“TriStar Common Shares” means the common shares in the capital of TriStar;

(nnnnn)	“TriStar FinCo” means TriStar Finance Ltd., a corporation incorporated under the ABCA;

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(ooooo)	“TriStar FinCo Common Shares” means the common shares in the capital of TriStar FinCo issued pursuant to the TriStar Private Placement;

(ppppp)	“TriStar FinCo Performance Shares” means the performance shares in the capital of TriStar FinCo issued pursuant to the TriStar Private Placement;

(qqqqq)	“TriStar Performance Shares” means the performance shares in the capital of TriStar; and

(rrrrr)

“TriStar Private Placement” means the proposed private placement to be completed by TriStar FinCo prior to the completion of the Arrangement of 2,727,273 TriStar FinCo Common Shares at an issue price of $2.75 per share and up to 2,309,657 TriStar FinCo Performance Shares at a price of $0.01 per share (which will be exchanged for TriStar Common Shares and TriStar Performance Shares pursuant to the Arrangement).

1.2                           The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3                           Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4                           Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5                           In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6                           References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1                           This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2                           This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) Acclaim Securityholders; (ii) StarPoint Securityholders; (iii) the Acclaim Arrangement Parties; (iv) the StarPoint Arrangement Parties; (v) MFCorp; (vi) Canetic Trust; (vii) 1198329 (viii) TriStar; and (ix) TriStar FinCo.

2.3                           The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety.  The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.  If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

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ARTICLE 3
ARRANGEMENT

3.1                           Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

Amendments to the Trust Indentures and Other Constating Documents

(a)           the Acclaim Trust Indenture and other constating documents of the Acclaim Arrangement Parties shall be amended to the extent necessary to facilitate the Arrangement;

(b)           the StarPoint Trust Indenture and other constating documents of the StarPoint Arrangement Parties shall be amended to the extent necessary to facilitate the Arrangement;

Dissenting Securityholders

(c)           the Acclaim Units held by Dissenting Securityholders shall be deemed to have been transferred to Acclaim (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Acclaim Unitholders other than the right to be paid the fair value of their Acclaim Units accordance with Article 4;

(d)           the Acclaim Exchangeable Shares held by Dissenting Securityholders shall be deemed to have been transferred to AEI (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Acclaim Exchangeable Shareholders other than the right to be paid the fair value of their Acclaim Exchangeable Shares accordance with Article 4;

(e)           the StarPoint Units held by Dissenting Securityholders shall be deemed to have been transferred to StarPoint (free of any claims) and such Dissenting Securityholders shall cease to have any rights as StarPoint Unitholders other than the right to be paid the fair value of their StarPoint Units accordance with Article 4;

(f)            the StarPoint Exchangeable Shares held by Dissenting Securityholders shall be deemed to have been transferred to SEL (free of any claims) and such Dissenting Securityholders shall cease to have any rights as StarPoint Exchangeable Shareholders other than the right to be paid the fair value of their StarPoint Exchangeable Shares accordance with Article 4;

Acclaim Commercial Trust Transactions

(g)           Acclaim LP shall be liquidated in accordance with the terms of the Acclaim LP Agreement and pursuant to such liquidation all of the assets and liabilities of Acclaim LP, including the shares of Acclaim Processing, shall be transferred to ACT and 1107882;

(h)           Acclaim shall subscribe for that number of ACT Special Preferred Units necessary for Acclaim to satisfy its obligations under Subsection 3.1(k) for aggregate subscription proceeds of $1 million;

(i)            the ACT Resource Property Conveyance shall become effective and the ACT Resource Properties shall be transferred to the ACT Subsidiary and the ACT Subsidiary shall issue ACT Subsidiary Shares and the ACT NPI to ACT in satisfaction of the purchase price for the ACT Resource Properties;

(j)            the ACT Other Assets Conveyance shall become effective and the ACT Other Assets shall be transferred to the ACT Subsidiary and the ACT Subsidiary shall issue ACT Subsidiary Shares and the ACT Note to ACT and assume the ACT Assumed Liabilities in satisfaction of the purchase price for the ACT Other Assets;

(k)           Acclaim shall distribute all of the ACT Special Preferred Units to Acclaim Unitholders on the basis of one (1) ACT Special Preferred Unit for each one (1) Acclaim Unit held;

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(l)            ACT shall sell, transfer, convey, assign and deliver to Acclaim and Acclaim shall purchase and accept from ACT, all of the ACT Assets and Acclaim shall issue to ACT, Acclaim Units with a fair market value equal to the fair market value of the ACT Assets;

(m)          Acclaim shall subscribe for one (1) ACT Common Unit for $10.00;

(n)           ACT shall redeem all of the issued and outstanding ACT Special Preferred Units, ACT Preferred Units and ACT Common Units (other than the one (1) ACT Common Unit subscribed for by Acclaim pursuant to Subsection 3.1(m)) in exchange for Acclaim Units and ACT shall distribute the Acclaim Units to the ACT Unitholders on a pro rata basis based on the fair market value of the ACT Special Preferred Units, ACT Preferred Units and ACT Common Units surrendered;

(o)           (i) all of the Acclaim Units received by AEI pursuant to subsection 3.1(n) shall be cancelled in consideration for the reduction of outstanding debt owing from AEI to Acclaim; and (ii) all of the Acclaim Units received by Acclaim pursuant to subsection 3.1(n) shall be cancelled;

(p)           immediately after the pro rata distribution of Acclaim Units to all ACT Unitholders pursuant to Subsection 3.1(n), the number of outstanding Acclaim Units will be consolidated such that each Acclaim Unitholder will hold after the consolidation the same number of Acclaim Units as the Acclaim Unitholder held before the distribution of additional Acclaim Units.  In such case, each Acclaim Unit certificate representing a number of Acclaim Units prior to the distribution of additional Acclaim Units is deemed to represent the same number of Acclaim Units after the distribution of additional Acclaim Units and the consolidation;

StarPoint Commercial Trust Transactions

(q)           StarPoint shall subscribe for that number of SCT Preferred Units of SCT necessary for StarPoint to satisfy its obligations under Subsection 3.1(t) for aggregate subscription proceeds of $1 million;

(r)            the SCT Resource Property Conveyance shall become effective and the SCT Resource Properties shall be transferred to the SCT Subsidiary and the SCT Subsidiary shall issue SCT Subsidiary Shares to SCT and the SCT NPI in satisfaction of the purchase price for the SCT Resource Properties;

(s)           the SCT Other Assets Conveyance shall become effective and the SCT Other Assets shall be transferred to the SCT Subsidiary and the SCT Subsidiary shall issue SCT Subsidiary Shares and the SCT Note to SCT and assume the SCT Assumed Liabilities in satisfaction of the purchase price for the SCT Other Assets;

(t)            StarPoint shall distribute all of the SCT Preferred Units to StarPoint Unitholders on the basis of one (1) SCT Preferred Unit for each one (1) StarPoint Unit held;

(u)           SCT shall sell, transfer, convey, assign and deliver to StarPoint and StarPoint shall purchase and accept from SCT, all of the SCT Assets and StarPoint shall issue to SCT, StarPoint Units with a fair market value equal to the fair market value of the SCT Assets;

(v)           StarPoint shall subscribe for one (1) SCT Trust Unit for $10.00;

(w)          SCT shall redeem all of the issued and outstanding SCT Preferred Units and SCT Trust Units (other than the one (1) SCT Trust Unit subscribed for by StarPoint pursuant to Subsection 3.1(v)) in exchange for StarPoint Units and SCT shall distribute the StarPoint Units to the SCT Unitholders on a pro rata basis based on the fair market value of the SCT Preferred Units and the SCT Trust Units surrendered;

(x)            all of the StarPoint Units received by StarPoint pursuant to subsection 3.1(w) shall be cancelled;

(y)           immediately after the pro rata distribution of StarPoint Units to all SCT Unitholders pursuant to Subsection 3.1(w), the number of outstanding StarPoint Units will be consolidated such that each StarPoint Unitholder

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will hold after the consolidation the same number of StarPoint Units as the StarPoint Unitholder held before the distribution of additional StarPoint Units.  In such case, each StarPoint Unit certificate representing a number of StarPoint Units prior to the distribution of additional StarPoint Units is deemed to represent the same number of StarPoint Units after the distribution of additional StarPoint Units and the consolidation;

StarPoint TriStar Common Share Transactions

(z)            the StarPoint TriStar Conveyance shall become effective and TriStar shall deliver to SEL (through the applicable StarPoint Operating Entities) that number of TriStar Common Shares necessary for StarPoint and SEL to satisfy their obligations to deliver TriStar Common Shares to each holder of StarPoint Securities pursuant to Subsections 3.1(aa) and 3.1(bb) and SEL shall transfer that number of TriStar Common Shares to StarPoint necessary for StarPoint to satisfy its obligation to deliver TriStar Common Shares to each holder of StarPoint Units pursuant to Subsection 3.1(bb) in consideration for reduction of SEL’s indebtedness to StarPoint in an amount equal to the fair market value of the TriStar Common Shares transferred by SEL to StarPoint;

(aa)         SEL shall distribute TriStar Common Shares to each StarPoint Exchangeable Shareholder on the basis of 0.1000 of a TriStar Common Share for each StarPoint Unit that would be issuable if the StarPoint Exchangeable Shares held by such holder were exchanged into StarPoint Units in accordance with their terms immediately prior to the Effective Time, and in the case of StarPoint Exchangeable Shareholders who are StarPoint Odd Lot Holders and not Electing Odd Lot Securityholders, StarPoint shall deliver the TriStar Common Shares otherwise required to be delivered to such StarPoint Exchangeable Shareholders pursuant to this Subsection 3.1(aa) to the Designated Broker for resale and the Sale Proceeds of such TriStar Common Shares shall be provided to the Depositary for delivery to such StarPoint Exchangeable Shareholders;

(bb)         StarPoint shall distribute TriStar Common Shares to StarPoint Unitholders on the basis of 0.1000 of a TriStar Common Share for each StarPoint Unit held, provided that:

(i)            if the StarPoint Unitholders are Residents who are also StarPoint Odd Lot Holders and not Electing Odd Lot Securityholders, StarPoint shall deliver the TriStar Common Shares otherwise required to be delivered to such StarPoint Unitholders to the Designated Broker for resale and the Sale Proceeds of such TriStar Common Shares shall be provided to the Depositary for delivery to such StarPoint Unitholders;

(ii)           if the StarPoint Unitholders are Non-Residents:

(A)          if such Non-Residents are also not StarPoint Odd Lot Holders or are also Electing Odd Lot Securityholders, StarPoint shall deliver 17/20ths of the TriStar Common Shares required to be delivered to such Non-Residents pursuant to Subsection 3.1(bb) and the balance of the TriStar Common Shares shall be delivered to the Designated Broker for resale and the Sale Proceeds of such TriStar Common Shares shall be paid to StarPoint and remitted by StarPoint to the Canada Revenue Agency on behalf of each StarPoint Unitholder who is a Non-Resident under Part XIII or Part XIII.2 of the Tax Act; and

(B)           if such Non-Residents are also StarPoint Odd Lot Holders and not Electing Odd Lot Securityholders, StarPoint shall deliver all of the TriStar Common Shares otherwise required to be delivered to such Non-Residents to the Designated Broker for resale and approximately 17/20ths of the Sale Proceeds of such TriStar Common Shares shall be paid to the Depositary for delivery to such Non-Residents (after costs and appropriate withholding taxes) and the balance shall be paid to StarPoint and remitted by StarPoint to the Canada Revenue Agency on behalf of each StarPoint Unitholder who is a Non-Resident under Part XIII or Part XIII.2 of the Tax Act;

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Acclaim TriStar Common Share Transactions

(cc)         the Acclaim TriStar Conveyance shall become effective and TriStar shall deliver to AEI (through the applicable Acclaim Operating Entities) that number of TriStar Common Shares necessary for Acclaim and AEI to satisfy their obligations to deliver TriStar Common Shares to each holder of Acclaim Securities pursuant to Subsections 3.1(dd) and 3.1(ee) and AEI shall transfer that number of TriStar Common Shares to Acclaim necessary for Acclaim to satisfy its obligation to deliver TriStar Common Shares to each holder of Acclaim Units pursuant to Subsection 3.1(ee) in consideration for reduction of AEI’s indebtedness to Acclaim in an amount equal to the fair market value of the TriStar Common Shares transferred by AEI to Acclaim;

(dd)         AEI shall distribute TriStar Common Shares to each Acclaim Exchangeable Shareholder on the basis of 0.0833 of an TriStar Common Share for each Acclaim Unit that would be issuable if the Acclaim Exchangeable Shares held by such holder were exchanged into Acclaim Units in accordance with their terms immediately prior to the Effective Time, and in the case of Acclaim Exchangeable Shareholders who are Acclaim Odd Lot Holders and not Electing Odd Lot Securityholders, Acclaim shall deliver the TriStar Common Shares otherwise required to be delivered to such Acclaim Exchangeable Shareholders pursuant to this Subsection 3.1(dd) to the Designated Broker for resale and the Sale Proceeds of such TriStar Common Shares shall be provided to the Depositary for delivery to such Acclaim Exchangeable Shareholders;

(ee)         Acclaim shall distribute TriStar Common Shares to Acclaim Unitholders on the basis of 0.0833 of a TriStar Common Share for each Acclaim Unit held, provided that:

(i)            if the Acclaim Unitholders are Residents who are also Acclaim Odd Lot Holders and not Electing Odd Lot Securityholders, Acclaim shall deliver the TriStar Common Shares otherwise required to be delivered to such Acclaim Unitholders to the Designated Broker for resale and the Sale Proceeds of such TriStar Common Shares shall be provided to the Depositary for delivery to such Acclaim Unitholders;

(ii)           if the Acclaim Unitholders are Non-Residents:

(A)          if such Non-Residents are also not Acclaim Odd Lot Holders or are also Electing Odd Lot Securityholders, Acclaim shall deliver 17/20ths of the TriStar Common Shares required to be delivered to such Non-Residents pursuant to Subsection 3.1(ee) and the balance of the TriStar Common Shares shall be delivered to the Designated Broker for resale and the Sale Proceeds of such TriStar Common Shares shall be paid to Acclaim and remitted by Acclaim to the Canada Revenue Agency on behalf of each Acclaim Unitholder who is a Non-Resident under Part XIII or Part XIII.2 of the Tax Act; and

(B)           if such Non-Residents are also Acclaim Odd Lot Holders and not Electing Odd Lot Securityholders, Acclaim shall deliver all of the TriStar Common Shares otherwise required to be delivered to such Non-Residents to the Designated Broker for resale and approximately 17/20ths of the Sale Proceeds of such TriStar Common Shares shall be paid to the Depositary for delivery to such Non-Residents (after costs and appropriate withholding taxes) and the balance shall be paid to Acclaim and remitted by Acclaim to the Canada Revenue Agency on behalf of each Acclaim Unitholder who is a Non-Resident under Part XIII or Part XIII.2 of the Tax Act;

TriStar Distribution of TriStar Arrangement Warrants

(ff)           TriStar shall issue TriStar Arrangement Warrants in respect of the TriStar Common Shares held on the basis of 0.210 TriStar Arrangement Warrant for each TriStar Common Share held, and in the case of former StarPoint Unitholders and Acclaim Unitholders who are StarPoint or Acclaim Odd Lot Holders, Tristar shall deliver the TriStar Arrangement Warrants otherwise required to be delivered to such former

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StarPoint Unitholders or Acclaim Unitholders pursuant to this Subsection 3.1(ff) to the Designated Broker for resale and the Sale Proceeds shall be paid to the Depositary for delivery to such former StarPoint or Acclaim Unitholders;

MFCorp Acquisition of Acclaim Securities

(gg)         each Acclaim Unitholder shall transfer ninety-nine (99%) percent of their Acclaim Units to MFCorp in exchange for MFCorp Special Shares on the basis of 0.8333 of a MFCorp Special Share for each Acclaim Unit transferred;

(hh)         each Acclaim Exchangeable Shareholder shall transfer one hundred (100%) percent of their Acclaim Exchangeable Shares to MFCorp in exchange for MFCorp Special Shares on the basis of 0.8333 of a MFCorp Special Share for each Acclaim Unit that would be issuable if the Acclaim Exchangeable Shares transferred were exchanged into Acclaim Units in accordance with their terms immediately prior to the Effective Time;

MFCorp Acquisition of StarPoint Securities

(ii)           each StarPoint Unitholder shall transfer ninety-nine (99%) percent of their StarPoint Units to MFCorp in exchange for MFCorp Special Shares on the basis of 1.000 MFCorp Special Share for each StarPoint Unit transferred;

(jj)           each StarPoint Exchangeable Shareholder shall transfer one hundred (100%) percent of their StarPoint Exchangeable Shares to MFCorp in exchange for MFCorp Special Shares on the basis of 1.0000 MFCorp Special Share for each StarPoint Unit that would be issuable if the StarPoint Exchangeable Shares transferred were exchanged into StarPoint Units in accordance with their terms immediately prior to the Effective Time;

Canetic Trust Purchase of Acclaim Assets

(kk)         Acclaim shall sell, transfer, convey, assign and deliver to Canetic Trust and Canetic Trust shall purchase and accept from Acclaim, all of the Acclaim Assets and Canetic Trust shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Acclaim Assumed Liabilities in accordance with their terms, and (ii) issue to Acclaim an aggregate number of Canetic Special Units and Canetic Units equal in number to the number of Acclaim Units outstanding multiplied by 0.8333 with the allocation between Canetic Special Units and Canetic Units being such that Acclaim can meet its distribution obligations under Subsection 3.1(nn);

(ll)           Canetic Trust shall subscribe for one (1) Acclaim Unit for $10.00;

(mm)       Acclaim shall redeem all of the issued and outstanding Acclaim Units (other than the one (1) Acclaim Unit held by Canetic Trust) in exchange for all of the Canetic Special Units and Canetic Units held by Acclaim;

(nn)         the Canetic Special Units shall be distributed by Acclaim to MFCorp on the basis of 0.8333 Canetic Special Unit for each Acclaim Unit held and the Canetic Units shall be distributed to the remaining Acclaim Unitholders on the basis of 0.8333 Canetic Unit for each Acclaim Unit held;

Canetic Trust Purchase of StarPoint Assets

(oo)         StarPoint shall sell, transfer, convey, assign and deliver to Canetic Trust and Canetic Trust shall purchase and accept from StarPoint, all of the StarPoint Assets and Canetic Trust shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the StarPoint Assumed Liabilities in accordance with their terms, and (ii) issue to StarPoint an aggregate number of Canetic Special Units and Canetic Units equal in number to the number of StarPoint Units outstanding with the allocation between Canetic Special

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Units and Canetic Units being such that StarPoint can meet its distribution obligation under Subsection 3.1(rr);

(pp)         Canetic Trust shall subscribe for one (1) StarPoint Unit for $10.00;

(qq)         StarPoint shall redeem all of the issued and outstanding StarPoint Units (other than the one (1) StarPoint Unit held by Canetic Trust) in exchange for all of the Canetic Special Units and Canetic Units held by StarPoint;

(rr)           the Canetic Special Units shall be distributed by StarPoint to MFCorp on the basis of 1.0000 Canetic Special Unit for each StarPoint Unit held and the Canetic Units shall be distributed to the remaining StarPoint Unitholders on the basis of 1.0000 Canetic Unit for each StarPoint Unit held;

Canetic Trust Purchase of MFCorp Assets

(ss)         MFCorp shall sell, transfer, convey, assign and deliver to Canetic Trust and Canetic Trust shall purchase and accept from MFCorp, all of the MFCorp Assets and Canetic Trust shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the MFCorp Assumed Liabilities in accordance with their terms, and (ii) issue to MFCorp an aggregate number of Canetic Units equal in number to the number of MFCorp Special Shares and MFCorp Shares outstanding;

(tt)           Canetic Trust shall subscribe for one (1) MFCorp Share for $10.00;

(uu)         MFCorp shall redeem all of the issued and outstanding the MFCorp Special Shares and MFCorp Shares (other than the one (1) MFCorp Share held by Canetic Trust) in exchange for Canetic Units, which shall be distributed to the holders of MFCorp Special Shares and the holder of MFCorp Shares (other than Canetic Trust) on the basis of 1.0000 Canetic Unit for each MFCorp Special Share and 1.0000 Canetic Unit for each MFCorp Share held;

Canetic Trust Reorganization Matters

(vv)         AEI, SEL, 1198329, Acclaim Processing, ACT Subsidiary, 1107911, 1107882, SCT Subsidiary, APF Energy Inc., 1149708 and StarPoint ExchangeCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i)            the stated capital of the common shares of 1198329 shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(ii)           the articles of AmalgamationCo shall be the same as the articles of 1198329 and the name of AmalgamationCo shall be “Canetic Energy Inc.”;

(iii)          the shares of AEI, SEL, 1198329, Acclaim Processing, ACT Subsidiary, 1107911, 1107882, SCT Subsidiary, APF Energy Inc., 1149708 and StarPoint ExchangeCo shall be cancelled and One Hundred (100) common shares of AmalgamationCo shall be issued to Canetic Trust;

(iv)          the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v)           AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)          any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

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(vii)         any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii)        a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix)           the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x)            the by-laws of AmalgamationCo shall be the by-laws of AEI;

(xi)           the first directors of AmalgamationCo shall be the directors of AEI and Paul Colborne;

(xii)          the first officers of AmalgamationCo shall be the officers of AEI; and

(xiii)         the registered office of AmalgamationCo shall be the registered office of AEI;

Acquisition of TriStar FinCo and Other TriStar Matters

(ww)       each TriStar FinCo Common Share and each TriStar FinCo Performance Share shall be transferred to TriStar in exchange for TriStar Common Shares and TriStar Performance Shares on the basis of 1.0000 TriStar Common Share for each TriStar FinCo Common Share and 1.0000 TriStar Performance Share for each TriStar FinCo Performance Share; and

(xx)          the stated capital account of the TriStar Common Shares shall be reduced, without payment, by the amount of the deficit, if any, as shown on the balance sheet of TriStar as at the Effective Date.

3.2                           With respect to each holder of Acclaim Securities, each holder of StarPoint Securities, each holder of shares of Acclaim Processing, ACT Common Units, each holder of ACT Preferred Units, each holder of ACT Special Preferred Units, each holder of Canetic Special Units, each holder of Canetic Units, each holder of TriStar Common Shares, each holder of TriStar Performance Shares, each holder of TriStar Arrangement Warrants, each holder of TriStar FinCo Common Shares, each holder of TriStar FinCo Performance Shares, each holder of MFCorp Shares, each holder of MFCorp Special Shares, each holder of SCT Preferred Units and each holder of SCT Trust Units at the Effective Time (other than Dissenting Securityholders):

(a)           upon the liquidation of Acclaim LP pursuant to Subsection 3.1(g):

(i)            Acclaim LP shall cease to be a holder of the shares of Acclaim Processing and the name of such holder shall be removed from the register of holders of shares of Acclaim Processing; and

(ii)           ACT and 1107882 shall become the holders of the common shares of Acclaim Processing and shall be added to the register of holders of the shares of Acclaim Processing;

(b)           upon the subscription for ACT Special Preferred Units of ACT by Acclaim pursuant to Subsection 3.1(h), Acclaim shall become the registered holder of the ACT Special Preferred Units subscribed for and Acclaim shall be added to the register of holders of ACT Special Preferred Units of ACT;

(c)           upon the issuance of the ACT Subsidiary Shares pursuant to Subsections 3.1(i) and 3.1(j), ACT shall become the registered holder of the ACT Subsidiary Shares so issued and ACT shall be added to the register of holder of common shares of ACT Subsidiary;

(d)           upon the distribution of the ACT Special Preferred Units by Acclaim to Acclaim Unitholders pursuant to Subsection 3.1(k):

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(i)            Acclaim shall cease to be a holder of the ACT Special Preferred Units so distributed and shall be removed from the register of holders of ACT Special Preferred Units as it relates to the ACT Special Preferred Units so distributed; and

(ii)           each registered holder of Acclaim Units shall become a registered holder of the ACT Special Preferred Units so distributed and shall be added to the register of holders of ACT Special Preferred Units;

(e)           upon the issuance of the Acclaim Units to ACT pursuant to Subsection 3.1(l), ACT shall become the registered holder of the Acclaim Units so issued and ACT shall be added to the register of holders of Acclaim Units;

(f)            upon the issuance of the one (1) ACT Common Unit to Acclaim pursuant to Subsection 3.1(m), Acclaim shall become the registered holder of the one (1) ACT Common Unit issued and Acclaim shall be added to the register of holders of ACT Common Units;

(g)           upon the redemption of the ACT Special Preferred Units, ACT Preferred Units and ACT Common Units (other than the one (1) ACT Common Unit subscribed for by Acclaim pursuant to Subsection 3.1(m)) in exchange for Acclaim Units pursuant to Subsection 3.1(n) and the distribution by ACT of the Acclaim Units to the ACT Unitholders on a pro rata basis:

(i)            Acclaim, AEI and registered holders of Acclaim Units shall cease to be a holder of the ACT Special Preferred Units, ACT Preferred Units and ACT Common Units so redeemed and shall be removed from the register of holders of ACT Special Preferred Units, ACT Preferred Units and ACT Common Units as it relates to the ACT Special Preferred Units, ACT Preferred Units and ACT Common Units so redeemed; and

(ii)           Acclaim, AEI and registered holders of Acclaim Units shall become registered holders of the Acclaim Units distributed and shall be added to the register of holders of Acclaim Units;

(h)           upon the cancellation pursuant to subsection 3.1(o) of all of the Acclaim Units received by AEI pursuant to subsection 3.1(n), and all of the Acclaim Units received by Acclaim pursuant to subsection 3.1(n), Acclaim and AEI shall cease to be a holder of the Acclaim Units so cancelled and shall be removed from the register of holders of Acclaim Units as it relates to the Acclaim Units so cancelled;

(i)            upon the subscription for SCT Preferred Units of SCT by StarPoint pursuant to Subsection 3.1(q), StarPoint shall become the registered holder of the SCT Preferred Units subscribed for and StarPoint shall be added to the register of holders of SCT Preferred Units of SCT;

(j)            upon the issuance of the SCT Subsidiary Shares pursuant to Subsection 3.1(r) and 3.1(s), SCT shall become the registered holder of the SCT Subsidiary Shares so issued and SCT shall be added to the register of holder of common shares of SCT Subsidiary;

(k)           upon the distribution of the SCT Preferred Units by StarPoint to StarPoint Unitholders pursuant to Subsection 3.1(t):

(i)            StarPoint shall cease to be a holder of the SCT Preferred Units so distributed and shall be removed from the register of holders of SCT Preferred Units as it relates to the SCT Preferred Units so distributed; and

(ii)           each registered holder of StarPoint Units shall become a registered holder of the SCT Preferred Units so distributed and shall be added to the register of holders of SCT Preferred Units;

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(l)            upon the issuance of the StarPoint Units to SCT pursuant to Subsection 3.1(u), SCT shall become the registered holder of the StarPoint Units so issued and SCT shall be added to the register of holders of StarPoint Units;

(m)          upon the issuance of the one (1) SCT Trust Unit to StarPoint pursuant to Subsection 3.1(v), StarPoint shall become the registered holder of the one (1) SCT Trust Unit issued and StarPoint shall be added to the register of holders of SCT Trust Units;

(n)           upon the redemption of the SCT Preferred Units and SCT Trust Units (other than the one (1) SCT Trust Unit subscribed for by StarPoint pursuant to Subsection 3.1(v)) in exchange for StarPoint Units pursuant to Subsection 3.1(w) and the distribution by SCT of the StarPoint Units to the SCT Unitholders on a pro rata basis:

(i)            StarPoint and the registered holders of StarPoint Units shall cease to be a holder of the SCT Preferred Units and SCT Trust Units so redeemed and shall be removed from the register of holders of SCT Preferred Units and SCT Trust Units as it relates to the SCT Preferred Units and SCT Trust Units so redeemed; and

(ii)           StarPoint and registered holders of StarPoint Units shall become registered holders of the StarPoint Units distributed and shall be added to the register of holders of StarPoint Units;

(o)           upon the cancellation pursuant to subsection 3.1(x) of all of the StarPoint Units received by StarPoint pursuant to subsection 3.1(w), StarPoint shall cease to be a holder of the StarPoint Units so cancelled and shall be removed from the register of holders of StarPoint Units as it relates to the StarPoint Units so cancelled;

(p)           upon the issuance of the TriStar Common Shares to SEL pursuant to Subsection 3.1(z) and the subsequent transfer of some of the TriStar Common Shares by SEL to StarPoint pursuant to Subsection 3.1(z):

(i)            SEL shall become the registered holder of the TriStar Common Shares so issued and not subsequently transferred and SEL shall be added to the register of holders of TriStar Common Shares;

(ii)           StarPoint shall become the registered holder of the TriStar Common Shares so issued and subsequently transferred to StarPoint and StarPoint shall be added to the register of holders of TriStar Common Shares;

(q)           upon the distribution of TriStar Common Shares by SEL to StarPoint Exchangeable Shareholders pursuant to Subsection 3.1(aa):

(i)            SEL shall cease to be a holder of the TriStar Common Shares so distributed and shall be removed from the register of holders of TriStar Common Shares as it relates to the TriStar Common Shares so distributed; and

(ii)           each registered holder of StarPoint Exchangeable Shares or the Designated Broker on behalf of such holder, as the case may be, shall become a registered holder of the TriStar Common Shares so distributed and shall be added to the register of holders of TriStar Common Shares;

(r)            upon the distribution of TriStar Common Shares by StarPoint to StarPoint Unitholders pursuant to Subsection 3.1(bb):

(i)            StarPoint shall cease to be a holder of the TriStar Common Shares so distributed and shall be removed from the register of holders of TriStar Common Shares as it relates to the TriStar Common Shares so distributed; and

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(ii)           each registered holder of StarPoint Units or the Designated Broker on behalf of such holder, as the case may be, shall become a registered holder of the TriStar Common Shares so distributed and shall be added to the register of holders of TriStar Common Shares;

(s)           upon the issuance of the TriStar Common Shares to AEI pursuant to Subsection 3.1(cc) and the subsequent transfer of some of the TriStar Common Shares by AEI to Acclaim pursuant to Subsection 3.1(cc):

(i)            AEI shall become the registered holder of the TriStar Common Shares so issued and not subsequently transferred and AEI shall be added to the register of holders of TriStar Common Shares;

(ii)           Acclaim shall become the registered holder of the TriStar Common Shares so issued and subsequently transferred to Acclaim and Acclaim shall be added to the register of holders of TriStar Common Shares;

(t)            upon the distribution of TriStar Common Shares by AEI to Acclaim Exchangeable Shareholders pursuant to Subsection 3.1(dd):

(i)            AEI shall cease to be a holder of the TriStar Common Shares so distributed and shall be removed from the register of holders of TriStar Common Shares as it relates to the TriStar Common Shares so distributed; and

(ii)           each registered holder of Acclaim Exchangeable Shares or the Designated Broker on behalf of such holder, as the case may be, shall become a registered holder of the TriStar Common Shares so distributed and shall be added to the register of holders of TriStar Common Shares;

(u)           upon the distribution of TriStar Common Shares by Acclaim to Acclaim Unitholders pursuant to Subsection 3.1(ee):

(i)            Acclaim shall cease to be a holder of the TriStar Common Shares so distributed and shall be removed from the register of holders of TriStar Common Shares as it relates to the TriStar Common Shares so distributed; and

(ii)           each registered holder of Acclaim Units or the Designated Broker on behalf of such holder, as the case may be, shall become a registered holder of the TriStar Common Shares so distributed and shall be added to the register of holders of TriStar Common Shares;

(v)           upon the issuance of TriStar Arrangement Warrants by TriStar to holders of TriStar Common Shares pursuant to Subsection 3.1(ff), each registered holder of TriStar Common Shares or the Designated Broker on behalf of such holder, as the case may be, shall become a registered holder of the TriStar Arrangement Warrants so issued and shall be added to the register of holders of TriStar Arrangement Warrants;

(w)          upon the transfer by each Acclaim Unitholder of ninety-nine (99%) percent of their Acclaim Units to MFCorp in exchange for MFCorp Special Shares pursuant to Subsection 3.1(gg):

(i)            the Acclaim Unitholders shall cease to be the holders of the Acclaim Units so transferred and shall be removed from the register of holders of Acclaim Units as it relates to the Acclaim Units so transferred; and

(ii)           MFCorp shall become the registered holder of the Acclaim Units so transferred and MFCorp shall be added to the register of holders of Acclaim Units;

(x)            upon the transfer by each Acclaim Exchangeable Shareholder of all of their Acclaim Exchangeable Shares to MFCorp in exchange for MFCorp Special Shares pursuant to Subsection 3.1(hh):

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(i)            the Acclaim Exchangeable Shareholders shall cease to be the holders of the Acclaim Exchangeable Shares so transferred and shall be removed from the register of holders of Acclaim Exchangeable Shares as it relates to the Acclaim Exchangeable Shares so transferred; and

(ii)           MFCorp shall become the registered holder of the Acclaim Exchangeable Shares so transferred and MFCorp shall be added to the register of holders of Acclaim Exchangeable Shares;

(y)           upon the transfer by each StarPoint Unitholder of ninety-nine (99%) percent of their StarPoint Units to MFCorp in exchange for MFCorp Special Shares pursuant to Subsection 3.1(ii):

(i)            the StarPoint Unitholders shall cease to be the holders of the StarPoint Units so transferred and shall be removed from the register of holders of StarPoint Units as it relates to the StarPoint Units so transferred; and

(ii)           MFCorp shall become the registered holder of the Acclaim Units so transferred and MFCorp shall be added to the register of holders of Acclaim Units;

(z)            upon the transfer by each StarPoint Exchangeable Shareholder of all of their StarPoint Exchangeable Shares to MFCorp in exchange for MFCorp Special Shares pursuant to Subsection 3.1(jj):

(i)            the StarPoint Exchangeable Shareholders shall cease to be the holders of the StarPoint Exchangeable Shares so transferred and shall be removed from the register of holders of StarPoint Exchangeable Shares as it relates to the StarPoint Exchangeable Shares so transferred; and

(ii)           MFCorp shall become the registered holder of the StarPoint Exchangeable Shares so transferred and MFCorp shall be added to the register of holders of StarPoint Exchangeable Shares;

(aa)         upon the issuance by Canetic Trust of Canetic Special Units and Canetic Units to Acclaim pursuant to Subsection 3.1(kk), Acclaim shall become the registered holder of the Canetic Special Units and Canetic Units so issued and Acclaim shall be added to the register of holders of Canetic Special Units and Canetic Units;

(bb)         upon the subscription for one (1) Acclaim Unit by Canetic Trust pursuant to Subsection 3.1(pp), Canetic Trust shall become the registered holder of the one (1) Acclaim Unit so issued and Canetic Trust shall be added to the register of holders of Acclaim Units;

(cc)         upon the redemption by Acclaim of all of the outstanding Acclaim Units (other than the one (1) Acclaim Unit held by Canetic Trust) in exchange for all of the Canetic Special Units and Canetic Units held by Acclaim pursuant to Subsection 3.1(mm), MFCorp and the other registered holders of Acclaim Units (other than Canetic Trust) shall cease to be a holder of the Acclaim Units so redeemed and shall be removed from the register of holders of Acclaim Units as it relates to the Acclaim Units so redeemed;

(dd)         upon the distribution of the Canetic Special Units to MFCorp and the distribution of Canetic Units to the remaining Acclaim Unitholders pursuant to Subsection 3.1(nn):

(i)            Acclaim shall cease to be the holder of the Canetic Special Units and Canetic Units so distributed and shall be removed from the register of holders of Canetic Special Units and Canetic Units as it relates to the Canetic Special Units and Canetic Units so distributed;

(ii)           MFCorp shall become the registered holder of the Canetic Special Units so distributed and MFCorp shall be added to the register of holders of Canetic Special Units;

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(iii)          the remaining Acclaim Unitholders shall become the registered holders of the Canetic Units so distributed and the remaining Acclaim Unitholders shall be added to the register of holders of Canetic Units;

(ee)         upon the issuance by Canetic Trust of Canetic Special Units and Canetic Units to StarPoint pursuant to Subsection 3.1(oo), StarPoint shall become the registered holder of the Canetic Special Units and Canetic Units so issued and StarPoint shall be added to the register of holders of Canetic Special Units and Canetic Units;

(ff)           upon the subscription of one (1) StarPoint Unit by Canetic Trust pursuant to Subsection 3.1(pp), Canetic Trust shall become the registered holder of the one (1) StarPoint Unit so issued and Canetic Trust shall be added to the register of holders of StarPoint Units;

(gg)         upon the redemption by StarPoint of all of the outstanding StarPoint Units (other than the one (1) StarPoint Unit held by Canetic Trust) in exchange for all of the Canetic Special Units and Canetic Units held by StarPoint pursuant to Subsection 3.1(qq), MFCorp and the other registered holders of StarPoint Units (other than Canetic Trust) shall cease to be a holder of the StarPoint Units so redeemed and shall be removed from the register of holders of StarPoint Units as it relates to the StarPoint Units so redeemed;

(hh)         upon the distribution of the Canetic Special Units to MFCorp and the distribution of Canetic Units to the remaining StarPoint Unitholders pursuant to Subsection 3.1(rr):

(i)            StarPoint shall cease to be the holder of the Canetic Special Units and Canetic Units so distributed and shall be removed from the register of holders of Canetic Special Units and Canetic Units as it relates to the Canetic Special Units and Canetic Units so distributed;

(ii)           MFCorp shall become the registered holder of the Canetic Special Units so distributed and MFCorp shall be added to the register of holders of Canetic Special Units;

(iii)          the remaining StarPoint Unitholders shall become the registered holders of the Canetic Units so distributed and the remaining StarPoint Unitholders shall be added to the register of holders of Canetic Units;

(ii)           upon the issuance by Canetic Trust of Canetic Units to MFCorp pursuant to Subsection 3.1(ss), MFCorp shall become the registered holder of the Canetic Units so issued and MFCorp shall be added to the register of holders of Canetic Units;

(jj)           upon the transfer by MFCorp to Canetic Trust of Canetic Special Units pursuant to 3.1(ss), MFCorp shall cease to be a holder of the Canetic Special Units so transferred and shall be removed from the register of holders of Canetic Special Units;

(kk)         upon the subscription of one (1) MFCorp Share by Canetic Trust pursuant to Subsection 3.1(tt), Canetic Trust shall become the registered holder of the one (1) MFCorp Shares so issued and Canetic Trust shall be added to the register of holders of MFCorp Shares;

(ll)           upon the redemption by MFCorp of all of the outstanding MFCorp Special Shares and MFCorp Shares (other than the one (1) MFCorp Share held by Canetic Trust) in exchange for Canetic Units pursuant to Subsection 3.1(uu), MFCorp and the other registered holders of StarPoint Units (other than Canetic Trust) shall cease to be a holder of the MFCorp Special Shares and MFCorp Shares so redeemed and shall be removed from the register of holders of MFCorp Special Shares and MFCorp Shares as it relates to the MFCorp Special Shares and MFCorp Shares so redeemed;

(mm)       upon the distribution of the Canetic Units to the holders of MFCorp Special Shares and MFCorp Shares pursuant to Subsection 3.1(uu), the former holders of MFCorp Special Shares and MFCorp Shares shall

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become the registered holder of the Canetic Units so distributed and shall be added to the register of holders of Canetic Units; and

(nn)         upon the transfer of TriStar FinCo Common Shares and TriStar FinCo Performance Shares transferred to TriStar in exchange for TriStar Common Shares and TriStar Performance Shares pursuant to Section 3.1(ww):

(i)            each holder of such TriStar FinCo Common Shares and TriStar FinCo Performance Shares so transferred shall cease to be the holder of such TriStar FinCo Common Shares and TriStar FinCo Performance Shares and each of their names shall be removed from the register of holders of TriStar FinCo Common Shares and TriStar FinCo Performance Shares as it relates to such TriStar FinCo Common Shares and TriStar FinCo Performance Shares;

(ii)           the TriStar FinCo Common Shares and TriStar FinCo Performance Shares so exchanged shall be cancelled; and

(iii)          TriStar shall allot and issue to each such holder the number of TriStar Common Shares and TriStar Performance Shares issuable to such holders on the basis set forth in Section 3.1(ww) and the name of each such holder shall be added to the register of holders of TriStar Common Shares and TriStar Performance Shares.

3.3                           A holder who (i) has exchanged Securities for MFCorp Special Shares under the Arrangement; and (ii) is not a Non-Resident; shall be entitled to make an income tax election, pursuant to subsection 85(1) and 85(2) of the Tax Act as applicable (and the analogous provisions of provincial income tax law) with respect to the exchange by the holder of Securities for MFCorp Special Shares by providing two signed copies of the necessary election forms to AmalgamationCo within 90 days following the Effective Date, duly completed with the details of the number and type of Securities transferred and the applicable agreed amounts for the purposes of such elections.  Thereafter, the election forms will be signed and returned to such former holders of Securities within 30 days after the receipt thereof by AmalgamationCo for filing with the Canada Revenue Agency (or the applicable provincial taxing authority).  AmalgamationCo will not be responsible for the proper completion and filing of any election form and, except for the obligation of AmalgamationCo to so sign and return election forms which are received by AmalgamationCo within 90 days of the Effective Date, AmalgamationCo will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of AmalgamationCo to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).  In its sole discretion, AmalgamationCo may choose to sign and return an election form received by it more than 90 days following the Effective Date, but AmalgamationCo will have no obligation to do so.

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1                           Each registered holder of Acclaim Securities and StarPoint Securities shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order.  A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Acclaim Securities and StarPoint Securities and shall only be entitled to be paid the fair value of the holder’s Acclaim Securities and StarPoint Securities by Acclaim, AEI, StarPoint or SEL, as the case may be.  A Dissenting Securityholder who is paid the fair value of the holder’s Acclaim Securities and StarPoint Securities, shall be deemed to have transferred the holder’s Acclaim Securities and StarPoint Securities to Acclaim, AEI, StarPoint or SEL, as the case may be, for cancellation at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA.  A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder’s Acclaim Securities and StarPoint Securities shall be treated as if the holder had participated in the Arrangement on the same basis as a non dissenting holder of Acclaim Securities and StarPoint Securities notwithstanding the provisions of Section 191 of the ABCA.  The fair value of the Acclaim Securities and StarPoint Securities shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Acclaim Securities and StarPoint Securities at the applicable Meeting; but in no event shall Acclaim, AEI, StarPoint or SEL be required to recognize such Dissenting

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Securityholder as a Securityholder of Acclaim, AEI, StarPoint or SEL after the Effective Time and the name of such holder shall be removed from the applicable register of Securityholders as at the Effective Time.  For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1                           From and after the Effective Time, certificates formerly representing Acclaim Securities and StarPoint Securities under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Securityholders, other than those Dissenting Securityholders, deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Acclaim Securities and StarPoint Securities represented by such certificates.

5.2                           Canetic Trust and TriStar shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Acclaim Securities and StarPoint Securities of a duly completed Letter of Transmittal and the certificates representing such Acclaim Securities and StarPoint Securities, either:

(a)           forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)           if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Canetic Units, TriStar Common Shares and TriStar  Arrangement Warrants to be delivered to such holder under the Arrangement.

5.3                           If any certificate which immediately prior to the Effective Time represented an interest in outstanding Acclaim Securities or StarPoint Securities that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement.  The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of Acclaim, StarPoint and TriStar and their respective transfer agents, which bond is in form and substance satisfactory to each of the Acclaim, StarPoint and TriStar and their respective transfer agents, or shall otherwise indemnify Acclaim, StarPoint and TriStar and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4                           All distributions made with respect to any Canetic Units allotted and issued to former holders of Acclaim Securities and StarPoint Securities pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof.  The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5                           Any certificate formerly representing Acclaim Securities or StarPoint Securities that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive: (i) Canetic Units (and any distributions thereon); (ii) TriStar Common Shares; or (iii) TriStar Arrangement Warrants, as the case may be.  In such case, such securities shall be returned to the issuer thereof for cancellation and any distributions in respect of Canetic Units shall be returned to Canetic Trust.

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5.6                           No certificates representing fractional Canetic Units, TriStar Common Shares or TriStar Performance Shares shall be issued under the Arrangement.  In lieu of any fractional trust unit or share, each registered Acclaim Securityholder, StarPoint Securityholder and TriStar FinCo Shareholder otherwise entitled to a fractional interest in a Canetic Unit, TriStar Common Share or TriStar Performance Share certificate, shall receive the nearest whole number of Canetic Units, TriStar Common Shares or TriStar Performance Shares as the case may be (with fractions equal to exactly 0.5 being rounded up).  Fractional TriStar Arrangement Warrants may be issued pursuant to the Arrangement (rounded to the nearest four decimal points) but TriStar Common Shares will not be issued on exercise of the TriStar Arrangement Warrants and TriStar Arrangement Warrants may only be exercised in a sufficient number to acquire whole numbers of TriStar Common Shares.

ARTICLE 6
AMENDMENTS

6.1                           Acclaim, AEI, StarPoint and SEL may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meetings, approved by the Court; and (iv) communicated to holders of Acclaim Securities and StarPoint Securities if and as required by the Court.

6.2                           Any amendment to this Plan of Arrangement may be proposed by Acclaim, AEI, StarPoint or SEL at any time prior to or at the Meetings (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meetings (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3                           Any amendment to this Plan of Arrangement that is approved by the Court following the Meetings shall be effective only if it is consented to by each of Acclaim, AEI, StarPoint and SEL.

6.4                           Any amendment to this Plan of Arrangement may be made prior to or following the Effective Time by Acclaim, AEI, StarPoint and SEL, provided that it concerns a matter which, in the reasonable opinion of Acclaim, AEI, StarPoint and SEL, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Acclaim, AEI, StarPoint and SEL, or any former holder of Acclaim Securities or StarPoint Securities.

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APPENDIX E

ACCLAIM FAIRNESS OPINION

Investment & Corporate Banking
BMO	Nesbitt Burns	2200, 333 – 7th Avenue SW Calgary, Alberta T2P 2Z1

November 18, 2005

Board of Directors

Acclaim Energy Inc.

1900, 255 – 5th Avenue SW

Calgary, Alberta

T2P 3G6

To the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Nesbitt Burns”) understands that Acclaim Energy Trust (“Acclaim”), Acclaim Energy Inc. (“AEI”), StarPoint Energy Trust (“StarPoint”) and StarPoint Energy Ltd. (“SEL”) have entered into an agreement dated September 19, 2005 (the “Combination Agreement”) which has been superceded by an agreement among Acclaim, AEI, StarPoint and SEL dated November 17, 2005 (the “Arrangement Agreement”) providing for the combination of Acclaim and StarPoint and the formation of a new publicly traded income trust, Canetic Resources Trust (“Canetic”), and the creation of a new publicly traded exploration focused company, TriStar Oil & Gas Ltd. (“TriStar”), which will acquire certain exploration and development assets and undeveloped lands currently held by Acclaim and StarPoint, all pursuant to a plan of arrangement (the “Arrangement”) in accordance with section 193 of the Business Corporations Act (Alberta).

We understand that pursuant to the Arrangement, trust unitholders of Acclaim (“Acclaim Unitholders”) will receive the following consideration (the “Consideration”) for each Acclaim trust unit owned:

(a)          0.8333 of a trust unit (“Canetic Unit”) of Canetic;

(b)         0.0833 of a common share (“TriStar Share”) of TriStar, and

(c)          0.0175 of an arrangement warrant (“Arrangement Warrant”) of TriStar, each whole Arrangement Warrant entitling the holder thereof to acquire one TriStar Share at an exercise price equal to the price TriStar Shares are issued under the Private Placement (as defined below) for a period of 30 days following the effective date of the Arrangement.

We also understand that holders of exchangeable shares, series 1 of AEI (“Acclaim Exchangeable Shareholders” and, together with Acclaim Unitholders, “Acclaim Securityholders”) will participate in the Arrangement and receive Canetic Units, TriStar Shares and Arrangement Warrants on the same basis as Acclaim Unitholders and that the Arrangement will be structured to allow Acclaim Securityholders to receive Canetic Units on a tax-deferred basis for Canadian and United States income tax purposes.

Further, we understand that pursuant to the Arrangement, trust unitholders of StarPoint (“StarPoint Unitholders”) will receive the following consideration for each StarPoint trust unit owned:

(a)          one Canetic Unit;

(b)         0.1000 of an TriStar Share, and

(c)          0.0210 of an Arrangement Warrant.

We understand that holders of series A exchangeable shares of SEL (together with StarPoint Unitholders, the “StarPoint Securityholders”) will participate in the Arrangement and receive Canetic Units, TriStar Shares and Arrangement Warrants on the same basis as StarPoint Unitholders.

We also understand that on or before the effective date of the Arrangement TriStar will indirectly undertake a private placement (the “Private Placement”) of 2,727,273 TriStar Shares at an issue price equal to $2.75 per TriStar Share and 2,309,657 performance shares of TriStar (which will convertible into TriStar Shares in certain circumstances) at an issue price equal to $0.01 to directors, officers, employees and service providers as agreed to by SEL and AEI.

The terms and conditions of the Arrangement will be more fully described in the joint information circular and proxy statement being prepared by Acclaim and StarPoint which will be dated November 18, 2005 and related documents (the “Joint Information Circular”) and which will be mailed to Acclaim Securityholders and StarPoint Securityholders in connection with the special meetings of Acclaim and StarPoint to be held in Calgary, Alberta on December 19, 2005 (the “Special Meetings”). We understand that the Arrangement will be conditional upon, among other things, approval by a minimum of 66 2/3% of the votes cast by Acclaim Securityholders and StarPoint Securityholders, voting separately, at the Special Meetings. Completion of the Arrangement will also be subject to the approval of the Court of Queen’s Bench of Alberta.

We understand that all of the directors and officers of Acclaim, who collectively own, directly or indirectly, or exercise control or direction over approximately 2.4% of the outstanding trust units of Acclaim, assuming the exercise of all incentive rights issued pursuant to the Acclaim unit award incentive plan, have entered into agreements whereby they have agreed to vote in favor of the Arrangement, subject to certain conditions.

Engagement

BMO Nesbitt Burns was engaged by Acclaim pursuant to an agreement dated September 13, 2005 (the “Engagement Agreement”). Pursuant to the Engagement Agreement, Acclaim retained BMO Nesbitt Burns as its exclusive financial advisor in respect of the Arrangement and, if requested, to provide a fairness opinion to the Board of Directors of AEI, from a financial point of view, in relation to the Consideration to be provided to Acclaim Securityholders as part of any proposed transaction. BMO Nesbitt Burns has not been asked to prepare, and has not prepared, a formal valuation of Acclaim, or any of its respective securities or assets, and this opinion should not be construed as such.

For its services under the Engagement Agreement, BMO Nesbitt Burns will receive a fee if the Arrangement is successfully completed. In addition, BMO Nesbitt Burns is to be reimbursed for its reasonable out-of-pocket expenses and be indemnified by Acclaim in respect of certain liabilities which may be incurred by BMO Nesbitt Burns in connection with the provision of its services.

BMO Nesbitt Burns is not an insider, associate or affiliate of Acclaim, StarPoint or any of their respective associates or affiliates (collectively, the “Interested Parties”). BMO Nesbitt Burns acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Acclaim, StarPoint, TriStar and/or Canetic. BMO Nesbitt Burns may have executed or may execute transactions for the Interested Parties and clients from whom it received or may receive compensation. BMO Nesbitt Burns, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Arrangement, the Interested Parties, TriStar and Canetic. BMO Nesbitt Burns’ controlling shareholder, Bank of Montreal, is a lender to Acclaim and StarPoint, and will be a lender to Canetic, in the ordinary course of business.

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Other than as set forth above, there are no understandings, agreements or commitments between BMO Nesbitt Burns and the Interested Parties with respect to any future business dealings. BMO Nesbitt Burns may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for, and Bank of Montreal may provide banking services to, the Interested Parties, TriStar or Canetic.

BMO Nesbitt Burns understands that this opinion and a summary of this opinion will be included in the Joint Information Circular, and, subject to the terms of the Engagement Agreement, BMO Nesbitt Burns consents to the inclusion of this opinion in its entirety, together with a summary thereof, in a form acceptable to BMO Nesbitt Burns, in the Joint Information Circular and to the filing thereof with the Toronto Stock Exchange, the New York Stock Exchange and securities commissions or similar regulatory authorities in each province of Canada (if any) and in the United States where such filing is required.

Credentials of BMO Nesbitt Burns

BMO Nesbitt Burns is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. BMO Nesbitt Burns has participated in a significant number of transactions involving public and private companies, income funds and royalty trusts and has extensive experience in preparing valuations and fairness opinions.

The opinion expressed herein is the opinion of BMO Nesbitt Burns, the form and content of which have been approved for release by a committee of directors and other professionals of BMO Nesbitt Burns, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Scope of Review

In preparing this opinion, BMO Nesbitt Burns has reviewed and/or relied upon, among other things, the following (without attempting to verify the accuracy or completeness thereof):

Arrangement documents:

(a)                                  The Combination Agreement;

(b)                                 The Arrangement Agreement pursuant to which the Arrangement will be implemented;

(c)                                  A draft dated November 16, 2005 of the trust indenture which will establish and govern Canetic; and

(d)                                 A draft dated November 18, 2005 of the Joint Information Circular.

Financial disclosure relating to Acclaim:

(e)                                  Audited consolidated financial statements of Acclaim as at and for the years ended December 31, 2004, 2003 and 2002;

(f)                                    Management’s Discussion and Analysis prepared by Acclaim management for the years ended December 31, 2004, 2003 and 2002;

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(g)                                 Interim unaudited consolidated financial statements and reports of Acclaim for the three and nine months ended September 30, 2005, the three and six months ended June 30, 2005 and the three months ended March 31, 2005;

(h)                                 Management’s Discussion and Analysis prepared by Acclaim management for the three and nine months ended September 30, 2005, the three and six months ended June 30, 2005 and the three months ended March 31, 2005;

(i)                                     Annual information forms of Acclaim for the years ended December 31, 2004, 2003 and 2002;

(j)                                     The information circular - proxy statement dated March 23, 2005 for the annual and special meeting of Acclaim Unitholders held on May 12, 2005;

(k)                                  Final short form prospectuses of Acclaim dated September 23, 2004, June 3, 2004 and April 7, 2004;

(1)                                  The material change report of Acclaim dated September 19, 2005 relating to the Arrangement; and

(m)                               Public information related to the business, operations, financial performance and trading histories of Acclaim and other selected oil and gas companies and royalty trusts, as we considered relevant.

Reserve and other evaluation information relating to Acclaim:

(n)                                 The evaluation report, effective December 31, 2004, of Gilbert Laustsen Jung Associates Ltd., of Calgary, Alberta (“GLJ”), regarding the petroleum and natural gas reserves of Acclaim (the “Acclaim GLJ Report”) and the mechanical update of the Acclaim GLJ Report prepared by GLJ effective September 30, 2005 to account for production from the applicable properties from the original effective date of the Acclaim GLJ Report to September 30, 2005 and to give effect to September 30, 2005 pricing assumptions; and

(o)                                 A summary of undeveloped land position as at December 31, 2004 prepared by management of Acclaim.

Other information, interviews and discussions relating to Acclaim:

(p)                                 Financial and operating information, including internal management forecasts, prepared by or obtained from AEI on behalf of Acclaim;

(q)                                 Discussions with senior officers of AEI on behalf of Acclaim regarding financial results, budgets and business plans, key assets and obligations, development projects and abandonment and site reclamation obligations;

(r)                                    Due diligence meetings with the management, auditors and legal counsel of Acclaim;

(s)                                  A letter of representation from senior officers of AEI on behalf of Acclaim addressed to us and dated the date hereof, as to matters of fact relevant to the Arrangement and as to the completeness and accuracy of the information upon which this opinion is based;

(t)                                    Such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances.

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Financial disclosure relating to StarPoint:

(u)                                 Audited balance sheet of StarPoint at December 31, 2004;

(v)                                 Audited consolidated financial statements of SEL as at and for the year ended December 31, 2004 and for the period from September 5, 2003 to December 31, 2003;

(w)                               Management’s Discussion and Analysis prepared by StarPoint management for the year ended December 31, 2004 and for the period from September 5, 2003 to December 31, 2003;

(x)                                   Interim unaudited consolidated financial statements and reports of StarPoint for the three and nine months ended September 30, 2005, the three and six months ended June 30, 2005 and the three months ended March 31, 2005;

(y)                                 Management’s Discussion and Analysis prepared by StarPoint management for the three and nine months ended September 30, 2005, the three and six months ended June 30, 2005 and the three months ended March 31, 2005;

(z)                                   The annual information form of StarPoint for the year ended December 31, 2004;

(aa)                            The annual information form of SEL for the year ended December 31, 2003;

(bb)                          The information circular and proxy statement dated April 15, 2005 for the annual meeting of StarPoint Unitholders held on May 30, 2005;

(cc)                            Final short form prospectuses of StarPoint dated July 28, 2005, May 19, 2005, February 3, 2005;

(dd)                          Business acquisition reports of StarPoint dated July 28, 2005 and April 12, 2005;

(ee)                            The material change report of StarPoint dated September 21, 2005 relating to the Arrangement;

(ff)                                The joint information circular and proxy statement of SEL and E3 Energy Inc. (“E3”) dated December 7, 2004 for the special meeting of SEL securityholders held on January 4, 2005 with respect to the plan of arrangement involving SEL, SEL securityholders, E3, E3 securityholders, StarPoint, Mission Oil & Gas Inc., StarPoint Acquisition Ltd. and StarPoint Exchangeco Ltd.; and

(gg)                          Public information related to the business, operations, financial performance and trading histories of StarPoint and other selected oil and gas companies and royalty trusts, as we considered relevant.

Reserve and other evaluation information relating to StarPoint:

(hh)                          The evaluation report, effective December 31, 2004, of Sproule Associates Limited of Calgary, Alberta (“Sproule”), regarding the petroleum and natural gas reserves of StarPoint (the “StarPoint Sproule Report”) and the mechanical update of the StarPoint Sproule Report prepared by Sproule effective September 30, 2005 to account for production from the applicable properties from the original effective date of the StarPoint Sproule Report to September 30, 2005 and to give effect to September 30, 2005 pricing assumptions;

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(ii)                                  The evaluation report, effective December 31, 2004, of Sproule, regarding the petroleum and natural gas reserves of Selkirk Energy Partnership (the “Selkirk Sproule Report”) and the mechanical update of the Selkirk Sproule Report prepared by Sproule effective September 30, 2005 to account for production from the applicable properties from the original effective date of the Selkirk Sproule Report to September 30, 2005 and to give effect to September 30, 2005 pricing assumptions;

(jj)                                  The evaluation reports, effective December 31, 2004, of Sproule and GLJ, regarding the petroleum and natural gas reserves of APF Energy Trust (collectively, the “APF Reports”) and the mechanical updates of the APF Reports prepared by Sproule and GLJ effective September 30, 2005 to account for production from the applicable properties form the original effective dates of the APF Reports to September 30, 2005 and to give effect to September 30, 2005 pricing assumptions;

(kk)                            The evaluation reports, effective March 31, 2005, of McDaniel & Associates Consultants Ltd. (“McDaniel”) of Calgary, Alberta and GLJ, regarding certain petroleum and natural gas reserves of EnCana Corporation (collectively, the “EnCana Reports”) and the mechanical update of the EnCana Reports prepared by McDaniel and GLJ effective September 30, 2005 to account for production from the applicable properties form the original effective date of the EnCana Reports to September 30, 2005 and to give effect to September 30, 2005 pricing assumptions; and

(ll)                                  The evaluation report, effective March 31, 2005, of Sproule, regarding certain petroleum and natural gas reserves of Nexen Inc. (the “Nexen Report”) and the mechanical update of the Nexen Report prepared by Sproule effective September 30, 2005 to account for production from the applicable properties form the original effective date of the Nexen Report to September 30, 2005 and to give effect to September 30, 2005 pricing assumptions; and

(mm)                      A summary of undeveloped land position as at December 31, 2004 prepared by management of StarPoint.

Other information, interviews and discussions relating to StarPoint:

(nn)                          Financial and operating information, including internal management forecasts, prepared by or obtained from SEL on behalf of StarPoint;

(oo)                          Discussions with senior officers of SEL on behalf of StarPoint regarding financial results, budgets and business plans, key assets and obligations, development projects and abandonment and site reclamation obligations;

(pp)                          Due diligence meetings with the management and legal counsel of StarPoint;

(qq)                          A letter of representation from senior officers of SEL on behalf of StarPoint addressed to us and dated the date hereof, as to matters of fact relevant to the Arrangement and as to the completeness and accuracy of the information upon which this opinion is based; and

(rr)                                Such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances.

In addition to the information described above, BMO Nesbitt Burns also participated in certain discussions with senior officers of Acclaim and with Burnet, Duckworth & Palmer LLP, Acclaim’s external legal counsel, regarding the Arrangement.

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Assumptions and Limitations

BMO Nesbitt Burns has relied, without independent verification, upon all financial and other information that was obtained by us from public sources or that was provided to us by or on behalf of the Interested Parties and their advisors or otherwise. We have assumed that all such information was complete and accurate and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. Our opinion is conditional upon such completeness and accuracy and not omitting such facts. We have not conducted any independent investigation to verify the completeness or accuracy of any of such information. With respect to the financial forecasts and budgets provided to us and used in our analysis, we have assumed that such forecasts and budgets have been reasonably prepared on the basis reflecting the best currently available estimates and judgment of senior management of the Interested Parties as to the matters covered thereby. Senior management of Acclaim and StarPoint have represented to us, in certificates delivered as of the date hereof, that, to the best of their knowledge, information and belief, among other things (i) the information, opinions and other materials (collectively, the “Information”) provided to us were complete, true and correct in all material respects at the date as of which the Information was provided to us, (ii) the Information did not, and does not, contain any untrue statement of or omit to state a material fact in respect of the Interested Parties, or the Arrangement necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided, and (iii) since the dates as of which the Information was provided, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Interested Parties, and no change has occurred in any material fact which is of a nature as to render the Information, or any part thereof, untrue or misleading in any material respect or which would have or would reasonably be expected to have a material effect on this opinion.

With respect to all legal and tax matters relating to the Arrangement and the implementation thereof, we have relied upon Acclaim’s legal and tax counsel and have assumed the accuracy of the disclosure, including the validity and efficacy of the procedures being followed to implement the Arrangement, all as set forth in the Joint Information Circular that we have reviewed and do not express any opinion thereon. We note that on September 19, 2005, the Minister of Finance (Canada) requested the Minister of National Revenue (Canada) and the Canada Revenue Agency to postpone providing advance tax rulings with respect to flow-through entities such as income trusts. We do not express any opinion with respect to the tax consequences to Acclaim or any Acclaim Securityholder that may arise as a result of the Arrangement and have assumed that no material negative tax consequences arise as a result of the Arrangement. The Arrangement is subject to a number of conditions outside of the control of Acclaim and StarPoint and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this opinion we express no view as to the likelihood that the conditions to the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the timeframe indicated in the Joint Information Circular. We have assumed that the Arrangement will be implemented as set out in the Joint Information Circular and the Arrangement Agreement, including that (i) the amounts which may be available for distribution to the holders of Canetic Units as set forth in the Joint Information Circular will be distributed to the holders of Canetic Units, and (ii) in all material respects, all distribution, voting and other rights and attributes (both economic and otherwise) of the Canetic Units and TriStar Shares will be as described in the Joint Information Circular.

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We have also assumed that no material amount of Canetic Units will be redeemed by the Canetic in the foreseeable future and that the Canetic will qualify as a “unit trust” and as a “mutual fund trust” as defined by the Income Tax Act (Canada), and that the Canetic Units will be qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans.

This opinion is based on the securities markets, economic, general, business and financial conditions prevailing as of the date of this opinion and the conditions and prospects, financial and otherwise, of Acclaim and StarPoint as they were reflected in the information reviewed by us. In our analysis and in preparing this opinion, BMO Nesbitt Burns has made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of any party involved in the Arrangement. BMO Nesbitt Burns believes that the analyses described in this opinion must be considered as a whole and that selecting portions of such analyses or the factors considered by BMO Nesbitt Burns, without considering all factors and analyses together, could create a misleading view of the process underlying this opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

This opinion is provided to the Board of Directors of AEI for its use only and may not be relied upon by any other person. BMO Nesbitt Burns disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion, which may come or be brought to the attention of BMO Nesbitt Burns after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the opinion after the date hereof, BMO Nesbitt Burns reserves the right to change, modify or withdraw the opinion.

BMO Nesbitt Burns is not expressing herein any opinion as to the price at which the Canetic Units, the TriStar Shares or the Arrangement Warrants will trade after the completion of the Arrangement. This opinion should not be construed as a recommendation to vote in favour of the Arrangement.

Fairness Conclusion

Based upon and subject to the foregoing and such other matters as we consider relevant, BMO Nesbitt Burns is of the opinion that, as of the date hereof, the Consideration to be received by Acclaim Securityholders pursuant to the Arrangement is fair, from a financial point of view, to Acclaim Securityholders.

Yours very truly,

/s/ BMO Nesbitt Burns Inc.
BMO Nesbitt Burns Inc.

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APPENDIX F

STARPOINT FAIRNESS OPINION

1210, 335 – 8th Avenue SW
Calgary, Alberta T2P 1C9

November 18, 2005

The Board of Directors of

StarPoint Energy Ltd., in its capacity as administrator of StarPoint Energy Trust

3900, 205 - 5th Avenue S.W.

Calgary, Alberta T2P 2V7

To the Board of Directors of StarPoint Energy Ltd.:

Orion Securities Inc. (“Orion”) understands that StarPoint Energy Trust and its affiliates (collectively, “StarPoint”) have proposed an arrangement (the “Arrangement”) pursuant to which StarPoint will be merged with Acclaim Energy Trust and its affiliates collectively, “Acclaim”) to form a new publicly held oil and natural gas energy trust (“TrustCo”), and certain of StarPoint’s and Acclaim’s assets will be transferred, directly or indirectly, to TriStar Oil & Gas Ltd. (“TriStar”), a new, junior exploration company. The balance of Acclaim’s assets and the balance of StarPoint’s assets that are not transferred to TriStar will be owned indirectly by TrustCo, which is expected to distribute a portion of its cash flow to holders of its trust units (“TrustCo Unit”).

The Arrangement

The Arrangement will result, through a series of transactions, in holders (“Acclaim Unitholders”) of trust units (“Acclaim Units”) of Acclaim receiving for each Acclaim Unit, 0.8333 of a TrustCo Unit and holders (“StarPoint Unitholders”) of trust units (“StarPoint Units”) of StarPoint will receive for each StarPoint Unit, 1.0000 of a TrustCo Unit. Holders of Acclaim Units and StarPoint Units will also receive common shares (“TriStar Common Shares”) of TriStar on the basis of 0.0833 of a TriStar Common Share for each Acclaim Unit held and 0.1000 of a TriStar Common Share for each StarPoint Unit held. In addition, under the Arrangement, each holder of Acclaim Units will receive 0.0175 of a warrant (“TriStar Arrangement Warrant”) of TriStar for each Acclaim Unit held and each holder of StarPoint Units will receive 0.0210 of a TriStar Arrangement Warrant for each StarPoint Unit held. Each full TriStar Arrangement Warrant will be exercisable for a period of 30 days following completion of the Arrangement into one TriStar Common Share at an exercise price equal to $2.75.

Holders (“Acclaim Exchangeable Shareholders”) of exchangeable shares, series 1 of Acclaim Energy Inc. (“Acclaim Exchangeable Shares”) and holders (“StarPoint Exchangeable Shareholders”) of series A exchangeable shares (“StarPoint Exchangeable Shares”) of StarPoint Energy Limited (“SEL”) will participate in the Arrangement and receive TrustCo Units, TriStar Common Shares and TriStar Arrangement Warrants on the same basis as the holders of Acclaim Units and StarPoint Units, respectively, based on the number of Acclaim Units or StarPoint Units into which such shares are exchangeable. The terms of the Arrangement are set forth in an Arrangement Agreement dated November 17, 2005 (the “Arrangement Agreement”) among Acclaim, Acclaim Energy Inc., StarPoint and SEL. The Arrangement Agreement also provides for the exchange of other securities of Acclaim and StarPoint, as described in the Arrangement Circular (defined below).

Conditions necessary to complete the transaction are to be set forth in the Joint Information Circular of Acclaim and StarPoint dated November 18, 2005 in respect of the Arrangement, (collectively, together with the related documents included therein, the “Arrangement Circular”), to be sent to StarPoint Unitholders and StarPoint Exchangeable Shareholders (collectively, the “StarPoint Securityholders”) and to Acclaim Unitholders and Acclaim Exchangeable Shareholders.

Orion’s Engagement

To assist the Board of Directors of SEL (the “Board”) in considering the terms and conditions of the Arrangement, StarPoint formally retained Orion pursuant to an engagement agreement dated September 16, 2005 (the “Engagement Agreement”), to provide financial advisory services, including our opinion (the “Opinion”) as to the fairness to StarPoint Securityholders, from a financial point of view, of the consideration to be received by StarPoint Securityholders pursuant to the Arrangement. In consideration for our services, including our Opinion, Orion is to be paid a fee (which fee is not material to Orion) and is to be reimbursed for reasonable out -of-pocket expenses. In addition, Orion and its personnel are to be indemnified by StarPoint under certain circumstances. Orion has not been engaged to prepare, and has not prepared, a valuation or appraisal of StarPoint or Acclaim, or any of their assets or liabilities, and our Opinion should not be construed as such.

Credentials of Orion

Orion is an independent Canadian full -service, investment-banking firm focused on providing advisory and capital market related services to companies in healthcare, technology and resource-related industries. Orion is a member of the Investment Dealers Association of Canada and a member of the Toronto Stock Exchange and the TSX Venture Exchange. Orion’s services include investment research, trading and distribution of equity securities along with corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions. The opinion expressed herein is Orion’s and has been approved by senior investment banking professionals of Orion, who have been involved in a number of transactions involving the merger, acquisition, divestiture and valuation of publicly traded Canadian issuers and in providing fairness opinions in respect of such transactions.

Independence of Orion

None of Orion, its affiliates or associates is an insider, associate or affiliated with (as those terms are defined in the Securities Act (Alberta)), or a related entity of StarPoint or Acclaim, or any of their respective associates or affiliates. Orion is acting as financial advisor to StarPoint in regards to the Arrangement and is not acting as an advisor to StarPoint or Acclaim, or any of their respective associates or affiliates in connection with any other transaction.

Orion acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had today or in the future have positions in the securities of StarPoint or Acclaim, and from time to time, may have executed or may execute transactions on behalf of StarPoint or Acclaim or clients for which it received or may receive compensation. In addition, as an investment dealer, Orion conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advise to its clients on issues and investment matters, including research with respect to StarPoint or Acclaim.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

In the case of StarPoint:

(a)                                  Annual Report for StarPoint Energy Ltd. and StarPoint Energy Trust for the years ended December 31, 2003 and December 31, 2004, respectively;

(b)                                 audited financial statements of StarPoint Energy Ltd. and StarPoint Energy Trust for the years ended December 31, 2003 and December 31, 2004, respectively;

(c)                                  interim reports for StarPoint Energy Ltd. for the periods ended March 31, 2004, June 30, 2004, September 30, 2004, and December 31, 2004, respectively;

(d)                                 interim reports for StarPoint Energy Trust for the periods ended March 31, 2005, June 30, 2005, and September 30, 2005, respectively;

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(e)                                  revised initial annual information form of StarPoint Energy Ltd. dated May 14, 2004 for the year ended December 31, 2003;

(f)                                    renewal annual information form of StarPoint Energy Trust dated March 28, 2005 for the year ended December 31, 2004;

(g)                                 management information circular of StarPoint Energy Ltd. in respect of the annual general and special meeting of StarPoint Energy Ltd. shareholders held on May 27, 2004;

(h)                                 management information circular of StarPoint Energy Trust in respect of the annual general meeting of StarPoint Unitholders held on April 12, 2005;

(i)                                     information circular of Crescent Point Energy Ltd. dated July 22, 2003 concerning the plan of arrangement of Crescent Point Energy Ltd. and Tappit Resources Ltd., which subsequently resulted in the creation Crescent Point Energy Trust and StarPoint Energy Ltd.;

(j)                                     joint information circular and proxy statement dated December 7, 2004 concerning the plan of arrangement of StarPoint Energy Ltd. and E3 Energy Inc., which subsequently resulted in the creation of StarPoint Energy Trust and Mission Oil & Gas Inc.;

(k)                                  certain internal financial information, financial and operational projections of StarPoint as provided by StarPoint management;

(l)                                     discussions with management of StarPoint with regard to, among other things, the business, operations, quality of assets, future potential and environmental matters of StarPoint;

(m)                               certificate of representation as to certain factual matters dated the date hereof, addressed to Orion provided by senior officers of StarPoint;

(n)                                 mechanical updates of the Acclaim Report, APF Report, EnCana Report, GLJ APF Report, GLJ EnCana Report, Nexen Report, Selkirk Report and StarPoint Report (as defined in the Arrangement Circular) with respect to the oil, NGL and natural gas interests to be held by TrustCo pursuant to the Arrangement and prepared by Gilbert Laustsen Jung Associates Ltd. (“GLJ”), Sproule Associates Limited (“Sproule”) and McDaniel & Associates Consultants Ltd. (“McDaniel”) effective September 30, 2005; and

(n)                  mechanical updates of the EnCana Report, GLJ APF Report, Nexen Report and StarPoint Report (as defined in the Arrangement Circular) with respect to the oil, NGL and natural gas interests to be acquired by TriStar pursuant to the Arrangement and prepared by GLJ, Sproule and McDaniel effective September 30, 2005.

In the case of Acclaim:

(a)                                  Annual Reports for Acclaim for each of the two consecutive years ended December 31, 2003 and December 31, 2004, respectively;

(b)                                 audited financial statements of Acclaim for each of the two consecutive years ended December 31, 2003 and December 31, 2004, respectively;

(c)                                  interim reports for Acclaim for each of the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005, respectively;

(d)                                 renewal annual information forms of Acclaim dated April 19, 2004 and March 24, 2005 for the years ended December 31, 2003 and December 31, 2004, respectively;

(e)                                  management information circulars of Acclaim in respect of the annual general and special meetings of Acclaim Unitholders held on May 19, 2004 and May 12, 2005, respectively;

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(f)                                    certain internal financial information, financial and operational projections of Acclaim as provided by Acclaim management;

(g)                                 certificate of representation as to certain factual matters dated the date hereof, addressed to Orion provided by senior officers of Acclaim; and

(h)                                 new evaluation of Acclaim properties by GLJ effective September 30.

In addition to the information detailed above, Orion has further reviewed, considered and relied upon, among other things, the following:

(a)                                  Arrangement Circular, which contains, among other things,

(i)                                     the Arrangement Agreement;

(ii)                                  opinions of counsel to StarPoint and Acclaim as to Canadian federal income tax consequences for StarPoint Securityholders as a result of the Arrangement;

(ii)                                  a description of the TrustCo Units and Tristar Common Shares;

(iii)                               disclosure regarding StarPoint, Acclaim, TrustCo and Tristar;

(b)                                 Acclaim, StarPoint and TrustCo Trust Indentures (as defined in the Arrangement Circular);

(c)                                  certain internal financial information, financial and operational projections in respect of Tristar as provided by StarPoint and Tristar management;

(d)                                 certain internal financial information, financial and operational projections in respect of TrustCo as provided by Acclaim and TrustCo management;

(e)                                  public information related to the business, operations, financial performance and stock trading histories of StarPoint and Acclaim, and other selected public oil and gas companies;

(f)                                    data with respect to other transactions of a comparable nature considered by Orion to be relevant; and

(g)                                 other information, analyses and investigations as Orion considered appropriate in the circumstances.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, including information relating to StarPoint and Acclaim, or provided to us by StarPoint and Acclaim and their affiliates or advisors or otherwise pursuant to our engagement and this Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior management of StarPoint and Acclaim have represented to us, in certificates delivered as at the date hereof, amongst other things, that the information, data, opinions and other materials (the “Information”) provided to us on behalf of StarPoint and Acclaim, as the case may be, are complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the position of StarPoint and Acclaim, or in their respective assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

Orion was not engaged to review any legal, tax or accounting aspects of the Arrangement. We have, with respect to all legal and tax matters relating to the Arrangement and the implementation thereof, relied on advice of legal and tax counsel to StarPoint and express no view thereon. The Arrangement is subject to a number of conditions outside the control of StarPoint and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be

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obtained, without adverse conditions or qualification. In rendering this Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Arrangement Circular.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of StarPoint and Acclaim as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of StarPoint and Acclaim. In addition, we considered the financial condition and prospects of StarPoint and Acclaim as they are reflected in the information and documents reviewed by us. In rendering this Opinion, we have assumed that there are no undisclosed material facts relating to StarPoint and Acclaim or their businesses, operations, capital or future prospects. Any changes therein may affect our Opinion and, although we reserve the right to change or withdraw our Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update our Opinion after today.

We have assumed that amounts available for distribution to holders of TrustCo Units will be distributed to such holders as described in the Arrangement Circular. We have also assumed that no material amount of TrustCo Units will be redeemed by TrustCo in the foreseeable future, that TrustCo will qualify at all times as a “unit trust” and a “mutual fund trust”, both as defined by the Income Tax Act (Canada) and that the TrustCo Units will be qualified investments under the Income Tax Act (Canada) for registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans.

We believe that the analyses and factors considered in arriving at our Opinion are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis o n any particular factor or analysis.

In our analyses and in connection with the preparation of this Opinion, Orion made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While, in the opinion of Orion, the assumptions used in preparing this Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion

Based upon and subject to the foregoing and such other matters, as we consider relevant, it is our opinion that the consideration to be received by StarPoint Securityholders pursuant to the Arrangement is fair, from a financial point of view, to StarPoint Securityholders.

This Opinion may be relied upon by the Board for the purposes of considering the Arrangement and its recommendation to StarPoint Securityholders with respect to the Arrangement, but may not be used or relied upon by any other person or for any other purpose without our express prior written consent. Orion consents to the inclusion of the Opinion in its entirety and a summary thereof in the Arrangement Circular and the filing thereof by StarPoint with the securities regulatory authorities in the relevant Canadian jurisdictions.

Yours very truly,

(signed) Orion Securities Inc.

ORION SECURITIES INC.

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APPENDIX G

INFORMATION CONCERNING TRISTAR OIL & GAS LTD.

NOTES ON RESERVES DATA

The determination of oil and gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty.  Categories of proved, probable and possible reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery.

The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied.  Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions.

“Reserves” are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: (a) analysis of drilling, geological, geophysical, and engineering data;  (b) the use of established technology; and (c) specified economic conditions, which are generally accepted as being reasonable and shall be disclosed.  Reserves are classified according to the degree of certainty associated with the estimates.

“Proved” reserves are those reserves that can be estimated with a high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

“Developed Producing” reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

“Developed Non-Producing” reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

“Undeveloped” reserves are those reserves expected to be recovered from know accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to sub-divide the developed reserves for the pool between developed producing and developed non-producing.  This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

“Probable” reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved + probable reserves.

“gross” means:

(a)                                  in relation to an issuer’s interest in production or reserves, its “company gross reserves”, which are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the issuer;

(b)                                 in relation to wells, the total number of wells in which an issuer has an interest; and

(c)                                  in relation to properties, the total area of properties in which an issuer has an interest.

“net” means:

(a)                                  in relation to an issuer’s interest in production or reserves its working interest (operating or non-operating) share after deduction of royalty obligations, plus its royalty interests in production or reserves;

(b)                                 in relation to an issuer’s interest in wells, the number of wells obtained by aggregating the issuer’s working interest in each of its gross wells; and

(c)                                  in relation to an issuer’s interest in a property, the total area in which the issuer has an interest multiplied by the working interest owned by the issuer.

NOTICE TO READER

As at the date hereof, TriStar has not carried on any active business.  Pursuant to the Arrangement, TriStar will acquire the TriStar Assets from StarPoint and Acclaim coincident with the Arrangement becoming effective.  The disclosure in this Appendix has been prepared assuming that the acquisition of the TriStar Assets by TriStar has been completed.  Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the Glossary to the Information Circular.

TRISTAR

1195886 Alberta Ltd. was incorporated under the ABCA on September 30, 2005.  1195886 Alberta Ltd. filed articles of amendment under the ABCA on November 8, 2005 to change its name to TriStar Oil & Gas Ltd. and on November 17, 2005 to create the TriStar Performance Shares.  TriStar has not carried on any active business since incorporation.

The head office of TriStar is located at Suite 3900, 205 - 5th Avenue S.W., Calgary, Alberta and its registered office is located at Suite 1200, 425 – 1st Street S.W., Calgary, Alberta.

TriStar will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Receipt of approval for the listing of the TriStar Common Shares and the TriStar Arrangement Warrants on the TSX or the TSX Venture Exchange is a mutual condition to completion of the Arrangement.  Listing of the TriStar Common Shares and the TriStar Arrangement Warrants on the TSX will be subject to TriStar meeting the original listing requirements of the TSX.  Conditional listing approval has not yet been obtained and there can be no assurance that the TriStar Common Shares and/or the TriStar Arrangement Warrants will be listed on the TSX or any other stock exchange.  If the listing of the TriStar Common Shares and the TriStar Arrangement Warrants on the TSX is not approved, TriStar may consider listing on another exchange.  In the event that such listing approval cannot be obtained, Acclaim and StarPoint could waive the condition and proceed with the Arrangement, in which event Securityholders may receive securities in an unlisted company, or determine not to proceed with the Arrangement.

THE BUSINESS OF TRISTAR

General

Prior to the completion of the Arrangement, TriStar will complete the TriStar Private Placement.  Pursuant to the Arrangement: (i) holders of StarPoint Units will receive 0.1000 of a TriStar Share and 0.0210 of a TriStar Warrant for each StarPoint Unit; (ii) holders of Acclaim Units will receive 0.0833 of a TriStar Share and 0.0175 of a TriStar Warrant for each Acclaim Unit; and (iii) the TriStar Assets will be transferred to TriStar by StarPoint and Acclaim.  TriStar will assume all liabilities, including environmental liabilities, relating to the TriStar Assets.

A complete description of the TriStar Assets, including the natural gas and oil reserves attributable to them, is provided in this Appendix.   Pro forma financial information concerning TriStar, after the acquisition of the TriStar Assets, is provided in the Pro Forma Financial Statements attached as Schedule “A” to this Appendix.  Attached as Schedule “B” to this Appendix are an unaudited pro forma Statement of Net Operating Revenues concerning the principal TriStar Assets for the years ended December 31, 2004 and 2003 and the nine month period ended September 30, 2005, a Statement of Net Operating Revenues concerning certain of the TriStar Assets for the years ended December 31, 2004 and 2003 and the nine month period ended September 30, 2005 and a Schedule of Revenue, Royalties and Operating Expenses for certain of the TriStar Assets for the years ended December 31, 2004 and 2003 and the six month period ended June 30, 2005.  Attached as Schedule “C” to this Appendix is an audited balance sheet of TriStar as at September 30, 2005.

Following the Arrangement, TriStar will engage in the exploration, acquisition, development and production of oil and natural gas reserves, primarily in the provinces of British Columbia, Alberta, Saskatchewan and Manitoba. TriStar will have approximately 1,000 Boe/d of initial production, weighted 75% to light oil and natural gas liquids and 25% to related solution natural gas, and a net interest in approximately 75,000 acres of undeveloped land in southeast Saskatchewan and south central Alberta.

Corporate Strategy

TriStar’s business plan is to create sustainable and profitable per share growth in reserves, production and cash flow in western Canada. To accomplish this, TriStar will pursue an integrated growth strategy including focused acquisitions, together with development and exploration drilling within its initial geographic project areas in southeast Saskatchewan and south central Alberta.

TriStar will pursue the internal generation of exploration plays that have medium risk and multi-zone potential. TriStar intends to maintain a balance between exploration, exploitation and development drilling for oil and gas reserves, although management of TriStar will also consider asset and corporate acquisition opportunities that meet TriStar’s business parameters.  To achieve sustainable and profitable growth, management of TriStar believes in controlling the timing and costs of its projects wherever possible. Accordingly, TriStar will seek to become the operator of its properties to the greatest extent possible. Further, to minimize competition within its geographic areas of interest, TriStar will strive to maximize its working interest ownership in its properties where reasonably possible.  Management of TriStar has industry experience in producing areas in western Canada and has the capability to expand the scope of its activities as opportunities arise.

In reviewing potential drilling or acquisition opportunities, TriStar will give consideration to the following criteria:

(a)                                  risk capital to secure or evaluate the opportunity;

(b)                                 the potential return on the project, if successful;

(c)                                  the likelihood of success; and

(d)                                 risked return versus cost of capital.

In general, TriStar will pursue a portfolio approach in developing a large number of opportunities with a balance of risk profiles and commodity exposure in an attempt to generate sustainable high levels of growth.

It should be noted that the board of directors of TriStar may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to the guidelines discussed above based upon the board’s consideration of the qualitative aspects of the subject properties, including risk profile, technical upside, reserve life and asset quality.

Competition

The oil and natural gas industry is competitive in all its phases.  TriStar will compete with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. TriStar’s competitors will include resource companies which have greater financial resources, staff and facilities than those of TriStar. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.  TriStar anticipates that its competitive position will be equivalent to that of other oil and gas issuers of similar size and at a similar stage of development.

Seasonal Factors

The exploration for and development of oil and natural gas reserves is dependent on access to areas where production is to be conducted.  Seasonal weather variations, including freeze-up and break-up, affect access in certain circumstances.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Compliance with such legislation can require significant expenditures or result in operational restrictions. Breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties, all of which might have a significant negative impact on earnings and overall competitiveness.  See below under the heading “Industry Conditions - Environmental Regulation”.

Personnel

As at the date of the Information Circular, TriStar has no employees.  After giving effect to the Arrangement, TriStar expects that it will have 5 officers and 12 employees at its office in Calgary.  TriStar will seek to add additional employees in the future to meet its growth objectives.

OIL AND NATURAL GAS RESERVES

In accordance with NI 51-101:

(a)                                  Sproule evaluated, effective December 31, 2004, the oil, NGL and natural gas reserves of StarPoint’s wholly-owned subsidiary, SEL;

(b)                                 Sproule evaluated, effective March 31, 2005, the oil, NGL and natural gas reserves of certain assets indirectly acquired by StarPoint from Nexen Inc. on August 9, 2005;

(c)                                  GLJ evaluated, effective December 31, 2004, the oil, NGL and natural gas reserves of APF Energy Trust; and

(d)                                 McDaniel evaluated, effective March 31, 2005, the oil, NGL and natural gas reserves of certain assets indirectly acquired by StarPoint from EnCana Corporation on June 30, 2005.

For the purposes of preparing the disclosure in this Appendix, Sproule, GLJ and McDaniel, respectively, have prepared mechanical updates, effective September 30, 2005, of each of the reports described above with respect to those properties to be transferred by StarPoint to TriStar pursuant to the Arrangement.  The mechanical updates update the reports to account for production from the applicable properties from the original effective dates of the reports to September 30, 2005 and to give effect to the pricing assumptions described below under the headings “Pricing Assumptions – Constant Prices and Costs” and “Pricing Assumptions – Forecast Prices and Costs”.   The mechanical updates are not new evaluations of the applicable properties and do not take into account any factors after the original preparation dates of the reports, other than taking into account production and revised pricing, as noted.

In accordance with NI 51-101, GLJ evaluated, effective September 30, 2005, the oil, NGL and natural gas reserves attributable to the properties to be transferred from Acclaim to TriStar pursuant to the Arrangement.  The mechanical updates referred to in the preceding paragraph and this evaluation are referred to in this Appendix as the “TriStar Reports”.

The net present value of future net revenue attributable to TriStar’s reserves is stated below without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures, and well abandonment costs for only those wells assigned reserves by Sproule, GLJ and McDaniel.  It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to TriStar’s reserves estimated by Sproule, GLJ and McDaniel represent the fair market value of those reserves.  Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein. The recovery and reserve estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Actual reserves may be greater than or less than the estimates provided herein.

The values shown for income taxes and future net revenue after income taxes were calculated on a stand-alone basis in the TriStar Reports.  The values shown may not be representative of TriStar’s future income tax obligations, tax horizon or after-tax valuation.

The Report of Management and Directors on Reserve Data and Other Oil and Gas Information in Form 51–101F3 of each of StarPoint and Acclaim and the Report on Reserves Data in Form 51–101F2 of each of Sproule, GLJ and McDaniel are attached as Schedule “D” to this Appendix.

Summary of Oil and Gas Reserves – Constant Prices and Costs

	Gross Reserves			Net Reserves
	Light and Medium Crude Oil	Natural Gas Liquids	Natural Gas	Light and Medium Crude Oil	Natural Gas Liquids	Natural Gas
	Mbbls	Mbbls	Mmcf	Mbbls	Mbbls	Mmcf

Proved
Developed Producing	1,959	88	2,238	1,598	71	1,956
Developed Non-Producing	—	—	—	—	—	—
Undeveloped	27	—	12	25	—	12
Total Proved	1,986	88	2,250	1,623	71	1,968
Probable	874	30	871	703	23	769
Total Proved plus Probable	2,860	118	3,121	2,326	94	2,737

Net Present Value of Future Net Revenue of Oil and Gas Reserves – Constant Prices and Costs

	Before Future Income Tax Expenses and Discounted at		After Future Income Tax Expenses and Discounted at
	0%	10%	0%	10%
	(M$)	(M$)	(M$)	(M$)
Proved
Developed Producing	97,265	60,423	78,732	48,913
Developed Non-Producing	—	—	—	—
Undeveloped	1,420	970	885	611
Total Proved	98,685	61,393	79,617	49,524
Probable	42,239	18,272	27,309	11,836
Total Proved plus Probable	140,924	79,665	106,926	61,360

Additional Information Concerning Undiscounted Future Net Revenue – Constant Prices and Costs

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

Total Proved Reserves	167,848	35,140	31,125	486	2,412	98,685	19,068	79,617
Total Proved plus Probable	238,603	50,961	42,754	1,177	2,787	140,924	33,998	106,926

Future Net Revenue by Production Group – Constant Prices and Costs

Future Net Revenue Before Income Taxes and Discounted at 10%
(M$)
Proved
Light and Medium Crude Oil(1)	60,479
Natural Gas(2)	914
Proved plus Probable
Light and Medium Crude Oil(1)	78,180
Natural Gas(2)	1,485

Notes:

(1)                                  Including solution gas and other by-products.

(2)                                  Including by-products, but excluding solution gas from oil wells.

Summary of Oil and Gas Reserves – Forecast Prices and Costs

	Gross Reserves			Net Reserves
	Light and Medium Crude Oil	Natural Gas Liquids	Natural Gas	Light and Medium Crude Oil	Natural Gas Liquids	Natural Gas
	Mbbls	Mbbls	Mmcf	Mbbls	Mbbls	Mmcf

Proved
Developed Producing	1,928	87	2,230	1,573	70	1,948
Developed Non-Producing	—	—	—	—	—	—
Undeveloped	27	—	12	25	—	12
Total Proved	1,955	87	2,242	1,598	70	1,960
Probable	857	30	864	689	23	761
Total Proved plus Probable	2,812	117	3,106	2,287	93	2,721

Net Present Value of Future Net Revenue of Oil and Gas Reserves - Forecast Prices and Costs

	Before Future Income Tax Expenses and Discounted at
	0%	5%	10%	15%	20%
	(M$)	(M$)	(M$)	(M$)	(M$)
Proved
Developed Producing	64,288	50,948	43,137	37,894	34,062
Developed Non-Producing	—	—	—	—	—
Undeveloped	1,057	878	758	670	603
Total Proved	65,345	51,826	43,895	38,564	34,665
Probable	29,887	17,733	13,028	10,508	8,906
Total Proved plus Probable	95,232	69,559	56,923	49,072	43,571

	After Future Income Tax Expenses and Discounted at
	0%	5%	10%	15%	20%
	(M$)	(M$)	(M$)	(M$)	(M$)
Proved
Developed Producing	57,008	44,770	37,643	32,896	29,456
Developed Non-Producing	—	—	—	—	—
Undeveloped	679	562	482	425	381
Total Proved	57,687	45,332	38,125	33,321	29,837
Probable	20,043	11,836	8,647	6,944	5,860
Total Proved plus Probable	77,730	57,168	46,772	40,265	35,697

Additional Information Concerning Undiscounted Future Net Revenue – Forecast Prices and Costs

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

Total Proved Reserves	132,364	27,527	35,765	488	3,239	65,345	7,658	57,687
Total Proved plus Probable	193,330	41,259	51,549	1,179	4,111	95,232	17,502	77,730

Future Net Revenue by Production Group – Forecast Prices and Costs

Future Net Revenue Before Income Taxes and Discounted at 10%
(M$)
Proved
Light and Medium Crude Oil(1)	43,103
Natural Gas(2)	792
Proved plus Probable
Light and Medium Crude Oil(1)	55,711
Natural Gas(2)	1,212

Notes:

(1)                                  Including solution gas and other by-products.

(2)                                  Including by-products, but excluding solution gas from oil wells.

Pricing Assumptions – Constant Prices and Costs

Sproule, GLJ and McDaniel employed the following pricing, exchange rate and inflation rate assumptions as of September 30, 2005 in estimating the above reserves data using constant prices and costs.

Crude Oil
WTI
			Cushing	Edmonton		Natural Gas Liquids
Natural Gas			Oklahoma	Par Price	Pentanes Plus	Butanes	Exchange
Henry Hub	AECO-C Spot	Plant Gate	40° API	40° API	Edmonton	Edmonton	Rate
(US$/Mmbtu)	(CDN$/Mmbtu)	(CDN$/Mmbtu)	(US$/Bbl)	(CDN$/Bbl)	(CDN$/Bbl)	(CDN$/Bbl)	($US/$Cdn)
13.92	10.71	10.41	66.24	76.54	79.50	56.64	0.861

Pricing Assumptions – Forecast Prices and Costs

Sproule, GLJ and McDaniel employed the following pricing and exchange rate assumptions as of September 30, 2005 in estimating the above reserves data using forecast prices and costs.  An inflation rate of 2% was assumed after 2015.

				Crude Oil
				WTI			Natural Gas
				Cushing	Edmonton		Liquids
	Natural Gas			Oklahoma	Par Price	Pentanes Plus	Butanes	Exchange
Year	Henry Hub	AECO-C Spot	Plant Gate	40° API	40° API	Edmonton	Edmonton	Rate
	(US$/Mmbtu)	(CDN$/Mmbtu)	(CDN$/Mmbtu)	(US$/Bbl)	(CDN$/Bbl)	(CDN$/Bbl)	(CDN$/Bbl)	($US/$Cdn)
2005 Q4	13.00	13.10	12.80	65.00	76.50	77.25	56.50	0.840
2006	10.00	10.35	10.10	60.00	70.50	71.25	52.25	0.840
2007	8.25	8.85	8.60	55.00	64.75	66.00	48.00	0.840
2008	7.50	8.10	7.85	51.00	60.00	61.25	44.50	0.840
2009	7.00	7.55	7.30	48.00	56.50	57.75	41.75	0.840
2010	6.75	7.25	7.00	46.50	54.75	55.75	40.50	0.840
2011	6.50	6.95	6.70	45.00	52.75	53.75	39.00	0.840
2012	6.50	6.95	6.70	45.00	52.75	53.75	39.00	0.840
2013	6.65	7.10	6.85	46.00	54.00	55.00	40.00	0.840
2014	6.75	7.25	7.00	46.75	55.00	56.00	40.75	0.840
2015	6.90	7.45	7.20	47.75	56.25	57.50	41.50	0.840
Thereafter	Various Escalation Rates

UNDEVELOPED RESERVES

The following discussion generally describes the basis on which StarPoint and Acclaim, and subsequently TriStar, attribute Proved and Probable Undeveloped Reserves and TriStar’s anticipated plans for developing those Undeveloped Reserves.

Proved Undeveloped Reserves

Proved undeveloped reserves are generally those reserves related to planned infill drilling locations.  The majority of these reserves are planned to be on stream within a two year timeframe.

Probable Undeveloped Reserves

Probable undeveloped reserves are generally those reserves tested or indicated by analogy to be productive, infill drilling locations and lands contiguous to production.  The majority of these reserves are planned to be on stream within a two year timeframe.

SIGNIFICANT FACTORS OR UNCERTAINTIES AFFECTING RESERVES DATA

The process of estimating reserves is complex.  It requires significant judgments and decisions based on available geological, geophysical, engineering, and economic data.  These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.  The reserve estimates contained herein are based on current production forecasts, prices and economic conditions.

As circumstances change and additional data become available, reserve estimates also change.  Estimates made are reviewed and revised, either upward or downward, as warranted by the new information.  Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science.  As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates.  Revisions to reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance.  Such revisions can be either positive or negative.

FUTURE DEVELOPMENT COSTS

The table below sets out the development costs deducted in the estimation of future net revenue attributable to proved reserves (using both constant prices and costs and forecast prices and costs) and proved plus probable reserves (using forecast prices and costs only).

	Constant Prices and Costs	Forecast Prices and Costs
	Proved Reserves	Proved Reserves	Proved Plus Probable Reserves
	(M$)	(M$)	(M$)
2005	465	465	1,156
2006	—	—	—
2007	—	—	—
2008	—	—	—
2009	21	23	—
Remaining Years	—	—	23
Total Undiscounted	486	488	1,179
Total Discounted at 10% per year	474	475	1,157

TriStar will have four sources of funding available to finance its capital expenditure program: internally generated cash flow, long-term debt, equity, and farm-out arrangements.  TriStar expects to fund the above future development costs primarily through internally generated cash-flow and, to a much lesser extent, debt.  The cost of the debt component for funding future development costs is expected to be minimal and to not materially impact the disclosed reserves or future net revenue.

OIL AND GAS PROPERTIES

Principal Properties

The following is a description of the oil and natural gas properties in which TriStar, directly or indirectly, will have an interest following the Arrangement, as at September 30, 2005.  Unless otherwise specified, gross and net acres and well count information are as at September 30, 2005.

Southeast Saskatchewan

The southeast Saskatchewan assets are located approximately 210 kilometres southeast of the City of Regina along the geologically defined Frobisher/Kisbey/Alida subcrop edge.  Working interests range up to 100%, with the average working interest being approximately 62% in this mostly operated land base of 86,768 (68,309 net) undeveloped acres.

The southeast Saskatchewan properties include Rosebank, Carlyle, Hastings and Star Valley.  Production from the southeast Saskatchewan assets is weighted 90% to oil, with the balance being solution gas.  The light oil (32-38° API) is produced from the Frobisher-Alida beds at 1,000 to 1,100 metres depth.

Substantially all of the production in which the company has an interest is pipelined to company owned central facilities including oil, gas and water separation and treating equipment, crude oil pipeline connection, and salt water disposal facilities. Some facilities are connected to solution gas gathering facilities resulting in small quantities of solution gas sales. Some company production is produced to single well batteries where oil and water are separated and trucked to company owned facilities for processing and sale.

The southeast Saskatchewan assets include 68 (42.7 net) producing oil wells and 9 (4.5 net) non-producing oil wells. For the nine month period ended September 30, 2005, 3 (1.2 net) development oils wells were drilled on these properties.  Average production from the southeast Saskatchewan assets during the first nine months of 2005 was 580 BOE/d.

Planned exploration and development activity on the southeast Saskatchewan properties for 2006 includes the drilling of 23 (14.4 net) wells at an estimated total net cost of $10.8 million.

South Central Alberta

The south central Alberta assets are located approximately 130 kilometres east of the City of Calgary.  These assets include an average operated working interest of approximately 59% in 12,744 (6,212 net) acres of undeveloped land in this area. The south central Alberta properties include Countess and Wayne-Rosedale.  Production from the south central Alberta assets is weighted 60% to oil, with the balance being solution gas.

At Wayne-Rosedale light oil (30° API) is produced from the Basal Quartz “B” Pool.  Production is pipelined to a company owned central facility that includes oil, gas and water separation and treating equipment, crude oil and solution gas pipeline connections, and salt water disposal facilities.

The majority of the Countess production is obtained from single well Glauconitic, Basal Quartz and Pekisko oil pools. The medium gravity oil (26-30° API) is produced from Lower Mannville sandstones and Mississippian carbonates at 1,100 to 1,200 metres in depth. The wells produce to single well batteries where oil and water are separated and trucked to 3rd party facilities for custom processing and sale. All single well batteries are pipeline connected for solution gas conservation and sale.

The south central Alberta assets include 57 (42.4 net) producing oil wells and 8 (6.7 net) non-producing oil wells. No wells were drilled on these properties during the nine month period ended September 30, 2005. Average production from the south central Alberta assets during the first nine months of 2005 was 640 BOE/d.

Planned exploration and development activity on the south central Alberta properties for 2006 includes the drilling of 14 (8.5 net) wells at an estimated total net cost of approximately $4.7 million.

West Pembina, Alberta

The West Pembina property is located 100 kilometres southwest of the City of Edmonton.  The property has an average non-operated working interest of 37.5%.  Oil and gas volumes from this property are produced from the Nisku GG Pool and custom processed through a Keyera owned and operated facility.

The West Pembina properties includes 2 (0.4 net) producing oil wells.  No wells were drilled on these properties during the nine month period ended September 30, 2005.  Average production from the West Pembina assets during the first nine months of 2005 was 148 BOE/d.

Planned exploration and development activity at West Pembina for 2006 includes the drilling of 3 (1.0 net) wells at an estimated total net cost of approximately $1.6 million.

OIL WELLS

The following table sets forth the number and status of wells, effective September 30, 2005, in which TriStar will have a working interest after giving effect to the Arrangement.   All of TriStar’s natural gas production will be in the form of solution gas produced from oil wells.

	Producing Wells				Non-Producing Wells
	Oil		Natural Gas		Oil		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	59	42.8	—	—	8	6.7	—	—
Saskatchewan	68	42.7	—	—	9	4.5	—	—
Total	127	85.5	—	—	17	11.2	—	—

PROPERTIES WITH NO ATTRIBUTED RESERVES

The following table summarizes the gross and net acres of unproved properties, effective September 30, 2005, in which TriStar will have an interest and also the number of net acres for which TriStar’s rights to explore, develop or exploit will, absent further action, expire within one year.

	Gross Acres	Net Acres	Net Acres Expiring Within One Year
Manitoba	3,443	2,055	—
Alberta	12,744	6,216	26
Saskatchewan	86,768	68,309	9,144
Total	102,955	76,580	9,170

DRILLING ACTIVITY

The following table sets forth the gross and net exploratory and development wells on the TriStar Assets in which StarPoint, Acclaim and their predecessors participated during the nine months ended September 30, 2005.

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Light and Medium Oil	—	—	3	1.2
Natural Gas	—	—	—	—
Service	—	—	—	—
Dry	—	—	—	—
Total:	—	—	3	1.2

The following table sets forth the gross and net exploratory and development wells on the TriStar Assets in which StarPoint, Acclaim and their predecessors participated during the year ended December 31, 2004.

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Light and Medium Oil	—	—	4	2.5
Natural Gas	—	—	—	—
Service	—	—	1	1.0
Dry	—	—	—	—
Total:	—	—	5	3.5

FORWARD CONTRACTS

TriStar will not be subject to any forward contracts, hedges or collars following the Arrangement.

ADDITIONAL INFORMATION CONCERNING ABANDONMENT AND RECLAMATION COSTS

StarPoint and Acclaim typically estimate well abandonment costs area by area.  Such costs are included in the TriStar Reports as deductions in arriving at future net revenue.

The expected total abandonment costs, net of estimated salvage value, included in the TriStar Reports for 70.9 net wells under the proved reserves category is $3.2 million undiscounted ($1.4 million discounted at 10%), of which a total of $0.4 million is estimated to be incurred in 2005, 2006 and 2007.  This estimate does not include expected reclamation costs for surface leases of $2.1 million undiscounted ($0.9 million discounted at 10%).

TriStar will be liable for its share of ongoing environmental obligations and for the ultimate reclamation of the properties held by it upon abandonment.  Ongoing environmental obligations are expected to be funded out of cash flow.

TAX HORIZON

Based on existing reserves, TriStar estimates that it may be required to pay income taxes in 2006.

COSTS INCURRED

The following table summarizes capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) incurred by StarPoint, Acclaim and their predecessors with respect to the TriStar Assets for the nine months ended September 30, 2005.

	Property Acquisition Costs		Exploration	Development
	Proved Properties	Unproved Properties	and Drilling Costs	and Facilities Costs
Total (M$)	—	—	788	203

The following table summarizes capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) incurred by StarPoint, Acclaim and their predecessors with respect to the TriStar Assets for the year ended December 31, 2004.

	Property Acquisition Costs		Exploration	Development
	Proved Properties	Unproved Properties	and Drilling Costs	and Facilities Costs
Total (M$)	—	—	2,136	715

PRODUCTION ESTIMATES

The following table discloses for each product type the total volume of production estimated by Sproule, McDaniel and GLJ for the final three month period of 2005 in the estimates of future net revenue from proved reserves disclosed above under the heading “Oil and Natural Gas Reserves”.

	Light and Medium Crude Oil	Natural Gas	Natural Gas Liquids	BOE	%
	(Bbls/d)	(Mcf/d)	(Bbls/d)	(BOE/d)
Countess	214	759	2	343	30
Other	720	437	23	815	70
Estimated Total Production	934	1,116	25	1,158

PRODUCTION HISTORY

The following tables disclose, on a quarterly basis for the year ended December 31, 2004 and the nine month period ended September 30, 2005, certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the TriStar Assets.

Average Daily Production Volume

	Three Months Ended
	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005
Natural gas (Mcf/d)	1,760	1,646	1,564
Light and Medium Crude Oil (Bbls/d)	1,194	1,065	968
NGL (Bbls/d)	17	19	17
Total (BOE/d)	1,504	1,358	1,246

	Three Months Ended
	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
Natural gas (Mcf/d)	1,277	1,411	1,477	2,055
Light and Medium Crude Oil (Bbls/d)	1,042	1,036	1,126	1,367
NGL (Bbls/d)	26	28	36	21
Total (BOE/d)	1,281	1,299	1,409	1,731

Prices Received, Royalties Paid, Production Costs and Netback – Light and Medium Crude Oil and NGLs

	Three Months Ended
($ per Bbl)	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005
Prices Received	53.10	54.78	63.46
Royalties Paid	8.32	9.74	11.28
Production Costs	5.98	5.87	5.83
Netback(1)	38.80	39.17	46.35

	Three Months Ended
($ per Bbl)	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
Prices Received	40.39	44.27	49.97	49.59
Royalties Paid	7.44	7.44	9.23	10.75
Production Costs	6.27	5.48	6.09	5.08
Netback(1)	26.69	31.34	34.64	33.77

Note:

(1)                Netback is calculated by deducting royalties paid and production costs from prices received.

Prices Received, Royalties Paid, Production Costs and Netback – Natural Gas

	Three Months Ended
($ per Mcf)	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005
Prices Received	6.98	7.73	7.83
Royalties Paid	0.73	0.72	0.66
Production Costs	0.24	0.25	0.26
Netback(1)	6.01	6.76	6.91

	Three Months Ended
($ per Mcf)	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
Prices Received	6.03	6.51	6.17	6.95
Royalties Paid	0.56	0.52	0.55	0.74
Production Costs	0.21	0.20	0.22	0.21
Netback(1)	5.26	5.79	5.41	5.99

Note:

(1)          Netback is calculated by deducting royalties paid and production costs from prices received.

Production Volume by Field

The following table indicates the average daily production from the important fields comprising the TriStar Assets for the nine months ended September 30, 2005.

Field	Light and Medium Crude Oil	Natural Gas	Natural Gas Liquids	BOE	%
	(Bbls/d)	(Mcf/d)	(Bbls/d)	(BOE/d)
Wayne-Rosedale, AB	152	298	12	214	16
Star Valley, SK	214	126	—	235	17
Carlyle, SK	267	56	—	276	20
Countess, AB	240	1,105	2	426	31
Other	201	79	4	217	16
Total	1,074	1,655	18	1,368

The following table indicates the average daily production from the important fields comprising the TriStar Assets for the year ended December 31, 2004.

Field	Light and Medium Crude Oil	Natural Gas	Natural Gas Liquids	BOE	%
	(Bbls/d)	(Mcf/d)	(Bbls/d)	(BOE/d)
Wayne-Rosedale, AB	157	279	24	228	16
Star Valley, SK	209	107	—	227	15
Carlyle, SK	300	68	—	311	22
Countess, AB	299	1,016	1	470	33
Other	178	85	3	194	14
Total	1,143	1,555	28	1,430

SELECTED FINANCIAL INFORMATION

Financial and Production Information

The following is a summary of selected financial and production information for the TriStar Assets for the periods indicated.  The following information should be read in conjunction with the Statement of Net Operating Income concerning the TriStar Assets for the years ended December 31, 2004 and 2003 and the nine month period ended September 30, 2005 attached as Schedule “B” to this Appendix.

	Nine Months Ended September 30	Year Ended December 31,
(Thousands of dollars)	2005	2004	2003
	(unaudited)

Production Revenue	$21,627	$23,496	$19,616
Royalties	4,138	4,214	3,445
Operating Expenses	3,096	4,235	3,284
Net Operating Income	$14,393	$15,047	$12,887

	Nine Months Ended September 30	Year Ended December 31,
	2005	2004	2003
Production
Oil and NGL (bbls/d)	1,092	1,171	999
Natural gas (mcf/d)	1,655	1,555	925
Oil equivalent (bbls/d)	1,368	1,430	1,153

Management’s Discussion & Analysis

TriStar will have both a short-term and long-term need for capital.  Short-term working capital will be required to finance accounts receivable, drilling deposits and other similar short-term assets, while the acquisition and development of oil and natural gas properties requires large amounts of long-term capital.  There are essentially four methods of financing the capital needs of TriStar, being internally generated cash flow, long-term debt, equity and farm-out arrangements.

TriStar expects to have a bank loan facility in place prior to the Arrangement becoming effective. TriStar will prudently use its bank loan facility to finance its operations as required.  It is expected that this will be the case, particularly in respect of financing the acquisition of producing properties.

In respect of equity financings, there is an active market for this form of financing for Canadian oil and natural gas companies.  TriStar anticipates that it will make use of this form of financing for any significant expansion in its capital programs.

All of TriStar’s expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation.  TriStar has no control over government intervention or taxation levels in the oil and natural gas industry.

The pro forma liability for asset retirement obligations of TriStar was $2.5 million as at September 30, 2005.  TriStar intends to review the asset retirement costs annually.  The liability is the fair value of the estimated future costs to abandon and reclaim TriStar Assets discounted at a credit adjusted risk free rate of 6 percent.  The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings, and for revisions to the estimated future cash flows.

TriStar intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions.  TriStar understands that the TriStar Assets are in substantial compliance, in all material respects, with current environmental legislation and will work with governmental environmental agencies to maintain this level of compliance.

Although TriStar has no set policy, management of TriStar may use financial instruments to reduce corporate risk in certain situations.  TriStar’s strategy for natural gas and crude oil production is to hedge existing or to be acquired production at the discretion of management, to help guarantee a return or to facilitate financings when concluding a business transaction.  TriStar will have no hedging commitments in place upon completion of the Arrangement.

Dividend Policy

TriStar has not declared or paid any dividends on the TriStar Common Shares since its incorporation.  Any decision to pay dividends on the TriStar Common Shares will be made by the board of directors of TriStar on the basis of the corporation’s earnings, financial requirements and other conditions existing at such future time.

TRISTAR SHARE CAPITAL

TriStar Common Shares

TriStar is authorized to issue an unlimited number of TriStar Common Shares.  Holders of TriStar Common Shares are entitled to one vote per share at meetings of shareholders of TriStar, to receive dividends if, as and when declared by the board of directors and to receive pro rata the remaining property and assets of TriStar upon its dissolution or winding-up, subject to the rights of shares having priority over the TriStar Common Shares.

TriStar Performance Shares

TriStar is authorized to issue up to 2,309,657 TriStar Performance Shares without nominal or par value.  The TriStar Performance Shares will rank junior to the TriStar Common Shares, other than as set forth below.  Holders of TriStar Performance Shares will not be entitled to vote at meetings of shareholders of TriStar except as required under the ABCA and will not be entitled to receive dividends.  The TriStar Performance Shares will not be entitled to receive any property or assets of TriStar upon its dissolution or winding-up other than an amount of $0.01 per share in preference over the TriStar Common Shares.

TriStar Performance Shares will be offered to certain employees, contractors, officers and directors of TriStar (the “TriStar Service Providers”) pursuant to the TriStar Private Placement.  Each TriStar Performance Share will be sold for a price of $0.01 per share. TriStar Performance Shares may be transferred to another TriStar Service Provider with the approval of the board of directors of TriStar.

A holder of TriStar Performance Shares shall become entitled to convert the TriStar Performance Shares to acquire TriStar Common Shares on the following terms:

(a)                                  if the closing trading price of the TriStar Common Shares on the TSX or such other stock exchange on which the TriStar Common Shares are listed (the “Market Price”) on the first anniversary of the Effective Date of the Arrangement is greater than $2.75, a holder of Performance Shares shall have the right, from and after such date and until the expiry time of the TriStar Performance Shares, to convert up to 33 1/3% of the total number of TriStar Performance Shares originally issued to such holder into TriStar Common Shares;

(b)                                 if the Market Price of the TriStar Common Shares on the second anniversary of the Effective Date of the Arrangement is greater than $2.75, a holder of Performance Shares shall have the right, from and after such date and until the expiry time of the TriStar Performance Shares, to convert up to 66 2/3% of the total number of TriStar Performance Shares originally issued to such holder into TriStar Common Shares; and

(c)                                  if the Market Price of the TriStar Common Shares on the third anniversary of the Effective Date of the Arrangement is greater than $2.75, a holder of Performance Shares shall have the right, from and after such date and until the expiry time of the TriStar Performance Shares, to convert up to 100% of the total TriStar Performance Shares originally issued to such holder, into TriStar Common Shares.

All of the TriStar Performance Shares will become convertible into TriStar Common Shares in the event of a change of control of TriStar, as defined in the performance share provisions, or in the event of a take-over bid for TriStar.

A holder of a TriStar Performance Share who converts a TriStar Performance Share shall be entitled to receive a portion of a TriStar Common Share determined by subtracting $2.75 from the Market Price of the TriStar Common Shares on the last trading day prior to such conversion and then dividing the difference by the Market Price of the TriStar Common Shares on the last trading day prior to such conversion.

The TriStar Performance Shares shall be deemed to expire at the earliest of the following dates:

(a)                               the date the holder of the TriStar Performance Shares ceases to be a TriStar Service Provider due to their employment with TriStar being terminated for cause,

(b)                              90 days from the date the holder of the TriStar Performance Shares ceases to be a TriStar Service Provider due to any reason other than their employment being terminated for cause;

(c)                               in the event of a change of control of TriStar, as defined in the performance share provisions, the date that is 30 days following the occurrence of the change of control; and

(d)                                 the first business day following the fourth anniversary of the Effective Date of the Arrangement.

Upon the expiry of any TriStar Performance Shares, TriStar will redeem each such share at a redemption price of $0.01 per share and the TriStar Performance Shares so redeemed will be cancelled or, with the approval of the board of directors of TriStar, transferred to another TriStar Service Provider.

The TriStar Performance Shares will operate in concert with the TriStar Stock Option Plan and the number of TriStar Common Shares reserved for issuance under the TriStar Stock Option Plan and the TriStar Performance Shares shall not exceed 10% of the outstanding TriStar Common Shares at any time.

The number of TriStar Performance Shares issued will not exceed 10% of the number of TriStar Common Shares that will be outstanding after completion of the Arrangement.  No TriStar Performance Shares will be issued other than pursuant to the TriStar Private Placement.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of TriStar, effective September 30, 2005, both before and after giving effect to the Arrangement.  See the Pro Forma Consolidated Financial Statements attached as Schedule “A” to this Appendix and the Balance Sheet of TriStar attached at Schedule “C” to this Appendix.

Designation	Authorized	Outstanding as at September 30, 2005 prior to giving effect to the Arrangement	Outstanding as at September 30, 2005 after giving effect to the Arrangement
TriStar Common Shares	Unlimited	$1 (1 share)	$7,500,000 (23,096,569 shares)(1)
TriStar Performance Shares	2,309,657	$nil (nil shares)	$23,097 (2,309,657 shares)(2)
Bank Loan		$nil	Nil(3)

Notes:

(1)                                  Assumes: (i) the issuance of 2,727,273 TriStar FinCo Common Shares pursuant to the TriStar Initial Private Placement, (ii) no Dissent Rights are exercised; (iii) an aggregate of 2,236,912 Acclaim Units and 1,292,200 StarPoint Units are issued pursuant to outstanding Acclaim Incentive Rights and StarPoint Incentive Rights; and (iv) all of the outstanding Acclaim Debentures and StarPoint Debentures are converted into Acclaim Units or StarPoint Units prior to the Effective Time.

(2)                                  Assumes the issuance of 2,309,657 TriStar FinCo Performance Shares pursuant to the TriStar Initial Private Placement.

(3)                                  TriStar expects that a new banking facility will be arranged prior to the Effective Date.

PRIOR SALES

On September 30, 2005, TriStar issued one TriStar Share at a price of $1.00 to facilitate its organization.

STOCK OPTION PLAN

The board of directors of TriStar has adopted a stock option plan (the “TriStar Stock Option Plan”). The TriStar Stock Option Plan is being put before the StarPoint Unitholders and the Acclaim Unitholders for their approval at the Meetings.  A copy of the TriStar Stock Option Plan is set out in Appendix “I” to the Information Circular.  A detailed description of the TriStar Stock Option Plan is provided in the main body of the Information Circular under the heading “Other Matters to be Considered at the Meetings – Approval of the TriStar Stock Option Plan”.

DIRECTORS AND OFFICERS

The name, municipality of residence, principal occupation for the prior five years and proposed position, of each of the directors and officers of TriStar are as follows:

Name and Residence	Position with TriStar	Principal Occupation During Previous Five Years
Paul Colborne Calgary, Alberta	Chairman of the Board of Directors and Chief Executive Officer

President and Chief Executive Officer of StarPoint Energy Ltd. Since September, 2003. From June, 2001 to September, 2003, President, Chief Executive Officer and director of Crescent Point Energy Ltd. From 1993 to February, 2001, President and Chief Executive Officer of Startech Energy Inc.

Brett Herman Calgary, Alberta	Director, President and Chief Operating Officer

Vice President, Finance and Chief Financial Officer of StarPoint Energy Ltd. since September, 2003. From April, 2003 to August, 2003, independent businessman. From September, 2001 to March, 2003, Vice President and Controller of Navigo Energy Ltd. (formerly Ventus Energy Ltd.). From June, 1999 to August, 2001, Controller of Ventus Energy Ltd.

Graham Kidd, Calgary Alberta	Vice-President, Engineering

Vice-President, Corporate Development of StarPoint Energy Ltd. since February, 2005. From January, 2001 to February, 2005, Vice-President, Engineering of Collins Barrow Securities Inc. From June, 2000 to December, 2000, independent businessman.

Eric Strachan Calgary, Alberta	Vice-President, Exploration

Vice-President, Exploration for StarPoint Energy Ltd. since July, 2005. From January, 2005 to June, 2005, manager of geology for StarPoint Energy Ltd. From February 2004, to December, 2004, senior geologist with StarPoint Energy Ltd. From May, 1993 to January, 2004, senior geologist at Upton Resources Inc.

Jeremy Wallis Calgary, Alberta	Vice-President, Land

Vice-President, Land of StarPoint Energy Ltd. since July, 2005. From January, 2005 to June, 2005, Manger, Land with StarPoint Energy Ltd. From July, 2004 to December, 2004, senior land negotiator with StarPoint Energy Ltd. From August, 2002 to January, 2004, senior land negotiator with Navigo Energy Inc. Landman with EnCana Corporation and its predecessors from May, 1998 through August, 2003.

Jim Bertram Calgary, Alberta	Director	President and Chief Executive Officer of Keyera Facilities Income Fund and its predecessor companies.

Name and Residence	Position with TriStar	Principal Occupation During Previous Five Years
J. Paul Charron Calgary, Alberta	Director	President and Chief Executive Officer of Acclaim Energy Inc. since October, 2002. From April, 2000 to October, 2002, Vice-President and Chief Financial Officer of Ketch Energy Ltd.

Fred Coles Calgary, Alberta	Director

Mr. Coles is President of Menehune Resources Ltd., a private oil and gas company. From 1994 to March 2002, he was Executive Chairman of Applied Terravision Services Inc., a computer software development company.

Martin Hislop Calgary, Alberta	Director

Chief Executive Officer of APF Energy Trust from 1996 to June 2005. Mr. Hislop currently serves on the Board of Directors for Rockyview Energy Inc. and previously served on the Board of Bear Creek Energy.

Jim Pasieka Calgary, Alberta	Director and Corporate Secretary

Partner with Heenan Blaikie LLP, a national law firm. From January, 2000 to September, 2001, Vice President, Corporate Development – Venture Capital with Cavendish Investing Ltd., a private investment company.

Robert G. Peters Calgary, Alberta	Director	President of Black Diamond Land Cattle Co. since October 2002. From February 1971 until September 2002, Chairman of the Board of Peters & Co. Limited, an investment company founded by Mr. Peters.

Paul Starnino Bragg Creek, Alberta	Director

President and Chief Executive Officer of E4 Energy Inc. President and Chief Executive Officer of E3 Energy Inc. from October, 2002 to January, 2005. From January, 2002, to March, 2002, President and a consultant to Enerstar Resources. From January, 2001 to January, 2002, Chief Geophysicist at Richland Petroleum.

It is anticipated that TriStar will appoint a Chief Financial Officer prior to the completion of the Arrangement, but the individual who will be appointed as such has not yet been finalized.   Brett Herman will act as interim Chief Financial Officer following completion of the Arrangement if a Chief Financial Officer has not been appointed by that time.

It is anticipated that the Board of Directors of TriStar will have an audit committee, a compensation committee, a reserves committee and an environmental, health and safety committee, but the membership of those committees has yet to be determined.

Each of the directors of TriStar was appointed effective November 14, 2005 and will hold office until the first annual meeting of the TriStar shareholders or until his successor is duly elected or appointed, unless his office be earlier vacated in accordance with the TriStar’s articles or by-laws.

Assuming: (i) the issuance of 2,727,273 TriStar FinCo Common Shares and 2,309,657 TriStar FinCo Performance Shares pursuant to the TriStar Initial Private Placement, (ii) no Dissent Rights are exercised; (iii) an aggregate of 2,236,912 Acclaim Units and 1,292,200 StarPoint Units are issued pursuant to outstanding Acclaim Incentive Rights and StarPoint Incentive Rights; and (iv) all of the outstanding Acclaim Debentures and StarPoint Debentures are converted into Acclaim Units or StarPoint Units prior to the Effective Time, it is anticipated that the directors and officers of TriStar will beneficially own, directly or indirectly, or exercise control or direction over 2,087,758 TriStar Common Shares and 1,130,270 TriStar Performance Shares after giving effect to the Arrangement.  This represents approximately 9.0% of the number of TriStar Common Shares and 48.9% of the number of TriStar Performance

Shares that will be outstanding.  In addition, the directors and officers of TriStar will beneficially own, directly or indirectly, or exercise control or direction over 48,212 TriStar Arrangement Warrants.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

To date, TriStar has not carried on any active business and has not completed a fiscal year of operations.  No compensation has been paid by TriStar to its executive officers or directors and none will be paid until after the Arrangement is completed.  Following the completion of the Arrangement, it is anticipated that the executive officers of TriStar will be paid salaries at a level that is comparable to other oil and gas companies of similar size and character.

As at the date hereof, there are no employment contracts in place between TriStar and any of the executive officers of TriStar and there are no provisions for compensation for the executive officers of TriStar in the event of termination of employment or a change in responsibilities following a change of control.  The TriStar board of directors will consider whether employment contracts should be entered into with each of the executive officers of TriStar following the completion of the Arrangement.

TriStar has not established an annual retainer fee or attendance fee for directors.  However, TriStar may establish directors’ fees in the future and will reimburse directors for all reasonable expenses incurred in order to attend meetings.  It is anticipated that directors will be compensated for their time and effort by granting them options to acquire TriStar Common Shares pursuant to TriStar’s stock option plan.

RISK FACTORS

An investment in TriStar should be considered highly speculative due to the nature of TriStar’s activities and the present stage of its development. Investors should carefully consider the following risk factors:

Operational Risks

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or in personal injury.  In accordance with industry practice, TriStar will not be fully insured against all of these risks, nor are all such risks insurable.  Although TriStar will maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event TriStar could incur significant costs that could have a materially adverse effect upon its financial condition.  Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted.  Demand for such limited equipment or access restrictions may affect the availability of such equipment to TriStar and may delay exploration and development activities.

To the extent TriStar will not be the operator of its oil and gas properties, the company will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

In addition, the success of TriStar will be largely dependent upon the performance of its management and key employees.  TriStar does not have any key man insurance policies and, therefore, there is a risk that the death or departure of any member of management or any key employee could have a material adverse affect on the company.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors beyond the control of TriStar.  The reserve and cash flow information set forth herein represent estimates only.  These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves.  These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of TriStar.  Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material.  These evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years.  The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

Reserve Replacement

TriStar’s future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves TriStar may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in reserves will depend not only on TriStar’s ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that TriStar’s future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Industry and Environmental Matters

The petroleum industry is competitive in all its phases.  TriStar will compete with numerous other participants in the search for the acquisition of oil and natural gas properties and in the marketing of oil and natural gas.  Its competitors will include oil companies which have greater financial resources, staff and facilities than those of TriStar. TriStar’s ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling.

The marketability of oil and natural gas acquired or discovered will be affected by numerous factors beyond the control of TriStar.  These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulation.  Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government which may be amended from time to time.  TriStar’s oil and natural gas operations may also be subject to compliance with federal, provincial and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment.

Volatility of Oil and Gas Prices and Markets

Both oil and natural gas prices are unstable and are subject to fluctuation.  Any material decline in prices could result in a reduction of TriStar’s net production revenue.  The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of TriStar’s reserves.  TriStar might also elect not to produce from certain wells at lower prices.  All of these factors could result in a material decrease in TriStar’s net production revenue causing a reduction in its oil and gas acquisition and development activities.  In addition, bank borrowings available to TriStar will in part be determined by the company’s borrowing base.  A sustained material decline in prices from historical average prices could further reduce such borrowing base, therefore reducing the bank credit available and could require that a portion of its bank debt be repaid.

From time to time TriStar may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, TriStar will not benefit from such increases.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.  It is likely that the market price for the TriStar Common Shares will be subject to market trends generally, notwithstanding the financial and operational performance of the company.

Permits and Licenses

The operations of TriStar may require licenses and permits from various governmental authorities. There can be no assurance that TriStar will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Foreign Currency Exposure

From time to time TriStar may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar or the risk of increased repayments on United States dollar denominated debt if the Canadian dollar declines in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, it will not benefit from the fluctuating exchange rate.

Title to Properties

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells as determined appropriate by management, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat a claim of TriStar which could result in a reduction of the revenue received by the company.

Substantial Capital Requirements; Liquidity

TriStar may have to make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future.  If revenues or reserves decline, TriStar may have limited ability to expend the capital necessary to undertake or complete future drilling programs.  There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the company.  Moreover, future activities may require TriStar to alter its capitalization significantly. The inability of the company to access sufficient capital for its operations could have a material adverse effect on its financial condition, results of operations or prospects.

Issuance of Debt

From time to time TriStar may enter into transactions to acquire assets or shares of other corporations.  These transactions may be financed partially or wholly through debt, which may increase debt levels above industry standards.  TriStar’s articles and by-laws do not limit the amount of indebtedness it may incur.  The level of TriStar’s indebtedness from time to time could impair its ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Kyoto Protocol

In 1994, the United Nations’ Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require nations to reduce their emissions of carbon dioxide and other greenhouse gases. In December 2002, the Government of Canada ratified and signed the Kyoto Protocol.  The Kyoto Protocol has now come into effect. As a result of the ratification of the Kyoto Protocol and the adoption of legislation or other regulatory initiatives designed to implement its objectives by the federal or provincial governments, reductions in greenhouse gases from crude oil and natural gas producers may be required which could result in, among other things, increased operating and capital expenditures for those producers, including TriStar, which may make certain production of crude oil and natural gas by those producers uneconomic resulting in reductions in such production.  Until such legislation or other regulatory initiatives are finalized, the impact of the Kyoto Protocol and any such legislation adopted as a result of its ratification remains uncertain.  The direct or indirect costs of such legislation or regulatory initiatives may adversely affect the business of TriStar.

Abandonment and Reclamation Costs

TriStar will be responsible for compliance with terms and conditions of environmental and regulatory approvals and all laws and regulations regarding abandonment and reclamation in respect of its properties, which abandonment and reclamation costs may be substantial.  A breach of such legislation or regulations may result in the imposition of fines and penalties, including an order for cessation of operations at the site until satisfactory remedies are made.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to resources and various properties in western Canada.  Such claims, in relation to any of TriStar’s lands, if successful, could have an adverse effect on its operations.

Corporate Matters

To date, TriStar has not paid any dividends on its outstanding common shares.  Certain of the directors and officers of TriStar are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of TriStar, as the case may be, and as officers and directors of such other companies.

Possible Failure to Realize Anticipated Benefits of Acquisitions

TriStar may complete acquisitions to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings.  Achieving the benefits of any future acquisitions depends, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as TriStar’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with its own.  The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect TriStar’s ability to achieve the anticipated benefits of these and future acquisitions.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia, Saskatchewan and Manitoba, all of which should be carefully considered by investors in the oil and gas industry.  It is not expected that any of these controls or regulations will affect the operations of TriStar in a manner materially different than they would affect other oil and gas issuers of similar size.  All current legislation is a matter of public record and TriStar is unable to predict what additional legislation or amendments may be enacted.  Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing – Natural Gas

In Canada, natural gas is sold throughout the country at various market hubs that are connected to several pipelines within Canada and the United States.   The transaction price is determined by negotiation between buyers and sellers and includes the utilization of electronic trading platforms and various publications and reference indexes.  Prices depend on many variables including but not limited to supply and demand fundamentals, the price of NYMEX natural gas contracts, distance to alternate markets, pipeline costs, natural gas storage, competing fuels, contract term, weather conditions and foreign exchange rates.  Natural gas exported from Canada is subject to regulation by the National Energy Board (the “NEB”) and the Government of Canada.  The price received for natural gas that is exported depends largely on the same variables noted above including the market hub prices at the delivery end of the export pipelines.  Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. As in the case with oil, natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 cubic meters per day), must be made pursuant to an NEB order.  Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the removal of natural gas from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Pricing and Marketing – Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil.  Such price depends in part on oil type and quality, price of competing fuels, distance to market, the value of refined products, supply/demand balance and other contractual terms.  Oil exporters are also entitled to enter into export contracts and export oil provided that, for contracts that do not exceed one year in the case of light crude oil and two years in the case of heavy crude oil, an export order is obtained from the NEB prior to the export.  Any export pursuant to a contract of longer duration (to a maximum of 25 years) must be made pursuant to an NEB export license and Governor in Council approval.

Pipeline Capacity

Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market natural gas production.  In addition, the prorationing of capacity on the inter provincial pipeline systems also continues to affect the ability to export oil and natural gas.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement (“NAFTA”) among the governments of Canada, the U.S. and Mexico became effective.  The NAFTA carries forward most of the material energy terms contained in the Canada U.S. Free Trade Agreement.  In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the U.S. or Mexico will be allowed, provided that any export restrictions are justified under certain provisions of the General Agreement on Tariffs and Trade, and further provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of the energy resource (based upon the proportion prevailing in the most recent 36 month period or in such other representative period as the parties may agree), (ii) impose an export price higher than the domestic price subject to an exception with respect to certain measures which only restrict the volume of exports, and (iii) disrupt normal channels of supply.  All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import price requirements, such requirements do not apply with respect to enforcement of countervailing and anti dumping orders and undertakings.

The NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes.  The NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

General

In addition to federal regulation, each province has legislation and regulations that govern land tenure, royalties, production rates, environmental protection and other matters.  The royalty regime is a significant factor in the profitability of crude oil, natural gas, natural gas liquids and sulphur production.  Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is also subject to certain provincial taxes and royalties.  Operations not on Crown lands and are subject to the provisions of specific agreements are also usually subject to royalties negotiated between the mineral owner and the lessee.  These royalties are not eligible for incentive programs sponsored by various governments as discussed below.  Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are from time to time carved out of the working interest owner’s interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests or net carried interests.

From time to time the governments of the western Canadian provinces have established incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced recovery projects.  The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. Royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers. However, the trend in recent years has been for provincial governments to allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

On March 3, 2003 the Department of Finance (Canada) released a technical paper entitled “Improving the Income Taxation of the Resource Sector in Canada” (the “Technical Paper”). In November, 2003 the Tax Act was amended to provide the following initiatives applicable to the oil and gas industry (to a maximum of $2,000,000) to be phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28% to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. In addition, the percentage of ARTC that the Corporation will be required to include in federal taxable income will be 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Alberta

Regulations made pursuant to the Mines and Minerals Act (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least 5 years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 m3 exemption is available to production from a reactivated well that has not produced for: (i) a 12 month period, if resuming production in October, November or December of 1992 or January, 1993; or (ii) a 24 month period, if resuming production in February 1993 or later. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997 and expiring June 30, 2007, which, among other things, determines the Crown’s share of crude and processed oil sands products.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and natural gas production against the royalties payable to the Crown by virtue of the Alberta royalty tax credit (“ARTC”) program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per cubic metre and 25% at prices at and above $210 per cubic metre. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average “par price”, as determined by the applicable government department for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non corporate entities from qualifying for the program. Acclaim and StarPoint believe that such rules will not presently preclude the Cracker Operating Entities from being eligible for the ARTC program.

British Columbia

Producers of oil and natural gas in the Province of British Columbia are also required to pay annual rental payments in respect of the Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively.  The amount payable as a royalty in respect of oil depends on the type of oil, the value of the oil, the quantity of oil produced in a month and the vintage of the oil.  Generally, the vintage of oil is based on the determination of whether the oil is produced from a pool discovered before October 31, 1975 (old oil) between October 31, 1975 and June 1, 1998 (new oil) or after June 1, 1998 (third-tier oil). Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production.  The royalty payable on natural gas is determined by a sliding scale based on a reference price, which is the greater of the amount obtained by the producer, and a prescribed minimum price.  As an incentive for the production and marketing of natural gas, which may have been flared, natural gas produced in association with oil has a lower royalty then the royalty payable on non-conservation gas.

On May 30, 2003, the Ministry of Energy and Mines for the province of British Columbia announced an Oil and Gas Development Strategy for the Heartlands (“Strategy”).  The Strategy is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and British Columbia service sector opportunities.  In addition, the Strategy will result in economic and employment opportunities for communities in British Columbia’s heartlands.

Some of the financial incentives in the Strategy include:

Royalty credits of up to $30 million annually towards the construction, upgrading and maintenance of road infrastructure in support of resource exploration and development.  Funding will be contingent upon an equal contribution from industry.

Changes to provincial royalties: new royalty rates for low productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

Saskatchewan

In Saskatchewan, the amount payable as a royalty in respect of oil depends on the vintage of the oil, the type of oil, the quantity of oil produced in a month and the value of the oil. For Crown royalty and freehold production tax purposes, crude oil is considered “heavy oil”, “southwest designated oil” or “non heavy oil other than southwest designated oil”.  The conventional royalty and production tax classifications (“fourth tier oil” introduced October 1, 2002, “third tier oil”, “new oil” or “old oil”) of oil production are applicable to each of the three crude oil types.  The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5% for all “fourth tier oil” to 20% for “old oil”.  Marginal royalty rates are 30% for all “fourth tier oil” to 45% for “old oil”.

The amount payable as a royalty in respect of natural gas is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the quantity produced in a given month, the type of natural gas and the vintage of the natural gas. As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than on non-associated natural gas. The royalty and production tax classifications of gas production are “fourth tier gas” introduced October 1, 2002, “third tier gas”, “new gas” and “old gas”. The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for “fourth tier gas” and 20% for “old gas”.  The marginal royalty rates are between 30% for “fourth tier gas” and 45% for “old gas”.

On October 1, 2002, the following changes were made to the royalty and tax regime in Saskatchewan:

A new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale.  The royalty/ tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65 thousand cubic meters in a month.

A modified system of incentive volumes and maximum royalty/ tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002 was introduced.  The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of zero per cent.

The elimination of the re entry and short section horizontal oil well royalty/ tax categories.  All horizontal oil wells with a finished drilling date on or after October 1, 2002 will receive the “fourth tier” royalty/ tax rates and new incentive volumes.

Manitoba

In Manitoba, a holder of a lease or of an exploration reservation in respect of Crown oil and gas rights is required to pay royalties and a holder of freehold lands is required to pay freehold production taxes.

In Manitoba, Crown royalties pursuant to oil produced on Crown lands is calculated by means of a formula which attaches a multiplying factor depending on the classification of the oil.  The oil is classified as either old oil, new oil, third tier oil or holiday oil, and the multiplying factor attached to each is 1.0, 0.55, 0.47 and 0.00 respectively.  The Crown royalty volume incorporates the multiplying factor of the classification of oil by utilizing one of two formulas, depending on whether the monthly volume of oil in cubic metres produced from a spacing unit is: (1) 50 or less; or (2) more than 50.  As a result of the holiday oil multiplying factor being 0.00, no Crown royalties are payable with respect to holiday oil.

As with Crown royalties, a similar calculation scheme exists for taxation of oil produced pursuant to freehold oil rights.  These tax rates are also dependent upon the categorization of the oil, being either old oil, new oil, third tier oil or holiday oil.  The tax rate on holiday oil, like the Crown royalty rate, is zero.

In Manitoba, Crown royalties to be paid by the holder of a lease or an exploration reservation in respect of Crown gas rights is the amount equal to 12 1/2% of the volume sold, calculated for each producing month to the nearest 0.001 thousand cubic metres.

Land Tenure

Crude oil and natural gas located in the western Canadian provinces is owned predominantly by the respective provincial governments.  Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying periods and on conditions set forth in provincial legislation including requirements to perform specific work or make payments.  Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation.  Environmental legislation provides for restrictions and prohibitions on releases or emissions and regulation on the storage and transportation of various substances produced or utilized in association with certain oil and gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted.  In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities.  As well, applicable environmental laws may impose remediation obligations with respect to property designated as a contaminated site upon certain responsible persons, which include persons responsible for the substance causing the contamination, persons who caused the release of the substance and any past or present owner, tenant or other person in possession of the site.  Compliance with such legislation can require significant expenditures and a breach of such legislation may result in the suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, the imposition of fines and penalties or the issuance of clean up orders.

Environmental legislation in the Province of Alberta has been consolidated into the Environmental Protection and Enhancement Act (Alberta) (the “APEA”), which came into force on September 1, 1993 and the Oil and Gas Conservation Act (Alberta) (the “OGCA”). The APEA and OGCA impose stricter environmental standards, require more stringent compliance, reporting and monitoring obligations and significantly increase penalties. TriStar is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and TriStar will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates. TriStar believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

British Columbia’s Environmental Assessment Act became effective June 30, 1995.  This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental review process.

In December, 2002, the Government of Canada ratified the Kyoto Protocol (“Protocol”).  The Protocol calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 “business-as-usual” levels between 2008 and 2012. Given revised estimates of Canada’s normal emissions levels, this target translates into an approximately 40% gross reduction in Canada’s current emissions. In April, 2005, Environment Canada released “Project Green”, a working paper giving early indications of how implementation was to be achieved. Large Final Emitters (LFEs), being 700 of Canada’s largest emitters, will receive a specific reduction target of 45 mt, and will have the opportunity to purchase domestic offset and technology credits. The exact mechanism for operating in the domestic credit market has yet to be revealed, and the prospect of non-LFE enterprise participating in that market to any great extent is uncertain.

Various incentive funds have also been established to provide seed funding for the purchase of experimental technologies, encourage investment in alternative energy sources, and acquire credits from the domestic and international markets for re-sale to Canadian enterprise.

Environment Canada, in August, 2005, released consultation papers for the management of a system of greenhouse gas offsets in the form of tradable and bankable credits. The credits are created by enterprise, individuals, or municipal government through the implementation of projects registered with the to-be-created offset authority. Standards for quantifying greenhouse gas reductions were also proposed in the consultation paper.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business.

The first trend is the volatility of commodity prices.  Natural gas is a commodity influenced by factors within North America.  The continued tight supply demand balance for natural gas is causing significant elasticity in pricing.  Despite record drilling activity, a strong economy, weather, fuel switching and demand for electrical generation there still exists a tight supply causing prices to remain high.

Crude oil is influenced by the world economy and OPEC’s ability to adjust supply to world demand.  Recently crude oil prices have been kept high by political events causing disruptions in the supply of oil, and concern over potential supply disruptions triggered by unrest in the Middle East.  Political events trigger large fluctuations in price levels.

The impact on the oil and gas industry from commodity price volatility is significant.  During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital.  Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services.  Purchasing land and properties similarly increase in price during these periods.  During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities.  With decreased demand, the prices charged by the various service suppliers also decline.

A second trend within the Canadian oil and gas industry is recent growth in the number of private and small junior oil and gas companies starting up business.  These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation.  Many are able to raise capital and recruit well qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy.  The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Protocol will have on the sector.  Generally during the past year, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry.  TriStar realizes that it must compete with the numerous new companies and their new management teams and development plans in its access to capital.  The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective.  Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in the Information Circular or this Appendix, none of the directors or officers of TriStar, and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects TriStar or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of TriStar will be subject in connection with the operations of TriStar. In particular, certain of the directors and officers of TriStar are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of TriStar or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of TriStar.  Conflicts, if any, will be subject to the procedures and remedies available under the ABCA.  The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of TriStar, or any of their associates, to TriStar, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TriStar.

MATERIAL CONTRACTS

The only material contracts entered into by TriStar, or by StarPoint or Acclaim and affecting TriStar, during the past two years or to which any of them will become a party on or prior to the Effective Date, other than during the ordinary course of business, are as follows:

(a)                                  the TriStar Conveyance Agreement; and

(b)                                 the Arrangement Agreement.

Copies of these agreements may be inspected at the head office of TriStar Suite 700, 400 – 3rd Avenue S.W., Calgary, Alberta during normal business hours from the date of this Information Circular until the completion of the Arrangement.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of TriStar are KPMG LLP, Chartered Accountants, Calgary, Alberta.

Olympia Trust Company, at its principal offices in Calgary, Alberta and its agent’s offices Toronto, Ontario, will be the registrar and transfer agent for the TriStar Common Shares.

SCHEDULE “A”

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Board of Directors of TriStar Oil & Gas Ltd.

We have read the accompanying unaudited pro forma balance sheet of TriStar Oil & Gas Ltd. (“TriStar”) as at September 30, 2005 and the unaudited pro forma statements of operations for the nine months then ended and for the year ended December 31, 2004, and have performed the following procedures:

1.               Compared the figures in the column captioned “TriStar” to the audited balance sheet of TriStar as at September 30, 2005 and found them to be in agreement.

2.               Compared the figures in the columns captioned “TriStar Assets” to the unaudited pro forma statement of net operating revenues for the TriStar Assets for the nine months ended September 30, 2005 and for the year ended December 31, 2004 and found them to be in agreement.

3.               Made enquires of certain officials of TriStar who have responsibility for financial and accounting matters about:

(a)   the basis for the determination of the pro forma adjustments; and

(b)   whether the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials:

(a)   described to us the basis for determination of the pro forma adjustments; and

(b)   stated that the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4.               Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.               Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the other columns as at September 30, 2005 and for the nine months then ended and for the year ended December 31, 2004 and found the amounts in the columns captioned “Pro Forma TriStar” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective.  The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information.  Accordingly, we express no such assurance.  The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) “KPMG LLP”
Chartered Accountants

Calgary, Canada
November 18, 2005

TriStar Oil & Gas Ltd.

Pro Forma Balance Sheet As at September 30, 2005

(Unaudited)

(Thousands of dollars)

	TriStar	Adjustments	Pro Forma TriStar
		(note 2)
Assets
Current assets:
Cash and cash equivalents	$—	$21,044
		(21,044)
		7,500
		23	$7,523
Property and equipment	—	51,062
		5,033
		2,473	58,568
	$—	$66,091	$66,091
Liabilities and Shareholders’ Equity
Asset retirement obligation	$—	$2,473	$2,473
Shareholders’ equity:
Common shares	—	30,018	—
		5,033
		21,044
		7,500
		23
		(642)	62,976
Warrants	—	642	642
Retained earnings	—	—	—
	$—	$66,091	$66,091

See accompanying notes to pro forma financial statements.

TriStar Oil & Gas Ltd.

Pro Forma Statement of Operations

For the nine months ended September 30, 2005

(Unaudited)

(Thousands of dollars except per share amounts)

	TriStar Assets	Adjustments	Pro Forma TriStar
		(note 2)
Revenues:
Petroleum and natural gas	$21,627	$110	$21,737
Royalties	(4,138)	—	(4,138)
	17,489	110	17,599

Expenses:
Operating	3,096	—	3,096
Transportation	—	110	110
General and administrative	—	1,080	1,080
Stock-based compensation	—	547	547
Depletion, depreciation and accretion	—	7,774
		118	7,892
	3,096	9,629	12,725

Earnings before income taxes	14,393	(9,519)	4,874

Taxes:
Capital taxes	—	346	346
Current income taxes	—	3,242	3,242
Future income taxes	—	(1,314)	(1,314)
	—	2,274	2,274

Net earnings	$14,393	$(11,793)	$2,600

Net earnings per share:
Basic and diluted			$0.11

See accompanying notes to pro forma financial statements.

TriStar Oil & Gas Ltd.

Pro Forma Statement of Operations

For the year ended December 31, 2004

(Unaudited)

(Thousands of dollars except per share amounts)

	TriStar Assets	Adjustments	Pro Forma TriStar
		(note 2)
Revenues:
Petroleum and natural gas	$23,496	$120	$23,616
Royalties	(4,214)	—	(4,214)
	19,282	120	19,402

Expenses:
Operating	4,235	—	4,235
Transportation	—	120	120
General and administrative	—	1,440	1,440
Stock-based compensation	—	1,202	1,202
Depletion, depreciation and accretion	—	11,471
		148	11,619
	4,235	14,381	18,616

Earnings before income taxes	15,047	(14,261)	786

Taxes:
Capital taxes	—	385	385
Current income taxes	—	2,403	2,403
Future income taxes	—	(1,749)	(1,749)
	—	1,039	1,039

Net loss	$15,047	$(15,300)	$(253)

Net loss per share:
Basic and diluted			$(0.01)

See accompanying notes to pro forma financial statements.

TriStar Oil & Gas Ltd.

Notes to Pro Forma Financial Statements

As at September 30, 2005 and for the nine months ended September 30, 2005 and the year ended December 31, 2004

(Unaudited)

(Tabular amounts in thousands of dollars)

1.              Basis of presentation:

On September 19, 2005, StarPoint Energy Trust (“StarPoint”) and StarPoint Energy Ltd. entered into an agreement with Acclaim Energy Trust (“Acclaim”) and Acclaim Energy Inc. to combine StarPoint and Acclaim to form a new publicly traded income trust Canetic Resources Trust (“Canetic”). This proposed transaction (the “Transaction”) also includes the formation of TriStar Oil & Gas Ltd. (“TriStar”), a new publicly traded exploration company.

The accompanying unaudited pro forma balance sheet of TriStar as at September 30, 2005 and the unaudited pro forma statements of operations for the nine months ended September 30, 2005 and the year ended December 31, 2004 (the “pro forma financial statements”) have been prepared to reflect the proposed Transaction.

The pro forma financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.  The unaudited pro forma balance sheet gives effect to the assumed transactions and assumptions described in note 2 as if they had occurred at the date of the balance sheet. The pro forma statements of operations give effect to the transactions and assumptions in note 2 as if they had occurred at the beginning of the period being January 1, 2004.  The pro forma financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the pro forma financial statements are in accordance with those disclosed in StarPoint Energy Ltd. and StarPoint’s audited consolidated financial statements as at and for the period ended December 31, 2004 and the unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2005 (collectively, “the StarPoint Historical Financial Statements”).  The pro forma financial statements have been prepared from information derived from and should be read in conjunction with StarPoint’s Historical Financial Statements incorporated by reference in this Information Circular, the balance sheet of TriStar as at September 30, 2005 and the unaudited pro forma statement of net operating revenues of the TriStar Assets for the nine months ended September 30, 2005 and for each of the years in the two year period ended December 31, 2004 included elsewhere in this Information Circular.  In the opinion of management, these pro forma financial statements include all the necessary adjustments for a fair presentation of the ongoing entity.

2.              Pro forma assumptions and adjustments:

In accordance with the Transaction, StarPoint and Acclaim will create TriStar into which each will transfer certain oil and gas properties, being the TriStar Assets.  The acquisition of these properties will be recorded at the fair value of the consideration exchanged. The revenues and operating expenses of TriStar have been derived from the unaudited pro forma statement of net operating revenues of the TriStar Assets included elsewhere in this Information Circular.

The pro forma financial statements give effect to the following assumptions and adjustments:

(a)   Under the Transaction, the TriStar Assets will be sold to TriStar as follows:

i.                  The fair value of the TriStar Assets sold by StarPoint (“StarPoint TriStar Assets”) is $51.1 million.

ii.               The fair value of the TriStar Assets sold by Acclaim (“Acclaim TriStar Assets”) is $5.0 million. In addition, Acclaim will pay cash of $21.0 million.

iii.            In exchange for the StarPoint TriStar Assets, StarPoint will receive approximately 10,900,000 common shares of TriStar (“Common Shares”) and cash of $21.0 million.

iv.           In exchange for the Acclaim TriStar Assets and cash, Acclaim will receive approximately 9,469,000 Common Shares.

As part of the Transaction, a total of approximately 4,278,000 arrangement warrants (“Warrants”) will be issued to the unitholders of StarPoint and Acclaim, as 0.0210 Warrants for each StarPoint unit and as 0.0175 Warrants for each Acclaim unit, which has been reflected in these pro forma financial statements.

(b)         The fair value of the TriStar Assets was determined based on an evaluation of the petroleum and natural gas assets and the undeveloped land being contributed by StarPoint and Acclaim.  The total fair value of the TriStar Assets is comprised of approximately $2.1 million in undeveloped land and $54.0 million in oil and natural gas assets and equipment.

The associated asset retirement obligation of the TriStar Assets was estimated based on the TriStar Assets transferred and assumptions as used in the StarPoint financial statements.

These amounts are estimates, which were made by management at the date of the pro forma financial statements based on information available at that time.  Adjustments may be made to these amounts as values subject to estimates are finalized.

(c)          As part of the Transaction, Canetic will assume all of the debt of StarPoint and Acclaim and all working capital.  As such, no debt or working capital has been allocated to TriStar.

(d)         Cash and cash equivalents has been increased by $7.5 million to account for the assumed proceeds to be received from the initial private placement of approximately 2,727,000 Common Shares at $2.75 per share, and by $23,000 for the assumed issuance of approximately 2,310,000 performance shares (“Performance Shares”) that will be completed as part of the transaction.

(e)          No interest income has been assumed for the purposes of the pro forma statements of operations.

Depreciation, depletion and accretion expense have been adjusted to reflect the application of the appropriate unit-of-production rate for the full cost pool allocated to TriStar based on the estimated proved petroleum and natural gas reserves as determined by independent reserve engineers and the related production of the TriStar Assets.

(f)            General and administrative expenses have been included at $120,000 per month to reflect the estimated costs that will be incurred by TriStar.

(g)         The provision for future income taxes for the nine months ended September 30, 2005 and the year ended December 31, 2004 has been adjusted for the impact of the pro forma adjustments on the pro forma statements of operations and has been calculated using an effective tax rate of 38.0 percent.

(h)         TriStar will issue approximately 2,310,000 non-voting performance shares (“Performance Shares”) at a price of $0.01 per share.  A holder of Performance Shares shall become entitled to convert the Performance Shares into Common Shares on each of the first, second and third anniversaries of their issuance under the following terms: if the closing trading price of the Common Shares on the Toronto Stock Exchange or such other stock exchange on which the Common Shares are listed (the “Market Price”) on these anniversaries is greater than $2.75, a holder of Performance Shares shall have the right, from and after such date and until the expiry time of the Performance Shares, to convert up to 33 1/3 percent of the total number of Performance Shares originally issued to such holder into Common Shares on each of these anniversaries.

The compensation cost that has been charged against earnings in relation to the Performance Shares is estimated to be approximately $547,000 for the nine months ended September 30, 2005, and $1.2 million for the year ended December 31, 2004. The fair value of each Performance Share was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected volatility of 40 percent, risk free rate of 3.5 percent, and expected life of three years.  The performance shares were assumed to be issued at the beginning of the period, being January 1, 2004.

No compensation cost has been recognized for the options that may be granted under the TriStar stock option plan.

(i)             The net income per share has been based on the number of trust units of StarPoint and Acclaim assuming the exercise of all outstanding exchangeable shares, exchangeable debentures, restricted trust units and performance units and the proposed sale of 2,727,273 Common Shares at a price of $2.75 per share pursuant to the initial private placement as though they had occurred at the beginning of the period being January 1, 2004:

	StarPoint Trust units	Acclaim Trust units

Estimated StarPoint and Acclaim trust units outstanding at the effective date of the Plan of Arrangement	102,416,206	109,308,396
Conversion of:
Outstanding exchangeable shares	1,775,728	427,357
Outstanding exchangeable debentures	3,519,613	1,699,860
Outstanding restricted trust units	1,292,200	1,107,691
Outstanding performance units	—	1,129,221
	109,003,747	113,672,525

Exchange ratios	0.1000	0.0833

Total Common Shares outstanding		20,369,296
Common Shares pursuant to initial private placement		2,727,273
Total common shares outstanding		23,096,569

No options are assumed to be issued in the period.  The Performance Shares and Warrants have not been included in the above calculation as they do not have a dilutive effect.

(j)             Share capital represents the fair value of assets and liabilities transferred to TriStar by StarPoint and Acclaim plus the estimated proceeds of the TriStar initial private placement of $7.5 million and the estimated issuance of 2,309,657 Performance Shares for proceeds of $23,000.

(k)          The amount for Warrants of $642,000 represents the fair value of the Warrants issued estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected volatility of 45 percent, risk free rate of 3.5 percent, and expected life of one month.

SCHEDULE “B”

STATEMENTS OF NET OPERATING INCOME

COMPILATION REPORT ON PRO FORMA

STATEMENTS OF NET OPERATING REVENUES

We have read the accompanying unaudited pro forma statement of net operating revenues of the TriStar Oil & Gas Ltd. (“TriStar”) Assets for the nine month period ended September 30, 2005 and for each of the years in the two year period ended December 31, 2004 and have performed the following procedures:

1.               Compared the figures in the column captioned “TriStar Other Assets” to the unaudited statement of net operating revenues of the TriStar Other Assets for the nine month period ended September 30, 2005, and found them to be in agreement.

2.               Compared the figures in the columns captioned “TriStar Other Assets” to the audited statement of net operating revenues of the TriStar Other Assets for each of the years in the two year period ended December 31, 2004, and found them to be in agreement.

3.               Compared the figures in the column captioned “Countess Assets” to the unaudited schedule of revenues, royalties and operating expenses of the Countess Assets for the six month period ended September 30, 2005, and found them to be in agreement.

4.               Compared the figures in the columns captioned “Countess Assets” to the audited schedule of revenues, royalties and operating expenses of the Countess Assets for each of the years in the two year period ended December 31, 2004, and found them to be in agreement.

5.               Recalculated the application of the “Countess Adjustments” to the aggregate of the amounts in the other columns for the nine months ended September 30, 2005, and for each of the years in the two year period ended December 31, 2004 and found the amounts in the columns captioned “TriStar Total Assets” to be arithmetically correct.

6.               Made enquires of certain officials of TriStar who have responsibility for financial and accounting matters about:

(a)          the basis for the determination of the pro forma adjustments; and

(b)         whether the pro forma financial information complies as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials:

(a)          described to us the basis for determination of the pro forma adjustments; and

(b)         stated that the pro forma financial information complies as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

7.               Read the notes to the pro forma financial information, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

Pro forma financial information is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information.  Accordingly, we express no such assurance.  The foregoing procedures would not necessarily reveal matters of significance to the statement of net operating revenues, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) “KPMG LLP”
Chartered Accountants

Calgary, Canada
November 18, 2005

TriStar Oil & Gas Ltd.

Pro Forma Statements of Net Operating Revenues of the TriStar Assets

(Unaudited)

(Thousands of dollars)

Nine months ended September 30, 2005

	TriStar Other	Countess	Countess	TriStar Total
	Assets	Assets	Adjustments	Assets
			(note 1)
Revenues:
Petroleum and natural gas sales	$18,020	$7,214	$(3,607)	$21,627
Royalties	(3,997)	(283)	142	(4,138)
	14,023	6,931	(3,465)	17,489

Operating expenses	(2,683)	(825)	412	(3,096)

Net operating revenues	$11,340	$6,106	$(3,053)	$14,393

Year ended December 31, 2004

	TriStar Other	Countess	Countess	TriStar Total
	Assets	Assets	Adjustments	Assets
			(note 1)
Revenues:
Petroleum and natural gas sales	$16,439	$14,114	$(7,057)	$23,496
Royalties	(3,926)	(576)	288	(4,214)
	12,513	13,538	(6,769)	19,282

Operating expenses	(3,251)	(1,968)	984	(4,235)

Net operating revenues	$9,262	$11,570	$(5,785)	$15,047

Year ended December 31, 2003

	TriStar Other	Countess	Countess	TriStar Total
	Assets	Assets	Adjustments	Assets
			(note 1)
Revenues:
Petroleum and natural gas sales	$13,571	$12,090	$(6,045)	$19,616
Royalties	(3,154)	(582)	291	(3,445)
	10,417	11,508	(5,754)	16,171

Operating expenses	(2,537)	(1,494)	747	(3,284)

Net operating revenues	$7,880	$10,014	$(5,007)	$12,887

See accompanying notes to pro forma financial information.

TriStar Oil & Gas Ltd.

Notes to the Pro Forma Statement of Net Operating Revenues of the TriStar Assets

(Unaudited)

1.              Basis of presentation:

On September 19, 2005, StarPoint Energy Trust (“StarPoint”) and StarPoint Energy Ltd. entered into an agreement with Acclaim Energy Trust (“Acclaim”) and Acclaim Energy Inc. to combine StarPoint and Acclaim to form a new publicly traded income trust Canetic Resources Trust (“Canetic”). This proposed transaction (the “Transaction”) also includes the formation of TriStar Oil & Gas Ltd. (“TriStar”), a new publicly traded exploration company.

The Transaction will be carried out pursuant to a plan of arrangement. Specifically, unitholders of the respective trusts will receive:

(a)          For each StarPoint unit owned, 1.0000 units of Canetic, 0.1000 of a TriStar common share (“Common Share”) and 0.0210 of one arrangement warrant (“Warrant”) of TriStar.

(b)         For each Acclaim unit owned, 0.8333 units of Canetic, 0.0833 of a Common Share and 0.0175 of one Warrant of Tristar.

Each full Warrant will be exercisable into one Common Share at an exercise price of $2.75 for 30 days from the effective date of the Transaction.

As a result of the Transaction, TriStar will acquire certain oil and gas properties from Acclaim with an exchange value of approximately $5.0 million and in consideration will issue approximately 1,827,000 Common Shares. TriStar will also issue approximately 7,641,000 Common Shares at a price of $2.75 per share to Acclaim for proceeds totaling approximately $21.0 million. Lastly, TriStar will acquire certain oil and gas properties from StarPoint with an exchange value of approximately $51.1 million for $21.0 million cash and through the issuance of approximately 10,900,000 Common Shares at a price of $2.75 per share.

The Transaction is subject to regulatory, judicial and shareholder approval and is anticipated to be completed by the end of January 2006.

As a result, the total TriStar Assets will be comprised of (i) the producing assets included in a statement of net operating revenues (the “TriStar Other Assets”) and (ii) additional producing assets (the “Countess Assets”) included in a separate schedule of revenues, royalties and operating expenses. For the period from July 1, 2005 to September 30, 2005, the results for the Countess Assets were included within the results of the TriStar Other Assets.

The acquisition of these properties will be recorded at the fair value of the consideration exchanged.

The pro forma statement of net operating revenues (the “financial information”) has been prepared by management in accordance with the accounting policies described in note 2.

The financial information relates only to working interests in the TriStar Assets. To include the correct ownership interest in the Countess Assets, the results from the separate schedule of revenues, royalties and operating expenses for the Countess Assets has been adjusted by 50%. This adjustment is presented in the “Countess Adjustment” column.

The column “TriStar Total Assets” includes only those net operating revenues which are directly related to the TriStar Assets and are based on the revenues earned and royalties and operating expenses incurred on the properties.  The financial information includes the net operating revenues for the periods prior to and after the acquisition of the TriStar Assets by either StarPoint or Acclaim.  This financial information does not include any expenses related to general and administrative costs, interest, income or capital taxes or any provisions related to depletion, depreciation or asset retirement obligations.

2.              Significant accounting policies:

(a)          Revenues:

Crude oil, natural gas and natural gas liquids sales are recorded when title to the commodity passes to the purchaser, net of related transportation costs.  Revenues do not include any amounts from hedging with financial derivative instruments.

(b)         Operating expenses:

Operating expenses include all costs related to the lifting, gathering and processing of crude oil, natural gas and related products.

AUDITORS’ REPORT

To the Board of Directors of TriStar Oil & Gas Ltd.

We have audited the statement of net operating revenues of the TriStar Other Assets for each of the years in the two year period ended December 31, 2004.  This financial information is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, this financial information presents fairly, in all material respects, the net operating revenues of the TriStar Other Assets for each of the years in the two year period ended December 31, 2004 in accordance with the basis of accounting disclosed in note 2.

(signed) “KPMG LLP”
Chartered Accountants

Calgary, Canada
November 18, 2005

TriStar Oil & Gas Ltd.

Statement of Net Operating Revenues of the TriStar Other Assets

(Unaudited)

(Thousands of dollars)

	Nine months
	ended
	September 30,	Years ended December 31,
	2005	2004	2003

Revenues:
Petroleum and natural gas sales	$18,020	$16,439	$13,571
Royalties	(3,997)	(3,926)	(3,154)
	14,023	12,513	10,417

Operating expenses	(2,683)	(3,251)	(2,537)

Net operating revenues	$11,340	$9,262	$7,880

See accompanying notes to financial information.

TriStar Oil & Gas Ltd.

Notes to the Statement of Net Operating Revenues of the TriStar Other Assets

(Unaudited)

1.              Basis of presentation:

On September 19, 2005, StarPoint Energy Trust (“StarPoint”) and StarPoint Energy Ltd. entered into an agreement with Acclaim Energy Trust (“Acclaim”) and Acclaim Energy Inc. to combine StarPoint and Acclaim to form a new publicly traded income trust Canetic Resources Trust (“Canetic”). This proposed transaction (the “Transaction”) also includes the formation of TriStar Oil & Gas Ltd. (“TriStar”), a new publicly traded exploration company.

The Transaction will be carried out pursuant to a plan of arrangement. Specifically, unitholders of the respective trusts will receive:

(a)          For each StarPoint unit owned, 1.0000 units of Canetic, 0.1000 of a TriStar common share (“Common Share”) and 0.0210 of one arrangement warrant (“Warrant”) of TriStar.

(b)         For each Acclaim unit owned, 0.8333 units of Canetic, 0.0833 of a Common Share and 0.0175 of one Warrant of Tristar.

Each full Warrant will be exercisable into one Common Share at an exercise price of $2.75 for 30 days from the effective date of the Transaction.

As a result of the Transaction, TriStar will acquire certain oil and gas properties from Acclaim with an exchange value of approximately $5.0 million and in consideration will issue approximately 1,827,000 Common Shares. TriStar will also issue approximately 7,641,000 Common Shares at a price of $2.75 per share to Acclaim for proceeds totaling approximately $21.0 million. Lastly, TriStar will acquire certain oil and gas properties from StarPoint with an exchange value of approximately $51.1 million for $21.0 million cash and through the issuance of approximately 10,900,000 Common Shares at a price of $2.75 per share.

The Transaction is subject to regulatory, judicial and shareholder approval and is anticipated to be completed by the end of January 2006.

As a result, the total TriStar Assets will be comprised of (i) the producing assets included in this statement of net operating revenues (the “TriStar Other Assets”) and (ii) additional producing assets (the “Countess Assets”) included in a separate schedule of revenues, royalties and operating expenses. For the period from July 1, 2005 to September 30, 2005, the results for the Countess Assets were included within the results of the TriStar Other Assets.

The acquisition of these properties will be recorded at the fair value of the consideration exchanged.

The statement of net operating revenues of the TriStar Other Assets has been derived from financial information provided by StarPoint and Acclaim and relates only to working interests in the TriStar Assets.

The statement of net operating revenues of the TriStar Other Assets includes only those net operating revenues which are directly related to the TriStar Other Assets and are based on the revenues earned and royalties and operating expenses incurred on the properties. This statement does not include any expenses related to general and administrative costs, interest, income or capital taxes or any provisions related to depletion, depreciation or asset retirement obligations.

2.              Significant accounting policies:

(a)          Revenues:

Crude oil, natural gas and natural gas liquids sales are recorded when title to the commodity passes to the purchaser, net of related transportation costs.  Revenues do not include any amounts from hedging with financial derivative instruments.

(b)         Operating expenses:

Operating expenses include all costs related to the lifting, gathering and processing of crude oil, natural gas and related products.

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

October 31, 2005

Auditors’ Report

To the Directors of EnCana Corporation

At the request of EnCana Corporation, we have audited the Schedule of Revenues, Royalties and Operating Expenses for the years ended December 31, 2004 and 2003 for the Countess Assets. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the Schedule of Revenues, Royalties and Operating Expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for the Countess Assets for each of the years ended December 31, 2004 and 2003 in accordance with the basis of accounting disclosed in note 1.

Chartered Accountants
Calgary, Alberta

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Countess Assets

Schedule of Revenues, Royalties and Operating Expenses

($ thousands)

	Six Months
	Ended June 30,	Year Ended December 31,
	2005	2004	2003
	(unaudited)

Revenues	$7,214	$14,114	$12,090
Royalties	283	576	582
	6,931	13,538	11,508

Operating expenses	825	1,968	1,494

Excess of revenues over operating expenses	$6,106	$11,570	$10,014

See accompanying Notes to Schedule

Countess Assets

Notes to Schedule of Revenues, Royalties and Operating Expenses

For the Years Ended December 31, 2004 and 2003

and the Six Months Ended June 30, 2005 (unaudited)

1.              Basis of presentation

The schedule of Revenues, Royalties and Operating Expenses includes the operating results relating to the Countess Assets.  The results have been compiled on an activity month basis.

The Countess Assets consist of crude oil and natural gas assets as listed in Appendix A which have been offered for sale and are located in the Countess area of South East Alberta.

The Schedule of Revenues, Royalties and Operating Expenses for these properties does not include any provision for the depletion and depreciation, asset retirement costs, future capital costs, impairment of unevaluated properties, administrative costs and income taxes for these properties as these amounts are based on the consolidated operations of the vendor of which these properties form only a part.

2.              Significant accounting policies

(A) Joint Venture Operations

Substantially all of the Property is owned and operated by the vendor therefore the schedules reflect only the vendor’s proportionate interest.

(B) Revenue Recognition

Revenues are recorded net of related transportation costs when the product is delivered.  Gas revenues are based on AECO pricing references used for sales between EnCana operating divisions and do not reflect ultimate marketing related activities.  Oil revenues are based on blended prices established by EnCana marketing for similar product delivered to a common carrier.

(C) Royalties

Royalties are recorded at the time the product is produced and sold.  Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements.  Gas crown royalties are based on the Alberta Government posted reference prices.  Oil crown royalties are taken in kind by the Government of Alberta.  The annual adjustment relating to gas cost allowance is recorded when received.

(D) Operating Expenses

Operating expenses include amounts incurred on extraction of product to the surface, gathering, field processing, treating and field storage.

Countess Assets
Appendix A- Producing wells listing

100/05-06-023-19W4/02
100/04-08-023-19W4/00
100/16-17-023-19W4/00
100/13-16-022-17W4/00
100/15-16-022-17W4/00
100/03-28-022-17W4/00
100/15-34-022-17W4/00
100/08-18-023-16W4/00
100/03-02-023-17W4/00
100/06-11-023-18W4/00
102/10-05-020-15W4/00
100/10-06-020-15W4/00
100/02-11-020-16W4/00
100/03-23-019-18W4/02
100/14-24-019-18W4/03
100/08-27-019-18W4/00
100/14-27-019-18W4/00
100/04-35-019-18W4/02
102/14-28-019-13W4/00
102/11-36-019-13W4/00
100/03-08-020-13W4/02
102/14-09-020-13W4/00
100/16-33-020-17W4/02
100/02-35-020-17W4/00
102/06-35-020-17W4/02
100/04-05-021-17W4/00

SCHEDULE “C”

AUDITED BALANCE SHEET

AUDITORS’ REPORT

To the Board of Directors of TriStar Oil & Gas Ltd.

We have audited the balance sheet of TriStar Oil & Gas Ltd (“TriStar”) as at September 30, 2005.  This financial statement is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of TriStar as at September 30, 2005 in accordance with Canadian generally accepted accounting principles.

(signed)  “KPMG LLP”

Chartered Accountants

Calgary, Canada

November 18, 2005

TriStar Oil & Gas Ltd.

Balance sheet

As at September 30, 2005

Assets

Current Assets:
Cash	$1

Shareholders’ Equity

Share capital (note 2)	$1

Subsequent events (note 3)

See accompanying notes to financial statements.

On behalf of the Board of TriStar Oil & Gas Ltd.

(signed) “Jim Bertram”

Jim Bertram

Director

(signed) “Paul Starnino”

Paul Starnino

Director

TriStar Oil & Gas Ltd.

Notes to Financial Statements

As at September 30, 2005

1.     Incorporation and financial presentation:

TriStar Oil & Gas Ltd. (the “Company” or “TriStar”) was incorporated pursuant to the Business Corporations Act (Alberta) on September 30, 2005.  The Company has not carried on active business since incorporation.  The accompanying balance sheet has been prepared by management in accordance with Canadian generally accepted accounting principles.

2.     Share capital:

(a) Authorized:

(i) An unlimited number of voting common shares (“Common Shares”).

(b) Common Shares issued:

	Number of
	Common
	Shares	Amount

Issued on incorporation and balance at September 30, 2005	1	$1

3.     Proposed transaction:

On September 19, 2005, StarPoint Energy Trust (“StarPoint”) and StarPoint Energy Ltd. entered into an agreement with Acclaim Energy Trust (“Acclaim”) and Acclaim Energy Inc. to combine StarPoint and Acclaim to form a new publicly traded income trust Canetic Resources Trust (“Canetic”). This proposed transaction (the “Transaction”) also includes the formation of TriStar, a new publicly traded exploration company.

The Transaction will be carried out pursuant to a plan of arrangement. Specifically, unitholders of the respective trusts will receive:

(a)   For each StarPoint unit owned, 1.0000 units of Canetic, 0.1000 of a Common Share and 0.0210 of one arrangement warrant (“Warrant”) of TriStar.

(b)   For each Acclaim unit owned, 0.8333 units of Canetic, 0.0833 of a Common Share and 0.0175 of one Warrant of Tristar.

Each full Warrant will be exercisable into one Common Share at an exercise price of $2.75 for 30 days from the effective date of the Transaction.

As a result of the Transaction, TriStar will acquire certain oil and gas properties from Acclaim with an exchange value of approximately $5.0 million and in consideration will issue approximately 1,827,000 Common Shares. TriStar will also issue approximately 7,641,000 Common Shares at a price of $2.75 per share to Acclaim for proceeds totaling approximately $21.0 million. Lastly, TriStar will acquire certain oil and gas properties from StarPoint with an exchange value of approximately $51.1 million for $21.0 million cash and through the issuance of approximately 10,900,000 Common Shares at a price of $2.75 per share.

The acquisition of these properties will be recorded at the fair value of the consideration exchanged.

The Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed by the end of January 2006. Contingent upon the approval of the Transaction, the following are anticipated to occur:

(a)   A stock option plan will be established by the Company. The total amount of options that can be issued under the proposed stock option plan cannot exceed ten percent of the outstanding Common Shares when the total Performance Shares are added to the total stock options issued.

(b)   A private placement will take place with gross proceeds of $7.5 million consisting of approximately 2,727,000 Common Shares at a price of $2.75 per Common Share.

(c)   TriStar will issue approximately 2,310,000 non-voting performance shares (“Performance Shares”) at a price of $0.01 per share.  A holder of Performance Shares shall become entitled to convert the Performance Shares into Common Shares on each of the first, second and third anniversaries of their issuance under the following terms: if the closing trading price of the Common Shares on the Toronto Stock Exchange or such other stock exchange on which the Common Shares are listed (the “Market Price”) on these anniversaries is greater than $2.75, a holder of Performance Shares shall have the right, from and after such date and until the expiry time of the Performance Shares, to convert up to 33 1/3 percent of the total number of Performance Shares originally issued to such holder into Common Shares on each of these anniversaries.

APPENDIX H

INFORMATION CONCERNING CANETIC RESOURCES TRUST

Schedule A – Pro Forma Consolidated Financial Statements of Canetic Resources Trust

Schedule B – Audited Balance Sheet of Canetic Resources Trust

CANETIC RESOURCES TRUST

General

Canetic Trust is an open-end unincorporated trust established under the laws of the Province of Alberta pursuant to the Canetic Trust Indenture. The principal office of Canetic Trust is located at 1900, 255 - 5th Avenue S.W., Calgary, Alberta, T2P 3G6.

Following completion of the Arrangement, Canetic Trust will own, directly or indirectly, all of the outstanding common shares of Canetic (“Canetic Common Shares”), all of the outstanding Canetic Notes, the Canetic NPIs and securities of the other Canetic Operating Entities. Canetic will be the corporation resulting from the amalgamation of AEI, SEL and certain other subsidiaries.

Canetic and the other Canetic Operating Entities will be actively involved in the acquisition, production, processing, transporting and marketing of crude oil, natural gas liquids and natural gas primarily in Alberta, British Columbia, Saskatchewan, Manitoba, North Dakota, Montana and Wyoming. Canetic Trust will participate in the cash flow from such business through its direct and indirect ownership of the Canetic Operating Entities Securities.

Organizational Structure of Canetic Resources Trust

The following diagram sets forth the simplified organizational structure of Canetic Trust upon completion of the Arrangement:

Notes:

(1)                                  Canetic Unitholders will own 100% of the equity of Canetic Trust.

(2)                                  Cash distributions will be made to Canetic Unitholders monthly based upon Canetic Trust’s cash flow.

(3)                                  Cash flow represents payments to be made on or in respect of the Canetic Operating Entity Securities.

(4)                                  The other Canetic Operating Entities will be direct or indirect wholly owned subsidiaries of Canetic Trust.

(5)                                  Canetic will hold all of the assets formerly held by Acclaim and StarPoint, other than the TriStar Assets which will be transferred to TriStar pursuant to the Arrangement.

Summary Description of Business

Canetic Resources Trust

The principal undertaking of Canetic Trust will be to indirectly acquire and hold, through Canetic and the other Canetic Operating Entities, interests in petroleum and natural gas properties and assets related thereto.

Pursuant to the Arrangement, Canetic Trust will own, directly or indirectly, all of the assets of Acclaim and StarPoint other than the TriStar Assets which will be transferred to TriStar pursuant to the Arrangement. Canetic

Trust will retain all of the liabilities of Acclaim and StarPoint, including liabilities relating to corporate and income tax matters. For further information on the Plan of Arrangement, see the section of the Information Circular entitled “The Arrangement”.

Canetic Trust’s primary assets will consist of all of the outstanding Canetic Common Shares, the Canetic Notes, the Canetic NPIs and the other Canetic Operating Entities Securities.

Canetic Trust’s distribution policy will initially be set at $0.23 per Canetic Unit per month beginning with the first distribution payable following closing of the Arrangement. It is anticipated that this distribution policy will result in a 2006 payout ratio of approximately 60 percent based on a commodity price forecast of US$55 WTI for oil and C$8.25 AECO for natural gas. Canetic Trust anticipates that its target payout ratio on a go forward basis will be approximately 60 to 65 percent. Future distributions and the actual payout ratio will be subject to the discretion of the Canetic Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment. See also, “Information Concerning Canetic Resources Trust – Risk Factors.”

Canetic Operating Entities

Canetic, directly and through the other Canetic Operating Entities, will be actively involved in the acquisition, development, exploitation, production, processing, upgrading and marketing of crude oil, natural gas liquids and natural gas primarily in Alberta, British Columbia, Saskatchewan, Manitoba, North Dakota, Montana and Wyoming. See also, “Business and Properties”, “Statement of Reserves Data and Other Oil and Gas Information” and “Additional Information Respecting Canetic Resources Inc.”.

BUSINESS AND PROPERTIES

Canetic and the other Canetic Operating Entities will be, directly and indirectly, actively involved in the acquisition, development, exploitation, production, processing, upgrading and marketing of crude oil, natural gas liquids and natural gas primarily in Alberta, British Columbia, Saskatchewan, Manitoba, North Dakota, Montana and Wyoming. References in this section to Canetic include the other Canetic Operating Entities unless the context otherwise requires.

General Development of the Business

Certain information relating to the oil and natural gas properties discussed in this Appendix is limited to the period of time during which Acclaim or StarPoint were the owners of such properties. Any information relating to periods prior to the effective date of such acquisitions is based upon publicly available information or the records of Acclaim or StarPoint, as the case may be. While Acclaim and StarPoint have no reason to believe that such information is not accurate, Acclaim and StarPoint can provide no assurance that such information is accurate.

The principal business of Canetic will be to acquire, explore, develop and produce oil and natural gas reserves primarily in western Canada and the Northern U.S. Canetic will focus its efforts primarily on acquisition opportunities, especially those that offer a stable production base with the potential of upside through development drilling and production optimization. Canetic will endeavor to maintain a high working interest in its core areas, which is expected to enable it to maximize operational flexibility and to better control the nature and timing of its expenditures.

Oil and Gas Properties

The following is a description of the principal oil and natural gas properties which will be held by Canetic upon completion of the Arrangement. Unless otherwise specified, production estimates, gross and net acres and well count information are as at September 30, 2005. Reserve amounts are stated, before deduction of royalties as at September 30, 2005, based on escalating cost and price assumptions as evaluated in Canetic Trust Engineering Report. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties due to the effects of aggregation.

Canetic ‘s operations will be entirely land-based and are focused primarily in western Canada, concentrated in eight geographic operating districts. Canetic will initially operate approximately 80 percent of its production and will have a large opportunity profile for continued growth through its detailed technical analysis and operational expertise. Canetic will have minor interests in the United States.

Williston District

Greater Queensdale, Saskatchewan

The Greater Queensdale properties are located in southeast Saskatchewan about 100-150 kilometers north and east of Estevan.

This area’s main producing assets include portions of the Queensdale Frobisher-Alida Pool, Alida West Frob-Alida Pool (Edenvale), Cantal Frobisher-Alida Pool, Nottingham South Frob-Alida Pool, Rosebank Alida Pool, and the Ingoldsby Frobisher Alida Pool. The light oil (30-38°API) is produced from the Frobisher-Alida beds at 1,000 to 1,400 meters depth. Substantially all of the production in which Canetic will have an interest is pipelined to company owned central facilities including oil, gas and water separation and treating equipment, crude oil pipeline connection, and salt water disposal facilities. Canetic has a working interest in the NAL-operated Nottingham gas plant at 8-17-5-32 W1 and associated gas-gathering system where the majority of the areas conserved solution gas is processed.

Average daily production from this area for the third quarter of 2005 was 4,331 Mcf/d of natural gas and 8,051 Bbls/d of crude oil and liquids for total production of 8,773 Boe/d. Canetic ‘s total proved plus probable reserves in this property as of September 30, 2005, will amount to 14,975 MBoe, consisting of 13,860 Mbbl of oil and 6,690 MMcf of natural gas.

Greater Midale, Saskatchewan

The Greater Midale properties are located in southeast Saskatchewan about 50-100 kilometers north and west of Estevan.

The Greater Midale area’s main producing assets include portions of the Bryant Midale Pool, Tatagwa Midale Pool, Radville Midale Pool, Midale Frobisher Pool and the Innes Frobisher Pool. The medium oil (22-29° API) is produced from the Midale and Frobisher beds at 1,200 to 1,400 meters depth. Substantially all of the production in which Canetic will have an interest is pipelined to central facilities owned by Canetic Trust including oil, gas and water separation and treating equipment, crude oil pipeline connection, and salt water disposal facilities. Some facilities are connected to solution gas gathering facilities resulting in small quantities of solution gas sales. Some production is produced to single well batteries where oil and water are separated and trucked to Canetic owned facilities for processing and sale.

Average daily production from this area for the third quarter of 2005 was 55 Mcf/d of natural gas and 2,261 Bbls/d of crude oil and liquids for total production of 2,270 Boe/d. Canetic ‘s total proved plus probable reserves in this property as of September 30, 2005, will amount to 5,413 MBoe, consisting of 5,370 Mbbl of oil and 255 MMcf of natural gas.

Heward/Handsworth, Saskatchewan

The Heward/Handsworth properties are located in southeast Saskatchewan about 100 kilometers north of Estevan.

This area’s main producing assets include portions of the Heward Frobisher-Alida Pool, Hartaven Alida Pool, Melrose Frobisher-Alida Pool, Handsworth Alida Pool and Pheasant Rump Alida Pool. The medium to light oil (26-32° API) is produced from the Frobisher-Alida beds at 1,000 to 1,100 meters depth. Substantially all of the production in which StarPoint has an interest is pipelined to company owned central facilities including oil, gas and water separation and treating equipment, crude oil pipeline connection, and salt water disposal facilities. Some facilities are connected to solution gas gathering facilities resulting in small quantities of solution gas sales as noted.

Some company production is produced to single well batteries where oil and water are separated and trucked to company owned facilities for processing and sale.

Average daily production from this area for the third quarter of 2005 was 1,303 Bbls/d of crude oil. Canetic ‘s total proved plus probable reserves in this property as of September 30, 2005, will amount to 3,726 Mbbl of oil.

US Properties

The US properties are located in eastern Montana and southwest North Dakota about 200-300 kilometers south of Estevan. Canetic will have working interests ranging from 19% to 100%.

This area’s main producing assets include portions of the Brush Mountain Ratcliffe Pool, Tracy Mountain Tyler Pool and Davis Creek Madison Pool. The light oil (35-42° API) is produced from the Mississippian Madison and Pennsylvanian Tyler beds at 2,500 to 3000 meters depth.

Substantially all of the production in which StarPoint has an interest is produced to single well batteries where oil, water and gas are separated; gas is consumed as wellsite fuel or flared, oil and water are trucked for sale and disposal respectively.

Average daily production from this area for the third quarter of 2005 was 375 Bbls/d of crude oil and liquids. Canetic ‘s total proved plus probable reserves in this property as of September 30, 2005, will amount to 2,723 MBoe, consisting of 2,656 Mbbl of oil and 399 MMcf of natural gas.

US Properties – Coalbed Methane (“CBM”)

The US CBM properties are located the Powder River Basin, located north of Casper, Wyoming, USA. The properties have 14,437 net acres of undeveloped land with an average working interest of 47%. During 2004, 79 (27.6 net) development CBM wells and 2 (1.7 net) injection wells were drilled on these properties. For the nine months ended September 30, 2005, 51, (12.5 net) wells were drilled on these properties.

Average daily production from the Powder River Basin assets for the third quarter of 2005 was 3,995 Mcf/d of natural gas. Canetic ‘s total proved plus probable company interest reserves in this area as of September 30, 2005, total 19,748 MMcf of natural gas.

Southern District

Countess, Alberta

The Countess properties are located in southern Alberta, approximately 130 kilometres southeast from the City of

Calgary, Alberta.

Countess – APF

These are predominantly shallow gas assets targeting the Medicine Hat/Milk River formations at an average depth of 550 meters. Canetic facilities at Countess, Alberta are comprised of a compressor and processing facility and several booster compressors. The compression facilities supply gas to pipelines for sales distribution.

Average daily production from this area for the third quarter of 2005 was 12,691 Mcf/d of natural gas and 5 Bbls/d of crude oil and liquids for total production of 2,120 Boe/d. Canetic ‘s total proved plus probable reserves in this property as of September 30, 2005, will amount to 6,905 MBoe, consisting of 3 Mbbl of NGL and 41,409 MMcf of natural gas.

Countess – EnCana Acquisition

The properties in this area will have a working interest between 50 and 100%.

The majority of the Countess production is obtained from the Rosemary Lower Mannville Z and RR oil pools and the Duchess Lower Mannville X and VVV oil pools which are currently under active waterflood schemes. A small portion of the production is obtained from single well batteries. The medium oil (26-33° API) is produced from Lower Mannville sandstones at 1,100 to 1,200 metres in depth.

Substantially all of the Countess production will be pipelined to one of two 100% working interest central facilities located at Rosemary and Duchess. The central facilities will include oil, gas and water separation and treating equipment, crude oil pipeline connection, salt water disposal facilities, and solution gas gathering facilities. A small portion of the production is produced to single well batteries where oil and water are separated and trucked to various area facilities for processing and sale.

Average daily production from this area for the third quarter of 2005 was 2,136 Mcf/d of natural gas and 1,510 Bbls/d of crude oil and liquids for total production of 1,866 Boe/d. Canetic ‘s total proved plus probable reserves in this property as of September 30, 2005, will amount to 5,532 MBoe, consisting of 4,398 Mbbl of oil, 20 Mbbl of NGL and 6,680 MMcf of natural gas.

Alderson, Alberta

The Alderson properties are located in southern Alberta, approximately 190 kilometres southeast from the City of

Calgary. The properties in this area will have an average operated working interest of 100%.

The majority of the Alderson production will be obtained from the Suffield West Arcs D and Lower Mannville D3D and E3E oil pools and several Alderson Lower Mannville oil pools which are currently under active waterflood schemes. A small portion of the production will be obtained from single well batteries. The medium oil (27-31° API) is produced from Lower Mannville sandstones at 900 to 1,000 meters depth and the Arcs Nisku carbonate formation at approximately 1,250 metres in depth.

Substantially all of the Alderson production will be pipelined to one of four 100% working interest central facilities located at Suffield West and Alderson. The central facilities will include oil, gas and water separation and treating equipment, crude oil pipeline connection, salt water disposal facilities, and solution gas gathering facilities. A small portion of the production will be produced to single well batteries where oil and water will be separated and trucked to various area facilities for processing and sale.

Average daily production from this area for the third quarter of 2005 was 807 Mcf/d of natural gas and 1,641 Bbls/d of crude oil and liquids for total production of 1,776 Boe/d. Canetic ‘s total proved plus probable reserves in this property as of September 30, 2005, will amount to 6,256 Boe, consisting of 5,982 Mbbl of oil, 4 Mbbl of NGL and 1,620 MMcf of natural gas.

Innisfail, Alberta

The Innisfail properties are located in central Alberta, south of Red Deer. Drilling activity at Innisfail targets shallow Edmonton Sand gas and deeper Pekisko and Leduc oil.

Average daily production from this area for the third quarter of 2005 was 4,114 Mcf/d of natural gas and 736 Bbls/d of crude oil and liquids for total production of 1,442 Boe/d. Canetic ‘s total proved plus probable reserves in this property as of September 30, 2005, will amount to 6,880 MBoe, consisting of 3,305 Mbbl of oil, 897 Mbbl of NGL and 16,068 MMcf of natural gas.

Sibbald/Acadia, Alberta

The Sibbald/Acadia property is located approximately 260 kilometers east of Calgary, Alberta. Canetic will have an average working interest of 67%. The facilities on the property in which Canetic has an interest consist of two multi-well oil batteries and one single well oil battery.

Average daily production from this area for the third quarter of 2005 was 552 Bbls/d of crude oil and liquids. Canetic ‘s total proved plus probable reserves in this property as of September 30, 2005, will amount to 3,874 MBoe, consisting of 3,732 Mbbl of oil, 4 Mbbl of NGL and 827 MMcf of natural gas.

Border Plains District

Provost, Alberta

The Provost properties are located in eastern Alberta, approximately 260 kilometres southeast from the City of Edmonton, Alberta. The properties in this area will have an average operated working interest of approximately 100%.

The majority of the Provost production will be obtained from the Provost Lloydminster O and Sparky D oil pools and the Hayter Sparky FF, GG, T and W oil pools. The Provost oil pools are currently under active waterflood schemes and the Hayter pool will commence waterflood once Alberta Energy and Utilities Board (the “EUB”) approval is obtained. A small portion of the production will be obtained from Cummings and Colony oil pools at Provost and Cummings and General Petroleum oil pools at Hayter. The medium and heavy oil (20-25° API) will be produced from Middle and Lower Mannville sandstones at 700 to 900 metres in depth.

The majority of the production will be processed through a pipeline connected 100% working interest central facility located at Provost. The central facility will include oil, gas and water separation and treating equipment, crude oil pipeline connection, salt water disposal facilities, and solution gas gathering facilities. Gas production at Hayter will be custom processed through a third party facility.

Average daily production from this area for the third quarter of 2005 was 332 Mcf/d of natural gas and 1,626 Bbls/d of crude oil and liquids for total production of 1,681 Boe/d. Canetic ‘s total proved plus probable reserves in this property as of September 30, 2005, will amount to 9,367 MBoe, consisting of 9,052 Mbbl of oil, 63 Mbbl of NGL and 1,514 MMcf of natural gas.

Furness, Saskatchewan

The greater Furness area is located in western Saskatchewan in Townships 48 and 49, Ranges 26 through 28 W3M. Furness was acquired late in 2003 pursuant to the acquisition of Exodus Energy Ltd. and is primarily a heavy oil field. The primary producing zone of interest is the Sparky Sand, with additional production provided from the Mclaren and General Petroleum Formations.

Acclaim has a 75% working interest in a central oil battery that is connected to a sales oil pipeline. The battery is located at 14-08-048-27W3M and is capable of handling 1,600 Bbls/d of oil.

Average daily production from this area for the third quarter of 2005 was 1,913 Bbls/d of crude oil. Canetic ‘s proved plus probable reserves in this property as of September 30, 2005 will be 5,195 MBoe.

South Central District

Acheson, Alberta

The Acheson area is west of the City of Edmonton and includes interests in the Acheson D-3A Unit, the Acheson Lower Cretaceous Unit No. 1, the Acheson North D-2 Pool Unit and non-unit production. Canetic ‘s overall working interest in the area is 99.7%.

Gas is processed at the 100% working interest operated 5-2-53-26W4M Acheson gas plant, capable of processing 25 MMcf/d of gas. The oil from the 100% owned Acheson field is processed at the unit battery facility located at the 5-2-53-26W4 site.

Acheson is a multi-zone area with production coming from the Leduc, Nisku, Detrital, Basal Quartz and Viking zones. The Leduc Formation is characterized by the development of numerous isolated reef complexes and a broad carbonate shelf, all of which developed on the Cooking Lake platform and is responsible for the majority of Acheson’s current production. The D-3A Pool started blow down in June 2003 by the controlled production of reservoir and injected hydrocarbons following the termination of an enhanced recovery scheme to increase the recovery of original oil reserves.

Average daily production from this area for the third quarter of 2005 was 3,641 Bbls/d of crude oil and liquids and 19,597 Mcf/d of natural gas for total production of 6,907 Boe/d. Canetic ‘s total proved plus probable reserves in the property as of September 30, 2005, will amount to 5,098 MBoe, consisting of 2,178 Mbbl of crude oil, 968 Mbbl of NGL and 11,711 MMcf of natural gas.

Golden Spike, Alberta

The Golden Spike area is located approximately five miles west of the City of Edmonton. Working interests in the area vary, with the majority of working interests ranging from 95 to 100%. A vast majority of the wells and related facilities are Acclaim operated. Gas reserves in the area occur largely in the Lower Cretaceous Mannville, with oil reserves being identified in the Mannville, Wabamun and Leduc Formations.

Average daily production from this area for the third quarter of 2005 was 693 Bbls/d of crude oil and liquids and 4,880 Mcf/d of natural gas for total production of 1,506 Boe/d. Canetic ‘s proved plus probable reserves in this property as of September 30, 2005, will amount to 5,103 MBoe, consisting of 732 Mbbl of crude oil, 1,531 of NGL and 17,044 MMcf of natural gas.

North Central District

Mitsue, Alberta

The Mitsue oil field is located near Slave Lake in north central Alberta approximately 125 miles north of the City of Edmonton. AEI purchased a 28.1% working interest in the Mitsue Gilwood Sand Unit No. 1, which encompasses the majority of the field, and a 14.4% working interest in the Calpine operated Mitsue Gilwood Sand Unit No. 2. Acclaim assumed operatorship of the unit following the acquisition of assets from ChevronTexaco on June 30, 2004. Canetic Trust will also have various interests in non-unit production in this area.

The oil from the Mitsue Gilwood Sand Units No. 1 and 2 is collected at one of 37 satellites where the fluids are commingled and moved via three-phase group lines to one of three main batteries. The main batteries consist of separation, compression, treating, fresh water injection, water disposal and storage facilities. The treated oil is shipped to the City of Edmonton for sale through the Rainbow Pipeline. The solution gas is collected at the main batteries, compressed and sent to the unit Mitsue Gas Plant located at 16-30-072-04W5M. The plant current average throughput is 7.0 MMcf/day of gas. The plant consists of sweetening, turbo expander and refrigeration.

Average daily production from this area for the third quarter of 2005 was 1,430 Bbls/d of crude oil and liquids and 1,438 Mcf/d of natural gas for total production of 1,670 Boe/d. Canetic ‘s total proved plus probable reserves in the property as of September 30, 2005, will amount to 7,279 MBoe, consisting of 5,600 Mbbl of crude oil, 775 Mbbl of NGL and 5,423 MMcf of natural gas.

Rocky District

Willesden Green, Alberta

The Willesden Green area is located approximately 80 miles southwest of the City of Edmonton. The properties include unit and non-unit interests, with the majority of the production operated and with high working interests. The unit interests consist of four producing oil units, with two large operated units and one wholly owned project area producing light oil (41° API) from the Cardium formation. Two other units (one operated) produce long life light crude oil and natural gas from the Viking formation. The properties have opportunities for infill drilling on 160 acres, opportunities to enhance water flood performance, and several stimulation candidates. The non-unit interests produce light gravity crude oil from the Cardium formation and Mannville groups, and natural gas from the Scollard, Belly River, Cardium, Ellerslie, Ostracod and Nordegg formations. This is a multi-target area with shallow to moderate drill depths, a large concentrated land position and with the majority of the lands operated.

There are also deeper Mannville drilling targets defined by seismic data, as well as many prospects in the shallower Belly River, Edmonton, Paskapoo and Scollard formations. Acclaim owns the facilities associated with the production, as well as a 21.7% interest in the Imperial Oil Ltd. Willesden Green natural gas plant.

Average daily production from this area for the third quarter of 2005 was 1,655 Bbls/d of crude oil and liquids and 5,160 MMcf/d of natural gas and for total production of 2,515 Boe/d. Canetic ‘s total proved plus probable reserves in this property as of September 30, 2005, will amount to 11,635 MBoe, consisting of 7,805 Mbbl of oil, 763 Mbbl of NGL and 18,400 MMcf of natural gas.

Gilby/Medicine River, Alberta

The Gilby area is situated approximately 20 miles southeast of the Willesden Green properties, and produces light crude oil and sweet natural gas from a number of zones in this multi-target area. The property acquired pursuant to the Gilby/Willesden Green Acquisition and consists of six units (three operated) and non-unit holdings producing from early Cretaceous and Jurassic sands. Opportunities exist for infill drilling and production optimization. The property includes a 24.8% working interest in the Gilby West natural gas plant, of which Acclaim was elected operator, and working interests in a number of operated facilities.

Average daily production from this area for the third quarter of 2005 was 389 Bbls/d of crude oil and liquids and 4,759 MMcf/d of natural gas and for total production of 1,182 Boe/d. Canetic ‘s total proved plus probable reserves in this property as of September 30, 2005, will amount to 3,460 MBoe, consisting of 1,182 Mbbl of oil, 319 Mbbl of NGL and 11,753 MMcf of natural gas.

Drayton Valley District

Brazeau/Bigoray, Alberta

There are 10 Nisku Pools in the Bigoray, Brazeau, and West Pembina areas. Canetic will be the operator of all these pools. Eight of the pools were on miscible flood, and seven of which are now on blow down. The Bigoray group includes the Bigoray Nisku D Unit No. 1 (“BND”) at 75.0% working interest, the Bigoray Nisku F Pool (“BNF”) at 50.0% working interest and the West Pembina Nisku D Pool (“WPND”) at 50.0% working interest. All three of these pools were under miscible flood, but are now currently on blow down.

Gas from the 10 Nisku Pools is processed at either of the following three Keyspan operated facilites; 10-07-051-09W5 Bigoray Gas Plant, or 16-35-048-12W5 Brazeau River Gas Plant, or 11-22-049-12W5 West Pembina Gas Plant.

Average daily production from this area for the third quarter of 2005 was 2,306 Bbls/d of crude oil and liquids and 13,795 Mcf/d of natural gas for total production of 4,605 Boe/d. Canetic ‘s total proved plus probable reserves in these properties as of September 30, 2005, will amount to 10,600 MBoe, consisting of 3,944 Mbbl of crude oil, 1,108 Mbbl of NGL and 33,287 MMcf of natural gas.

Kaybob, Alberta

The Kaybob district covers a very large area approximately 150 miles northwest of the City of Edmonton.

Kaybob Gas – Kaybob South BHL Units 1, 2, and 3

The Kaybob natural gas production comes from the Kaybob South BHL Units 1, 2 and 3. The units are located south of the town of Fox Creek, Alberta. BP Canada operates Units 1 and 2 and Trilogy Energy operates Unit 3. AEI purchased a 9.8% working interest in Unit 1, an 11% working interest in Unit 2 and a 25.6% working interest in Unit 3. Production is from the Swan Hills Formation of the Middle Devonian BHL Group. The reservoir was a retrograde gas condensate reservoir, and as a result, all three units were initially produced on a gas recycle scheme to maintain the reservoir pressure above the hydrocarbon dew point. All three units are now on blow down.

The gas from the Kaybob South BHL Units No. 1 and No. 2 is processed at the CAMS operated Kaybob Amalgamated Gas Plant located at 12-01-062-20W5M. Gas from the Kaybob South BHL Unit No. 3 is processed at the CAMS operated Kaybob South 3 Gas Plant located at 01-15-059-18W5M.

Kaybob South Triassic Unit No. 2

Canetic will own a 23.3% working interest in the Kaybob South Triassic Unit No. 2, which is operated by PrimeWest Energy Inc. The Kaybob South Triassic Unit 2 produces 42° API oil and associated natural gas from the Triassic Montney Formation. The oil from Kaybob Triassic Unit No. 2 is processed at a central unit battery located at 03-24-062-20W5 operated by PrimeWest Energy Inc. The battery is equipped with solution gas recovery and compression. The solution gas is compressed and shipped to the CAMS operated Kaybob Amalgamated Gas Plant at 12-01-062-20W5 for processing.

Average daily production from the Kaybob area for the third quarter of 2005 was 547 Bbls/d of crude oil and liquids and 7,185 Mcf/d of natural gas for total production of 1,745 Boe/d. Canetic ‘s total proved plus probable reserves in the property as of September 30, 2005, will amount to 3,594 MBoe, consisting of 789 Mbbl of crude oil, 1,065 Mbbl of NGL and 10,439 MMcf of natural gas.

Peace River Arch District

Pouce Coupe, Alberta

The Pouce Coupe properties are located approximately 50 miles northwest of the City of Grande Prairie, Alberta. Canetic will operate the Pouce Coupe South Boundary ‘B’ Unit No. 2 with a 62.8% working interest. This high netback, light oil unit includes an oil battery and water injection facility, as well as amine, refrigeration and gas compression facilities. Production within the unit is obtained from the Boundary Lake member of the Charlie Lake formation. Canetic will also hold a 20.793% working interest in the Pouce Coupe South Boundary B Unit operated by Enerplus Resources Corporation. Non-unit production consists of wells with interests ranging from a gross overriding royalty to 78.75%. Producing formations primarily include the Bluesky, Gething, Baldonnel, Halfway and Boundary Lake.

Average daily production from this area for the third quarter of 2005 was 3,419 Mcf/d of natural gas and 442 Bbls/d of crude oil and liquids for total production of 1,012 Boe/d. Canetic ‘s total proved plus probable reserves in this property as of September 30, 2005, will amount to 3,386 MBoe, consisting of 2,257 Mbbl of oil, 136 Mbbl of NGL and 5,959 MMcf of natural gas.

Red Rock, Alberta

The Red Rock Property is located in the Deep Basin area of Alberta, approximately 75 kilometers southwest of the City of Grande Prairie. Production is primarily from the Chinook formation. Production from this area is processed through third party gas plants.

Average daily production from this area for the third quarter of 2005 was 3,804 Mcf/d of natural gas and 136 Bbls/d of crude oil and liquids for total production of 770 Boe/d. Canetic ‘s total proved plus probable reserves in this property as of September 30, 2005, will amount to 2,835 MBoe, consisting of 1,117 Mbbl of NGL and 10,312 MMcf of natural gas.

Simonette, Alberta

The Simonette Beaverhill Lake A and B Pools are located approximately 150 kilometres southeast of the City of Grande Prairie, Alberta. Canetic will own a 35.5% working interest in the A Pool and a 26.3% working interest in B Pool. These pools produce from the Beaverhill Lake Group.

Multiphase sour lines gather oil production from the Simonette Beaverhill Lake A and B pools to the battery located at 16-17-064-26W5M. Acclaim has a 32% working interest in the battery which consists of three phase inlet separation, compression, treating, gas dehydration, produced and fresh water injection, and storage. The solution gas is shipped to the CAMS operated Kaybob 3 Gas Plant via a 65-mile pipeline operated by CAMS.

Average daily production from this area for the third quarter of 2005 was 999 Bbls/d of crude oil and liquids and 1,603 Mcf/d of natural gas for total production of 1,266 Boe/d. Canetic ‘s total proved plus probable reserves in the property as of September 30, 2005, will amount to 1,258 MBoe, consisting of 870 Mbbl of crude oil, 150 Mbbl of NGL and 1,427 MMcf of natural gas.

Fort St. John, British Columbia

The Fort St. John properties are primarily located in the Fort St. John area in northeast British Columbia. The principal properties are within a 20 kilometer radius of the city of Fort St. John. StarPoint has an average working interest of 55%. StarPoint also has 50% and 65% working interests, respectively, in two operated compressor stations and 38.44% and 27% working interests, respectively, in a further two non-operated compressor stations.

Average daily production from this area for the third quarter of 2005 was 8,258 Mcf/d of natural gas and 50 Bbls/d of crude oil and liquids for total production of 1,426 Boe/d. Canetic ‘s total proved plus probable reserves in this property as of September 30, 2005, will amount to 2,600 MBoe, consisting of 11 Mbbl of oil, 108 Mbbl of NGL and 14,889 MMcf of natural gas.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the “Statement”) is dated November 15, 2005. The effective date of the Statement is September 30, 2005 and the preparation date of the Statement is November 15, 2005.

Disclosure of Reserves Data

The reserves data of Canetic set forth below (the “Reserves Data”) is based upon the following evaluations, in accordance with NI 51-101:

(a)                                  Sproule evaluated, effective December 31, 2004, the oil, NGL and natural gas reserves of SEL;

(b)                                 Sproule evaluated, effective December 31, 2004, the Oil, NGL and natural gas reserves of Selkirk Energy Partnership, which was acquired by SEL on January 28, 2005;

(c)                                  Sproule evaluated, effective March 31, 2005, the oil, NGL and natural gas reserves of certain assets indirectly acquired by StarPoint from Nexen Inc. on August 9, 2005;

(d)                                 GLJ evaluated, effective December 31, 2004, the oil, NGL and natural gas reserves of APF Trust and effective March 31, 2005, the Hayter and Provost assets indirectly acquired by StarPoint from EnCana Corporation on June 30, 2005;

(e)                                  McDaniel evaluated, effective March 31, 2005, the oil, NGL and natural gas reserves of certain assets indirectly acquired by StarPoint from EnCana Corporation on June 30, 2005; and

(f)                                    GLJ evaluated, effective December 31, 2004, the oil, NGL and natural gas reserves of AEI.

For the purposes of preparing the disclosure required in this Appendix, GLJ, Sproule and McDaniel have prepared mechanical updates, effective September 30, 2005, of each of the reports described above with respect to those properties to be transferred to Canetic by StarPoint and Acclaim pursuant to the Arrangement (collectively, referred to herein as the “Canetic Trust Engineering Report”). The mechanical updates update the reports to account for production from the applicable properties from the original effective dates of the reports to September 30, 2005 and to give effect to the pricing assumptions described below under the headings “Pricing Assumptions – Constant

Prices and Costs” and “Pricing Assumptions – Forecast Prices and Costs”. The mechanical updates are not new evaluations of the applicable properties and do not take into account any factors after the original preparation dates of the reports, other than taking into account production and revised pricing, as noted.

The Reserves Data summarizes the crude oil, liquids and natural gas reserves of Canetic and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms to the requirements of NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information that Acclaim and StarPoint believe is important to the readers of this information.

The majority of Canetic ‘s reserves will be located in Canada and, specifically, in the provinces of Alberta, British Columbia, Saskatchewan and Manitoba. Canetic will have minor interests in the United States.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant or forecast prices and costs or other assumptions will be attained and variances could be material.

Reserves Data (Forecast Prices and Costs)

The reserves information presented does not report the U.S. reserves separately. The U.S. properties have proved plus probable gross reserves of approximately 6,014 MBoe or 2.8% of total reserves with a before tax net present value of approximately $77.7M or 2.0% of total value.

The following tables provide Reserves Data and future net revenues of Canetic using forecast prices and costs.

Summary of Oil and Gas Reserves and Net Present Values of Future Net Revenue as of September 30, 2005

Forecast Prices and Costs

Reserves
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Boe
Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)	(MBoe)	(MBoe)

Proved
Developed Producing	60,664	54,365	16,038	14,685	261,106	206,800	8,774	6,384	128,994	109,900
Developed Non-Producing	2,024	1,850	2,755	2,528	24,135	19,306	378	289	9,180	7,885
Undeveloped	10,284	9,328	1,784	1,652	28,386	22,031	467	331	17,266	14,983
Total Proved	72,972	65,543	20,577	18,865	313,627	248,137	9,620	7,004	155,440	132,768
Probable	32,469	28,890	6,536	5,963	122,150	97,018	3,541	2,680	62,904	53,703

Total Proved Plus Probable	105,441	94,433	27,113	24,828	435,777	345,156	13,160	9,684	218,344	186,471

	Net Present Values of Future Net Revenue
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)
Reserves Category	0	5	10	15	20	0	5	10	15	20
	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

Proved
Developed Producing	3,709.2	2,953.0	2,506.5	2,207.4	1,990.0	3,709.2	2,953.0	2,506.5	2,207.4	1,990.0
Developed Non-Producing	259.3	203.5	170.9	148.8	132.6	259.3	203.5	170.9	148.8	132.6
Undeveloped	485.5	384.4	319.3	273.6	239.5	485.5	384.4	319.3	273.6	239.5
Total Proved	4,454.0	3,540.9	2,996.8	2,629.9	2,362.1	4,454.0	3,540.9	2,996.8	2,629.9	2,362.1
Probable	1,824.0	1,189.9	892.7	719.2	604.4	1,824.0	1,189.9	892.7	719.2	604.4

Total Proved Plus Probable	6,278.0	4,730.8	3,889.5	3,349.1	2,966.5	6,278.0	4,730.8	3,889.5	3,349.1	2,966.5

Total Future Net Revenue (Undiscounted) as of September 30, 2005

Forecast Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

Proved Reserves	8,223,818	1,280,596	2,201,042	125,578	162,560	4,454,042	—	4,454,042

Proved Plus Probable Reserves	11,580,580	1,799,823	3,079,649	221,599	201,445	6,278,064	—	6,278,064

Future Net Revenue by Production Group as of September 30, 2005

Forecast Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year)
		($M)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	1,725,641
	Heavy Oil (including solution gas and other by-products)	293,418
	Natural Gas (including CBM and by-products but excluding solution gas from oil wells)	974,532
	Other Company Revenue/Costs	3,140
	Total	2,996,731

Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	2,302,463
	Heavy Oil (including solution gas and other by-products)	357,517
	Natural Gas (including CBM and by-products but excluding solution gas from oil wells)	1,225,761
	Other Company Revenue/Costs	3,665
	Total	3,889,406

Reserves Data (Constant Prices and Costs)

The following tables provide Reserves Data and future net revenue of Canetic using constant prices and costs.

Summary of Oil and Gas Reserves and Net Present Values of Future Net Revenue as of September 30, 2005

Constant Prices and Costs

Reserves
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquid		Boe
Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)	(MBoe)	(MBoe)

Proved
Developed Producing	61,895	55,498	16,264	14,855	264,161	209,224	8,841	6,411	131,026	111,634
Developed Non-Producing	2,098	1,918	2,779	2,540	24,217	19,391	380	290	9,293	7,979
Undeveloped	10,356	9,343	1,808	1,668	28,550	22,156	473	333	17,395	15,037
Total Proved	74,348	66,759	20,850	19,063	316,928	250,771	9,695	7,034	157,714	134,650
Probable	33,258	29,587	6,652	6,039	122,819	97,560	3,561	2,688	63,941	54,574

Total Proved Plus Probable	107,606	96,346	27,502	25,101	439,747	348,332	13,255	9,722	221,655	189,224

	Net Present Values of Future Net Revenue
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)
Reserves Category	0	5	10	15	20	0	5	10	15	20
	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

Proved
Developed Producing	5,367.4	4,098.8	3,367.0	2,887.4	2,546.3	5,367.4	4,098.8	3,367.0	2,887.4	2,546.3
Developed Non-Producing	366.4	282.4	232.1	198.1	173.5	366.4	282.4	232.1	198.1	173.5
Undeveloped	705.7	547.9	448.3	379.3	328.4	705.7	547.9	448.3	379.3	328.4
Total Proved	6,439.5	4,929.1	4,047.4	3,464.7	3,048.2	6,439.5	4,929.1	4,047.4	3,464.7	3,048.2
Probable	2,618.3	1,698.0	1,253.7	992.7	820.6	2,618.3	1,698.0	1,253.7	992.7	820.6

Total Proved Plus Probable	9,057.8	6,627.1	5,301.1	4,457.4	3,868.8	9,057.8	6,627.1	5,301.1	4,457.4	3,868.8

Total Future Net Revenue (Undiscounted) as of September 30, 2005

Constant Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

Proved Reserves	10,213,879	1,612,427	1,922,430	118,604	120,970	6,439,446	—	6,439,446

Proved Plus Probable Reserves	14,282,969	2,270,677	2,603,209	210,206	141,128	9,057,751	—	9,057,751

Future Net Revenue by Production Group as of September 30, 2005

Constant Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year)
		(M$)

Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	2,326,865
	Heavy Oil (including solution gas and other by-products)	418,957
	Natural Gas (including CBM and by-products but excluding solution gas from oil wells)	1,298,384
	Other Company Revenue/Costs	3,146
	Total	4,047,352

Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	3,118,099
	Heavy Oil (including solution gas and other by-products)	511,580
	Natural Gas (including CBM and by-products but excluding solution gas from oil wells)	1,667,735
	Other Company Revenue/Costs	3,673
	Total	5,301,087

Pricing Assumptions

The following tables set forth the benchmark GLJ reference prices and pricing assumptions used in preparing the Reserves Data and, in the case of forecast prices and costs, the inflation rate assumptions.

Summary of Pricing Assumptions as of September 30, 2005

Constant Prices and Costs

September 30, 2005
Inflation Rate Percent	0.00

Crude Oil $Cdn/Bbl
Light Sweet Crude @ Edmonton	76.54
Medium @ Hardisty	54.74
Heavy @ Hardisty	44.90
Medium @ Cromer	57.43

WTI @ Cushing, Oklahoma ($US/Bbl)	66.24

NGLs $Cdn/Bbl at Edmonton
Propane	48.99
Butane	56.64
Condensate	79.50

Natural Gas $Cdn/MMBTU
AECO Spot	10.71
Alberta Spot Plant-gate	10.41
Alberta Government Reference Plant-gate	10.36
Alberta Aggregator Plant-gate	10.31
Saskatchewan Spot Plant-gate	10.61
B.C. Spot Plant-gate	12.16
Canwest Plant-gate	8.57

Exchange Rate $US/$Cdn	0.8613

Summary of Pricing and Inflation Rate Assumptions as of September 30, 2005

Forecast Prices and Costs

	Oil
Year	WTI Cushing Oklahoma	Edmonton Par Price 40° API	Hardisty Heavy 12° API	Cromer Medium 29.3° API	Natural Gas AECO Gas Price	Edmonton Propane	Edmonton Butane	Edmonton Pentanes	Inflation Rates	Exchange Rate
	($US/Bbl)	($Cdn/Bbl)	($Cdn/Bbl)	($Cdn/Bbl)	($Cdn/mmbtu)	($Cdn/Bbl)	($Cdn/Bbl)	($Cdn/Bbl)	%/Year	($US/$Cdn)

Forecast
2005	57.75	70.50	35.75	59.00	8.90	41.75	49.00	70.75	2.1	0.825
2006	60.00	70.50	36.00	60.00	10.35	45.00	52.25	71.25	2.0	0.840
2007	55.00	64.75	35.75	56.25	8.85	41.50	48.00	66.00	2.0	0.840
2008	51.00	60.00	35.25	52.25	8.10	38.50	44.50	61.25	2.0	0.840
2009	48.00	56.50	35.25	49.25	7.55	36.25	41.75	57.75	2.0	0.840
2010	46.50	54.75	35.00	47.75	7.25	35.00	40.50	55.75	2.0	0.840
2011	45.00	52.75	34.25	46.00	6.95	33.75	39.00	53.75	2.0	0.840
2012	45.00	52.75	34.25	46.00	6.95	33.75	39.00	53.75	2.0	0.840
2013	46.00	54.00	35.25	47.00	7.10	34.50	40.00	55.00	2.0	0.840
2014	46.75	55.00	35.75	47.75	7.25	35.25	40.75	56.00	2.0	0.840
2015	47.75	56.25	36.75	49.00	7.45	36.00	41.50	57.50	2.0	0.840
2016+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0	0.840

Weighted average historical prices realized by Acclaim and StarPoint for the Canetic Assets for the nine months ended September 30, 2005, were $7.13/Mcf for natural gas, $53.68/Bbl for light/medium crude oil, $34.94/Bbl for natural gas liquids and $37.16/Bbl for heavy oil.

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following tables set forth the net proved undeveloped reserves and the probable undeveloped reserves, each by-product type, attributed to the Canetic Assets for the periods indicated, based on forecast prices.

	Proved Undeveloped(1)				Probable Undeveloped(1)
Year	Light / Medium Crude Oil	Heavy Oil	Natural Gas	NGL	Light / Medium Crude Oil	Heavy Oil	Natural Gas	NGL
	(Mbbls)	(Mbbls)	(MMcf)	(Mbbls)	(Mbbls)	(Mbbls)	(MMcf)	(Mbbls)
2004	5,507	1,150	12,815	345	10,720	1,975	36,368	1,254
2003	6,019	1,153	19,445	549	7,977	825	37,820	822
2002	4,114	1,366	16,090	720	2,950	964	24,182	752
2001(2)	3,795	—	34,215	1,216	3,067	—	31,885	984

Notes:

(1)                                  Based on company interest reserves.

(2)                                  Ketch Energy did not have a breakdown on proved non-producing and proved undeveloped, therefore proved undeveloped equals total proved non-producing.

(3)                                  Ketch Energy did not have a breakdown of probable developed non-producing and probable undeveloped reserves, therefore probable undeveloped equals total probable non-producing.

Acclaim and StarPoint invest capital into development work, which moves its proved undeveloped reserves and probable reserves into the proved developed producing category. In 2004, $158.7 million was spent on capital development and approximately $300 million has been budgeted for development capital in 2006 with respect to the Canetic Assets. A portion of the development capital will be used to convert proved undeveloped reserves and probable reserves into proved developed producing reserves. Allocating capital to properties and timing of development is based on economics and performance of the respective properties. Canetic ‘s focus for 2006 development will be in the areas of Pouce Coupe in the Northern District, Mitsue in the Central District, Willesden Green in the Western District, as well the Southern District, the Dodsland properties and Greater Furness.

Canetic plans to continue pursuing development opportunities such as drilling, completions, and facilities upgrades in order to move proved undeveloped and probable reserves into proved developed producing reserves. In instances where land rights are expected to expire within one year, Canetic may engage in farmout arrangements which would eliminate the potential expiry and possibly result in some proved undeveloped and probable reserves becoming proved developed producing reserves.

Future Development Costs

The following table sets forth development costs deducted in the estimation of Canetic ‘s future net revenue attributable to the reserve categories noted below.

	Forecast Prices and Costs (M$)				Constant Prices and Costs (M$)
	Proved Reserves		Proved Plus Probable Reserves		Proved Reserves
Year	0%	10%	0%	10%	0%	10%
2005	35,947	35,521	50,026	49,434	35,947	35,521
2006	45,263	42,140	103,032	95,924	44,374	41,313
2007	14,271	12,518	27,076	23,750	13,718	12,033
2008	4,900	4,050	7,953	6,573	4,618	3,817
2009	3,479	2,709	4,083	3,179	3,214	2,503
Thereafter	21,718	6,502	29,429	7,992	16,734	5,412
Total	125,578	103,440	221,599	186,852	118,604	100,598

The future development costs are capital expenditures required in the future for Canetic to convert proved non producing reserves and probable reserves into proved developed producing reserves. Canetic anticipates using a combination of internally generated cash flow, debt and equity financing to fund these future development costs. Based on the commodity price and cost assumptions adopted for both the constant prices and costs case and the forecast prices and costs case, all the expenditures included in the future development costs are economic as they enhance the net present values of the proved developed producing reserves.

Other Oil and Gas Information

Oil And Gas Wells

The following table sets forth the number and status of wells in which Canetic will have a working interest as at September 30, 2005.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing(1)		Producing		Non-Producing(1)
	Gross(2)	Net	Gross	Net	Gross(2)	Net	Gross	Net

Alberta	3,084	1,093	251	217	2,610	896	166	80
British Columbia	23	6	3	1	109	42	25	16
Saskatchewan	2,827	1,429	247	175	271	34	6	2
Manitoba	486	170	—	—	—	—	—	—
United States	25	12	1	1	63	18	43	28
Total	6,445	2,711	502	394	3,053	990	240	126

Notes:

(1)                                  Non-Producing wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2)           Gross wells include unit wells.

Properties with no Attributed Reserves

The following table sets out the total land holding of proved and unproved properties to be held by Canetic as at September 30, 2005.

	Developed (Acres)		Unproved Properties (Acres)		Total (Acres)
	Gross	Net	Gross	Net	Gross	Net

Alberta	1,313,616	666,561	973,051	570,685	2,593,114	1,237,246
British Columbia	87,416	38,235	100,673	50,057	202,790	88,292
Saskatchewan	202,899	124,326	288,215	207,642	550,432	331,968
Manitoba	35,905	13,646	8,268	3,648	46,337	17,294
Wyoming	8,236	3,161	21,628	10,460	29,864	13,621
Montana	1,080	609	3,889	1,907	4,969	2,516
North Dakota	8,387	4,256	31,767	26,203	40,154	30,459
Total	1,657,539	850,794	1,427,491	870,602	3,467,660	1,721,396

Management expects that rights to explore, develop and exploit 212,665 net acres of Canetic’s undeveloped land holdings will expire within one year.

Forward Contracts

Canetic is expected to have an active price risk management program that undertakes to reduce risk exposure to budgeted annual cash flow projections resulting from uncertainty or changes in commodity prices. The reduction of price risk is designed to result in an enhanced degree of stability and certainty to distributions to Unitholders. Core to Canetic ‘s risk management strategy is to choose the appropriate type of financial product at the time of execution which will give the optimal level of protection against downward price movements while maintaining as much exposure as possible to potential price increases. The objective of Canetic ‘s risk management team will be to hedge up to 50% of Canetic ‘s budgeted production for the current and following year in accordance with the guidelines established by the Canetic Board of Directors.

Canetic expects to sell its physical production to independent marketers and end-users who meet Canetic ‘s credit and payment requirements. Canetic is expected to direct all of its crude oil and 90% of its natural gas production to the spot markets.

Additional Information Concerning Abandonment and Reclamation Costs

Future abandonment and reclamation costs for the Canetic Assets have been estimated based on actual costs incurred to date by Acclaim and StarPoint for abandonment. Costs to abandon approximately 3,610 net producing wells totaling $132.7 million ($48.7 million discounted at 10%) are included in the estimate of future net revenue. Facility abandonment costs of $108.3 million ($40.3 million discounted at 10%) are not included in the estimate of future net revenue.

Tax Horizon

As a result of the structure of Canetic Trust and the Canetic Operating Entities, any taxable income that would otherwise arise in Canetic or the other affiliated entities will accrue in Canetic Trust and will be allocated by Canetic Trust to Canetic Unitholders. This is primarily accomplished through the payment and deduction of interest on debt or royalties on underlying oil and gas properties held by Canetic Trust. Therefore, no tax is anticipated to be incurred or paid by Canetic.

Costs Incurred

The following tables summarize expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to Acclaim’s and StarPoint’s activities with respect to the Canetic Assets for the nine months ended September 30, 2005 and for the year ended December 31, 2004:

Nine Months Ended September 30, 2005
Land and seismic	11,452
Exploration and development costs	139,598
Property acquisitions and dispositions	16,714
Total	167,764

Year Ended December 31, 2004
Land and seismic	13,897
Exploration and development costs	144,820
Property acquisitions and dispositions	478,365
Total	637,082

Exploration and Development Activities

The following tables set forth the gross and net exploratory and development wells on the Canetic Assets in which Acclaim and StarPoint participated during the year ended September 30, 2005 and for the year ended December 31, 2004:

Nine Months Ended September 30, 2005

	Exploration Wells		Development Wells
	Gross	Net	Gross	Net
Oil	0	0.0	81	57.7
Natural Gas	1	1.0	59	27.2
Service	0	0.0	1	0.1
Dry	1	0.5	1	1.0
Total	2	1.5	142	86.0

Year Ended December 31, 2004

	Exploration Wells		Development Wells
	Gross	Net	Gross	Net
Oil	5	3.5	122	101.0
Natural Gas	8	4.1	77	21.7
Service	0	0.0	4	0.9
Dry	6	4.1	11	5.0
Total	19	11.7	214	128.6

Production Estimates

The following table sets out the volume of Acclaim’s and StarPoint’s production estimated for the remaining three months of 2005, and for 2006, which is reflected in the estimate of future net revenue disclosed in the tables contained under “Disclosure of Reserves Data”.

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Boe
	(Bbls/d)		(Bbls/d)		(Mcf/d)		(Bbls/d)		(Boe/d)
2006	Forecast	Constant	Forecast	Constant	Forecast	Constant	Forecast	Constant	Forecast	Constant
Proved Producing	23,280	23,280	6,271	6,273	123,481	123,484	4,101	4,101	54,230	54,238
Total Proved	28,537	28,536	7,885	7,888	145,415	145,425	4,424	4,424	65,079	65,086
Proved plus Probable	34,655	34,657	8,735	8,741	171,798	171,815	5,227	5,227	77,248	77,257

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Boe
	(Bbls/d)		(Bbls/d)		(Mcf/d)		(Bbls/d)		(Boe/d)
Q4 2005	Forecast	Constant	Forecast	Constant	Forecast	Constant	Forecast	Constant	Forecast	Constant
Proved Producing	28,482	28,482	7,600	7,600	159,967	159,964	5,732	5,733	68,475	68,475
Total Proved	31,918	31,918	7,828	7,828	172,731	172,740	5,950	5,951	74,484	74,487
Proved plus Probable	35,350	35,350	8,090	8,091	184,835	184,843	6,395	6,395	80,640	80,643

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the Canetic Assets for the periods indicated below:

	Quarter Ended				Quarter Ended
	2004				2005
	Dec 31	Sept. 30	June 30	Mar 31	Sept 30	June 30	Mar 31
Average Daily Production
Light and Medium Crude Oil (Bbls/d)	20,358	19,244	11,409	11,948	33,445	19,995	19,677
Heavy Oil (Bbls/d)	4,137	3,423	3,173	3,019	4,364	4,052	4,380
Natural Gas (Mcf/d)	122,302	124,092	94,314	98,392	181,510	114,453	118,473
NGL (Bbls/d)	6,005	5,796	2,170	1,939	6,037	5,646	6,042
Combined (Boe/d)	50,884	49,145	32,471	33,305	74,098	48,769	49,845

Average Price Received
Light and Medium Crude Oil ($/Bbl)	50.01	52.36	38.43	38.00	67.98	55.76	55.09
Heavy Oil ($/Bbl)	20.35	27.22	45.45	39.71	49.06	33.08	29.89
Natural Gas ($/Mcf)	6.85	6.72	7.19	6.61	8.66	7.76	6.88
NGL ($/Bbl)	32.29	33.60	32.45	32.29	43.90	36.44	35.04
Combined ($/Boe)	42.10	43.34	41.55	38.65	58.36	48.04	44.96

Royalties
Light and Medium Crude Oil ($/Bbl)	9.19	9.13	8.67	7.16	14.89	12.02	11.67
Heavy Oil ($/Bbl)	3.34	3.73	1.56	1.44	7.65	4.29	3.62
Natural Gas ($/Mcf)	1.64	1.49	1.49	1.50	1.58	1.50	1.53
NGL ($/Bbl)	10.95	10.49	10.87	10.69	12.72	10.24	8.48
Combined ($/Boe)	9.17	8.82	8.25	7.74	12.09	10.05	9.68

Operating Expenses
Light and Medium Crude Oil ($/Bbl)	7.09	10.32	12.05	9.60	8.13	9.58	8.19
Heavy Oil ($/Bbl)	9.85	14.76	8.78	11.92	12.09	7.45	11.29
Natural Gas ($/Mcf)	1.91	1.31	0.66	0.67	1.55	1.40	1.46
NGL ($/Bbl)	—	—	—	—	—	—	—
Combined ($/Boe)	7.08	6.69	5.80	5.41	8.27	7.88	7.73

Transportation
Light and Medium Crude Oil ($/Bbl)	0.39	0.13	0.24	0.14	0.08	0.14	0.11
Heavy Oil ($/Bbl)	0.28	0.11	0.13	0.09	—	—	0.12
Natural Gas ($/Mcf)	0.19	0.10	0.23	0.23	0.18	0.23	0.19
NGL ($/Bbl)	—	—	—	—	—	—	—
Combined ($/Boe)	0.62	0.33	0.75	0.73	0.46	0.59	0.50

Netback Received ($/Boe)
Light and Medium Crude Oil	33.34	32.78	17.47	21.10	44.88	34.02	35.12
Heavy Oil	6.88	8.62	34.98	26.26	29.32	21.34	14.86
Natural Gas	3.11	3.82	4.81	4.21	5.35	4.63	3.70
NGL	21.34	23.11	21.58	21.60	31.18	26.20	26.56
Combined	25.23	27.50	26.75	24.77	37.54	29.52	27.05

Employees

Upon completion of the Arrangement, Canetic is expected to have a total of approximately 440 full time employees and 135 persons on a contract or consulting basis.

Industry Conditions

Introduction

The oil and gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia, Saskatchewan and Manitoba, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls and regulations will affect the operations of the Canetic Operating Entities in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Acclaim and StarPoint are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing – Natural Gas

In Canada, natural gas is sold throughout the country at various market hubs that are connected to several pipelines within Canada and the United States. The transaction price is determined by negotiation between buyers and sellers and includes the utilization of electronic trading platforms and various publications and reference indexes. Prices depend on many variables including but not limited to supply and demand fundamentals, the price of NYMEX natural gas contracts, distance to alternate markets, pipeline costs, natural gas storage, competing fuels, contract term, weather conditions and foreign exchange rates. Natural gas exported from Canada is subject to regulation by the National Energy Board (the “NEB”) and the Government of Canada. The price received for natural gas that is exported depends largely on the same variables noted above including the market hub prices at the delivery end of the export pipelines. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. As in the case with oil, natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 cubic meters per day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the removal of natural gas from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil type and quality, price of competing fuels, distance to market, the value of refined products, supply/demand balance and other contractual terms. Oil exporters are also entitled to enter into export contracts and export oil provided that, for contracts that do not exceed one year in the case of light crude oil and two years in the case of heavy crude oil, an export order is obtained from the NEB prior to the export. Any export pursuant to a contract of longer duration (to a maximum of 25 years) must be made pursuant to an NEB export license and Governor in Council approval.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement (“NAFTA”) among the governments of Canada, the U.S. and Mexico became effective. The NAFTA carries forward most of the material energy terms contained in the Canada U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the U.S. or Mexico will be allowed, provided that any export restrictions are justified under certain provisions of the General Agreement on Tariffs and Trade, and further provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of the energy resource (based upon the proportion prevailing in the most recent 36 month period or in such other representative period as the parties may agree), (ii) impose an export price higher than the domestic price subject to an exception with respect to certain measures which only restrict the volume of exports, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import price requirements, such requirements do not apply with respect to enforcement of countervailing and anti dumping orders and undertakings.

The NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

General

In addition to federal regulation, each province has legislation and regulations that govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas, natural gas liquids and sulphur production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is also subject to certain provincial taxes and royalties. Operations of the Canetic Operating Entities that are not on Crown lands and are subject to the provisions of specific agreements are also usually subject to royalties negotiated between the mineral owner and the lessee. These royalties are not eligible for incentive programs sponsored by various governments as discussed below. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are from time to time carved out of the working interest owner’s interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests or net carried interests.

From time to time the governments of the western Canadian provinces have established incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced recovery projects. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. Royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers. However, the trend in recent years has been for provincial governments to allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

On March 3, 2003 the Department of Finance (Canada) released a technical paper entitled “Improving the Income Taxation of the Resource Sector in Canada” (the “Technical Paper”). In November, 2003 the Tax Act was amended to provide the following initiatives applicable to the oil and gas industry (to a maximum of $2,000,000) to be phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28% to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. In addition, the percentage of ARTC that the Corporation will be required to include in federal taxable income will be 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Alberta

Regulations made pursuant to the Mines and Minerals Act (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least 5 years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 m3 exemption is available to production from a reactivated well that has not produced for: (i) a 12 month period, if resuming production in October, November or December of 1992 or January, 1993; or (ii) a 24 month period, if resuming production in February 1993 or later. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown had a base rate of 10% and a rate cap of 35%.

In Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997 and expiring June 30, 2007, which, among other things, determines the Crown’s share of crude and processed oil sands products.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and natural gas production against the royalties payable to the Crown by virtue of the Alberta royalty tax credit (“ARTC”) program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per cubic metre and 25% at prices at and above $210 per cubic metre. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average “par price”, as determined by the applicable government department for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non corporate entities from qualifying for the program. Acclaim and StarPoint believe that such rules will not presently preclude the Canetic Operating Entities from being eligible for the ARTC program.

British Columbia

Producers of oil and natural gas in the Province of British Columbia are also required to pay annual rental payments in respect of the Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the type of oil, the value of the oil, the quantity of oil produced in a month and the vintage of the oil. Generally, the vintage of oil is based on the determination of whether the oil is produced from a pool discovered before October 31, 1975 (old oil) between October 31, 1975 and June 1, 1998 (new oil) or after June 1, 1998 (third-tier oil). Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price, which is the greater of the amount obtained by the producer, and a prescribed minimum price. As an incentive for the production and marketing of natural gas, which may have been flared, natural gas produced in association with oil has a lower royalty then the royalty payable on non-conservation gas.

On May 30, 2003, the Ministry of Energy and Mines for the province of British Columbia announced an Oil and Gas Development Strategy for the Heartlands (“Strategy”). The Strategy is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and British Columbia service sector opportunities.

In addition, the Strategy will result in economic and employment opportunities for communities in British Columbia’s heartlands.

Some of the financial incentives in the Strategy include:

•                  Royalty credits of up to $30 million annually towards the construction, upgrading and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry.

•                  Changes to provincial royalties: new royalty rates for low productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

Saskatchewan

In Saskatchewan, the amount payable as a royalty in respect of oil depends on the vintage of the oil, the type of oil, the quantity of oil produced in a month and the value of the oil. For Crown royalty and freehold production tax purposes, crude oil is considered “heavy oil”, “southwest designated oil” or “non heavy oil other than southwest designated oil”. The conventional royalty and production tax classifications (“fourth tier oil” introduced October 1, 2002, “third tier oil”, “new oil” or “old oil”) of oil production are applicable to each of the three crude oil types. The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5% for all “fourth tier oil” to 20% for “old oil”. Marginal royalty rates are 30% for all “fourth tier oil” to 45% for “old oil”.

The amount payable as a royalty in respect of natural gas is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the quantity produced in a given month, the type of natural gas and the vintage of the natural gas. As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than on non-associated natural gas. The royalty and production tax classifications of gas production are “fourth tier gas” introduced October 1, 2002, “third tier gas”, “new gas” and “old gas”. The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for “fourth tier gas” and 20% for “old gas”. The marginal royalty rates are between 30% for “fourth tier gas” and 45% for “old gas”.

On October 1, 2002, the following changes were made to the royalty and tax regime in Saskatchewan:

•                  A new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale. The royalty/tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65 thousand cubic meters in a month.

•                  A modified system of incentive volumes and maximum royalty/tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002 was introduced. The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of zero per cent.

•                  The elimination of the re entry and short section horizontal oil well royalty/tax categories. All horizontal oil wells with a finished drilling date on or after October 1, 2002 will receive the “fourth tier” royalty/ tax rates and new incentive volumes.

Manitoba

In Manitoba, a holder of a lease or of an exploration reservation in respect of Crown oil and gas rights is required to pay royalties and a holder of freehold lands is required to pay freehold production taxes.

In Manitoba, Crown royalties pursuant to oil produced on Crown lands is calculated by means of a formula which attaches a multiplying factor depending on the classification of the oil. The oil is classified as either old oil, new oil, third tier oil or holiday oil, and the multiplying factor attached to each is 1.0, 0.55, 0.47 and 0.00 respectively. The Crown royalty volume incorporates the multiplying factor of the classification of oil by utilizing one of two formulas, depending on whether the monthly volume of oil in cubic metres produced from a spacing unit is: (1) 50 or less; or (2) more than 50. As a result of the holiday oil multiplying factor being 0.00, no Crown royalties are payable with respect to holiday oil.

As with Crown royalties, a similar calculation scheme exists for taxation of oil produced pursuant to freehold oil rights. These tax rates are also dependent upon the categorization of the oil, being either old oil, new oil, third tier oil or holiday oil. The tax rate on holiday oil, like the Crown royalty rate, is zero.

In Manitoba, Crown royalties to be paid by the holder of a lease or an exploration reservation in respect of Crown gas rights is the amount equal to 12 1/2% of the volume sold, calculated for each producing month to the nearest 0.001 thousand cubic metres.

Land Tenure

Crude oil and natural gas located in the western Canadian provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying periods and on conditions set forth in provincial legislation including requirements to perform specific work or to make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions and regulation on the storage and transportation of various substances produced or utilized in association with certain oil and gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities. As well, applicable environmental laws may impose remediation obligations with respect to property designated as a contaminated site upon certain responsible persons, which include persons responsible for the substance causing the contamination, persons who caused the release of the substance and any past or present owner, tenant or other person in possession of the site. Compliance with such legislation can require significant expenditures and a breach of such legislation may result in the suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, the imposition of fines and penalties or the issuance of clean up orders.

Environmental legislation in the Province of Alberta has been consolidated into the Environmental Protection and Enhancement Act (Alberta) (the “APEA”), which came into force on September 1, 1993 and the Oil and Gas Conservation Act (Alberta) (the “OGCA”). The APEA and OGCA impose stricter environmental standards, require more stringent compliance, reporting and monitoring obligations and significantly increase penalties. Acclaim and StarPoint are committed to having Canetic meet its responsibilities to protect the environment wherever it operates and anticipates Canetic making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment. Canetic will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates. Acclaim and StarPoint believe that Canetic will be in material compliance with applicable environmental laws and regulations. Acclaim and StarPoint also believe that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

British Columbia’s Environmental Assessment Act became effective June 30, 1995. This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental review process.

In December, 2002, the Government of Canada ratified the Kyoto Protocol (“Protocol”). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 “business-as-usual” levels between 2008 and 2012. Given revised estimates of Canada’s normal emissions levels, this target translates into an approximately 40% gross reduction in Canada’s current emissions. In April, 2005, Environment Canada released “Project Green”, a working paper giving early indications of how implementation was to be achieved. Large Final Emitters (LFEs) (“LFEs”), being 700 of Canada’s largest emitters, will receive a specific reduction target of 45 megaton, and will have the opportunity to purchase domestic offset and technology credits. The exact mechanism for operating in the domestic credit market has yet to be revealed, and the prospect of non-LFE enterprise participating in that market to any great extent is uncertain. Various incentive funds have also been established to provide seed funding for the purchase of experimental technologies, encourage investment in alternative energy sources, and acquire credits from the domestic and international markets for re-sale to Canadian enterprise.

Environment Canada, in August, 2005, released consultation papers for the management of a system of greenhouse gas offsets in the form of tradable and bankable credits. The credits are created by enterprise, individuals, or municipal government through the implementation of projects registered with the to-be-created offset authority. Standards for quantifying greenhouse gas reductions were also proposed in the consultation paper.

Proposed Changes to Well Spacing Application Process

Following an internal review of the well spacing process the EUB proposed four changes as part of an ongoing commitment to continuous improvements to the EUB’s regulations and processes. Stakeholders had an opportunity to provide comments on the proposed changes until April 22, 2005. The proposed changes have not officially become regulations and are still in their extended consultation period. They deal with changes to the notification process, higher baseline well densities, application processing paths and process automation.

In terms of notification it will require industry pre-application notification to potentially affected subsurface parties only. There will also be higher baseline well densities in that part of Alberta east of the 5th Meridian and south of Township 53 in the Mannville and shallower formations. For gas wells there will be: (i) maximum 4 wells per pool per section above the Mannville group; and (ii) maximum 2 wells per pool per section for the Mannville group; and (iii) a standard buffer zone will be 300 metres on the south and west sides of the section. For oil wells there will be: (i) maximum 2 wells per pool per quarter section for the Mannville group; and (ii) standard buffer zone will be 200 metres on the south and east sides of the quarter section.

Application processing paths will adopt an application process model with three risk-based paths – routine, standard and non-routine – that would reflect the complexity of different conditions of the reservoir. There will also be streamlining of the processes by providing enhanced electronic application submission forms, automated well spacing orders, and Web-based well spacing information.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business.

The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. The continued tight supply demand balance for natural gas is causing significant elasticity in pricing. Despite record drilling activity, a strong economy, weather, fuel switching and demand for electrical generation there still exists a tight supply causing prices to remain high.

Crude oil is influenced by the world economy and OPEC’s ability to adjust supply to world demand. Recently crude oil prices have been kept high by political events causing disruptions in the supply of oil, and concern over potential supply disruptions triggered by unrest in the Middle East. Political events trigger large fluctuations in price levels.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

A second trend within the Canadian oil and gas industry is recent growth in the number of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Protocol will have on the sector. Generally during the past year, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry. Acclaim and StarPoint realize Canetic must compete with the numerous new companies and their new management teams and development plans in its access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs.

ADDITIONAL INFORMATION RESPECTING CANETIC RESOURCES TRUST

Canetic Units

An unlimited number of Canetic Units may be created and issued pursuant to the Canetic Trust Indenture. Each Canetic Unit represents an equal fractional undivided beneficial interest in any distribution from Canetic Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of Canetic Trust in the event of termination or winding-up of Canetic Trust. All Canetic Units outstanding from time to time are entitled to an equal share of any distributions from, and in any net assets of, Canetic Trust in the event of the termination or winding-up of Canetic Trust. All Canetic Units rank among themselves equally and ratably without discrimination, preference or priority. Each Canetic Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require Canetic Trust to redeem any or all of the Canetic Units held by such holder (See also, “Redemption Right”) and to one vote at all meetings of Canetic Unitholders for each Canetic Unit held. Canetic Unitholders shall not be subject to any liability in contract or tort or of any other kind in connection with the assets, obligations or affairs of Canetic Trust or with respect to any acts performed by the Canetic Trustee or any other person pursuant to the Canetic Trust Indenture.

Upon completion of the Arrangement, approximately 198.8 million Canetic Units are expected to be outstanding, 4.9 million Canetic Units will be reserved for issuance on conversion of the Convertible Debentures (as defined herein) and approximately 2.6 million Canetic Units will be initially reserved for issuance pursuant to Canetic Trust’s Unit Award Incentive Plan (subject to increase in accordance with such plan). See also, “Additional Information Respecting Canetic Resources Inc. – Share Capital of Canetic Resources Inc.” and “Convertible Debentures of Canetic Trust”.

Canetic Special Voting Units

In order to allow Canetic Trust flexibility in pursuing corporate acquisitions, the Canetic Trust Indenture allows for the creation of Canetic Special Voting Units which will enable Canetic Trust to effect exchangeable securities transactions. Exchangeable securities transactions are commonly used in corporate acquisitions to give the selling securityholder a tax deferred “rollover” on the sale of the securityholder’s securities, which may not otherwise be available. In an exchangeable securities transaction the tax event is generally deferred until the exchangeable securities are actually exchanged.

An unlimited number of Canetic Special Voting Units may be created and issued pursuant to the Canetic Trust Indenture. Holders of Canetic Special Voting Units are not entitled to any distributions of any nature whatsoever from Canetic Trust, but are entitled to such number of votes at meetings of Canetic Unitholders as may be prescribed by the Canetic Board of Directors in the resolution authorizing the issuance of any Canetic Special

Voting Units. Except for the right to vote at meetings of the Canetic Unitholders, the Canetic Special Voting Units shall not confer upon the holders thereof any other rights.

No Canetic Special Voting Units will be issued and outstanding upon completion of the Arrangement.

Convertible Debentures of Canetic Trust

Acclaim has two series of convertible debentures outstanding, the Acclaim 8% Debentures and the Acclaim 11% Debentures (collectively, the “Acclaim Convertible Debentures”) and StarPoint has the StarPoint 6.5% Debentures and the StarPoint 9.4% Debentures (collectively, the “StarPoint Convertible Debentures”) outstanding which will become obligations of Canetic Trust upon completion of the Arrangement. The following is a summary of the material attributes and characteristics of the Acclaim Convertible Debentures and the StarPoint Convertible Debentures (collectively, the “Convertible Debentures”).

The Acclaim 8% Debentures were originally issued in the aggregate principal amount of $75 million and approximately $19.0 million principal amount was outstanding at November 18, 2005. The Acclaim 8% Debentures mature on August 31, 2009.

The Acclaim 11% Debentures were originally issued in the aggregate principal amount of $45 million and approximately $2.8 million principal amount was outstanding at November 18, 2005. The Acclaim 11% Debentures mature on December 31, 2007.

The Starpoint 6.5% Debentures were originally issued in the aggregate principal amount of $60 million and approximately $53.6 million principal amount was outstanding at November 18, 2005. The StarPoint 6.5% Debentures mature on July 31, 2010.

The Starpoint 9.4% Debentures were originally issued in the aggregate principal amount of $50 million and approximately $13.5 million principal amount were outstanding at November 18, 2005. The StarPoint 9.4% Debentures mature on July 31, 2008.

Terms of Convertible Debentures

The Acclaim 8% Debentures bear interest from the date of issue at 8% per annum, which is payable semi-annually in arrears on February 28 and August 31 in each year. The Acclaim 11% Debentures bear interest from the date of issue at 11% per annum, which is payable semi-annually in arrears on June 30 and December 31 in each year.

The StarPoint 6.5% Debentures bear interest from the date of issue at 6.5% per annum, which is payable semi-annually in arrears on January 31 and July 31 in each year. The StarPoint 9.4% Debentures bear interest from the date of issue at 9.4% per annum, which is payable semi-annually in arrears on January 31 and July 31 in each year.

The principal amount of the Convertible Debentures will be payable in lawful money of Canada or, at the option of Canetic Trust and subject to applicable regulatory approval, by payment of Canetic Units as further described under “Payment Upon Redemption or Maturity” and “Redemption and Purchase”. The interest on the Convertible Debentures will be payable in lawful money of Canada including, at the option of Canetic Trust and subject to applicable regulatory approval, in accordance with the Interest Obligation as described under “Interest Payment Option”.

The Convertible Debentures will be direct obligations of Canetic Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of Canetic Trust as described under “Subordination”. The indentures governing the Convertible Debentures do not restrict Canetic Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Acclaim 8% Debentures are currently convertible at the holder’s option into fully paid and non-assessable Acclaim Units at any time prior to 5:00 p.m. (Calgary time) on the earlier of August 31, 2009, and the business day immediately preceding the date specified by Acclaim for redemption of the Acclaim 8% Debentures, at a conversion price of $13.50 per Acclaim Unit, being a conversion rate of 74.0741 Acclaim Units for each $1,000 principal amount of Acclaim 8% Debentures.

The Acclaim 11% Debentures are currently convertible at the holder’s option into fully paid and non-assessable Acclaim Units at any time prior to 5:00 p.m. (Calgary time) on the earlier of December 31, 2007 and the business day immediately preceding the date specified by Acclaim for redemption of the Acclaim 11% Debentures, at a conversion price of $9.75 per Acclaim Unit, being a conversion rate of 102.56 Acclaim Units for each $1,000 principal amount of Acclaim 11% Debentures.

Upon completion of the Arrangement, the Acclaim 8% Debentures and the Acclaim 11% Debentures will be convertible at the holder’s option into fully paid and non-assessable Canetic Units instead of Acclaim Units. In addition, the conversion price will be adjusted to give effect to the Arrangement as follows:

$Current Conversion Price	x

(the total number of Acclaim Units outstanding on the Effective Date x the Current Market Price per Acclaim Unit) - fair market value of TriStar Common Shares and TriStar Arrangement Warrants distributed

Acclaim Units outstanding on the Effective Date of the Arrangement x Current Market Price per Acclaim Unit

The conversion price arrived at above will then be further adjusted to give effect to the exchange ratio under the Arrangement by dividing that conversion price by 0.8333.

The StarPoint 6.5% Debentures are currently convertible at the holder’s option into fully paid and non-assessable StarPoint Units at any time prior to the close of business on the earlier of July 31, 2010 and the business day immediately preceding the date specified by StarPoint for redemption of the StarPoint 6.5% Debentures, at a conversion price of $19.75 per StarPoint Unit, being a conversion rate of 50.6329 StarPoint Units for each $1,000 principal amount of StarPoint 6.5% Debentures.

The StarPoint 9.4% Debentures are currently convertible at the holder’s option into fully paid and non-assessable StarPoint Units at any time prior to the close of business on the earlier of July 31, 2008 and the business day immediately preceding the date specified by StarPoint for redemption of the StarPoint 9.4% Debentures, at a conversion price of $16.68 per StarPoint Unit, being a conversion rate of 59.9520 StarPoint Units for each $1,000 principal amount of StarPoint 9.4% Debentures.

Upon completion of the Arrangement, the StarPoint 6.5% Debentures and the StarPoint 9.4% Debentures will be convertible at the holder’s option into fully paid and non-assessable Canetic Units instead of StarPoint Units. In addition, the conversion price will be adjusted to give effect to the Arrangement as follows:

$Current Conversion Price	x

(the total number of StarPoint Units outstanding on the Effective Date x the Current Market Price per StarPoint Unit) - fair market value of TriStar Common Shares and TriStar Arrangement Warrants distributed

StarPoint Units outstanding on the Effective Date of the Arrangement x Current Market Price per StarPoint Unit

For this purpose, the “Current Market Price” means the weighted average price per Acclaim Unit or StarPoint Unit, as the case may be, for 20 consecutive trading days ending on the fifth trading day preceding the Effective Date of the Arrangement on the TSX, all as determined in accordance with the applicable indentures governing the Convertible Debentures. In accordance with the terms of the Convertible Debentures “fair market value” is the value determined by the Acclaim Board, on behalf of AEI in the case of the Acclaim Debentures and the StarPoint Board, on behalf of SEL, in the case of the StarPoint Debentures, each with the approval of the trustee under the applicable Convertible Debenture indenture.

No adjustment will be made for distributions on Canetic Units issuable upon conversion or for interest accrued on Convertible Debentures surrendered for conversion; however, holders converting their Convertible Debentures will receive accrued and unpaid interest thereon.

Redemption and Purchase

The Acclaim 8% Debentures will not be redeemable on or before August 31, 2007. After August 31, 2007 and prior to maturity, the Acclaim 8% Debentures may be redeemed in whole or in part from time to time at the option of Canetic Trust on not more than 60 days and not less than 40 days prior notice, at a redemption price of $1,050 per Acclaim 8% Debenture after August 31, 2007 and on or before August 31, 2008 and at a redemption price of $1,025 per Acclaim 8% Debenture after August 31, 2008 and before maturity (each an “Acclaim 8% Redemption Price”), in each case, plus accrued and unpaid interest thereon, if any.

The Acclaim 11% Debentures will not be redeemable on or before January 1, 2006. After January 1, 2006 and prior to maturity, the Acclaim 11% Debentures may be redeemed in whole or in part from time to time at the option of Canetic Trust on not more than 60 days and not less than 30 days prior notice, at a redemption price of $1,050 per Acclaim 11% Debenture after January 1, 2006 and on or before January 1, 2007 and at a redemption price of $1,025 per Acclaim 11% Debenture after January 1, 2007 and before maturity (each an “Acclaim 11% Redemption Price”), in each case, plus accrued and unpaid interest thereon, if any.

The StarPoint 6.5% Debentures will not be redeemable on or before July 31, 2008. Canetic Trust may, on not more than 60 days and not less than 30 days prior notice, redeem the StarPoint 6.5% Debentures at a redemption price of $1,050 per StarPoint 6.5% Debenture after July 31, 2008, and on or before July 31, 2009, and at a price of $1,025 per Debenture after July 31, 2009 and before July 31, 2010 (each a “StarPoint 6.5% Redemption Price”), plus accrued and unpaid interest thereon, if any.

The StarPoint 9.4% Debentures will not be redeemable on or before July 31, 2006. Canetic Trust may, on not more than 60 days and not less than 30 days prior notice, redeem the StarPoint 9.4% Debentures at a redemption price of $1,050 per StarPoint 9.4% Debenture after July 31, 2006, and on or before July 31, 2007, and at a price of $1,025 per Debenture after July 31, 2007 and before July 31, 2008 (each a “StarPoint 9.4% Redemption Price”), plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Acclaim 8% Debentures or Acclaim 11% Debentures, as the case may be, or less than all of the StarPoint 6.5% Debentures or StarPoint 9.4% Debentures, as the case may be, the Acclaim 8% Debentures or Acclaim 11% Debentures, as the case may be, to be redeemed or the StarPoint 6.5% Debentures or the StarPoint 9.4% Debentures, as the case may be, to be redeemed, will be selected by the trustee appointed under the applicable Convertible Debenture indenture (the “Debenture Trustee”) on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.

Canetic Trust will have the right to purchase Convertible Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, Canetic Trust will repay the indebtedness represented by the Convertible Debentures by paying to Debentures Trustee in lawful money of Canada an amount equal to the aggregate applicable redemption price of the outstanding Convertible Debentures which are to be redeemed or the principal amount of the outstanding Convertible Debentures which have matured, as the case may be, together with accrued and unpaid interest thereon. Canetic Trust may, at its option, on not more than 60 days and not less than 40 days prior notice (30 days in the case of the Acclaim 11% Debentures and the StarPoint 6.5% Debentures) and subject to applicable regulatory approval, elect to satisfy its obligation to pay the applicable redemption price of the Convertible Debentures which are to be redeemed or the principal amount of the Convertible Debentures which have matured, as the case may be, by issuing Canetic Units to the holders of the Convertible Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Canetic Units to be issued will be determined by dividing the aggregate applicable redemption price of the outstanding Convertible Debentures which are to be redeemed or the principal amount of the outstanding Convertible Debentures which have matured, as the case may be, by 95% of the Current Market Price of the Canetic Units on the date fixed for redemption or the maturity date, as the case may be. No fractional Canetic Units will be issued on redemption or maturity but in lieu thereof Canetic Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term “Current Market Price” is defined in the Convertible Debenture indentures to mean the weighted average trading price of the Canetic Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be.

Subordination

The payment of the principal of, and interest on, the Convertible Debentures is subordinated in right of payment, as set forth in the Convertible Debenture indentures, to the prior payment in full of all Senior Indebtedness of Canetic Trust and indebtedness to trade creditors of Canetic Trust. “Senior Indebtedness” of Canetic Trust is defined in the debenture indentures as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of Canetic Trust (whether outstanding as at the date of the Convertible Debenture Indentures or thereafter incurred), other than indebtedness evidenced by the Convertible Debentures and all other existing and future debentures or other instruments of Canetic Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, the Convertible Debentures.

The Convertible Debenture indentures provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to Canetic Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of Canetic Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of Canetic Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Convertible Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Convertible Debentures or any unpaid interest accrued thereon. The Convertible Debenture indentures also provide that Canetic Trust will not make any payment, and the holders of the Convertible Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Convertible Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Convertible Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and the notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to Canetic Trust, unless the Senior Indebtedness has been repaid in full.

The Convertible Debentures are effectively subordinate to claims of creditors of Canetic Trust’s subsidiaries except to the extent Canetic Trust is a creditor of such subsidiaries ranking at least pari passu with such other creditors. Specifically, the Convertible Debentures are subordinated in right of payment to the prior payment in full of all indebtedness under Canetic Trust’s credit facilities.

Priority over Trust Distributions

The Convertible Debenture indentures provide that certain expenses of Canetic Trust must be deducted in calculating the amount to be distributed to the Canetic Unitholders. Accordingly, the funds required to satisfy the interest payable on the Convertible Debentures, as well as the amount payable upon redemption or maturity of the Convertible Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Canetic Unitholders.

Change of Control of Canetic Trust

Within 30 days following the occurrence of a change of control of Canetic Trust involving the acquisition of voting control or direction over 66 2/3 % or more of the Canetic Units (a “Change of Control”), Canetic Trust is required to make an offer in writing to purchase all of the Convertible Debentures then outstanding (the “Debenture Offer”), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the “Debenture Offer Price”).

If 90% or more of the aggregate principal amount of the Acclaim 8% Debentures, the Acclaim 11% Debentures, the StarPoint 6.5% Debentures or the StarPoint 9.4% Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to Canetic Trust pursuant to the applicable Debenture Offer, Canetic Trust will have the right and obligation to redeem all the remaining Acclaim 8% Debentures, the Acclaim 11% Debentures, the StarPoint 6.5% Debentures or the StarPoint 9.4% Debentures, as applicable, at the applicable Debenture Offer Price.

Interest Payment Option

Canetic Trust may elect, from time to time, to satisfy its obligation to pay all or any part of the interest on the Convertible Debentures (the “Interest Obligation”), on the date it is payable under the applicable Convertible Debenture indenture (an “Interest Payment Date”), by delivering sufficient Canetic Units to the Debenture Trustee to satisfy all or the part, as the case may be, of the Interest Obligation in accordance with the applicable Convertible Debenture indenture (the “Canetic Unit Interest Payment Election”). The Convertible Debenture indentures provide that, upon such election, the Debenture Trustee shall: (a) accept delivery from Canetic Trust of Canetic Units; (b) accept bids with respect to, and consummate sales of, such Canetic Units, each as Canetic Trust shall direct in its absolute discretion; (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the applicable Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Canetic Units not invested as aforesaid, to satisfy the Interest Obligation; and (d) perform any other action necessarily incidental thereto.

If a Canetic Unit Interest Payment Election is made, the sole right of a holder of Convertible Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Canetic Units (plus any amount received by the Debenture Trustee from Canetic Trust attributable to any fractional Canetic Units) in full satisfaction of the Interest Obligation, and the holder of such Convertible Debentures will have no further recourse to Canetic Trust in respect of the Interest Obligation.

Events of Default

The Convertible Debenture indentures provide that an event of default (“Event of Default”) in respect of the Convertible Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Convertible Debentures: (a) failure for 10 days to pay interest on the Convertible Debentures when due; (b) failure to pay principal or premium, if any, on the Convertible Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of Canetic Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Convertible Debenture Indentures and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to Canetic Trust specifying such default and requiring Canetic Trust to rectify the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of the applicable Convertible Debentures then outstanding, declare the principal of and interest on all outstanding such Convertible Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the applicable Convertible Debentures then outstanding may, on behalf of the holders of all such Convertible Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Convertible Debenture indentures contain provisions to the effect that if an offer is made for the Acclaim 8% Debentures or the Acclaim 11% Debentures or the StarPoint 6.5% Debentures or the StarPoint 9.4% Debentures, as the case may be, which is a take-over bid for such Convertible Debentures within the meaning of the Securities Act (Alberta) and not less than 90% of such Convertible Debentures (other than Convertible Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Convertible Debentures held by the holders of such Convertible Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Convertible Debentures may be modified in accordance with the terms of the Convertible Debenture indentures. For that purpose, among others, the Convertible Debenture indentures contain certain provisions which will make binding on all Convertible Debenture holders’ resolutions passed at meetings of the holders of Convertible Debentures by votes cast thereat by holders of not less than 66 2/3 % of the principal amount of the Convertible Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3 % of the principal amount of the Convertible Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

Limitation on Issuance of Additional Convertible Debentures

The Convertible Debenture indentures provide that Canetic Trust shall not issue additional Convertible Debentures of equal ranking if the principal amount of all issued and outstanding Convertible Debenture of Canetic Trust exceeds 25% of the Total Market Capitalization of Canetic Trust immediately after the issuance of such additional Convertible Debenture. “Total Market Capitalization” is defined in the Convertible Debenture indentures as the total principal amount of all issued and outstanding Convertible Debentures of Canetic Trust which are convertible at the option of the holder into Canetic Units of Canetic Trust plus the amount obtained by multiplying the number of issued and outstanding Canetic Units of Canetic Trust by the Current Market Price of the Canetic Units on the relevant date.

Limitation on Non Resident Ownership

The Debenture Trustee may require declarations as to the jurisdictions in which beneficial owners of Convertible Debentures are resident. If the Debenture Trustee becomes aware as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Canetic Units then outstanding (40% in the case of the StarPoint 6.5% Convertible Debentures) and, on a fully diluted basis, are, or may be, non residents or that such a situation is imminent, the Debenture Trustee may make a public announcement thereof and shall not register a transfer of Convertible Debentures to a person unless the person provides a declaration that the person is not a non resident. If, notwithstanding the foregoing, the Debenture Trustee determines that a majority of the Canetic Units are held by non-residents, the Debenture Trustee may send a notice to non resident holders of Convertible Debentures, chosen in inverse order to the order of acquisition or registration of the Convertible Debentures or in such manner as the Debenture Trustee may consider equitable and practicable, requiring them to sell their Convertible Debentures or a portion thereof within a specified period of not less than 60 days. If the Convertible Debenture holders receiving such notice have not sold the specified number of Convertible Debentures or provided the Debenture Trustee with satisfactory evidence that they are not non residents within such period, the Debenture Trustee may on behalf of such holder of Convertible Debentures, and, in the interim, shall suspend the rights attached to such Convertible Debentures. Upon such sale the affected holders shall cease to be holders of Convertible Debentures, and their rights shall be limited to receiving the net proceeds of sale upon surrender of such Convertible Debentures.

Book-Entry System for Convertible Debentures

The Convertible Debentures are issued in “book-entry only” form and must be purchased or transferred through a participant in the depository service of CDS & Co. The Convertible Debentures are evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Convertible Debentures is made only through the depository service of CDS & Co.

Issuance of Canetic Units

The Canetic Trust Indenture provides that Canetic Units, including rights, warrants, options and other securities to purchase, to convert into or to exchange into Canetic Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Canetic Board of Directors may determine. The Canetic Trust Indenture will be amended to create the Canetic Special Units required in connection with the Plan of Arrangement. See also,

Information Circular “Arrangement Steps – Canetic Trust Purchase of Acclaim Assets” and “Arrangement Steps – Canetic Trust Purchase of StarPoint Assets”.

Cash Distributions

Canetic Trust will make cash distributions in amounts equal to all of the interest and dividend income of Canetic Trust, net of Canetic Trust’s administrative expenses. In addition, Canetic Unitholders may, at the discretion of the Canetic Board of Directors, receive distributions in respect of repayments of principal made by Canetic to Canetic Trust on the Canetic Notes.

Cash distributions will be made on or about the 20th day of each month to Canetic Unitholders of record on the immediately preceding distribution record date. Acclaim and StarPoint currently intend that Canetic Trust will initially distribute $0.23 per Canetic Unit per month, beginning with the first distribution payable following closing of the Arrangement. It is anticipated that this distribution policy will result in a 2006 payout ratio of approximately 60% based on a commodity price forecast of US$55 WTI for oil and C$8.25 AECO for natural gas. The target payout ratio on a go forward basis of Canetic Trust is anticipated to be approximately 60% to 65%. Future distributions and the actual payout ratio will be subject to the discretion of the Canetic Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment. See also, “Risk Factors”.

Redemption Right

Canetic Units are redeemable at any time on demand by the holders thereof upon delivery to Canetic Trust of the certificate or certificates representing such Canetic Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by Canetic Trust, the holder thereof shall only be entitled to receive a price per Canetic Unit (the “Market Redemption Price”) equal to the lesser of: (i) 90% of the “market price” of the Canetic Units on the principal market on which the Canetic Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Canetic Units are surrendered for redemption; and (ii) the “closing market price” on the principal market on which the Canetic Units are quoted for trading on the date that the Canetic Units are surrendered for redemption.

For the purposes of this calculation, “market price” will be an amount equal to the simple average of the closing price of the Canetic Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Canetic Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Canetic Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Canetic Units for each day that there was trading, if the market provides only the highest and lowest prices of Canetic Units traded on a particular day. The “closing market price” shall be: an amount equal to the closing price of the Canetic Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Canetic Units if there was trading and the exchange or other market provides only the highest and lowest prices of Canetic Units traded on a particular day, and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by Canetic Trust in respect of any Canetic Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. The entitlement of Canetic Unitholders to receive cash upon the redemption of their Canetic Units is subject to the limitation that the total amount payable by Canetic Trust in respect of such Canetic Units and all other Canetic Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $100,000; provided that, Canetic may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by Canetic Trust in respect of Canetic Units tendered for redemption in such calendar month shall be paid on the last day of the following month by Canetic Trust distributing Redemption Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Canetic Units tendered for redemption.

If at the time Canetic Units are tendered for redemption by a Canetic Unitholder, the outstanding Canetic Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which Canetic considers, in its sole discretion, provides representative fair market value price for the Canetic Units or trading of the outstanding Canetic Units is suspended or halted on any stock exchange on which the Canetic Units are listed for trading or, if not so listed, on any market on which the Canetic Units are quoted for trading, on the date such Canetic Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Canetic Units were tendered for redemption then such Canetic Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Canetic Unit (the “Appraised Redemption Price”) equal to 90% of the fair market value thereof as determined by Canetic as at the date upon which such Canetic Units were tendered for redemption. The aggregate Appraised Redemption Price payable by Canetic Trust in respect of Canetic Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of Canetic Trust: (i) a cash payment; or (ii) a distribution of Notes or Redemption Notes as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Canetic Units to dispose of their Canetic Units. Redemption Notes that may be distributed to Canetic Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Redemption Notes. Redemption Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans.

Restrictions on Non Resident Ownership

Generally, a trust cannot qualify as a “mutual fund trust” for the purposes of the Tax Act if it is established or is being maintained primarily for the benefit of non-residents. Although not without uncertainty, this is generally accepted to exist in most situations where Non-Resident holders own significantly in excess of 50% of the aggregate number of Canetic Units issued and outstanding. However, there is currently an exception to the non-resident ownership restriction in paragraph 132(7)(a) of the Tax Act where not more than 10% of the trust’s property has at any time consisted of “taxable Canadian property”.

In accordance with the Canetic Trust Indenture, in order to ensure the maintenance of the Canetic Trust’s “mutual fund trust” status: (i) prior to the completion of any transaction involving the acquisition by the Canetic Trust of any Subsequent Investment; (ii) prior to any material modification to the Trust Fund (as defined in the Canetic Trust Indenture) other than as contemplated by subclause (i); (iii) promptly following (a) any proposed amendment to paragraph 132(7)(a) of the Tax Act (which provision relates to the level of “taxable Canadian property”), (b) any other proposed amendment to the Tax Act which impacts on paragraph 132(7)(a) of the Tax Act or otherwise imposes restrictions on non-resident ownership of units of a mutual fund trust or (c) the publication of any administrative bulletin or other notice of interpretation relating to the interpretation or application of such paragraph; or (iv) otherwise at any time when requested by the Canetic Trustee, Canetic will obtain an opinion of counsel confirming whether the Canetic Trust is, at the date thereof and following such transaction or event (which in the case of (iii) shall mean the coming into effect of the amendment or change of interpretation), still qualifies as a mutual fund trust under the Tax Act.

If at any time the Canetic Board of Directors determines, in its sole discretion, determines or becomes aware that Canetic Trust’s ability to continue to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a “mutual fund trust” thereunder is in jeopardy, then forthwith after such determination it shall be the sole responsibility of Canetic to monitor the holdings by Non-Residents and Canetic will take such steps as are necessary or desirable to ensure that Canetic Trust is not maintained primarily for the benefit of Non-Residents or that the Canetic Trust is otherwise able to continue to qualify as a “mutual fund trust” for the purposes of the Tax Act.

Canetic may, at any time and from time to time, in its sole discretion, request that the Canetic Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership, perform residency searches of Canetic Unitholders and beneficial Canetic mailing address lists, and take such other steps specified by Canetic , at the cost of the Canetic Trust, to determine or estimate as best possible the residence of the beneficial owners of the Canetic Units.

If at any time the Canetic Board of Directors, in its sole discretion, determines that it is in the best interest of the Canetic Trust, Canetic, notwithstanding the ability of the Canetic Trust to continue to rely on subsection 132(7)(a) of the Tax Act for the purpose of qualifying as a “mutual fund trust” under the Tax Act, may (i) require the Canetic Trustee to refuse to accept a subscription for Canetic Units from, or issue or register a transfer of Canetic Units to, a person unless the person provides a declaration to Canetic that the Canetic Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a Non-Resident; (ii) to the extent practicable in the circumstances, send a notice to registered holders of Canetic Units which are beneficially owned by Non-Resident, chosen in inverse order to the order of acquisition or registration of such Canetic Units beneficially owned by Non-Residents or in such other manner as Canetic may consider equitable and practicable, requiring them to sell their Canetic Units which are beneficially owned by Non-Residents or a specified portion thereof within a specific period of not less than 60 days. If the Canetic Unitholders receiving such notice have not sold the specified number of such Canetic Units or provided Canetic with satisfactory evidence that such Canetic Units are not beneficially owned by Non-Residents within such period, Canetic may, on behalf of such registered Canetic Unitholder, sell such Canetic Units and, in the interim, suspend the voting and distribution rights attached to such Canetic Units and make any distribution in respect of such Canetic Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale may be made on any stock exchange on which the Canetic Units are then listed and, upon such sale, the affected holders shall cease to be holders of Canetic Units so disposed of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the certificates representing such Canetic Units; (iii) delist the Canetic Units from any non-Canadian stock exchange; and (iv) take such other actions as the Canetic Board of Directors determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Canetic Units held by Non-Residents to ensure that Canetic is not maintained primarily for the benefit of Non-Residents.

Notwithstanding any other provision of this Trust Indenture, Non-Resident Canetic Unitholders, whether registered holders or beneficial holders of Canetic Trust Units, will not be entitled to vote in respect of any Special Resolutions to amend the provisions of the Trust Indenture relating to restrictions on Non Resident ownership.

Meetings of Canetic Unitholders

The Canetic Trust Indenture provides that meetings of Canetic Unitholders must be called and held for, among other matters, the appointment or removal of the Canetic Trustee, the appointment or removal of the auditors of Canetic Trust, the approval of amendments to the Canetic Trust Indenture (except as described under “Amendments to the Canetic Trust Indenture”), the sale of the property of Canetic Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of Canetic Trust. Meetings of Canetic Unitholders will be called and held annually for, among other things, the election of Canetic Trust’s nominees to the Canetic Board of Directors and the appointment of the auditors of Canetic Trust. At every second meeting of Canetic Unitholders, Canetic Unitholders will be asked to re-appoint, or appoint the successor to, the Canetic Trustee.

A meeting of Canetic Unitholders may be convened at any time and for any purpose by the Canetic Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 20% of the Canetic Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Canetic Unitholders may attend and vote at all meetings of Canetic Unitholders either in person or by proxy and a proxyholder need not be a Canetic Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Canetic Units shall constitute a quorum for the transaction of business at all such meetings. The holders of any issued Canetic Special Voting Units who are present at the meeting shall be regarded as representing outstanding Canetic Units for the purposes of determining such quorum.

The Canetic Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Canetic Unitholders in accordance with the requirements of applicable laws.

The Canetic Trustee

Computershare Trust Company of Canada is the trustee of Canetic Trust (the “Canetic Trustee”). The Canetic Trustee is responsible for, among other things: (a) accepting subscriptions for Canetic Units and issuing Canetic Units pursuant thereto; (b) maintaining the books and records of Canetic Trust and providing timely reports to holders of Canetic Units; and (c) paying cash distributions to Canetic Unitholders. The Canetic Trust Indenture provides that the Canetic Trustee shall exercise its powers and carry out its functions thereunder as Canetic Trustee honestly, in good faith and in the best interests of Canetic Trust and the Canetic Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Canetic Trustee’s appointment is until the second annual meeting of Canetic Unitholders. The Canetic Unitholders shall, at the second annual meeting of the Canetic Unitholders, re-appoint, or appoint a successor to the Canetic Trustee for an additional two year term, and thereafter, the Canetic Unitholders shall reappoint or appoint a successor to the Canetic Trustee at the annual meeting of Canetic Unitholders two years following the reappointment or appointment of the successor to the Canetic Trustee. The Canetic Trustee may resign on giving not less than 60 days’ notice in writing to Canetic . The Canetic Trustee may also be removed by Special Resolution of the Canetic Unitholders. Such resignation or removal shall not become effective until (a) the appointment of, and acceptance of such appointment by, a new Canetic Trustee in the place of the resigning Canetic Trustee or the Canetic Trustee to be removed, and (b) a legal and valid assumption by the new Canetic Trustee of all obligations of the Canetic Trustee related thereto in the same capacities as the resigning Canetic Trustee or the Canetic Trustee to be removed.

Delegation of Authority, Administration and Trust Governance

Following the completion of the Arrangement, the Canetic Board of Directors will have been generally delegated the significant management decisions of Canetic Trust and Canetic will have been retained to administer Canetic Trust on behalf of the Canetic Trustee. In particular, the Canetic Trustee will have delegated to Canetic responsibility for any and all matters relating to: (a) the redemption of Canetic Units; (b) the making of investments by Canetic Trust and the negotiation of management agreements respecting such investments; (c) any offering of securities of Canetic Trust including: (i) the listing and maintaining of the listing on the TSX (or any other stock exchange) of the Canetic Units; (ii) the filing of documents or obtaining of permission from any governmental or regulatory authority or the taking of any other step under federal or provincial law to enable securities which a Canetic Unitholder is entitled to receive to be properly and legally delivered and thereafter traded; (iii) ensuring compliance with all applicable laws; (iv) all matters relating to the content of any prospectus, information memorandum, private placement memorandum and similar public or private securities offering documents, and the certification thereof; (v) all matters concerning the terms of the sale or issuance of Canetic Units or rights to Canetic Units; (d) the determination of any record date for distributions; and (e) the determination of any borrowing or granting of security under the Canetic Trust Indenture.

Board of Directors

Canetic will initially have a board of directors consisting of nine individuals. Canetic Unitholders are entitled to elect the board of directors of Canetic. See also, “Additional Information Respecting Canetic Resources Inc.”.

Decision Making

The Canetic Board of Directors will supervise the management of the business and affairs of Canetic , including the business and affairs of Canetic Trust delegated to Canetic . Pursuant to the Canetic Administration Agreement, the Canetic Trustee will delegate certain matters to the Canetic Board of Directors including all decisions relating to: (i) issuance of additional Canetic Units; and (ii) the determination of the amount of distributable cash. The Canetic Board of Directors generally intends to hold regularly scheduled meetings to review the business and affairs of Canetic and make any necessary decisions relating thereto.

Liability of the Canetic Trustee

The Canetic Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Canetic Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Canetic Trust or the Trust Fund (as defined in the Canetic Trust Indenture), arising from the exercise by the Canetic Trustee of any powers, authorities or discretion conferred under the Canetic Trust Indenture, including, without limitation, entering into the Canetic Administration Agreement and relying on Canetic thereunder, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any appropriately qualified person, any reliance on any such evaluation, any action or failure to act of Canetic , or any other person to whom the Canetic Trustee has, with the consent of Canetic , delegated any of its duties under the Canetic Administration Agreement, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by Canetic to perform its duties under or delegated to it under the Canetic Trust Indenture or any other contract), including anything done or permitted to be done pursuant to, or any error or omission relating to, the rights, powers, responsibilities and duties conferred upon, granted, allocated and delegated to Canetic under the Canetic Trust Indenture or under the Canetic Administration Agreement, or the act of agreeing to the conferring upon, granting, allocating and delegating any such rights, powers, responsibilities and duties to Canetic in accordance with the terms of the Canetic Trust Indenture or under the Canetic Administration Agreement, unless such liabilities arise out of the negligence, wilful default or fraud of the Canetic Trustee or any of its directors, officers, employees, shareholders, or agents. If the Canetic Trustee has retained an appropriate expert or adviser or legal counsel with respect to any matter connected with its duties under the Canetic Trust Indenture or any other contract, the Canetic Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and notwithstanding any other provision of the Canetic Trust Indenture the Canetic Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Canetic Trustee under the Canetic Trust Indenture, the Canetic Trustee is and shall be conclusively deemed to be acting as Canetic Trustee of the assets of the Canetic Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Canetic Trust or the Trust Fund.

Amendments to the Canetic Trust Indenture

The Canetic Trust Indenture may be amended or altered from time to time by Special Resolution. The Canetic Trustee may, without the approval of the Canetic Unitholders, make certain amendments to the Canetic Trust Indenture, including amendments for the purpose of:

(a)                                  ensuring Canetic Trust’s continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b)                                 ensuring that Canetic Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(c)                                  ensuring that such additional protection is provided for the interests of Canetic Unitholders as the Canetic Trustee may consider expedient;

(d)                                 amending, modifying or changing any provisions of the Canetic Trust Indenture that are necessary or desirable in the opinion of the Canetic as a result of amendments to the Tax Act, the regulations thereunder or the interpretation thereof including, without limitation, amendments or changes relating to eligibility for investment and the requirements to maintain the Canetic Trust’s status as a “unit trust” and a “mutual fund trust” for purposes of the Tax Act;

(e)                                  removing or curing any conflicts or inconsistencies between the provisions of the Canetic Trust Indenture or any supplemental indenture, the Canetic Administration Agreement and any other agreement of the Canetic Trust or any offering document pursuant to which securities of the Canetic Trust are issued with respect to the Canetic Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Canetic Trustee the rights of the Canetic Trustee and of the Canetic Unitholders are not prejudiced thereby;

(f)                                    providing for, or amending the provisions of the Canetic Trust Indenture for, the electronic delivery by the Canetic Trust to Canetic Unitholders of documents relating to the Canetic Trust (including annual and quarterly reports, including financial statements, notices of Canetic Unitholder meetings and information circulars and proxy related materials) at such time as applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Canetic Trust Indenture are not contrary to or do not conflict with such laws;

(g)                                 curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Canetic Trustee the rights of the Canetic Trustee and of the Canetic Unitholders are not prejudiced thereby

(h)                                 making any modification in the form of Canetic Trust unit certificates to conform with the provisions of the Canetic Trust Indenture, or any other modifications, provided the rights of the Canetic Trustee and of the Canetic Unitholders are not prejudiced thereby; and

(i)                                     changing the situs of the Canetic Trust or the governing laws of the Canetic Trust which, in the opinion of the Canetic Trustee, are necessary or desirable in order to provide Canetic Unitholders with the benefit of any legislation limiting their liability.

Take-over Bids

The Canetic Trust Indenture contains provisions to the effect that if a take-over bid is made for the Canetic Units and not less than 90% of the Canetic Units (other than Canetic Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Canetic Units held by Canetic Unitholders who did not accept the take-over bid on the terms offered by the offeror.

Termination of Canetic Trust

The Canetic Unitholders may vote to terminate Canetic Trust at any meeting of the Canetic Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 25% of the Canetic Units; (b) a quorum of 50% of the issued and outstanding Canetic Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Canetic Unitholders.

Unless Canetic Trust is terminated or extended by vote of the Canetic Unitholders earlier, the Canetic Trustee shall commence to wind-up the affairs of Canetic Trust on December 31, 2099. In the event that Canetic Trust is wound-up, the Canetic Trustee will sell and convert into money the trust assets in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the trust assets, and shall in all respects act in accordance with the directions, if any, of the Canetic Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of Canetic Trust. In no event shall Canetic Trust be wound up until the trust assets shall have been disposed of, and under no circumstances shall any Canetic Unitholder come into possession of any interest in the trust assets. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of Canetic Trust and providing for indemnity against any other outstanding liabilities and obligations, the Canetic Trustee shall distribute the remaining part of the proceeds of the sale of the trust assets among the Canetic Unitholders in accordance with their pro rata share.

Reporting to Unitholders

The financial statements of Canetic Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of Canetic Trust, together with the report of such chartered accountants, will be mailed by the Canetic Trustee to Canetic Unitholders and the unaudited interim financial statements of Canetic Trust will be mailed to Canetic Unitholders within the periods prescribed by securities legislation. The year-end of Canetic Trust is December 31.

Upon completion of the Arrangement, Canetic Trust will be subject to the continuous disclosure obligations under applicable securities legislation.

Management of Canetic Trust

Pursuant to the provisions of the Canetic Administration Agreement, Canetic will provide certain management, administrative and support services to Canetic Trust, including those necessary: (a) to ensure compliance by Canetic Trust with continuous disclosure obligations under applicable securities legislation; (b) to provide investor relations services; (c) to provide or cause to be provided to Canetic Unitholders all information to which Canetic Unitholders are entitled to under the Canetic Trust Indenture; (d) to call, hold and distribute materials including notices of meetings and information circulars in respect of all necessary meetings of Canetic Unitholders; (e) to determine the amounts payable from time to time to Canetic Unitholders; and (f) to determine the timing and terms of future offerings of Canetic Units, if any. The Canetic Board of Directors is required to approve all matters referred to in items (d), (e) and (f) above.

ADDITIONAL INFORMATION RESPECTING CANETIC RESOURCES INC.

Management of Canetic

The name, municipality of residence, principal occupation for the prior five years and proposed position, of each of the persons who will be directors and officers of Canetic upon completion of the Arrangement are as follows:

Name and Municipality of Residence	Proposed Position with Canetic	Principal Occupation During the Past Five Years

Robert G. Brawn, B.Sc. P.Eng. Calgary, Alberta	Chairman Emeritus of the Board and Director

President of 738831 Alberta Ltd. (a private investment company) since May 30, 2003. From April 20, 2001 until May 30, 2003, Chairman of AEI and prior thereto, Chairman of Danoil, a predecessor of AEI. Mr. Brawn has more than 42 years experience in the oil and gas industry. He is also a Director of ATB Financial, a provincially owned financial institutional; Parkland Industries Ltd., a retail oil marketing company; Forzani Group Ltd., a retail sporting goods company; the Calgary Airport Authority; Zapata Energy Corporation, an oil and gas exploration company and is Chairman and Director of Grande Cache Coal Corporation, a coal mining company, and The Van Horne Institute, a transportation policy study organization.

J. Paul Charron, B.Comm, C.A. Calgary, Alberta	President, Chief Executive Officer and Director

President and Chief Executive Officer of AEI since October 1, 2002, Vice President and Chief Financial Officer of Ketch Energy Ltd. from April 2000 until October 1, 2002 and prior thereto held positions of Managing Director, Vice President and Director and Vice President of BMO Nesbitt Burns Inc. from May 1997 to April 2000.

Paul Colborne Calgary, Alberta	Director

President and Chief Executive Officer of SEL, as administrator of StarPoint, from January 2005 to December 2005. From September 2003 to January 2005, President and Chief Executive Officer of StarPoint Energy Ltd. From June 2001 to September 2003, President, Chief Executive Officer and a director of Crescent Point Energy Ltd. From 1993 to February 2001, President and Chief Executive Officer of Startech Energy Inc.

Name and Municipality of Residence	Proposed Position with Canetic	Principal Occupation During the Past Five Years

W. Peter Comber, MBA, C.A. Toronto, Ontario	Director

Managing Director of Barrantagh Investment Management Inc. (an investment counseling firm specializing in portfolio management for individuals and small pension funds) since 1999 and prior thereto President of Newtonhouse Investment Management Ltd., a predecessor company of Barrantagh. Mr. Comber has previously served in senior corporate finance positions with two major investment banking firms, and has served as a director of a number of oil and gas companies, including Elk Point Resources Ltd., which was acquired by AEI in January 2003.

Daryl Gilbert, P. Eng. (1) Calgary, Alberta	Director

Businessman from January 2005 and prior thereto President and Chief Executive Officer of Gilbert Laustsen Jung Associates Ltd. (an engineering consulting firm). Mr. Gilbert has been active in the western Canadian oil and gas sector for over 30 years. Mr. Gilbert is also a Director of AltaGas Income Trust (public energy facilities and services trust), Kereco Energy Ltd. and Chamaelo Exploration Ltd. (public oil and gas companies).

Murray M. Frame, B. Sc. (Honours) Calgary, Alberta	Director

Chairman and Chief Executive Officer of Canoil Inc. (a private oil and gas company) since 2002. Prior thereto President and Chief Executive Officer of Canoil Energy Corporation (a private oil and gas company) from 1996-2001 and prior thereto held positions of Vice-President Exploration, Executive Vice-President and Chief Operating Officer, President and Chief Operating Officer of Inverness Petroleum Ltd. (a public oil and gas company) from 1981 to 1996. Mr. Frame has 32 years of experience in the oil and gas industry.

Nancy M. Laird, MBA Calgary, Alberta	Director

Corporate director since July 2002. Former Senior Vice President, Marketing and Midstream of EnCana Corporation and of PanCanadian Energy Corporation, a predecessor company to EnCana Corporation, from 1997 to July 2002. Ms. Laird has over 20 years experience in the Canadian oil and gas and technology sectors. She currently serves as a Director of the Keyera Facilities Income Fund, Enerflex Systems Ltd. and the Alberta Electric System Operator. She was formerly President of NrG Information Services Inc. and held various positions of increasing responsibility with Norcen Energy Inc., North Canadian Marketing Inc., Canpet Marketing Limited and Shell Canada Limited.

Jack C. Lee, B.A., B.Comm Calgary, Alberta	Chairman of the Board and Director

Corporate director since October 1, 2002, President and Chief Executive Officer of AEI from April 20, 2001 until October 1, 2002 and prior thereto President and Chief Executive Officer of Danoil Energy Ltd., a predecessor of AEI. Mr. Lee has been involved in the start-up of a number of successful oil and gas companies. He began his career in the oil and gas industry as a Landman with Amoco Canada in 1973. He was Vice President of Land at Sceptre Resources from 1976 to 1979. In 1979 he participated in the start up of Gane Energy Ltd. (predecessor to Northstar Energy Ltd.) and was President and CEO until 1986. In 1994 he co-founded Independent Energy Inc. which was sold in 1996. He was one of the founding shareholders and executive officers of Cabos Resources Inc., which was acquired by Danoil Energy Ltd. He is currently Chairman and CEO of Independent Energy Ltd. (private oil and gas company) Mr. Lee is also a Director of Darian Resources Ltd. (private oil and gas company)

Name and Municipality of Residence	Proposed Position with Canetic	Principal Occupation During the Past Five Years

R. Gregory Rich, P.Eng. Houston, Texas	Director

Consulting advisor to Ziff Energy Group (an energy consulting firm) since May 2003 and a Principal of Blackrock Energy Associates (an energy consulting firm) since October 2002. President and Chief Executive Officer of XPRONET Resources, Inc. (a private oil and gas company) since April 1999. Prior thereto, Chairman and President of Amoco Canada Petroleum Company, Ltd. Mr. Rich has over 30 years of experience in the international oil and gas industry, most of it with Amoco Corporation. Mr. Rich has lived and worked in Canada, Azerbaijan, Gabon, the U.S.A. and Trinidad & Tobago and has had responsibility for the pursuit, capture and operation of upstream projects and opportunities worldwide.

David J. Broshko, B. Comm, C.A. Calgary, Alberta	Vice President, Finance and Chief Financial Officer	Chief Financial Officer of AEI since May 5, 2003. Prior thereto Chief Financial Officer of Paramount Resources Ltd.

Richard J. Tiede, P.Eng. Calgary, Alberta	Vice President, Business Development

Vice President, Business Development of AEI since October 1, 2002. President and Chief Operating Officer of Landover Energy Inc. from January 2000 to June 2002. Manager of Engineering, Vice President, Engineering and Chief Engineer of Northrock Resources Ltd. from December 1993 until January 2000.

Mark P. Fitzgerald, MBA, P.Eng. Calgary, Alberta	Vice President, Operations

Vice President, Operations of AEI since February 15, 2005. Formerly Vice President, Engineering of AEI since April 1, 2004 and Manager, Western District of AEI from August 2003 to March 31, 2004. Prior thereto worked in asset management, acquisitions and mergers for Dominion Energy Canada Ltd. (an oil and gas company).

Brian D. Evans, BA, LLB Calgary, Alberta	Vice President, General Counsel & Secretary

Vice President, General Counsel & Secretary of AEI since April 2005. Prior to joining AEI Mr. Evans practiced law with Burnet, Duckworth & Palmer LLP where he advised clients, including Acclaim, in the areas of mergers and acquisitions and energy law. Prior thereto he practiced oil & gas law with Evans Higa Burgess LLP between October 1992 and April 2004.

Wes Morningstar Calgary, Alberta	Vice-President, Exploitation

Vice-President, Exploration and Development of AEI since August 2003. Manager, Geology and Geophysics of AEI since October 2002. Business Unit Coordinator for the southern district for Ketch Energy Ltd., from October 2001 to October 1, 2002 and Vice-President, Exploration and Development of Magin Energy Ltd. (an oil and gas company) from June 1998 to June 2001.

Keith Rockley Calgary, Alberta	Vice-President Human Resources and Corporate Administration

Vice-President Human Resources and Corporate Administration of AEI since November 2005. President of Human Resource Solutions Inc., a private consulting business, from April 2005 to October 2005. Manager, Human Resources, Husky Energy Inc. from August 2000 to March 2005 and Manager, Human Resources and Corporate Administration, Renaissance Energy Ltd. from January 1996 to July 2000.

Don Robson	Vice President, Land

Vice President, Land of AEI since November 2005. Manager Land Negotiations and Director Land of AEI from September 2004 to November 2005. Land Manager Energy North Inc. from February 2001 to September 2004 and Land Manager, Renaissance Energy Ltd. from January 1986 to December 2000.

Name and Municipality of Residence	Proposed Position with Canetic	Principal Occupation During the Past Five Years

Dave Sterna	Vice President, Corporate Planning and Marketing

Vice President, Corporate Planning and Marketing of AEI since November 2005. Prior thereto Director of Marketing for AEI since September 2004. Director of Marketing for Calpine Canada from November 2001 to October 2004 and Manager of Risk Management and Liquids Marketing for Encal Energy Ltd. from April 1998 to November 2001.

Note:

(1)                                  Mr. Gilbert is a director of Globel Direct, Inc., which was subject to a cease trade order issued by the British Columbia Securities Commission on November 20, 2002 and the Alberta Securities Commission on November 22, 2002 for delay in filing financial statements. The required financial statements were filed and the cease trade orders were revoked effective December 23, 2002.

Canetic expects to establish an Audit Committee, Reserves Committee, Compensation Committee, Corporate Governance Committee and Health, Safety and Environment Committee as soon as practicable upon completion of the Arrangement.

After giving effect to the Arrangement, the number of Canetic Units beneficially owned, directly or indirectly, by all of the directors, officers and senior management of Canetic will be approximately 1,705,310 million Canetic Units (approximately 0.85 percent of the issued and outstanding Canetic Units).

Share Capital of Canetic

Upon completion of the Arrangement, the authorized capital of Canetic will consist of an unlimited number of Canetic Common Shares, an unlimited number of non-voting common shares and an unlimited number of exchangeable shares, issuable in series.

The following is a general description of the material rights, privileges, restrictions and conditions attaching to each class of shares.

Common Shares

Each Canetic Common Share entitles its holder to receive notice of and to attend all meetings of shareholders of Canetic and to one vote at such meetings. The holders of Canetic Common Shares are, at the discretion of the Canetic Board of Directors and subject to the rights of holders of the exchangeable shares and applicable legal restrictions, entitled to receive any dividends or other distributions declared by the Canetic Board of Directors on the Canetic Common Shares. The holders of Canetic Common Shares are, subject to the rights of holders of the exchangeable shares, entitled to share equally in any distribution of the assets of Canetic upon the liquidation, dissolution or winding-up of Canetic or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. All of the issued and outstanding Canetic Common Shares will be owned by Canetic Trust.

Non-voting Common Shares

The non-voting common shares of Canetic have the same rights, privileges, restrictions and conditions as the Acclaim Common Shares, with the exception that holders thereof are not entitled to notice of or to vote at meetings of shareholders of Canetic (except where required by applicable law). Dividends may be declared on either the Acclaim Common Shares or the non-voting common shares of Canetic to the exclusion of the other. No non-voting common shares will have been issued upon completion of the Arrangement.

Exchangeable Shares

The exchangeable shares have a priority over all common shares and non-voting common shares with respect to the payment of dividends and distributions on a liquidation, dissolution or winding-up of Canetic . The Canetic Board of Directors has the authority to fix the number and particular rights, privileges, restrictions and conditions attaching to each series of the exchangeable shares. No exchangeable shares will have been issued upon completion of the Arrangement.

SELECTED CONSOLIDATED INFORMATION
AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Production Information

The following summarizes historical production from the Canetic Assets, before deduction of royalties, during the periods indicated:

	Nine months ended	Years Ended
	September 30, 2005	December 31, 2004
Natural Gas (Mcf/d)	138,376	109,880
Crude Oil (Bbls/d)	28,688	19,213
Liquids (Bbls/d)	5,908	3,994
Oil equivalent (Boe/d)	57,660	41,520

Selected Financial Information

The following is a summary of selected financial information for the Canetic Assets for the periods indicated:

($000’s)	Pro Forma Nine Months Ended September 30, 2005	Pro Forma Year Ended December 31, 2004

Petroleum and natural gas sales (net)	855,751	1,023,818
Operating and transportation expenses(1)	186,428	250,183
Net operating revenue (2)	669,323	773,635

Notes:

(1)                                  Transportation expenses include all costs associated with the delivery of natural gas and crude oil to the point where title to the product changes from Acclaim to a third party.

(2)                                  Net operating revenue is before general and administrative costs, interest, income and capital taxes or any provisions related to depreciation, depletion and site restoration.

Liquidity and Capital Resources

Canetic Trust’s need for capital will be both short-term and long-term in nature. Short-term working capital will be required to finance accounts receivable, drilling deposits and other similar short-term assets, while the acquisition and development of oil and natural gas properties requires large amounts of long-term capital. There are essentially four methods of financing the capital needs of Canetic Trust: internally generated cash flow, long-term debt, equity, and farmout arrangements.

Material Debt

Canetic Trust expects to have a credit facility, through Canetic , with a syndicate of banks of approximately $1.1 billion (which will include a $50 million working capital facility) which will come into effect immediately after the Arrangement becomes effective (the “Canetic Credit Facilities”), subject to satisfaction of certain usual and customary conditions precedent. The initial advance under the Canetic Credit Facilities will be used to repay outstanding amounts under the Acclaim Credit Facilities and the StarPoint Credit Facilities and thereafter, Canetic Trust will cause Canetic to prudently use the Canetic Credit Facilities to finance its operations as required. It is expected that this will be the case, particularly in respect of financing the acquisition of producing properties.

It is expected that the amounts outstanding under the Canetic Credit Facilities will be unsecured but will be guaranteed by Canetic Trust and the other Canetic Operating Entities.

It is expected that Canetic Trust, Canetic and the Canetic Operating Entities will enter into subordination agreements in favour of the lenders under the Canetic Credit Facilities (and their affiliates) whereby Canetic Trust and the Canetic Operating Entities will be restricted from making any distributions (including to Canetic Trust and to Canetic Unitholders) when a default or event of default under the Canetic Credit Facilities has occurred and is continuing or would result from any such distribution.

If there are defaults or events of default under the Canetic Credit Facilities or in the event of a bankruptcy, liquidation or reorganization of Canetic or any of the other Canetic Operating Entities, the lenders under the Canetic Credit Facilities (and their affiliates in respect of both the Canetic Credit Facilities and hedges and other derivative transactions entered into with such lenders and their affiliates) will be entitled to payment of their claims from the assets of Canetic and the other Canetic Operating Entities before any assets are made available for distribution to Canetic Trust (including pursuant to the Canetic Notes and the Canetic NPIs). It is expected that Canetic Units will therefore be effectively junior to the Canetic Credit Facilities and such hedges and other derivative transactions of Canetic and the other Canetic Operating Entities. Other than pursuant to the Canetic Credit Facilities, neither Canetic nor any of the other Canetic Operating Entities are expected to be limited in their ability to incur secured or unsecured indebtedness. The Canetic Notes and the Canetic NPIs effectively provide that payments thereunder to Canetic Trust is subordinated to not only the Canetic Credit Facilities but to other trade creditors although such trade creditors will not have the benefit of an express subordination agreement.

Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts by the Canetic Operating Entities to Canetic . Although Canetic believes the Canetic Credit Facilities will be sufficient for the Canetic Operating Entities immediate requirements, there can be no assurance that the amount will be adequate for the financial obligations of the Canetic Operating Entities or that additional funds can be obtained or that upon expiration, the Canetic Credit Facilities can be refinanced on terms acceptable to Canetic Trust, Canetic and the other Canetic Operating Entities and to the applicable lenders.

In respect of equity financings, there is an active market for this form of financing for Canadian oil and natural gas companies. Canetic Trust anticipates that it will make use of this form of financing for any significant expansion in its capital programs.

All of Canetic Trust’s expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation. Canetic Trust has no control over government intervention or taxation levels in the oil and natural gas industry.

The pro forma liability for asset retirement obligations relating to the Canetic Assets was $138.1 million as at September 30, 2005. Canetic Trust intends to review the asset retirement costs annually. The liability is the fair value of the estimated future costs to abandon and reclaim the Canetic Assets discounted at a credit adjusted risk free rate of 8%. The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings, and for revisions to the estimated future cash flows.

Canetic Trust intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. Canetic Trust understands that the Canetic Assets are in substantial compliance, in all material respects, with current environmental legislation and will work with governmental environmental agencies to maintain this level of compliance.

Although Canetic has no set policy, management of Canetic may use financial instruments to reduce corporate risk in certain situations. Canetic ‘s strategy for natural gas and crude oil production will be to hedge existing or to be acquired production at the discretion of management, to help guarantee a return or to facilitate financings when concluding a business transaction. See also, “Other Oil and Gas Information — Forward Contracts” for a description of the hedging commitments that Canetic is expected to have in place upon completion of the

Arrangement. Prior to the Effective Date, StarPoint and/or Acclaim may enter into additional hedging commitments.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Canetic Trust as at September 30, 2005 both before and after giving effect to the Arrangement.

Designation	Authorized	Outstanding as at September 30, 2005 prior to giving effect to the Arrangement (1)	Outstanding as at September 30, 2005 after giving effect to the Arrangement (2)(3)
		($000’s except unit amounts)	($000’s except unit amounts)
Bank debt		$nil	$749,566
Convertible Debentures	Unlimited	$nil	$124,022

Canetic Units	Unlimited	$10 (1,000 trust units)	$3,600,055 (237.6 million trust units)

Notes:

(1)                                  Canetic Trust was initially settled as of November 16, 2005.

(2)                                  Assumes: (i) that no Dissent Rights are exercised; (ii) that an aggregate of 2.2 million Acclaim Units and 1.3 million StarPoint Units are issued pursuant to outstanding Acclaim Incentive Rights and StarPoint Incentive Rights prior to the Arrangement; and (iii) that no Acclaim Debentures and no StarPoint Debentures are converted into Acclaim Units or StarPoint Units after November 18, 2005 and prior to the Effective Time.

(3)                                  See also, “Pro Forma Consolidated Financial Statements” and “Balance Sheet” of Canetic Resources Trust attached as Schedules A and B.

CANETIC TRUST UNIT AWARD INCENTIVE PLAN

At the Meetings, the Acclaim Securityholders and the StarPoint Securityholders will be asked to consider and, if deemed advisable, approve the adoption by Canetic Trust of the Canetic Trust Unit Award Incentive Plan which will authorize the Canetic Board to grant awards (“Unit Awards”) of restricted units (“Restricted Awards”) and performance units (“Performance Awards”) to persons, firms or corporations who are employees, senior officers or directors of Canetic Trust or any affiliates of Canetic Trust or who are consultants or other service providers to Canetic Trust and its affiliates (“Canetic Service Providers”). A copy of the Canetic Trust Unit Award Incentive Plan is set out in Appendix J to this Information Circular.

The principal purposes of the Canetic Unit Award Incentive Plan are: to retain and attract qualified Canetic Service Providers; to promote a proprietary interest in Canetic Trust by such persons and to encourage such persons to remain in the employ or service of Canetic Trust and put forth maximum efforts for the success of the business of Canetic Trust; and to focus management of Canetic Trust on operating and financial performance and long-term unitholder returns.

Under the terms of the Canetic Unit Award Incentive Plan, any Canetic Service Provider may be granted Restricted Awards or Performance Awards. Each Restricted Award will entitle the holder to be issued the number of Canetic Units designated in the Restricted Award and such Canetic Units will vest and be issued as to one third on each of the first, second and third anniversary dates of the date of grant or such earlier or later dates as may be determined by the Canetic Board. Each Performance Award will entitle the holder to be issued on the third anniversary of the date of grant or such earlier or later date as may be determined by the Canetic Board the number of Canetic Units designated in the Performance Award multiplied by a Payout Multiplier (as defined in the Canetic Unit Award Incentive Plan), which is based on the percentile rank of Canetic Trust’s Total Unitholder Return (as defined in the Canetic Unit Award Incentive Plan), relative to returns on trust units or other securities of members of the peer comparison group over the term of the Performance Award. If the percentile rank is less than 35, the Payout Multiplier is zero and if the percentile rank is equal to or greater than 75, the Payout Multiplier is two. Pursuant to the Canetic Unit Award Incentive Plan, the Canetic Board may in its sole and absolute discretion impose additional or different conditions to the determination of the issue date or the Payout Multiplier except that in no event shall the Payout Multiplier be greater than two.

A holder of a Unit Award may elect, subject to the consent of Canetic Trust, to receive an amount in cash equal to the aggregate current market value of the Canetic Units to which the holder is entitled under his or her Unit Award in lieu of the issue of Canetic Units under such Unit Award. The amount payable to the holder is based on the closing price of the Canetic Units on the TSX on the trading day immediately preceding the issue date of the Canetic Units. If Canetic Trust and the holder so agree, this amount may be satisfied in whole or in part by Canetic Units acquired by Canetic Trust on the TSX provided that the total number of Canetic Units that may be so acquired on the TSX within any twelve month period may not exceed 5% of the outstanding Canetic Units at the beginning of the period.

The Canetic Unit Award Incentive Plan provides for cumulative adjustments to the number of Canetic Units to be issued pursuant to Unit Awards on each date that distributions are paid on the Canetic Units by an amount equal to a fraction having as its numerator the amount of the distribution per Canetic Unit and having as its denominator the fair market value of the Canetic Units on the trading day immediately preceding the distribution payment date. Fair market value is the weighted average trading price of the Canetic Units on the TSX for the twenty (20) trading days on which the Canetic Units traded immediately preceding such date.

In the event of a change in control of Canetic Trust, as defined in the Unit Award Incentive Plan, the vesting provisions attaching to the Unit Awards are accelerated and all unexercised Unit Awards will be issued immediately prior to the date upon which the change of control is completed.

Pursuant to the Canetic Unit Award Incentive Plan, unless otherwise determined by the Canetic Board or unless otherwise provided in a unit award agreement pertaining to a particular grant or any written employment or consulting agreement governing a grantee’s role as a Canetic Service Provider, if a grantee of a unit award (a “Grantee”) ceases to be a Canetic Service Provider as a result of termination for cause, effective as of the Cessation Date (as defined in the Canetic Unit Award Incentive Plan) all outstanding unit award agreements under which Unit Awards have been made to such Grantee, whether Performance Awards or Restricted Awards, shall be immediately terminated and all rights to receive Canetic Units thereunder shall be forfeited by the Grantee. If a Grantee ceases to be a Canetic Service Provider as a result of being terminated other than a termination for cause, effective as of the date that is two months after the Cessation Date, and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding unit award agreements under which Unit Awards have been made to such Grantee, whether Performance Awards or Restricted Awards, shall be terminated and all rights to receive Canetic Units thereunder shall be forfeited. If a Grantee voluntarily ceases to be a Canetic Service Provider as a result of the Grantee’s voluntary resignation (excluding retirement) effective as of the day that is two (2) weeks after the Cessation Date, all outstanding unit award agreements under which Unit Awards have been made to such Grantee shall be terminated, whether Performance Awards or Restricted Awards and all rights to receive Canetic Units thereunder shall be forfeited. If a Grantee ceases to be a Canetic Service Provider as a result of such Grantee’s retirement or death, all Canetic Units awarded to such Grantee under any outstanding Unit Award Agreements shall be issued as of the Cessation Date.

Except in the case of death, the right to receive Canetic Units pursuant to a Unit Award granted to a Canetic Service Provider may only be exercised by such Canetic Service Provider personally. Except as otherwise provided in the Canetic Unit Award Incentive Plan, no assignment, sale, transfer, pledge or charge of a Unit Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Unit Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Unit Award shall terminate and be of no further force or effect.

The Canetic Unit Award Incentive Plan provides that the maximum number of Canetic Units reserved for issuance from time to time pursuant to Unit Awards shall not exceed a number of Canetic Units equal to 5% of the aggregate number of: (i) issued and outstanding Canetic Units; plus (ii) the number of Canetic Units issuable upon exchange of outstanding Exchangeable Securities (as defined in the Canetic Unit Award Incentive Plan), if any. The aggregate number of Unit Awards granted to any single Canetic Service Provider shall not exceed 5% of the issued and outstanding Canetic Units, calculated on an undiluted basis. In addition: (i) the number of Canetic Units issuable to insiders at any time, under all security based compensation arrangements of the Canetic Trust, shall not exceed 10% of the issued and outstanding Canetic Units; and (ii) the number of Canetic Units issued to insiders, within any one year period, under all security based compensation arrangements of Canetic Trust, shall not exceed 10% of the issued and outstanding Canetic Units. The number of Canetic Units issuable pursuant to the Canetic Trust Incentive

Plan to non-management directors will be limited to a maximum of 0.5% of the issued and outstanding Canetic Units.

Canetic has the right to amend from time to time or to terminate the terms and conditions of the Canetic Unit Award Incentive Plan by resolution of the Canetic Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the TSX. Any amendment to Canetic Unit Award Incentive Plan shall take effect only with respect to Unit Awards granted after the effective date of such amendment, provided that it may apply to any outstanding Unit Awards with the mutual consent of Canetic and the Canetic Service Providers to whom such Unit Awards have been made. See also, “Other Matters to be considered at the Meeting - Approval of Canetic Trust Unit Award Incentive Plan”.

CANETIC EMPLOYEE UNIT OWNERSHIP PLAN

At the Meetings, the Acclaim Securityholders and the StarPoint Securityholders will be asked to consider and, if deemed advisable, ratify and approve the Canetic employee unit ownership plan (the “Canetic EUOP”) which is an amended and restated version of the current AEI employee unit ownership plan (the “AEI EUOP”) to give effect to the Arrangement. The Canetic EUOP also contains other miscellaneous amendments to the AEI EUOP designed to clarify the extent to which eligible participants who are on a leave of absence may participate in the Canetic EUOP and to authorizing the plan agent to sell all warrants, options, rights or spin-off shares on any Canetic Units held under the Canetic EUOP.

Under the Canetic EUOP, regular, permanent employees of Canetic and its affiliates and subsidiaries resident in Canada (“Members”) are entitled to participate in the Canetic EUOP. Members will be permitted to contribute up to 5% of the Member’s regular salary to the Canetic EUOP and Canetic will contribute an amount equal to two (2) times the Member’s contribution, up to a maximum of 10% of the Members regular salary. Members may also contribute and deposit Canetic Units issued to the participant pursuant to the Canetic Trust Unit Incentive Plan (“UAIP Trust Units”). Contributions of UAIP Trust Units may be made not more frequently than once every calendar quarter.

Member and Canetic contributions will be used (together with any reinvested cash distributions as provided in the Canetic EUOP) to purchase Canetic Units (i) from treasury as at the last day of the month in which such contributions are made at the then Current Market Price, in the case of Member contributions and Canetic contributions and at 95% of the then Treasury Purchase Price, which is defined to mean the weighted average trading price of the Canetic Units on the TSX for the ten trading days immediately preceding the date of calculation. In the case of reinvested cash distributions, or (ii) through the facilities of the TSX, the price of such Canetic Units to Members will be equal to the average price of all Canetic Units acquired through the facilities of the TSX for the purposes of the Canetic EUOP during the period beginning on the applicable distribution payment date and ending on the date that is three (3) Business Days prior to the next applicable date set by Canetic for the determination of Canetic Unitholders of record. Until notice to such effect is provided to the plan agent, all purchases of Canetic Units will be made from treasury. For purposes of the Canetic EUOP, “Current Market Price” at any date means the closing price per unit for the Canetic Units on the last trading day immediately prior to such date on which the Canetic Units traded on the TSX or, if on such date the Canetic Units are not listed on the TSX, on such stock exchange upon which such Canetic Units are listed and as selected by the directors of Canetic, or if the Canetic Units are not listed on any stock exchange, then on such over the counter market as may be selected for such purpose by the directors of the Canetic; and for these purposes “trading day” means a day on which the relevant exchange is open for the transaction of business.

Notwithstanding any other provision of the Canetic EUOP, issuances of Canetic Units from treasury under the Canetic EUOP, which, for greater certainty, excludes UAIP Trust Units contributed to the Canetic EUOP Plan, shall be subject to the following restrictions:

(a)                                  the number of Canetic Units reserved for issuance pursuant to the Canetic EUOP is 2,000,000

(b)                                 the maximum number of Canetic Units that may be issued to insiders pursuant to the Canetic EUOP and any other any trust unit option, trust unit option plan, employee trust unit purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Canetic Units, including the Canetic Trust Unit Award Incentive Plan and a Canetic Unit purchase from treasury which is financially assisted by Canetic Trust or Canetic by way of a loan, guarantee or otherwise (a “Trust Unit Compensation Arrangement”) is 10% of the number of Canetic Units outstanding;

(c)                                  the maximum number of Canetic Units that may be issued to insiders under the Canetic EUOP and any other Trust Unit Compensation Arrangement within a one (1) year period is 10% of the number of Canetic Units outstanding;

(d)                                 the maximum number of Canetic Units that may be issued to any one Insider under the Canetic EUOP and any other Trust Unit Compensation Arrangement within a one (1) year period is 5% of the number of Canetic Units outstanding; and

(e)                                  for the purposes of (b), (c) and (d) above, any entitlement to acquire Canetic Units granted pursuant to the Canetic EUOP or any other Trust Unit Compensation Arrangement prior to the Member becoming an insider is to be excluded. For the purposes of (c) and (d), the number of Canetic Units outstanding is to be determined on the basis of the number of Canetic Units outstanding at the time of the issuance excluding Canetic Units issued under the Canetic EUOP or under any other Trust Unit Compensation Arrangement over the preceding one (1) year period.

Any rights under the terms of the Canetic EUOP are personal to the Members and may not be assigned or alienated by the Member except, to the extent applicable, to the beneficiary of a Member’s RRSP account.

A Member whose Continuous Service (as defined in the Canetic EUOP) is terminated for any reason other than death will receive all Canetic Units and all Distributions (and all other amounts, if any) in his plan accounts (less all applicable withholding and other taxes or deductions) within sixty (60) days of such termination and the Member, within the sixty (60) day period, shall be entitled to provide the plan agent with all required forms and instructions for the sale in the market place or transfer of all Trust Units and all Distributions. Such a Member (or a Member who has reached 69 years of age) shall be entitled to direct the Canetic Trustee to transfer the Trust Units in his RRSP account (and all other amounts if any) to another registered retirement savings plan of which he or his spouse is an annuitant, or to a registered retirement income fund, as the case may be, on a tax deferred basis to the extent permitted by law.

Canetic has reserved the right to amend or discontinue the Canetic EUOP, in whole or in part, at any time and from time to time, in its sole discretion. However, no amendment to the Canetic EUOP shall operate to reduce the rights or assets of Members prior to the date of the amendment and no amendment to the Canetic EUOP Plan shall affect the rights, duties or responsibilities of the agent appointed under the Canetic EUOP without its consent. See also, “Other Matters to be considered at the Meeting - Approval of Approval of the Canetic Employee Unit Ownership Plan “.

DISTRIBUTION REINVESTMENT AND OPTIONAL UNIT PURCHASE PLAN

Following completion of the Arrangement and subject to the receipt of all necessary regulatory approvals, Canetic Trust intends to establish a distribution reinvestment and optional trust unit purchase plan (the “Canetic DRIP”). Non Residents of Canada will not be eligible to participate in the Canetic DRIP.

Upon implementation of the Canetic DRIP, eligible Canetic Unitholders may, at their option, elect to reinvest their cash distributions from Canetic Units by purchasing additional Canetic Units (the “DRIP Units”). Registered Canetic Unitholders that participate in the DRIP may also purchase additional Canetic Units with optional cash payments (the “Cash Payment Option”), subject to a minimum of $2,000 per remittance and a maximum of $100,000 per financial year of Canetic Trust. The aggregate number of DRIP Units that may be issued under the Cash Payment Option in any financial year of Canetic Trust will be limited to 2% of the number of Canetic Units issued and outstanding on the Effective Date and thereafter shall be limited to 2% of the number of Canetic Units issued and outstanding at the start of each financial year.

Canetic Trust may issue the DRIP Units from treasury and the price of such DRIP Units to participants shall be equal to (i) in the case of investment by optional cash payments, the weighted average price of the DRIP Units (the “Treasury Purchase Price”) on the TSX for each of the ten (10) trading days immediately preceding the date on which Canetic Trust will pay a cash distribution to the Canetic Unitholders (the “Cash Distribution Date”), and (ii) in the case of reinvestment of cash distributions, 95% of the Treasury Purchase Price. Canetic may determine to reinvest cash distributions or invest optional cash payments through the purchase of DRIP Units through the facilities of the TSX rather than issue DRIP Units from treasury. In that case, the price of the DRIP Units to participants will be the average price of all DRIP Units acquired pursuant to the Canetic DRIP during the period beginning on the Cash Distribution Date and ending on the date that is three (3) business days prior to the next applicable date for determination of Canetic Unitholders of record (the “Distribution Record Date”). Generally, Canetic expects that DRIP Units will be issued by Canetic Trust from treasury to satisfy the requirements of the Canetic DRIP.

Participants do not pay any costs associated with the Canetic DRIP including the payment of brokerage commissions. However, Canetic Unitholders who enroll in the Canetic DRIP through a broker, trust company, bank or other nominee may be subject to fees in accordance with their agreement with their nominee. In addition, the automatic reinvestment of cash distributions under the Canetic DRIP will not relieve participants of any income tax applicable to those distributions.

A Canetic Unitholder may, after electing to participate in the Canetic DRIP, terminate its participation in the Canetic DRIP by written notice to the plan agent. That notice, if actually received less than ten business days prior to a Distribution Record Date, will take effect in respect of such Canetic Unitholder for the cash distribution to be made on the next following Cash Distribution Date. Thereafter, distributions to such Canetic Unitholder will be in cash. Canetic Trust may amend, suspend or terminate the Canetic DRIP in its sole discretion, provided that any amendment to the Canetic DRIP must be approved by the TSX and that any amendment, modification or suspension shall have no retroactive effect on participants of the Canetic DRIP if such amendment, modification or suspension would prejudice the interests of participants. Canetic Trust is not required to issue Canetic Units into any jurisdiction where that issuance would be illegal under the Canetic DRIP or otherwise.

Canetic Trust intends to establish the Canetic DRIP as soon as possible following the Effective Date. However, there is no guarantee that Canetic Trust will receive the regulatory approvals required to implement the Canetic DRIP, or to avoid resale restrictions on DRIP Units purchased under the Canetic DRIP. Such approvals may not be available, or may be conditional upon amendments being made to the Canetic DRIP.

RISK FACTORS

The following is a summary of certain risk factors relating to the business of Canetic Trust and the Canetic Operating Entities. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual information form. Acclaim Securityholders and StarPoint Securityholders should consider carefully the information contained herein and, in particular, the following risk factors.

General

Canetic Trust is a limited purpose trust that is entirely dependent upon the operations and assets of the Canetic Operating Entities through its ownership, directly and indirectly, of securities of Canetic Operating Entities including the Canetic Common Shares, the Canetic Notes and the Canetic NPIs. Accordingly, Canetic Trust is dependent upon the ability of the Canetic Operating Entities to meet their interest, principal dividend and other distribution obligations on the securities of the Canetic Operating Entities and the Canetic NPIs. The Canetic Operating Entities’ income is received from the production of oil and natural gas from the Canetic Operating Entities’ Canadian resource properties and is susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with the Canetic Operating Entities’ resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, the ability of the Canetic Operating Entities to meet their obligations to Canetic Trust and Canetic Trust’s ability to pay distributions to Canetic Unitholders may be adversely affected.

Possible Failure to Realize Anticipated Benefits of the Arrangement and Other Acquisitions

Acclaim and StarPoint have completed a number of acquisitions and Canetic Trust anticipates making additional acquisitions in the future to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits. Achieving the benefits of completed and future acquisitions including the Arrangement depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Canetic Trust’s and Canetic ‘s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Canetic including the operations of Acclaim and StarPoint. The integration of acquired businesses requires the dedication of substantial management effort, time and resources, which may divert management’s focus, and resources from other strategic opportunities and from operational matters. The integration process may result in the loss of key employees and the disruption of ongoing business, supplier, customer and employee relationships that may adversely affect Canetic Trust’s ability to achieve the anticipated benefits of past and future acquisitions including the Arrangement.

Exploitation and Development

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using experienced staff, focusing exploitation efforts in areas in which the Canetic Operating Entities have existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods and controlling costs to maximize returns.

Reserve Estimates

The reserve and recovery information contained in Canetic Trust Engineering Report are only estimates and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared. In addition, probable reserve estimates for properties may require revision based on the actual development strategies employed to prove such reserves. Estimated reserves may also be affected by changes in oil and natural gas prices. Declines in the reserves of the Canetic Operating Entities that are not offset by the acquisition or development of additional reserves may reduce the underlying value of Canetic Units to Canetic Unitholders.

Volatility of Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate throughout the life of the Canetic Operating Entities’ reserves and price and demand are factors largely beyond their control. Such fluctuations will have a positive or negative effect on the revenue to be received. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that the Canetic Operating Entities may acquire. As well, cash distributions from Canetic Trust will be highly sensitive to the prevailing price of crude oil and natural gas.

Oil and natural gas prices have fluctuated widely during recent years and are subject to fluctuations in response to relatively minor changes in supply, demand, market uncertainty and other factors that are beyond Canetic Trust’s control. These factors include, but are not limited to, worldwide political instability, foreign supply of oil and natural gas, the level of consumer product demand, government regulations and taxes, the price and availability of alternative fuels and the overall economic environment.

Canetic Trust will use financial derivative instruments and other hedging mechanisms to try to limit a portion of the adverse effects resulting from changes in natural gas and oil commodity prices. In hedging its commodity price exposure, Canetic Trust will attempt whenever possible to use financial instruments that protect Canetic Trust against downward price movements while still providing some variable level of participation in the event that prices increase. To the extent Canetic Trust hedges its commodity price exposure, Canetic Trust recognizes that depending on the type of structure used, it may forego some or all of the benefit that it would have received if commodity prices increase. Canetic Trust recognizes that this potential opportunity cost is a trade-off for limiting its exposure downward price movements. In addition to the potential of experiencing an opportunity cost, other potential costs or losses associated with hedging could include situations where the other party to a hedge does not perform its obligations under the hedge agreement, the hedge is imperfect or Canetic Trust’s hedging policies and procedures are not followed. Furthermore, Canetic Trust cannot guarantee that such hedging transactions will fully offset the risks of changes in commodity prices. Canetic Trust’s commodity hedging activities could expose it to losses. Such losses could occur under various circumstances

In addition, Canetic Trust will regularly assess the carrying value of its assets in accordance with Canadian generally accepted accounting principles under the full cost method. If oil and natural gas prices become depressed or decline, the carrying value of Canetic Trust’s assets could be subject to downward revision.

Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by the Canetic Operating Entities will be affected by numerous factors beyond their control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas.

Capital Investment

The timing and amount of capital expenditures directly affect the amount of income for distribution to the Canetic Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Operational Matters

The operation of oil and gas wells involves a number of operating and natural hazards, which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Canetic Operating Entities and possible liability to third parties. The Canetic Operating Entities maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. The Canetic Operating Entities may become liable for damages arising from such events against which they cannot insure or against which they may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will have an adverse effect on Canetic Trust’s financial condition and therefore on the distributable income to be distributed to holders of Canetic Units. See also, “Risk Factors — Contingency”.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. To the extent the Canetic Operating Entities are not the operators of their oil and natural gas properties, the Canetic Operating Entities will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Although title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of a Canetic Operating Entity to certain properties. A reduction of distributable income could result in such circumstances.

An increase in operating costs or a decline in production levels could have a material adverse effect on Canetic Trust’s results of operations and financial condition and, therefore, could reduce distributions to Unitholders as well as affect the market price of the Units.

Higher operating costs for the Canetic Operating Entities’ properties will directly decrease the amount of cash flow received by Canetic Trust and, therefore, may reduce distributions to Unitholders. Electricity, chemicals, supplies, reclamation and abandonment and labor costs are a few of the operating costs that are susceptible to material fluctuation.

The level of production from the Canetic Operating Entities’ existing properties may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond the Canetic Operating Entities’ control. A significant decline in production could result in materially lower revenues and cash flow and, therefore, could reduce the amount available for distributions to Canetic Unitholders.

Proposed Changes to Well Spacing Application Process

Following an internal review of the well spacing process the EUB proposed four changes as part of an ongoing commitment to continuous improvements to the EUB’s regulations and processes. Stakeholders had an opportunity to provide comments on the proposed changes until April 22, 2005. The proposed changes have not officially become regulations and are still in their extended consultation period. They deal with changes to the notification process, higher baseline well densities, application processing paths and process automation.

In terms of notification it will require industry pre-application notification to potentially affected subsurface parties only. There will also be higher baseline well densities in that part of Alberta east of the 5th Meridian and south of Township 53 in the Mannville and shallower formations. For gas wells there will be (i) maximum 4 wells per pool per section above the Mannville group; (ii) maximum 2 wells per pool per section for the Mannville group; and (iii) a standard buffer zone will be 300 metres on the south and west sides of the section. For oil wells there will be (i) maximum 2 wells per pool per quarter section for the Mannville group; and (ii) standard buffer zone will be 200 metres on the south and east sides of the quarter section.

Application processing paths will adopt an application process model with three risk-based paths - routine, standard and non-routine - that would reflect the complexity of different conditions of the reservoir. There will also be streamlining of the processes by providing enhanced electronic application submission forms, automated well spacing orders, and Web-based well spacing information.

Contingency

On December 12, 2004, a gas release occurred at a Canetic operated well site west of the City of Edmonton, Alberta. Canetic ‘s emergency response plan was engaged and the resulting fire was extinguished on January 10, 2005. The well was not producing at the time of the incident and has not had an impact on production in the area.

Canetic carries control of well and general liability insurance in the amount of $10 million and $50 million less applicable deductibles respectively. Total costs associated with the incident are currently estimated to be approximately $45 million including the cost of drilling two relief wells and subsequent abandonment and reclamation of the site. Acclaim is currently working through the claims process with its insurers. At September 30, 2005, costs approximating $28 million were included in Canetic Trust’s consolidated financial statements as accrued liabilities with an offsetting accrual to accounts receivable for anticipated insurance recoveries.

As the reclamation and claim process is ongoing the financial impact of the incident on Acclaim and Canetic Trust is currently not determinable. See also, “Risk Factors — Operational Matters”.

Income Tax Matters - Canada

There can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of Canetic Units. If Canetic Trust ceases to qualify as a “mutual fund trust” under the Tax Act, the income tax considerations described herein under the heading “Certain Canadian Federal Income Tax Considerations” would be materially and adversely different in certain respects.

On September 8, 2005 the Department of Finance (Canada) released a consultation paper on tax and other issues related to publicly-listed flow-through entities, such as income trusts and limited partnerships, and invited interested parties to make submissions prior to December 31, 2005. The stated focus of this consultation paper is to assess the tax and economic efficiencies of flow-through entities to determine if the current tax system is appropriate or should be modified. In addition, on September 19, 2005, the Minister of Finance (Canada) announced that he had requested that the CRA postpone providing advance income tax ruling respecting flow-through entity structures effective immediately, that the Department of Finance (Canada) is closely monitoring developments in the flow-through entity market with a view to proposing measures in relation to the consultations and that consideration would be given to what, if any, transitional measures were appropriate. Further initiatives in this area, if any, including possible initiatives referred to in the consultation paper, may be taken following the completion of such consultations. Accordingly, further changes in this area are possible. Such changes could result in the income tax considerations described under the heading “Certain Canadian Federal Income Tax Considerations” being materially different in certain respects.

Variations in Foreign Currency Exchange Rates

Fluctuations in foreign currency exchange rates could adversely affect the Canetic Operating Entities’ business, and could affect the market price of the Canetic Units as well as distributions to Canetic Unitholders. The price that the Canetic Operating Entities receive for a majority of their oil and natural gas is based on Canetic United States dollar denominated benchmarks, and therefore the price received in Canadian dollars is affected by the exchange rate between the two currencies. A material increase in the value of the Canadian dollar relative to the Canetic United States dollar may negatively impact net production revenue by decreasing the Canadian dollars received for a given Canetic United States dollar price. Canetic Trust could be subject to unfavorable price changes to the extent that Canetic Trust has engaged, or in the future engages, in risk management activities related to foreign exchange rates, through entry into forward foreign exchange contracts or otherwise.

Canetic Trust’s operational results and financial condition are dependent on the prices received by the Canetic Operating Entities for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas regions, all of which are beyond Canetic Trust’s control. Any decline in oil and natural gas prices could have an adverse effect on Canetic Trust’s financial condition and therefore on the distributable income to be distributed to holders of Canetic Units as well as on the future value of the reserves of Canetic Trust as determined by independent evaluators.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of the Canetic Operating Entities or their oil and gas properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on the Canetic Operating Entities. See also, “Business and Properties — Industry Conditions — Environmental Regulation”.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases”. The Canetic Operating Entities’ exploration and production facilities and other operations and activities emit a small amount of greenhouse gases, which may subject the Canetic Operating Entities to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta’s Bill 32: Climate Change and Emissions Management, may require the reduction of emissions or emissions intensity of the Canetic Operating Entities’ operations and facilities. The direct or indirect costs of these regulations may adversely affect the Canetic Operating Entities’ business.

Debt Service

Amounts paid in respect of interest and principal on debt incurred in respect of the Canetic Operating Entities’ properties will reduce distributable income. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to Canetic Trust. Certain covenants of the agreements with Canetic ‘s lenders may also limit distributions to Canetic Trust and by Canetic Trust to Canetic Unitholders. Although Canetic believes its credit facilities will be sufficient for Canetic ‘s immediate requirements, there can be no assurance that the amount will be adequate for the financial obligations of the Canetic Operating Entities or that additional funds can be obtained.

Canetic ‘s principal lenders will obtain guarantees and subordination agreements from all material Canetic Operating Entities. If the Canetic Operating Entities become unable to pay their debt service charges or otherwise commit an event of default such as bankruptcy, the lenders may prohibit the Canetic Operating Entities from making payments to Canetic Trust. The lenders may enforce the payment obligations of the Canetic Operating Entities under the loan agreement and guarantees and such obligations of the Canetic Operating Entities to the lenders will rank in priority to any payments by the Canetic Operating Entities to Canetic Trust.

Structural Subordination of the Units

In the event of a bankruptcy, liquidation or reorganization of Canetic or any of the other Canetic Operating Entities, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of Canetic and the other Canetic Operating Entities, before any assets are made available for distribution to Canetic Trust (including pursuant to the Canetic Notes). The Canetic Units are therefore effectively junior to the bank indebtedness and most other liabilities (including trade payables) of Canetic and the other Canetic Operating Entities. Neither Canetic nor any of the other Canetic Operating Entities will be limited in their ability to incur secured or unsecured indebtedness.

Delay in Cash Receipts

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of oil and gas properties, and by the operator to the Canetic Operating Entities, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of oil and gas properties or the establishment by the operator of reserves for such expenses.

Reliance on Senior Management and Key Personnel

Canetic Unitholders will be dependent on the senior management and Canetic Board of Directors in respect of all aspects of the management of matters relating to the Canetic Operating Entities and their properties and all material matters relating to Canetic Trust. The success of Canetic Trust’s operations will be largely dependent on the skills and expertise of senior management and other key personnel. The continued success of Canetic Trust will be dependent on its ability to retain or recruit such personnel.

Depletion of Reserves

Canetic Trust has certain unique attributes that differentiate it from other oil and gas industry participants. Distributions of distributable income in respect of the Canetic Operating Entities’ oil and gas properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. The Canetic Operating Entities will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, the Canetic Operating Entities’ initial production levels and reserves will decline.

The Canetic Operating Entities’ future oil and natural gas reserves and production, and therefore their cash flows, will be highly dependent on the Canetic Operating Entities’ success in exploiting their reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Canetic Operating Entities’ reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Canetic Units become limited or unavailable, the Canetic Operating Entities’ ability to make the necessary capital investments to maintain or expand their oil and natural gas reserves will be impaired. To the extent that the Canetic Operating Entities are required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income will be reduced.

There can be no assurance that the Canetic Operating Entities will be successful in developing or acquiring additional reserves on terms that meet Canetic Trust’s investment objectives.

Aboriginal Land Claims

The economic impact on Canetic Trust of claims of aboriginal title is unknown. Aboriginal people have claimed aboriginal title and rights to a substantial portion of western Canada. Canetic Trust is unable to assess the effect, if any, that any such claim would have on the Canetic Operating Entities’ business and operations.

Additional Financing

To the extent that external sources of capital, including the issuance of additional Canetic Units, become limited or unavailable, Canetic Trust’s and the Canetic Operating Entities’ ability to make the necessary capital investments to maintain or expand their oil and gas reserves will be impaired. To the extent that Canetic Trust or the Canetic Operating Entities are required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income will be reduced.

Competition

There is strong competition relating to all aspects of the oil and gas industry. Canetic Trust and the Canetic Operating Entities actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial and other resources than Canetic Trust or the Canetic Operating Entities.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner that adversely affects Canetic Unitholders.

Investment Eligibility; Mutual Fund Trust Status

If Canetic Trust ceases to qualify as a mutual fund trust, the Canetic Units will cease to be qualified investments for RRSPs, RRIFs, DPSPs and RESPs (“Deferred Plans”). Where at the end of any month a Deferred Plan holds Canetic Units that were qualified investments at the time of acquisition, but subsequently have ceased to be qualified investments, the Deferred Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Canetic Units at the time such Canetic Units were acquired by the Deferred Plan. In addition, where a trust governed by an RRSP or RRIF holds Canetic Units that are not qualified investments, the trust will become taxable on its income attributable to the Canetic Units while they are not qualified investments, including the full amount of any capital gain realized on a disposition of Canetic Units while they are not qualified investments. Where a trust governed by an RESP holds Canetic Units that are not qualified investments, the plan’s registration may be revoked. If an RESP’s registration is revoked, it will become subject to tax under Part I on its taxable income. If, however, an RESP holds property that is not a qualified investment and the registration of the RESP is not revoked, Part XI.1 tax will apply, as described above. In addition, if Canetic Trust were to cease to qualify as a mutual fund trust:

•                                          Canetic Trust would be taxed on certain types of income distributed to Canetic Unitholders, including income generated by the royalty held by Canetic Trust. Payment of this tax may have adverse consequences for some Canetic Unitholders, particularly Canetic Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

•                                          Canetic Units held by Canetic Unitholders that are not residents of Canada would become taxable Canadian property. Consequently, non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Canetic Units held by them.

Redemption of Canetic Units

It is anticipated that the redemption right associated with Canetic Units will not be the primary mechanism for holders of Canetic Units to dispose of their Canetic Units. Redemption Notes which may be distributed in specie to Canetic Unitholders in connection with a redemption, will not be listed on any stock exchange and no market is expected to develop in such Redemption Notes. Redemption Notes will not be qualified investments for trusts governed by Deferred Plans.

Nature of Canetic Units

The Canetic Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Canetic or any other Canetic Operating Entities or as a direct investment in the Canetic Operating Entities’ business or assets. The Canetic Units represent a fractional interest in Canetic Trust. As holders of Canetic Units, Canetic Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions.

Canetic Trust’s primary assets will be the Canetic Notes, the Canetic NPIs and the direct and indirect ownership of common shares of the Canetic Operating Entities. The price per Canetic Unit is a function of the anticipated distributable income, the oil and gas properties of the Canetic Operating Entities and Canetic ‘s ability to effect long-term growth in the value of Canetic Trust. The market price of Canetic Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of Canetic Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of Canetic Units.

The Canetic Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, Canetic Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.

Canetic Unitholder Limited Liability

The Canetic Trust Indenture provides that no Canetic Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund (as defined in the Canetic Trust Indenture) or the obligations or the affairs of the Canetic Trust or with respect to any act performed by the Canetic Trustee or by any other person pursuant to the Canetic Trust Indenture or with respect to any act or omission of the Canetic Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Canetic Trustee or such other person under the Canetic Trust Indenture or with respect to any transaction entered into by the Canetic Trustee or by any other person pursuant to the Canetic Trust Indenture. No Canetic Unitholder shall be liable to indemnify the Canetic Trustee or any such other person with respect to any such liability or liabilities incurred by the Canetic Trustee or by any such other person or persons or with respect to any taxes payable by the Canetic Trust or by the Canetic Trustee or by any other person on behalf of or in connection with the Canetic Trust. Notwithstanding the foregoing, to the extent that any Canetic Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund and the Canetic Trust, to the extent of the Trust Fund is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Canetic Unitholder from or arising as a result of such Canetic Unitholder not having any such limited liability.

The Canetic Trust Indenture provides that all contracts signed by or on behalf of the Canetic Trust must contain a provision to the effect that such obligation will not be binding upon Canetic Unitholders personally. Notwithstanding the terms of the Canetic Trust Indenture, Canetic Unitholders may not be protected from liabilities of the Canetic Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Canetic Trust (to the extent that claims are not satisfied by the Canetic Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Canetic Trust Unitholders of this nature arising is considered unlikely in view of the fact that the primary activity of the Canetic Trust is to hold securities, and all of the business operations currently carried on by Canetic . The Income Trusts Liability Act (Alberta) came into force on July 1, 2004. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation came into force.

Restrictions on Non Resident Ownership

In accordance with the Canetic Trust Indenture, in order to ensure the maintenance of the Canetic Trust’s “mutual fund trust” status, Canetic will: (i) prior to the completion of any transaction involving the acquisition by the Canetic Trust of any Subsequent Investment; (ii) prior to any material modification to the Trust Fund other than as contemplated by subclause (i); (iii) promptly following any proposed amendment to paragraph 132(7)(a) of the Tax Act (which provision relates to the level of “taxable Canadian property”) or the publication of any administrative bulletin or other notice of interpretation relating to the interpretation or application of such section; or (iv) otherwise at any time when requested by the Canetic Trustee, obtain an opinion of counsel confirming whether the Canetic Trust is, at the date thereof and following such transaction or event (which in the case of (iii) shall mean the coming into effect of the amendment or change of interpretation), entitled to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a “mutual fund trust” under the Tax Act.

If at any time the Canetic Board of Directors determines, in its sole discretion, or becomes aware that Canetic Trust’s ability to continue to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a “mutual fund trust” thereunder is in jeopardy, then forthwith after such determination the Canetic Trust will not be maintained primarily for the benefit of Non-Residents and it shall be the sole responsibility of Canetic to monitor the holdings by Non-Residents and Canetic will take such steps as are necessary or desirable to ensure that Canetic Trust is not maintained primarily for the benefit of Non-Residents or that the Canetic Trust is otherwise able to continue as a “mutual fund trust”.

Canetic may, at any time and from time to time, in its sole discretion, request that the Canetic Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership perform residency searches of Canetic Unitholder and beneficial Canetic mailing address lists and take such other steps specified by Canetic , at the cost of the Canetic Trust, to determine or estimate as best possible the residence of the beneficial owners of the Canetic Units.

If at any time the Canetic Board of Directors, in its sole discretion, determines that it is in the best interest of the Canetic Trust, Canetic , notwithstanding the ability of the Canetic Trust to continue to rely on subsection 132(7)(a) of the Tax Act for the purpose of qualifying as a “mutual fund trust” under the Tax Act, may (i) require the Canetic Trustee to refuse to accept a subscription for Canetic Units from, or issue or register a transfer of Canetic Units to, a person unless the person provides a declaration to Canetic that the Canetic Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a Non-Resident; (ii) to the extent practicable in the circumstances, send a notice to registered holders of Canetic Units which are beneficially owned by Non-Resident, chosen in inverse order to the order of acquisition or registration of such Canetic Units beneficially owned by Non-Residents or in such other manner as Canetic may consider equitable and practicable, requiring them to sell their Canetic Units which are beneficially owned by Non-Residents or a specified portion thereof within a specific period of not less than 60 days. If the Canetic Unitholders receiving such notice have not sold the specified number of such Canetic Units or provided Canetic with satisfactory evidence that such Canetic Units are not beneficially owned by Non-Residents within such period, Canetic may, on behalf of such registered Canetic Unitholder, sell such Canetic Units and, in the interim, suspend the voting and distribution rights attached to such Canetic Units and make any distribution in respect of such Canetic Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale may be made on any stock exchange on which the Canetic Units are then listed and, upon such sale, the affected holders shall cease to be holders of Canetic Units so disposed of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the certificates representing such Canetic Units; (iii) delist the Canetic Units from any non-Canadian stock exchange; and (iv) take such other actions as the Canetic Board of Directors determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Canetic Units held by Non-Residents to ensure that Canetic is not maintained primarily for the benefit of Non-Residents.

Generally, a trust cannot qualify as a “mutual fund trust” for the purposes of the Tax Act if it is established or is being maintained primarily for the benefit of non-residents. Although not without uncertainty, this is generally accepted to exist in most situations where Non-Resident holders own significantly in excess of 50% of the aggregate number of Canetic Units issued and outstanding. However, there is currently an exception to the non-resident ownership restriction in paragraph 132(7)(a) of the Tax Act where not more than 10% of the trust’s property has at any time consisted of “taxable Canadian property”.

Notwithstanding any other provision of this Trust Indenture, Non-Resident Canetic Unitholders, whether registered holders or beneficial holders of Canetic Trust Units, will not be entitled to vote in respect of any Special Resolutions to amend the provisions of the Trust Indenture relating to restrictions on Non Resident ownership.

Dependence on Canetic Operating Entities

Canetic Trust is an open-ended energy trust that is entirely dependent upon the operations and assets of the Canetic Operating Entities through the direct and indirect ownership of the Canetic Operating Entities, the Canetic Notes, and the Canetic NPIs. Accordingly, the cash distributions to Canetic Unitholders will be dependent upon the ability of the Canetic Operating Entities to pay their interest obligations under the Canetic Notes, to declare and pay dividends on the Canetic Operating Entities’ common shares and to make payments under the Canetic NPIs.

Regulatory Matters

The Canetic Operating Entities’ operations are subject to a variety of federal, provincial laws and regulations, including laws and regulations relating to the protection of the environment.

Return of Capital

Canetic Units will have no value when reserves from the Canetic Operating Entities’ properties can no longer be economically produced and, as a result, cash distributions do not represent a “yield” in the traditional sense as they represent both return of capital and return on investment.

Potential Conflicts of Interest

The directors and officers of Canetic are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Canetic may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

Additional Risk Factors

The business of the Canetic Operating Entities is subject to other risks and matters that are outside of their control. See also, “Business and Properties — Industry Conditions”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in the Information Circular or this Appendix, none of the directors, officers or principal shareholders of Canetic and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects Canetic or any of its affiliates.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of Canetic , or any of their associates, to Canetic , nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Canetic .

INTEREST OF EXPERTS

The Canetic Trust Engineering Report is a mechanical update of various engineering reports of Acclaim and StarPoint with respect to the oil, NGL and natural gas interests to be held by Canetic Trust pursuant to the Arrangement and prepared by GLJ, Sproule and McDaniel. As at the date hereof, neither GLJ, Sproule or McDaniel nor any of their directors or officers owns, directly or indirectly, any of the Canetic Units.

MATERIAL CONTRACTS

The only material contracts entered into by Canetic Trust during the past two years or to which it will become a party on or prior to the Effective Date, other than during the ordinary course of business, are as follows:

1.                                       the Canetic Trust Indenture;

2.                                       the Canetic Administration Agreement to be dated as of the Effective Date between Computershare Trust Company of Canada and Canetic, referred to under “Additional Information Respecting Canetic Trust”;

3.                                       the Canetic Incentive Plan of Canetic Trust to be approved at the Meetings;

4.                                       the Acclaim 8% Debenture Indenture;

5.                                       the Acclaim 11% Debenture Indenture;

6.                                       the StarPoint 6.5% Debenture Indenture; and

7.                                       the StarPoint 9.4% Debenture Indenture.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to Canetic Trust to which Canetic Trust or Acclaim or StarPoint is a party or in respect of which any of the Canetic Assets are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Canetic Trust are Deloitte & Touche LLP.

Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario will be the registrar and transfer agent for the Canetic Trust Units.

SCHEDULE A

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

OF

CANETIC RESOURCES TRUST

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Trustee of Canetic Resources Trust:

We have read the accompanying unaudited pro forma consolidated balance sheet of Canetic Resources Trust (“Canetic”) as at September 30, 2005 and the unaudited pro forma consolidated statements of earnings for the nine months ended September 30, 2005 and for the year ended December 31, 2004 (collectively, the “Pro Forma Statements”), and have performed the following procedures.

1.    Compared the figures in the columns captioned “Consolidated Acclaim” to the unaudited consolidated financial statements of Acclaim Energy Trust (“Acclaim”) as at September 30, 2005 and for the nine month period then ended, and found them to be in agreement.

2.    Compared the figures in the column captioned “Consolidated StarPoint” to the unaudited consolidated balance sheet of StarPoint Energy Trust (“StarPoint”) as at September 30, 2005, and found them to be in agreement.

3.    Compared the figures in the column captioned “Pro Forma Consolidated Acclaim” to the unaudited consolidated pro forma statement of earnings of Acclaim for the year ended December 31, 2004, and found them to be in agreement.

4.    Compared the figures in the columns captioned “Pro Forma Consolidated StarPoint” to the unaudited consolidated pro forma statements of earnings of StarPoint for the nine month period ended September 30, 2005 and for the year ended December 31, 2004, and found them to be in agreement.

5.    Made enquiries of certain officials of Canetic who have responsibility for financial and accounting matters about:

a.     the basis for determination of the pro forma adjustments; and

b.     whether the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials:

a.     described to us the basis for determination of the pro forma adjustments; and

b.     stated that the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

6.    Read the notes to the Pro Forma Statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7.    Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Consolidated Acclaim” and “Consolidated StarPoint” as at September 30, 2005 and found the amounts in the column captioned “Pro Forma Canetic” to be arithmetically correct.

8.    Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Consolidated Acclaim” and “Pro Forma Consolidated StarPoint” for the nine months ended September 30, 2005 and found the amounts in the column captioned “Pro Forma Canetic” to be arithmetically correct.

9.    Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Pro Forma Consolidated Acclaim” and “Pro Forma Consolidated Starpoint” for the year ended December 31, 2004 and found the amounts in the column captioned “Pro Forma Canetic” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the Pro Forma Statements, and we therefore make no representation about the sufficiency of the procedures for the reader of such statements.

Calgary, Alberta	(signed) Deloitte & Touche LLP
November 18, 2005	Chartered Accountants

CANETIC RESOURCES TRUST

PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2005

(Unaudited)

(Expressed in Thousands of Dollars)

	Consolidated Acclaim	Consolidated StarPoint	Pro Forma Adjustments	Notes	Pro Forma Canetic
	$	$	$		$
ASSETS
CURRENT
Accounts receivable	126,887	131,684	—		258,571
Prepaid expenses	17,805	6,679	—		24,484
Deferred financial derivative loss	317	—	—		317
	145,009	138,363	—		283,372

Property, plant and equipment	1,273,064	1,964,932	814,959	2(a)	3,996,860
			(56,095)	2(b)
Goodwill	87,954	360,593	522,703	2(a)	971,250
Deferred financing charges	1,053	—	—		1,053
	1,507,080	2,463,888	1,281,567		5,252,535

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	106,414	104,506	(20,069)	2(c)	215,851
			25,000	2(a)
Distributions payable	17,713	21,720			39,433
Financial derivative liability	62,896	14,546	98,762	2(a)	176,204
Bank debt	—	412,637	(412,637)	2(c)	—
	187,023	553,409	(308,944)		431,488

Bank debt	336,929	—	412,637	2(c)	749,556
			(10)	1
Convertible debentures	24,896	75,029	19,411	2(a)	119,336
Financial derivative liability	16,468	7,397	38,573	2(a)	62,438
Future income taxes	164,698	128,043	236,957	2(a)	530,656
			958	2(b)
Asset retirement obligations	58,898	81,862	(2,660)	2(b)	138,100
	788,912	845,740	396,922		2,031,574

Non-controlling interest	3,804	4,876	(4,876)	2(a)	—
			(3,804)	2(d)
UNITHOLDERS’ EQUITY
Capital	1,073,359	1,672,284	860,137	2(a)	3,600,055
			(54,393)	2(b)
			3,804	2(d)
			44,854	2(e)
			10	1
Convertible debentures	—	3,723	963	2(a)	4,686
Contributed surplus	—	6,857	(6,857)	2(a)	—
Accumulated earnings	113,207	36,065	(36,065)	2(a)	88,422
			(24,785)	2(e)
Accumulated distributions	(472,202)	(105,657)	105,657	2(a)	(472,202)
	714,364	1,613,272	893,325		3,220,961
	1,507,080	2,463,888	1,281,567		5,252,535

CANETIC RESOURCES TRUST

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

Nine Months Ended September 30, 2005

(Unaudited)

(Expressed in Thousands of Dollars, Except Per Trust Unit Amounts)

	Consolidated Acclaim	Pro Forma Consolidated StarPoint	Pro Forma Adjustments	Notes	Pro Forma Canetic
	$	$	$		$

REVENUE
Petroleum and natural gas sales - net	442,731	430,619	(17,599)	3(a)	855,751

EXPENSES
Operating and transportation	99,099	90,535	(3,206)	3(a)	186,428
General and administrative	15,881	26,895			42,776
Plan of arrangement costs	—	12,116			12,116
Interest on bank debt	9,830	10,308			20,138
Interest on convertible debentures	6,162	6,345			12,507
Unit-based compensation	16,384	6,960	(23,344)	3(c)	—
Depletion, depreciation and amortization	176,202	182,042	34,773	3(b)	393,017
Accretion of asset retirement obligations	3,519	3,455			6,974
Realized loss on financial derivatives	54,460	5,963			60,423
Unrealized loss on financial derivatives	67,954	22,165			90,119
	449,491	366,784	8,223		824,498

EARNINGS (LOSS) BEFORE INCOME TAXES	(6,760)	63,835	(25,822)		31,253
Provision for capital taxes	4,893	9,000	—		13,893
Recovery of future income taxes	(28,839)	(29,788)	(18,191)	3(d)	(76,818)
	(23,946)	(20,788)	(18,191)		(62,925)

NON-CONTROLLING INTEREST	—	1,725	(1,725)	1	—

NET EARNINGS (LOSS)	17,186	82,898	(5,906)		94,178

Net earnings per unit - basic (Note 3(c))					0.48
Net earnings per unit - diluted (Note 3(e))					0.48

CANETIC RESOURCES TRUST

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

Year Ended December 31, 2004

(Unaudited)

(Expressed in Thousands of Dollars, Except Per Trust Unit Amounts)

	Pro Forma Consolidated Acclaim	Pro Forma Consolidated StarPoint	Pro Forma Adjustments	Notes	Pro Forma Canetic
	$	$	$		$
REVENUE
Petroleum and natural gas sales - net	530,971	512,249	(19,402)	3(a)	1,023,818

EXPENSES
Operating and transportation	129,784	124,754	(4,355)	3(a)	250,183
General and administrative	18,813	23,256			42,069
Interest on bank debt	14,529	16,788			31,317
Interest on convertible debentures	5,427	9,516			14,943
Unit-based compensation	9,016	1,564	(10,580)	3(c)	43,290
			43,290	3(c)
Depletion, depreciation and amortization	228,904	252,422	109,005	3(b)	590,331
Accretion of asset retirement obligations	3,545	2,783			6,328
Realized loss on financial derivatives	39,351	17,264			56,615
Unrealized (gain) loss on financial derivatives	11,093	(233)			10,860
	460,462	448,114	137,360		1,045,936
EARNINGS (LOSS) BEFORE INCOME TAXES	70,509	64,135	(156,762)		(22,118)

Provision for capital taxes	2,535	4,208	—		6,743
Provision for (recovery of) future income taxes	(542)	(28,051)	(47,140)	3(d)	(75,733)
	1,993	(23,843)	(47,140)		(68,990)

NON-CONTROLLING INTEREST	—	—	—		—

NET EARNINGS (LOSS)	68,516	87,978	(109,622)		46,872

Net earnings per unit - basic (Note 3(e))					0.25
Net earnings per unit - diluted (Note 3(e))					0.25

Canetic Resources Trust

Notes to Pro Forma Consolidated Financial Statements (unaudited)

As at September 30, 2005 and the Nine Months then Ended and the Year Ended December 31, 2004

1.     Basis of Presentation

The accompanying unaudited pro forma balance sheet as at September 30, 2005 and the unaudited pro forma consolidated statements of earnings for the nine months ended September 30, 2005 and for the year ended December 31, 2004 of Canetic Resources Trust (“Canetic”) (the “Pro Forma Statements”) have been prepared for inclusion in the Joint Information Circular of Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) dated November 18, 2005 relating to the Plan of Arrangement (“Arrangement”) dated November 18, 2005 involving Acclaim and StarPoint (the “Information Circular”).

The Arrangement contemplates the merger of Acclaim with StarPoint and the formation of a new public company TriStar Oil & Gas Ltd. (“TriStar”) concentrating on the exploration and development of oil and natural gas reserves. Pursuant to the Arrangement, Acclaim unitholders will receive for each Acclaim unit held 0.8333 units of Canetic and 0.08333 shares of TriStar and StarPoint unitholders will receive for each Starpoint unit held 1.0000 unit of Canetic and 0.1000 shares of TriStar for each unit held. In addition, under the Arrangement, Acclaim unitholders will receive 0.0175 of a warrant of TriStar for each Acclaim unit held and StarPoint unitholders will receive 0.0210 of a warrant of TriStar for each StarPoint unit held.

Canetic was settled on November 16, 2005 and has $10,000 of cash and unitholders’ equity.

The Pro Forma Statements include the accounts of Canetic and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). The unaudited pro forma consolidated balance sheet gives effect to the assumed transactions and assumptions described in note 2 as if they had occurred at the date of the balance sheet and the unaudited pro forma consolidated statements of earnings give effect to the assumed transactions and assumptions described in note 3 as if they had occurred at January 1, 2004. The Pro Forma Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing these Pro Forma Statements, no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the operations of the combined assets.

Accounting policies used in the preparation of the Pro Forma Statements are in accordance with those disclosed in the 2004 audited financial statements of Acclaim and StarPoint except for the changes in accounting policies, effective January 1, 2005, related to convertible debentures and exchangeable shares as more fully outlined in the unaudited interim consolidated financial statements of Acclaim as at September 30, 2005 and for the three and nine months then ended, as incorporated by reference in the Information

Circular.

The accompanying unaudited pro forma consolidated statement of earnings for the year ended December 31, 2004 reflects the retroactive adoption of the change in accounting policy related to convertible debentures. There was no impact to Acclaim’s financial statements for any period as a result of the change to the new policy relating to the exchangeable shares but Starpoint recorded $1,725 of non-controlling interest in the statement of earnings for the nine months ended September 30, 2005 and $4,876 in the balance sheet as at September 30, 2005.

The Pro Forma Statements have been prepared from information derived from and should be read in conjunction with the unaudited interim consolidated financial statement of Acclaim and StarPoint as at September 30, 2005 and for the three and nine months then ended, the audited consolidated financial statements of Acclaim and StarPoint as at and for the year ended December 31, 2004, the unaudited pro forma consolidated financial statements of StarPoint as at September 30, 2005 and for the three and nine months then ended and for the year ended December 31, 2004, the unaudited pro forma consolidated statement of earnings of Acclaim for the year ended December 31, 2004 and the unaudited statement of net operating revenues of the TriStar Oil & Gas Assets for the nine month period ended September 30, 2005 and for each of the years in the two year period ended December 31, 2004, all as incorporated by reference or included elsewhere in this Information Circular. In the opinion of management, the Pro Forma Statements include all necessary adjustments for a fair presentation of the ongoing entity in accordance with GAAP.

2.     Pro Forma Consolidated Balance Sheet Assumptions and Adjustments

a.     For accounting purposes, Canetic has been deemed the continuation of Acclaim. Under the Arrangement, Acclaim has been deemed for accounting purposes to be the acquirer of StarPoint, and consequently Canetic has accounted for the merger as an acquisition of StarPoint under the purchase method of accounting. The transfer of assets to TriStar from Canetic and StarPoint has been accounted for at fair value. The acquisition of StarPoint, before the transfer of assets to TriStar., is summarized as follows:

Net assets, at fair value ($000’s)
Property, plant and equipment	2,779,891
Goodwill	883,296
Working capital	12,137
Bank debt	(412,637)
Convertible debentures	(99,126)
Financial derivative liability	(159,278)
Future income taxes	(365,000)
Asset retirement obligations	(81,862)
2,557,421
Consideration
Trust units	2,532,421
Transaction costs	25,000
2,557,421

This allocation of the purchase price is subject to change once final information is obtained.

All the units and exchangeable shares of StarPoint were acquired by Acclaim in exchange for the issuance of units of Canetic.

b.    Property, plant and equipment has been reduced by $56.1 million, the asset retirement obligations liability has been decreased by $2.7 million and future income taxes have been increased by $1.0 million to reflect the transfer of assets to TriStar.

c.    As part of the Arrangement, the outstanding debt of StarPoint will be assumed by Acclaim under new long-term credit facilities.

d.    The outstanding exchangeable shares of Acclaim will be exchanged for units as part of the Arrangement.

e.    The Pro Forma Statements have been adjusted to reflect the vesting and issuance of units under the Acclaim incentive plan. No new unit-based rights are assumed to be issued during the periods.

3.     Pro Forma Consolidated Statements of Earnings Assumptions and Adjustments

a.    Revenue, royalty, operating and transportation expense in the pro forma consolidated statements of earnings for the nine months ended September 30, 2005 and the year ended December 31, 2004 have been adjusted to take into account the revenue and expenses of the Acclaim and StarPoint assets transferred to TriStar.

b.    Depletion, depreciation and amortization has been adjusted to reflect the application of the appropriate unit-of-production rate for the full cost pool allocated to Canetic based on the estimated proved petroleum and natural gas reserves after adjustments for the acquisition of StarPoint and the asset transfer to TriStar.

c.    An adjustment has been made to eliminate stock compensation expense of Acclaim and StarPoint for the year ended December 31, 2004 and for the nine months ended September 30, 2005 and record stock compensation expense of $43.3 million related to the assumed full vesting of rights under the Acclaim incentive plan. No new unit-based rights are assumed to be issued in the period.

d.    An adjustment to future income taxes for the above adjustments, as applicable.

e.    Acclaim has historically elected to not apply hedge accounting and has elected to follow the fair value accounting for all financial instruments. No adjustment has been made to the unaudited pro forma consolidated statements of earnings of Canetic for the financial instruments that were acquired from StarPoint and which were accounted for as hedges by StarPoint in its historical financial statements. If an adjustment were required to be made, it could be significant to the unaudited pro form financial statements.

f.     The net earnings per trust unit has been based on the following number of trust units issued under the Arrangement, the exchange of exchangeable shares, and the exercise of unit-based incentive rights:

	September 30, 2005	December 31, 2004

Basic weighted average units outstanding of Acclaim, as reported	105,655	88,877
Units issued for Acclaim Exchangeables	415	415
Units issued under Acclaim Incentive Plan	2,232	2,232
Adjustment for units issued on the Chevron Property Acquisition to assume these were issued at the beginning of the year	—	8,130
	108,302	99,654
Exchange ratio	0.8333	0.8333
Canetic units	90,248	83,042

Units issued on StarPoint acquisition	104,988	104,988
	195,236	188,030

SCHEDULE B

AUDITED BALANCE SHEET

OF

CANETIC RESOURCES TRUST

AUDITORS’ REPORT

To the Trustee of Canetic Resources Trust:

We have audited the balance sheet of Canetic Resources Trust as at November 16, 2005. This financial statement is the responsibility of 1198329 Alberta Ltd. on behalf of Canetic Resources Trust. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of Canetic Resources Trust as at November 16, 2005 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada	(signed) “Deloitte & Touche LLP”
November 16, 2005	Chartered Accountants

CANETIC RESOURCES TRUST

BALANCE SHEET

As at November 16, 2005

Assets
Current assets:
Cash	$10,000

$10,000
Unitholder’s Equity

Unitholder’s Equity	$10,000

$10,000

See accompanying notes

Approved on behalf of Canetic Resources Trust, by 1198329 Alberta Ltd.

(signed) “Spencer Coupland”
Spencer Coupland
Director

CANETIC RESOURCES TRUST

NOTES TO FINANCIAL STATEMENT

1.     Formation and Financial Presentation

Canetic Resources Trust (“Caneco Trust”) is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated November 16, 2005. Caneco Trust has not carried on active business since inception. Caneco Trust will be managed by Caneco Energy Inc., which will be a subsidiary of Caneco Trust upon completion of the Plan of Arrangement involving Acclaim Energy Trust, Acclaim Energy Inc., StarPoint Energy Trust, StarPoint Energy Ltd., Canetic Resources Trust, TriStar Oil & Gas Ltd., TriStar Finance Ltd., 1198330 Alberta Ltd., Acclaim Securityholders, Starpoint Securityholders and TriStar Finco Shareholders (see note 3).

2.     Unitholder’s Equity

Authorized

An unlimited number of Trust Units

Issued

	# Units	Amount
Trust Units
Issued upon settlement	1,000	$10,000
Balance as of November 16, 2005	1,000	$10,000

3.     Subsequent Event

On November 16, 2005, Acclaim Energy Trust, Acclaim Energy Inc., StarPoint Energy Trust and StarPoint Energy Ltd. entered into the Arrangement Agreement providing for the Plan of Arrangement which contemplate the merger of Acclaim Energy Trust and Starpoint Energy Trust to form Canetic Resources Trust and the creation of TriStar Oil & Gas Ltd., a company focused on the exploration for and production of oil and gas reserves. The Plan of Arrangement is subject to regulatory, judicial and securityholder approval and is anticipated to be completed on January 5, 2006.

APPENDIX I

TRISTAR STOCK OPTION PLAN

TRISTAR OIL & GAS LTD.

STOCK OPTION PLAN

ARTICLE 1 - PURPOSE OF THE PLAN

The purpose of the Plan is to provide certain Eligible Participants with an opportunity to purchase Common Shares and to benefit from the appreciation thereof.  This will provide an increased incentive for Eligible Participants to contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Common Shares for the benefit of all the shareholders and increasing the ability of the Corporation and its Subsidiaries to attract and retain individuals of exceptional skill.

ARTICLE 2 - DEFINED TERMS

Where used herein, the following terms shall have the following meanings:

(a)                                  “Board” means the board of directors of the Corporation;

(b)                                 “Common Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 6 hereof; such other shares to which a Participant may be entitled upon the exercise of an Option as a result of such adjustment;

(c)                                  “Change of Control” means any of the following:

(i)                                     the sale by the Corporation of all of the assets of the Corporation or substantially all of the assets of the Corporation;

(ii)                                  the acquisition by any Person (whether from the Corporation or from any other Person) of common shares or other securities of the Corporation having rights of purchase, conversion or exchange into common shares of the Corporation which together with securities of the Corporation held by such Person, together with Persons acting jointly or in concert (as those terms are defined by the Securities Act (Alberta)) with such Person, exceeds 51% of the issued and outstanding common shares of the Corporation, (assuming, for either test, the purchase, conversion or exchange of such other securities, whether then purchasable, convertible or exchangeable or not, into the highest number of common shares of the Corporation, such Person or Persons would be entitled to);

(iii)                               the amalgamation or merger of the Corporation with or into any one or more other corporations (other than: (a) an amalgamation or merger of the Corporation with or into a subsidiary (as such term is defined in the Alberta Business Corporations Act) of the Corporation; or (b) an amalgamation or merger of the Corporation unanimously recommended by the Board of Directors provided that the former holders of common shares receive, in the aggregate and in their capacities as such, shares of the amalgamated or merged Corporation having attached thereto not less than 51% of the votes attached to all shares of such amalgamated or merged Corporation);

(iv)                              the election at a meeting of the Corporation’s shareholders of that number of persons which would represent a majority of the Board of Directors as directors of the Corporation, who are not included in the slate for election as directors proposed to the Corporation’s shareholders by management of the Corporation;

(v)                                 the completion of any transaction or the first of a series of transactions which would have the same or similar effect as any transaction or series of transactions referred to in subsections (i), (ii), (iii) or (iv) referred to above; or

(vi)                              a determination by the Board of Directors that there has been a change, whether by way of a change in the holding of the common shares of the Corporation, in the ownership of the Corporation’s assets or by any other means, as a result of which any person or group of persons acting jointly or in concert is in a position to exercise effective control of the Corporation.

(d)                                 “Corporation” means TriStar Oil & Gas Ltd. and includes any successor corporation thereof;

(e)                                  “Eligible Participants” means the directors, officers, employees and consultants of the Corporation and its Subsidiaries;

(f)                                    “Exchange” means the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected for such purpose by the Board;

(g)                                 “Market Price per Share” shall mean the closing trading price of the Common Shares on the Exchange on the date prior to the date on which the Option is granted.  In the event that the Common Shares are not listed and posted for trading on any stock exchange in Canada, the Market Price per Share shall be determined by the Board in its sole discretion;

(h)                                 “Option” means an option to purchase Common Shares granted by the Board to certain Eligible Participants of the Corporation and its Subsidiaries, subject to the provisions contained herein;

(i)                                     “Option Price” means the price per share at which Common Shares may be purchased under the Option, as the same may be adjusted in accordance with Article 4 and Article 6 hereof;

(j)                                     “Participants” means certain Eligible Participants to whom Options are granted and which Options or a portion thereof remain unexercised;

(k)                                  “Performance Shares” means the performance shares of the Corporation;

(l)                                     “Plan” means this Stock Option Plan of the Corporation, as the same may be amended or varied from time to time;

(m)                               “Subsidiaries” means any corporation that is a subsidiary of the Corporation, as such term is defined under subsection 2(4) of the Business Corporations Act (Alberta), as such provision is from time to time amended, varied or re-enacted; and

(n)                                 “Take-over Proposal” means (i) any proposal or offer by a third person, whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 50% of the Corporation’s outstanding voting shares whether by way of arrangement, amalgamation, merger, consolidation or other business combination, including any single or multi-step transaction or series of related transactions that is structured to permit such third person to acquire in any manner, directly or indirectly, more than 50% of its outstanding voting shares, or (ii) any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction or other business combination involving the Corporation.

ARTICLE 3 - ADMINISTRATION OF THE PLAN

The Plan shall be administered by the Board.  The Corporation shall effect the grant of Options under the Plan, in accordance with determinations made by the Board pursuant to the provisions of the Plan as to:

(a)                                  the Eligible Participants to whom Options will be granted; and

(b)                                 the number of Common Shares that shall be the subject of each Option;

by the execution and delivery of instruments in writing in the form approved by the Board.

The Board may, from time to time, adopt such rules and regulations for administering the Plan as it may deem proper and in the best interests of the Corporation.  The Board may, subject to applicable law, pass a resolution delegating its powers hereunder to administer the Plan to a committee of the Board.

ARTICLE 4 - GRANTING OF OPTION

The Board from time to time shall grant Options to certain Eligible Participants.  The grant of Options will be subject to the conditions contained herein and may be subject to additional conditions determined by the Board from time to time.

The aggregate number of Common Shares that may be reserved for issuance under the Plan, together with any Common Shares reserved for issuance under any other share compensation arrangement, including the Performance Shares, must not exceed 10% of the number of Common Shares, on a non-diluted basis, outstanding at that time.  The “reloading” of Options, as described in the Toronto Stock Exchange Staff Notice #2004-0002 is permitted under the Plan.  This prescribed maximum may be subsequently increased to any other specified amount, provided the change is authorized by a vote of the shareholders of the Corporation.  If any Options granted under this Plan shall expire, terminate or be cancelled for any reason without having been exercised in full, any unpurchased Common Shares to which such Options relate shall be available for the purposes of the granting of further Options under this Plan.  No fractional shares may be purchased or issued hereunder.

Any grant of Options under the Plan shall be subject to the following restrictions:

(a)                                  the aggregate number of Common Shares reserved for issuance pursuant to Options granted to any one person, when combined with any other share compensation arrangement, may not exceed 5% of the outstanding Common Shares (on a non-diluted basis);

(b)                                 the number of Common Shares together with all of the Corporation’s other previously established or proposed share compensation arrangements issued to “insiders” within any one year period will not exceed 10% of the outstanding Common Shares; and

(c)                                  the issuance of Common Shares to any one “insider” and such insider’s associates pursuant to the Plan, when combined with any other share compensation arrangement, within a one year period may not exceed 5% of the outstanding Common Shares (on a non-diluted basis).

The aforementioned limits of Common Shares reserved for issuance may be formulated on a diluted basis with the consent of the Exchange.

The Option Price shall be fixed by the Board but under no circumstances shall any Option Price at the time of the grant be lower than the Market Price per Share.  The Option Price as calculated above is intended to be the fair market value of the Common Shares at the date of grant and, subject to the approval of the Board, the Exchange and the shareholders of the Corporation (where required), the Option Price may be adjusted if necessary to achieve that result.

An Option must be exercised within a period of five years from the date of the granting of the Option.  The vesting period or periods within this five year period during which an Option or a portion thereof may be exercised by a Participant shall be determined by the Board.  Further, the Board may, in its sole discretion at any time or in the Option agreement in respect of any Options granted, accelerate or provide for the acceleration of, vesting of Options previously granted.

ARTICLE 5 - EXERCISE OR DISPOSITION OF OPTIONS

Subject to the provisions of the Plan and the terms of the granting of the Option, an Option or a portion thereof maybe exercised from time to time by delivery to the Corporation’s principal office in Calgary, Alberta of a notice in writing signed by the Participant or the Participant’s legal personal representative and addressed to the Corporation.  This notice shall state the intention of the Participant or the Participant’s legal personal representative to exercise the said Option or a portion thereof; the number of Common Shares in respect of which the Option is then being exercised and shall be accompanied by payment in full of the Option Price for the Common Shares which are the subject of the exercise.  Alternatively, a Participant may offer to dispose of his or her vested, unexercised Options or any of them to the Corporation for cash in an amount not to exceed the fair market value thereof and the Corporation has the right, but not the obligation, to accept the Participant’s offer.  The Participant shall make an offer to dispose of his or her Options by providing a written notice to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, specifying the number of vested and unexercised options the Participant is proposing to dispose of.

ARTICLE 6 - ADJUSTMENTS IN SHARES

Appropriate adjustments in the number of Common Shares subject to the Plan and, as regards Options granted or to be granted, in the number of Common Shares optioned and in the Option Price, shall be made by the Board to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the authorized or issued capital of the Corporation, which changes occur subsequent to the approval of the Plan by the Board.

Options granted to Participants hereunder are non-assignable unless the prior written consent of the Corporation and the Exchange has been obtained and, except in the case of the death of a Participant (which is provided for in Article 8), are exercisable only by the Participant to whom the Options have been granted.

ARTICLE 7 - DECISIONS OF THE BOARD

All decisions and interpretations of the Board respecting the Plan or Options granted thereunder shall be conclusive and binding on the Corporation and the Participants and their respective legal personal representatives and on all Eligible Participants under the provisions of the Plan.

ARTICLE 8 - TERMINATION OF EMPLOYMENT/DEATH

In the event of the resignation or retirement of a Participant, or the termination of the employment of a Participant, whether with or without cause or reasonable notice, prior to the expiry time of an Option, such Option shall cease and terminate on the thirtieth (30th) day following the effective date of such resignation, retirement or termination or the expiry time of such Option, whichever occurs first, and thereafter shall be of no further force or effect whatsoever as to the Common Shares in respect of which such Option has not previously been exercised.  Notwithstanding the foregoing, in the event of termination for cause, such Option shall cease and terminate on the seventh (7th) day following the date of said termination and thereafter shall be of no further force or effect whatsoever as to the Common Shares in respect of which such Option has not previously been exercised.

In the event of the death of a Participant on or prior to the expiry time of an Option, such Option may be exercised as to such of the Common Shares in respect of which such Option has not previously been exercised (and as the Participant would have been entitled to purchase), by the legal personal representatives of the Participant at any time up to and including (but not after) the earlier of the date that is six (6) months following the date of death of the Participant and the expiry time of such Option.

The Plan does not confer upon a Participant any right with respect to continuation of employment by the Corporation or any of its Subsidiaries, nor does it interfere in any way with the right of the Participant or the Corporation to terminate the Participant’s employment at any time.

Options shall not be affected by any change of employment of the Participant where the Participant continues to be employed by the Corporation or any of its Subsidiaries.

ARTICLE 9 - CHANGE OF CONTROL

In the event of a Change of Control is contemplated or has occurred, all Options which have not otherwise vested in accordance with their terms shall vest and be exercisable at such time as is determined by the Board, notwithstanding the other terms of the Options, for a period of time ending on the earlier of the expiry time of the Option and the thirtieth (30th) day following the Change of Control.

If approved by the Board, Options may provide that, whenever the Corporation’s shareholders receive a Take-over Proposal, such Option may be exercised as to all or any of the Common Shares in respect of which such Option has not previously been exercised (including in respect of Common Shares not otherwise vested at such time) by the Participant (the “Take-over Acceleration Right”).  The Take-over Acceleration Right shall commence at such time as is determined by the Board, provided that, if the Board approves the Take-over Acceleration Right but does not determine commencement and termination dates regarding same, the Take-over Acceleration Right shall commence on the date of the Take-over Proposal and end on the earlier of the expiry time of the Option and the tenth (10th) day following the expiry date of the Take-over Proposal.  Notwithstanding the foregoing, the Take-over Acceleration Right may be extended for such longer period as the Board may resolve.

ARTICLE 10 - AMENDMENT OR DISCONTINUANCE OF PLAN

The Board may amend or discontinue the Plan at any time without the consent of the Participants provided that such amendment shall not alter or impair any Option previously granted under the Plan except as permitted by the provisions of Article 6 hereof and that such amendment or discontinuance has been approved, if required, by the Exchange.  The Board may, with the approval of the Participant, if required, amend the terms of any Option issued pursuant to the Plan without approval of shareholders, unless otherwise required by the Exchange.  For example, the Board has the authority to make changes such as amending the terms of the Plan relating to the effect of termination, cessation as a director or officer or death on the right to exercise Options held by an insider without shareholder approval.  However, the Board is not be entitled to amend any Option held by an insider to lower the Option Price or to extend the expiry date of Options granted hereunder without approval of the Exchange and, if required by the Exchange, shareholder approval.

ARTICLE 11 - GOVERNMENT REGULATION

The Corporation’s obligation to issue and deliver Common Shares under any Option is subject to:

(a)                                  the satisfaction of all requirements under applicable securities laws in respect thereof and obtaining all regulatory approvals as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)                                 the admission of such Common Shares to listing on any stock exchange on which such Common Shares may then be listed; and

(c)                                  the receipt from the Participant of such representations, warranties, agreements and undertakings as to future dealings in such Common Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this connection, the Corporation shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Common Shares in compliance with applicable securities laws and for the listing of such Common Shares on any stock exchange on which such Common Shares are then listed.

ARTICLE 12 - PARTICIPANTS’ RIGHTS

A Participant shall not have any rights as a shareholder of the Corporation until the issuance of a certificate for Common Shares-upon the exercise of an Option or a portion thereof; and then only with respect to the Common Shares represented by such certificate or certificates.

ARTICLE 13 – APPROVALS

The Plan shall be subject to:

(a)                                  the approval of the shareholders of the Corporation; and

(b)                                 acceptance by the Exchange.

Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless such approval and acceptance is given.

ARTICLE 14 – OPTION AGREEMENT

The Option agreement between the Corporation and each Participant to whom an Option is granted hereunder will be in writing and will set out the number of Common Shares subject to option, the Option Price, the vesting dates, the expiry date and any other terms approved by the Board, all in accordance with the provisions of this Plan.  The agreement will be in such form as the Board may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.

APPENDIX J

CANETIC TRUST UNIT AWARD INCENTIVE PLAN

CANETIC RESOURCES TRUST

2006 Unit Award Incentive Plan

The Board of Directors of Canetic Resources Inc. (the “Corporation”) has adopted this 2006 Unit Award Incentive Plan (the “Plan”) for Canetic Resources Trust (the “Trust”) governing the issuance of Units (as defined herein) of the Trust to Service Providers (as defined herein).

1.                              Purposes

The principal purposes of the Plan are as follows:

(a)           to retain and attract qualified Service Providers that the Trust and the Trust Affiliates require;

(b)           to promote a proprietary interest in the Trust by such Service Providers and to encourage such persons to remain in the employ or service of the Trust and the Trust Affiliates and put forth maximum efforts for the success of the affairs of the Trust and the business of the Trust Affiliates; and

(c)           to focus management of the Trust and the Trust Affiliates on operating and financial performance and total long-term Unitholder return.

2.                              Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a)           “Adjustment Ratio” means, with respect to any Unit Award, the ratio used to adjust the number of Units to be issued on the applicable Issue Date(s) pertaining to such Unit Award determined in accordance with the terms of the Plan; and, in respect of each Unit Award, the Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each Distribution Payment Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Unit, paid on that Distribution Payment Date, and having as its denominator 95% of the Fair Market Value of the Units on the trading day immediately preceding that Distribution Payment Date;

(b)           “Board” means the board of directors of the Corporation as it may be constituted from time to time;

(c)           “Cessation Date” means the date that is the earlier of:

(i)            the date of the Service Provider’s termination or resignation, as the case may be; or

(ii)           the date that the Service Provider ceases to be in the active performance of the usual and customary day-to-day duties of the Service Provider’s position or job;

regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being a Service Provider;

(d)           “Change of Control” means:

(i)            a successful take over-bid; or

(ii)          (A)           any change in the beneficial ownership or control of the outstanding securities or other interests which results in:

(I)            a person or group of persons “acting jointly or in concert” (as defined in the Securities Act (Alberta), as amended from time to time), or;

(II)           an “affiliate” or “associate” (each as defined in the Securities Act (Alberta), as amended from time to time) of such person or group of persons;

holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or interests of the Trust, and

(B)           members of the Board who are members of the Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of the Board at any time within sixty days of such change;

(iii)          Incumbent Directors no longer constituting a majority of the Board; or

(iv)          the winding up or termination of the Trust or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Trust to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of the Trust is continued and where the unitholdings or other securityholdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a “Change of Control” if paragraph (d)(ii) above was applicable to the transaction), or

(v)           any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Plan;

(e)           “Committee” has the meaning set forth in Section 3 hereof provided that if the Human Resources and Compensation or another committee is not appointed or authorized to administer the Plan by the Board, all references in the Plan to the Committee will be deemed to be references to the Board;

(f)            “Distribution” means a distribution paid by the Trust in respect of the Units, whether of cash, Units or other securities or other property, expressed as an amount per Unit;

(g)           “Distribution Payment Date” means any date that a Distribution is distributed to Unitholders;

(h)           “Distribution Record Date” means the applicable record date in respect of any Distribution used to determine the Unitholders entitled to receive such Distribution;

(i)            “Exchange” means the TSX and such other stock exchange(s) on which the Units are then listed and posted for trading from time to time;

(j)            “Exchangeable Securities” means shares or other securities in the capital of the Corporation or any other Trust Affiliate that are exchangeable into Units;

(k)           “Fair Market Value” with respect to a Unit, as at any date means the weighted average of the prices at which the Units traded on the TSX (or, if the Units are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Units are then listed and posted for trading as may be selected for such purpose by the Board in its sole and absolute discretion) for the ten (10) trading days on which the Units traded on the said exchange immediately preceding such date.  In the event that the Units are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Units as determined by the Board in its sole discretion, acting reasonably and in good faith. If initially determined in United States dollars, the Fair Market Value shall be converted into Canadian dollars at an exchange rate selected and calculated in the manner determined by the Board from time to time acting reasonably and in good faith;

(l)            “Grantee” has the meaning set forth in Section 4 hereof;

(m)          “Incumbent Directors” means any member of the Board who was a member of the Board at the effective date of the Plan and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of the Board, including a majority of the Incumbent Directors then on the Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control;

(n)           “Issue Date” means, with respect to any Unit Award, the date upon which Units awarded thereunder shall be issued to the Grantee of such Unit Award;

(o)           “Leave of Absence” means a Service Provider being absent from active employment or active service as a result of sabbatical, disability, education leave, maternity and parental leave, and any form of approved leave;

(p)           “Non-Management Director” means a director of the Corporation who is not an officer or employee of the Trust or a Subsidiary of the Trust;

(q)           “Payout Multiplier” means, at any time, the number obtained by subtracting one from the product of (i) 0.04 and (ii) the Percentile Rank in effect at such time; provided, however, that:

(i)            in the event that such Percentile Rank is less than 35, the Payout Multiplier shall be zero; and

(ii)           in the event that such Percentile Rank is equal to or greater than 75, the Payout Multiplier shall be two;

(r)            “Peer Comparison Group” means, generally, public Canadian oil and gas issuers that in the opinion of the Committee are competitors of the Trust and which shall be determined from time to time by the Committee in its sole and absolute discretion;

(s)           “Percentile Rank” means, at any time when used to determine the Payout Multiplier applicable to adjust the number of Units issuable pursuant to any Performance Award on an Issue Date, the percentile rank, expressed as a whole number, of Total Unitholder Return relative to returns calculated on a similar basis on trust units (or other equity securities, if applicable) of members of the Peer Comparison Group over the period commencing on or about the date such Performance Award was made and ending on or about the last business day of the month preceding the month in which such Issue Date occurs (such commencing and ending dates to be determined by the Board or the Committee, in its sole discretion);

(t)            “Performance Award” means an award of Units under the Plan designated as a “Performance Award” in the Unit Award Agreement pertaining thereto, which Units shall be issued on the Issue Date determined in accordance with Section 6(b)(ii) hereof, subject to adjustment pursuant to the provisions of such Section 6(b)(ii);

(u)           “Restricted Award” means an award of Units under the Plan designated as a “Restricted Award” in the Unit Award Agreement pertaining thereto, which Units shall be issued on the Issue Date(s) determined in accordance with Section 6(b)(i) hereof, subject to adjustment pursuant to the provisions of such Section 6(b)(i);

(v)           “Retirement” has such meaning as the Committee or the Board shall determine from time to time but, for greater certainty, shall not include any of the events described in paragraphs 6(d)(i), (ii), (iii) or (v);

(w)          “Service Provider” has the meaning set forth in Section 4 hereof;

(x)            “Settlement Amount” has the meaning set forth in Section 6(c) hereof;

(y)           “takeover bid” means a “take-over bid” as defined in the Securities Act (Alberta), as amended from time to time, pursuant to which the “offeror” would as a result of such take-over bid, if successful, beneficially own, directly or indirectly, in excess of 50% of the outstanding Units;

(z)            “Total Unitholder Return” means, with respect to any period, the total return to Unitholders on the Units calculated using cumulative distributions on a reinvested basis and the change in the trading price of the Units on the TSX over such period (if the Units are not then issued and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Units are then listed and posted for trading as may be selected for such purpose by the Board in its sole and absolute discretion);

(aa)         “TSX” means the Toronto Stock Exchange;

(bb)         “Trust Affiliate” means a corporation, partnership, trust or other entity that is affiliated with the Corporation or the Trust (within the meaning of the Securities Act (Alberta);

(cc)         “Unit Award” means a Restricted Award or Performance Award made pursuant to the Plan;

(dd)         “Unit Award Agreement” has the meaning set forth in Section 6 hereof;

(ee)         “Unitholder” means a holder of Units; and

(ff)           “Units” means trust units of the Trust.

3.                              Administration

The Plan shall be administered by the Human Resources and Compensation Committee of the Board or such other committee as the Board considers appropriate (the “Committee”).

The Committee shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan and of Section 10 hereof, including, without limitation:

(a)           the authority to make Unit Awards;

(b)           to determine the Fair Market Value of the Units on any date;

(c)           to determine the Service Providers to whom, and the time or times at which Unit Awards shall be granted and shall become issuable;

(d)           to determine the number of Units to be covered by each Unit Award;

(e)           to determine members of the Peer Comparison Group from time to time;

(f)            to determine the Total Unitholder Return of the Trust and the Peer Comparison Group at any time;

(g)           to prescribe, amend and rescind rules and regulations relating to the Plan;

(h)           to interpret the Plan;

(i)            to determine the terms and provisions of Unit Award Agreements (which need not be identical) entered into in connection with Unit Awards; and

(j)            to make all other determinations deemed necessary or advisable for the administration of the Plan.

The determinations of the Committee shall be subject to review and approval by the Board.  The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.

For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee’s decision to approve the grant of a Unit Award in any year shall not require the Committee to approve the grant of a Unit Award to any Service Provider in any other year; nor shall the Committee’s decision with respect to the size or terms and conditions of a Unit Award in any year require it to approve the grant of a Unit Award of the same or similar size or with the same or similar terms and conditions to any Service Provider in any other year. The Committee shall not be precluded from approving the grant of a Unit Award to any Service Provider solely because such Service Provider may previously have been granted a Unit Award under this Plan or any other similar compensation arrangement of the Trust or a Trust Affiliate.  No Service Provider has any claim or right to be granted a Unit Award.

4.                              Eligibility and Award Determination

Unit Awards may be granted only to persons, firms or corporations who are employees, senior officers or directors of the Trust or any Trust Affiliates or who are consultants or other service providers to the Trust or any Trust Affiliates (collectively, “Service Providers”); provided, however, that the participation of a Service Provider in the Plan is voluntary.  For greater certainty, a transfer of employment or services between the Corporation and a Trust Affiliate or between Trust Affiliates shall not be considered an interruption or termination of the employment of a Grantee for any purpose of the Plan.  In determining the Service Providers to whom Unit Awards may be granted (“Grantees”) and the number of Units to be covered by each Unit Award, the Committee may take into account such factors as it shall determine in its sole and absolute discretion including, if so determined by the Committee, any one or more of the following factors:

(a)           compensation data for comparable benchmark positions among the Peer Comparison Group;

(b)           the duties, responsibilities, position and seniority of the Grantee;

(c)           performance measures of the Trust compared with similar performance measures of members of the Peer Comparison Group for the most recently completed fiscal year;

(d)           the individual contributions and potential contributions of the Grantee to the success of the Trust;

(e)           any cash bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of the Trust;

(f)            the Fair Market Value or current market price of the Units at the time of such Unit Award; and

(g)           such other factors as the Committee shall deem relevant in its sole and absolute discretion in connection with accomplishing the purposes of the Plan.

5.                              Reservation of Units

Subject to Sections 6(b)(i)(III), 6(b)(ii)(C) and 6(f) of the Plan, the number of Units reserved for issuance from time to time pursuant to Unit Awards granted and outstanding hereunder at any time shall not exceed a number of Units equal to 5% of the aggregate number of: (i) issued and outstanding Units; plus (ii) the number of Units issuable upon exchange of outstanding Exchangeable Securities, if any.  This prescribed maximum may be subsequently increased to any specified amount, provided the change is authorized by a vote of the Unitholders.

If any Unit Award granted under this Plan shall expire, terminate or be cancelled for any reason without the Units issuable thereunder having been issued in full or if any Units are issued pursuant to any Unit Award granted under this Plan, any such Units shall be available for the purposes of the granting of further Unit Awards under this Plan.

6.                             Terms and Conditions of Unit Awards

Each Unit Award granted under the Plan shall be subject to the terms and conditions of the Plan and evidenced by a written agreement between the Trust and the Grantee (a “Unit Award Agreement”) which agreement shall comply with, and be subject to, the requirements of the Exchange and the following terms and conditions (and with such other terms and conditions as the Committee or the Board, in its discretion, shall establish):

(a)           Number and Type of Units – The Committee shall determine the number of Units to be awarded to a Grantee pursuant to the Unit Award in accordance with the provisions set forth in Section 4 of the Plan and shall designate such award as either a “Restricted Award” or a “Performance Award”, as applicable, in the Unit Award Agreement relating thereto; provided, however, that no one Service Provider may be granted any Unit Award which, together with all Unit Awards then held by such Grantee, would entitle such Grantee to receive a number of Units which is greater than 5% of the outstanding Units, calculated on an undiluted basis.  In addition: (i) the number of Units issuable to insiders at any time, under all security based compensation arrangements of the Trust, shall not exceed 10% of the issued and outstanding Units; and (ii) the number of Units issued to insiders, within any one year period, under all security based compensation arrangements of the Trust, shall not exceed 10% of the issued and outstanding Units.  For this purpose, “insiders” and “security based compensation arrangements” have the meanings ascribed thereto in Part VI of the Company Manual of the TSX.  Subject to Sections 6(b)(i)(III), 6(b)(ii)(C) and 6(f), the number of Units issuable pursuant to this Plan to Non-Management Directors will be limited to a maximum of 0.5% of the issued and outstanding Trust Units.

(b)           Issue Dates and Adjustment of Unit Awards

(i)            Restricted Awards – Subject to Section 6(d) hereunder, with respect to any Restricted Award, the Issue Dates for the issuance of Units thereunder shall be as follows unless otherwise determined by the Committee (and, for greater certainty, the Committee may in its sole and absolute discretion impose additional or different conditions to the determination of the Issue Date(s) in respect of or the issue of Units pursuant to any Restricted Award including, without limitation, performance conditions):

(A)          as to one-third of the Units awarded pursuant to such Restricted Award, on the first anniversary of the date of the Restricted Award;

(B)           as to one-third of the Units awarded pursuant to such Restricted Award, on the second anniversary of the date of the Restricted Award; and

(C)           as to the remaining one-third of the Units awarded pursuant to such Restricted Award, on the third anniversary of the date of the Restricted Award;

provided, however, that:

(I)            if a Grantee is on a Leave of Absence in excess of three (3) months before any of the Issue Dates referred to in paragraphs (A), (B) and (C) above, such Issue Date or Issue Dates shall be extended by that portion of the duration of the period of the Leave of Absence that is in excess of three (3) months;

(II)           in the event of any Change of Control prior to the Issue Dates determined in accordance with the above provisions of this Section 6(b)(i), and regardless of whether or not a Grantee is on a Leave of Absence, the Issue Date for all Units awarded pursuant to such Restricted Award that have not yet been issued as of such time shall be the earlier of (i) the next applicable Issue Date determined in accordance with the above provisions, and (ii) the date which is immediately prior to the date upon which a Change of Control is completed; and

(III)         immediately prior to each Issue Date, the number of Units to be issued on such Issue Date shall be adjusted by multiplying such number by the Adjustment Ratio applicable in respect of such Restricted Award.

(ii)           Performance Awards – Subject to Section 6(d) hereunder, with respect to any Performance Award, the Issue Date for the issuance of Units thereunder shall be on the third anniversary of the date of the Performance Award or such other date as may be determined by the Committee (and, for greater certainty, the Committee may in its sole and absolute discretion impose additional or different conditions to the determination of the Issue Date or the Payout Multiplier in respect of or the issue of Units pursuant to any Performance Award provided that in no event shall the Payout Multiplier be greater than two), provided, however, that:

(A)          if a Grantee is on a Leave of Absence in excess of three (3) months before the Issue Date above, such Issue Date shall be extended by that portion of the duration of the period of such Leave of Absence that is in excess of three (3) months;

(B)           in the event of any Change of Control prior to the Issue Date determined in accordance with the above provisions of this Section 6(b)(ii), and regardless of whether or not a Grantee is on a Leave of Absence, the Issue Date for all Units awarded pursuant to such Performance Award that have not yet been issued as of such time shall be the earlier of (i) the next applicable Issue Date determined in accordance with the above provisions, and (ii) the date which is immediately prior to the date upon which a Change of Control is completed; and

(C)           immediately prior to each Issue Date, the number of Units to be issued on such Issue Date shall be adjusted by multiplying such number by (1) the Adjustment Ratio applicable in respect of such Performance Award, and (2) the Payout Multiplier applicable to such Performance Award at such time.

Notwithstanding any other provision of this Plan, but subject to the limits described in Sections 5 and 6(a) hereof and any other applicable requirements of the Exchange or other regulatory authority, the Board hereby reserves the right to make any additional adjustments to the number of Units to be issued pursuant to any Performance Award (including adjustments determined by reference to or as a result of the absolute Total Unitholder Return without comparison to the Peer Comparison Group) if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan.

(iii)          Notwithstanding any other provision of this Plan, the Board may, in its sole discretion, accelerate the Issue Date for all or any Unit Awards at any time and from time to time.

(c)           Surrender of Unit Awards – At any time when the Units are listed and posted for trading on the TSX, a Grantee may elect on any Issue Date pertaining to a Unit Award, subject to the consent of the Trust, that the Trust pay an amount in cash equal to the aggregate current market value of the Units (as adjusted in accordance with the relevant provisions set forth in Section 6(b) and based on the closing price of the Units on the TSX on the trading day immediately preceding such Issue Date) (the “Settlement Amount”) in consideration for the surrender by the Grantee to the Trust of the right to receive Units under such Unit Award.  Following such election and the acceptance thereof by the Trust, the Trust shall cause a cheque to be issued payable to the Grantee (or as the Grantee may direct) in the Settlement Amount (subject to Section 7 hereof) and sent by pre paid mail or delivered to the Grantee.  The Trust and the Grantee may also agree that all or a portion of the Settlement Amount may be satisfied in whole or in part in Units in which case the number of Units that are issuable to the Grantee on the Issue Date shall be acquired by the Corporation on the TSX or from the Trust, as an issuance of treasury Units, or a combination thereof; provided, however, that the aggregate number of Units that may be so acquired on the Exchange within any 12 month period shall not exceed 5% of the outstanding Units as at the beginning of such period.  The Corporation shall be entitled to withhold from the Settlement Amount all amounts as may be required by law and in the manner contemplated by Section 7 hereof.

(d)           Termination of Relationship as Service Provider – Unless otherwise determined by the Committee or unless otherwise provided in a Unit Award Agreement pertaining to a particular Unit Award or any written employment or consulting agreement governing a Grantee’s role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(i)            Termination for cause – If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding Unit Award Agreements under which Unit Awards have been made to such Grantee, whether Performance Awards or Restricted Awards, shall be immediately terminated and all rights to receive Units thereunder shall be forfeited by the Grantee.

(ii)           Termination not for cause – If a Grantee ceases to be a Service Provider as a result of being terminated other than a termination for cause, effective as of the date that is two months after the Cessation Date, and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Unit Award Agreements under which Unit Awards have been made to such Grantee, whether Performance Awards or Restricted Awards, shall be terminated and all rights to receive Units thereunder shall be forfeited by the Grantee.

(iii)          Voluntary Resignation – If a Grantee voluntarily ceases to be a Service Provider as a result of the Grantee’s voluntary resignation (excluding Retirement), effective as of the day that is two (2) weeks after the Cessation Date, all outstanding Unit Award Agreements under which Unit Awards have been made to such Grantee shall be terminated, whether Performance Awards or Restricted Awards and all rights to receive Units thereunder shall be forfeited by the Grantee.

(iv)          Retirement – If a Grantee ceases to be a Service Provider as a result of such Grantee’s Retirement, the Issue Date for all Units awarded to such Grantee under any outstanding Unit Award Agreements shall be as of the Cessation Date.

(v)           Death – If a Grantee ceases to be a Service Provider as a result of such Grantee’s death, the Issue Date for all Units awarded to such Grantee under any outstanding Unit Award Agreements shall be as of the Cessation Date.

(e)           Rights as a Unitholder – Until the Units granted pursuant to any Unit Award have been issued in accordance with the terms of the Plan, the Grantee to whom such Unit Award has been made shall not possess any incidents of ownership of such Units including, for greater certainty and without limitation, the right to receive Distributions on such Units and the right to exercise voting rights in respect of such Units.  Such Grantee shall only be considered a Unitholder in respect of such Units when such issuance has been entered upon the records of the duly authorized transfer agent of the Trust.

(f)            Effect of Certain Changes – In the event:

(i)            of any change in the Units through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(ii)           that any rights are granted to Unitholders to purchase Units at prices substantially below Fair Market Value; or

(iii)          that, as a result of any recapitalization, merger, consolidation or other transaction, the Units are converted into or exchangeable for any other securities,

then, in any such case, the Board may make such adjustments to the Plan, to any Unit Awards and to any Unit Award Agreements outstanding under the Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

7.                              Withholding Taxes

When a Grantee or other person becomes entitled to receive Units under, or any Settlement Amount in respect of any Unit Award Agreement, the Trust shall have the right to require the Grantee or such other person to remit to the Trust an amount sufficient to satisfy any withholding tax requirements relating thereto.  Unless otherwise prohibited by the Committee or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a)           the tendering by the Grantee of cash payment to the Trust in an amount less than or equal to the total withholding tax obligation; or

(b)           the withholding by the Corporation or the Trust, as the case may be, from the Units otherwise due to the Grantee such number of Units having a Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation; or

(c)           the withholding by the Corporation or the Trust, as the case may be, from any cash payment otherwise due to the Grantee such amount of cash as is less than or equal to the amount of the total withholding tax obligation, provided, however, that the sum of any cash so paid or withheld and the Fair Market Value of any Units so withheld is sufficient to satisfy the total withholding tax obligation.

8.                              Non-Transferability

Subject to Section 6(d)(v), the right to receive Units pursuant to a Unit Award granted to a Service Provider may only be exercised by such Service Provider personally.  Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Unit Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Unit Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Unit Award shall terminate and be of no further force or effect.

9.                              Merger and Sale, etc.

Except in the case of a transaction that is a Change of Control and to which Sections 6(b)(i)(C)(II) and 6(b)(ii)(B) apply, the Trust will not enter into any transaction or series of transactions whereby the Trust or all or substantially all of the Trust’s undertaking, property or assets would become the property of any other trust, body corporate, partnership or other person (a “Successor”) whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless prior to or contemporaneously with the consummation of such transaction the Trust and the Successor execute such instruments and do such things as are necessary to establish that upon the consummation of such transaction the Successor will have assumed all the covenants and obligations of the Trust under this Plan and the Unit Award Agreements outstanding on consummation of such transaction in a manner that substantially preserves and does not impair the rights of the Grantees thereunder in any material respect (including the right to receive trust units, shares, securities or other property of the Successor in lieu of Units upon the subsequent vesting of Unit Awards). Subject to compliance with this Section 9, any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Trust under this Plan and such Unit Award Agreements with the same effect as though the Successor had been named as the Trust herein and therein and thereafter, the Trust shall be relieved of all obligations and covenants under this Plan and such Unit Award Agreements and the obligation of the Trust to the Grantees in respect of the Unit Awards shall terminate and be at an end and the Grantees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Units of the Trust upon vesting of the Unit Awards.

10.                            Amendment and Termination of Plan

The Corporation retains the right to amend from time to time or to terminate the terms and conditions of the Plan by resolution of the Board.  Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchange.  Any amendment to the Plan shall take effect only with respect to Unit Awards granted after the effective date of such amendment, provided that it may apply to any outstanding Unit Awards with the mutual consent of the Corporation and the Service Providers to whom such Unit Awards have been made.

11.                            Miscellaneous

(a)           Effect of Headings – The section and subsection headings contained herein are for convenience only and shall not affect the construction hereof.

(b)           Compliance with Legal Requirements – The Trust shall not be obliged to issue any Units if such issuance would violate any law or regulation or any rule of any government authority or stock exchange.  The Corporation, in its sole discretion, may postpone the issuance or delivery of Units under any Unit Award as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Units in compliance with applicable laws, rules and regulations.  The Trust shall not be required to qualify for resale pursuant to a prospectus or similar document any Units awarded under the Plan, provided that, if required, the Trust shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of the Plan and the granting of Unit Awards hereunder in accordance with any such requirements.

(c)           No Right to Continued Employment – Nothing in the Plan or in any Unit Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Trust or any Trust Affiliates, to be entitled to any remuneration or benefits not set forth in the Plan or a Unit Award Agreement or to interfere with or limit in any way the right of the Trust or any Trust Affiliate to terminate Grantee’s employment or service arrangement with the Trust or any Trust Affiliate.

(d)           Ceasing to be a Trust Affiliate – Except as otherwise provided in this Plan, Unit Awards granted under this Plan shall not be affected by any change in the relationship between or ownership of the Trust and a Trust Affiliate.  For greater certainty, all Unit Awards remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, any corporation, partnership or trust ceases to be a Trust Affiliate.

(e)           Expenses – All expenses in connection with the Plan shall be borne by the Trust.

12.                            Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

13.                            Governing Law

The Plan shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

14.                            Effective Date

This Plan shall be effective at the effective time of the Plan of Arrangement attached to the Arrangement Agreement made as of November 17, 2005 between Acclaim Energy Trust, Acclaim Energy Inc., StarPoint Energy Trust and StarPoint Energy Ltd., as it may be amended.

APPENDIX K

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1)     Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)           amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)           amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c)           amalgamate with another corporation, otherwise than under section 184 or 187,

(d)           be continued under the laws of another jurisdiction under section 189, or

(e)           sell, lease or exchange all or substantially all its property under section 190.

(2)           A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)           In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)           A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)           A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)           at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)           if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of his right to dissent.

(6)           An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)           by the corporation, or

(b)           by a shareholder if the shareholder has sent an objection to the corporation under subsection (5)

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7)           If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)           Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)           at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)           within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)           Every offer made under subsection (7) shall

(a)           be made on the same terms, and

(b)           contain or be accompanied with a statement showing how the fair value was determined.

(10)         A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)         A dissenting shareholder

(a)           is not required to give security for costs in respect of an application under subsection (6), and

(b)           except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)         In connection with an application under subsection (6), the Court may give directions for

(a)           joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)           the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)           the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)           the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)           the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)            the service of documents, and

(g)           the burden of proof on the parties.

(13)         On an application under subsection (6), the Court shall make an order

(a)           fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)           giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c)           fixing the time within which the corporation must pay that amount to a shareholder.

(14)         On:

(a)           the action approved by the resolution from which the shareholder dissents becoming effective,

(b)           the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)           the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)         Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)         Until one of the events mentioned in subsection (14) occurs,

(a)           the shareholder may withdraw the shareholder’s dissent, or

(b)           the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)         The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)         If subsection (20) applies, the corporation shall, within 10 days after

(a)           the pronouncement of an order under subsection (13), or

(b)           the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)         Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)         A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)           the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)           the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

APPENDIX L

ACCLAIM PROFORMA FINANCIAL STATEMENTS

COMPILATION REPORT ON PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

To the Directors of Acclaim Energy Inc., administrator of

Acclaim Energy Trust:

We have read the accompanying unaudited pro forma consolidated statement of earnings of Acclaim Energy Trust (the “Trust”) for the year ended December 31, 2004 and have performed the following procedures.

1.                                       Compared the figures in the column captioned “Historical Consolidated Acclaim” to the audited consolidated statement of earnings of the Trust for the year ended December 31, 2004 and found them to be in agreement.

2.                                       Compared the figures in the columns captioned “Central Alberta”, “Kaybob”, “Manitoba” and “Mitsue” to the unaudited schedules of revenues, royalties and operating expenses of each of the Central Alberta, Kaybob, Manitoba and Mitsue Properties for the three months ended March 31, 2004 and found them to be in agreement.

3.                                       Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

(a)                                  the basis for determination of the pro forma adjustments; and

(b)                                 whether the unaudited pro forma consolidated statement of earnings complies as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials:

(a)                                  described to us the basis for determination of the pro forma adjustments, and

(b)                                 stated that the unaudited pro forma consolidated statement of earnings complies as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4.                                       Read the notes to the pro forma consolidated statement of earnings, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.                                       Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Historical Consolidated Acclaim”, “Central Alberta”, “Kaybob”, “Manitoba” and “Mitsue” for the year ended December 31, 2004, and found the amounts in the column captioned “Pro Forma Consolidated Acclaim” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective.  The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information.  Accordingly, we express no such assurance.  The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated statement of earnings, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statement.

Calgary, Alberta	(Signed) Deloitte & Touche LLP
November 18, 2005	Chartered Accountants

ACCLAIM ENERGY TRUST

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

Year Ended December 31, 2004

(Unaudited)

(Expressed in Thousands of Dollars, Except per Trust Unit Amounts)

	Historical								Pro Forma
	Consolidated	Central				Pro Forma			Consolidated
	Acclaim	Alberta	Kaybob	Manitoba	Mitsue	Adjustments	Note		Acclaim

REVENUE
Petroleum and natural gas sales – net	417,557	33,021	27,780	4,155	5,653	(18,295)	2(a	)	530,971
						57,588	2(b	)
						3,512	2(g	)

EXPENSES
Operating and transportation	106,808	7,037	6,050	853	1,323	(4,180)	2(a	)	129,784
						8,381	2(b	)
						3,512	2(g	)
General and administrative	17,013	—	—	—	—	1,800	2(c	)	18,813
Interest	12,054	—	—	—	—	2,475	2(d	)	14,529
Interest on convertible debentures	—	—	—	—	—	5,427	2(d	)	5,427
Unit-based compensation	9,016	—	—	—	—	—			9,016
Depletion, depreciation and amortization	178,781	—	—	—	—	50,123	2(e	)	228,904
Accretion	3,045				—	500	2(e	)	3,545
Realized loss on financial derivatives	39,351	—	—	—	—	—			39,351
Unrealized loss on financial derivatives	11,093	—	—	—	—	—			11,093
	377,161	7,037	6,050	853	1,323	68,038			460,462

EARNINGS BEFORE INCOME TAXES	40,396	25,984	21,730	3,302	4,330	(25,233)			70,509

Provision for capital taxes	2,535	—	—	—	—	—			2,535
Recovery of future income taxes	1,171	—	—	—	—	(1,713)	2(f	)	(542)
	3,706	—	—	—	—	(1,713)			1,993

NON-CONTROLLING INTEREST	—	—	—	—	—	—			—

NET EARNINGS (LOSS)	36,690	25,984	21,730	3,302	4,330	(23,520)			68,516

Net earnings per Unit – basic (Note 3)	$0.41								$0.70

Net earnings per Unit – diluted (Note 3)	$0.41								$0.70

ACCLAIM ENERGY TRUST

NOTES TO THE PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

Year Ended December 31, 2004

(Unaudited)

(Expressed in Thousands of Dollars, Except per Trust Unit Amounts)

1.             BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statement of earnings of Acclaim Energy Trust (“Pro Forma Consolidated Statement of Earnings”) has been prepared for inclusion in the joint information circular of Acclaim Energy Trust (“Acclaim” or the “Trust”) and StarPoint Energy Ltd. (“StarPoint”) dated November 18, 2005 (the “Information Circular”) relating to the proposed merger of Acclaim and StarPoint.  The Pro Forma Consolidated Statement of Earnings gives effect to the following transactions:

a)                                      the acquisition of certain interests in oil and natural gas located in Western Canada (the “Chevron Properties”) acquired by Acclaim for a total cost of $474,371 (including the related capitalized asset retirement obligations and future income tax impact) under a purchase agreement dated May 25, 2004 (which closed on June 30, 2004), including:

i)                                         a 100% undivided interest in the Central Alberta Properties;

ii)                                      a 100% undivided interest in the natural gas interests (but not the oil interests) of the Kaybob Properties;

iii)                                   a 40% undivided interest in the Manitoba Properties; and

iv)                                  a 60% undivided interest in the Mitsue Properties; and

b)                                     the related issuance of 16.35 million Units for net proceeds of $189,973 (after $10,315 of issue and transaction costs), the issue of $75 million (before transaction costs of $3.3 million) of 8.0% convertible extendible unsecured subordinated debentures (“Debentures”) and a $181,027 increase in debt to finance the acquisition of the Chevron Properties.

The Pro Forma Consolidated Statement of Earnings has been prepared from and should be read in conjunction with the following (all as included or incorporated by reference in the Information Circular):

a)                                      the audited consolidated financial statements of Acclaim as at December 31, 2004 and for the year then ended; and

b)                                     the unaudited schedules of revenues, royalties and operating expenses of the Central Alberta, Kaybob, Manitoba and Mitsue Properties for the three months ended March 31, 2004, which reflect 100% of the revenues, royalties and operating expenses of all properties in Central Alberta, Kaybob, Manitoba and Mitsue.  The proportionate interests in these properties acquired by Acclaim (and Acclaim’s proportionate share of the revenues, royalties and expenses) are as detailed above.

In the opinion of management of Acclaim, this Pro Forma Consolidated Statement of Earnings includes all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Accounting policies used in the preparation of the Pro Forma Consolidated Statement of Earnings are in accordance with those disclosed in the 2004 audited financial statements of the Trust except for the changes in accounting policies, effective January 1, 2005 related to convertible debentures and exchangeable shares as more fully outlined in the unaudited interim consolidated financial statements of the Trust as at September 30, 2005 and for the three and nine months ended, as incorporated by reference in the Information Circular.

The accompanying unaudited Pro Forma Consolidated Statement of Earnings reflects the retroactive adoption of the change in accounting policy related to convertible debentures.  There was no impact to the Trust for any period as a result of the change to the new policy relating to the exchangeable shares.

The Pro Forma Consolidated Statement of Earnings is not necessarily indicative of the results of operations that would have occurred for the year ended December 31, 2004, or for future periods.

2.             PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

The unaudited pro forma consolidated statement of earnings for the year ended December 31, 2004 gives effect to the following transactions and assumptions as if they had taken place at January 1, 2004:

a)                                      Adjustment to the total revenues, royalties and operating expenses of the Kaybob Properties for the revenue, royalties and operating expenses related to the oil operations not being acquired by Acclaim.

b)                                     Adjustment to the total revenues, royalties and operating expenses of the Chevron Properties for the revenue, royalties and operating expenses of the Chevron Properties for the period April 1, 2004 to June 29, 2004.

c)                                      Adjustment to general and administrative expenses as a result of the acquisition of the Chevron Properties.

d)                                     Increase in interest expense calculated at Acclaim’s average cost of borrowing on the assumed increase in the bank debt and the $5.4 million increase in interest as a result of the retroactive change in the accounting policy for convertible debentures.

e)                                      Calculation of depletion, depreciation, amortization and accretion on a consolidated basis incorporating the cost of the Chevron Properties.

f)             Adjustment to future income taxes for the above adjustments, as applicable.

g)            Adjustment to revenue to reclassify transportation costs to expense.

h)            The calculation of pro forma net earnings per unit gives effect to the issuance of the 16.35 million Units and $75 million of Debentures under the Chevron Properties acquisition as discussed in Note 1.

ACCLAIM ENERGY TRUST

NOTES TO THE PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

Year Ended December 31, 2004

(Unaudited)

(Expressed in Thousands of Dollars, Except per Trust Unit Amounts)

3.             PER UNIT INFORMATION

Pro forma per unit information has been calculated using the weighted average number of units outstanding as follows:

December 31, 2004

Basic (000s)	97,713
Diluted (000s)	98,493

Units potentially issuable on the conversion of the debentures are anti-dilutive and are not included in the calculation of diluted weighted average units outstanding.

APPENDIX M

STARPOINT PROFORMA FINANCIAL STATEMENTS

COMPILATION REPORT ON PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

To the Directors of StarPoint Energy Ltd., administrator of

StarPoint Energy Trust:

We have read the accompanying unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2005 and the year ended December 31, 2004 and have performed the following procedures:

1.             Compared the figures in the columns captioned “StarPoint Energy Trust” to the unaudited interim consolidated financial statements of StarPoint Energy Trust as at September 30, 2005 and for the nine months then ended and found them to be in agreement.

2.             Compared the figures in the column captioned “StarPoint Energy Ltd.” to the audited consolidated financial statements of StarPoint Energy Ltd. for the year ended December 31, 2004 and found them to be in agreement.

3.             Compared the figures in the columns captioned “APF Pro Forma Total” to the unaudited pro forma consolidated financial statements of APF Energy Trust as at March 31, 2005 and for the three months then ended and for the year ended December 31, 2004 and found them to be in agreement.

4.             Compared the figures in the column captioned “E3 Energy Inc.” to the audited consolidated financial statements of E3 Energy Inc. for the year ended December 31, 2004 and found them to be in agreement.

5.             Compared the figures in the columns captioned “EnCana Assets” to the unaudited schedule of revenues, royalties and operating expenses for the EnCana Assets for the six months ended June 30, 2005 and to the audited schedule of revenues, royalties and operating expenses for the EnCana Assets for the year ended December 31, 2004 and found them to be in agreement.

6.             Compared the figures in the columns captioned “Nexen Assets” to the unaudited schedule of revenues, royalties and operating expenses for the Nexen Assets for the six months ended June 30, 2005 and to the audited schedule of revenues, royalties and operating expenses for the Nexen Assets for the year ended December 31, 2004 and found them to be in agreement.

7.             Made enquires of certain officials of StarPoint Energy Trust who have responsibility for financial and accounting matters about:

(a)           the basis for the determination of the pro forma adjustments; and

(b)           whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials:

(a)           described to us the basis for determination of the pro forma adjustments; and

(b)           stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

8.             Read the notes to the pro forma consolidated financial statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

9.             Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the applicable columns captioned “StarPoint Energy Trust”, “StarPoint Energy Ltd.”, “E3 Energy Inc.”, “EnCana Assets”, “Nexen Assets” and “APF Pro Forma Total”, as at September 30, 2005 and for the nine months then ended and for the year ended December 31, 2004 and found the amounts in the columns captioned “StarPoint Trust Pro Forma Total” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective.  The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information.  Accordingly, we express no such assurance.  The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated statement of earnings, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statement.

Calgary, Alberta
(Signed) KPMG LLP
November 18, 2005
Chartered Accountants

STARPOINT ENERGY TRUST

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Nine months ended September 30, 2005

(Unaudited)

(Expressed in Thousands of Dollars, Except per Trust Unit Amounts)

		Pro Forma Adjustments						StarPoint Energy
	StarPoint Energy Trust	Serlkirk Energy Partnership	APF Pro Forma Total	EnCana Assets	Nexen Assets	Pro Forma Adjustments		Trust Pro Forma Total
		(note 2(g))
Revenue
Oil and gas sales	247,956	1,390	73,191	49,277	67,468	72,144	(2)(a)	526,214
						14,537	(2)(b)
						251	(2)(h)
Royalties expense, net of ARTC	(50,762)	(353)	(13,589)	(2,509)	(12,949)	(12,643	)(2)(a)	(95,595)
						(2,790	)(2) (b)
	197,194	1,037	59,602	46,768	54,519	71,499		430,619

Expenses
Operating and transportation	37,484	199	16,301	8,461	7,106	19,202	(2)(a)	90,535
						1,531	(2)(b)
						251	(2)(h)
General and administrative	3,725	1,002	3,528	—	—	18,640	(2)(a)	26,895
Plan of arrangement costs	12,116	—	—	—	—	—		12,116
Depletion, depreciation and amortization	108,822	534	26,361	—	—	22,832	(2)(a)	182,042
						23,493	(2)(d)
Accretion	1,550	—	620	—	—	1,260	(2)(a)	3,455
						25	(2)(d)
Unit based compensation	7,243	—	35	—	—	(318	)(2)(a)	6,960
Interest and bank charges	3,352	(7)	1,836	—	—	1,550	(2)(a)	10,308
						3577	(2)(c)
Interest on convertible debentures	2,167	—	1,283	—	—	1,270	(2)(a)	6,345
						1,625	(2)(c)
Realized loss on financial derivatives	—	—	2,735	—	—	3,228	(2)(a)	5,963
Unrealized (gain) loss on financial derivatives	(3,153)	—	18,384	—	—	6,934	(2)(a)	22,165
	173,306	1,728	71,083	8,461	7,106	105,100		366,784
Income (loss) before income taxes and non-controlling interest	23,888	(691)	(11,481)	38,307	47,413	(33,601)		63,835

Income Taxes
Capital taxes	5,321	—	782	—	—	1,050	(2)(a)	9,000
						1,847	(2)(e)
Future income tax expense (recovery)	(13,369)	—	(9,892)	—	—	(6,527	)(2)(a)	(29,788)
	(8,048)		(9,110)	—	—	(3,630)		(20,788)

Non-controlling interest	1,725	—		—	—	—		1,725

Net income (loss)	30,211	(691)	(2,371)	38,307	47,413	(29,971)		82,898

Net income (loss) per trust unit
Basic								0.80
Diluted								0.80

See accompanying notes to pro forma consolidated financial statements.

STARPOINT ENERGY TRUST

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2004

(Unaudited)

(Expressed in Thousands of Dollars, Except per Trust Unit Amounts)

			Pro Forma Adjustments										StarPoint
	StarPoint Energy Ltd.	E3 Energy Inc.	Serlkirk Energy Partnership	Upton Resources Ltd.	Mission Assets	Other	Pro Forma Sub Total	APF Pro Forma Total	EnCana Assets	Nexen Assets	Pro Forma Adjustments		Energy Trust Pro Forma Total
			(note 3(g))	(note 3(f))	(note 3(a))
Revenue
Oil and gas sales	102,019	17,344	16,851	5,439	(12,493)		129,160	278,067	100,896	112,001	515	(3)(h)	620,639
Royalties expense, net of ARTC	(24,262)	(2,990)	(3,990)	(1,237)	3,178		(29,301)	(51,405)	(4,999)	(22,730)	—		(108,435)
Other	—	—	45	—	—		45	—	—	—	—		45
	77,757	14,354	12,906	4,202	(9,315)		99,904	226,662	95,897	89,271	515		512,249

Expenses
Operating and transportation	18,895	4,513	2,016	810	(3,075)		23,159	67,454	17,926	15,700	515	(3)(h)	124,754
General and administrative	2,393	1,659	707	3,930	—		8,689	14,567			—		23,256
Stock-based compensation	1,979	357	—	—	—	(357)	1,979	(415)			—		1,564
Interest and bank charges	2,252	286	—	155	—	(363)		6,154	—	—
					—	500	2,830				7,804	(3)(b)	16,788
Interest on convertible debentures	—	—	—		—			5,263			4,253	(3)(b)	9,516
Depletion, depreciation and amortization	36,152	3,964	5,553	2,549	—	1,418		93,490			—
					—		49,636				109,296	(3)(c)	252,422
Accretion	685	104	23	—	—	(49)	763	—			2,020	(3)(c)	2,783
Realized loss on financial derivatives	—		—	—	—	—		17,264			—		17,264
Unrealized loss on financial derivatives	—		—	—	—	—		(233)			—		(233)
	62,356	10,883	8,299	7,444	(3,075)	1,149	87,056	203,544	17,926	15,700	123,888		448,114
Income (loss) before income taxes	15,401	3,471	4,607	(3,242)	(6,240)	(1,149)	12,848	23,118	77,971	73,571	(123,373)		64,135

Taxes
Capital taxes	2,916	12	—	—	—	274	3,202	3,529	—	—	(2,523	)(3)(d)	4,208
Future income tax expense (recovery)	6,080	590	755	—	—	(3,158)	4,267	(27,926)	—	—	(4,392	)(3)(d)	(28,051)
	8,996	602	755	—	—	(2,884)	7,469	(24,397)	—	—	(6,915)		(23,843)
Net income (loss)	6,405	2,869	3,852	(3,242)	(6,240)	1,735	5,379	47,515	77,971	73,571	(116,458)		87,978

Net income (loss) per trust unit
Basic													0.89
Diluted													0.88

See accompanying notes to pro forma consolidated financial statements.

STARPOINT ENERGY TRUST

NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

As at September 30, 2005 and for the nine months then ended and the year ended December 31, 2004

(Unaudited)

(Expressed in Thousands of Dollars, Except per Trust Unit Amounts)

1.             BASIS OF PRESENTATION:

The accompanying unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2005 and the year ended December 31, 2004 (the “pro forma financial statements”) for StarPoint Energy Trust (“StarPoint”) have been prepared to reflect the following:

•      The acquisition of the Nexen Assets (“Nexen Assets”) for cash consideration of approximately $317.7 million which closed on August 9, 2005;

•      The acquisition of the EnCana Assets (“EnCana Assets”) for cash consideration of approximately $398.0 million which closed on June 30, 2005;

•      The acquisition of all the issued and outstanding units of APF Energy Trust (“APF”) for consideration totaling approximately $735.4 million through the issuance of 39,659,628 trust units of StarPoint (“StarPoint units”) at an adjusted price of $18.54 per StarPoint unit which closed on June 27, 2005;

•      The acquisition of all of the issued and outstanding shares of Selkirk Energy Partnership (“Selkirk”) for approximately $68.5 million which closed on January 28, 2005;

•      The acquisition of all of the issued and outstanding shares of E3 Energy Inc. (“E3”) for approximately $66.5 million which closed on January 7, 2005;

•      The acquisition of all of the issued and outstanding shares of Upton Resources Inc. (“Upton”) for approximately $75.3 million which closed on January 27, 2004;

•      The issuance of $60,000,000 convertible debentures at a coupon rate of 6.5 % per annum with a conversion price of $19.75 per StarPoint unit;

•      The issuance of 17,800,000 StarPoint units at $18 per StarPoint unit for gross proceeds totaling approximately $320.4 million; and

•      The issuance of 12,000,000 StarPoint units at $18.65 per StarPoint unit for gross proceeds totaling approximately $223.8 million.

The pro forma financial statements have been prepared from information derived from and should be read in conjunction with the following:

1)             StarPoint’s unaudited interim consolidated financial statements as at September 30, 2005 and for the nine months then ended;

2)             StarPoint Energy Ltd.’s audited consolidated financial statements as at December 31, 2004 and for the year then ended;

3)             E3 audited consolidated financial statements as at December 31, 2004 and for the year then ended;

4)             The unaudited statement of net operating revenues of the Mission Assets for the nine months ended September 30, 2004.  These amounts have been adjusted to incorporate the unaudited results of these assets for the period from October 1, 2004 to December 31, 2004;

5)             The unaudited interim consolidated financial statements of the Selkirk as at October 31, 2004 and for the nine months then ended.  These amounts have been adjusted to include the unaudited operations of Selkirk for the period from January 1, 2004 to January 31, 2004 and November 1, 2004 to December 31, 2004.  Further, as StarPoint acquired Selkirk on January 28, 2005, the pro forma consolidated statement of operations for the nine months ended September 30, 2005 has been adjusted to include the unaudited operations of Selkirk for the period from January 1, 2005 to January 27, 2005;

6)             APF’s unaudited interim consolidated financial statements as at March 31, 2005 and for the three months then ended and audited consolidated financial statements as at December 31, 2004 and for the year then ended;

7)             The unaudited schedule of revenues, royalties and operating expenses for the EnCana Assets for the six months ended June 30, 2005 and the audited schedule of revenues, royalties and operating expenses for the EnCana Assets for the year ended December 31, 2004;

8)             The unaudited schedule of revenues, royalties and operating expenses for the Nexen Assets for the six months ended June 30, 2005 and the audited schedule of revenues, royalties and operating expenses for the Nexen Assets for the year ended December 31, 2004;

9)             As StarPoint acquired Upton on January 27, 2004 the pro forma consolidated statement of operations for the year ended December 31, 2004 has been adjusted to include the operations of Upton for the period from January 1, 2004 to January 26, 2004;

10)           The unaudited pro forma consolidated financial statements of APF as at March 31, 2005 and for the three months then ended and the year ended December 31, 2004; and

11)           The audited financial statement of StarPoint Energy Trust as at December 31, 2004.

The pro forma financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.  The unaudited pro forma consolidated statements of operations give effect to the transactions and assumptions in notes 2 and 3 as if they had occurred on January 1, 2004.  The pro forma financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.  In preparing these pro forma financial statements, no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the combining of the operations of StarPoint and the acquired entities.

Accounting policies used in the preparation of the pro forma financial statements are in accordance with those disclosed in StarPoint’s unaudited consolidated financial statements as at September 30, 2005 and for the nine months then ended and StarPoint Energy Ltd.’s audited consolidated financial statements as at December 31, 2004 and for the year then ended.

In the opinion of management of StarPoint, the pro forma financial statements include all of the necessary adjustments for the fair presentation of StarPoint.

2.             STATEMENT OF OPERATIONS ADJUSTMENTS (NINE MONTHS ENDED SEPTEMBER 30, 2005):

The unaudited consolidated pro forma statement of operations for the nine months ended September 30, 2005 gives effect to the following assumptions and adjustments as if they occurred on January 1, 2004:

(a)           StarPoint acquired APF on June 27, 2005.  The pro forma consolidated statement of operations has been adjusted to incorporate the unaudited results from April 1, 2005 to June 26, 2005.

(b)           StarPoint acquired the Nexen Assets on August 9, 2005.  The pro forma consolidated statement of operations has been adjusted to incorporate the unaudited results from July 1, 2005 to August 8, 2005.

(c)           Interest expense has been adjusted to give effect to the cash portion of the consideration paid on the acquisitions of Selkirk, the EnCana Assets, the Nexen Assets and the interest on the issuance of the APF and StarPoint convertible debentures less the proceeds received from the equity issues and the convertible debenture issue.  Accretion of the equity component of the convertible debenture issue has been adjusted to give effect to the issuance of the convertible debentures.

(d)           Depreciation, depletion and accretion have been adjusted to reflect the application of the appropriate unit-of-production rate for the full cost pool allocated to StarPoint based on the estimated proved petroleum and natural gas reserves after adjustments for all acquisitions.

(e)           Capital taxes have been adjusted to reflect the increased size of StarPoint after the completion of the acquisitions.

The pro forma consolidated statement of operations has been adjusted to reflect the elimination of current income taxes which will be eliminated under the Trust structure.  The future income tax provision reflects the tax impact of the pro forma adjustments in the pro forma consolidated statement of operations.

(f)            No new options are assumed to be issued in the period.

(g)           StarPoint acquired Selkirk on January 28, 2005. The pro forma consolidated statement of operations has been adjusted to incorporate the unaudited operating results for the period from January 1, 2005 to January 27, 2005.

(h)           Oil and gas sales have been adjusted to reclassify transportation costs.

(i)            The net income per StarPoint unit and exchangeable share has been based on the following historical weighted average number of shares of StarPoint adjusted as follows:

Nine months ended
September 30, 2005

Weighted average StarPoint units and exchangeable shares	55,628,884
Adjustment for units issues on acquisition of APF and equity issued to assume these were issued at the beginning of the year	47,898,264

Weighted average StarPoint units and exchangeable shares	103,527,148

Allocated as follows:
StarPoint units	101,476,229
Exchangeable shares	2,050,919

3.             STATEMENT OF OPERATIONS ADJUSTMENTS (YEAR ENDED DECEMBER 31, 2004):

The unaudited consolidated pro forma consolidated statement of operations for the year ended December 31, 2004 gives effect to the following assumptions and adjustments as if they occurred on January 1, 2004:

(a)           On November 26, 2004, StarPoint, E3, StarPoint Energy Trust, Mission Oil & Gas Inc. (“Mission”), StarPoint Acquisition Ltd. and StarPoint Exchangeco Ltd. entered into an Arrangement (the “Arrangement”) which became effective on January 7, 2005.  Under the Arrangement:

(i)            StarPoint Energy Ltd. issued 14,258,946 common shares at an adjusted purchase price of $4.32 per share to the shareholders of E3;

(ii)           virtually all of StarPoint’s and E3’s existing producing oil and gas assets were transferred to the benefit of StarPoint Energy Trust; and

(iii)          certain exploration assets, undeveloped lands and limited producing oil and natural gas assets (the “Mission Assets”) held by StarPoint were transferred to Mission.

StarPoint was deemed the acquirer of E3 and consequently accounted for the acquisition using the purchase method of accounting. The revenue, royalties and operating expenses related to the Mission Assets have been deducted from the unaudited pro forma consolidated statement of operations of StarPoint for the year ended December 31, 2004 and related adjustments have been made to depletion, depreciation and accretion and income taxes.  The properties comprising the Mission Assets were acquired by StarPoint or its subsidiary companies at various points in time.  The pro forma consolidated statement of operations has been adjusted only for the revenues and related expenditures incurred after the properties were acquired by StarPoint.

 (b)          Interest expense has been adjusted to give effect to the cash portion of the consideration paid on the acquisitions of Selkirk, the EnCana Assets, the Nexen Assets and the interest on the convertible debentures less the proceeds received from the exercise of options, the equity issues and convertible debenture issue.  Accretion of the equity component of the convertible debenture issue has been adjusted to give effect to the issuance of the convertible debentures.

 (c)          Depreciation, depletion and accretion have been adjusted to reflect the application of the appropriate unit-of-production rate for the full cost pool allocated to StarPoint based on the estimated proved petroleum and natural gas reserves after adjustments for all acquisitions.

 (d)          Capital taxes have been adjusted to reflect the increased size of StarPoint after the completion of the acquisitions.

The pro forma consolidated statement of operations has been adjusted to reflect the elimination of current income taxes which will be eliminated under the Trust structure.  The future income tax provision reflects the tax impact of the pro forma adjustments in the pro forma consolidated statement of operations.

(e)           No new options are assumed to be issued in the period.

 (f)           StarPoint acquired Upton on January 27, 2004. The pro forma consolidated statement of operations for the year ended December 31, 2004 has been adjusted to incorporate the unaudited operating results of Upton for the pre-acquisition period from January 1, 2004 to January 26, 2004.

(g)           StarPoint acquired Selkirk on January 28, 2005. The pro forma consolidated statement of operations for the year ended December 31, 2004 has been adjusted to incorporate the unaudited operating results of Selkirk for the year ended December 31, 2004.

(h)           Oil and gas sales have been adjusted to reclassify transportation costs.

(i)            The net income per StarPoint unit and exchangeable share has been based on the following historical weighted average number of shares of StarPoint adjusted for the following:

Year ended
December 31, 2004

StarPoint Energy Ltd. pro forma weighted average shares outstanding	79,642,000
Issued on acquisition of E3	14,258,946
93,900,946
StarPoint units and exchangeable shares outstanding after giving effect to the Arrangement	24,099,444
Options exercised	1,515,962
Equity issue	3,760,000
Issued on acquisition of APF	39,659,628
Equity issues	29,800,000
Weighted average StarPoint units and exchangeable shares	98,835,034

Allocated as follows:
StarPoint units	95,340,439
Exchangeable shares	3,494,595

QUESTIONS AND OTHER ASSISTANCE

Acclaim and StarPoint have retained Kingsdale Shareholder Services Inc. to act as information agent and to solicit proxies in connection with the Arrangement and to assist in completing the forms of proxy, voting directions and the Letters of Transmittal.  Any questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc. at the telephone numbers and location set out below:

North American Toll Free Phone:

1-866-639-8089

Email: shareholder@kingsdalecapital.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Banks and Brokers Call Collect: 416-867-2322